As filed with the Securities and Exchange Commission on September 8, 2025
Registration
No. 333-

UNITED STATES
SECURITIES
AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
S-1
REGISTRATION STATEMENT
Under
The Securities Act of 1933

IMAGENEBIO, INC.
(Exact name of Registrant as specified in its charter)

Delaware	2836	81-1697316
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
12526 High Bluff Drive, Suite 345
San Diego,
CA
9213
0
(
858
)
345-6265
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Kristin Yarema, Ph.D.
Chief Executive Officer
12526 High Bluff Drive, Suite 345
San Diego,
CA 92130
(
858
)
345-6265
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Patrick Loofbourrow, Esq.
Asa Henin, Esq.
Cooley LLP
10265 Science Center Drive
San Diego, CA 92121
(858)
550-6000

Approximate date of commencement of proposed sale to the public
: As soon as practicable after this registration statement becomes effective.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☒
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated
filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule
12b-2
of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a) may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated September 8, 2025

PROSPECTUS

2,508,337 Shares of Common Stock

This prospectus relates to the resale by certain of the selling stockholders named in this prospectus (each, a “selling stockholder” and collectively, the “selling stockholders”) of 2,508,337 shares of common stock, par value $0.001 per share, issued in a private placement on July 25, 2025.

We are registering the offer and sale of these shares to satisfy certain registration rights we have granted. We will not receive any of the proceeds from the sale of the shares of common stock by the selling stockholders. We will pay the expenses associated with registering the sales by the selling stockholders, as described in more detail in the section titled “Use of Proceeds” appearing elsewhere in this prospectus.

The selling stockholders may sell the common stock described in this prospectus in a number of different ways and at varying prices. We provide more information about how the selling stockholders may sell their common stock in the section titled “Plan of Distribution” appearing elsewhere in this prospectus.

The selling stockholders may sell any, all or none of the shares and we do not know when or in what amount the selling stockholders may sell their common stock hereunder following the effective date of this registration statement.

Our common stock is listed on The Nasdaq Capital Market (“Nasdaq”) under the symbol “IMA.” On September 5, 2025, the last quoted sale price for our common stock as reported on Nasdaq was $7.96.

We are an “emerging growth company” and a “smaller reporting company” as defined under the federal securities laws, and, as such, may elect to comply with certain reduced public company reporting requirements for future filings.

Investing in our securities involves a high degree of risk. Before making an investment decision, you should review carefully the risks and uncertainties described in the section titled “Risk Factors” beginning on page 6 of this prospectus.

Neither the Securities Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is    , 2025.

i

EXPLANATORY NOTE

On July 25, 2025 (the “Closing Date”), ImageneBio, Inc., a Delaware corporation (previously named Ikena Oncology, Inc.), a Delaware corporation, consummated the previously announced merger pursuant to the terms of the Agreement and Plan of Merger, dated as of December 23, 2024 (the “Merger Agreement”), by and among Ikena Oncology, Inc. (“Ikena”), Insight Merger Sub I, an exempted company with limited liability incorporated and existing under the laws of the Cayman Islands and a direct, wholly owned subsidiary of Ikena (“Merger Sub I”), Insight Merger Sub II, an exempted company with limited liability incorporated and existing under the laws of the Cayman Islands and a direct, wholly owned subsidiary of Ikena (“Merger Sub II”), and Inmagene Biopharmaceuticals, an exempted company with limited liability incorporated and existing under the laws of the Cayman Islands (“Legacy Inmagene”). Unless otherwise stated or the context otherwise requires, the references in this prospectus to the “Company,” “we,” “our,” or “us” refer to Inmagene Biopharmaceuticals together with its consolidated subsidiaries for periods prior to the Merger and to ImageneBio, Inc. together with its consolidated subsidiaries for periods following the Merger; references to “Ikena” refer to Ikena Oncology, Inc. for periods prior to the Merger; and references to “Legacy Inmagene” refer to Inmagene Biopharmaceuticals together with its consolidated subsidiaries for periods prior to the Merger.

Pursuant to the Merger Agreement, on the Closing Date, (i) Ikena effected a 1-for-12 reverse stock split of Ikena’s issued common stock (the “Reverse Stock Split”), (ii) Merger Sub I merged with and into Legacy Inmagene (the “First Merger”), with Legacy Inmagene surviving the First Merger as a wholly owned subsidiary of Ikena, (iii) immediately following the First Merger, Legacy Inmagene merged with and into Merger Sub II (the “Second Merger” and, together with the First Merger, the “Merger”), with Merger Sub II surviving the Second Merger as a wholly owned subsidiary of Ikena, and (iv) following the Second Merger, Ikena changed its name to “ImageneBio, Inc.”

Under the terms of the Merger Agreement, at the effective time of the First Merger (the “First Effective Time”), (a) each ordinary share and preferred share of Legacy Inmagene (each such share, a “Legacy Inmagene Share”) held as treasury shares immediately prior to the First Effective Time were canceled and ceased to exist, and no consideration was delivered in exchange therefor, (b) each then-outstanding Legacy Inmagene Share was converted into the right to receive 0.0030510 shares of Ikena common stock, par value $0.001 per share (“Ikena Common Stock”) (such ratio, the “Exchange Ratio”) and (c) each then-outstanding option to purchase Legacy Inmagene Shares was converted into an option to purchase Ikena Common Stock, subject to adjustment as set forth in the Merger Agreement.

Concurrently with the execution of the Merger Agreement, Ikena entered into a Subscription Agreement (the “Subscription Agreement”) with certain investors (each, a “PIPE Investor”), pursuant to which, following the closing of the Merger, the PIPE Investors subscribed for and purchased, and Ikena issued and sold to the PIPE Investors, an aggregate of 2,508,337 shares of Ikena Common Stock at a price of approximately $29.90 per share (the “PIPE Shares”), for aggregate gross proceeds of approximately $75.0 million (the “PIPE Financing”). Ikena granted the PIPE Investors certain registration rights in connection with the PIPE Financing. All references herein to the “Closing” refer to the closing of the transactions contemplated by the Merger Agreement, including the First Merger and Second Merger and the transactions contemplated by the Subscription Agreement (the “Transactions”).

As of the open of trading on July 28, 2025, the common stock of the Company began trading on the Nasdaq Capital Market (“Nasdaq”) under the symbol “IMA.”

ii

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-1 (the “Registration Statement”) that we filed with the Securities and Exchange Commission (the “SEC”) using the “shelf” registration process. Under this shelf registration process, the selling stockholders hereunder may, from time to time, sell the shares of common stock offered by them described in this prospectus.

We have not authorized anyone to provide you with information other than the information that we have provided in this prospectus and your reliance on any unauthorized information or representation is at your own risk. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus and that any information in a supplement or amendment to this prospectus is accurate only as of the date of such supplement or amendment. Our business, financial condition, results of operations and prospects may have changed since those dates.

MARKET AND INDUSTRY DATA

This prospectus includes industry and market data that we have obtained from industry and general publications, third-party research, studies and surveys, filings of public companies in their respective industries and related industry and internal company surveys. These sources include government and industry sources, which generally state that the information contained therein has been obtained from sources believed to be reliable. Although we believe the industry and market data to be reliable as of the date of this prospectus, this information could prove to be inaccurate. Industry and market data could be wrong because of the method by which sources obtained their data and because information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties. We do not know all of the assumptions regarding general economic conditions or growth that were used in preparing the forecasts from the sources relied upon or cited herein. Assumptions and estimates of future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors.” These and other factors could cause future performance to differ materially from our assumptions and estimates. See “Cautionary Note Regarding Forward-Looking Statements.”

TRADEMARKS

We have proprietary rights to trademarks, trade names and service marks appearing in this prospectus that are important to our business. This prospectus may also contain trade names, trademarks and service marks belonging to other companies that are the property of their respective owners. Solely for convenience, trademarks, trade names and service marks may appear in this prospectus without the ™ and ® symbols, but such references, or their failure to appear, should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights or the rights of the applicable licensors with respect thereto.

iii

PROSPECTUS SUMMARY

This summary highlights selected information contained in greater detail elsewhere in this prospectus. This summary is not complete and does not contain all of the information you should consider in making your investment decision. You should read the entire prospectus carefully before making an investment in our common stock. You should carefully consider, among other things, our consolidated financial statements and the related notes and the sections titled “Risk Factors,” “Business,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

Our Company

Overview

We are a clinical-stage biopharmaceutical company focused on developing innovative and differentiated therapies for autoimmune, immunological and inflammatory (“I&I”) indications. Our lead asset IMG-007 is a non-depleting anti-OX40 monoclonal antibody which binds specifically to OX40 receptor on activated T cells to block their binding to OX40 ligand (“OX40L”). IMG-007 is being developed to potentially treat multiple I&I diseases and disorders, with initial evaluation in atopic dermatitis (“AD”). In our Phase 1b/2a clinical proof of concept (“POC”) trial, four-week treatment with IMG-007 resulted in marked clinical activity which sustained up to 24 weeks based on multiple outcome measures. In addition, durable inhibition of serum inflammatory markers of diverse T helper (“Th”) cells, including Th1, Th2 and Th17 cells was observed. IMG-007 was well-tolerated overall. The cumulative clinical and pharmacodynamic activity of IMG-007 coupled with the safety profile observed to date support further clinical development.

I&I diseases have a large and growing unmet medical need affecting hundreds of millions of patients worldwide. The global immunology market is expected to grow from approximately $103 billion in 2024 to approximately $257 billion by 2032. Many I&I diseases are chronic, highly symptomatic, and occur in both children and adults, indicating debilitating symptoms can occur in patients for many years, or throughout their entire lives. Numerous I&I diseases have overlapping pathogenic mechanisms, often rooted in inflammation and autoimmune reactions. Accordingly, therapeutics for such I&I diseases have often been developed for multiple different disease indications. For example, Humira®, which targets TNFα, is approved and utilized at least nine indications in the U.S., including rheumatoid arthritis, Crohn’s disease, and plaque psoriasis, while Skyrizi®, which targets IL-23, is approved and used in four indications, including psoriatic arthritis, plaque psoriasis, and ulcerative colitis. These types of molecularly targeted products have become pipelines within themselves, serving a wide range and large numbers of patients, who tend to be treated chronically, and expanding to become revenue franchises.

The newer strategy of targeting OX40 may unlock similar broad impact across the I&I landscape, particularly given the wide range of T cell subtypes targeted by the OX40 pathway. OX40 is a cell-surface receptor protein primarily expressed by activated T cells, the central player in many autoimmune diseases. OX40 is expressed on activated T cells and subsequently binds with OX40 ligands expressed by other immune cells, mostly tissue bound. This receptor-ligand interaction stimulates the OX40-associated pathways and results in T cell proliferation. When activated T cells proliferate, they release pro-inflammatory cytokines and migrate to the site of inflammation. In atopic dermatitis, T cells traffic especially to the skin, which becomes irritated and inflamed, and can become highly itchy, with rash, and even lichenified, all of which are very bothersome to the patient. OX40 also plays a role in the development of memory T cells that can contribute to the chronic nature of a disease. Importantly, OX40-OX40Lbinding has been implicated as potentially pathogenic, not just in atopic dermatitis, but across a wide range of I&I diseases. The implication is that inhibition of the OX40 pathway through use of an anti-OX40 monoclonal antibodies or similar agent could be a potential therapeutic strategy in many I&I diseases.

IMG-007 targets the OX40 receptor and is initially being developed for the treatment of atopic dermatitis with the potential to grow into a “pipeline within a product” for the treatment of various I&I conditions. We believe IMG-007 has the potential to demonstrate a differentiated clinical profile from other atopic dermatitis therapies. In our Phase 1b/2a AD study, 54% of patients achieved EASI-75 (75% reduction in eczema area and severity index) at Week 20 after only three treatments. Out of all 13 treated patients there were no serious adverse events, and no patients experienced pyrexia and chills. A Phase 2b dose-finding AD study was initiated in mid-2025 and dosing of patients is underway.

OX40 signaling is thought to be important in driving the pathogenesis of a wide spectrum of I&I diseases including dermatological, respiratory, gastrointestinal, and rheumatic diseases, and we intend to explore additional indications with IMG-007 including alopecia areata (“AA”), asthma, and chronic obstructive pulmonary disease (“COPD”).

IMG-007 and the underlying technology is exclusively licensed from Hutchmed (see Hutchmed Agreement) (as defined below) and we rely on Wuxi Biologics (see Cell Line License) (as defined below) to supply the active pharmaceutical ingredients and manufacture drug product for IMG-007.

Corporate Information

On the Closing Date, the Merger closed, and the Delaware corporation formerly known as “Ikena Oncology, Inc.” completed its previously announced Merger with Legacy Inmagene in accordance with the terms of the Merger Agreement, pursuant to which (i) Ikena effected at 1-for-12 reverse stock split of its common stock, (ii) Merger Sub I merged with and into Legacy Inmagene, with Legacy Inmagene surviving the First Merger as a wholly-owned subsidiary of Ikena, (iii) immediately following the First Merger, Legacy Inmagene merged with and into Merger Sub II, with Merger Sub II surviving the Second Merger as a wholly owned subsidiary of Ikena and (iv) following the Second Merger, Ikena changed its name to “ImageneBio, Inc.” As of the open of trading on July 28, 2025, our common stock began trading on Nasdaq under the symbol “IMA”.

Our principal executive offices are located at 12526 High Bluff Drive, Suite 345, San Diego, CA 92130, and our telephone number is (858) 345-6265.

Our website address is imagenebio.com. Our website is included as an inactive textual references and the information contained on, or that can be accessed through, our website is not a part of this prospectus.

Summary Risk Factors

The following summarizes the principal factors that make an investment in our common stock speculative or risky, all of which are more fully described in the “Risk Factors” section of this prospectus. This summary should be read in conjunction with the entire Risk Factors section and should not be relied upon as an exhaustive summary of the material risks facing our business. The occurrence of any of these risks could harm our business, financial condition, results of operations and/or growth prospects or cause our actual results to differ materially from those contained in forward-looking statements we have made in this prospectus and those we may make from time to time. You should consider all the risk factors described in our public filings when evaluating our business.

•	We are a clinical-stage biopharmaceutical company with a limited operating history, which may make it difficult to evaluate our current business and predict our future performance;

•	We expect to incur significant losses for the foreseeable future and may never achieve or maintain profitability;

•

We will need to obtain substantial additional funding to complete the development and any commercialization of IMG-007 and any future product candidates, which may cause dilution to our stockholders. If we are unable to raise this capital when needed, we may be forced to delay, reduce or eliminate our research and development programs or other operations;

•	Our business is entirely dependent on the success of IMG-007 for the treatment of AD and for other potential indications;

•	Clinical trials are expensive, time-consuming, difficult to design and implement, and have an uncertain outcome. Further, we may encounter substantial delays in our clinical trials;

•	Our rights to develop and commercialize IMG-007 are subject, in part, to the terms and conditions of licenses granted to us by others;

•

If we breach our current or future licenses or other intellectual property-related agreements for IMG-007 or any future product candidates or otherwise experience disruptions to our business relationships with our current or future licensors, we could lose the ability to continue the development and commercialization of our product candidates;

•	We face substantial competition from other pharmaceutical and biotechnology companies, and our operating results may suffer if we fail to compete effectively;

•

The regulatory approval process of the United States Food and Drug Administration (“FDA”) and comparable foreign regulatory authorities are lengthy, time-consuming and inherently unpredictable, and even if we complete the necessary clinical trials, we cannot predict when, or if, we will obtain regulatory approval for IMG-007 or any future product candidates, and any such regulatory approval may be for a more narrow indication than we seek;

•

Even if we receive regulatory approval of IMG-007 or any future product candidates, we will be subject to ongoing regulatory obligations and continued regulatory review, which may result in significant additional expense and we may be subject to penalties if we fail to comply with regulatory requirements or experience unanticipated problems with IMG-007 or any future product candidates;

•

If we are unable to obtain and maintain patent protection for IMG-007 or any future product candidates or if the scope of the patent protection obtained is not sufficiently broad, we may not be able to compete effectively in our markets;

•

Legacy Inmagene identified a material weakness in its internal control over financial reporting. If we fail to remediate this material weakness, or if we identify additional material weaknesses in the future or otherwise fail to maintain effective internal control over financial reporting in the future, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect investor confidence in us and, as a result, the value of our common stock;

•	The market price of our common stock is expected to be volatile;

•	We will incur costs and demands upon management as a result of complying with the laws, rules and regulations affecting public companies;

•

If we fail to attract and retain management and other key personnel, we may be unable to continue to successfully develop or commercialize our product candidates or otherwise implement our business plan;

•	We do not anticipate that we will pay any cash dividends in the foreseeable future;

•	An active trading market for our common stock may not develop and our stockholders may not be able to resell their shares of common stock for a profit, if at all;

•	Future sales of shares by existing stockholders could cause our stock price to decline; and

•	If equity research analysts do not publish research or reports, or publish unfavorable research or reports, about us, our business or our market, our stock price and trading volume could decline.

Implications of Being an Emerging Growth Company and Smaller Reporting Company

We are an emerging growth company as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). We will remain an emerging growth company until the earliest to occur of: the last day of the fiscal year in which we have more than $1.235 billion in annual revenues; the date we qualify as a “large accelerated filer,” with at least $700 million of equity securities held by non-affiliates; the issuance, in any three-year period, by us of more than $1.0 billion in non-convertible debt securities; and the last day of the fiscal year ending after the fifth anniversary of Ikena’s initial public offering (i.e., December 31, 2026).

Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”), for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with certain other public companies difficult or impossible because of the potential differences in accounting standards used.

Additionally, we are a “smaller reporting company” as defined in Section 12b-2 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). We will be a smaller reporting company and may continue to take advantage of the scaled-back disclosures available to smaller reporting companies for so long as (i) the market value of our common stock held by non-affiliates is less than $250.0 million measured on the last business day of our most recently completed second fiscal quarter or (ii) at the time of determination at the end of the fiscal year, (a) our annual revenue is less than $100.0 million during the most recently completed fiscal year for which audited financial statements are then-available and (b) the market value of our common stock held by non-affiliates is less than $700.0 million measured on the last business day of our most recently completed second fiscal quarter.

The Offering

Shares of Common Stock Offered Hereunder	We are registering the resale by the selling stockholders named in this prospectus, or their permitted transfers, of an aggregate of 2,508,337 shares of common stock issued in the PIPE Financing.

Use of Proceeds	We will not receive any proceeds from the sale of our shares of common stock offered by the selling stockholders under this prospectus. See the section titled “Use of Proceeds” appearing elsewhere in this prospectus for more information.

Risk Factors	See the section titled “Risk Factors” and other information included in this prospectus for a discussion of factors that you should consider carefully before deciding to invest in our common stock.

Nasdaq Symbol	“IMA”

RISK FACTORS

An investment in our common stock involves a high degree of risk. In addition to the risk and uncertainties described under the section titled “Cautionary Note Regarding Forward-Looking Statements,” you should consider carefully the risks and uncertainties described below, together with all of the other information contained in this prospectus, including our consolidated financial statements and related notes, before deciding to invest in our common stock. If any of the following events occur, our business, financial condition and operating results may be materially adversely affected. In that event, the trading price of our common stock could decline, and you could lose all or part of your investment. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that adversely affect our business or results of operations.

Risks Related to Our Limited Operating History, Financial Position and Need for Additional Capital

We are a clinical-stage biopharmaceutical company with a limited operating history, which may make it difficult to evaluate our current business and predict our future performance.

We are a clinical-stage biopharmaceutical company with a limited operating history. Our operations to date have focused on organizing and staffing our operations, business planning, raising capital, establishing our intellectual property portfolio and conducting preclinical studies and clinical trials of IMG-007. We have not yet demonstrated an ability to successfully manufacture, obtain marketing approvals for or commercialize IMG-007. We have no products approved for commercial sale and have not generated any revenue from product sales. Consequently, any predictions about our future success or viability may not be as accurate as they could be if we had a longer operating history.

We are focused on the discovery and development of innovative drugs for the treatment of various I&I diseases. Our limited operating history, particularly in light of the rapidly evolving drug research and development industry in which we operate and the changing regulatory and market environments we encounter, may make it difficult to evaluate our prospects for future performance. As a result, any assessment of our future performance or viability is subject to significant uncertainty. We will encounter risks and difficulties frequently experienced by early-stage companies in rapidly evolving fields as we seek to transition to a company capable of supporting commercial activities. If we do not address these risks and difficulties successfully, our business will suffer.

We expect to incur significant losses for the foreseeable future and may never achieve or maintain profitability.

Investment in biopharmaceutical product development is highly speculative because it entails substantial upfront capital expenditures and the significant risk that product candidates will fail to demonstrate adequate efficacy or an acceptable safety profile, gain regulatory approval or become commercially viable. For the six months ended June 30, 2025 and the year ended December 31, 2024, our net losses were $13.7 million and $36.6 million, respectively. As of June 30, 2025, we had an accumulated deficit of $197.5 million. Substantially all of our losses have resulted from expenses incurred in connection with our research and development programs and from general and administrative costs associated with our operations.

We expect to continue to incur significant expenses and additional operating losses for the foreseeable future as we seek to advance IMG-007 through clinical development, expand our research and development activities, develop new product candidates, complete clinical trials, seek regulatory approval and, if we receive regulatory approval, commercialize our products. Furthermore, the costs of advancing product candidates into each succeeding clinical phase tend to increase substantially over time. The total costs to advance IMG-007 or any future product candidate to regulatory approval in even a single jurisdiction would be substantial. Because of the numerous risks and uncertainties associated with product development, we are unable to accurately predict the timing or amount of increased expenses or when, or if, we will be able to generate any revenue from the commercialization of any approved products or achieve or maintain profitability. Our expenses will also increase substantially as we operate as a public company following the Merger and add clinical, scientific, operational, financial and management information systems and personnel, including personnel to support our product development and planned future commercialization efforts.

We cannot generate any revenue from product sales unless and until we obtain regulatory approvals for IMG-007 and any future product candidates in our desired jurisdictions, successfully manufacture IMG-007 and any future product candidates, and successfully build a commercial organization. These activities will require substantial investment and significant marketing efforts. Our expenses could increase beyond expectations if we are required by the FDA, the EMA, the competent authorities of individual EU Member States or comparable foreign regulatory authorities to perform additional preclinical studies and clinical trials and/or to modify any of our manufacturing processes or make other changes to IMG-007 or any future product candidates than those that we currently anticipate. As a result, we expect to continue to incur net losses and negative cash flows for the foreseeable future. These net losses and negative cash flows have had, and will continue to have, an adverse effect on our stockholders’ equity and working capital.

As we continue to build our business, we expect our financial condition and operating results may fluctuate significantly from quarter to quarter and year to year due to a variety of factors, many of which are beyond our control. Accordingly, you should not rely upon the results of any particular quarterly or annual period as indications of future operating performance. If we are unable to develop, obtain regulatory approval, and successfully commercialize IMG-007 or any future product candidate either alone or with collaborators, or if revenues from IMG-007 and any future product candidates that receive regulatory approval are insufficient, we will not achieve profitability. Even if we do achieve profitability, we may not be able to sustain or increase profitability. If we are unable to achieve and then maintain profitability, the value of our securities will be adversely affected.

We will need to obtain substantial additional funding to complete the development and any commercialization of IMG-007 and any future product candidates, which may cause dilution to our stockholders. If we are unable to raise this capital when needed, we may be forced to delay, reduce or eliminate our research and development programs or other operations.

The development of biopharmaceutical product candidates is capital-intensive. We expect to spend substantial amounts to advance IMG-007 and any future product candidate into clinical development and to complete the clinical development of, seek regulatory approvals for and commercialize IMG-007 and any future product candidate, if approved. In addition, as IMG-007 progresses through development and toward commercialization, we will need to make certain milestone payments to HUTCHMED Limited (formerly known as Hutchinson Medipharma Limited) (“Hutchmed”) under a collaboration, option and license agreement with Hutchmed (as amended, the “Hutchmed Agreement”) and tiered royalties from commercial sales of IMG-007, if approved. We will require additional capital to support our product development efforts and operations, which we may raise through public or private equity or debt financings or other capital sources, which may include strategic collaborations and other strategic arrangements with third parties, to enable us to complete the development and potential commercialization of IMG-007 and any future product candidates. Adequate additional financing may not be available to us on acceptable terms, or at all. Our failure to raise capital as and when needed would have a negative effect on our financial condition and our ability to pursue our business strategy. In addition, attempting to secure additional financing may divert the time and attention of our management from day-to-day activities and harm our development efforts. If we are unable to raise capital when needed or on acceptable terms, we would be forced to delay, reduce or eliminate certain of our research and development programs.

Our operations have consumed significant amounts of cash since inception. As of June 30, 2025, our cash and cash equivalents were $6.0 million. Because the length of time and activities associated with successful development of IMG-007 and any future product candidates are highly uncertain, we are unable to estimate the actual funds we will require for development and any marketing and commercialization activities.

Our future funding requirements, both near- and long-term, will depend on many factors, including, but not limited to:

•	the type, number, scope, progress, expansions, results, costs and timing of, discovery, preclinical studies and clinical trials of IMG-007 and any future product candidates;

•	the costs and timing of manufacturing for IMG-007 and any future product candidates, including if we develop our own manufacturing capabilities;

•	the outcome, timing and cost of meeting regulatory requirements established by the FDA and comparable foreign regulatory authorities;

•	the cost of obtaining, maintaining and protecting our intellectual property portfolio, including filing, prosecuting, defending and enforcing our patent claims and other intellectual property rights;

•	the cost of establishing a sales, marketing and distribution infrastructure to commercialize IMG-007 and any future product candidates for which we may obtain regulatory approval;

•	the timing and amount of royalty, milestone or other payments made to our current or future suppliers, collaborators or licensors;

•	the timing and amount of the milestone or other payments made to us under our current or any future collaboration or licensing agreements;

•	costs associated with growing our workforce and retaining and motivating our employees;

•	the initiation, progress, timing and results of our commercialization of IMG-007 and any future product candidates, if approved for commercial sale;

•	costs associated with any products or technologies that we may in-license or acquire;

•	the costs associated with being a public company; and

•	our implementation of additional internal systems and infrastructure, including operational, financial and management information systems.

In addition, we may seek additional capital due to favorable market conditions or strategic considerations, even if we believe we have sufficient funds for our current or future operating plans. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a holder of our equity securities. Debt financing and preferred equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we raise additional funds through collaborations, strategic alliances or marketing, distribution or licensing arrangements with third parties, we may be required to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

Risks Related to the Discovery and Development of our Product Candidates

Our business is entirely dependent on the success of IMG-007 for the treatment of AD and for other potential indications.

On July 25, 2025, immediately prior to consummation of the Merger, Legacy Inmagene consummated the divestiture of the non-IMG-007 business related assets, business and operations (the “Non-OX40 Business”)

controlled by Legacy Inmagene immediately prior to the Merger. Accordingly, our business is entirely dependent on the success of IMG-007 for the treatment of AD and other potential indications. IMG-007 is currently in Phase 2 development for the treatment of moderate-to-severe AD. We may also develop IMG-007 for other I&I diseases such as alopecia areata, asthma and COPD. We cannot give any assurance that we will generate preclinical, clinical or other data for IMG-007 for the treatment of AD or other I&I diseases sufficiently supportive to receive regulatory approval, which will be required before IMG-007 can be commercialized. We may, among other things, experience difficulties with patient recruitment, enrollment and retention, quality and provision of materials and supplies necessary to manufacture sufficient quantities of drug product to meet our current or future preclinical study and clinical trial needs on a timely basis, or safety signals or pharmacodynamic, pharmacokinetic or efficacy data that does not align with our target profile for IMG-007. IMG-007 will require significant further clinical development, regulatory review and approval, substantial investment, access to sufficient commercial manufacturing capacity, and significant marketing efforts before we can generate any revenue from product sales.

The success of our business, including our ability to finance our company and generate any revenue in the future, will primarily depend on the successful development, regulatory approval and commercialization of IMG-007, which may never occur. If we are unable to develop, or obtain regulatory approval for, or, if approved, successfully commercialize IMG-007, we may not be able to generate sufficient revenue to continue our business and our business would be materially harmed.

Interim, topline and preliminary data from our preclinical studies or clinical trials that we announce or publish from time to time may not be predictive of future results and may change as more patient data become available and are subject to audit and verification procedures, which could result in material changes to the final data.

From time to time, we may publicly disclose interim, topline or preliminary data from our preclinical studies, clinical trials or planned clinical trials, which is based on a preliminary analysis of then-available data. The results and related findings and conclusions are subject to change following a more comprehensive review of the data related to the particular study or trial. We also make assumptions, estimations, calculations and conclusions as part of our analyses of data, and we may not have received or had the opportunity to fully and carefully evaluate all data. As a result, the interim, topline or preliminary results that we report may differ from future results of the same studies, or different conclusions or considerations may qualify such results, once additional data have been received and fully evaluated. Interim, topline and preliminary data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data we previously published. As a result, such data should be viewed with caution until the final data are available. From time to time, we may also disclose interim data from our clinical trials. Interim, topline, or preliminary data from clinical trials that we may complete are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available. Adverse differences between interim, topline or preliminary data and final data could significantly harm our business prospects.

Further, others, including regulatory authorities, may not accept or agree with our assumptions, estimates, calculations, conclusions or analyses or may interpret or weigh the importance of data differently, which could impact the value, approvability or commercialization of IMG-007 or any future product candidate, and our company in general. In addition, the information we choose to publicly disclose regarding a particular study or clinical trial is based on what is typically extensive information, and you or others may not agree with what we determine is the material or otherwise appropriate information to include in our disclosure, and any information we determine not to disclose may ultimately be deemed significant with respect to future decisions, conclusions, views, activities or otherwise regarding a particular product, product candidate or our business. If the interim, topline or preliminary data that we report differ from actual results, or if others including comparable foreign regulatory authorities, disagree with the conclusions reached, our ability to obtain approval for, and commercialize, IMG-007 or any future product candidates may be harmed, which could harm our business, operating results, prospects or financial condition.

Moreover, results from previous preclinical studies or clinical trials are not necessarily predictive of future clinical trial results, and interim results of a clinical trial are not necessarily indicative of final results. IMG-007 or any future product candidates may fail to show the desired safety and efficacy in clinical development despite positive results in preclinical studies of such product candidates or having successfully advanced through initial clinical trials.

Clinical trials are expensive, time-consuming, difficult to design and implement, and have an uncertain outcome. Further, we may encounter substantial delays in our clinical trials.

The clinical trials and manufacturing of IMG-007 and any future product candidates are subject to extensive and rigorous review and regulation by numerous government authorities in the United States and in other countries where we intend to test and market IMG-007 and any future product candidates. Before obtaining regulatory approvals for the commercial sale of any of IMG-007 or any future product candidates, we must demonstrate through lengthy, complex and expensive preclinical testing and clinical trials that such product candidates are both safe and effective for use in each target indication. In particular, because IMG-007 is subject to regulation as a biological drug product, we will need to demonstrate that it is safe, pure and potent for use in its target indications. IMG-007 and each future product candidates must demonstrate an adequate risk versus benefit profile in its intended patient population and for its intended use.

Clinical testing is expensive and takes many years to complete, and is subject to uncertainty. Our planned clinical trials may not be conducted as planned or completed on schedule, if at all. Delays and failures can occur at any time during the clinical trial process. Even if our future clinical trials are completed as planned, their results may not support the safety and effectiveness of IMG-007 or any future product candidates for their targeted indications or support continued clinical development of such product candidates. Our future clinical trial results may not be successful.

In addition, even if our planned trials are successfully completed, the FDA or comparable foreign regulatory authorities may not interpret the results as we do, and more trials could be required before we submit IMG-007 or any future product candidates for approval. To the extent that the results of the trials are not satisfactory to the FDA or comparable foreign regulatory authorities for support of a marketing application, we may be required to expend significant resources, which may not be available to us, to conduct additional trials in support of potential approval of IMG-007 or any future product candidates.

To date, we have not completed any pivotal clinical trials required for the approval of IMG-007. We may experience delays in conducting any clinical trials, and we do not know whether our clinical trials will begin on time, will need to be redesigned, will recruit and enroll patients on time or have data readouts or be completed on schedule, or at all. Events that may prevent successful or timely commencement, readouts, and completion of clinical development and preclinical studies include:

•	inability to generate sufficient preclinical, toxicology, or other in vivo or in vitro data to support the initiation of clinical trials;

•	delays in sufficiently developing, characterizing or controlling a manufacturing process suitable for advanced clinical trials, or failure to do so;

•	delays in reaching agreement with the FDA, or other comparable foreign regulatory authorities as to the design or implementation of our clinical trials, or failure to do so;

•	delays in or failure to obtain regulatory approval to commence a clinical trial;

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delays in or failure to reach an agreement on acceptable terms with clinical trial sites or prospective CROs the terms of which can be subject to extensive negotiation and may vary significantly among different clinical trial sites;

•	delays in or failure to obtain IRB approval or positive ethics committee opinion at each site;

•	delays in or failure to recruit suitable patients to participate in a clinical trial;

•	delays in or failure to have patients complete a clinical trial or return for post-treatment follow-up;

•	clinical sites, CROs or other third parties deviating from trial protocol or dropping out of a trial;

•	failure to perform in accordance with the FDA’s GCP requirements, or applicable regulatory guidelines in other countries;

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the serious, life-threatening diseases of the patients enrolled in our clinical trials, who may die or suffer adverse medical events during the course of the trials for reasons that may not be related to IMG-007 or any future product candidates;

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failure in addressing patient safety concerns that arise during the course of a trial, including occurrence of adverse events associated with IMG-007 or any future product candidate that are viewed to outweigh its potential benefits;

•	failure to add a sufficient number of clinical trial sites; or

•	failure to manufacture sufficient quantities of IMG-007 or any future product candidates for use in clinical trials.

We may experience numerous unforeseen events during, or as a result of, clinical trials that could delay or prevent our ability to receive marketing approval or commercialize IMG-007 or any future product candidates or significantly increase the cost of such trials, including:

•	we may experience changes in regulatory requirements or guidance, or receive feedback from regulatory authorities that requires us to modify the design of our clinical trials;

•

clinical trials of IMG-007 or any future product candidates may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional clinical trials or abandon development programs;

•

the number of patients required for clinical trials of IMG-007 or any future product candidates may be larger than we anticipate, enrollment in these clinical trials may be slower than we anticipate or participants may drop out of these clinical trials at a higher rate than we anticipate;

•	the ability to monitor patients adequately during or after treatment;

•	our third-party contractors may fail to comply with regulatory requirements or meet their contractual obligations to us in a timely manner, or at all;

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we or our investigators might have to suspend or terminate clinical trials of IMG-007 or any future product candidates for various reasons, including non-compliance with regulatory requirements, a finding that IMG-007 or any future product candidates have undesirable side effects or other unexpected characteristics, a finding that the participants are being exposed to unacceptable health risks;

•	adverse events suffered by clinical trial participants that may ultimately be determined to be unrelated to IMG-007 or any future product candidates;

•	the cost of clinical trials of IMG-007 or any future product candidates may be greater than we anticipate and we may elect not to cover the costs;

•	the supply or quality of IMG-007 or any future product candidates or other materials necessary to conduct clinical trials of IMG-007 or any future product candidates may be insufficient or inadequate;

•	regulators may revise the requirements for approving IMG-007 or any future product candidates, or such requirements may not be as we anticipate; and

•	any future collaborators that conduct clinical trials may face any of the above issues, and may conduct clinical trials in ways they view as advantageous to them but that are suboptimal for us.

If we are required to conduct additional clinical trials or other testing of IMG-007 or any future product candidates beyond those that we currently contemplate, if we are unable to successfully complete clinical trials of IMG-007 or any future product candidates or other testing, if the results of these trials or tests are not positive or are only modestly positive or if there are safety concerns, we may:

•	incur unplanned costs;

•	be delayed in obtaining marketing approval for IMG-007 or any future product candidates or not obtain marketing approval at all;

•	obtain marketing approval in some countries and not in others;

•	obtain marketing approval for indications or patient populations that are not as broad as intended or desired;

•	obtain marketing approval with labeling that includes significant use or distribution restrictions or safety warnings, including boxed warnings;

•	be subject to additional post-marketing testing requirements; or

•	have the product removed from the market after obtaining marketing approval.

We could encounter delays if a clinical trial is suspended or terminated by us, by the IRBs or ethics committees of the institutions in which such trials are being conducted, by the Data Safety Monitoring Board (“DSMB”) for such trial or by the FDA or comparable foreign regulatory authorities. These authorities may impose such a suspension or termination due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, inspection of the clinical trial operations or trial site by the FDA or comparable foreign regulatory authorities resulting in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, failure to demonstrate a benefit from using a drug, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial.

IMG-007 will require extensive clinical testing before we are prepared to submit a biologics license application (“BLA”) or marketing authorization application (“MAA”) for regulatory approval. We cannot predict with any certainty if or when we might complete the clinical development for IMG-007 or any future product candidates and submit a BLA or MAA for regulatory approval of IMG-007 or any future product candidates or whether any such BLA or MAA will be approved. We may also seek feedback from the FDA, or other comparable foreign regulatory authorities on our clinical development program, and the FDA or such other comparable foreign regulatory authorities may not provide such feedback on a timely basis, or such feedback may not be favorable, which could further delay our development of IMG-007 or any future product candidates.

We also cannot predict with any certainty whether or when we might complete a given clinical trial. If we experience delays in the commencement or completion of our clinical trials, or if we terminate a clinical trial prior to completion, the commercial prospects of IMG-007 or any future product candidates could be harmed, and our ability to generate revenues from IMG-007 or any future product candidates may be delayed. In addition, any delays in our clinical trials could increase our costs, slow down the development and approval process and jeopardize our ability to commence product sales and generate revenues. Any of these occurrences may harm our business, financial condition and results of operations. In addition, many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of IMG-007 or any future product candidates.

IMG-007 or any future product candidates may cause serious adverse events (“SAEs”) or undesirable side effects or have other properties that may delay or prevent regulatory approval, cause us to suspend or discontinue clinical trials, limit the commercial profile of an approved label, or result in significant negative consequences following marketing approval, if any.

There may be undesirable side effects and adverse events associated with IMG-007 or any future product candidates. Undesirable side effects or adverse events that may be caused by IMG-007 or any future product candidates could cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label than anticipated or the delay or denial of regulatory approval by the FDA or comparable foreign regulatory authorities. Results of our clinical trials could reveal a high and unacceptable severity and prevalence of side effects or unexpected characteristics.

While the data reported to date from our Phase 1 and Phase 2a clinical trials indicate that IMG-007 was generally well tolerated, there remains a risk that clinical trial results could reveal high and unacceptable severity and prevalence of previously unreported side effects or unexpected characteristics. Any such findings could cause delays in completion or cancellation of our clinical trials or require us to abandon or limit our development of IMG-007.

If unacceptable treatment-related side effects or deaths arise in the development of IMG-007 or any future product candidates, we, the FDA, the IRBs or ethics committees at the institutions in which our studies are conducted, DSMB or comparable foreign regulatory authorities could suspend or terminate our clinical trials or the FDA or comparable foreign regulatory authorities could order us to cease clinical trials or deny approval of IMG-007 or any future product candidates for any or all targeted indications. Further undesirable side effects, dose-limiting toxicity events, or deaths in clinical trials with IMG-007 or any future product candidates may cause the FDA or comparable foreign regulatory authorities to place a clinical hold on the associated clinical trials, to require additional studies, dose de-escalation, or additional protocol amendments, or otherwise to delay or deny approval of IMG-007 or any future product candidates for any or all targeted indications. Treatment-related side effects could also affect site initiation, patient recruitment or the ability of enrolled patients to complete the trial or result in potential product liability claims. Any of these occurrences may harm our business, financial condition and prospects significantly.

Enrollment and retention of patients in clinical trials is an expensive and time-consuming process subject to various external factors beyond our control that may cause delays or complications.

The timely completion of clinical trials in accordance with their protocols depends, among other things, on our ability to enroll a sufficient number of patients who remain in the trial until its conclusion. We may not be able to initiate or continue clinical trials for IMG-007 or any future product candidates if we are unable to locate and enroll a sufficient number of eligible patients to participate in these trials to such trials’ conclusion as required by the FDA or other comparable foreign regulatory authorities. We may experience difficulty in patient enrollment in our clinical trials for a number of reasons. The enrollment of patients depends on many factors, including:

•	the patient eligibility criteria defined in the protocol;

•	the size and nature of the patient population required for analysis of the trial’s endpoints;

•	the proximity of patients to study sites;

•	the design of the trial;

•	our ability to recruit clinical trial investigators with appropriate competencies and experience;

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clinicians’ and patients’ perceptions as to the potential advantages of the product candidate being studied in relation to other available therapies, including new products that may be approved for the indications we are investigating;

•	our ability to obtain and maintain patient consents for participation in our clinical trials; and

•	the risk that patients enrolled in clinical trials will not remain in the trial through the completion of evaluation.

Competing with numerous ongoing trials and established therapies poses a challenge in recruiting patients. Our clinical trials may also compete with other clinical trials of product candidates that are targeting the same indications as IMG-007 or any future product candidates, and this competition could reduce the number and types of patients available to us, because some patients who might have opted to enroll in our trials may instead opt to enroll in a trial being conducted by one of our competitors. Additionally, the number of qualified clinical investigators is limited, so we may conduct some of our clinical trials at the same clinical trial sites that some of our competitors use, which will reduce the number of patients who are available for our clinical trials at such clinical trial site. Recent announcements of clinical trial plans by various companies targeting I&I diseases could intensify future competition for investigators and patients. Failure to enroll a sufficient number of patients promptly could lead to delays or failure in completing our trials, hindering the development and commercialization of IMG-007 or any future product candidates within certain patient subgroups or altogether.

We may not identify or discover other product candidates and may fail to capitalize on product candidates that may present a greater commercial opportunity or for which there is a greater likelihood of success.

Our business depends upon our ability to identify, develop and commercialize product candidates. A key element of our strategy is to develop IMG-007 for the treatment of AD and other potential indications targeting I&I diseases. We are seeking to do so through our internal research and development capabilities and may also explore additional strategic collaborations for the discovery of new product candidates. Research programs to identify product candidates require substantial technical, financial and human resources, whether or not any product candidates are ultimately identified. In addition, targets for different I&I diseases may require changes to the manufacturing processes of our CDMOs or require us to identify new CDMOs to manufacture our product candidates, which may slow down development of or make it impossible to manufacture our product candidates. Our research programs may initially show promise in identifying potential product candidates, yet fail to yield product candidates for clinical development for many reasons, including the following:

•	the research methodology or technology platform used may not be successful in identifying potential product candidates;

•	competitors may develop alternatives that render our product candidates obsolete or less attractive;

•	choosing to cease development if we determine that clinical results do not show promise;

•	product candidates we develop may nevertheless be covered by third parties’ patents or other exclusive rights;

•	a product candidate may be shown to have harmful side effects or other characteristics that indicate it is unlikely to be effective or otherwise does not meet applicable regulatory criteria; and

•	a product candidate may not be accepted as safe and effective by patients, the medical community or third-party payors.

Because we have limited resources, we must choose to pursue and fund the development of specific types of treatment, or treatment for a specific type of I&I disease, and we may forego or delay pursuit of opportunities with certain product candidates or for indications that later prove to have greater commercial potential. Our estimates regarding the potential market for IMG-007 or any future product candidates could be inaccurate, and if we do not accurately evaluate the commercial potential for a particular product candidate, we may relinquish valuable rights to that product candidate through strategic collaboration, licensing or other arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights to such product candidate. Alternatively, we may allocate internal resources to a product candidate in a therapeutic area in which it would have been more advantageous to enter into a partnering arrangement.

If any of these events occur, we may be forced to abandon or delay our development efforts with respect to a particular product candidate or indication or fail to develop a potentially successful product candidate.

Our future preclinical programs may experience delays or may never advance to clinical trials, which would adversely affect our ability to obtain regulatory approvals or commercialize these programs on a timely basis or at all.

In order to obtain FDA or comparable foreign regulatory authority approval to market a new biological product we must demonstrate proof of safety, purity and potency, or efficacy, in humans. To meet these requirements, we will have to conduct adequate and well-controlled clinical trials. IMG-007 is our only product candidate in clinical development. Before we can commence clinical trials for any future product candidates, we must complete extensive preclinical testing and studies that support INDs in the United States and comparable applications outside the United States.

We cannot be certain of the timely completion or outcome of our preclinical testing and studies and cannot predict if the FDA or comparable foreign regulatory authorities will accept our proposed clinical programs or if the outcome of our preclinical testing and studies will ultimately support the further development of our programs. As a result, we may not submit INDs or similar applications for our preclinical programs within our anticipated timelines, if at all, and submission of INDs or similar applications may not result in the FDA or comparable foreign regulatory authorities allowing clinical trials to begin.

Conducting preclinical testing is a lengthy, time-consuming and expensive process. The length of time may vary substantially according to the type, complexity and novelty of the program, and often can be several years or more per program. Any delays in preclinical testing and studies conducted by us or potential future partners may cause us to incur additional operating expenses. The commencement and rate of completion of preclinical studies for a product candidate may be delayed by many factors, including, for example:

•	inability to generate sufficient preclinical or other in vivo or in vitro data to support the initiation of clinical trials;

•	delays in reaching a consensus with regulatory authorities on study design; and

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the FDA, or other comparable foreign regulatory authorities, not allowing us to rely on previous findings of safety and efficacy for other similar but approved products and published scientific literature.

Moreover, because standards for pre-clinical assessment are evolving and may change rapidly, even if we reach an agreement with the FDA on a pre-IND proposal for a future product candidate, the FDA may not accept the IND submissions as presented and thus, our clinical trial timelines could be delayed.

The affected populations for IMG-007 or any future product candidates may be smaller than we or third parties currently project, which may affect the addressable markets for IMG-007 or any future product candidates.

We select the indications for the development of IMG-007 and any future product candidates based on a number of factors, including the estimated patient populations where we believe there is a meaningful addressable market opportunity. However, our projections of the number of people who have the diseases we are seeking to treat, as well as the subset of people with these diseases who have the potential to benefit from treatment with IMG-007 or any future product candidates, are estimates based on our knowledge and understanding of these diseases. The total addressable market opportunity for IMG-007 or any future product candidates will ultimately depend upon a number of factors, including the diagnosis and treatment criteria included in the final label, if approved for sale in specified indications, acceptance by the medical community, patient access, alternative therapies and product pricing and reimbursement. For example, we intend to prioritize evaluation and seeking approval IMG-007 for the treatment of AD. Incidence and prevalence estimates are frequently based on information and assumptions that are not exact and may not be appropriate, and the methodology is forward-looking and speculative. The process we have used in developing an estimated incidence and prevalence range for the indications we are targeting has involved collating limited data from multiple sources. Accordingly, our incidence and prevalence estimates should be viewed with caution. Further, our data and statistical information, including estimates derived from them, may differ from information and estimates made by our competitors or from current or future studies conducted by independent sources.

Disruptions to the operations of the FDA, the SEC, other U.S. governmental agencies or comparable foreign regulatory authorities caused by funding shortages, leadership changes, staffing cuts or other staffing shortages, along with uncertainty regarding the potential for new initiatives, laws, regulations, policies and guidance affecting our product candidates or other aspects of our business, could materially and adversely affect our business.

The ability of the FDA or other comparable foreign regulatory authorities to review and approve new products or take action with respect to other regulatory matters can be affected by a variety of factors, including government budget and funding levels, leadership changes, the ability to hire and retain key personnel and accept payment of user fees, the availability of personnel and other resources, changes in statutes, regulations and policies that affect the FDA’s or comparable foreign regulatory authorities’ ability to perform routine functions, and other business disruptions. Average review times at the FDA and comparable foreign regulatory authorities have fluctuated in recent years as a result. In addition, government funding of the SEC and other government agencies on which our operations may rely, including those that fund research and development activities, is subject to the political process, which is inherently fluid and unpredictable.

Over the last several years, the U.S. government has shut down several times and certain regulatory agencies, such as the FDA and the SEC, have had to furlough critical FDA, SEC and other government employees and stop critical activities. In addition, there have recently been terminations of large numbers of federal employees at various federal agencies, including the FDA. Changes and cuts in FDA staffing could result in delays in the FDA’s responsiveness or in its ability to review IND submissions or applications, issue regulations or guidance, or implement or enforce regulatory requirements in a timely fashion, or at all. A prolonged government shutdown occurs and/or employee terminations or resignations could significantly impact the ability of the FDA or other federal agencies to timely review and process our regulatory submissions, which could have a material adverse effect on our business. Further, future government shutdowns and/or employee terminations or resignations at the SEC could impact our ability to access the public markets and obtain necessary capital in order to properly capitalize and continue our operations.

There is substantial uncertainty as to whether and how the current administration will seek to modify or revise the requirements and policies of the FDA and other regulatory agencies with jurisdiction over our product candidates and any products for which we obtain approval. This uncertainty could present new challenges as we navigate development and approval of IMG-007 or any future product candidates. Some of these efforts have manifested to date in the form of personnel cuts and measures that could impact the FDA’s ability to hire and retain key personnel, which could result in delays or limitations on our ability to obtain guidance from the FDA on IMG-007 or any future product candidates we develop and obtain the requisite regulatory approvals in the future. There is uncertainty as to whether we will be materially and negatively impacted by governmental orders, regulations, policies or guidance, or disruptions to the normal operations of government agencies.

International trade policies, including tariffs, sanctions and trade barriers may adversely affect our business, financial condition, results of operations and prospects.

We operate in a global economy, which includes utilizing third-party suppliers in several countries outside the United States. There is inherent risk, based on the complex relationships among the U.S. and the countries in which we conduct our business, that political, diplomatic, and national security factors can lead to global trade restrictions and changes in trade policies and export regulations that may adversely affect our business and operations. The current international trade and regulatory environment is subject to significant ongoing uncertainty. The U.S. government has recently announced substantial new tariffs affecting a wide range of products and jurisdictions and has indicated an intention to continue developing new trade policies, including with respect to the pharmaceutical industry. In response, certain foreign governments have announced or implemented retaliatory tariffs and other protectionist measures. These developments have created a dynamic and unpredictable trade landscape, which may adversely impact our business, results of operations, financial condition and prospects. The Bureau of Industry and Security, U.S. Department of Commerce, has initiated an investigation to determine whether pharmaceutical ingredients, including finished drug product, manufactured outside the United States pose a national security risk and should be subject to additional tariffs.

We do not own or operate, and currently have no plans to establish, any manufacturing facilities. We currently rely, and expect to continue to rely, on third parties for the manufacture of our product candidates for clinical testing, as well as for manufacture of any products that we may commercialize, if approved. Currently, several of our suppliers are located outside of the United States. The active pharmaceutical ingredients (“APIs”) and our IMG-007 product candidate are manufactured in China. We also rely on specialized laboratory equipment, supplies, materials, and precursor compounds, all or part of which we believe may be ultimately sourced from multiple countries outside the United States, to advance our research and development efforts.

Current or future tariffs will result in increased research and development expenses, including with respect to increased costs associated with APIs, raw materials, laboratory equipment and research materials and components. In addition, such tariffs will increase our supply chain complexity and could also potentially disrupt our existing supply chain. Unlike consumer goods, pharmaceuticals face unique regulatory constraints that make rapid supply chain adjustments particularly difficult and costly. Trade restrictions affecting the import of materials necessary for clinical trials could result in delays to our development timelines. Increased development costs and extended development timelines could place us at a competitive disadvantage compared to companies operating in regions with more favorable trade relationships and could reduce investor confidence, negatively impacting our ability to secure additional financing on favorable terms or at all. In addition, as we advance toward commercialization in the future, tariffs and trade restrictions could hinder our ability to establish cost-effective production capabilities, negatively impacting our growth prospects.

The complexity of announced or future tariffs may also increase the risk that we or our customers or suppliers may be subject to civil or criminal enforcement actions in the United States or foreign jurisdictions related to compliance with trade regulations. Foreign governments may also adopt non-tariff measures, such as procurement preferences or informal disincentives to engage with, purchase from or invest in U.S. entities, which may limit our ability to compete internationally and attract non-U.S. investment, employees, customers and suppliers. Foreign governments may also take other retaliatory actions against U.S. entities, such as decreased intellectual property protection, increased enforcement actions, or delays in regulatory approvals, which may result in heightened international legal and operational risks. In addition, the United States and other governments have imposed and may continue to impose additional sanctions, such as trade restrictions or trade barriers, which could restrict us from doing business directly or indirectly in or with certain countries or parties and may impose additional costs and complexity to our business.

Trade disputes, tariffs, restrictions and other political tensions between the United States and other countries may also exacerbate unfavorable macroeconomic conditions including inflationary pressures, foreign exchange volatility, financial market instability, and economic recessions or downturns. The ultimate impact of current or future tariffs and trade restrictions remains uncertain and could materially and adversely affect our business, financial condition, and prospects. While we actively monitor these risks, any prolonged economic downturn, escalation in trade tensions, or deterioration in international perception of U.S.-based companies could materially and adversely affect our business, ability to access the capital markets or other financing sources, results of operations, financial condition and prospects. In addition, tariffs and other trade developments have and may continue to heighten the risks related to the other risk factors described elsewhere in this prospectus.

Risks Related to Manufacturing and Our Reliance on Third Parties

If we breach our current or future licenses or other intellectual property-related agreements for IMG-007 or any future product candidates or otherwise experience disruptions to our business relationships with our current or future licensors, we could lose the ability to continue the development and commercialization of our product candidates.

Unless and until we acquire and identify any new product candidates, our business will rely solely on our ability to develop and commercialize IMG-007 for AD and other potential indications. We license rights to IMG-007 from Hutchmed pursuant to the Hutchmed Agreement and we also license certain rights from WuXi Biologics to manufacture a component of IMG-007 pursuant to our Cell Line License Agreement and may enter into future licenses or other intellectual property-related agreements for IMG-007 or any future product candidates. Our licenses may not cover all intellectual property rights owned or controlled by our licensors or other third parties and relevant to IMG-007 or any future product candidates. If we have not obtained a license to all intellectual property rights owned or controlled by our licensors or other third parties that are relevant to IMG-007 or any future product candidate, we may need to obtain additional licenses to such intellectual property rights which may not be available on an exclusive basis, on commercially reasonable terms or at all. In addition, if our licensors breach such agreements, we may not be able to enforce such agreements against our licensors or their parent entity or affiliates. Under our Hutchmed Agreement, in exchange for licensing to us the right to develop and commercialize IMG-007, Hutchmed will be eligible to receive from us certain milestone payments and tiered royalties from commercial sales of IMG-007, if approved. In addition, under our Cell Line License Agreement, if we manufacture all of our commercial supplies of WuXi Biologics Licensed Products (as defined below) with a manufacturer other than WuXi Biologics or its affiliates, we are required to make royalty payments to WuXi Biologics in an amount equal to a fraction of a single digit percentage of global net sales of WuXi Biologics Licensed Products manufactured by a third-party manufacturer. Our license agreements also require us to comply with other obligations, including development and diligence obligations, providing certain information regarding our activities with respect to IMG-007 and/or maintaining the confidentiality of information we receive from our licensors. For example, under our Hutchmed Agreement, we are required to use commercially reasonable efforts to conduct the clinical, regulatory and other activities necessary to develop and commercialize IMG-007 in the U.S., EU and mainland China, and Hutchmed may terminate the agreement if we materially breach these obligations or if we fail to conduct any material development or commercialization with respect to IMG-007 for a continuous period of longer than 24 months, subject to certain exceptions. Any future license or intellectual property-related agreements may also contain similar provisions.

If we fail to meet any of our obligations under our license agreements, our licensors may have the right to terminate our licenses and, upon the effective date of such termination, have the right to re-obtain the licensed technology and intellectual property. If any of our licensors terminates any of our licenses, we will lose the right to develop and commercialize our applicable product candidates and other third parties may be able to market product candidates similar or identical to ours. In such case, we may be required to provide a grant back license to the licensors of our own intellectual property with respect to the terminated products. For example, if our Hutchmed Agreement terminates for any reason, we are required to grant Hutchmed an exclusive license to certain of our intellectual property rights that cover inventions and know-how owned or controlled by us or are used or applied as of the date of such termination in our development, manufacture or commercialization of IMG-007 or any future product candidates incorporating a licensed compound. While we would expect to exercise all rights and remedies available to us, including seeking to cure any breach by us, and otherwise seek to preserve the intellectual property rights licensed to us, we may not be able to do so in a timely manner, at an acceptable cost or at all. In particular, some of the milestone payments are payable upon our product candidates reaching development milestones before we have commercialized, or received any revenue from, sales of such product candidate, and we cannot guarantee that we will have sufficient resources to make such milestone payments. Any uncured, material breach under the license agreements could result in our loss of exclusive rights and may lead to a complete termination of our rights to the applicable product candidate. Any of the foregoing could have a material adverse effect on our business, financial conditions, results of operations and prospects.

Our ability to generate revenue and achieve profitability from third party licensed product candidates also depends upon our ability to obtain and retain exclusivity on the licensed product candidates and related product candidates controlled by the licensor.

In addition, disputes may further arise regarding intellectual property subject to a license agreement, including, but not limited to:

•	the scope of rights granted under the license agreement and other interpretation-related issues;

•	the extent to which our technology and processes infringe, misappropriate or otherwise violate intellectual property of the licensor that is not subject to the license agreement;

•	the sublicensing of patent and other rights under our collaborative development relationships;

•	our diligence obligations under the license agreement and what activities satisfy those diligence obligations;

•	the inventorship and ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our licensors and us and our partners; and

•	the priority of invention of patented technology.

Our licenses from Hutchmed and Wuxi Biologics are limited to intellectual property rights owned or controlled by such licensors. To the extent any of our licensors lose ownership of or control over any of the intellectual property rights we license from them for any reason, we will no longer be licensed to such intellectual property rights to use, develop and otherwise commercialize our related product candidates. Any of the foregoing would have a material adverse effect on our business, financial conditions, results of operations and prospects.

In addition, the agreements under which we currently license intellectual property or technology from third parties are complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property or technology, or increase what we believe to be our financial or other obligations under the relevant agreement, either of which could have a material adverse effect on our business, financial condition, results of operations, and prospects. Moreover, if disputes over intellectual property that we have licensed prevent or impair our ability to maintain our current licensing arrangements on commercially acceptable terms, we may be unable to successfully develop and commercialize IMG-007, or any other product candidates, which could have a material adverse effect on our business, financial conditions, results of operations and prospects.

If we experience disruptions to our business relationships with our licensors, we could lose the ability to continue to source, develop and commercialize IMG-007 or any future product candidates including ultimately losing our rights to such product candidates, which would have a material adverse effect on our business, financial conditions, results of operations and prospects.

We depend on our licensors or patent owners of our in-licensed patent rights to prosecute and maintain certain patents and patent applications that are material to our business. Any failure by our licensors or such patent owners to effectively protect these patent rights could adversely impact our business and operations.

We have licensed certain patent rights from for IMG-007 from Hutchmed and may in the future license other patent rights from third parties. As a licensee of third parties, we may rely on these third parties to file and prosecute patent applications and maintain patents and otherwise protect the licensed intellectual property under certain of our license agreements. In addition, we may not have primary control over these activities for certain of our patents or patent applications and other intellectual property rights that we may jointly own with certain of our licensors. We cannot be certain that these patents and patent applications have been or will be prepared, filed, prosecuted or maintained by such third parties in compliance with applicable laws and regulations, in a manner consistent with the best interests of our business, or in a manner that will result in valid and enforceable patents or other intellectual property rights that cover IMG-007 or other product candidates. If our licensors fail to prepare, prosecute or maintain such patent applications and patents, or lose rights to those patent applications or patents, the rights we have licensed may be reduced or eliminated, and our right to develop and commercialize IMG-007 or other product candidates could be adversely affected.

Pursuant to the terms of the license agreements with certain of our licensors, the licensors may have the right to control enforcement of our licensed patents or defense of any claims asserting the invalidity or unenforceability of these patents.

Even if we are permitted to pursue the enforcement or defense of our licensed patents, we will require the cooperation of our licensors and any applicable patent owners and such cooperation may not be provided to us. We cannot be certain that our licensors will allocate sufficient resources or prioritize their or our enforcement of such patents or defense of such claims to protect our interests in the licensed patents. Even if we are not a party to these legal actions, an adverse outcome could harm our business because it might prevent us from continuing to license intellectual property that we may need to operate our business. If we lose any of our licensed intellectual property, our right to develop and commercialize IMG-007 or other product candidates could be adversely affected.

Our rights to develop and commercialize IMG-007 are subject, in part, to the terms and conditions of licenses granted to us by others.

We rely on licenses to certain patent rights and other intellectual property from third parties that are important or necessary to the development of IMG-007. These and other licenses may not provide exclusive rights to use such intellectual property in all relevant fields of use and in all territories in which we may wish to develop or commercialize IMG-007. As a result, we may not be able to prevent competitors from developing and commercializing competitive product candidates in territories included in all our licenses.

In addition, our licensors may have relied on third-party consultants or collaborators or on funds from third parties such that our licensors are not the sole and exclusive owners of the patents we in-license. If other third parties have ownership rights or other rights to our in-licensed patents, they may be able to license such patents to our competitors, and our competitors could market competing products. Any of these events could have a material adverse effect on our competitive position, business, financial conditions, results of operations and prospects.

In spite of our best efforts, our licensors might conclude that we have materially breached our license agreements and might therefore terminate the license agreements, thereby removing our ability to develop and commercialize IMG-007. If such licenses are terminated, we may be required to seek alternative in-license arrangements, which may not be available on commercially reasonable terms or at all, or may be non-exclusive. If these in-licenses are terminated, or if the underlying patents fail to provide the intended exclusivity, we may need to modify or cease the development, manufacture and commercialization of IMG-007, and competitors would have the freedom to seek regulatory approval of and to market products identical to ours. In addition, we may seek to obtain additional licenses from our licensors and, in connection with obtaining such licenses, we may agree to amend our existing licenses in a manner that may be more favorable to the licensors, including by agreeing to terms that could enable third parties (potentially including our competitors) to receive licenses to a portion of the intellectual property that is subject to our existing licenses. Any of these events could have a material adverse effect on our competitive position, business, financial conditions, results of operations and prospects.

We rely on third parties for the manufacture of IMG-007 for preclinical and clinical development and expect to continue to do so for the foreseeable future. This reliance on third parties increases the risk that we will not have sufficient quantities of IMG-007 or such quantities at an acceptable cost, which could delay, prevent or impair our development or commercialization efforts.

We do not own or operate manufacturing facilities and have no plans to build our own clinical or commercial scale manufacturing capabilities. We rely, and expect to continue to rely, on third parties for the manufacture of IMG-007 and any future product candidates and related raw materials for preclinical and clinical development, as well as for commercial manufacture if IMG-007 or any future product candidates that receive marketing approval. This reliance increases the risk that we will not have sufficient quantities of our product candidates or products, if approved, or such quantities at an acceptable cost or quality, which could delay, prevent or impair our development or commercialization efforts. Our active pharmaceutical ingredients and drug product for IMG-007 are currently provided by a single-source supplier, WuXi Biologics, and we expect to rely on this supplier for the foreseeable future. Contract manufacturing organizations may become subject to legislation, trade restrictions, sanctions, tariffs and other regulatory requirements by the U.S. government, which could restrict or even prohibit our ability to work with such entities or otherwise substantially increase our manufacturing costs, thereby potentially disrupting the supply of material to us or requiring us to scale back our manufacturing activities. For example, the House of Representatives of the prior Congress (the “118th Congress”) passed the BIOSECURE Act, which proposed prohibiting U.S. government contracts, grants, and loans to entities that use equipment and services from certain named Chinese biotech companies, which included WuXi AppTec and WuXi Biologics and certain of their respective subsidiaries and affiliates, and would authorize the U.S. government to include additional Chinese biotechnology companies of concern. This version of the BIOSECURE Act included a grandfathering provision allowing biotechnology equipment and services provided or produced by named biotechnology companies of concern under a contract or agreement entered into before the effective date until January 1, 2032. The BIOSECURE Act did not become law in the 118th Congress. It is unclear whether the current Congress (the “119th Congress”) will introduce the BIOSECURE Act or similar legislation in this congressional session and, if so, how the scope, prohibitions, or designated biotechnology companies of concern may differ from the version of the BIOSECURE Act passed by the House in the prior 118th Congress. In addition, the Trump administration’s recent and evolving tariffs imposed on imports from China as well as China’s retaliatory tariffs on U.S. goods are expected to increase our manufacturing costs and may further disrupt our supply chain and reduce our competitiveness in the marketplace. Any additional U.S. executive action, legislative action or potential sanctions with China or increased tariffs imposed on Chinese imports could materially impact entities that work with Chinese biotechnology companies. U.S. executive agencies have the ability to designate entities and individuals on various governmental prohibited and restricted parties lists. Depending on the designation, potential consequences can range from a comprehensive prohibition on all transactions or dealings with designated parties, or a limited prohibition on certain types of activities, such as exports and financing activities, with designated parties. Such disruption could have adverse effects on the development of our product candidates. We currently have no plans to pursue contracts with alternative suppliers or manufacturers outside of China for our active pharmaceutical ingredients and drug product for IMG-007. Accordingly, there is a risk that, if supplies are interrupted, or the quality of ingredients provided by our single source provider is not to our specification or higher tariffs are imposed on Chinese goods, it would cause delays in our supply chain and increase the cost of manufacturing our drugs, which could materially harm our business.

Furthermore, we do not have complete control over all aspects of the manufacturing process of, and are dependent on, our contract manufacturing partners for compliance with cGMP regulations for manufacturing both active drug substances and finished drug products. Third-party manufacturers may not be able to comply with cGMP regulations or similar regulatory requirements outside of the United States. If our contract manufacturers cannot successfully manufacture material that conforms to our specifications and the strict regulatory requirements of the FDA and others, they will not be able to secure and/or maintain marketing approval for their manufacturing facilities. In addition, we do not have control over the ability of our contract manufacturers to maintain adequate quality control, quality assurance and qualified personnel. If the FDA or an applicable foreign authority does not approve these facilities for the manufacture of our product candidates or if the FDA or applicable foreign authority, withdraws any such approval in the future, we may need to find alternative manufacturing facilities, which would significantly impact our ability to develop, obtain marketing approval for or market IMG-007 or any future product candidates, if approved. Any replacement of our manufacturers could require significant effort and expertise because there may be a limited number of qualified replacements, and we may not be able to enter into new manufacturing arrangements on commercially reasonable terms or at all. In some cases, the technical skills or technology required to manufacture IMG-007 or any future product candidates may be unique or proprietary to the original manufacturer and we may have difficulty transferring such skills or technology to another third-party and a feasible alternative may not exist. In addition, under our Cell Line License Agreement, if we manufacture all of our commercial supplies of WuXi Biologics Licensed Products with a manufacturer other than WuXi Biologics or its affiliates, we are required to make royalty payments to WuXi Biologics in an amount equal to a fraction of a single digit percentage of global net sales of WuXi Biologics Licensed Products manufactured by a third-party manufacturer. Our failure, or the failure of our third-party manufacturers, to comply with applicable regulations could result in sanctions being imposed on us, including fines, injunctions, civil penalties, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of product candidates or drugs, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect supplies of our product candidates or drugs and harm our business and results of operations.

Some of our suppliers may experience disruption to their respective supply chain due to the effects of macroeconomic conditions, which could delay, prevent or impair our development or commercialization efforts.

We obtain certain active pharmaceutical ingredients, drug product and certain other research materials in countries affected by macroeconomic events and conditions, including inflation, interest rate fluctuations, uncertainty with respect to the federal budget and debt ceiling and potential government shutdowns related thereto, increasing financial market volatility and uncertainty, the impact of war or military conflict, including regional conflicts around the world, and public health pandemics. Supply chain disruptions and delays as a result of any new tariff policies or trade restrictions could also negatively impact our cost of materials and production processes. If we are unable to obtain our active pharmaceutical ingredients, drug product or other certain research materials in sufficient quantity and in a timely manner due to disruptions in the global supply chain caused by macroeconomic events and conditions, the development, testing and clinical trials of that drug candidate may be delayed or infeasible, and regulatory approval or commercial launch of any resulting product may be delayed or not obtained, which could significantly harm our business.

Our current and anticipated future dependence upon others for the manufacture of IMG-007 or any future product candidates may adversely affect our future profit margins and our ability to commercialize any product candidates that receive marketing approval on a timely and competitive basis.

In the event that any of our manufacturers fails to comply with applicable requirements or to perform its obligations to us in relation to quality, timing or otherwise, or if our supply of components or other materials becomes limited or interrupted for other reasons, including due to the impact of future global pandemics, we may be forced to manufacture the materials ourselves, for which we currently do not have the capabilities or resources, or enter into an agreement with another third party, which we may not be able to do on commercially reasonable terms, if at all. In particular, any replacement of our manufacturers could require significant effort and expertise because there may be a limited number of qualified replacements. In some cases, the technical skills or technology required to manufacture IMG-007 or any future product candidates may be unique or proprietary to the original manufacturer and we may have difficulty transferring such skills or technology to another third party and a feasible alternative may not exist. These factors would increase our reliance on our third-party manufacturers or require us to obtain a license from such manufacturers in order to have another third-party manufacture IMG-007 or any future product candidates. If we are required to or voluntarily change manufacturers for any reason, we will be required to verify that the new manufacturer maintains facilities and procedures that comply with quality standards and with all applicable regulations and guidelines. We will also need to verify, such as through a manufacturing comparability study, that any product produced by the new manufacturer is equivalent to that produced in a prior facility. The delays associated with the verification of a new manufacturer and equivalent product could negatively affect our ability to develop product candidates in a timely manner or within budget.

Our or a third party’s failure to execute on our manufacturing requirements on commercially reasonable terms and timelines, if at all, and comply with cGMP requirements could adversely affect our business in a number of ways, including:

•	inability to meet our drug specifications and quality requirements consistently;

•	delay or inability to procure or expand sufficient manufacturing capacity;

•	issues related to scale-up of manufacturing;

•	costs and validation of new equipment and facilities required for scale-up;

•	failure to comply with cGMP or similar foreign standards;

•	inability to negotiate manufacturing agreements with third parties under commercially reasonable terms, if at all;

•	reliance on single source manufacturers for drug substances and drug products;

•	lack of qualified backup suppliers for those components that are currently purchased from a sole or single source supplier;

•	misappropriation of proprietary information, including our trade secrets and know-how;

•	the mislabeling of clinical supplies, potentially resulting in the wrong dose amounts being supplied or study drug or placebo not being properly identified;

•	clinical supplies not being delivered to clinical sites on time, leading to clinical trial interruptions;

•	operations of our third-party manufacturers or suppliers could be disrupted by conditions unrelated to our business or operations, including the bankruptcy of the manufacturer or supplier; and

•	carrier disruptions or increased costs that are beyond our control.

In addition, we do not have any long-term commitments or supply agreements with our third-party manufacturers. We may be unable to establish any supply agreements with our third-party manufacturers or do so on acceptable terms, which increases the risk of timely obtaining sufficient quantities of our product candidates or such quantities at an acceptable cost, which may harm our business and results of operations.

We rely on third parties to conduct, supervise and monitor our discovery research, preclinical studies and clinical trials. If third parties do not satisfactorily carry out their contractual duties or fail to meet expected deadlines, the development of IMG-007 or any future product candidates may be delayed or subject to increased costs, each of which may have an adverse effect on our business and prospects.

We do not currently have the ability to independently conduct certain discovery research, preclinical studies and clinical trials for our IMG-007 or any future product candidates. We rely on CROs and clinical trial sites to ensure the proper and timely conduct of our preclinical studies and clinical trials, and we expect to have limited influence over their actual performance. We rely upon CROs to monitor and manage data for our clinical programs, as well as the execution of future nonclinical studies. We expect to control only certain aspects of our CROs’ activities. Nevertheless, we will be responsible for ensuring that each of our preclinical studies or clinical trials are conducted in accordance with the applicable protocol, legal, regulatory and scientific standards and our reliance on the CROs does not relieve us of our regulatory responsibilities.

We and our CROs will be required to comply with the good laboratory practice (“GLPs”) and GCPs, which are regulations and guidelines enforced by the FDA and applicable foreign authorities in the form of International Conference on Harmonization guidelines for any of our product candidates that are in preclinical and clinical development. The regulatory authorities enforce GCPs through periodic inspections of trial sponsors, principal investigators and clinical trial sites. Although we will rely on CROs to conduct GLP-compliant preclinical studies and GCP-compliant clinical trials, we remain responsible for ensuring that each of our GLP preclinical studies and clinical trials is conducted in accordance with its investigational plan and protocol and applicable laws and regulations, and our reliance on the CROs does not relieve us of our regulatory responsibilities. If we or our CROs fail to comply with GCPs, the clinical data generated in our clinical trials may be deemed unreliable and the FDA or applicable foreign authorities may require us to perform additional clinical trials before approving our marketing applications. Accordingly, if our CROs fail to comply with these regulations or fail to recruit a sufficient number of participants or ensure the collection of requisite data by clinical sites, we may be required to enroll additional participants or repeat clinical trials, which would delay the marketing approval process.

While we will have agreements governing their activities, our CROs will not be our employees, and we will not control whether or not they devote sufficient time and resources to our future clinical and nonclinical programs. These CROs may also have relationships with other commercial entities, including our competitors, for whom they may also be conducting clinical trials, or other drug development activities which could harm our business. We face the risk of potential unauthorized disclosure or misappropriation of our intellectual property by CROs, which may reduce our trade secret protection and allow our potential competitors to access and exploit our proprietary technology. If our CROs do not successfully carry out their contractual duties or obligations, fail to meet expected deadlines, or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical protocols or regulatory requirements or for any other reasons, our clinical trials may be extended, delayed or terminated, and we may not be able to obtain marketing approval for, or successfully commercialize any product candidate that we develop. As a result, our financial results and the commercial prospects for any product candidate that we develop would be harmed, our costs could increase, and our ability to generate revenue could be delayed.

In addition, quarantines, shelter-in-place, and similar government orders, or the perception that such orders, shutdowns or other restrictions on the conduct of business operations could occur, which could disrupt our clinical timelines, which could have a material adverse impact on our business, prospects, financial condition, and results of operations. If our relationship with these CROs terminates, we may not be able to enter into arrangements with alternative CROs or do so on commercially reasonable terms. Switching or adding additional CROs involves substantial cost and requires management time and focus. In addition, there is a natural transition period when a new CRO commences work. As a result, delays occur, which can negatively impact our ability to meet our desired clinical development timelines. Though we intend to carefully manage our relationships with our CROs, we may encounter challenges or delays in the future and we cannot assure you that these delays or challenges will not have a negative impact on our business, financial condition and prospects.

Moreover, principal investigators for our clinical trials may serve as scientific advisors or consultants to us from time to time and receive compensation in connection with such services. Under certain circumstances, we may be required to report some of these relationships to the FDA or applicable foreign authorities. The FDA or applicable foreign authorities may conclude that a financial relationship between us and a principal investigator has created a conflict of interest or otherwise affected interpretation of the trial. The FDA or applicable foreign authorities may therefore question the integrity of the data generated at the applicable clinical trial site and the utility of the clinical trial itself may be jeopardized. This could result in a delay in approval, refusal to accept or rejection, of our marketing applications by the FDA or applicable foreign authorities and may ultimately lead to the denial of marketing approval of IMG-007 or any future product candidates.

We have entered into, and may in the future enter into, collaboration agreements and strategic alliances to maximize the potential of IMG-007 and any future product candidates, and we may not realize the anticipated benefits of such collaborations or alliances. We expect to continue to form collaborations in the future with respect to IMG-007 and any future product candidates, but may be unable to do so or to realize the potential benefits of such transactions, which may cause us to alter or delay our development and commercialization plans.

We entered into the Hutchmed Agreement pursuant to which we collaborated with Hutchmed with respect to certain research and development activities, including related to IMG-007. We may also form or seek further strategic alliances, create joint ventures or collaborations, or enter into additional licensing arrangements with third parties that we believe will complement or augment our development and commercialization efforts with respect to IMG-007 and any future product candidates that we may develop, including in territories outside the United States or for certain indications. These transactions can entail numerous operational and financial risks, including exposure to unknown liabilities, disruption of our business and diversion of our management’s time and attention in order to manage a collaboration or develop acquired products, product candidates or technologies, incurrence of substantial debt or dilutive issuances of equity securities to pay transaction consideration or costs, higher than expected collaboration, acquisition or integration costs, write-downs of assets or goodwill or impairment charges, increased amortization expenses, difficulty and cost in facilitating the collaboration or combining the operations and personnel of any acquired business, impairment of relationships with key suppliers, manufacturers or customers of any acquired business due to changes in management and ownership and the inability to retain key employees of any acquired business. As a result, if we enter into acquisition or license agreements or strategic partnerships, we may not be able to realize the benefit of such transactions if we are unable to successfully integrate them with our existing operations and company culture. We also cannot be certain that, following a strategic transaction or license, we will achieve the revenue or other anticipated benefits that led us to enter into the arrangement.

Research and development collaborations are subject to numerous risks, which may include the following:

•

collaborators have significant discretion in determining the efforts and resources that they will apply to a collaboration, and may not commit sufficient efforts and resources, or may misapply those efforts and resources;

•

collaborators may not pursue development and commercialization of IMG-007 or any future product candidates or may elect not to continue or renew development or commercialization of such product candidates based on clinical trial results or changes in their strategic focus;

•	collaborators may delay, provide insufficient resources to, or modify or stop clinical trials for IMG-007 or any future product candidates;

•	collaborators could develop or acquire products outside of the collaboration that compete directly or indirectly with IMG-007 or any future product candidates;

•

collaborators may not properly maintain or defend our intellectual property rights or may use our intellectual property or proprietary information in a way that gives rise to actual or threatened litigation that could jeopardize or invalidate our intellectual property or proprietary information or expose us to potential liability;

•

disputes may arise between us and a collaborator that cause the delay or termination of the research, development or commercialization of IMG-007 or any future product candidates, or that result in costly litigation or arbitration that diverts management attention and resources;

•

collaborations may be terminated and, if terminated, may result in a need for additional capital and personnel to pursue further development or commercialization of IMG-007 or any future product candidates; and

•

collaborators may own or co-own intellectual property covering IMG-007 or any future product candidates that results from our collaborating with them, and in such cases, we may not have the exclusive right to commercialize such intellectual property.

In addition, we face significant competition in seeking appropriate strategic partners and the negotiation process is time-consuming and complex. We may not be successful in our efforts to establish a strategic partnership or other alternative arrangements for IMG-007 or any future product candidates because they may be deemed to be at too early of a stage of development for collaborative effort and third parties may not view IMG-007 or any future product candidates as having the requisite potential to demonstrate safety and efficacy. If and when we collaborate with a third party for development and commercialization of a product candidate, we can expect to relinquish some or all of the control over the future success of that product candidate to the third party. Our ability to reach a definitive agreement for a collaboration will depend, among other things, upon our assessment of the collaborator’s resources and expertise, the terms and conditions of the proposed collaboration and the proposed collaborator’s evaluation of our technologies, product candidates and market opportunities. The collaborator may also consider alternative product candidates or technologies for similar indications that may be available to collaborate on and whether such a collaboration could be more attractive than the one with us for our product candidate. We may also be restricted under any license agreements from entering into agreements on certain terms or at all with potential collaborators. For example, under our Hutchmed Agreement, Hutchmed has a right of first negotiation with respect to certain commercialization activities for our licensed products thereunder in mainland China.

As a result of these risks, we may not be able to realize the benefit of our existing collaborations or any future collaborations or licensing agreements we may enter into. In addition, there have been a significant number of recent business combinations among large pharmaceutical and biomedical companies that have resulted in a reduced number of potential future collaborators and changes to the strategies of the Company. As a result, we may not be able to negotiate collaborations on a timely basis, on acceptable terms, or at all. In addition, we may face regulatory obstacles in completing such transactions. If we are unable to do so, we may have to reduce or delay the development of IMG-007 or any future product candidate, delay the potential commercialization or reduce the scope of any planned sales or marketing activities for such product candidate, or increase our expenditures and undertake development, manufacturing or commercialization activities at our own expense. If we elect to increase our expenditures to fund development, manufacturing or commercialization activities on our own, we may need to obtain additional capital, which may not be available to us on acceptable terms or at all. If we do not have sufficient funds, we may not be able to further develop IMG-007 in one or more indications or any future product candidates or bring them to market and generate revenue.

Additionally, we may sometimes collaborate with academic institutions to accelerate our preclinical research or development under written agreements with these institutions. If collaborations occur, these institutions provide us with an option to negotiate a license to any of the institution’s rights in technology resulting from the collaboration. Regardless of such option, we may be unable to negotiate a license within the specified timeframe or under terms that are acceptable to us. If we are unable to do so, the institution may offer the intellectual property rights to other parties, potentially blocking our ability to pursue development of IMG-007 or any future product candidates. If we are unable to successfully obtain rights to required third-party intellectual property or to maintain the existing intellectual property rights we have, we may have to abandon development of such product candidates and our business and financial condition could suffer.

We may also seek to in-license third-party technologies to enhance IMG-007 or any future product candidates and we may be unable to in-license such rights at a reasonable cost, on reasonable terms or at all, which could harm our business. Even if we are able to obtain a license, it may be non-exclusive, thereby giving our competitors access to the same technologies licensed to us. In that event, we may be required to expend significant time and resources to develop or license replacement technology in order to establish or maintain our competitive position in the market. Any delays in entering into new collaborations or strategic partnership agreements related to IMG-007 or any future product candidates could delay the development and commercialization of such product candidates in certain geographies or indications or limit our ability to discover and develop new product candidates, which could harm our business prospects, financial condition, and results of operations.

Risks Related to Commercialization of Our Product Candidates

We face substantial competition from other pharmaceutical and biotechnology companies, and our operating results may suffer if we fail to compete effectively.

The development and commercialization of new drug products is highly competitive. If we successfully develop and commercialize IMG-007 or any future product candidate, we and any future collaborators will face significant competition from major pharmaceutical companies, specialty pharmaceutical companies and biotechnology companies worldwide. Many of the entities developing and marketing potentially competing products have significantly greater financial resources and expertise than we do in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and commercialization. Even if we are able to successfully develop and commercialize a product, our commercial opportunity will be reduced or eliminated if our competitors develop and commercialize products that are more effective, have fewer side effects, are more convenient or are less expensive than our product.

We are developing IMG-007 for the treatment of moderate-to-severe AD. The key competitive factors affecting the success of IMG-007, if approved, are likely to be its safety and tolerability, efficacy, frequency of dosing, method of administration, convenience, price, and the availability of coverage and reimbursement from government and other third-party payors. There are several approved products for moderate-to-severe AD, such as DUPIXENT® (dupilumab), an IL-4Rα mAb marketed by Sanofi/Regeneron, ADBRY®(tralokinumab-ldrm), an IL-13 mAb marketed by Leo Pharmaceuticals, and EBGLYSSTM (lebrikizumab-lbkz), an IL-13 mAb marketed by Eli Lilly. There are several approved treatments that target JAK1 and/or JAK2 to treat AD, including CIBINQO® (abrocitinib) marketed by Pfizer, RINVOQ® (upadacitinib) by AbbVie, OLUMIANT® (baricitinib) marketed by Eli Lilly, and NEMLUVIO® (nemolizumab-ilto) marketed by Galderma Laboratories, L.P. These approved products have all demonstrated clinically significant efficacy results.

In addition, clinical stage monoclonal antibodies targeting OX-40 or OX40L for the AD indication include rocatinlimab, an antiX40 receptor mAb with an enhanced antibody-dependent cellular cytotoxicity (“ADCC”) in development by Amgen, amlitelimab, an anti-OX40L mAb in development by Sanofi, STAR-0310, an anti-OX40 mAb by Astria Therapeutics, and APG990, an anti-OX40L mAb by Apogee Therapeutics. Rocatinlimab and amlitelimab are both ahead of IMG-007 in development. We are also aware of additional programs in development for AD which are focused largely on biologic approaches.

The enrollment and retention of patients in clinical trials for IMG-007 may be disrupted or delayed as a result of clinicians’ and patients’ perceptions as to the potential advantages of IMG-007 in relation to commercially available therapies and other programs in development, including approved products as well as any other new products that may be approved in the future, for the treatment of AD.

Our competitors may succeed in developing, acquiring or licensing technologies and drug products that are more effective, have fewer or more tolerable side effects, have more convenient dosing regimens, or are less costly than any product candidates that we may develop, which could render any future product candidates obsolete and noncompetitive.

Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are more convenient or are less expensive than any products that we, or any future collaborators, may develop. Our competitors also may obtain FDA or other marketing approval for their products before we, or any future collaborators, are able to obtain approval for ours, which could result in our competitors establishing a strong market position before we, or any future collaborators, are able to enter the market.

Our potential future competitors may have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining marketing approvals and commercializing approved products than we do. Mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated among a smaller number of our competitors. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies, or as a result of the development of drug products that have more convenient dosing regimens. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our development of IMG-007 and any future product candidates.

We currently have no marketing and sales organization and have no experience as a company in commercializing products, and we may have to invest significant resources to develop these capabilities. If we are unable to establish marketing and sales capabilities or enter into agreements with third parties to market and sell our products, we may not be able to generate product revenue.

We have no internal sales, marketing or distribution capabilities, nor have we commercialized a product. If IMG-007 or any of our future product candidates ultimately receives regulatory approval, we must build a marketing and sales organization with technical expertise and supporting distribution capabilities to commercialize each such product in major markets, which will be expensive and time consuming, or collaborate with third parties that have direct sales forces and established distribution systems, either to augment our own sales force and distribution systems or in lieu of our own sales force and distribution systems. We have no prior experience as a company in the marketing, sale and distribution of biopharmaceutical products and there are significant risks involved in building and managing a sales organization, including our ability to hire, retain and incentivize qualified individuals, generate sufficient sales leads, provide adequate training to sales and marketing personnel and effectively manage a geographically dispersed sales and marketing team. Any failure or delay in the development of our internal sales, marketing and distribution capabilities would adversely impact the commercialization of these products. We may not be able to enter into collaborations or hire consultants or external service providers to assist us in sales, marketing and distribution functions on acceptable financial terms, or at all. In addition, our product revenues and our profitability, if any, may be lower if we rely on third parties for these functions than if we were to market, sell and distribute any products that we develop ourselves. We likely will have little control over such third parties, and any of them may fail to devote the necessary resources and attention to sell and market our products effectively. If we are not successful in commercializing our products, either on our own or through arrangements with one or more third parties, we may not be able to generate any future product revenue and we would incur significant additional losses.

Coverage and reimbursement may be limited or unavailable in certain market segments for IMG-007 or any future product candidates, which could make it difficult for us to sell for IMG-007 or any future product candidates, if approved, profitably.

Successful sales of our product candidates, if approved, depend on the availability of coverage and adequate reimbursement from third-party payors including governmental healthcare programs, such as Medicare and Medicaid, managed care organizations and commercial payors, among others. Significant uncertainty exists as to the coverage and reimbursement status of any product candidates for which we obtain regulatory approval. For products administered under the supervision of a physician, obtaining coverage and adequate reimbursement may also be particularly difficult because of the higher prices often associated with such drugs. Patients who are provided medical treatment for their conditions generally rely on third-party payors to reimburse all or part of the costs associated with their treatment. Obtaining coverage and adequate reimbursement from third-party payors is critical to new product acceptance.

Third-party payors decide which drugs and treatments they will cover and the amount of reimbursement. Reimbursement by a third-party payor may depend upon a number of factors, including, but not limited to, the third-party payor’s determination that use of a product is:

•	a covered benefit under its health plan;

•	safe, effective and medically necessary;

•	appropriate for the specific patient;

•	cost-effective; and

•	neither experimental nor investigational.

Obtaining coverage and reimbursement of a product from a government or other third-party payor is a time-consuming and costly process that could require us to provide to the payor supporting scientific, clinical and cost-effectiveness data for the use of our products. Even if we obtain coverage for a given product, if the resulting reimbursement rates are insufficient, hospitals may not approve our product for use in their facility or third-party payors may require co-payments that patients find unacceptably high. Patients are unlikely to use IMG-007 or any future product candidates unless coverage is provided and reimbursement is adequate to cover a significant portion of the cost of such product candidates. Separate reimbursement for the product itself may or may not be available. Instead, the hospital or administering physician may be reimbursed only for providing the treatment or procedure in which our product is used. Further, from time to time, the Centers for Medicare & Medicaid Services (“CMS”) revises the reimbursement systems used to reimburse healthcare providers, including the Medicare Physician Fee Schedule and Outpatient Prospective Payment System, which may result in reduced Medicare payments. In some cases, private third-party payors rely on all or portions of Medicare payment systems to determine payment rates. Changes to government healthcare programs that reduce payments under these programs may negatively impact payments from private third-party payors, and reduce the willingness of physicians to use IMG-007 or any future product candidates.

In the United States, no uniform policy of coverage and reimbursement for products exists among third-party payors. Therefore, coverage and reimbursement for products can differ significantly from payor to payor. Further, one payor’s determination to provide coverage for a product does not assure that other payors will also provide coverage for the product. Adequate third-party reimbursement may not be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment in product development. Further, coverage policies and third-party reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products for which we receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

We intend to seek approval to market our product candidates in both the United States and in selected foreign jurisdictions. If we obtain approval in one or more foreign jurisdictions for our product candidates, we will be subject to rules and regulations in those jurisdictions. Outside the United States, reimbursement and healthcare payment systems vary significantly by country, and many countries have instituted price ceilings on specific products and therapies. In some foreign countries, particularly those in Europe, the pricing of biologics is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time after obtaining marketing approval of a product candidate. The EU provides options for EU Member States to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. An EU Member State may approve a specific price for the medicinal product, it may refuse to reimburse a product at the price set by the manufacturer or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market. Many EU Member States also periodically review their reimbursement procedures for medicinal products, which could have an adverse impact on reimbursement status. Moreover, in order to obtain reimbursement for our products in some European countries, including some EU Member States, we may be required to compile additional data comparing the cost-effectiveness of our products to other available therapies. This Health Technology Assessment (“HTA”) of medicinal products is becoming an increasingly common part of the pricing and reimbursement procedures in some EU Member States, including those representing the larger markets. The HTA process is the procedure to assess therapeutic, economic and societal impact of a given medicinal product in the national healthcare systems of the individual country. The outcome of an HTA will often influence the pricing and reimbursement status granted to these medicinal products by the competent authorities of individual EU Member States. The extent to which pricing and reimbursement decisions are influenced by the HTA of the specific medicinal product currently varies between EU Member States. The downward pressure on healthcare costs has become very intense. As a result, increasingly high barriers are being erected to the entry of new products. In addition, in some countries, cross-border imports from low-priced markets exert a commercial pressure on pricing within a country. Even if a pharmaceutical product obtains a marketing authorization in the EU, there can be no assurance that reimbursement for such product will be secured on a timely basis or at all.

The marketability of IMG-007 or any future product candidates for which we receive regulatory approval for commercial sale may suffer if government and other third-party payors fail to provide coverage and adequate reimbursement. We expect downward pressure on pharmaceutical pricing to continue. Further, coverage policies and third-party reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products for which we receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

Clinical trial subject injury and product liability lawsuits against us could cause us to incur substantial liabilities and could limit commercialization of IMG-007 or any future product candidates that we may develop.

The use of IMG-007 or any future product candidates in clinical trials and the sale of any products for which we obtain marketing approval exposes us to the risk of clinical trial subject injury and product liability claims. Product liability claims might be brought against us by consumers, healthcare professionals, pharmaceutical companies or others selling or otherwise coming into contact with our products. On occasion, large judgments have been awarded in class action lawsuits based on products that had unanticipated adverse effects. If we cannot successfully defend against product liability claims, we could incur substantial liability and costs. In addition, regardless of merit or eventual outcome, product liability claims may result in:

•	impairment of our business reputation and significant negative media attention;

•	withdrawal of participants from our clinical trials;

•	significant costs to defend the related litigation and related litigation;

•	distraction of management’s attention from our primary business;

•	substantial monetary awards to patients or other claimants;

•	inability to commercialize our IMG-007 or any future product candidates;

•	product recalls, withdrawals or labeling, marketing or promotional restrictions;

•	decreased demand for IMG-007 or any future product candidates, if approved for commercial sale; and

•	loss of revenue.

Risks Related to Government Regulation

The regulatory approval process of the FDA and comparable foreign regulatory authorities are lengthy, time-consuming and inherently unpredictable, and even if we complete the necessary clinical trials, we cannot predict when, or if, we will obtain regulatory approval for IMG-007 or any future product candidates, and any such regulatory approval may be for a more narrow indication than we seek.

The research, testing, manufacturing, labeling, approval, selling, import, export, marketing, and distribution of drug products, including biologics, are subject to extensive regulation by the FDA and comparable foreign regulatory authorities in and outside the United States. We are not permitted to market any biological drug product in the United States or outside the United States until we receive approval of a BLA from the FDA or similar approvals from comparable foreign regulatory authorities. We have not previously submitted a BLA to the FDA, or similar approval filings to comparable foreign authorities. A BLA and similar applications must include extensive preclinical and clinical data and supporting information to establish the product candidate’s safety and effectiveness for each desired indication. The BLA and similar applications must also include significant information regarding the chemistry, manufacturing and controls for the product, including with respect to chain of identity and chain of custody of the product.

IMG-007 or any future product candidates could fail to receive regulatory approval from the FDA or a comparable foreign regulatory authority for many reasons, including:

•	disagreement with the design or conduct of our clinical trials;

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failure to demonstrate to the satisfaction of regulatory authorities that IMG-007 or any future product candidates are safe and effective, or have a positive benefit/risk profile for its proposed indication;

•	failure of clinical trials to meet the level of statistical significance required for approval;

•	disagreement with our interpretation of data from preclinical studies or clinical trials;

•	the insufficiency of data collected from clinical trials of IMG-007 or any future product candidates to support the submission and filing of a BLA or other submission or to obtain regulatory approval;

•	failure to obtain approval of our manufacturing processes or facilities of third-party manufacturers with whom we contract for clinical and commercial supplies or our own manufacturing facility; or

•	changes in the approval policies or regulations that render our preclinical and clinical data insufficient for approval.

This lengthy approval process as well as the unpredictability of future clinical trial results may result in our failing to obtain regulatory approval to market IMG-007 or any future product candidates, which would significantly harm our business, results of operations and prospects. The FDA or a comparable foreign regulatory authority may require more information, including additional preclinical or clinical data to support approval, which may delay or prevent approval and our commercialization plans, or we may decide to abandon the development program. If we were to obtain approval, regulatory authorities may approve IMG-007 or any future product candidates for fewer or more limited indications than we request (including failing to approve the most commercially promising indications), may grant approval contingent on the performance of costly post-marketing clinical studies, or may approve a product candidate with a label that does not include the labeling claims necessary or desirable for the successful commercialization of that product candidate. Even if IMG-007 or any future product candidates meet their safety and efficacy endpoints in clinical trials, the regulatory authorities may not complete their review processes in a timely manner, or we may not be able to obtain regulatory approval.

The FDA may also require a panel of experts, referred to as an “Advisory Committee,” to deliberate on the adequacy of the safety and efficacy data to support licensure. The opinion of the Advisory Committee, although not binding, may have a significant impact on our ability to obtain licensure of the product candidates based on the completed clinical trials, as the FDA often adheres to the Advisory Committee’s recommendations. Similar requirements may apply outside the United States.

In addition, we may experience delays or rejections based upon additional government regulation from future legislation or administrative action, or changes in regulatory authority policy during the period of product development, clinical trials and the review process. Accordingly, the regulatory approval pathway for IMG-007 or any future product candidates may be uncertain, complex, expensive and lengthy, and approval may not be obtained. For instance, the regulatory landscape related to clinical trials in the EU recently evolved. The EU Clinical Trials Regulation, (“CTR”), which was adopted in April 2014 and repeals the EU Clinical Trials Directive, became applicable on January 31, 2022. The CTR allows sponsors to make a single submission to both the competent authority and an ethics committee in each EU Member State, leading to a single decision for each EU Member State. The assessment procedure for the authorization of clinical trials has been harmonized as well, including a joint assessment by all EU Member States concerned, and a separate assessment by each EU Member State with respect to specific requirements related to its own territory, including ethics rules. Each EU Member State’s decision is communicated to the sponsor via the centralized EU portal. Once the clinical trial approved, clinical study development may proceed. The CTR foresees a three-year transition period. On January 31, 2025, all ongoing trials became subject to the provisions of the CTR. Compliance with the CTR requirements by us and our third-party service providers, such as CROs, may impact our developments plans.

In addition, the EU pharmaceutical legislation is currently the subject of proposals for a complete review, in the context of the Pharmaceutical Strategy for Europe initiative, launched by the European Commission in November 2020. On April 26, 2023, the European Commission adopted a proposal for a new Directive and

Regulation to revise the existing pharmaceutical legislation. If adopted in the form proposed, the recent European Commission proposals to revise the existing EU laws governing authorization of medicinal products may result in a decrease in data and market exclusivity opportunities for our product candidates in the EU and make them open to generic or biosimilar competition earlier than is currently the case with a related reduction in reimbursement status. The proposed revisions remain to be agreed and adopted by the European Parliament and European Council and the proposals may therefore be substantially revised before adoption, the date of which cannot currently be anticipated. The revisions may however have a significant impact on the pharmaceutical industry and our business in the long term.

Regulatory authorities also may approve a product candidate for more limited indications than requested or they may impose significant limitations in the form of narrow indications, warnings or a REMS or comparable foreign strategies. These regulatory authorities may require labeling that includes precautions or contra-indications with respect to conditions of use, or they may grant approval subject to the performance of costly post-marketing clinical trials. In addition, regulatory authorities may not approve the labeling claims that are necessary or desirable for the successful commercialization of our product candidates. Any of the foregoing scenarios could materially harm the commercial prospects for our product candidates and materially adversely affect our business, financial condition, results of operations and prospects.

We have conducted and intend to conduct certain of our clinical trials globally. However, the FDA and other foreign equivalents may not accept data from such trials, in which case our development plans may be delayed, which could materially harm our business.

We have conducted certain of our clinical trials globally including in Canada and Australia and intend to continue conducting certain of our clinical trials globally. The acceptance by the FDA or other regulatory authorities of data from clinical trials conducted outside of their respective jurisdictions may be subject to certain conditions or may not be accepted at all. In cases where data from foreign clinical trials are intended to serve as the sole basis for marketing approval in the United States, the FDA will generally not approve the application on the basis of foreign data alone unless (i) the data are applicable to the U.S. population and U.S. medical practice, (ii) the trials were performed by clinical investigators of recognized competence and pursuant to GCP regulations and (iii) the data may be considered valid without the need for an on-site inspection by the FDA, or if the FDA considers such inspection to be necessary, the FDA is able to validate the data through an on-site inspection or other appropriate means.

In addition, even where foreign clinical trial data are not intended to serve as the sole basis for approval, the FDA will not accept the data as support for an application for marketing approval unless the clinical trial is well-designed and well-conducted in accordance with GCP requirements and the FDA is able to validate the data from the trial through an onsite inspection if deemed necessary. Many foreign regulatory authorities have similar approval requirements. In addition, such foreign trials would be subject to the applicable local laws of the foreign jurisdictions where the trials are conducted. There can be no assurance that the FDA or any comparable foreign regulatory authority will accept data from trials conducted outside of the United States or the applicable jurisdiction. If the FDA or any comparable foreign regulatory authority does not accept such data, it could result in the need for additional trials, which could be costly and time-consuming, and which may result in IMG-007 or any future product candidates that we may develop not receiving approval for commercialization in the applicable jurisdiction.

Conducting clinical trials outside the United States also exposes us to additional risks, including risks associated with:

•	additional foreign regulatory requirements;

•	foreign exchange fluctuations;

•	compliance with foreign manufacturing, customs, shipment and storage requirements;

•	cultural differences in medical practices and clinical research;

•	diminished protection of intellectual property in some countries; and

•	interruptions or delays in our trials resulting from geopolitical events, such as war or terrorism.

We may seek special designations by the regulatory authorities to expedite regulatory approvals, but may not be successful in receiving these designations, and even if received, they may not benefit the development and regulatory approval process.

We may seek various designations by regulatory authorities, such as Fast Track Designation or PRIority MEdicine (“PRIME”) Designation from regulatory authorities, for IMG-007 or any future product candidates that we develop. If a drug is intended for the treatment of a serious or life-threatening condition or disease, and nonclinical or clinical data demonstrate the potential to address an unmet medical need, the product may qualify for Fast Track Designation, for which sponsors must apply. The FDA has broad discretion whether or not to grant this designation. If granted, fast track designation makes a drug eligible for more frequent interactions with FDA to discuss the development plan and clinical trial design, as well as rolling review of the application, which means that the company can submit completed sections of its marketing application for review prior to completion of the entire submission. Products with Fast Track designation may also be eligible for accelerated approval and priority review, if the relevant criteria are met.

Innovative products that target an unmet medical need and are expected to be of major public health interest may be eligible for a number of expedited development and review programs, such as the PRIME scheme, which provides incentives similar to the breakthrough therapy designation in the U.S. PRIME is a voluntary scheme aimed at enhancing the EMA’s support for the development of medicinal products that target unmet medical needs. Eligible products must target conditions for which there is an unmet medical need (there is no satisfactory method of diagnosis, prevention or treatment in the EU or, if there is, the new medicinal product will bring a major therapeutic advantage) and they must demonstrate the potential to address the unmet medical need by introducing new methods of therapy or improving existing ones. Benefits accrue to sponsors of product candidates with PRIME designation, including but not limited to, early and proactive regulatory dialogue with the EMA, frequent discussions on clinical trial designs and other development program elements, and potentially accelerated MAA assessment once a dossier has been submitted.

Seeking and obtaining these designations is dependent upon results of our clinical program, and we cannot guarantee whether and when we may have the data from our clinical program to support an application to obtain any such designation. The FDA and the EMA, as applicable, have broad discretion whether or not to grant any of these designations, so even if we believe a particular product candidate is eligible for one or more of these designations, the applicable regulatory authority may determine not to grant it. Even if we do receive the designations we may apply for, we may not experience a faster development process, review or approval compared to conventional FDA or EMA procedures, as applicable. The FDA or EU, as applicable, may rescind any granted designations if it believes that the designation is no longer supported by data from our clinical development program. Additionally, qualification for any expedited review procedure does not ensure that we will ultimately obtain regulatory approval for such product candidate.

Obtaining and maintaining regulatory approval of IMG-007 or any future product candidates in one jurisdiction does not mean that we will be successful in obtaining regulatory approval of IMG-007 or any future product candidates in other jurisdictions.

Obtaining and maintaining regulatory approval of IMG-007 or any future product candidates in one jurisdiction does not guarantee that we will be able to obtain or maintain regulatory approval in any other jurisdiction, while a failure or delay in obtaining regulatory approval in one jurisdiction may have a negative effect on the regulatory approval process in others. For example, even if the FDA grants marketing approval of a product candidate, comparable foreign regulatory authorities in foreign jurisdictions must also approve the manufacturing, marketing and promotion of the product candidate in those countries. Approval procedures vary among jurisdictions and can involve requirements and administrative review periods different from, and greater than, those in the United States, including additional preclinical studies or clinical trials as clinical studies conducted in one jurisdiction may not be accepted by regulatory authorities in other jurisdictions. In many jurisdictions outside the United States, a product candidate must be approved for reimbursement before it can be approved for sale in that jurisdiction. In some cases, the price that we intend to charge for our products is also subject to approval.

We may also submit marketing applications in other countries. Regulatory authorities in jurisdictions outside of the United States have requirements for approval of product candidates with which we must comply prior to marketing in those jurisdictions. Obtaining foreign regulatory approvals and compliance with foreign regulatory requirements could result in significant delays, difficulties and costs for us and could delay or prevent the introduction of our products in certain countries. If we fail to comply with the regulatory requirements in international markets and/or receive applicable marketing approvals, our target market will be reduced and our ability to realize the full market potential of IMG-007 and any future product candidates will be harmed.

Even if we receive regulatory approval of IMG-007 or any future product candidates, we will be subject to ongoing regulatory obligations and continued regulatory review, which may result in significant additional expense and we may be subject to penalties if we fail to comply with regulatory requirements or experience unanticipated problems with IMG-007 or any future product candidates.

Any regulatory approvals that we receive for IMG-007 or any future product candidates will require surveillance to monitor the safety and efficacy of such product candidate. The FDA may also require a REMS in order to approve IMG-007 or any future product candidates, which could entail requirements for a medication guide, physician communication plans or additional elements to ensure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. In addition, if the FDA or a comparable foreign regulatory authority approves IMG-007 or any future product candidates, the manufacturing processes, labeling, packaging, distribution, adverse event reporting, storage, advertising, promotion, import, export and recordkeeping for IMG-007 or any future product candidates will be subject to extensive and ongoing regulatory requirements. These requirements include submissions of safety and other post-marketing information and reports, registration, as well as continued compliance with cGMPs and GCPs for any clinical trials that we conduct post-approval. As such, we and our contract manufacturers will be subject to continual review and inspections to assess compliance with cGMP and adherence to commitments made in any BLA, other marketing application and previous responses to inspectional observations. Accordingly, we and others with whom we work must continue to expend time, money and effort in all areas of regulatory compliance, including manufacturing, production and quality control. In addition, the FDA or comparable foreign regulatory authorities could require us to conduct another study to obtain additional safety or biomarker information.

Further, we will be required to comply with FDA and comparable foreign regulatory authorities’ promotion and advertising rules, which include, among others, standards for direct-to-consumer advertising, restrictions on promoting products for uses or in patient populations that are not described in the product’s approved uses (known as “off-label use”), limitations on industry-sponsored scientific and educational activities and requirements for promotional activities involving the internet and social media. Although the FDA and comparable foreign regulatory authorities do not regulate a physician’s choice of drug treatment made in the physician’s independent medical judgment, they do restrict promotional communications from companies or their sales force with respect to off-label uses of products for which marketing clearance has not been issued. Later discovery of previously unknown problems with IMG-007 or any future product candidates, including adverse events of unanticipated severity or frequency, or with our third-party suppliers or manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical studies to assess new safety risks; or imposition of distribution restrictions or other restrictions under a REMS or similar foreign program. Other potential consequences include, among other things:

•	restrictions on the marketing or manufacturing of IMG-007 or any future product candidates, withdrawal of the product from the market or voluntary or mandatory product recalls;

•	fines, untitled letters, warning letters or holds on clinical trials;

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the FDA or comparable foreign regulatory authority may require revisions to the labeling, including limitations on approved uses or the addition of additional warnings, contraindications or other safety information, including boxed warnings;

•	the FDA or comparable foreign regulatory authority may require the conduct of an additional post-market clinical trial or trials to assess the safety of the product;

•	refusal by the FDA or comparable foreign regulatory authority to approve pending applications or supplements to approved applications submitted by us or suspension or revocation of license approvals;

•	product seizure or detention, or refusal to permit the import or export of IMG-007 or any future product candidates; and

•	injunctions or the imposition of civil or criminal penalties.

FDA and comparable foreign regulatory authorities’ policies may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of IMG-007 or any future product candidates. For example, the U.S. Supreme Court’s June 2024 decision in Loper Bright Enterprises v. Raimondo overturned the longstanding Chevron doctrine, under which courts were required to give deference to regulatory agencies’ reasonable interpretations of ambiguous federal statutes. The Loper decision could result in additional legal challenges to regulations and decisions issued by federal agencies, including the FDA, on which we rely. Any such legal challenges, if successful, could have a material impact on our business. Additionally, the Loper decision may result in increased regulatory uncertainty, inconsistent judicial interpretations, and other impacts to the agency rulemaking process, any of which could adversely impact our business and operations. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative or executive action, either in the United States or abroad. Certain policies of any administration may impact our business and industry. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained and we may not achieve or sustain profitability.

We and any of our third-party manufacturers or suppliers may use potent chemical agents and hazardous materials, and any claims relating to improper handling, storage or disposal of these materials could be time consuming or costly.

We may and our third-party manufacturers or suppliers and current or potential future collaborators will use biological materials, potent chemical agents and may use hazardous materials, including chemicals and biological agents and compounds that could be dangerous to human health and safety of the environment. The operations of our third-party manufacturers and suppliers also produce, and our operations may produce, hazardous waste products. Federal, state and local laws and regulations govern the use, generation, manufacture, storage, handling and disposal of these materials and wastes. Compliance with applicable environmental laws and regulations may be expensive, and current or future environmental laws and regulations may impair our product development efforts. In addition, we cannot eliminate the risk of accidental injury or contamination from these materials or wastes. We do not carry specific biological or hazardous waste insurance coverage, and our property, casualty and general liability insurance policies specifically exclude coverage for damages and fines arising from biological or hazardous waste exposure or contamination. In the event of contamination or injury, we could be held liable for damages or be penalized with fines in an amount exceeding our resources, and our clinical trials or regulatory approvals could be suspended. Although we maintain workers’ compensation insurance for certain costs and expenses we may incur due to injuries to our employees resulting from the use of hazardous materials or other work-related injuries, this insurance may not provide adequate coverage against potential liabilities. We do not maintain insurance for toxic tort claims that may be asserted against us in connection with the storage or disposal of biologic, hazardous or radioactive materials.

In addition, we may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations, which have tended to become more stringent over time. These current or future laws and regulations may impair our research, development or production efforts. Failure to comply with these laws and regulations also may result in substantial fines, penalties or other sanctions or liabilities, which could materially adversely affect our business, financial condition, results of operations and prospects.

Our relationships with customers, physicians, other healthcare professionals and third-party payors are subject, directly or indirectly, to federal, state, local and foreign healthcare fraud and abuse laws, false claims laws, transparency laws, health information privacy and security laws and other healthcare laws and regulations. If we or our employees, independent contractors, consultants, commercial partners and vendors violate these laws, we could face substantial penalties.

Healthcare professionals and third-party payors in the United States and elsewhere will play a primary role in the recommendation and prescription of IMG-007 or any future product candidates for which we obtain marketing approval. Our current and future arrangements with healthcare professionals, third-party payors, customers and others may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations. These laws may impact, among other things, our clinical research program, as well as our proposed and future sales, marketing and education programs. In particular, the promotion, sales and marketing of healthcare items and services is subject to extensive laws and regulations designed to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive and other business arrangements. We may also be subject to federal, state and foreign laws governing the privacy and security of identifiable patient information. The U.S. healthcare laws and regulations that may affect our ability to operate include, but are not limited to:

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the federal Anti-Kickback Statute, which prohibits, among other things, any person or entity from knowingly and willfully, offering, paying, soliciting or receiving any remuneration, directly or indirectly, overtly or covertly, in cash or in kind, to induce, or in return for, the purchasing, leasing, ordering or arranging for the purchase, lease, or order of any item or service reimbursable, in whole or in part, under Medicare, Medicaid or other federal healthcare programs. The term “remuneration” has been broadly interpreted to include anything of value. Although there are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution, the exceptions and safe harbors are drawn narrowly and require strict compliance in order to offer protection. Practices that may be alleged to be intended to induce prescribing, purchases or recommendations, including any payments of more than fair market value, may be subject to scrutiny if they do not qualify for an exception or safe harbor. In addition, a person or entity does not need to have actual knowledge of this statute or specific intent to violate it in order to have committed a violation;

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federal civil and criminal false claims laws, including the federal civil False Claims Act (“FCA”) and civil monetary penalties laws, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment or approval from Medicare, Medicaid, or other federal government programs that are false or fraudulent or knowingly making a false statement to improperly avoid, decrease or conceal an obligation to pay money to the federal government, including federal healthcare programs. In addition, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the FCA. Private individuals, commonly known as “whistleblowers,” can bring federal civil FCA qui tam actions, on behalf of the government and such individuals and may share in amounts paid by the entity to the government in recovery or settlement;

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the Health Insurance Portability and Accountability Act (“HIPAA”), which created new federal criminal statutes that prohibit knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program or obtain, by means of false or fraudulent pretenses, representations, or promises, any of the money or property owned by, or under the custody or control of, any healthcare benefit program, including private third-party payors and knowingly and willfully falsifying, concealing or covering up by any trick, scheme or device, a material fact or making any materially false, fictitious or fraudulent statements in connection with the delivery of, or payment for, healthcare benefits, items or services. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

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HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act (“HITECH”), and their respective implementing regulations, which impose requirements on covered entities, including certain healthcare providers, health plans and healthcare clearinghouses, and their respective business associates that perform services for them that involve creating, receiving maintaining or transmitting protected health information (“PHI”) and their subcontractors that use, disclose, access, or otherwise process PHI, relating to the privacy, security and transmission of individually identifiable health information. Penalties for HIPAA violations can be significant. They vary greatly depending on the nature of violation, and could include civil monetary or criminal penalties. HIPAA also authorizes state attorneys general to file suit under HIPAA on behalf of state residents. Courts can award damages, costs and attorneys’ fees related to violations of HIPAA in such cases. While HIPAA does not create a private right of action allowing individuals to sue us in civil court for HIPAA violations, its standards have been used as the basis for a duty of care claim in state civil suits such as those for negligence or recklessness in the misuse or breach of PHI;

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the federal Physician Payments Sunshine Act, which requires certain manufacturers of drugs, devices, biologicals and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (with certain exceptions) to report annually to CMS information related to payments or other transfers of value made to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), certain non-physician practitioners (physician assistants, nurse practitioners, clinical nurse specialists, certified registered nurse anesthetists and anesthesiologist assistants, and certified nurse midwives), and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members; and

•	federal consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers.

Additionally, we may be subject to state, local and foreign equivalents of each of the healthcare laws described above, among others, some of which may be broader in scope. For example, in the EU, interactions between pharmaceutical companies and healthcare professionals and healthcare organizations are also governed by strict laws, regulations, industry self-regulation codes of conduct and physicians’ codes of professional conduct both at EU level and in the individual EU Member States. The provision of benefits or advantages to physicians to induce or encourage the prescription, recommendation, endorsement, purchase, supply, order or use of pharmaceutical products is prohibited in the EU. Relationships with healthcare professionals and associations are subject to stringent anti-gift statutes and anti-bribery laws, the scope of which differs across the EU. In addition, national “Sunshine Acts” may require pharmaceutical companies to report/publish transfers of value provided to healthcare professionals and associations on a regular (e.g., annual) basis.

Also, we may be subject to the following: state and foreign anti-kickback and false claims laws that may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental, third-party payors, including private insurers, or that apply regardless of payor; state and foreign laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government; state and local laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare professionals or marketing expenditures; state and foreign laws that require the reporting of information related to drug pricing; state and local laws requiring the registration of pharmaceutical sales representatives; and state and foreign laws governing the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

Because of the breadth of these laws and the narrowness of the statutory exceptions and regulatory safe harbors available, it is possible that some of our business activities, could be subject to challenge under one or more of such laws. If we or our employees, independent contractors, consultants, commercial partners and vendors violate these laws, we may be subject to investigations, enforcement actions and/or significant penalties. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant civil, criminal and administrative penalties, damages, disgorgement, monetary fines, imprisonment, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs, contractual damages, reputational harm, diminished profits and future earnings, additional reporting requirements and/or oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws, and curtailment of our operations, any of which could adversely affect our ability to operate our business and our results of operations. In addition, the approval and commercialization of any of IMG-007 or any future product candidates outside the United States will also likely subject us to foreign equivalents of the healthcare laws mentioned above, among other foreign laws.

IMG-007 will be regulated as a biologic, and therefore they may be subject to competition sooner than anticipated.

The Biologics Price Competition and Innovation Act of 2009 (“BPCIA”) established an abbreviated pathway for the approval of biosimilar and interchangeable biological products. The regulatory pathway establishes legal authority for the FDA to review and approve biosimilar biologics, including the possible designation of a biosimilar as “interchangeable” based on its similarity to an approved biologic. Under the BPCIA, an application for a biosimilar product cannot be approved by the FDA until 12 years after the reference product was approved under a BLA.

We believe that any of the product candidates we develop that is approved in the United States under a BLA should qualify for the 12-year period of exclusivity. However, there is a risk that this exclusivity could be shortened due to congressional action or otherwise, or that the FDA will not consider the subject product candidates to be reference products for competing products, potentially creating the opportunity for generic competition sooner than anticipated.

In the EU, there is a special regime for biosimilars, or biological medicinal products that are similar to a reference medicinal product but that do not meet the definition of a generic medicinal product.

For such products, the results of appropriate preclinical or clinical trials must be provided in support of an application for MA. Guidelines from the EMA detail the type of quantity of supplementary data to be provided for different types of biological product.

The approval of a biosimilar to one of our products could have a material adverse impact on our business as it may be significantly less costly to bring to market and may be priced significantly lower than our products.

Even if we obtain regulatory approval of IMG-007 or any future product candidates, the products may not gain market acceptance among physicians, patients, hospitals and others in the medical community.

The use of IMG-007 for the treatment of moderate-to-severe AD or other potential indications or any of our future product candidates may not become broadly accepted by physicians, patients, hospitals and others in the medical community. Factors that will influence whether IMG-007 or any future product candidates are accepted in the market include:

•	the clinical indications for which IMG-007 or any future product candidates are approved;

•	physicians, hospitals and patients considering IMG-007 or any future product candidates as a safe and effective treatment;

•	the potential and perceived advantages of IMG-007 or any future product candidates over alternative treatments;

•	the incidence and severity of any side effects;

•	product labeling or product insert requirements of the FDA or comparable foreign regulatory authorities;

•	limitations or warnings contained in the labeling approved by the FDA or comparable foreign regulatory authorities;

•	the timing of market introduction of IMG-007 or any future product candidates as well as competitive products;

•	the cost of treatment in relation to alternative treatments;

•	our pricing and the availability of coverage and adequate reimbursement by third-party payors, including government authorities;

•	the willingness of patients to pay out-of-pocket in the absence of coverage and adequate reimbursement by third-party payors, including government authorities;

•	relative convenience, frequency and ease of administration, including as compared to alternative treatments and competitive therapies; and

•	the effectiveness of our sales and marketing efforts.

If IMG-007 or any future product candidates are approved but fail to achieve market acceptance among physicians, patients, hospitals or others in the medical community, we will not be able to generate significant revenue. Even if our products achieve market acceptance, we may not be able to maintain that market acceptance over time if new products or technologies are introduced that are more favorably received than our products, are more cost effective or render our products obsolete.

The advancement of healthcare reform may negatively impact our ability to profitably sell IMG-007 or any future product candidates, if approved.

Third-party payors, whether domestic or foreign, or governmental or commercial, are developing increasingly sophisticated methods of controlling healthcare costs. In both the United States and certain foreign jurisdictions, there have been a number of legislative and regulatory changes to the healthcare system that could impact our ability to profitably sell IMG-007 or any future product candidates, if approved. In particular, in 2010 the Affordable Care Act was enacted which, among other things, revised the methodology by which rebates owed by manufacturers to the state and federal government for covered outpatient drugs and certain biologics, including IMG-007, under the Medicaid drug rebate program are calculated, increased the minimum Medicaid rebates owed by most manufacturers under the Medicaid drug rebate program, extended the Medicaid drug rebate program to utilization of prescriptions of individuals enrolled in Medicaid managed care organizations, subjected manufacturers to new annual fees and taxes for certain branded prescription drugs, and provided incentives to programs that increase the federal government’s comparative effectiveness research. Additionally, the Affordable Care Act allowed states to implement expanded eligibility criteria for Medicaid programs, imposed a new Medicare Part D coverage gap discount program, expanded the entities eligible for discounts under the Public Health Service pharmaceutical pricing program and implemented a new Patient-Centered Outcomes Research Institute.

Since its enactment, there have been executive, judicial and political challenges and amendments to certain aspects of the Affordable Care Act. For example, on August 16, 2022, the Inflation Reduction Act of 2022 (“IRA”) was signed into law, which among other things, extends enhanced subsidies for individuals purchasing health insurance coverage in ACA marketplaces through plan year 2025. The IRA also eliminates the “donut hole” under the Medicare Part D program beginning in 2025 by significantly lowering the beneficiary maximum out-of-pocket cost and creating a new manufacturer discount program. It is unclear how other healthcare reform measures of the second Trump administration, if any, will impact our business.

Other legislative changes have been proposed and adopted since the Affordable Care Act was enacted. For example, on July 4, 2025, the annual reconciliation bill, the One Big Beautiful Bill Act, (“OBBBA”), was signed into law which is expected to reduce Medicaid spending and enrollment by implementing work requirements for some beneficiaries, capping state-directed payments, reducing federal funding, and limiting provider taxes used to fund the program. OBBBA also narrows access to ACA marketplace exchange enrollment and declines to extend the ACA enhanced advanced premium tax credits, set to expire in 2025, which, among other provisions in the law, are anticipated to reduce the number of Americans with health insurance. In addition, aggregate reductions to Medicare payments to providers went into effect beginning on April 1, 2013 and due to subsequent legislative amendments to the statute will stay in effect through 2032, unless additional Congressional action is taken. Additionally, on March 11, 2021, the American Rescue Plan Act of 2021 was signed into law, which eliminated the statutory Medicaid drug rebate cap, which was previously set at 100% of a drug’s average manufacturer price, for single source and innovator multiple source drugs, which began on January 1, 2024. In addition, Congress is considering health reform measures as part of other health reform initiatives.

There have been, and likely will continue to be, legislative and regulatory proposals at the foreign, federal and state levels directed at broadening the availability of healthcare and containing or lowering the cost of healthcare. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability, or commercialize our products. Such reforms could have an adverse effect on anticipated revenue from product candidates that we may successfully develop and for which we may obtain regulatory approval and may affect our overall financial condition and ability to develop product candidates.

In addition, there has been increasing legislative and enforcement interest in the United States with respect to specialty drug pricing practices. For example, IRA, among other things, (i) directs the U.S. Department of Health and Human Services (“HHS”) to negotiate the price of certain high-expenditure, single-source biologics that have been on the market for 11 years covered under Medicare, and subject drug manufacturers to civil monetary penalties and a potential excise tax by offering a price that is not equal to or less than the negotiated “maximum fair price” for such drugs and biologics under the law (the “Medicare Price Negotiation Program”), and (ii) imposes rebates with respect to certain drugs and biologics covered under Medicare Part B or Medicare Part D to penalize price increases that outpace inflation. The IRA permits HHS to implement many of these provisions through guidance, as opposed to regulation, for the initial years. These provisions began to take effect progressively in fiscal year 2023. On August 15, 2024, HHS announced the agreed-upon price of the first ten drugs that were subject to price negotiations. On January 17, 2025, HHS selected fifteen additional products covered under Part D for price negotiation in 2025. Each year thereafter more Part B and Part D products will become subject to the Medicare Drug Price Negotiation Program. Further, on December 7, 2023, an initiative to control the price of prescription drugs through the use of march-in rights under the Bayh-Dole Act was announced.

The current Trump administration is pursuing policies to reduce regulations and expenditures across government including at HHS, the FDA, CMS and related agencies. These actions, presently directed by executive orders or memoranda from the Office of Management and Budget, may propose policy changes that create additional uncertainty for our business. These actions and proposals may, for example, include directives: (1) reducing agency workforce and cutting programs; (2) rescinding a Biden administration executive order tasking the Center for Medicare and Medicaid Innovation (“CMMI”) to consider new payment and healthcare models to limit drug spending; (3) eliminating the Biden administration’s executive order that directed HHS to establishing an AI task force and developing a strategic plan; (4) directing HHS and other agencies to lower prescription drug costs through a variety of initiatives, including by improving upon the Medicare Drug Price Negotiation Program and establishing Most-Favored-Nation pricing for pharmaceutical products; (5) imposing tariffs on imported pharmaceutical products; and (6) directing certain federal agencies to enforce existing law regarding hospital and plan price transparency and by standardizing prices across hospitals and health plans. Additionally, in its June 2024 decision in Loper Bright Enterprises v. Raimondo (“Loper Bright”), the U.S. Supreme Court overturned the longstanding Chevron doctrine, under which courts were required to give deference to regulatory agencies’ reasonable interpretations of ambiguous federal statutes. The Loper Bright decision could result in additional legal challenges to current regulations and guidance issued by federal agencies applicable to our operations, including those issued by the FDA. Congress may introduce and ultimately pass health care related legislation that could impact the drug approval process and make changes to the Medicare Drug Price Negotiation Program created under the IRA.

Individual states in the United States have also become increasingly active in passing legislation and implementing regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures and, in some cases, designed to encourage importation from other countries and bulk purchasing.

In the EU, similar developments may affect our ability to profitably commercialize IMG-007 or any future product candidates, if approved. In addition to continuing pressure on prices and cost containment measures, legislative developments at the EU or Member State level may result in significant additional requirements or obstacles that may increase our operating costs. The delivery of healthcare in the EU, including the establishment and operation of health services and the pricing and reimbursement of medicinal products, is almost exclusively a matter for national, rather than EU, law and policy. National governments and health service providers have different priorities and approaches to the delivery of health care and the pricing and reimbursement of products in that context. In general, however, the healthcare budgetary constraints in most EU Member States have resulted in restrictions on the pricing and reimbursement of medicinal products by relevant health service providers. Coupled with ever-increasing EU and national regulatory burdens on those wishing to develop and market products, this could prevent or delay marketing approval of IMG-007 or any future product candidates, restrict or regulate post-approval activities and affect our ability to commercialize our product candidates, if approved. In markets outside of the United States and EU, reimbursement and healthcare payment systems vary significantly by country, and many countries have instituted price ceilings on specific products and therapies.

On December 13, 2021, Regulation No 2021/2282 on HTA amending Directive 2011/24/EU, was adopted in the EU. This Regulation, which entered into force in January 2022 and applies as of January 2025, is intended to boost cooperation among EU Member States in assessing health technologies, including new medicinal products, and providing the basis for cooperation at EU level for joint clinical assessments in these areas. The Regulation foresees a three-year transitional period and will permit EU Member States to use common HTA tools, methodologies and procedures across the EU, working together in four main areas, including joint clinical assessment of the innovative health technologies with the most potential impact for patients, joint scientific consultations whereby developers can seek advice from HTA authorities, identification of emerging health technologies to identify promising technologies early, and continuing voluntary cooperation in other areas. Individual EU Member States will continue to be responsible for assessing non-clinical (e.g., economic, social, ethical) aspects of health technologies, and making decisions on pricing and reimbursement. If we are unable to maintain favorable pricing and reimbursement status in EU Member States for product candidates that we may successfully develop and for which we may obtain regulatory approval, any anticipated revenue from and growth prospects for those products in the EU could be negatively affected.

We cannot predict the initiatives that may be adopted in the future. The continuing efforts of the government, insurance companies, managed care organizations and other payors of healthcare services to contain or reduce costs of healthcare and/or impose price controls may adversely affect:

•	the demand for IMG-007 or any future product candidates, if we obtain regulatory approval;

•	our ability to set a price that we believe is fair for our products;

•	our ability to generate revenue and achieve or maintain profitability;

•	the level of taxes that we are required to pay; and

•	the availability of capital.

Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors, which may adversely affect our future profitability.

We and the third parties with whom we work are subject to stringent and evolving U.S. and foreign laws, regulations, and rules, contractual obligations, industry standards, policies and other obligations related to data privacy and security. Our (or the third parties with whom we work) actual or perceived failure to comply with such obligations could lead to regulatory investigations or actions, litigation (including class claims) and mass arbitration demands, fines and penalties, disruptions of our business operations, reputational harm, loss of revenue or profits, and other adverse business consequences.

In the ordinary course of business, we collect, receive, store, process, generate, use, transfer, disclose, make accessible, protect, secure, dispose of, transmit, and share (collectively, “process”) personal data and other sensitive information, including proprietary and confidential business data, trade secrets, intellectual property, data we collect about trial participants in connection with clinical trials, and sensitive third-party data. Our data processing activities subject us to numerous data privacy and security obligations, such as various laws, regulations, guidance, industry standards, external and internal privacy and security policies, contractual requirements and other obligations relating to data privacy and security, including in connection with clinical trials in the United States and abroad.

In the United States, federal state, and local governments have enacted numerous data privacy and security laws, including data breach notification laws, health information privacy laws, personal data privacy laws, consumer protection laws (e.g., Section 5 of the Federal Trade Commission Act), and other similar laws (e.g., wiretapping laws). For example, HIPAA imposes specific requirements relating to the privacy, security, and transmission of individually identifiable protected health information. In addition, we may obtain health information from third parties (including research institutions from which we obtain clinical trial data) which may be subject to privacy and security requirements under HIPAA. Depending on the facts and circumstances, we could be subject to significant penalties if we violate HIPAA.

Numerous U.S. states have enacted comprehensive privacy laws that impose certain obligations on covered businesses, including providing specific disclosures in privacy notices and affording residents with certain rights concerning their personal data. As applicable, such rights may include the right to access, correct, or delete certain personal data, and to opt-out of certain data processing activities, such as targeted advertising, profiling, and automated decision-making. The exercise of these rights may impact our business and ability to provide our products and services. Certain states also impose stricter requirements for processing certain personal data, including sensitive information, such as conducting data privacy impact assessments. These state laws allow for statutory fines for noncompliance. For example, the CCPA applies to personal data of consumers, business representatives, and employees who are California residents, and requires businesses to provide specific disclosures in privacy notices and honor requests of such individuals to exercise certain privacy rights. The CCPA provides for fines and allows private litigants affected by certain data breaches to recover significant statutory damages. The CCPA and other comprehensive U.S. state privacy laws exempt some data processed in the context of clinical trials, but these developments further complicate compliance efforts, and increase legal risk and compliance costs for us, the third parties with whom we work (including our collaborators). Similar laws have passed and are being considered in several other states, as well as at the federal and local levels, and we expect more states to pass similar laws in the future. Regulators in the United States such as the Department of Justice are also increasingly scrutinizing certain personal data transfers and have proposed and enacted certain data localization or transfer requirements, for example, the U.S. Department of Justice issued a rule entitled the Preventing Access to U.S. Sensitive Personal Data and Government-Related Data by Countries of Concern or Covered Persons, which places additional restriction on certain data transactions involving countries of concern (e.g., China, Russia, Iran) and covered individuals (i.e., individuals and entities located in or controlled by individuals or entities located in those jurisdictions) that may impact certain business activities such as vendor engagements, sale or sharing of data, employment of certain individuals, and investor agreements. Violations of the rule could lead to significant civil and criminal fines and penalties. The rule applies regardless of whether data is anonymized, key-coded, pseudonymized, de-identified or encrypted, which presents particular challenges for companies like ours and may impact our ability to transfer data in connection with certain transactions or agreements.

Outside the United States, an increasing number of laws, regulations, and industry standards govern data privacy and security. For example, the European Union’s General Data Protection Regulation (“EU GDPR”), the United Kingdom’s GDPR (“UK GDPR”) (collectively, “GDPR”), Brazil’s General Data Protection Law (Lei Geral de Proteção de Dados Pessoais, or “LGPD”) (Law No. 13,709/2018), Australia’s Privacy Act, and China’s Personal Information Protection Law (“PIPL”) impose strict requirements for processing personal data. For example, under the GDPR, companies face temporary or definitive bans on data processing and other corrective actions; fines of up to 20 million Euros under the EU GDPR, 17.5 million pounds sterling under the UK GDPR or, in each case, 4% of annual global revenue, whichever is greater; or private litigation related to processing of personal data brought by classes of data subjects or consumer protection organizations authorized at law to represent their interests.

In Canada, the Personal Information Protection and Electronic Documents Act (“PIPEDA”) and various related provincial laws, as well as Canada’s Anti-Spam Legislation (“CASL”), apply to our operations. Australia’s Privacy Act also applies to our operations. We also conduct studies in Asia and may be subject to new and emerging data privacy regimes in Asia, including China’s Personal Information Protection Law, Korea’s Personal Information Protection Act (“PIPA”). For example, China’s PIPL imposes a set of specific obligations on covered businesses in connection with their processing and transfer of personal data and imposes fines of up to RMB 50 million or 5% of the prior year’s total annual revenue of the violator. India’s new privacy legislation, the Digital Personal Data Protection Act (“DPDP”), also apply to our operations.

In the ordinary course of business, we may transfer personal data from Europe and other jurisdictions to the United States or other countries. Europe and other jurisdictions have enacted laws requiring data to be localized or limiting the transfer of personal data to other countries. In particular, the European Economic Area (“EEA”) and the UK have significantly restricted the transfer of personal data to the United States and other countries whose privacy laws it generally believes are inadequate. Other jurisdictions may adopt or have already adopted similarly stringent data localization and cross-border data transfer laws.

Although there are currently various mechanisms that may be used to transfer personal data from the EEA and UK to the United States in compliance with law, such as the EEA standard contractual clauses, the UK’s International Data Transfer Agreement / Addendum, and the EU-U.S. Data Privacy Framework and the UK extension thereto (which allows for transfers to relevant U.S.-based organizations who self-certify compliance and participate in the Framework), these mechanisms are subject to legal challenges, and there is no assurance that we can satisfy or rely on these measures to lawfully transfer personal data to the United States.

If there is no lawful manner for us to transfer personal data from the EEA, the UK or other jurisdictions to the United States, or if the requirements for a legally-compliant transfer are too onerous, we could face significant adverse consequences, including the interruption or degradation of our operations, the need to relocate part of or all of our business or data processing activities to other jurisdictions (such as Europe) at significant expense, increased exposure to regulatory actions, substantial fines and penalties, the inability to transfer data and work with partners, vendors and other third parties, and injunctions against our processing or transferring of personal data necessary to operate our business. Additionally, companies that transfer personal data out of the EEA and UK to other jurisdictions, particularly to the United States, are subject to increased scrutiny from regulators, individual litigants, and activist groups. Some European regulators have ordered certain companies to suspend or permanently cease certain transfers out of Europe for allegedly violating the GDPR’s cross-border data transfer limitations.

In addition to data privacy and security laws, we are and may become contractually subject to industry standards adopted by industry groups. We are also bound by contractual obligations related to data privacy and security, and our efforts to comply with such obligations may not be successful. Moreover, clinical trial subjects about whom we or the third parties with whom we work obtain information may contractually limit our ability to use and disclose such information.

We publish privacy policies, marketing materials, whitepapers, and other statements, concerning data privacy, and security. Regulators in the United States are increasingly scrutinizing these statements, and if these policies, materials or statements are found to be deficient, lacking in transparency, deceptive, unfair, misleading, or misrepresentative of our practices, we may be subject to investigation, enforcement actions by regulators or other adverse consequences.

Obligations related to data privacy and security (and individuals’ data privacy expectations) are quickly changing, becoming increasingly stringent, and creating uncertainty. Additionally, these obligations may be subject to differing applications and interpretations, which may be inconsistent or conflict among jurisdictions. Preparing for and complying with these obligations requires us to devote significant resources, which may necessitate changes to our services, information technologies, systems and practices and to those of any third parties that process personal data on our behalf.

We may at times fail (or be perceived to have failed) in our efforts to comply with our data privacy and security obligations. Moreover, despite our efforts, our personnel or third parties with whom we work may fail to comply with such obligations, which could negatively impact our business operations. If we, or the third parties with whom we work (including our collaborators and third-party providers) fail, or are perceived to have failed, to address or comply with applicable data privacy and security obligations, we could face significant consequences, including but not limited to: government enforcement actions (e.g., investigations, fines, penalties, audits, inspections, and similar); litigation (including class-action claims) and mass arbitration demands; additional reporting requirements and/or oversight; bans or restrictions on processing personal data; orders to destroy or not use personal data; and imprisonment of company officials.

In particular, plaintiffs have become increasingly more active in bringing privacy-related claims against companies, including class claims and mass arbitration demands. Some of these claims allow for the recovery of statutory damages on a per violation basis, and, if viable, carry the potential for monumental statutory damages, depending on the volume of data and the number of violations.

Any of these events could have a material adverse effect on our reputation, business, or financial condition, including but not limited to: loss of customers; interruptions or stoppages in our business operations (including, our clinical trials); inability to process personal data or to operate in certain jurisdictions; limited ability to develop or commercialize our products; expenditure of time and resources to defend any claim or inquiry; adverse publicity; or substantial changes to our business model or operations.

Our business activities may be subject to the U.S. Foreign Corrupt Practices Act (“FCPA”) and similar anti-bribery and anti-corruption laws of other countries in which we operate, as well as U.S. and certain foreign export controls, trade sanctions and import laws and regulations. Compliance with these legal requirements could limit our ability to compete in foreign markets and subject us to liability if we violate them.

If we expand our operations outside of the United States, we must dedicate additional resources to comply with numerous laws and regulations in each jurisdiction in which we plan to operate. Our business activities may be subject to the FCPA and similar anti-bribery or anti-corruption laws, regulations or rules of other countries in which we operate. The FCPA generally prohibits companies and their employees and third party intermediaries from offering, promising, giving or authorizing the provision of anything of value, either directly or indirectly, to a non-U.S. government official in order to influence official action or otherwise obtain or retain business. The FCPA also requires public companies to make and keep books and records that accurately and fairly reflect the transactions of the corporation and to devise and maintain an adequate system of internal accounting controls.

Our business is heavily regulated and therefore involves significant interaction with public officials, including officials of non-U.S. governments. Additionally, in many other countries, hospitals owned and operated by the government, and doctors and other hospital employees would be considered foreign officials under the FCPA. There is no certainty that all of our employees, agents or contractors, or those of our affiliates, will comply with all applicable laws and regulations, particularly given the high level of complexity of these laws. Violations of these laws and regulations could result in fines, criminal sanctions against us, our officers or our employees, disgorgement and other sanctions and remedial measures, and prohibitions on the conduct of our business. Any such violations could include prohibitions on our ability to offer our product in one or more countries and could materially damage our reputation, our brand, our international activities, our ability to attract and retain employees and our business.

In addition, our product and activities may be subject to U.S. and foreign export controls, trade sanctions and import laws and regulations. Governmental regulation of the import or export of our product, or our failure to obtain any required import or export authorization for our product, when applicable, could harm our international sales and adversely affect our revenue. Compliance with applicable regulatory requirements regarding the export of our product may create delays in the introduction of our product in international markets or, in some cases, prevent the export of our product to some countries altogether. Furthermore, U.S. export control laws and economic sanctions prohibit the shipment of certain products and services to countries, governments and persons targeted by U.S. sanctions. If we fail to comply with export and import regulations and such economic sanctions, penalties could be imposed, including fines and/or denial of certain export privileges. Moreover, any new export or import restrictions, new legislation or shifting approaches in the enforcement or scope of existing regulations, or in the countries, persons, or product targeted by such regulations, could result in decreased use of our product by, or in our decreased ability to export our product to existing or potential customers with international operations. Any decreased use of our product or limitation on our ability to export or sell access to our product would likely significantly harm our business, financial condition, results of operations and prospects.

Our activities may subject us to various laws relating to foreign and U.S. investments and other transactions, and our failure to comply with these laws could subject us to substantial fines and other penalties, which could adversely affect our business.

With respect to foreign investments, transactions in which we participate may be subject to U.S. laws that regulate foreign investments in and other transactions with U.S. businesses. These laws include Section 721 of the Defense Production Act of 1950, as amended by the Foreign Investment Risk Review Modernization Act of 2018, and the implementing regulations thereof administered by the Committee on Foreign Investment in the United States (“CFIUS”) and codified at 31 C.F.R. Part 800 (the “CFIUS Regulations”).

The CFIUS Regulations authorize CFIUS to review certain foreign investments in and acquisitions of U.S. businesses, and to prohibit, modify, or unwind transactions subject to CFIUS jurisdiction in the event the transaction is determined to raise national security concerns.

With respect to U.S. investment transactions, certain of our activities may be subject to the Outbound Investment Security Program (“OISP”) implemented to effectuate Executive Order 14105, administered by the Department of the Treasury, and codified at 31 C.F.R. Part 850 (the “OISP Regulations”).

The OISP Regulations prohibit or require notification to the Department of the Treasury of certain transactions involving U.S. persons and persons with a qualifying nexus to China (including Hong Kong and Macau) that are engaged in specified activities in the semiconductors and microelectronics, quantum information technology, and artificial intelligence sectors.

Application of these laws may negatively impact our business in various ways, including by restricting our access to capital and markets; limiting mergers and acquisitions, investments, or collaborations we may pursue; increasing our costs and the time necessary to obtain required authorizations and to ensure compliance; and threatening monetary fines, government investigations, business disruption, reputation harm, and other penalties if we do not.

Risks Related to Our Intellectual Property

If we are unable to obtain and maintain patent protection for IMG-007 or any future product candidates or if the scope of the patent protection obtained is not sufficiently broad, we may not be able to compete effectively in our markets.

We rely, and will continue to rely, upon a combination of patents, trade secret protection and confidentiality agreements to protect the intellectual property related to IMG-007. Our success depends in large part on our ability to secure and maintain patent protection in the United States and other countries with respect to IMG-007 and any future product candidates we may develop. We seek to protect our proprietary position by filing or collaborating with our licensors to file patent applications in the United States and abroad related to IMG-007 or any future product candidates. The patent prosecution process is expensive and time-consuming, and we may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. Moreover, the issuance, scope, validity, enforceability and commercial value of our patent rights are highly uncertain.

Composition of matter patents for biological and pharmaceutical product candidates often provide a strong form of intellectual property protection for those types of products, as such patents provide protection without regard to any method of use. Although our licensing partner Hutchmed received a composition of matter patent in the U.S. and Taiwan for IMG-007, we cannot be certain that the claims in Hutchmed’s pending patent applications directed to composition of matter of IMG-007 will be considered patentable by patent offices in other foreign countries. Method of use patents protect the use of a product for the specified method. This type of patent does not prevent a competitor from making and marketing a product that is identical to our product for an indication that is outside the scope of the patented method.

It is also possible that we will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection. Therefore, these patents and patent applications may not be prosecuted and enforced in a manner consistent with the best interests of our business. The patent applications that we own or in-license may fail to result in issued patents with claims that cover IMG-007 and any future product candidates we may develop in the United States or in other foreign countries, in whole or in part. Alternately, the existing patents that we own or in-license and any future patents we obtain may not be sufficiently broad to prevent others from developing competing products and technologies. It is possible that not all potentially relevant prior art relating to our patents and patent applications has been found, which can prevent a patent from issuing from a pending patent application or later invalidate or narrow the scope of an issued patent. For example, publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing or, in some cases, not at all. Therefore, we cannot know with certainty whether we were the first to make the inventions claimed in our patents or pending patent applications, or that we were the first to file for patent protection of such inventions. Even if patents do successfully issue and even if such patents cover IMG-007 and any future product candidates we may develop, third parties may challenge their validity, ownership, enforceability or scope thereof, which may result in such patents being narrowed, invalidated, or held unenforceable or circumvented. Any successful challenge to these patents or any other patents owned by or licensed to us could deprive us of rights necessary for the successful commercialization of IMG-007 or any future product candidates. In addition, the issuance of a patent does not give us the right to practice the patented invention. Third parties may have blocking patents that could prevent us from marketing IMG-007 or any future product candidates, if approved, or practicing our own patented technology. Our competitors may be able to circumvent our patents by developing similar or alternative product candidates in a non-infringing manner. Further, if we encounter delays in regulatory approvals, the period of time during which we could market IMG-007 or any future product candidate under patent protection could be reduced. If any of our patents expire or are challenged, invalidated, circumvented or otherwise limited by third parties prior to the commercialization of IMG-007 or any future product candidates, and if we do not own or have exclusive rights to other enforceable patents protecting IMG-007 or any future product candidates, competitors and other third parties could market products and use processes that are substantially similar, or superior, to ours and our business would suffer.

If the patent applications we hold or have in-licensed with respect to IMG-007 or any future product candidates fail to issue, if their validity, breadth or strength of protection is threatened, or if they fail to provide meaningful exclusivity for any of IMG-007 or any future product candidates, it could dissuade companies from collaborating with us to develop product candidates, encourage competitors to develop competing products or technologies and threaten our ability to commercialize future product candidates. Any such outcome could harm our business.

We are a party to the Hutchmed Agreement which is important to our business, and we may enter into additional license agreements in the future. Our Hutchmed Agreement imposes, and we expect that future license agreements will impose, various diligence, milestone payments, royalties and other obligations on us. See “Business—Summary of License and Collaboration Agreements.” If we fail to comply with our obligations under these agreements, or we are subject to a bankruptcy, or, in some cases, under other circumstances, the licensor may have the right to terminate the license, in which event we would not be able to market product candidate(s) covered by the license.

The patent position of biotechnology and pharmaceutical companies is generally highly uncertain, involves complex legal, scientific and factual questions, and is characterized by the existence of large numbers of patents and frequent litigation based on allegations of patent or other intellectual property infringement or violation. The standards that the USPTO and its foreign counterparts use to grant patents are not always applied predictably or uniformly. In addition, the laws of jurisdictions outside the United States may not protect our rights to the same extent as the laws of the United States, and many companies have encountered significant problems in protecting and defending such rights in foreign jurisdictions. For example, European patent law restricts the patentability of methods of treatment of the human body more than United States law does. Changes in either the patent laws or interpretation of the patent laws in the United States and other countries may diminish the value of our patents or narrow the scope of our patent protection. Since patent applications in the United States and other jurisdictions are confidential for a period of time after filing, we cannot be certain that we were the first to file for patents covering our inventions. As a result, the issuance, scope, validity, enforceability and commercial value of our patent rights are highly uncertain. Our pending and future patent applications may not result in the issuance of patents, or may result in the issuance of patents which fail to protect IMG-007 or any future product candidates, in whole or in part, or which fail to effectively prevent others from commercializing competitive technologies and products.

The issuance of a patent is not conclusive as to its inventorship, ownership, scope, validity or enforceability and our owned and licensed patents may be challenged in the courts or patent offices in the United States and abroad. Such challenges may result in loss of exclusivity or in patent claims being narrowed, invalidated or held unenforceable, in whole or in part, which could limit our ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection of our technology and products. We may become involved in opposition, derivation, reexamination, inter partes review, post-grant review or interference proceedings challenging our owned or licensed patent rights. An adverse determination in any such submission, proceeding or litigation could reduce the scope of, or invalidate, our patent rights, allow third parties to commercialize our technology or products and compete directly with us, without payment to us. Thus, even if our patent applications issue as patents, they may not issue in a form that will provide us with meaningful protection, prevent competitors from competing with us or otherwise provide us with any competitive advantage.

Moreover, patents have a limited lifespan. In the United States, the natural expiration of a patent is generally 20 years after it is filed. Various extensions may be available; however, the life of a patent and the protection it affords, is limited. Without patent protection for IMG-007 or any future product candidates, we may be open to competition from biosimilar versions of such products. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, our owned and licensed patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.

Third parties may assert claims against us alleging infringement of their patents and proprietary rights, or we may need to become involved in lawsuits to defend or enforce our patents, either of which could result in substantial costs or loss of productivity, delay or prevent the development and commercialization of IMG-007 or any future product candidates, prohibit our use of proprietary technology or sale of products or put our patents and other proprietary rights at risk.

Our commercial success depends, in part, upon our ability to develop, manufacture, market and sell IMG-007 and any future product candidates without alleged or actual infringement, misappropriation or other violation of the patents and proprietary rights of third parties. However, our research, development and commercialization activities may be subject to claims that we infringe or otherwise violate patents or other intellectual property rights owned or controlled by third parties. Litigation relating to infringement or misappropriation of patent and other intellectual property rights in the pharmaceutical and biotechnology industries is common, including patent infringement lawsuits, interferences, derivation and administrative law proceedings, inter partes review and post-grant review before the USPTO, as well as oppositions and similar processes in foreign jurisdictions. The various markets in which we plan to operate are subject to frequent and extensive litigation regarding patents and other intellectual property rights. Our competitors in both the United States and abroad, many of which have substantially greater resources and have made substantial investments in patent portfolios and competing technologies, may have applied for or obtained or may in the future apply for or obtain, patents that will prevent, limit or otherwise interfere with our ability to make, use and sell, if approved, IMG-007 or any future product candidates. In addition, many companies in intellectual property-dependent industries, including the biotechnology and pharmaceutical industries, have employed intellectual property litigation as a means to gain an advantage over their competitors. Numerous U.S., EU and foreign issued patents and pending patent applications, which are owned by third parties, exist in the fields in which we are developing IMG-007 or any future product candidates, and as the biotechnology and pharmaceutical industries expand and more patents are issued, and as we gain greater visibility and market exposure as a public company, the risk increases that IMG-007 or any future product candidates may be subject to claims of infringement of the intellectual property rights of third parties. Some claimants may have substantially greater resources than we do and may be able to sustain the costs of complex intellectual property litigation to a greater degree and for longer periods of time than we could. In addition, patent holding companies that focus solely on extracting royalties and settlements by enforcing patent rights may target us.

We may be subject to third-party claims including patent infringement, interference or derivation proceedings, post-grant review and inter partes review before the USPTO or similar adversarial proceedings or litigation in other jurisdictions. Even if such claims are without merit, a court of competent jurisdiction could hold that these third-party patents are valid, enforceable and infringed, and the holders of any such patents may be able to block our ability to commercialize the applicable product candidate unless we obtained a license under the applicable patents, or until such patents expire or are finally determined to be invalid or unenforceable. There may be third-party patents or patent applications with claims to compositions, formulations, or methods of treatment, prevention use, or manufacture of IMG-007 or any future product candidates or technologies. Because patent applications can take many years to issue, there may be currently pending patent applications which may later result in issued patents that IMG-007 or any future product candidates may infringe. In addition, third parties may obtain patents in the future and claim that use of our technologies infringes upon these patents. If any third-party patents were held by a court of competent jurisdiction to cover aspects of our compositions, formulations, or methods of treatment, prevention or use, the holders of any such patents may be able to prohibit our use of those compositions, formulations, methods of treatment, prevention or use or other technologies, effectively blocking our ability to progress the clinical development of or commercialize the applicable product candidate until such patent expires or is finally determined to be invalid or unenforceable or unless we obtained a license.

We also may be subject to third party claims arising from prior employment agreements and/or consulting agreements entered into by our officers, employees, independent contractors and/or consultants. Claims may include breach of nondisclosure, nonuse, noncompetition and non-solicitation provisions, intellectual property assignment and ownership, and misuse or misappropriation of intellectual property, trade secrets and other confidential information, among others. If a court of competent jurisdiction finds that we breached the provisions of third-party consulting agreements, we may be prohibited from using certain intellectual property, trade secrets and confidential information, effectively blocking our ability to seek patent protection for our inventions and halting the progress of our clinical development and commercialization efforts.

In addition, defending such claims would cause us to incur substantial expenses and, if successful, could cause us to pay substantial damages if we are found to be infringing a third party’s intellectual property rights. These damages potentially include increased damages and attorneys’ fees if we are found to have infringed such rights willfully. Further, if a patent infringement suit is brought against us or our third-party service providers, our development, manufacturing or sales activities relating to the product or product candidate that is the subject of the suit may be delayed or terminated, as parties making claims against us may obtain injunctive or other equitable relief. As a result of patent infringement claims, or in order to avoid potential infringement claims, we may choose to seek, or be required to seek, a license from the third party, which may require payment of substantial royalties or fees, or require us to grant a cross-license under our intellectual property rights. These licenses may not be available on reasonable terms or at all. Even if a license can be obtained on reasonable terms, the rights may be nonexclusive, which would give our competitors access to the same intellectual property rights. If we are unable to enter into a license on acceptable terms, we could be prevented from commercializing IMG-007 or any future product candidates, or forced to modify such product candidates, or to cease some aspect of our business operations, which could harm our business significantly. We might also be forced to redesign or modify IMG-007 or any future product candidates so that we no longer infringe the third-party intellectual property rights, which may result in significant cost or delay to us, or which redesign or modification could be impossible or technically infeasible. Even if we were ultimately to prevail, any of these events could require us to divert substantial financial and management resources that we would otherwise be able to devote to our business. Intellectual property litigation, regardless of its outcome, may cause negative publicity, adversely impact prospective customers, cause product shipment delays, or prohibit us from manufacturing, importing, marketing or otherwise commercializing our products, services and technology. In addition, if the breadth or strength of protection provided the patents and patent applications we own or in-license is threatened, it could dissuade companies from collaborating with us to license, develop or commercialize IMG-007 or any future product candidates.

Competitors may infringe our patents or other intellectual property. If we or one of our licensors were to initiate legal proceedings against a third party to enforce a patent covering IMG-007 or any future product candidates, the defendant could counterclaim that our patent is invalid or unenforceable. In patent litigation in the United States and in Europe, defendant counterclaims alleging invalidity or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, for example, lack of novelty, obviousness lack of written description, or non-enablement. Third parties might allege unenforceability of our patents because during prosecution of the patent an individual connected with such prosecution withheld relevant information or made a misleading statement. Interference or derivation proceedings provoked by third parties or brought by us or declared by the USPTO may be necessary to determine the priority of inventions with respect to our patents or patent applications. The outcome of proceedings involving assertions of invalidity and unenforceability during patent litigation is unpredictable. With respect to the validity of patents, for example, we cannot be certain that there is no invalidating prior art of which we and the patent examiner were unaware during prosecution, but that an adverse third party may identify and submit in support of such assertions of invalidity. If a defendant were to prevail on a legal assertion of invalidity or unenforceability, we would lose at least part, and perhaps all, of the patent protection on IMG-007 or any future product candidates. Our patents and other intellectual property rights also will not protect our technology if competitors design around our protected technology without infringing our patents or other intellectual property rights.

Even if resolved in our favor, litigation or other legal proceedings relating to intellectual property claims may cause us to incur significant expenses and could distract our technical and management personnel from their normal responsibilities. In addition, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. There could also be public announcements of the results of hearings, motions or other interim proceedings or developments and if securities analysts or investors view these announcements in a negative light, the price of our shares could be adversely affected. Such litigation or proceedings could substantially increase our operating losses and reduce our resources available for development activities. We may not have sufficient financial or other resources to adequately conduct such litigation or proceedings. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their substantially greater financial resources. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have an adverse effect on our ability to compete in the marketplace.

We may not identify relevant third-party patents or may incorrectly interpret the relevance, scope or expiration of a third-party patent, which might adversely affect our ability to develop, manufacture and market IMG-007 or any future product candidates.

It is possible that our or our licensors’ patent searches or analyses, including but not limited to the identification of relevant patents, analysis of the scope of relevant patent claims or determination of the expiration of relevant patents, are not complete or thorough. It is also possible that we have not identified each and every third-party patent and pending application in the United States, Europe and elsewhere that is relevant to or necessary for the commercialization of IMG-007 or any future product candidates in any jurisdiction. Patent applications in the United States, the EU and elsewhere are published approximately 18 months after the earliest filing for which priority is claimed, with such earliest filing date being commonly referred to as the priority date. Therefore, patent applications covering IMG-007 or any future product candidates could be filed by others without our knowledge. Additionally, pending patent applications that have been published can, subject to certain limitations, be later amended in a manner that could cover IMG-007 or any future product candidates or the use of such product candidates. After issuance, the scope of patent claims remains subject to construction as determined by an interpretation of the law, the written disclosure in a patent and the patent’s prosecution history. Our interpretation of the relevance or the scope of a patent or a pending application may be incorrect, which may negatively impact our ability to market IMG-007 or any future product candidates. We may incorrectly determine that IMG-007 or any future product candidates are not covered by a third-party patent or may incorrectly predict whether a third party’s pending application will issue with claims of relevant scope. Our determination of the expiration date of any patent in the United States, the EU or elsewhere that we consider relevant may be incorrect, which may negatively impact our ability to develop and market IMG-007 or any future product candidates. Our failure to identify and correctly interpret relevant patents may negatively impact our ability to develop and market IMG-007 or any future product candidates, if approved.

If we fail to identify or correctly interpret relevant patents, we may be subject to infringement claims. We cannot guarantee that we will be able to successfully settle or otherwise resolve such infringement claims. If we fail in any such dispute, in addition to being forced to pay monetary damages, we may be temporarily or permanently prohibited from commercializing IMG-007 or any future product candidates. We might, if possible, also be forced to redesign IMG-007 or any future product candidates in a manner that no longer infringes third-party intellectual property rights. Any of these events, even if we were ultimately to prevail, could require us to divert substantial financial and management resources that we would otherwise be able to devote to our business.

Changes in patent laws or patent jurisprudence could diminish the value of patents in general, thereby impairing our ability to protect IMG-007 or any future product candidates.

As is the case with other biotechnology companies, our success is heavily dependent on our intellectual property, particularly our patents. Obtaining and enforcing patents in the biotechnology industry involves both technological and legal complexity. Therefore, obtaining and enforcing biotechnology patents is costly, time-consuming and inherently uncertain. In addition, the Leahy-Smith America Invents Act (“AIA”) which was passed in September 2011, resulted in significant changes to the U.S. patent system.

An important change introduced by the AIA is that, as of March 16, 2013, the United States transitioned from a “first-to-invent” to a “first-to-file” system for deciding which party should be granted a patent when two or more patent applications are filed by different parties claiming the same invention. Under a “first-to-file” system, assuming the other requirements for patentability are met, the first inventor to file a patent application generally will be entitled to a patent on the invention regardless of whether another inventor had made the invention earlier. A third party that files a patent application in the USPTO after that date but before us could therefore be awarded a patent covering an invention of ours even if we made the invention before it was made by the third party. This will require us to be cognizant going forward of the time from invention to filing of a patent application and be diligent in filing patent applications, but circumstances could prevent us from promptly filing patent applications on our inventions.

Among some of the other changes introduced by the AIA are changes that limit where a patentee may file a patent infringement suit and providing opportunities for third parties to challenge any issued patent in the USPTO. This applies to all of our U.S. patents, even those issued before March 16, 2013. Because of a lower evidentiary standard in USPTO proceedings compared to the evidentiary standard in U.S. federal courts necessary to invalidate a patent claim, a third party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid even though the same evidence would be insufficient to invalidate the claim if first presented in a district court action.

Accordingly, a third party may attempt to use the USPTO procedures to invalidate our patent claims that would not have been invalidated if first challenged by the third party as a defendant in a district court action. It is not clear what, if any, impact the AIA will have on the operation of our business. However, the AIA and its implementation could increase the uncertainties and costs surrounding the prosecution of our or our licensors’ patent applications and the enforcement or defense of our or our licensors’ issued patents.

The U.S. Supreme Court has ruled on several patent cases in recent years either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations, and there are other open questions under patent law that courts have yet to decisively address. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on decisions by Congress, the federal courts and the USPTO, the laws and regulations governing patents could change in unpredictable ways and could weaken our ability to obtain new patents or to enforce our existing patents and patents that we might obtain in the future. In addition, the European patent system is relatively stringent in the type of amendments that are allowed during prosecution, but, the complexity and uncertainty of European patent laws has also increased in recent years. Complying with these laws and regulations could limit our ability to obtain new patents in the future that may be important for our business.

Further, on June 1, 2023, the European Patent Package (“EU Patent Package”) regulations were implemented with the goal of providing a single pan-European Unitary Patent and a new European Unified Patent Court (“UPC”), for litigation involving European patents. Under the UPC, all European patents, including those issued prior to ratification of the European Patent Package, will by default automatically fall under the jurisdiction of the UPC. The UPC provides our competitors with a new forum to centrally revoke our European patents, and allows for the possibility of a competitor to obtain pan-European injunctions. It will be several years before we will understand the scope of patent rights that will be recognized and the strength of patent remedies provided by the UPC. As the UPC is a new court system, there is no precedent for the court, increasing the uncertainty of any litigation. We will have the right to opt our patents out of the UPC over the first seven years of the court’s existence, but doing so may preclude us from realizing the benefits, if any, of the new unified court.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

The USPTO, European and other patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. In addition, periodic maintenance and annuity fees on any issued patent are due to be paid to the USPTO, European and other patent agencies over the lifetime of the patent. While an inadvertent failure to make payment of such fees or to comply with such provisions can in many cases be cured by additional payment of a late fee or by other means in accordance with the applicable rules, there are situations in which non-compliance with such provisions will result in the abandonment or lapse of the patent or patent application, and the partial or complete loss of patent rights in the relevant jurisdiction. Non-compliance events that could result in abandonment or lapse of a patent or patent application include failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents within prescribed time limits. If we or our licensors fail to maintain the patents and patent applications covering IMG-007 or any future product candidates or if we or our licensors otherwise allow our patents or patent applications to be abandoned or lapse, it can create opportunities for competitors to enter the market, which would hurt our competitive position and could impair our ability to successfully progress clinical development of or commercialize IMG-007 or any future product candidates in any indication for which they may be approved.

We enjoy only limited geographical protection with respect to certain patents and we may not be able to protect our intellectual property rights throughout the world.

Filing, prosecuting and defending patents covering IMG-007 or any future product candidates in all countries throughout the world would be prohibitively expensive, and even in countries where we have sought protection for our intellectual property, such protection can be less extensive than those in the United States. The requirements for patentability may differ in certain countries, particularly developing countries, and the breadth of patent claims allowed can be inconsistent. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States. In-licensing patents covering IMG-007 or any future product candidates in all countries throughout the world may similarly be prohibitively expensive, if such opportunities are available at all. And in-licensing or filing, prosecuting and defending patents even in only those jurisdictions in which we develop or commercialize IMG-007 or any future product candidates may be prohibitively expensive or impractical. Competitors may use our and our licensors’ technologies in jurisdictions where we have not obtained patent protection or licensed patents to develop their own products and, further, may export otherwise infringing products to territories where we and our licensors have patent protection, but where enforcement is not as strong as that in the United States or the EU. These products may compete with IMG-007 or any future product candidates, and our or our licensors’ patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

In addition, we may decide to abandon national and regional patent applications while they are still pending. The grant proceeding of each national or regional patent is an independent proceeding which may lead to situations in which applications may be rejected by the relevant patent office, while substantively similar applications are granted by others. For example, relative to other countries, China has a heightened requirement for patentability with respect to written description and experimental data in support of a claimed drug or medical use. Furthermore, generic drug manufacturers or other competitors may challenge the scope, validity or enforceability of our or our licensors’ patents, requiring us or our licensors to engage in complex, lengthy and costly litigation or other proceedings. Generic drug manufacturers may develop, seek approval for and launch generic versions of our products. It is also quite common that depending on the country, the scope of patent protection may vary for the same product candidate or technology.

The laws of some jurisdictions do not protect intellectual property rights to the same extent as the laws or regulations in the United States and the EU and many companies have encountered significant difficulties in protecting and defending proprietary rights in such jurisdictions. Moreover, the legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets or other forms of intellectual property, particularly those relating to biotechnology products, which could make it difficult for us to prevent competitors in some jurisdictions from marketing competing products in violation of our proprietary rights generally. Proceedings to enforce our patent rights in foreign jurisdictions, whether or not successful, are likely to result in substantial costs and divert our efforts and attention from other aspects of our business, and additionally could put at risk our or our licensors’ patents of being invalidated or interpreted narrowly, could increase the risk of our or our licensors’ patent applications not issuing, or could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate, while damages or other remedies may be awarded to the adverse party, which may be commercially significant. If we prevail, damages or other remedies awarded to us, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license. Furthermore, while we intend to protect our intellectual property rights in our expected significant markets, we cannot ensure that we will be able to initiate or maintain similar efforts in all jurisdictions in which we may wish to market IMG-007 or any future product candidates. Accordingly, our efforts to protect our intellectual property rights in such countries may be inadequate, which may have an adverse effect on our ability to successfully commercialize IMG-007 or any future product candidates in all of our expected significant foreign markets. If we or our licensors encounter difficulties in protecting, or are otherwise precluded from effectively protecting, the intellectual property rights important for our business in such jurisdictions, the value of these rights may be diminished and we may face additional competition in those jurisdictions.

In some jurisdictions including EU countries, compulsory licensing laws compel patent owners to grant licenses to third parties. In addition, some countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patent. If we or any of our licensors are forced to grant a license to third parties under patents relevant to our business, or if we or our licensors are prevented from enforcing patent rights against third parties, our competitive position may be substantially impaired in such jurisdictions.

If we do not obtain patent term extension in the United States under the Hatch-Waxman Act and in foreign countries under similar legislation, thereby potentially extending the term of marketing exclusivity for IMG-007 or any future product candidates, our business may be harmed.

In the United States, a patent that covers an FDA-approved drug or biologic may be eligible for a term extension designed to restore the period of the patent term that is lost during the premarket regulatory review process conducted by the FDA. Depending upon the timing, duration and conditions of FDA marketing approval of IMG-007 or any future product candidates, one or more of our U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984 (the “Hatch-Waxman Act”), which permits a patent term extension of up to five years for a patent covering an approved product as compensation for effective patent term lost during product development and the FDA regulatory review process. A patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, and only claims covering such approved drug product, a method for using it or a method for manufacturing it may be extended. In the EU, IMG-007 and any future product candidates may be eligible for term extensions based on similar legislation. In either jurisdiction, however, we may not receive an extension if we fail to apply within applicable deadlines, fail to apply prior to expiration of relevant patents or otherwise fail to satisfy applicable requirements. Even if we are granted such extension, the duration of such extension may be less than our request. If we are unable to obtain a patent term extension, or if the term of any such extension is less than our request, the period during which we can enforce our patent rights for that product will be in effect shortened and our competitors may obtain approval to market competing products sooner. The resulting reduction of years of revenue from applicable products could be substantial.

Our proprietary rights may not adequately protect IMG-007 or any future product candidates, and do not necessarily address all potential threats to our competitive advantage.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations, and may not adequately protect our business, or permit us to maintain our competitive advantage. The following examples are illustrative:

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others may be able to make products that are the same as or similar to IMG-007 or any of our future product candidates but that are not covered by the claims of the patents that we own or have exclusively licensed;

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others, including inventors or developers of our owned or in-licensed patented technologies who may become involved with competitors, may independently develop similar technologies that function as alternatives or replacements for any of our technologies without infringing our intellectual property rights;

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we or our licensors or our other collaboration partners might not have been the first to conceive and reduce to practice the inventions covered by the patents or patent applications that we own, license or will own or license;

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we or our licensors or our other collaboration partners might not have been the first to file patent applications covering certain of the patents or patent applications that we or they own or have obtained a license, or will own or will have obtained a license;

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we or our licensors may fail to meet obligations to the U.S. government with respect to in-licensed patents and patent applications funded by U.S. government grants, leading to the loss of patent rights;

•	it is possible that our or our licensors’ pending patent applications will not result in issued patents;

•	it is possible that there are prior public disclosures that could invalidate our or our licensors’ patents;

•	issued patents that we own or exclusively license may not provide us with any competitive advantage, or may be held invalid or unenforceable, as a result of legal challenges by our competitors;

•	we may not exclusively license our patents and, therefore, may not have a competitive advantage if such patents are licensed to others;

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our competitors might conduct research and development activities in countries where we do not have patent rights, or in countries where research and development safe harbor laws exist, and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;

•	ownership, validity or enforceability of our or our licensors’ patents or patent applications may be challenged by third parties; and

•	the patents of third parties or pending or future applications of third parties, if issued, may have an adverse effect on our business.

Our reliance on third parties may require us to share our trade secrets, which increases the possibility that our trade secrets will be misappropriated or disclosed, and confidentiality agreements with employees and third parties may not adequately prevent disclosure of trade secrets and protect other proprietary information.

We consider trade secrets and confidential know-how to be important to our business. We may rely on trade secrets and confidential know-how to protect our technology, especially where patent protection is believed by us to be of limited value. However, trade secrets and confidential know-how are difficult to protect, and we have limited control over the protection of trade secrets and confidential know-how used by our licensors, collaborators and suppliers. Because we rely on third parties to manufacture IMG-007, may continue to do so in the future and expect to collaborate with third parties on the development of IMG-007 or any future product candidates we develop, we may, at times, share trade secrets and confidential know-how with them. We also conduct joint research and development programs that may require us to share trade secrets and confidential know-how under the terms of our research and development partnerships or similar agreements. Under such circumstances, trade secrets and confidential know-how can be difficult to maintain as confidential.

To protect this type of information against disclosure or appropriation by competitors, our policy is to require our employees, consultants, contractors and advisors to enter into confidentiality agreements and, if applicable, material transfer agreements, consulting agreements or other similar agreements with us prior to beginning research or disclosing proprietary information. These agreements typically limit the rights of the third parties to use or disclose our confidential information, including our trade secrets. However, current or former employees, consultants, contractors and advisers may unintentionally or willfully disclose our confidential information to competitors, and confidentiality agreements may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. The need to share trade secrets and other confidential know-how increases the risk that such trade secrets and confidential know-how become known by our competitors, are inadvertently incorporated into the technology of others, or are disclosed or used in violation of these agreements. Given that our competitive position is based, in part, on our confidential know-how and trade secrets, a competitor’s discovery of our trade secrets and/or confidential know-how or other unauthorized use or disclosure would impair our competitive position and may have an adverse effect on our business and results of operations. Enforcing a claim that a third party obtained illegally and is using trade secrets and/or confidential know-how is expensive, time consuming and unpredictable, and the enforceability of confidentiality agreements may vary from jurisdiction to jurisdiction. Courts outside the United States are sometimes less willing to protect proprietary information, technology and know-how. Further, we may need to share our trade secrets and confidential know-how with future business partners, collaborators, contractors and others located in countries at heightened risk of theft of trade secrets, including through direct intrusion by private parties or foreign actors, and those affiliated with or controlled by state actors.

In addition, these agreements typically restrict the ability of our advisors, employees, third-party contractors and consultants to publish data potentially relating to our trade secrets or confidential know-how, although our agreements may contain certain limited publication rights. Despite our efforts to protect our trade secrets and confidential know-how, our competitors may discover them, either through breach of our agreements with third parties, independent development or publication of information by any of our third-party collaborators. A competitor’s discovery of our trade secrets and/or confidential know-how would impair our competitive position and have an adverse impact on our business.

If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected.

If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected. We may not be able to protect our rights to these trademarks and trade names, which we need to build name recognition among potential partners or customers in our markets of interest. At times, competitors may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of our unregistered trademarks or trade names. Over the long term, if we are unable to successfully register our trademarks and trade names and establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively and our business may be adversely affected. Our efforts to enforce or protect our proprietary rights related to trademarks, trade secrets, domain names, copyrights or other intellectual property may be ineffective and could result in substantial costs and diversion of resources and could adversely impact our financial condition or results of operations.

We may need to license additional intellectual property from third parties, and any such licenses may not be available or may not be available on commercially reasonable terms.

The growth of our business may depend in part on our ability to acquire or in-license additional proprietary rights. For example, IMG-007 or any future product candidates may require the use of additional proprietary rights held by third parties. IMG-007 or any future product candidates may also require specific formulations to work effectively and efficiently. These formulations may be covered by intellectual property rights held by others. We may develop products containing our compositions and pre-existing pharmaceutical compositions. These pharmaceutical products may be covered by intellectual property rights held by others. We may be unable to acquire or in-license any relevant third-party intellectual property rights that we identify as necessary or important to our business operations. We may fail to obtain any of these licenses at a reasonable cost or on reasonable terms, if at all, which would harm our business. We may need to cease use of the compositions or methods covered by such third-party intellectual property rights, and may need to seek to develop alternative approaches that do not infringe on such intellectual property rights which may entail additional costs and development delays, even if we were able to develop such alternatives, which may not be feasible. Even if we are able to obtain a license under such intellectual property rights, any such license may be non-exclusive, which may allow our competitors access to the same technologies licensed to us.

We may fail to obtain or enforce assignments of intellectual property rights from our employees and contractors.

While it is our policy to require our employees and contractors who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing an enforceable agreement with each party who in fact conceives or develops intellectual property that we regard as our own. Furthermore, our assignment agreements may not be self-executing or may be breached, and we may be forced to bring or defend claims to determine the ownership of what we regard as our intellectual property, and we may not be successful in such claims. If we fail in bringing or defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights. Such an outcome could materially adversely affect our business, financial condition, results of operations and growth prospects. Even if we are successful in defending against such claims, litigation could result in substantial costs and distraction to management and other employees.

Confidentiality agreements with employees and third parties may not prevent unauthorized disclosure of trade secrets and other proprietary information.

In addition to the protection afforded by patents, we rely on trade secret protection and confidentiality agreements to protect trade secrets, confidential know-how, processes for which patents are difficult to enforce, and any other elements of our product discovery and development processes that involve proprietary information or technology that is not covered by patents. Trade secrets, however, may be difficult to protect. Although we require all of our employees to assign their inventions to us, and require all of our employees and key consultants who have access to our confidential know-how, information, or technology to enter into confidentiality agreements, we cannot be certain that our trade secrets and other confidential information will not be disclosed or that competitors will not otherwise gain access to our trade secrets or independently develop substantially equivalent information and techniques. Furthermore, the laws of some foreign countries do not protect proprietary rights to the same extent or in the same manner as the laws of the United States. As a result, we may encounter significant problems in protecting and defending our intellectual property both in the United States and abroad. If we are unable to prevent unauthorized material disclosure of our intellectual property to third parties, we will not be able to establish or maintain a competitive advantage in our market, which could materially adversely affect our business, operating results and financial condition.

We may be subject to claims that our employees, consultants or independent contractors have wrongfully used or disclosed confidential information of their former employers or other third parties.

We do and will continue to employ individuals who were previously employed at universities or other biotechnology or pharmaceutical companies, including our licensors, competitors or potential competitors. Although we seek to protect our ownership of intellectual property rights by ensuring that our agreements with our employees, consultants, collaborators, independent contractors and other third parties with whom we do business include provisions requiring such parties to assign rights in inventions to us and to not use the know-how or confidential information of their former employer or other third parties, we may be subject to claims that we or our employees, consultants, collaborators or independent contractors have inadvertently or otherwise used or disclosed know-how or confidential information of their former employers or other third parties. We may also be subject to claims that former employers or other third parties have an ownership interest in our patents.

Litigation may be necessary to defend against these claims. We may not be successful in defending these claims, and if we do fail in defending any such claims, in addition to paying monetary damages, we may lose valuable personnel or intellectual property rights, such as exclusive ownership of, or right to use, valuable intellectual property, which could result in customers seeking other sources for the technology, or in ceasing from doing business with us. Any such intellectual property rights could be awarded to a third party, and we could be required to obtain a license from such third party to progress our clinical development programs or commercialize IMG-007 or any future product candidates. Such a license may not be available on commercially reasonable terms or at all. Even if we are successful, litigation could result in substantial cost and reputational loss and be a distraction to our management and other employees. Moreover, any such litigation or the threat thereof may adversely affect our reputation, our ability to form strategic alliances or sublicense our rights to collaborators, engage with scientific advisors or hire employees or consultants, each of which would have an adverse effect on our business, results of operations and financial condition.

Risks Related to our Industry and Business

We will need to expand our organization, and we may experience challenges in managing this growth as we build our capabilities, which could disrupt our operations.

As of June 30, 2025, we had 25 full-time employees. We will need to expand our organization, and we may have difficulty identifying, hiring and integrating new personnel. Future growth would impose significant additional responsibilities on our management, including the need to identify, recruit, maintain, motivate and integrate additional employees, consultants and contractors. Also, our management may need to divert a disproportionate amount of its attention away from our day-to-day activities and devote a substantial amount of time to managing these growth activities. We may not be able to effectively manage the expansion of our operations, which may result in weaknesses in our infrastructure, give rise to operational mistakes, loss of business opportunities, loss of employees and reduced productivity among remaining employees. Our expected growth could require significant capital expenditures and may divert financial resources from other projects, such as the development of IMG-007 or any future product candidates. If our management is unable to effectively manage our growth, our expenses may increase more than expected, our ability to generate and/or grow revenues could be reduced, and we may not be able to implement our business strategy. Our future financial performance and our ability to commercialize IMG-007 or any future product candidates and compete effectively will depend, in part, on our ability to effectively manage any future growth.

Our future success depends on our ability to retain our key personnel and to attract, retain and motivate qualified personnel.

Our industry has experienced a high rate of turnover of management personnel in recent years. We are highly dependent on our executive officers, as well as the other members of our management, scientific and clinical teams. We do not have formal employment agreements with certain of our executive officers and any of our executive officers may terminate their employment with us at any time. In addition our executive officers are entitled to receive certain severance benefits in connection with their voluntary resignation of employment for good reason, as defined in their applicable employment or severance agreements. Additional details regarding these arrangements can be found in the section titled “Executive and Director Compensation.”

If we lose one or more of our executive officers or key employees, our ability to implement our business strategy successfully could be seriously harmed. Furthermore, replacing executive officers and key employees may be difficult and may take an extended period of time because of the limited number of individuals in our industry with the breadth of highly specialized skills and experience required to develop, gain regulatory approval of and commercialize our product candidates successfully. Competition to hire from this limited pool is intense, and we may be unable to hire, train, retain or motivate these additional key personnel on acceptable terms given the competition among numerous biopharmaceutical and biotechnology companies for similar personnel. We also experience competition for the hiring of scientific and clinical personnel from universities and research institutions. In addition, we rely on consultants and advisors, including scientific and clinical advisors, to assist us in formulating our research and development and commercialization strategy. Our consultants and advisors may be engaged by entities other than us and may have commitments under consulting or advisory contracts with other entities that may limit their availability to us. If we are unable to continue to attract and retain high quality personnel, our ability to advance the clinical development of and commercialize product candidates will be limited.

If our information technology systems or those third parties with whom we work or our data are or were compromised, we could experience adverse consequences resulting from such compromise, including, but not limited to, interruptions to our operations such as our clinical trials, claims that we breached our data protection obligations, harm to our reputation, a loss of customers or sales, regulatory investigations or actions, litigation, fines and penalties, disruptions of our business operations, reputational harm, loss of revenue or profits, loss of customers or sales, and other adverse consequences.

In the ordinary course of our business, we and the third parties with whom we work process confidential and sensitive data, including intellectual property, pre-clinical and clinical trial data, trade secrets, proprietary business information and personal information of employees, business partners and service providers (collectively, “sensitive information”) necessary to conduct our business in our and the third parties’ with whom we work data centers and networks. The secure processing, maintenance and transmission of this sensitive information is critical to our operations. Cyber-attacks, malicious internet-based activity, online and offline fraud, and other similar activities threaten the confidentiality, integrity, and availability of our sensitive information and information technology systems, and those of the third parties with whom we work (including our current and future CROs). Such threats are prevalent, continue to rise, are increasingly difficult to detect and come from a variety of sources, including traditional computer “hackers,” threat actors, “hacktivists,” organized criminal threat actors, personnel, sophisticated nation states and nation-state supported actors, including via advanced persistent threat intrusions.

Some actors now engage and are expected to continue to engage in cyber-attacks, including without limitation nation-state actors for geopolitical reasons and in conjunction with military conflicts and defense activities. During times of war and other major conflicts, we, the third parties with whom we work, may be vulnerable to a heightened risk of these attacks, including retaliatory cyber-attacks, that could materially disrupt our systems and operations, supply chain, and ability to produce, sell and distribute our goods and services.

We, and the third parties with whom we work are subject to a variety of evolving threats, including but not limited to social engineering attacks (including through deep fakes, which are increasingly more difficult to identify as fake, and phishing attacks), malicious code (such as viruses and worms), malware (including as a result of advanced threat intrusions), ransomware attacks, supply-chain attacks, denial-of-service attacks, credential stuffing attacks, credential harvesting, server malfunction, software bugs, hardware failures, loss of data or other information technology assets, adware, attacks enhanced or facilitated by artificial intelligence (“AI”), natural disasters (such as earthquakes, fires, and floods), terrorism, war and telecommunication and electrical failures or other similar threats.

In particular, severe ransomware attacks are becoming increasingly prevalent and severe and can lead to significant interruptions, delays, or outages in our operations, loss of data (including sensitive information), loss of income, significant extra expenses to restore data or systems, reputational harm and the diversion of funds. Extortion payments may alleviate the negative impact of a ransomware attack, but we may be unwilling or unable to make such payments due to, for example, applicable laws or regulations prohibiting such payments.

It may be difficult and/or costly to detect, investigate, mitigate, contain, and remediate a security incident. Our efforts to do so may not be successful. Actions taken by us or the third parties with whom we work to detect, investigate, mitigate, contain, and remediate a security incident could result in outages, data losses, and disruptions of our business. Threat actors may also gain access to other networks and systems after a compromise of our networks and systems. Remote work has increased risks to our information technology systems and data, as our employees utilize network connections, computers and devices outside our premises or network, including working at home, while in transit and in public locations.

Future or past business transactions (such as acquisitions or integrations) could expose us to additional cybersecurity risks and vulnerabilities, as our systems could be negatively affected by vulnerabilities present in acquired or integrated entities’ systems and technologies. Furthermore, we may discover security issues that were not found during due diligence of such acquired or integrated entities, and it may be difficult to integrate companies into our information technology environment and security program.

We rely on third parties to operate critical business systems to process sensitive information in a variety of contexts, including, without limitation, cloud-based infrastructure, data center facilities, encryption and authentication technology, employee email, clinical trials and other functions. Our ability to monitor these third parties’ information security practices is limited, and the third parties with whom we work may not have adequate information security measures in place. If these parties experience a security incident or other interruption, we could experience adverse consequences. While we may be entitled to damages if the third parties with whom we work fail to satisfy their data privacy or security-related obligations to us, any award may be insufficient to cover our damages, or we may be unable to recover such award. In addition, supply-chain attacks have increased in frequency and severity, and we cannot guarantee that third parties’ infrastructure in our supply chain or that of the third parties with whom we work have not been compromised.

While we have implemented security measures designed to protect against security incidents, there can be no assurance that these measures will be effective. We take steps designed to detect, mitigate and remediate vulnerabilities in our information technology systems (such as our hardware and/or software and those of third parties with whom we work). We have not, and may not in the future, however, detect and remediate all such vulnerabilities including on a timely basis. Further, we may experience delays in developing and deploying remedial measures and patches designed to address identified vulnerabilities. Vulnerabilities could be exploited and result in a security breach.

Certain of the previously identified or similar threats have in the past and may in the future cause a security incident or other interruption that could result in unauthorized, unlawful, or accidental acquisition, modification, destruction, loss, alteration, encryption, disclosure of, or access to our sensitive information or our information technology systems, or those of the third parties with whom we work. A security incident or other interruption could disrupt our ability (and that of third parties with whom we work) to provide our services.

We may expend significant resources or modify our business activities (including our clinical trial activities) to try to protect against security incidents. Certain data privacy and security obligations have required us to implement and maintain specific security measures or industry-standard or reasonable security measures designed to protect our information technology systems and sensitive information. Applicable data privacy and security obligations may require us, or we may voluntarily choose, to notify relevant stakeholders, including affected individuals, regulators and investors, of security incidents or to take other actions, such as providing credit monitoring and identity theft protection services. Such disclosures and related actions are costly, and the disclosure or the failure to comply with such applicable requirements could lead to adverse consequences.

If we (or the third parties with whom we work) experience a security incident or are perceived to have experienced a security incident, we could face adverse consequences, such as government enforcement actions (for example, investigations, fines, penalties, audits, and inspections), additional reporting requirements and/or oversight, restrictions on processing sensitive information (including personal data), litigation (including class claims), indemnification obligations, monetary fund diversions, diversion of management attention, negative publicity; reputational harm financial loss, interruptions in our operations (including availability of data), disruptions to our operations and cause a loss of confidence in us and our ability to conduct clinical trials, which could adversely affect our reputation. For example, the loss of preclinical study or clinical trial data from completed, ongoing or planned trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. Additionally, theft of our sensitive information could require substantial expenditures to remedy. To the extent that any disruption or security breach were to result in a loss of or damage to our data or applications, or inappropriate disclosure of sensitive information, we could incur liability, and the further development of IMG-007 or any future product candidates could be delayed. Further, our insurance coverage may not be sufficient to cover the financial, legal, business or reputational losses that may result from an interruption or breach of our systems.

Our contracts may not contain limitations of liability, and even where they do, there can be no assurance that limitations of liability in our contracts are sufficient to protect us from liabilities, damages, or claims related to our data privacy and security obligations. In addition to experiencing a security incident, third parties may gather, collect, or infer sensitive information about us from public sources, data brokers, or other means that reveals competitively sensitive details about our organization and could be used to undermine our competitive advantage or market position. Additionally, our sensitive information could be leaked, disclosed, or revealed as a result of or in connection with our employees’, personnel’s, or vendors’ use of generative AI technologies.

Our business is subject to risks arising from pandemic and epidemic diseases.

The COVID-19 worldwide pandemic presented substantial public health and economic challenges and affected our employees, patients, physicians and other healthcare providers, communities and business operations, as well as the U.S. and global economies and financial markets. Any future pandemic or epidemic disease outbreaks could disrupt the supply chain and the manufacture or shipment of IMG-007 or any future product candidates for use in our clinical trials and research and preclinical studies and, delay, limit or prevent our employees and CROs from continuing research and development activities, impede our clinical trial initiation and recruitment and the ability of patients to continue in clinical trials, alter the results of the clinical trial due to disease progression in participants, impede testing, monitoring, data collection and analysis and other related activities, any of which could delay our preclinical studies and clinical trials and increase our development costs, and have a material adverse effect on our business, financial condition and results of operations. Any future pandemic or epidemic disease outbreak could also potentially further affect the business of the FDA or other comparable foreign regulatory authorities, which could result in delays in meetings related to our ongoing or planned clinical trials, as well have an adverse impact on global economic conditions, which could have an adverse effect on our business and financial condition, including impairing our ability to raise capital when needed.

We or the third parties upon whom we depend may be adversely affected by a fire and earthquake or other man-made or natural disasters and our business continuity and disaster recovery plans may not adequately protect us from a serious disaster.

Our principal executive offices are located in San Diego, California and are vulnerable to fires and earthquakes. Any unplanned event, such as a flood, fire, explosion, earthquake, extreme weather condition, epidemic or pandemic, power outage, telecommunications failure or other natural or manmade accidents or incidents that result in us being unable to fully utilize our facilities may have a material and adverse effect on our ability to operate our business, particularly on a daily basis, and have significant negative consequences on our financial and operating conditions. Any similar impacts of natural or man-made disasters on our third-party CMOs and CROs, could cause delays in our clinical trials and may have a material and adverse effect on our ability to operate our business and have significant negative consequences on our financial and operating conditions. If a natural disaster, power outage or other event occurred that prevented us from using our clinical sites, impacted clinical supply or the conduct of our clinical trials, that damaged critical infrastructure, such as the manufacturing facilities of our third-party CMOs, or that otherwise disrupted operations, it may be difficult or, in certain cases, impossible, for us to continue our business for a substantial period of time. The disaster recovery and business continuity plans we and our CMOs and CROs have in place may prove inadequate in the event of a serious disaster or similar event. In the event of an accident or incident at these facilities, we cannot assure you that the amounts of insurance we currently carry will be sufficient to satisfy any damages and losses. If our facilities, or the manufacturing facilities of our CMOs or CROs, are unable to operate because of an accident or incident or for any other reason, even for a short period of time, any or all of our development programs may be harmed. Any business interruption could adversely affect our business, financial condition, results of operations and prospects.

Our insurance policies may be inadequate, may not cover all of our potential liabilities and may potentially expose us to unrecoverable risks.

We do not carry insurance for all categories of risk that our business may encounter. Some of the policies we currently maintain include property, general liability, employee benefits liability, workers’ compensation, clinical trials/products liability, cybersecurity liability, directors’ and officers’ and employment practices insurance. We do not know, however, if we will be able to maintain insurance with adequate levels of coverage. No assurance can be given that an insurance carrier will not seek to cancel or deny coverage after a claim has occurred. Any significant uninsured liability may require us to pay substantial amounts, which would adversely affect our financial position and results of operations. We anticipate that we will need to increase our insurance coverage each time we commence a clinical trial and if we successfully commercialize any product candidate. Insurance availability, coverage terms and pricing continue to vary with market conditions. We endeavor to obtain appropriate insurance coverage for insurable risks that we identify. However, we may fail to correctly anticipate or quantify insurable risks, we may not be able to obtain appropriate insurance coverage and insurers may not respond as we intend to cover insurable events that may occur. Any significant uninsured liability may require us to pay substantial amounts, which would materially adversely affect our business, financial condition, results of operations and growth.

In addition, although we are dependent on certain key personnel, we do not have key person life insurance policies on any such individuals. Therefore, if any of our key personnel die or become disabled, the loss of such person could materially adversely affect our business, financial condition, results of operations and growth prospects.

Our business could be affected by litigation, government investigations, and enforcement actions.

We currently operate in a number of jurisdictions in a highly regulated industry, and we could be subject to litigation, government investigation and enforcement actions on a variety of matters in the United States or foreign jurisdictions, including, without limitation, intellectual property, regulatory, product liability, environmental, whistleblower, false claims, data privacy and security, anti-kickback, anti-bribery, securities, commercial, employment and other claims and legal proceedings that may arise from conducting our business. In addition, since the announcement of the Merger Agreement on December 23, 2024, two lawsuits (captioned captions Smith v. Ikena Oncology, Inc., et al., No. 653576/2025 (N.Y. Sup. Ct.) and Kent v. Ikena Oncology, Inc., et al., No. 653588/2025 (N.Y. Sup. Ct.)) were filed in the Supreme Court of the State of New York against Ikena and its directors. The complaints, filed by purported stockholders of Ikena, assert negligence claims under New

York common law and allege that the prospectus filed in connection with the Merger omitted certain purportedly material information which rendered the prospectus incomplete and misleading. The complaints seek equitable and money damages. Any determination that our operations or activities are not in compliance with existing laws or regulations could result in the imposition of fines, civil and criminal penalties, equitable remedies, including disgorgement, injunctive relief and/or other sanctions against us, and remediation of any such findings could have an adverse effect on our business operations.

Legal proceedings, government investigations and enforcement actions can be expensive and time-consuming. An adverse outcome resulting from any such proceedings, investigations or enforcement actions could result in significant damages awards, fines, penalties, exclusion from the federal healthcare programs, healthcare debarment, injunctive relief, product recalls, reputational damage and modifications of our business practices, which could have a material adverse effect on our business and results of operations. Even if such a proceeding, investigation, or enforcement action is ultimately decided in our favor, the investigation and defense thereof could require substantial financial and management resources.

Our employees and independent contractors, including consultants, vendors and any third parties we may engage in connection with development and commercialization may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements, which could harm our business.

Misconduct by our employees and independent contractors, including consultants, vendors and any third parties we may engage in connection with development and commercialization, could include intentional, reckless or negligent conduct or unauthorized activities that violate: (i) the laws and regulations of the FDA, EU and comparable foreign regulatory authorities, including those laws that require the reporting of true, complete and accurate information to such authorities; (ii) manufacturing standards; (iii) data privacy and security laws, and fraud and abuse and other healthcare laws and regulations; or (iv) other laws that require the reporting of true, complete and accurate financial information and data. Specifically, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Activities subject to these laws could also involve the improper use or misrepresentation of information obtained in the course of clinical trials, creation of fraudulent data in preclinical studies or clinical trials or illegal misappropriation of drug product, which could result in regulatory sanctions and cause serious harm to our reputation. It is not always possible to identify and deter misconduct by employees and other third parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with such laws or regulations. Additionally, we are subject to the risk that a person or government could allege fraud or other misconduct, even if none occurred. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business and results of operations, including the imposition of significant civil, criminal and administrative penalties, damages, monetary fines, disgorgements, possible exclusion from participation in Medicare, Medicaid, other U.S. federal healthcare programs or healthcare programs in other jurisdictions, integrity oversight and reporting obligations to resolve allegations of non-compliance, imprisonment, other sanctions, contractual damages, reputational harm, diminished profits and future earnings and curtailment of our operations.

Our ability to use net operating loss carryforwards and other tax attributes may be limited, including as a result of the Merger.

Each of Ikena and Legacy Inmagene incurred losses during its history, and we do not expect to become profitable in the near future and may never achieve profitability. To the extent that we continue to generate taxable losses, unused losses will carry forward to offset future taxable income, if any, until such unused losses expire, if at all. As of December 31, 2024, Ikena had U.S. federal net operating loss (“NOL”) carryforwards and state NOL carryforwards of $191.5 million and $205.5 million, respectively, and Legacy Inmagene had U.S. federal NOL carryforwards and state NOL carryforwards of approximately $1.3 million and $9.1 million, respectively. Under current law, U.S. federal NOL carryforwards generated in taxable periods beginning after December 31, 2017, may be carried forward indefinitely, but the deductibility of such NOL carryforwards is limited to 80% of taxable income. It is uncertain if and to what extent various states will conform to federal law.

In addition, under Sections 382 and 383 of the Code, federal NOL carryforwards and other tax attributes may become subject to an annual limitation in the event of certain cumulative changes in ownership. An “ownership change” pursuant to Section 382 of the Code generally occurs if one or more stockholders or groups of stockholders who own at least 5% of a company’s stock increase their ownership by more than 50 percentage points over their lowest ownership percentage within a rolling three-year period. Our ability to utilize our NOL carryforwards and other tax attributes to offset future taxable income or tax liabilities may be limited as a result of ownership changes, including potential changes in connection with the Merger or other transactions. Similar rules may apply under state tax laws. If we earn taxable income, such limitations could result in increased future income tax liability to us, and our future cash flows could be adversely affected.

Changes in tax laws or regulations that are applied adversely to us or our customers may have a material adverse effect on our business, cash flow, financial condition or results of operations.

New income, sales, use or other tax laws, statutes, rules, regulations or ordinances could be enacted at any time, which could adversely affect our business operations and financial performance. Further, existing tax laws, statutes, rules, regulations or ordinances could be interpreted, changed, modified or applied adversely to us. For example, legislation informally titled the Tax Cuts and Jobs Act, the Coronavirus Aid, Relief, and Economic Security Act, the Inflation Reduction Act and the One Big Beautiful Bill Act enacted many significant changes to the U.S. tax laws. Future guidance from the Internal Revenue Service and other tax authorities with respect to such legislation may affect us, and certain aspects of such legislation could be repealed or modified in future legislation. In addition, it is uncertain if and to what extent various states will conform to such legislation or any newly enacted federal tax legislation. Changes in corporate tax rates, the realization of net deferred tax assets relating to our operations, the taxation of foreign earnings and the deductibility of expenses or future reform legislation could have a material impact on the value of our deferred tax assets, could result in significant one-time charges and could increase our future U.S. tax expense.

Risks Related to Ownership of Our Common Stock

The market price of our common stock is expected to be volatile.

The market price of our common stock could be subject to significant fluctuations. Market prices for securities of early-stage pharmaceutical, biotechnology and other life sciences companies have historically been particularly volatile. Some of the factors that may cause the market price of our common stock to fluctuate include:

•	our ability to obtain regulatory approvals for IMG-007 and any future product candidates, and delays or failures to obtain such approvals;

•	failure of IMG-007 or any of our future product candidates, if approved, to achieve commercial success;

•	failure by us to maintain our existing third-party license and supply agreements;

•	failure by us or our licensors to prosecute, maintain, or enforce our intellectual property rights;

•	changes in laws or regulations applicable to IMG-007 or our future product candidates;

•	any inability to obtain adequate supply of IMG-007 or our future product candidates or the inability to do so at acceptable prices;

•	adverse regulatory authority decisions;

•	introduction of new products, services or technologies by our competitors;

•	failure to meet or exceed financial and development projections we may provide to the public;

•	failure to meet or exceed the financial and development projections of the investment community;

•	the perception of the pharmaceutical industry by the public, legislatures, regulators and the investment community;

•	announcements of significant acquisitions, strategic collaborations, joint ventures or capital commitments by us or our competitors;

•	disputes or other developments relating to proprietary rights, including patents, litigation matters, and our ability to obtain patent protection for our technologies;

•	additions or departures of key personnel;

•	significant lawsuits, including patent or stockholder litigation;

•	if securities or industry analysts do not publish research or reports about our business, or if they issue an adverse or misleading opinion regarding our business and stock;

•	changes in the market valuations of similar companies;

•	general market or macroeconomic conditions;

•	sales of our common stock by us or our stockholders in the future;

•	trading volume of our common stock;

•	failure to maintain compliance with the listing requirements of The Nasdaq Capital Market;

•	announcements by commercial partners or competitors of new commercial products, clinical progress or the lack thereof, significant contracts, commercial relationships or capital commitments;

•	adverse publicity generally, including with respect to other products and potential products in such markets;

•	the introduction of technological innovations or new therapies that compete with our potential products;

•	changes in the structure of health care payment systems; and

•	period-to-period fluctuations in our financial results.

Moreover, the stock markets in general have experienced substantial volatility that has often been unrelated to the operating performance of individual companies. These broad market fluctuations may also adversely affect the trading price of our common stock.

In the past, following periods of volatility in the market price of a company’s securities, stockholders have often instituted class action securities litigation against those companies. Such litigation, if instituted, could result in substantial costs and diversion of management attention and resources, which could significantly harm our profitability and reputation.

Additionally, a decrease in our stock price may cause our common stock to no longer satisfy the continued listing standards of Nasdaq. If we are not able to maintain the requirements for listing on Nasdaq, we could be delisted, which could have a materially adverse effect on our ability to raise additional funds as well as the price and liquidity of our common stock.

We will incur costs and demands upon management as a result of complying with the laws, rules and regulations affecting public companies.

We will incur significant legal, accounting and other expenses that Legacy Inmagene did not incur as a private company, including costs associated with public company reporting requirements.

We will also incur costs associated with corporate governance requirements, including requirements under the laws, rules and regulations of the SEC as well as the Nasdaq rules. These laws, rules and regulations are expected to increase our legal and financial compliance costs and to make some activities more time consuming and costly. For example, our management team includes executive officers, some of whom have not previously managed and operated a public company. These executive officers and other personnel will need to devote substantial time to gaining expertise regarding operations as a public company and compliance with applicable laws and regulations. These laws, rules and regulations also may make it difficult and expensive for us to obtain directors’ and officers’ liability insurance. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors (our “Board”) or as our executive officers, which may adversely affect investor confidence in us and could cause our business or stock price to suffer.

Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of us more difficult and may prevent attempts by our stockholders to replace or remove our management.

Provisions in our amended and restated certificate of incorporation and amended and restated bylaws may delay or prevent an acquisition or a change in management. In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the General Corporation Law of the State of Delaware (the “DGCL”), which prohibits stockholders owning in excess of 15% of our outstanding voting stock from merging or combining with us. Although we believe these provisions collectively will provide for an opportunity to receive higher bids by requiring potential acquirors to negotiate with our Board, they would apply even if the offer may be considered beneficial by some stockholders. In addition, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove then current management by making it more difficult for stockholders to replace members of our Board, which is responsible for appointing the members of management.

Our amended and restated bylaws designate specific courts as the exclusive forum for certain litigation that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with the Company.

Our amended and restated bylaws provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware is the sole and exclusive forum for state law claims for (i) any derivative action or proceeding brought on behalf of us, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, or other employees to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, or our amended and restated certificate of incorporation or our amended and restated bylaws (including the interpretation, validity or enforceability thereof) or (iv) any action asserting a claim that is governed by the internal affairs doctrine, which is referred to as the “Delaware Forum Provision.” The Delaware Forum Provision will not apply to any causes of action arising under the Securities Act or the Exchange Act. Our amended and restated bylaws further provide that unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States shall be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, which is referred to as the “Federal Forum Provision.” In addition, the our amended and restated bylaws provide that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock is deemed to have notice of and consented to the Delaware Forum Provision and the Federal Forum Provision; provided, however, that stockholders cannot and will not be deemed to have waived our compliance with the U.S. federal securities laws and the rules and regulations thereunder.

The Delaware Forum Provision and the Federal Forum Provision may impose additional litigation costs on stockholders in pursuing any such claims. Additionally, these forum selection clauses in our amended and restated bylaws may limit our stockholders’ ability to bring a claim in a judicial forum that they find favorable for disputes with us or our directors, officers or employees, which may discourage the filing of such lawsuits against us and our directors, officers and employees even though an action, if successful, might benefit our stockholders. In addition, while the Delaware Supreme Court ruled in March 2020 that federal forum selection provisions purporting to require claims under the Securities Act be brought in federal court are “facially valid” under Delaware law, there is uncertainty as to whether other courts will enforce the Federal Forum Provision. If the Federal Forum Provision is found to be unenforceable, we may incur additional costs associated with resolving such matters. The Federal Forum Provision may also impose additional litigation costs on stockholders who assert that the provision is not enforceable or invalid. The Court of Chancery of the State of Delaware and the federal district courts of the United States may also reach different judgments or results than would other courts, including courts where a stockholder considering an action may be located or would otherwise choose to bring the action, and such judgments may be more or less favorable to us than our stockholders.

An active trading market for our common stock may not develop and our stockholders may not be able to resell their shares of common stock for a profit, if at all.

Prior to the Merger, there had been no public market for Legacy Inmagene’s shares. An active trading market for our shares of common stock may never develop or be sustained. If an active market for our common stock does not develop or is not sustained, it may be difficult for our stockholders to sell their shares at an attractive price or at all.

Future sales of shares by existing stockholders could cause our stock price to decline.

Effective as of the closing of the Merger, certain executive officers, directors and their affiliates, and greater than 5% stockholders of Legacy Inmagene and certain directors of Ikena that remained on our Board following the Closing, entered into lock-up agreements (the “Lock-Up Agreements”) pursuant to which, and subject to specified exceptions, they have agreed not to transfer this shares of our common stock until January 21, 2026, which is 180 days following the closing of the Merger. If our existing stockholders sell, or indicate an intention to sell, substantial amounts of our common stock in the public market after legal restrictions on resale lapse, including upon the expiration or release of lock-up restrictions pursuant to the terms of the Lock-Up Agreements, the trading price of our common stock could decline. We are not able to predict the effect that sales may have on the prevailing market price of our common stock.

If equity research analysts do not publish research or reports, or publish unfavorable research or reports, about us, our business or our market, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that equity research analysts publish about us and our business. Equity research analysts may elect not to provide research coverage of our common stock, and such lack of research coverage may adversely affect the market price of our common stock. In the event we do have equity research analyst coverage, we will not have any control over the analysts, or the content and opinions included in their reports. The price of our common stock could decline if one or more equity research analysts downgrade our stock or issue other unfavorable commentary or research. If one or more equity research analysts ceases coverage of us or fails to publish reports on us regularly, demand for our common stock could decrease, which in turn could cause our stock price or trading volume to decline.

The unaudited pro forma condensed combined financial statements included in this prospectus are presented for illustrative purposes only and may not be an indication of our financial condition or results of operations following the completion of the Merger.

The unaudited pro forma condensed combined financial statements contained in this prospectus are presented for illustrative purposes only and may not be an indication of our financial condition or results of operations following the Merger for several reasons. The unaudited pro forma condensed combined financial statements have been derived from the historical financial statements of Ikena and Legacy Inmagene for the six months ended June 30, 2025 and the year ended December 31, 2024 and certain adjustments and assumptions have been made regarding the Company after giving effect to the Merger. The information upon which these adjustments and assumptions have been made is preliminary, and these kinds of adjustments and assumptions are difficult to make with accuracy. Moreover, the unaudited pro forma condensed combined financial statements do not reflect all costs that are expected to be incurred by us in connection with the Merger. For example, the impact of any incremental costs incurred in integrating the two companies is not reflected in the unaudited pro forma condensed combined financial statements. As a result, our actual financial condition following the Merger may not be consistent with, or evident from, these unaudited pro forma condensed combined financial statements. The assumptions used in preparing the unaudited pro forma condensed combined financial statements may not prove to be accurate, and other factors may affect our financial condition following the Merger. For more information, please see the section titled “Unaudited Pro Forma Condensed Combined Financial Information” in this prospectus.

Legacy Inmagene identified a material weakness in its internal control over financial reporting. If we fail to remediate this material weakness, or if we identify additional material weaknesses in the future or otherwise fail to maintain effective internal control over financial reporting in the future, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect investor confidence in us and, as a result, the value of our common stock.

In connection with the preparation of Legacy Inmagene’s financial statements for the years ended December 31, 2023 and 2024, a material weakness was identified in its internal control over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

Legacy Inmagene did not design and maintain effective controls related to the period-end financial reporting process to ensure adequate segregation of duties, including controls related to account reconciliations and journal entries. Specifically, certain personnel have incompatible duties including the ability to (i) create and post manual journal entries without an independent review and (ii) prepare and review account reconciliations. The material weakness did not result in a misstatement to Legacy Inmagene’s financial statements.

However, this material weakness could result in a misstatement of substantially all of our accounts or disclosures that would result in a material misstatement of our annual or interim financial statements that would not be prevented or detected.

To remediate the material weakness, we plan to design and implement control activities in response to the risks posed as a result of the lack of segregation of duties related to journal entries and account reconciliations, including general controls over information systems. The material weakness will not be considered remediated until management completes the design and implementation of the measures described above and the controls operate for a sufficient period of time and management has concluded, through testing, that these controls are effective. The measures we have taken to date, and are continuing to design and implement, may not be sufficient to remediate the material weakness we have identified or avoid potential future material weaknesses. If the steps we take do not correct this material weakness in a timely manner, we will be unable to conclude that we maintain effective internal control over financial reporting. Accordingly, there could continue to be a reasonable possibility that a material misstatement of our financial statements would not be prevented or detected on a timely basis.

If we fail to remediate the existing material weakness or identify new material weaknesses in our internal control over financial reporting, if we are unable to comply with the disclosure and attestation requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect investor confidence in us and the market price of our common stock could be negatively affected. As a result, we could also become subject to investigations by Nasdaq, the SEC or other regulatory authorities, and become subject to litigation from investors and stockholders, which could harm our reputation and financial condition or divert financial and management resources from our regular business activities.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud. If we fail to maintain proper and effective internal controls, our ability to produce accurate financial statements on a timely basis could be impaired.

We are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes Oxley Act”) and the rules and regulations of Nasdaq. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We must perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on the effectiveness of our internal controls over financial reporting in our Annual Report on Form 10-K filing for that year, as required by Section 404 of the Sarbanes-Oxley Act. As a private company, Legacy Inmagene was never required to test its internal controls within a specified period. As a public company, we will need to incur substantial professional fees and internal costs to expand our accounting and finance functions and expend significant management efforts.

We may discover weaknesses in our system of internal financial and accounting controls and procedures that could result in a material misstatement of our financial statements. Our internal control over financial reporting will not prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. The inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Because of these inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

If we are not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act, or if we are unable to maintain proper and effective internal controls, we may not be able to produce timely and accurate financial statements. If that were to happen, the market price of our common stock could decline and we could be subject to sanctions or investigations by Nasdaq, the SEC or other regulatory authorities.

The increasing use of social media platforms presents new risks and challenges.

Social media is increasingly being used to communicate about our clinical development program and the diseases IMG-007 is being developed to treat. We intend to utilize appropriate social media in connection with communicating about our development programs. Social media practices in the biopharmaceutical industry continue to evolve and regulations relating to such use are not always clear. This evolution creates uncertainty and risk of noncompliance with regulations applicable to our business. For example, patients may use social media channels to report an alleged adverse event during a clinical trial. When such disclosures occur, we may fail to monitor and comply with applicable adverse event reporting obligations, or we may not be able to defend our business or the public’s legitimate interests in the face of the political and market pressures generated by social media due to restrictions on what we may say about our investigational products. There is also a risk of inappropriate disclosure of sensitive information or negative or inaccurate posts or comments about us on any social networking website, or a risk that a post on a social networking website by any of our employees may be construed as inappropriate promotion. If any of these events were to occur or we otherwise fail to comply with applicable regulations, we could incur liability, face regulatory actions, or incur other harms to our business.

General Risk Factors

Unstable market and economic conditions, including any adverse macroeconomic conditions or geopolitical events, may have serious adverse consequences on our business, financial condition and stock price.

The global credit and financial markets have experienced extreme volatility and disruptions in the past several years, including severely diminished liquidity and credit availability, rising inflation and monetary supply shifts, rising interest rates, supply chain constraints, labor shortages, declines in consumer confidence, declines in economic growth, increases in unemployment rates, recession risks and uncertainty about economic stability. The financial markets and the global economy may also be adversely affected by the current or anticipated impact of public health crises, military conflict, including the conflict between Russia and Ukraine and the ongoing conflicts in the Middle East, terrorism or other geopolitical events. For example, the COVID-19 pandemic resulted in widespread unemployment, economic slowdown and extreme volatility in the capital markets. Sanctions imposed by the United States and other countries in response to military conflicts, including the one in Ukraine, may also adversely impact the financial markets and the global economy, and any economic countermeasures by the affected countries or others could exacerbate market and economic instability. The extent of the impact of these conditions on our operational and financial performance, including our ability to execute our business strategies and initiatives in the expected timeframe, as well as that of third parties upon whom we rely, will depend on future developments which are uncertain and cannot be predicted. There can be no assurance that further deterioration in credit and financial markets and confidence in economic conditions will not occur. Events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions, or concerns or rumors about any events of these kinds or other similar risks, have in the past and may in the future lead to market-wide liquidity problems. Our general business strategy may be adversely affected by any such economic downturn, volatile business environment or continued unpredictable and unstable market conditions. If the current equity and credit markets deteriorate, it may make any necessary debt or equity financing more difficult, more costly and more dilutive. Failure to secure any necessary financing in a timely manner and on favorable terms could have a material adverse effect on our growth strategy, financial performance and stock price and could require us to delay or abandon clinical development plans. In addition, there is a risk that one or more of our current service providers, manufacturers and other partners may not survive an economic downturn, which could directly affect our ability to attain our operating goals on schedule and on budget.

We could be subject to securities class action litigation.

In the past, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially relevant for us because biopharmaceutical companies have experienced significant stock price volatility in recent years. If we face such litigation, it could result in substantial costs and a diversion of management’s attention and resources, which could harm our business. Additionally, the increase in the cost of directors’ and officers’ liability insurance may cause us to opt for lower overall policy limits or to forgo insurance that we may otherwise rely on to cover significant defense costs, settlements and damages awarded to plaintiffs.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, that involve substantial risks and uncertainties. In some cases, you can identify forward-looking statements by the words “aim,” “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “objective,” “ongoing,” “plan,” “predict,” “project,” “potential,” “seek,” “should,” “will,” or “would,” and or the negative of these terms, or other comparable terminology intended to identify statements about the future. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although we believe that we have a reasonable basis for each forward-looking statement contained in this prospectus, we caution you that these statements are based on a combination of facts and factors currently known by us and our expectations of the future, about which we cannot be certain.

The forward-looking statements in this prospectus include, among other things, statements about:

•	our strategies, prospects, plans, expectations or objectives of management for our future operations;

•	the potential benefits of IMG-007, including as compared to our competitors’ products and product candidates;

•	our ability to maintain and protect our intellectual property rights;

•	legislative, regulatory, political and economic developments beyond our control and the potential impact on our business;

•	our plans and ability to raise significant additional capital to proceed with the development and commercialization of IMG-007 and any future product candidates and to fund our continued operations;

•	the initiation, timing and potential of planned or ongoing clinical trials for IMG-007, including the timing for data readouts;

•	our progress, scope or timing of the development of IMG-007, including our plans to develop IMG-007 for additional I&I indications;

•	expectations surrounding the potential safety, efficacy, and regulatory and clinical progress of IMG-007 and anticipated milestones and timing therefor;

•	our plans and expectations regarding our current or future collaborations;

•

our ability to successfully commercialize IMG-007, if approved, the rate and degree of market acceptance of IMG-007 and the favorability of pricing regulations, reimbursement practices from third-party payors or healthcare reform initiatives in the United States and abroad;

•	our ability to successfully identify and validate new product candidates or additional indications for IMG-007;

•	our planned use of cash and cash equivalents and the milestones we expect to fund with such proceeds;

•	the accuracy of our estimates regarding our cash runway, expenses, future revenues and capital requirements;

•	the sufficiency of our internal controls and procedures and our plans and ability to remediate any material weaknesses;

•	our expectations and plans regarding ongoing legal proceedings against us;

•	our ability to recognize the benefits that may be derived from the Merger, including the commercial or market opportunity of IMG-007;

•	developments and projections relating to our competitors, our industry or the market opportunities for IMG-007 or any future product candidates; and

•	regulatory, political, environmental, economic and public health developments in the United States and foreign countries.

You should refer to the “Risk Factors” section herein for a discussion of material factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this prospectus will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to this prospectus completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

USE OF PROCEEDS

All of the securities offered by the selling stockholders pursuant to this prospectus will be sold by the selling stockholders for their respective accounts. We will not receive any of the proceeds from the sale of our common stock hereunder.

MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information and Holders

Our common stock is currently listed on The Nasdaq Capital Market (“Nasdaq”) under the symbol “IMA”. Prior to the consummation of the Merger, Ikena’s common stock was historically listed on The Nasdaq Global Market under the symbol “IKNA.”

As of July 25, 2025, after giving effect to the Reverse Stock Split, Merger and PIPE Financing, there were 11,181,676 shares of common stock issued and outstanding held of record by 93 holders. The number of holders of record does not include a substantially greater number of “street name” holders or beneficial holders whose shares of our common stock are held of record by banks, brokers and other financial institutions.

Dividend Policy

We have never paid or declared any cash dividends on our common stock. We anticipate that we will retain all available funds and any future earnings to fund the development and expansion of our business. Any future determination to pay dividends will be at the discretion of our Board and will depend upon a number of factors, including our results of operations, financial condition, future prospects, contractual restrictions, and restrictions imposed by applicable laws and other factors our Board deems relevant.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Defined terms included below and not otherwise defined shall have the same meaning as terms defined and included elsewhere in this Registration Statement.

As previously announced, on December 23, 2024, Ikena, Merger Sub I, Merger Sub II, and Legacy Inmagene, entered into the Merger Agreement, pursuant to which, among other matters, Merger Sub I merged with and into Legacy Inmagene, pursuant to which Merger Sub I ceased to exist and was struck off the Register of Companies by the Registrar of Companies in the Cayman Islands (the “Registrar of Companies”), with Legacy Inmagene surviving the First Merger as a direct, wholly owned subsidiary of Ikena, and immediately after the First Merger, Legacy Inmagene merged with and into Merger Sub II, pursuant to which Legacy Inmagene ceased to exist and was struck off the Register of Companies by the Registrar of Companies, with Merger Sub II surviving the Second Merger as a direct, wholly owned subsidiary of Ikena. In connection with the Merger, Merger Sub II changed its corporate name to “Imagene Biopharmaceuticals” and Ikena changed its name to “ImageneBio, Inc.” Ikena following the Merger is referred to herein as the “Company.” The Company is led by individuals mutually agreed upon by Legacy Inmagene and Ikena (and not from either Legacy Inmagene or Ikena in the case of the chief executive officer), and remains focused on developing IMG-007, a non-depleting anti-OX40 monoclonal antibody, for the treatment of atopic dermatitis and other potential indications.

Upon the terms and subject to the conditions set forth in the Merger Agreement, (i) any Legacy Inmagene Shares held as treasury shares immediately prior to the First Effective Time were canceled and ceased to exist, and no consideration was delivered in exchange therefor and (ii) each Legacy Inmagene Share outstanding immediately prior to the First Effective Time (excluding shares to be canceled pursuant to (i) and excluding shares with respect to which the holder thereof validly exercised and did not effectively withdraw or lose such holder’s right to dissent from the Merger in accordance with Section 238 of the Companies Act (As Revised) of the Cayman Islands (“Dissenting Shares”)) was canceled and converted solely into the right to receive such number of shares of Ikena Common Stock calculated by reference to the Exchange Ratio.

The Exchange Ratio was 0.0030510 shares of Ikena Common Stock for each Inmagene Share immediately prior to the First Effective Time. At the Ikena annual meeting held on July 15, 2025, Ikena stockholders approved a reverse stock split of the issued and outstanding shares of Ikena Common Stock at a ratio of 1:12. The Reverse Stock Split occurred immediately prior to the Merger. Under the Exchange Ratio formula in the Merger Agreement, immediately following the closing of the First Merger and prior to the closing of the PIPE Financing, on a pro forma basis and based upon the number of shares of Ikena Common Stock issued in the Merger, the pre-Merger Legacy Inmagene securityholders owned approximately 55.0% of the Company’s common stock and the pre-Merger Ikena securityholders owned approximately 44.0% of the Company’s common stock, in each case, on a fully diluted basis calculated using the treasury stock method. Under the Exchange Ratio formula in the Merger Agreement, following the closing of the Merger and the PIPE Financing of $75 million, on a pro forma basis and based upon the number of shares of Ikena Common Stock issued in the Merger, the pre-Merger Legacy Inmagene securityholders owned approximately 43.6% of the Company’s common stock, the pre-Merger Ikena securityholders owned approximately 34.9% of the Company’s common stock, in each case of Legacy Inmagene and Ikena, on a fully diluted basis calculated using the treasury stock method, and the PIPE Investors owned approximately 21.5% of the Company’s common stock.

Immediately prior to the First Effective Time, Ikena and Computershare Trust Company, N.A., the designated rights agent, entered into the Ikena CVR Agreement (as defined below), pursuant to which Ikena stockholders of record as of the close of business on the last business day prior to the day on which the First Effective Time occurred received one Ikena CVR (as defined below) for each outstanding share of Ikena Common Stock held by such stockholder on such date.

Pursuant to the Ikena CVR Agreement, each Ikena CVR holder is entitled to certain rights to receive (i) 100% of the net proceeds, if any, received by Ikena as a result of contingent payments made to Ikena, such as milestone, royalty or earnout payments, received under any disposition agreements related to Ikena CVR Assets

(as defined below), entered into prior to the closing of the Merger including pursuant to any out-license agreements entered into prior to the execution of the Merger Agreement and (ii) 90% of the net proceeds, if any, received by Ikena as a result of Ikena CVR Payments (as defined below) received under any disposition agreements related to the Ikena CVR Assets, including but not limited to, IK-595, entered into after the closing date of the Merger and prior to the first anniversary of the closing of the Merger (the “Disposition Period”). Such proceeds are subject to certain permitted deductions, including for applicable tax payments, certain expenses incurred by Ikena or its affiliates, and losses incurred or reasonably expected to be incurred by Ikena or its affiliates due to a third-party proceeding in connection with a disposition and certain wind-down costs.

During and following the Disposition Period, the Company has no obligation to attempt to sell or dispose of the Ikena CVR Assets.

Immediately prior to the First Effective Time, Legacy Inmagene and Computershare Trust Company, N.A., the designated rights agent, entered into the Legacy Inmagene CVR Agreement (as defined below), pursuant to which Legacy Inmagene shareholders of record as of the close of business on the last business day prior to the day on which the First Effective Time occurred received one Legacy Inmagene CVR (as defined below) for each outstanding Legacy Inmagene Share held by such shareholder on such date.

Pursuant to the Legacy Inmagene CVR Agreement, each Legacy Inmagene CVR holder is entitled to certain rights to receive (i) 100% of the net proceeds, if any, received by Ikena as a result of contingent payments made to Ikena, such as milestone, royalty or earnout payments, received under any disposition agreements related to the programs and projects controlled by Legacy Inmagene any time prior to the closing of the Merger (other than its anti-OX40 monoclonal antibody asset, IMG-007), as may be further developed by or on behalf of Ikena after the closing of the Merger, entered into prior to the closing of the Merger and (ii) 90% of the net proceeds, if any, received by Ikena as a result of Legacy Inmagene CVR Payments (as defined below) received under any disposition agreements related to the Legacy Inmagene CVR Assets (as defined below) entered into during the Disposition Period. Such proceeds are subject to certain permitted deductions, including for applicable tax payments, certain expenses incurred by Ikena or its affiliates, and losses incurred or reasonably expected to be incurred by Ikena or its affiliates due to a third-party proceeding in connection with a disposition.

During and following the Disposition Period, the Company has no obligation to attempt to sell or dispose of the Inmagene CVR Assets.

Any Ikena CVR Payments could materially change the Company’s research and development activities as the legacy in-process research and development assets excluded from the Merger will not be pursued by the Company. However, the Ikena CVR Agreement is not reflected in the following unaudited pro forma condensed combined financial statements as the value of the Ikena CVRs distributed to the respective stockholders is not expected to be significant at the time of the closing of the Merger and the potential future changes in value are unable to be determined at this time. Furthermore, an Ikena strategic option for continued development of legacy programs, if any, is not reflected in the following unaudited pro forma condensed combined financial statements as the consummation of such transactions, if any, is uncertain and was not a condition of the Merger Agreement.

On July 25, 2025, immediately prior to the Merger, Inmagene consummated the divestiture of the Non-OX40 Business controlled by Legacy Inmagene prior to the Merger (the “Non-OX40 Divestiture”). Specifically, Legacy Inmagene sold and transferred (including via sublicense) all of the Non-OX40 Business to SellCo (as defined below). As part of the Non-OX40 Divestiture, Miragene Co, a newly formed private company (“Miragene”) held by the holders of Legacy Inmagene’s outstanding shares prior to the Merger, purchased from Legacy Inmagene all of the outstanding share capital of SellCo (holding the Non-OX40 Business) in exchange for a promissory note in the amount of $8.9 million issued by Miragene to Legacy Inmagene. Any payments made under the promissory note from Miragene to Legacy Inmagene will be distributed to Legacy Inmagene CVR holders as Legacy Inmagene CVR Payments. The promissory note accrues interest at an annual rate of 4.61%, with interest payments due monthly in arrears, unless Miragene elects to capitalize the interest through payment-in-kind (“PIK”) treatment. The promissory note matures on the earlier of (i) the year 2035 or (ii) the date on which Legacy Inmagene declares the promissory note due and payable or after the occurrence of an event of default. Additionally, in the event that Miragene receives certain specified milestone or license payments, after the second anniversary of the promissory note, 50% of such proceeds must be used to prepay the outstanding balance of the promissory note.

The following unaudited pro forma condensed combined financial information gives effect to the Merger, which is accounted for as a reverse recapitalization under U.S. GAAP, the PIPE Financing and the Non-OX40 Divestiture. For further details related to the accounting for the Merger and the Non-OX40 Divestiture, please see Notes 1 and 3 below. All pro forma share amounts have been adjusted to reflect the Exchange Ratio of 0.0030510 shares of Ikena Common Stock for each Legacy Inmagene Share, based on a reverse stock split ratio of 1:12.

The unaudited pro forma condensed combined balance sheet combines the historical balance sheets of Ikena and Legacy Inmagene as of June 30, 2025 and depicts the accounting of the transactions prepared pursuant to Article 11 of Regulation S-X (the “pro forma balance sheet transaction accounting adjustments”). The unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2025, and for the year ended December 31, 2024, for Ikena and Legacy Inmagene depict the pro forma transaction accounting adjustments assuming that those adjustments were made as of January 1, 2024 (the “pro forma statements of operations transaction accounting adjustments”).

This unaudited pro forma condensed combined financial information and related notes have been derived from and should be read in conjunction with:

•	the historical unaudited condensed consolidated financial statements of Inmagene as of and for the six months ended June 30, 2025, and the related notes included elsewhere in this prospectus;

•	the section titled “ImageneBio, Inc.’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” for the period ended June 30, 2025 included elsewhere in this prospectus;

•	the historical unaudited condensed consolidated financial statements of Ikena as of and for the six months ended June 30, 2025, and the related notes included elsewhere in this prospectus;

•	the historical audited consolidated financial statements of Inmagene as of and for the year ended December 31, 2024, and the related notes included elsewhere in this prospectus;

•

the section titled “Inmagene Biopharmaceuticals’ Management’s Discussion and Analysis of Financial Condition and Results of Operations,” as of and for the year ended December 31, 2024 included elsewhere in this prospectus; and

•	the historical audited consolidated financial statements of Ikena as of and for the year ended December 31, 2024, and the related notes included elsewhere in this prospectus.

The unaudited pro forma condensed combined financial information is based on the assumptions and pro forma adjustments that are described in the accompanying notes. Adjustments have been made solely for the purpose of providing unaudited pro forma condensed combined financial information. Differences between preliminary estimates and the final accounting, completed after the Closing, may occur and these differences could have a material impact on the accompanying unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information does not give effect to the potential impact of current financial conditions, regulatory matters, operating efficiencies or other savings or expenses that may be associated with the integration of the two companies. The unaudited pro forma condensed combined financial information is not necessarily indicative of the financial position or results of operations in the future periods or the result that actually would have been realized had Ikena and Legacy Inmagene been a combined organization during the specified periods. The actual results reported in periods following the Merger may differ significantly from those reflected in the unaudited condensed combined pro forma financial information presented herein for a number of reasons, including, but not limited to, differences in the assumptions used to prepare this unaudited pro forma condensed combined financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF JUNE 30, 2025

(In thousands, except share and per share amounts)

	Historical	Adjusted Historical
	5(A) Ikena Oncology, Inc.	5(B) Inmagene Biopharmaceuticals	Transaction Accounting Adjustments	Notes	Pro Forma Combined
Assets
Current assets:
Cash and cash equivalents	$58,290	$3,250	(5,940)	5(a)	$154,087
			(6,393)	5(b)
			2,191	5(c)
			37,352	5(f)
			71,130	5(j)
			(2,543)	5(k)
			(3,250)	5(m)
Marketable securities	37,352	—	(37,352)	5(f)	—
Prepaid expenses and other current assets	3,371	6,490	(2,458)	5(c)	7,403

Total current assets	99,013	9,740	52,737		161,490
Non-current assets:
Property and equipment, net	419	—	(419)	5(d)	—
Deferred offering costs	—	5,138	(5,138)	5(k)	—
Right-of-use asset	2,561	49	(1,560)	5(g)	1,050
Promissory note receivable	—	—	8,900	5(n)	8,900
Other non-current assets	24,173	5	(22,893)	5(h)	1,285

Total assets	$126,166	$14,932	31,627		$172,725

Liabilities, Redeemable Convertible Preferred Shares and Shareholders’ Deficit
Current liabilities:
Accounts payable	$512	$3,783	(285)	5(k)	$4,010
Accrued expenses and other current liabilities	2,978	4,180	(2,258)	5(k)	3,533
			(323)	5(a)
			(1,044)	5(b)
Term loan	—	22,893	(22,893)	5(h)	—
Lease liabilities, current	3,834	43	—		3,877

Total current liabilities	7,324	30,899	(26,803)		11,420
Long term liabilities:
Lease liabilities, non-current	1,843	—	—		1,843
Other long-term liabilities	1,092	—	8,900	5(n)	9,992

Total liabilities	10,259	30,899	(17,903)		23,255

Redeemable convertible preferred shares:
Legacy Inmagene Series Seed redeemable convertible preferred shares - $.00005 par value	—	994	(994)	5(i)	—
Legacy Inmagene Series B redeemable convertible preferred shares - $.00005 par value	—	30,088	(30,088)	5(i)	—
Legacy Inmagene Series C-1 redeemable convertible preferred shares - $.00005 par value	—	84,780	(84,780)	5(i)	—
Legacy Inmagene Series C-2 redeemable convertible preferred shares - $.00005 par value	—	49,377	(49,377)	5(i)	—
Shareholders’ equity (deficit):
Ikena preferred shares, $0.001 par value	—		—		—
Ikena common stock, $0.001 par value	4		—	5(e)	11
			(44)	5(i)
			4	5(i)
			3	5(j)
Legacy Inmagene Series A convertible preferred shares - $.00005 par value	—	18,967	(18,967)	5(i)	—
Legacy Inmagene ordinary shares - $.00005 par value	—	17	(17)	5(i)	—
Additional paid-in capital	458,843	—	580	5(e)	367,755
			(172,513)	5(i)
			44	5(i)
			71,127	5(j)
			(5,138)	5(k)
			14,856	5(l)
Accumulated other comprehensive loss	65	—	(65)	5(f)	—
Accumulated deficit	(343,005)	(200,190)	(5,617)	5(a)	(218,296)
			(5,349)	5(b)
			(267)	5(c)
			(419)	5(d)
			(580)	5(e)
			65	5(f)
			(1,560)	5(g)
			(14,856)	5(l)
			356,732	5(i)
			(3,250)	5(m)

Total shareholders’ equity (deficit)	115,907	(181,206)	214,769		149,470

Total liabilities, redeemable convertible preferred shares and shareholders’ deficit	$126,166	$14,932	31,627		$172,725

See accompanying notes to the unaudited pro forma condensed combined financial information

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2025

(In thousands, except share and per share amounts)

	Historical	Adjusted Historical
	6(A) Ikena Oncology, Inc.	6(B) Inmagene Biopharmaceuticals	Transaction Accounting Adjustments	Notes		Pro Forma Combined	Notes
Revenue	$—	$—	$—			$—
Operating expenses:
Research and development	7,740	8,711	(17)	6	(c)	16,434
General and administrative	10,060	4,423	(157)	6	(c)	14,326
Restructuring and other charges	1,744	—	—			1,744

Total operating expenses	19,544	13,134	(174)			32,504

Loss from operations	(19,544)	(13,134)	174			(32,504)
Other income (expense):
Investment income	2,708	—				2,708
Interest expense	—	(314)	393	6	(i)	79
Other (expense) income	5,493	3	(393)	6	(i)	5,103

Total other income (expense), net	8,201	(311)	—			7,890

Loss before income taxes	(11,343)	(13,445)	174			(24,614)
Income tax expense	(43)	—	—			(43)

Net loss	(11,386)	(13,445)	174			(24,657)
Less: Accretion of redeemable convertible preferred shares	—	6,200	(6,200)	6	(h)	—

Net loss attributable to common stockholders or ordinary shareholders	$(11,386)	$(19,645)	6,374			$(24,657)

Loss per share – basic and diluted:
Common stock or Ordinary shares	$(2.83)	$(8.17)				$(2.21)	6	(j)

Series A convertible preferred shares	$—	$(8.17)				$—

Weighted average shares used to compute basic and diluted loss per share:
Common stock or Ordinary shares	4,021,458	1,410,811				11,181,639	6	(j)

Series A convertible preferred shares	—	994,869				—

See accompanying notes to the unaudited pro forma condensed combined financial information

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2024

(In thousands, except share and per share amounts)

	Historical	Adjusted Historical
	6(A) Ikena Oncology, Inc.	6(B) Inmagene Biopharmaceuticals	Transaction Accounting Adjustments	Notes		Pro Forma Combined	Notes
Revenue	$—	$—	—			$—
Operating expenses:
Research and development	30,875	21,082	866	6	(a)	63,119
			160	6	(b)
			(171)	6	(c)
			424	6	(e)
			9,883	6	(f)
General and administrative	23,679	8,292	2,257	6	(a)	40,705
			107	6	(b)
			(319)	6	(c)
			1,560	6	(d)
			156	6	(e)
			4,973	6	(f)
Restructuring and other charges	4,419	—	—			4,419

Total operating expenses	58,973	29,374	19,896			108,243

Loss from operations	(58,973)	(29,374)	(19,896)			(108,243)
Other income (expense):
Investment income	7,373	—	65	6	(g)	7,438
Interest income	—	336	—			336
Other (expense) income	2,518	71	—			2,589

Total other income, net	9,891	407	65			10,363

Loss before income taxes	(49,082)	(28,967)	(19,831)			(97,880)
Income tax expense	(152)	(13)	—			(165)

Net loss	(49,234)	(28,980)	(19,831)			(98,045)
Less: Accretion of redeemable convertible preferred shares	—	11,816	(11,816)	6	(h)	—

Net loss attributable to common stockholders or ordinary shareholders	$(49,234)	$(40,796)	(8,015)			$(98,045)

Loss per share ordinary share– basic and diluted:
Common stock or Ordinary shares	$(12.24)	$(18.64)				$(8.77)	6	(j)

Series A convertible preferred shares	$—	$(18.64)				$—

Weighted average shares used to compute basic and diluted loss per share:
Common stock or Ordinary shares	4,021,458	1,194,171				11,181,639	6	(j)

Series A convertible preferred shares	—	994,868				—

See accompanying notes to the unaudited pro forma condensed combined financial information

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

1. Description of the Merger and Non-OX40 Divestiture

On December 23, 2024, Legacy Inmagene entered into the Merger Agreement with Ikena and the Merger Subs, pursuant to which Merger Sub I merged with and into Legacy Inmagene, with Legacy Inmagene surviving as a wholly owned subsidiary of Ikena and the surviving corporation of the First Merger, and, immediately following the First Merger and as part of the same overall transaction, Legacy Inmagene merged with and into Merger Sub II, with Merger Sub II being the surviving entity of the Second Merger. The Merger was closed on July 25, 2025, following the effectiveness of the registration statement and receipt of approval by the shareholders of Legacy Inmagene and stockholders of Ikena. In connection with the Merger, Merger Sub II changed its corporate name to “Imagene Biopharmaceuticals” and Ikena changed its name to “ImageneBio, Inc.” Ikena, following the Merger, is referred to herein as the “Company.”

Subject to the terms and conditions of the Merger Agreement, at the First Effective Time:

(a) any Legacy Inmagene Shares held as treasury shares immediately prior to the First Effective Time were canceled and shall cease to exist, and no consideration was delivered in exchange therefor;

(b) each Legacy Inmagene Share outstanding immediately prior to the First Effective Time (excluding Legacy Inmagene shares held as treasury shares and Dissenting Shares) was automatically converted solely into the right to receive a number of validly issued, fully paid and nonassessable shares of Ikena Common Stock equal to the Exchange Ratio; and

(c) each then-outstanding option to purchase Legacy Inmagene Shares was converted into an option to purchase Ikena Common Stock, with the number of shares and exercise price being appropriately adjusted to reflect the Exchange Ratio between Ikena Common Stock and Legacy Inmagene Shares, determined in accordance with the Merger Agreement.

For purposes of calculating the Exchange Ratio, (1) shares of Ikena Common Stock underlying Ikena stock options (each, an “Ikena option”) outstanding as of immediately prior to the First Effective Time with an exercise price that is less than $2.3647 (subject to certain adjustments) were deemed to be outstanding, and (2) all Legacy Inmagene Shares underlying outstanding Legacy Inmagene options were deemed to be outstanding.

At Closing, subject to the terms and conditions of the Merger Agreement, each unexpired and unexercised Ikena option was accelerated in full. Each such Ikena option granted under the Ikena 2021 Stock Option and Incentive Plan received shares of Ikena Common Stock equal to the (a) product of (x) the aggregate number of shares of Ikena Common Stock underlying such Ikena option multiplied by (y) (i) amount by which the per share exercise price or strike price equal to or greater than $2.3647 (the “Ikena-In-the-Money Price”) exceeds the exercise price on such options divided by (b) the Ikena In-the-Money Price (the “Option Value”). Each such Ikena option granted under the 2016 Stock Incentive Plan (each such Ikena option an “2016 Ikena Option”) remained outstanding pursuant to its terms, unless the holder of such 2016 Ikena Option entered into an agreement with Ikena to have their 2016 Ikena Option cancelled and extinguished as of the First Effective Time in exchange for the right to receive a number of shares of Ikena Common Stock equal to the Option Value.

Under the Exchange Ratio formula in the Merger Agreement, following the closing of the Merger and the PIPE Financing, on a pro forma basis and based upon the number of shares of Ikena Common Stock issued in the Merger, the pre-Merger Legacy Inmagene securityholders owned approximately 43.6% of the Company’s common stock, the pre-Merger Ikena securityholders owned approximately 34.9% of the Company’s common stock, in each case of Legacy Inmagene and Ikena, on a fully diluted basis, and the investors in the PIPE Financing owned approximately 21.5% of the Company’s common stock.

The following table summarizes the pro forma number of fully-diluted common stock of the Company outstanding following the consummation of the Transactions:

Equity Capitalization Summary (fully diluted basis)	Pro Forma
Upon Consummation of the Merger and PIPE Financing	Number of Shares Owned	% Ownership
Legacy Inmagene shareholders(1)	5,086,082	43.6%
Ikena stockholders	4,071,927	34.9%
Investors participating in the PIPE Financing	2,508,337	21.5%
Total common stock of the Company	11,666,346	100.00%

(1)

The number of shares owned by Legacy Inmagene shareholders upon consummation of the Merger includes 484,707 share options, based on 158,875,852 Legacy Inmagene ordinary share options outstanding following the consummation of the Transactions and the Exchange Ratio of 0.0030510.

At the Closing, the Company’s Board consisted of six members, three of whom were designated by Legacy Inmagene, two of whom were designated by Ikena and one of whom was mutually agreed to by Legacy Inmagene and Ikena.

On December 23, 2024, Ikena entered into the Subscription Agreements with the PIPE Investors. Pursuant to the Subscription Agreements, and subject to the terms and conditions therein, immediately following the Second Effective Time, Ikena consummated the PIPE Financing through the sale and issuance of shares of Ikena Common Stock at a purchase price per share equal to the Aggregate Valuation (as defined below) divided by Post-Closing Insight Shares (as defined in the Merger Agreement), for an aggregate purchase price of $75 million. The PIPE Financing is exempt from registration pursuant to Section 4(a)(2) of the Securities Act, and Rule 506 of Regulation D promulgated thereunder, as a transaction by an issuer not involving a public offering. Aggregate Valuation means the sum of (a) $150 million, plus (b) the sum of (i) $120 million, minus (ii) the amount (if any) by which Ikena’s net cash is less than $100 million (the “Target Net Cash), plus (iii) the amount (if any) by which Ikena’s net cash exceeds the Target Net Cash; provided, that in no event will such valuation in (b) exceed $122 million.

At the closing of the PIPE Financing, in connection with the Subscription Agreements, Ikena entered into a registration rights agreement with the PIPE Investors providing for the registration under the Securities Act of resales of the shares of Ikena Common Stock sold in the PIPE Financing. The consummation of the PIPE Financing was conditioned upon the satisfaction or waiver of the conditions set forth in the Merger Agreement and in the Subscription Agreements.

Concurrent with the execution of the Merger Agreement, Ikena and Legacy Inmagene entered into the Loan Agreement (as defined below), pursuant to which Ikena loaned $22.5 million in Term Loan Advances of $7.5 million each, with the first Term Loan Advance (as defined in Note 4 to our unaudited condensed consolidated financial statements appearing elsewhere in this prospectus) occurring within three days of the execution of the Loan Agreement. The Term Loan Advances bore interest, on the outstanding daily balance thereof, at a rate of 6.0% per annum, and were prepayable at any time without premium or penalty. The Term Loan Advances were secured by all assets held or owned by Legacy Inmagene in respect of the anti-OX40 monoclonal antibody asset, IMG-007. Upon consummation of the Merger, all Obligations (as defined in the Loan Agreement) were automatically forgiven and the Loan Agreement was terminated.

On July 25, 2025, immediately prior to the Merger, Legacy Inmagene consummated the Non-OX40 Divestiture. Specifically, Legacy Inmagene sold and transferred (including via sublicense) all of the Non-OX40 Business to SellCo. As part of the Non-OX40 Divestiture Miragene, held by the holders of Legacy Inmagene’s outstanding shares prior to the Merger, purchased from Legacy Inmagene all of the outstanding share capital of SellCo (holding the Non-OX40 Business) in exchange for a promissory note in the amount of $8.9 million issued by Miragene to Legacy Inmagene. Any payments made under the promissory note from Miragene to Legacy

Inmagene will be distributed to Legacy Inmagene CVR holders as Legacy Inmagene CVR Payments. The promissory note accrues interest at an annual rate of 4.61%, with interest payments due monthly in arrears, unless Miragene elects to capitalize the interest through PIK treatment. The promissory note matures on the earlier of (i) the year 2035 or (ii) the date on which Legacy Inmagene declares the promissory note due and payable or after the occurrence of an event of default. Additionally, in the event that Miragene receives certain specified milestone or license payments, after the second anniversary of the promissory note, 50% of such proceeds must be used to prepay the outstanding balance of the promissory note.

In connection with the Non-OX40 Divestiture Legacy Inmagene entered into a Transition Services Agreement (as defined below) with SellCo for certain transitional services related to the ongoing operations of Legacy Inmagene’s business with respect to the IMG-007 program, including services related to chemistry, manufacturing and controls, regulatory affairs, clinical trial support and operations, translational science research and support, bioanalysis, pharmacovigilance, program management, accounting and finance, program management communication, administration and human resources and intellectual property support.

2. Basis of Presentation

The unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X. The adjustments presented in the unaudited pro forma condensed combined financial information have been identified and presented to provide relevant information necessary for an understanding of the Company upon consummation of the Transactions and Non-OX40 Divestiture. The unaudited pro forma condensed combined statement of operations data for the six months ended June 30, 2025, and for the year ended December 31, 2024, gives effect to the Transactions as if they had been consummated on January 1, 2024. The unaudited pro forma condensed combined balance sheet as of June 30, 2025, gives effect to the Transactions and Non-OX40 Divestiture and combines the historical balance sheets of Ikena and Legacy Inmagene as of such date.

The unaudited pro forma condensed combined financial information is based on management’s current best estimate of the assumptions and adjustments that are described in the accompanying notes. Accordingly, the pro forma adjustments are preliminary, subject to further revision as additional information becomes available and is analyzed, and have been made solely for the purpose of providing unaudited pro forma condensed combined financial information. Differences between these preliminary accounting conclusions and estimates and the final accounting conclusions and amounts may occur as a result of, among other reasons: (i) changes in initial assumptions in the determination of the accounting acquirer and related accounting, (ii) Ikena’s net cash determined at Closing, (iii) the final reverse stock split ratio, (iv) changes in initial assumptions related to the accounting for the Non-OX40 Divestiture, including the estimated fair values of the promissory note and Legacy Inmagene CVR payment liability and (v) other changes in Ikena’s assets and liabilities, which are expected to be completed after the Closing, and these differences could have a material impact on the accompanying unaudited pro forma condensed combined financial information and the Company’s future results of operations and financial position.

3. Accounting for the Merger and the Non-OX40 Divestiture

The Merger

The unaudited pro forma condensed combined financial information gives effect to the Merger, which will be accounted for under U.S. GAAP as a reverse recapitalization of Ikena by Legacy Inmagene, as the transaction is, in essence, the issuance of equity for Ikena’s net assets, which primarily consist of nominal non-operating assets and liabilities and therefore Ikena is viewed as a public shell company as of the date of the Merger. Under this method of accounting, Legacy Inmagene will be considered the accounting acquirer for financial reporting purposes. This determination is based on the fact that, immediately following the Merger:

•	Legacy Inmagene shareholders own a majority of the voting rights in the Company through existing ownership following the first merger;

•	Legacy Inmagene’s largest shareholder retained the largest interest in the Company;

•	Legacy Inmagene designated three of the six members of the Company’s Board;

•	Certain members of Legacy Inmagene’s executive management team became the management of the Company; and

•	The Company was renamed “ImageneBio, Inc.”

As a result of Legacy Inmagene being the accounting acquirer, Legacy Inmagene’s assets and liabilities were recorded at their pre-combination carrying amounts. Ikena’s assets and liabilities were measured and recognized at their fair values as of the effective time of the Merger, which are primarily expected to approximate the carrying value of the acquired non-operating assets and liabilities, with no goodwill or other intangible assets recorded. Any difference between the consideration transferred and the fair value of the net assets of Ikena following the determination of the actual consideration transferred for Ikena were reflected as an adjustment to additional paid-in capital. For periods prior to the Closing, the historical financial statements of Legacy Inmagene shall become the historical financial statements of the Company.

The Non-OX40 Divestiture

The unaudited pro forma financial information gives effect to the Non-OX40 Divestiture. The Non-OX40 Divestiture represents a transaction between entities with a high degree of common ownership, and therefore, will be accounted for like a common control transaction. Accordingly, the assets and liabilities transferred were derecognized at their historical carrying values, and the estimated fair value of promissory note receivable were recognized, with any difference recorded in equity. No gain or loss was recognized in the unaudited pro forma condensed combined statement of operations in connection with this transaction. In addition, the initial estimated fair value of the corresponding Legacy Inmagene CVR liability was recorded as a dividend to the Legacy Inmagene shareholders within equity, with the related payable recorded within other liabilities.

4.	Shares of Ikena common stock, Preferred Shares, and Options Issued to Inmagene Shareholders upon the Closing of the Merger

At Closing, all outstanding Legacy Inmagene Shares were exchanged for shares of Ikena Common Stock based on the Exchange Ratio of 0.0030510 shares of Ikena Common Stock for each Legacy Inmagene Share, determined in accordance with the terms of the Merger Agreement, which reflects, among other things, Ikena net cash of $100 million and a reverse stock split ratio of 1:12. The number of shares of Ikena Common Stock that Ikena issued to Legacy Inmagene’s shareholders was determined as follows:

Shares of Legacy Inmagene ordinary shares outstanding	472,984,023
Shares of Legacy Inmagene preferred shares outstanding	1,035,177,195
Total Legacy Inmagene shares outstanding (1)	1,508,161,218
The Exchange Ratio	0.0030510
Shares of Ikena Common Stock issued to Legacy Inmagene shareholders	4,601,375

(1)	The number of shares is based on a total of 1,508,161,218 shares of Legacy Inmagene outstanding at the closing of the Merger.

5.	Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet as of June 30, 2025

The pro forma notes and adjustments, based on preliminary estimates that could change materially as additional information is obtained, are as follows:

Pro forma notes:

5(A) Derived from the unaudited condensed consolidated balance sheet of Ikena as of June 30, 2025.

5(B) Derived from the unaudited condensed consolidated balance sheet of Legacy Inmagene as of June 30, 2025, adjusted for the Non-OX40 Divestiture as follows:

	Historical Inmagene Biopharmaceuticals as of June 30, 2025	Adjustment for Non-OX40 Divestiture (1)	Adjusted Inmagene Biopharmaceuticals as of June 30, 2025
Assets
Current assets:
Cash and cash equivalents	$6,021	$(2,771)	$3,250
Prepaid expenses and other current assets	6,561	(71)	6,490

Total current assets	12,582	(2,842)	9,740
Non-current assets:
Deferred offering costs	5,138	—	5,138
Right-of-use asset	392	(343)	49
Other non-current assets	1,014	(1,009)	5

Total assets	$19,126	$(4,194)	$14,932

Liabilities, Reedemable Convertible Preferred Shares and Shareholders’ Deficit
Current liabilities:
Accounts payable	$6,554	$(2,771)	$3,783
Accrued expenses and other current liabilities	4,412	(232)	4,180
Term loan	22,893	—	22,893
Lease liabilities, current	255	(212)	43

Total current liabilities	34,114	(3,215)	30,899
Long term liabilities:
Lease liabilities, non-current	124	(124)	—
Other long-term liabilities	—	—	—

Total liabilities	34,238	(3,339)	30,899

Redeemable convertible preferred shares:
Legacy Inmagene Series Seed redeemable convertible preferred shares - $.00005 par value	994	—	994
Legacy Inmagene Series B redeemable convertible preferred shares - $.00005 par value	30,088	—	30,088
Legacy Inmagene Series C-1 redeemable convertible preferred shares - $.00005 par value	84,780	—	84,780
Legacy Inmagene Series C-2 redeemable convertible preferred shares - $.00005 par value	49,377	—	49,377
Shareholders’ equity (deficit):		—
Legacy Inmagene Series A convertible preferred shares - $.00005 par value	18,967	—	18,967
Legacy Inmagene ordinary shares - $.00005 par value	17	—	17
Accumulated other comprehensive loss	(1,817)	1,817	—
Accumulated deficit	(197,518)	(2,672)	(200,190)

Total shareholders’ equity (deficit)	(180,351)	(855)	(181,206)

Total liabilities, redeemable convertible preferred shares and shareholders’ deficit	$19,126	$(4,194)	$14,932

(1)

The balances of the entities subject to the Non-OX40 Divestiture were derived from the historical condensed consolidated balance sheet of Legacy Inmagene as of June 30, 2025, in accordance with the contractual terms of the divestiture and the legal structure of the companies involved.

Pro forma Balance Sheet Transaction Accounting Adjustments:

5(a) To reflect incremental compensation expense of $3.4 million related to severance payments and retention bonuses resulting from pre-existing employment agreements and to reflect a $2.5 million reduction related to the amount by which Ikena’s net cash exceeded Target Net Cash as defined in the Merger Agreement. There were $0.3 million retention payments owed and unpaid by Ikena at June 30, 2025. The pro forma adjustment is reflected as a decrease in cash of $5.9 million for the severance and retention-bonus payments made subsequent to June 30, 2025, a decrease in accrued expenses and other current liabilities of $0.3 million and an increase to accumulated deficit of $5.6 million.

5(b) To reflect transaction costs of $6.4 million not yet reflected in the historical financial statements, expected to be incurred on a one-time basis by Ikena in connection with the Merger, such as advisory, legal and auditor fees, and a Directors and Officers (“D&O”) tail policy as a decrease in cash of $6.4 million upon settlement, a decrease in accrued expenses of $1.0 million and a corresponding increase in accumulated deficit of $5.4 million.

5(c) To reflect the one-time derecognition of $2.5 million of Ikena’s prepaid expenses and other current assets primarily related to certain research and development activities, receipt of expense reimbursement for discontinued research and development activities, and prepaid insurance related to Ikena’s current D&O insurance policy that was fully utilized at the Closing, with a corresponding $2.2 million increase in cash and cash equivalents and an increase to accumulated deficit of $0.3 million.

5(d) To reflect the one-time derecognition of property and equipment of $0.4 million that was acquired for Ikena’s operations prior to the Merger and is expected to have no value to the Company.

5(e) To reflect Ikena’s one-time stock-based compensation expense of $0.6 million, reflected in general and administrative expense and research and development expense, related to the excess fair value of Ikena options over the fair value of the original award for Ikena in-the-money options that were converted to 50,469 shares of Ikena common stock immediately prior to the Merger pursuant to the terms of the Merger Agreement, resulting in an increase in Ikena Common Stock at par value and a corresponding increase in accumulated deficit of $0.6 million in the unaudited pro forma condensed combined balance sheet.

5(f) To reflect the liquidation of $37.4 million of Ikena’s marketable securities into cash prior to the Merger. The $0.1 million in unrealized gains on marketable securities previously recorded in accumulated other comprehensive income, has been reclassified as realized gains in accumulated deficit due to the release of investments as well as an adjustment to investment income in the unaudited pro forma condensed combined statement of operations, refer to 6(g).

5(g) To reflect the anticipated impairment of Ikena’s right-of -use asset related to an office lease for $1.6 million to be incurred upon the Closing and is a one-time expense directly attributed to the Merger as Imagene expects to abandon this lease.

5(h) To reflect on a one-time basis, pursuant to the Loan Agreement, the forgiveness of the $22.5 million Term Loan Advance from Ikena to Legacy Inmagene and associated accrued interest of $0.4 million, which is automatically forgiven upon the closing of the Merger, as a decrease to Ikena in other non-current assets and a corresponding decrease to Legacy Inmagene in term loan. See Note 1.

5(i) To reflect the one-time recapitalization of Legacy Inmagene, pursuant to the Merger Agreement, through the contribution of 472,984,023 Legacy Inmagene ordinary shares and 1,035,177,195 Legacy Inmagene convertible preferred shares, in exchange for the issuance of 4,601,375 shares of Ikena Common Stock, reflecting the Exchange Ratio of 0.0030510, reserving 484,707 shares of Ikena Common Stock for Legacy Inmagene options outstanding following the consummation of the Transactions, and to reflect the derecognition of the accumulated deficit of Ikena, with a net reduction of $172.5 million reflected in additional paid-in capital.

The derecognition of accumulated deficit of Ikena of $356.7 million is determined as follows (in thousands):

Accumulated Deficit of Ikena as of June 30, 2025	$(343,005)
Compensation expense related to Ikena severance and bonus retention payments, see Note 5(a)	(5,617)
Preliminary estimated transaction costs of Ikena, see Note 5(b)	(5,349)
Derecognition of Ikena prepaid expenses and prepaid insurance, see Note 5(c)	(267)
Derecognition of Ikena property plant and equipment, see Note 5(d)	(419)
One-time share-based compensation expense related to in-the- money Ikena share options, see Note 5(e)	(580)
Recognition of previously unrealized gains upon liquidation of Ikena’s marketable securities, see Note 5(f)	65
Derecognition of Ikena office lease, see Note 5(g)	(1,560)

Total adjustments to derecognize the accumulated deficit of Ikena	(356,732)

5(j) To reflect the issuance of 2,508,337 shares of Ikena Common Stock pursuant to the PIPE Financing entered into concurrently with the execution of the Merger Agreement, for aggregate proceeds of $75.0 million. The net proceeds of $71.1 million are net of one-time estimated transaction costs deemed to be direct and incremental costs of the PIPE Financing in the amount of approximately $3.9 million. The issuance of shares in connection with the PIPE Financing is recorded as the issuance of Ikena common stock at par value, with the remaining amount recorded to additional paid-in capital.

5(k) To reflect one-time preliminary estimated transaction costs of $5.1 million incurred by Legacy Inmagene in connection with the Merger, such as advisory, legal and auditor fees, as a decrease in cash and a corresponding reduction to additional paid-in capital. $2.6 million of these costs have been paid and are included in deferred offering costs in Legacy Inmagene’s historical balance sheet as of June 30, 2025. $2.5 million of these costs have been incurred but not paid and are included in deferred offering costs, accounts payable and accrued expenses and other current liabilities. Upon Closing, such costs were derecognized from deferred offering costs, and $2.5 million will be paid in cash. As the Merger is accounted for as a reverse recapitalization equivalent to the issuance of equity for the net assets, primarily cash, of Ikena, these direct and incremental costs are treated as a reduction of the net proceeds received within additional paid-in capital.

5(l) To reflect Legacy Inmagene’s one-time share-based compensation expense of $14.9 million related to pre-existing grant agreements which limit the exercisability of awards until certain corporate transactions occur, which were triggered by the Merger. Legacy Inmagene’s 2019 Plan also allows for, at the determination of the Chief Executive Officer, accelerated vesting of unvested awards immediately prior to the effective date of the Merger.

5(m) To reflect the payments to Miragene of $1.3 million in service fees, and related expense, under Legacy Inmagene’s Transition Services Agreement for the first year of services, and an approximate $2.0 million payment for pre-clinical activities associated with Non-OX40 assets, assuming the Non-OX40 Divestiture occurred as of January 1, 2024.

5(n) To reflect the estimated fair value of the promissory note receivable from Miragene in the amount of $8.9 million and the corresponding estimated fair value of the Legacy Inmagene CVR liability of $8.9 million. The fair values of both the promissory note receivable and the Legacy Inmagene CVR liability represent management’s best estimates as of the Merger Closing date.

6. Adjustments to Unaudited Pro Forma Condensed Combined Statement of Operations

The pro forma notes and adjustments, based on preliminary estimates that could change materially as additional information is obtained, are as follows:

Pro forma notes:

6(A) Derived from the unaudited condensed consolidated statement of operations of Ikena for the six months ended June 30, 2025.

6(B) Derived from the unaudited condensed consolidated statement of operations of Legacy Inmagene for the six months ended June 30, 2025 adjusted for Non-OX40 Divestiture as follows:

	Historical		Adjusted Historical
	Inmagene Biopharmaceuticals for the six months ended June 30, 2025	Adjustment for Non-OX40 Divestiture (2)	Inmagene Biopharmaceuticals for the six months ended June 30, 2025
Revenue	$800	$(800)	$—
Operating expenses:
Research and development	9,693	(982)	8,711
General and administrative	4,460	(37)	4,423

Total operating expenses	14,153	(1,019)	13,134

Loss from operations	(13,353)	219	(13,134)
Other income (expense):
Interest expense	(313)	(1)	(314)
Other (expense) income	4	(1)	3

Total other income (expense), net	(309)	(2)	(311)

Loss before income taxes	(13,662)	217	(13,445)
Income tax expense	—	—	—

Net loss	(13,662)	217	(13,445)
Less: Accretion of redeemable convertible preferred shares	6,200	—	6,200

Net loss attributable to common stockholders or ordinary shareholders	$(19,862)	$217	$(19,645)

Loss per share – basic and diluted:
Common stock or Ordinary shares	$(8.26)		$(8.17)

Series A convertible preferred shares	$(8.26)		$(8.17)

Weighted average shares used to compute basic and diluted loss per share:
Common stock or Ordinary shares	1,410,811		1,410,811

Series A convertible preferred shares	994,869	—	994,869

(2)

The amounts related to the entities subject to the Non-OX40 Divestiture were derived from the historical condensed consolidated statement of operations of Legacy Inmagene for the six months ended June 30, 2025, in accordance with the contractual terms of the divestiture and the legal structure of the companies involved. Where possible, income and expenses were specifically identified and directly attributed to the products and operations transferred as part of the Non-OX40 Divestiture. Indirect expenses that could not be specifically identified were not allocated.

6(C) Derived from the audited consolidated statement of operations of Ikena for the year ended December 31, 2024.

6(D) Derived from the audited consolidated statement of operations of Legacy Inmagene for the year ended December 31, 2024 adjusted for Non-OX40 Divestiture as follows:

	Historical		Adjusted Historical
	Inmagene Biopharmaceuticals for the year ended December 31, 2024	Adjustment for Non-OX40 Divestiture (3)	Inmagene Biopharmaceuticals for the year ended December 31, 2024
Revenue	$3,500	$(3,500)	$—
Operating expenses:
Research and development	32,109	(11,027)	21,082
General and administrative	8,391	(99)	8,292

Total operating expenses	40,500	(11,126)	29,374

Loss from operations	(37,000)	7,626	(29,374)
Other income (expense):
Interest income	374	(38)	336
Other (expense) income	71	—	71

Total other income, net	445	(38)	407

Loss before income taxes	(36,555)	7,588	(28,967)
Income tax expense	(13)	—	(13)

Net loss	(36,568)	7,588	(28,980)
Less: Accretion of redeemable convertible preferred shares	11,816	—	11,816

Net loss attributable to common stockholders or ordinary shareholders	$(48,384)	$7,588	$(40,796)

Loss per share ordinary share– basic and diluted:
Common stock or Ordinary shares	$(22.10)		$(18.64)

Series A convertible preferred shares	$(22.10)		$(18.64)

Weighted average shares used to compute basic and diluted loss per share:
Common stock or Ordinary shares	1,194,171		1,194,171

Series A convertible preferred shares	994,868		994,868

(3)

The amounts related to the entities subject to the Non-OX40 Divestiture were derived from the historical condensed consolidated statement of operations of Legacy Inmagene for the year ended December 31, 2024, in accordance with the contractual terms of the divesture and the legal structure of the companies involved. Where possible, income and expenses were specifically identified and directly attributed to the products and operations transferred as part of the Non-OX40 Divestiture. Indirect expenses that could not be specifically identified were not allocated.

Legacy Inmagene and Ikena recorded minimal provision or benefit for income taxes during the six months ended June 30, 2025, and during the year ended December 31, 2024, because each company expects to incur a pre-tax loss in 2024 and 2025, and each company maintains a full valuation allowance on its deferred tax assets. Accordingly, no pro forma adjustments have an impact on associated income tax.

Pro forma Statements of Operations Transaction Accounting Adjustments:

6(a) To reflect one-time incremental compensation expense of $3.1 million related to severance payments and retention bonus that is expected to be incurred upon the Closing, assuming that the adjustment described in Note 5(a) was made on January 1, 2024.

6(b) To reflect the one-time derecognition of $0.3 million of Ikena’s prepaid research and development expenses related to discontinued research and development activities, and prepaid insurance related to Ikena’s current D&O insurance policy that was utilized at the Closing, assuming that the adjustment described in Note 5(c) was made on January 1, 2024.

6(c) To reflect the one-time derecognition of Ikena’s depreciation expense, related to assets that will be fully depreciated prior to the Closing and expected to have no value, assuming that the adjustment described in Note 5(d) was made on January 1, 2024.

6(d) To reflect the one-time anticipated impairment of Ikena’s right-of-use asset for $1.6 million related to an office lease assuming that the adjustment described in Note 5(g) was made on January 1, 2024.

6(e) To reflect Ikena’s one-time stock-based compensation expense of $0.6 million, reflected in research and development expense and general and administrative expense, related to the excess fair value of stock options over the fair value of the original award for Ikena’s in-the-money options, assuming that the adjustment described in Note 5(e) was made on January 1, 2024.

6(f) To reflect Legacy Inmagene’s one-time share-based compensation expense of $14.9 million related to pre-existing grant agreements which limit the exercisability of awards until certain corporate transactions occur, which were triggered by the Merger, assuming that the adjustment described in Note 5(l) was made on January 1, 2024. Legacy Inmagene’s 2019 Plan also allows for, at the determination of the Chief Executive Officer, accelerated vesting of unvested awards immediately prior to the effective date of the Merger.

6(g) To reflect $0.1 million in one-time unrealized gains on marketable securities previously recorded in accumulated other comprehensive income, due to the release of investments occurred upon consummation of the Merger, assuming that the adjustment described in Note 5(f) was made on January 1, 2024.

6(h) To reflect the one-time derecognition of the accretion of Legacy Inmagene’s redeemable convertible preferred shares, assuming that the adjustment described in Note 5(i) was made on January 1, 2024.

6(i) To reflect the one-time derecognition, pursuant to the Loan Agreement, the forgiveness of the interest income and interest expense related to the term loan between Ikena and Legacy Inmagene which is automatically forgiven upon the closing of the Merger, assuming the adjustment described in Note 5(h) was made on January 1, 2024.

6(j) The pro forma combined basic and diluted net loss per share has been adjusted to reflect the pro forma net loss for the year ended December 31, 2024. In addition, the number of shares used in calculating the pro forma combined basic and diluted net loss per share has been adjusted to reflect the estimated total number of shares of common stock or ordinary shares of the Company for the periods presented, which is based on a reverse stock split ratio of 1:12. For periods in which Ikena, Legacy Inmagene, or the Company reported a net loss, diluted loss per share is the same as basic loss per share, since dilutive common stock or ordinary shares are not assumed to have been issued as their effect would be anti-dilutive.

The pro forma weighted average shares have been calculated as follows for the periods ended:

	June 30, 2025	December 31, 2024
	Basic and Diluted	Basic and Diluted
Net loss attributable to ordinary stockholders	$(24,657)	$(98,045)
Historical weighted average number of Ikena common stock outstanding, after giving effect to the approved one-for-twelve reverse stock split of Ikena common stock	4,021,458	4,021,458
Shares of Ikena common stock issued in connection with the conversion of Ikena’s in-the-money options immediately prior to the First Effective Time, assuming consummation of the Merger as of January 1, 2024, see Note 5(e)	50,469	50,469
Shares of Ikena common stock issued to Legacy Inmagene shareholders upon the First Effective Time, assuming consummation of the Merger as of January 1, 2024 see Note 5(i) (1).	4,601,375	4,601,375
Shares of Ikena common stock issued in connection with the Subscription Agreements, assuming consummation of the Merger and PIPE Financing as of January 1, 2024, see Note 5(j).	2,508,337	2,508,337

Pro forma combined weighted average number of common shares outstanding	11,181,639	11,181,639

Net loss per share attributable to stockholders	$(2.21)	$(8.77)

(1)

Represents the estimated shares of Ikena common stock expected to be issued to Legacy Inmagene shareholders at the First Effective Time which is based on the Exchange Ratio of 0.0030510 and a reverse stock split ratio of 1:12, excluding the outstanding Legacy Inmagene share options at the First Effective Time that will be converted into the right to receive 484,707 shares of Ikena Common Stock, based on 158,875,852 Legacy Inmagene ordinary share options outstanding, and the Exchange Ratio of 0.0030510, as including the outstanding ordinary share options would be anti-dilutive.

IMAGENEBIO, INC.’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion contains forward-looking statements that involve risks and uncertainties, such as statements regarding our plans, objectives, expectations, intentions and projections. Our actual results could differ materially from those described in or implied by these forward-looking statements. Factors that could cause or contribute to these differences include, but are not limited to, those discussed below and elsewhere in the Registration Statement, particularly in the sections titled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.” We do not intend, and undertake no obligation, to update these forward-looking statements, except as required by law.

Unless otherwise stated or the context otherwise requires, the references to the “Company,” “we,” “our,” or “us” refer to Inmagene Biopharmaceuticals together with its consolidated subsidiaries prior to the Merger and to ImageneBio, Inc. together with its consolidated subsidiaries following the Merger, references to “Ikena” refer to Ikena Oncology, Inc. prior to the Merger and references to “Legacy Inmagene” refer to Inmagene Biopharmaceuticals together with its consolidated subsidiaries prior to the Merger.

Management’s discussion and analysis of the financial condition and results of operation of Legacy Inmagene as of and for the three and six months ended June 30, 2025 is set forth below.

While the legal acquirer in the Merger was Ikena, for financial accounting and reporting purposes under U.S. GAAP, Legacy Inmagene was the accounting acquirer and the Merger was accounted for as a “reverse recapitalization.” A reverse recapitalization (i.e., a capital transaction involving the issuance of stock by Ikena for Imagene Shares) does not result in a new basis of accounting, and the consolidated financial statements of the combined entity will represent the continuation of the financial statements of Legacy Inmagene in many respects. Accordingly, the assets, liabilities and results of operations of Legacy Inmagene became the historical financial statements of the Company, and Ikena’s assets, liabilities and results of operations were consolidated with those of Legacy Inmagene beginning on the acquisition date of July 25, 2025. Operations prior to the Merger will be presented as those of Legacy Inmagene in future reports.

Overview

We are a clinical-stage biopharmaceutical company focused on developing innovative and differentiated therapies for autoimmune, I&I indications. Our lead asset IMG-007 is a non-depleting anti-OX40 monoclonal antibody, which binds specifically to OX40 receptor on activated T cells to block their binding to OX40L. IMG-007 is being developed to potentially treat multiple I&I diseases and disorders, with initial evaluation in AD. In our Phase 1b/2a clinical POC trial, four-week treatment with IMG-007 resulted in marked clinical activity which sustained up to 24 weeks based on multiple outcome measures. In addition, durable inhibition serum inflammatory markers of diverse Th cells, including Th1, Th2 and Th17 cells was observed IMG-007 was well-tolerated overall. The cumulative clinical and pharmacodynamic activity of IMG-007 coupled with the safety profile observed to date have support further clinical development.

Since inception, we have devoted substantially all of our resources to advancing the development of our portfolio of programs, organizing and staffing the Company, business planning, raising capital, and providing general and administrative support for these operations. We do not have any programs approved for sale and have not generated any revenue from product sales. To date, we have funded our operations primarily with proceeds from the issuance of preferred shares, licensing agreements, and term loans.

We have incurred operating losses since inception. Our ability to generate product revenue sufficient to achieve profitability will depend heavily on the successful development and eventual commercialization of any programs we may develop. We generated net losses of $7.6 million and $6.3 million for the three months ended June 30, 2025 and 2024, respectively, and $13.7 million and $28.6 million for the six months ended June 30,

2025 and 2024, respectively. As of June 30, 2025, we had an accumulated deficit of $197.5 million. We expect to continue to incur significantly increased expenses for the foreseeable future if and as we:

•	advance our research and development and discovery-related development of existing and future IMG-007 programs, including potential expansion into additional indications;

•	seek and identify additional research programs and product candidates, and initiate discovery-related activities and preclinical studies for those programs;

•	complete future preclinical studies for our pipeline;

•	pursue investigational new drug applications or comparable foreign applications that allow commencement of our planned clinical trials or future clinical trials for any programs we may develop;

•	initiate enrollment and successfully complete clinical trials;

•

pursue positive results from our ongoing and future clinical trials that support a finding of safety and effectiveness, an acceptable risk- benefit profile in the intended populations and a competitive efficacy, safety and half-life profile;

•	hire research and development, clinical, manufacturing and commercial personnel;

•	add operational, financial and management information systems and personnel;

•	experience any delays, challenges, or other issues associated with the preclinical and clinical development of our programs, including with respect to our regulatory strategies;

•

develop, maintain and enhance a sustainable, scalable, reproducible and transferable clinical and cGMP capabilities through a third-party or our own manufacturing facility for the programs we may develop;

•	seek, obtain and maintain regulatory approvals for any product candidates for which we successfully complete clinical trials;

•	establish a sales, marketing and distribution infrastructure to commercialize any programs for which we may obtain regulatory approval;

•	generate revenue from commercial sales of product candidates for which we receive regulatory approval, if any;

•	maintain the safety, tolerability and efficacy profile of any product we may develop in additional indications following approval in one indication;

•

maintain, expand, enforce, defend and protect our intellectual property portfolio and other intellectual property protection or regulatory exclusivity for any products we may develop and defend any intellectual property-related claims;

•	further acquire or in-license product candidates or programs, intellectual property and technologies;

•	maintain our current collaboration and establish and maintain any future collaborations, including making milestone, royalty or other payments thereunder; and

•

incur additional costs of operating as a public company, including increased costs of audit, legal, regulatory and tax-related services associated with maintaining compliance with an exchange listing and SEC requirements, director and officer insurance premiums and investor and public relations costs.

Any changes in the outcome of any of these variables with respect to the development of programs that we may identify could mean a significant change in the costs and timing associated with the development of such programs. For example, if the FDA or another comparable regulatory authority were to require us to conduct clinical trials beyond those that we currently anticipate will be required to complete clinical development and obtain regulatory approval of one or more of our product candidates, or if we experience significant delays in our preclinical studies or clinical trials, we would be required to expend significant additional financial resources and time to advance and complete clinical development. We may never obtain regulatory approval for IMG-007 or any future product candidate.

We will not generate revenue from product sales unless and until we successfully initiate and complete clinical development and obtain regulatory approval for IMG-007 and any future product candidates. If we obtain regulatory approval for IMG-007 or any future product candidate and do not enter into a commercialization partnership, we expect to incur significant expenses related to developing our commercialization capability to support product sales, manufacturing, marketing and distribution.

As a result of all the foregoing, we expect to need substantial additional funding to support our continued operations and growth strategy. Until such a time as we can generate significant revenue from product sales, if ever, we expect to finance our operations through the sale of equity, debt financings or other capital sources, including collaborations with other companies or other strategic transactions. We may be unable to raise additional funds or enter into such other agreements on favorable terms, or at all. If we fail to raise capital or enter into such agreements as, and when, needed, we may have to significantly delay, scale back or discontinue the development and commercialization of IMG-007 or any future product candidate.

Because of the numerous risks associated with product development, we are unable to accurately predict the timing or amount of increased expenses or when or if we will be able to achieve or maintain profitability. Even if we are able to generate product sales, we may not become profitable. If we fail to become profitable or are unable to sustain profitability on a continuing basis, then we may be unable to continue our operations at planned levels and be forced to reduce or terminate our operations.

See the section titled “—Liquidity and Capital Resources” below.

Recent Developments

On December 23, 2024, Ikena, Merger Sub I, Merger Sub II and Legacy Inmagene entered into the Merger Agreement, pursuant to which, among other matters, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub I merged with and into Legacy Inmagene, with Legacy Inmagene surviving as a wholly owned subsidiary of Ikena, and immediately after, the surviving entity merged with and into Merger Sub II, with Merger Sub II surviving as a wholly owned subsidiary of Ikena. In connection with the Merger, Ikena changed its corporate name to “ImageneBio, Inc.” and Merger Sub II changed its name to “Imagene Biopharmaceuticals.” On July 25, 2025, Ikena completed its Merger with us and changed its name from Ikena Oncology, Inc. to ImageneBio, Inc.

After the date of the second quarter ending June 30, 2025, pursuant to the terms of the Merger Agreement, and prior to the closing of the Merger, we divested all of our pre-Merger assets other than IMG-007 and sold and transferred all of the business related assets, business and operations controlled by us (the “Non-OX40 Business”) to Miragene Inc, a newly formed private company and wholly owned subsidiary of Legacy Inmagene (“SellCo”). As part of the transaction (the “Legacy Asset Transaction”), Miragene Co, a newly formed private company (“Miragene”) purchased from us all of the outstanding share capital of SellCo in exchange for a promissory note in the amount of $8.9 million issued by Miragene to us. As a result, IMG-007, a non-depleting anti-OX40 monoclonal antibody, for the treatment of AD and other potential indications, is our only product candidate in clinical development and the only product candidate we plan to initially develop.

Our legacy shareholders own and control Miragene. In connection with the Legacy Asset Transaction, we entered into a transition services agreement (the “Transition Services Agreement”) with SellCo for the provision of certain transitional services related to the ongoing operations of our business with respect to the IMG-007 program, which may include services related to chemistry, manufacturing and controls, regulatory affairs, clinical trial support and operations, translational science research and support, bioanalytics and pharmacovigilance. The initial term of the Transition Services Agreement is six months, which shall be automatically extended for an additional six months unless we provide written notice to terminate. We may extend the term for up to an additional 12 months upon a 60-day written notice prior to the end of the initial term. We paid SellCo $1.25 million as a prepayment for the services to be provided during the initial term. Up to

$1.25 million may be payable if the initial term is automatically extended. If we extend the Transition Services Agreement beyond the initial term, SellCo will provide services at an annual FTE rate of $200,000.

Impact of General Economic Risk Factors on our Operations

Uncertainty in the global economy presents significant risks to our business. We are subject to continuing risks and uncertainties in connection with the current macroeconomic environment, including elevated and fluctuating inflation, fluctuating interest rates, new or increased tariffs and other barriers to trade, changes to fiscal and monetary policy, changes in government regulatory policies, or government budget dynamics (particularly in the pharmaceutical and biotech areas), geopolitical factors, and supply chain disruptions. While we are closely monitoring the impact of the current macroeconomic and geopolitical conditions on all aspects of our business, including the impacts on participants in any future clinical trials and our employees, suppliers, vendors and business partners and our future access to capital, the ultimate extent of the impact on our business remains highly uncertain and will depend on future developments and factors that continue to evolve. Most of these developments and factors are outside of our control and could exist for an extended period of time. We will continue to evaluate the nature and extent of the potential impacts to our business, results of operations, liquidity and capital resources.

Components of Results of Operations

License Revenue

We have not generated any revenue from product sales. Our revenue has been derived from license payments under collaboration and license agreements.

Operating Expenses

Our operating expenses consist of (i) research and development expenses and (ii) general and administrative expenses.

Research and Development

Research and development expenses consist primarily of costs incurred in connection with the research and development of our programs. These expenses include:

•

external research and development expenses incurred under arrangements with third parties, such as contract research organizations (“CROs”), consultants, members of our scientific and therapeutic advisory boards, and contract manufacturing organizations (“CMOs”);

•	employee-related expenses, including salaries, benefits, travel, and share-based compensation;

•

facilities, depreciation and other allocated expenses, which include direct and allocated expenses for rent and maintenance of facilities, depreciation of leasehold improvements and equipment, and laboratory supplies;

•	license and sub-license fees; and

•	gains and losses on disposal of research and development property and equipment.

We expense research and development costs as incurred. Costs of certain activities are recognized based on an evaluation of the progress to completion of specific tasks. However, payments made prior to the receipt of goods or services that will be used or rendered for future research and development activities are deferred and capitalized as research and development prepaid expenses on our condensed consolidated balance sheets. The capitalized amounts are recognized as expense as the goods are delivered or services are performed. The successful development of any future product candidates is highly uncertain. Therefore, we cannot reasonably estimate or know the nature, timing and estimated costs of the efforts that would be necessary to complete the potential development and commercialization of any future product candidates.

General and Administrative

General and administrative expenses consist primarily of personnel-related expenses, including salaries, bonuses, benefits and share-based compensation, for individuals in our executive, finance, operations, human resources, business development and other administrative functions. Other significant general and administrative expenses include legal fees relating to corporate matters and patent-related activities, allocated facilities and other overhead costs, including insurance and information technology, and professional and consulting fees associated with accounting, audit, tax and investor and public relations.

We expect our general and administrative expenses to increase over the next several years as we continue our research and development activities, prepare for potential commercialization of IMG-007 and any future product candidates, as well as expand our operations and begin operating as a public company following the Merger. These increases will likely include increases related to the hiring of additional personnel and legal, regulatory and other fees and services associated with maintaining compliance with listing rules and SEC requirements, director and officer insurance premiums and investor relations costs associated with being a public company.

Interest (Expense) Income

Interest (expense) income consists of the accrued interest on the Term Loan Advances from Ikena to us (as defined in Note 4 to our unaudited condensed consolidated financial statements appearing elsewhere in this prospectus) and interest earned on cash, cash equivalents and short-term investments.

Other Income, Net

Other income, net primarily relates to government assistance in the form of grants for qualifying property and equipment, and gains and losses resulting from foreign currency transactions which are denominated in currencies other than the functional currency.

Income Taxes

There was no income tax provision for the six months ended June 30, 2025 and 2024. We have recorded a full valuation allowance against our net deferred tax assets at each balance sheet date, as we believe that it is not more likely than not that no benefit will be realized due to the cumulative losses generated to date and expectation of future losses.

Legacy Inmagene’s Results of Operations

Comparison of the Three Months Ended June 30, 2025 and 2024

The following table summarizes our results of operations for the three months ended June 30, 2025 and 2024 (in thousands):

	For the Three Months Ended June 30
	2025	2024	Change $	Change %
License revenue	$—	$—	$—	0%
Operating expenses:
Research and development	5,654	4,476	1,178	26%
General and administrative	1,705	1,909	(204)	(11)%

Total operating expenses	7,359	6,385	974	15%

Loss from operations	(7,359)	(6,385)	(974)	15%

	For the Three Months Ended June 30
	2025	2024	Change $	Change %
Other income (expense):
Interest (expense) income	(194)	298	(492)	(165)%
Other expense, net	(32)	(172)	140	(81)%

Total other (expense) income, net	(226)	126	(352)	(279)%

Loss before income taxes	(7,585)	(6,259)	(1,326)	21%
Provision for income taxes	—	—	—	0%

Net loss	$(7,585)	$(6,259)	$(1,326)	21%

License Revenue

There was no license revenue for the three months ended June 30, 2025 and 2024.

Research and Development Expenses

Research and development expenses for the three months ended June 30, 2025 were $5.7 million compared to $4.5 million for the three months ended June 30, 2024. The increase of $1.2 million was primarily due to a $1.5 million increase in clinical CRO costs due to a new study for IMG-007 AD Phase 2b that was launched in the first quarter of 2025, while most of the clinical studies in the prior year were completed in the second quarter of the prior year. The increase was slightly offset by a $0.3 million decrease in compensation and related costs resulting from decreased headcount in research and development staff.

General and Administrative Expenses

General and administrative expenses for the three months ended June 30, 2025 were $1.7 million compared to $1.9 million for the three months ended June 30, 2024. The decrease was primarily a result of $0.2 million lower data storage fees due to less business development activities compared to the prior year period and a $0.4 million decrease of lease and depreciation costs in line with the Hangzhou Lab closure. These cost reductions were partially offset by the increased professional fees related to the contemplated merger with Ikena of $0.4 million.

Interest (Expense) Income

Interest (expense) income for the three months ended June 30, 2025 was ($0.2 million) compared to $0.3 million for the three months ended June 30, 2024. The decrease of $0.5 million was primarily due to $0.4 million of interest expense recorded on the initial Term Loan Advance, which was borrowed in December 2024.

Other Expense, Net

Other expense, net for the three months ended June 30, 2025 was $0.1 million compared to $0.2 million for the three months ended June 30, 2024. The decrease of $0.1 million was primarily due to fluctuations in the exchange rates of transactions denominated in foreign currencies.

Comparison of the Six Months Ended June 30, 2025 and 2024

The following table summarizes our results of operations for the six months ended June 30, 2025 and 2024 (in thousands):

	For the Six Months Ended June 30
	2025	2024	Change $	Change %
License revenue	$800	$—	$800	100%
Operating expenses:
Research and development	9,693	24,465	(14,772)	(60)%
General and administrative	4,460	4,357	103	2%
Total operating expenses	14,153	28,822	(14,669)	(51)%
Loss from operations	(13,353)	(28,822)	15,469	(54)%
Other income (expense)
Interest (expense) income	(313)	298	(611)	(205)%
Other income (expense), net	4	(49)	53	(108)%
Total other (expense) income, net	(309)	249	(558)	(224)%
Loss before income taxes	(13,662)	(28,573)	14,911	(52)%
Provision for income taxes	—	—	—	0%
Net loss	$(13,622)	$(28,573)	$14,911	(52)%

Licensing Revenue

Licensing revenue for the six months ended June 30, 2025 was $0.8 million which resulted from a non-refundable payment from the IMG-008 Agreement (as defined in Note 9 to our unaudited condensed consolidated financial statements appearing elsewhere in this prospectus). For the six months ended June 30, 2024, there was no license revenue.

Research and Development Expenses

Research and development expenses for the six months ended June 30, 2025 were $9.7 million compared to $24.5 million for the six months ended June 30, 2024. The decrease of $14.8 million is a result of a $14.0 million decrease in research and development expense related to the exercise of our option under the Hutchmed Agreement in the prior year. Staff compensation also decreased by $0.7 million because of a decrease in research and development headcount.

General and Administrative Expenses

General and administrative expenses for the six months ended June 30, 2025 and 2024 was $4.4 million. The general and administrative expenses remained flat period over period as increased professional fees were offset by the decreased lease and depreciation costs related to the Hangzhou Lab closure.

Interest (Expense) Income

Interest (expense) income for the six months ended June 30, 2025 was ($0.3 million) compared to $0.3 million for the six months ended June 30, 2024. The decrease of $0.6 million was primarily due to $0.4 million of interest recorded on the initial Term Loan Advance, which was borrowed in December 2024. An additional decrease of $0.2 million was a result of lower interest income of short-term investments due to the lower investment balance compared to the prior year.

Other Income (Expense), Net

Other income (expense), net was insignificant for the six months ended June 30, 2025 and 2024.

Legacy Inmagene’s Liquidity and Capital Resources

Sources of Liquidity

We have incurred recurring losses and negative cash flows from operations since our inception. We have not yet commercialized any products and do not expect to generate revenue from sales of any product candidates for several years, if ever. To date, we have financed our operations primarily through (i) the issuance and sale of preferred shares of Legacy Inmagene and (ii) as discussed above in “—Recent Developments,” Legacy Inmagene’s Merger with Ikena in July 2025.

Concurrently with the execution of the Merger Agreement, Ikena entered into the Subscription Agreement with the PIPE Investors to which, following the closing of the Merger, the PIPE Investors subscribed for and purchased, and Ikena issued and sold to the PIPE Investors, an aggregate of 2,508,337 shares of Ikena Common Stock for gross proceeds of approximately $75.0 million. The net proceeds from the PIPE Financing are expected to advance our discovery and clinical phase pipeline, business development activities, working capital, and other general corporate purposes.

Concurrent with the execution of the Merger Agreement, Legacy Inmagene and Ikena entered into a Loan and Security Agreement (the “Loan Agreement”), pursuant to which Ikena agreed to lend up to $22.5 million in Term Loan Advances in increments of at least $7.5 million, subject to certain drawdown conditions, of which the first advance of $7.5 million was funded in December 2024. In April 2025, we received a second advance of $7.5 million and in May 2025, we received the third advance of $7.5 million (see Note 4 to our unaudited condensed consolidated financial statements appearing elsewhere in this prospectus). As of June 30, 2025, we cannot draw any additional Term Loan Advances. The Term Loan Advances bore interest, on the outstanding daily balance thereof, at a rate equal to 6.0% per annum. The Term Loan Advances were secured by all of our assets and our subsidiaries in respect of anti-OX40 monoclonal antibody asset, IMG-007. Upon consummation of the Merger on July 25, 2025, all Obligations (as defined in the Loan Agreement) were automatically forgiven, and the Loan Agreement terminated.

For the three months ended June 30, 2025, we incurred a net loss of $7.6 million and used $11.9 million of cash in operating activities. For the six months ended June 30, 2025, we incurred a net loss of $13.7 million and used $19.1 million of cash in operating activities. As of June 30, 2025, we had an accumulated deficit of $197.5 million and cash and cash equivalents of $6.0 million. In July 2025, Legacy Inmagene received $95.2 million in cash and cash equivalents from Ikena and aggregate gross proceeds of $75.0 million from the PIPE Financing in connection with the closing of the Merger.

Future Funding Requirements

Since inception, we have devoted substantially all of our resources to advancing the development of our portfolio of programs, organizing and staffing the Company, business planning, raising capital, and providing general and administrative support for these operations. Legacy Inmagene has incurred significant operating losses since its inception, and management has determined that our capital resources as of June 30, 2025 will not be sufficient to fund our planned operations for at least one year from the issuance date of our unaudited condensed financial statement as of and for the six months ended June 30, 2025 (as filed as Exhibit 99.4 to our Form 8-K/A, filed with the SEC on August 12, 2025), which raises substantial doubt as to our ability to continue as a going concern. In July 2025, as further discussed above, Legacy Inmagene completed its Merger with Ikena, through which it received approximately $95.2 million in cash and cash equivalents from Ikena and aggregate gross proceeds of $75.0 million from the PIPE Financing in connection with the closing of the Merger.

Current and future programs will require significant research and development efforts, including preclinical and clinical trials, and regulatory approvals for commercialization. These efforts require significant amounts of additional capital, adequate personnel, and infrastructure. Even if our development efforts are successful, it is uncertain when, if ever, we will realize significant revenue from product sales. If we obtain regulatory approval for any of our product candidates and start to generate revenue, we expect to incur significant expenses related to developing our internal commercialization capability to support product sales, marketing, and distribution.

As a result, we will need substantial additional funding to support our operating activities as we advance our product candidates through development, seek regulatory approval, and prepare for and, if any of our product candidates are approved, proceed to commercialization. Until such time as we can generate significant revenue from product sales, if ever, we expect to finance our operating activities through a combination of equity offerings, government of private party grants, debt financings and license and collaboration agreements. Adequate funding may not be available to us on acceptable terms, or at all.

If we are unable to obtain additional funding, we will assess our capital resources and may be required to delay, reduce the scope of, or eliminate some or all of our planned operations, which may have a material adverse effect on our business, financial condition, results of operations. Our unaudited condensed consolidated financial statements do not include any adjustments that may result if we are not able to continue as a going concern. For additional information see the section titled “Risk Factors—We will need to obtain substantial additional funding to complete the development and any commercialization of IMG-007 and any future product candidates, which may cause dilution to our stockholders. If we are unable to raise this capital when needed, we may be forced to delay, reduce or eliminate our research and development programs or other operations.”

Cash Flows

Comparison of the Six Months Ended June 30, 2025 and 2024

The following table sets forth a summary of the net cash flow activity for the six months ended June 30, 2025 and 2024 (in thousands):

	Six Months Ended June,
	2025	2024
Net cash used in operating activities	$(19,131)	$(15,138)
Net cash provided by investing activities	—	10,151
Net cash provided by financing activities	13,044	—
Effects of exchange rates on cash and cash equivalents	(10)	4

Net (decrease) increase in cash and cash equivalents	$(6,097)	$(4,983)

Operating Activities

Net cash used in operating activities for the six months ended June 30, 2025 was $19.1 million, consisting primarily of net loss incurred during the period of $13.7 million and a net change of $6.1 million in our operating assets and liabilities, partially offset by non-cash charges of $0.6 million. The non-cash charges included $0.4 million in non-cash interest expense and $0.2 million of amortization of right-of-use assets. The net change in operating assets and liabilities primarily related to a $5.9 million increase in prepaid expenses and other current assets, a $1.9 million decrease in accrued expenses and other current liabilities, and a $0.1 million decrease in operating lease liabilities, slightly offset by a $0.3 million increase in accounts payable and a $0.1 million decrease in other noncurrent assets.

Net cash used in operating activities for the six months ended June 30, 2024, was $15.1 million, consisting primarily of net loss incurred during the period of $28.6 million and a net change of $1.7 million in our operating assets and liabilities, partially offset by $15.3 million in non-cash charges. The non-cash charges included $14.0 million of non-cash research and development expense for the commitment of ordinary shares related to the Hutchmed Agreement, $1.1 million in depreciation and amortization and $0.2 million of amortization of right-of-use assets. The net change in operating assets and liabilities primarily related to a $2.0 million decrease in accrued expenses and other current liabilities, a $0.3 million decrease in operating lease liabilities and $0.3 million increase in prepaid expenses and other current assets, partially offset by a $0.7 million increase in accounts payable and a $0.1 million decrease in other non-current assets.

Investing Activities

Net cash provided by investing activities for the six months ended June 30, 2025 was zero.

Net cash provided by investing activities for the six months ended June 30, 2024 was $10.2 million and was attributed to maturities and sales of short-term investments.

Financing Activities

Net cash provided by financing activities for the six months ended June 30, 2025 was $13.0 million, consisting primarily of $15.0 million of proceeds from the Term Loan, slightly offset by $2.0 million paid for deferred offering costs related to the contemplated merger with Ikena.

Net cash provided by financing activities for the six months ended June 30, 2024 was zero.

Contractual Obligations and Other Commitments

We have entered into contracts in the normal course of business with suppliers, CROs, CMOs, and clinical trial sites. These agreements provide for termination at the request of either party generally with less than one-year notice and, therefore, we believe that our non-cancelable obligations under these agreements are not material. We do not currently expect any of these agreements to be terminated and did not have any non-cancelable obligations under these agreements as of the six months ended June 30, 2025.

We have milestones, royalties and/or other payments due to third parties under our existing license and collaboration agreements. See Note 9 to our unaudited condensed consolidated financial statements appearing elsewhere in this prospectus. We cannot estimate when such payments will be due, and none of these events were probable to occur as of June 30, 2025.

Lease Obligations

As of June 30, 2025, we had two existing leases for office facilities in the United States and China. These leases are classified as operating lease agreements that expire at various dates from November 2025 through December 2026. Our leases do not include options to terminate prior to the expiration date.

The United States lease agreement contains scheduled rent increases over the lease term. Under the terms of the lease agreements, we are responsible for certain property management fees, taxes, and common area maintenance expenses.

Future minimum commitments under these leases are $0.4 million as of June 30, 2025 of which $0.1 million is due in less than 12 months, and $0.3 million is due in greater than 12 months.

Term Loan

Concurrently with the execution of the Merger Agreement, we received $7.5 million of the initial Term Loan Advance in December 2024. The Term Loan Advances bore interest, on the outstanding daily balance thereof, at a rate of 6.0% per annum.

Under the Loan Agreement, we cannot draw any additional Term Loan Advances as of June 30, 2025. The first tranche of $7.5 million was taken in December 2024, the second tranche of $7.5 million was taken in April 2025 and the third tranche of $7.5 million was taken in May 2025. We recorded the initial Term Loan Advance as a current liability as the initial Term Loan Advance would mature and become due and payable six months from the termination of the Merger Agreement should the Merger be terminated. Upon consummation of the

Merger, all unpaid Obligations (as defined in the Loan Agreement), including the loan principal and any accrued but unpaid interest, was automatically forgiven. We did not incur any loan fees to establish this loan. As of June 30, 2025, the outstanding principal balance from the initial Term Loan Advance of $22.5 million and the corresponding accrued interest of $0.4 million were included within term loan on the condensed consolidated balance sheet (see Note 4 to our unaudited condensed consolidated financial statements appearing elsewhere in this prospectus).

Critical Accounting Estimates

Our discussion and analysis of our results of operations and liquidity and capital resources are based on our unaudited condensed consolidated financial statements appearing elsewhere in this prospectus which have been prepared in accordance with generally accepted accounting principles in the United States of America. Our significant accounting policies are more fully described in Note 2 to our unaudited condensed consolidated financial statements. The preparation of our unaudited condensed consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, expenses and the related disclosures of contingent liabilities in our condensed consolidated financial statements and accompanying notes. We base our estimates and assumptions on historical experience and other factors that we believe to be reasonable under the circumstances. We evaluate our estimates and judgments on an ongoing basis. Actual results may differ significantly from these estimates under different assumptions, judgments or conditions.

There have been no significant changes in our critical accounting policies and estimates during the six months ended June 30, 2025, as compared to the twelve months ended December 31, 2024.

Revenue Recognition

We recognize revenue in accordance with ASC 606, Revenue from Contracts with Customers (“ASC 606”), which applies to all contracts with customers, except for elements of certain contracts that are within the scope of other standards, such as collaboration arrangements.

Under ASC 606, revenue is recognized when a customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. A customer is a party that has contracted with an entity to obtain goods or services that are an output of the entity’s ordinary activities in exchange for consideration. To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, we perform the following five steps:

(i)	Identify the contract(s) with a customer;

(ii)	Identify the performance obligations in the contract, including whether they are distinct;

(iii)	Determine the transaction price, including the constraint on variable consideration;

(iv)	Allocate the transaction price to the performance obligations in the contract; and

(v)	Recognize revenue when (or as) we satisfy each performance obligation.

We only apply the five- step model to contracts when it is probable that we will collect the consideration we are entitled to in exchange for the goods or services we transfer to the customer. At contract inception, once the contract is determined to be within the scope of ASC 606, we assess the goods or services promised within each contract and determine those that are performance obligations and assess whether each promised good or service is distinct. A performance obligation is a promise in an agreement to transfer a distinct good or service to the customer. If a promised good or service is not distinct, it is combined with other promised goods or services into a performance obligation.

The total consideration which we expect to collect in exchange for our goods or services is an estimate and may be fixed or variable. We constrain the estimated variable consideration when we assess it is probable that a significant reversal in the amount of cumulative revenue recognized may occur in future periods. The transaction price is re-evaluated, including the estimated variable consideration included in the transaction price and all constrained amounts, in each reporting period and as uncertain events are resolved or other changes in circumstances occur. Revenue is recognized when performance obligations in the contracts are satisfied, in the amount reflecting the expected consideration to be received from the goods or services transferred to the customers. Consideration received in advance is recorded as deferred revenue and is recognized when or as the related performance obligation is satisfied. The principal activities from which we generate revenue include licensing agreements and collaboration agreements. License revenue primarily represents amounts earned under agreements that license our intellectual property to other companies. Consideration under these contracts generally includes a nonrefundable upfront payment, development, regulatory and commercial milestones and royalties based on net sales of approved products. Collaboration revenue primarily represents amounts earned under strategic collaboration arrangements with third parties for research and other licenses, development, and commercialization of certain product candidates. Under such arrangements, consideration typically includes fixed consideration in the form of an upfront payment and variable consideration in the form of potential development, regulatory, and commercial milestone payments, license fees, funding of research and development services and preclinical and clinical material, and royalties on net sales of licensed products. See Note 9, “Collaborative Arrangements and Licensing Agreements” to our unaudited condensed consolidated financial statements appearing elsewhere in this prospectus.

Research and Development Expenses

Our research and development expenses include estimates of our expenses resulting from obligations under contracts with vendors, consultants and CROs in connection with conducting research and development activities. The financial terms of these contracts are subject to negotiations, which vary from contract to contract and may result in payment flows that do not match the periods over which materials or services are provided under such contracts. We reflect research and development expenses in our condensed consolidated financial statements by matching those expenses with the period in which services and efforts are expended. We account for these expenses according to the progress of the preclinical or clinical study as measured by the timing of various aspects of the study or related activities. We determine clinical trial cost estimates through review of the underlying contracts along with preparation of financial models taking into account discussions with research and other key personnel and outsider service providers as to the progress of studies or other services being conducted. During the course of a study, we adjust our rate of expense recognition if actual results differ from estimates on a cumulative catch-up basis.

Share-Based Compensation

We measure share-based compensation expense for all share-based awards with service-based and performance-based vesting conditions at the grant date based on the fair value measurement of the award. Compensation expense for service-based awards is recognized over the requisite service period, which is generally the vesting period of the respective award. We use the straight-line method to record the expense of awards with service-based vesting conditions. We use the graded-vesting method to record the expense of awards with both service-based and performance-based vesting conditions, commencing when achievement of the performance condition becomes probable. Expense is adjusted for actual forfeitures of unvested awards as they occur. Prior to the Merger, we calculated the fair value measurement of share options using the Black-Scholes-Merton option-pricing valuation model (“Black-Scholes model”). The Black-Scholes model requires the use of subjective and complex assumptions, which determine the fair value of share-based awards, including the option’s expected term and the price volatility of the underlying shares. We calculate the fair value of options granted by using the Black-Scholes model with assumptions below.

•

Fair value of ordinary shares: The fair value of our ordinary shares is determined on a periodic basis, as determined by our Board, with the assistance of an independent third-party valuation expert. These valuations are determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Technical Practice Aid (Valuation of Privately-Held- Company Equity

Securities Issued as Compensation). The assumptions underlying these valuations represent management’s best estimates, which involved inherent uncertainties and the application of significant levels of management judgment. Management considers, among other things, our business, financial condition and results of operations, including related industry trends affecting its operations; the likelihood of achieving a liquidity event, such as an initial public offering (“IPO”), or sale, given prevailing market conditions; the lack of marketability of our ordinary shares; the market performance of comparable publicly traded companies; and U.S. and global economic and capital market conditions.

•

Risk-free interest rate: We base the risk-free interest rate assumption on the U.S. Treasury’s rates for U.S. Treasury zero-coupon bonds with maturities similar to those of the expected term of the award being valued.

•

Expected volatility: The expected volatility assumption is based on volatilities of a peer group of similar companies whose share prices are publicly available. The peer group was developed based on companies in the clinical stage biopharmaceutical industry.

•

Expected term: The expected term represents the period of time that options are expected to be outstanding. Because we do not have historical exercise behavior, it determines the expected term assumption using the simplified method, which is an average of the contractual term of the option and its vesting period.

•	Expected dividend yield: We base the expected dividend yield assumption on the fact that it has never paid cash dividends and has no present intention to pay cash dividends.

Recent Accounting Pronouncements

For this information, refer to Note 2 of our unaudited condensed consolidated financial statements appearing elsewhere in this prospectus.

Off-Balance Sheet Arrangements

During the periods presented, we did not have, nor do we currently have, any off-balance sheet arrangements as defined in the rules and regulations of the SEC.

INMAGENE BIOPHARMACEUTICALS’ MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion contains forward-looking statements that involve risks and uncertainties, such as statements regarding our plans, objectives, expectations, intentions and projections. Our actual results could differ materially from those described in or implied by these forward-looking statements. Factors that could cause or contribute to these differences include, but are not limited to, those discussed below and elsewhere in the Registration Statement, particularly in the sections titled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.” We do not intend, and undertake no obligation, to update these forward-looking statements, except as required by law.

Unless otherwise stated or the context otherwise requires, the references in this section to the “Company,” “Legacy Inmagene,” “we,” “our,” or “us” refer to Inmagene Biopharmaceuticals together with its consolidated subsidiaries prior to the Merger.

Management’s discussion and analysis of the financial condition and results of operation of Legacy Inmagene as of and for the year ended December 31, 2024 and reflects the discussion and analysis of management of Legacy Inmagene as of June 11, 2025, the effective date of Ikena’s Registration Statement on Form S-4 related to the Merger, without giving effect to any updates following the closing of the Merger. For a more recent management’s discussion and analysis of the financial condition and results of operation of Legacy Inmagene and, following the consummation of the Merger, ImageneBio, Inc., please see the section titled “ImageneBio, Inc.’s Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Overview

We are a clinical-stage biopharmaceutical company focused on developing innovative and differentiated therapies for immunological and inflammatory (“I&I”) diseases. Our lead asset IMG-007 is a non-depleting anti-OX40 monoclonal antibody, which binds specifically to OX40 receptor on activated T cells to block their binding to OX40L without killing them. IMG-007 is being developed to potentially treat multiple I&I disorders, and initially being evaluated in atopic dermatitis (“AD”). In January 2025, we reported that in our Phase 2a AD POC trial, four-week treatment with IMG-007 result in a rapid onset, marked, and durable clinical activity based on multiple outcome measures. In addition, durable inhibition serum inflammatory markers of diverse Th cells, including Th1, Th2 and Th17 cells, were observed. IMG-007 was overall well-tolerated.

Since inception, we have devoted substantially all of our resources to advancing the development of our portfolio of programs, organizing and staffing the Company, business planning, raising capital, and providing general and administrative support for these operations. We do not have any programs approved for sale and have not generated any revenue from product sales. To date, we have funded our operations primarily with proceeds from the issuance of preferred shares, licensing agreements, and term loans.

We have incurred operating losses since inception. Our ability to generate product revenue sufficient to achieve profitability will depend heavily on the successful development and eventual commercialization of any programs we may develop. We generated net losses of $36.6 million for the year ended December 31, 2024. As of December 31, 2024, we had an accumulated deficit of $179.9 million. We expect to continue to incur significantly increased expenses for the foreseeable future if and as we:

•	advance our research and development and discovery-related development of existing and future IMG-007 programs, including potential expansion into additional indications;

•	seek and identify additional research programs and product candidates, and initiate discovery-related activities and preclinical studies for those programs;

•	complete future preclinical studies for our pipeline;

•	pursue investigational new drug applications or comparable foreign applications that allow commencement of our planned clinical trials or future clinical trials for any programs we may develop;

•	initiate enrollment and successfully complete clinical trials;

•

pursue positive results from our ongoing and future clinical trials that support a finding of safety and effectiveness, an acceptable risk-benefit profile in the intended populations and a competitive efficacy, safety and half-life profile;

•	hire research and development, clinical, manufacturing and commercial personnel;

•	add operational, financial and management information systems and personnel;

•	experience any delays, challenges, or other issues associated with the preclinical and clinical development of our programs, including with respect to our regulatory strategies;

•

develop, maintain and enhance a sustainable, scalable, reproducible and transferable clinical and cGMP capabilities through a third-party or our own manufacturing facility for the programs we may develop;

•	seek, obtain and maintain regulatory approvals for any product candidates for which we successfully complete clinical trials;

•	establish a sales, marketing and distribution infrastructure to commercialize any programs for which we may obtain regulatory approval;

•	generate revenue from commercial sales of product candidates for which we receive regulatory approval, if any;

•	maintain the safety, tolerability and efficacy profile of any product we may develop in additional indications following approval in one indication;

•

maintain, expand, enforce, defend and protect our intellectual property portfolio and other intellectual property protection or regulatory exclusivity for any products we may develop and defend any intellectual property-related claims;

•	further acquire or in-license product candidates or programs, intellectual property and technologies;

•	maintain our current collaboration and establish and maintain any future collaborations, including making milestone, royalty or other payments thereunder; and

•

incur additional costs of operating as a public company, including increased costs of audit, legal, regulatory and tax-related services associated with maintaining compliance with an exchange listing and SEC requirements, director and officer insurance premiums and investor and public relations costs.

Any changes in the outcome of any of these variables with respect to the development of programs that we may identify could mean a significant change in the costs and timing associated with the development of such programs. For example, if the FDA or another comparable regulatory authority were to require us to conduct clinical trials beyond those that we currently anticipate will be required to complete clinical development and obtain regulatory approval of one or more of our product candidates, or if we experience significant delays in our preclinical studies or clinical trials, we would be required to expend significant additional financial resources and time to advance and complete clinical development. We may never obtain regulatory approval for IMG-007 or any future product candidate.

We will not generate revenue from product sales unless and until we successfully initiate and complete clinical development and obtain regulatory approval for IMG-007 and any future product candidates. If we obtain regulatory approval for IMG-007 or any future product candidate and do not enter into a commercialization partnership, we expect to incur significant expenses related to developing our commercialization capability to support product sales, manufacturing, marketing, and distribution.

As a result of all the foregoing, we expect to need substantial additional funding to support our continued operations and growth strategy. Until such a time as we can generate significant revenue from product sales, if ever, we expect to finance our operations through the sale of equity, debt financings or other capital sources, including collaborations with other companies or other strategic transactions. We may be unable to raise additional funds or enter into such other agreements on favorable terms, or at all. If we fail to raise capital or enter into such agreements as, and when, needed, we may have to significantly delay, scale back or discontinue the development and commercialization of IMG-007 or any future product candidate.

Because of the numerous risks associated with product development, we are unable to accurately predict the timing or amount of increased expenses or when or if we will be able to achieve or maintain profitability. Even if we are able to generate product sales, we may not become profitable. If we fail to become profitable or are unable to sustain profitability on a continuing basis, then we may be unable to continue our operations at planned levels and be forced to reduce or terminate our operations.

See the sections titled “—Liquidity and Capital Resources” below.

Recent Developments

On December 23, 2024, Ikena, Merger Sub I, Merger Sub II and Legacy Inmagene entered into the Merger Agreement, pursuant to which, among other matters, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub I merged with and into Legacy Inmagene, with Legacy Inmagene surviving as a wholly owned subsidiary of Ikena, and immediately after, the surviving entity will merge with and into Merger Sub II, with Merger Sub II surviving as a wholly owned subsidiary of Ikena. In connection with the Merger, Ikena will change its corporate name to “ImageneBio, Inc.” and Merger Sub II will change its name to “Imagene Biopharmaceuticals.” The combined company will be led by individuals mutually agreed upon by Inmagene and Ikena (and not from either Inmagene or Ikena in the case of the chief executive officer).

Pursuant to the terms of the Merger Agreement, prior to the closing of the Merger Legacy Inmagene may engage in the sale, license, transfer, spinout, divestiture or other monetization transaction (i.e., a royalty transaction) or other disposition of any of its pre-Merger assets other than IMG-007 (an “Inmagene Legacy Transaction”). Legacy Inmagene plans to consummate an Inmagene Legacy Transaction with respect to the non-IMG-007 programs and projects controlled by Legacy Inmagene immediately prior to, and contingent upon, the Merger. As a result, following the Inmagene Legacy Transaction and the Merger, IMG-007, a non-depleting anti-OX40 monoclonal antibody, for the treatment of AD and other potential indications, will be the only product candidate of the combined company in clinical development and the only product candidate the combined company plans to initially develop.

Impact of General Economic Risk Factors on Legacy Inmagene’s Operations

Uncertainty in the global economy presents significant risks to our business. We are subject to continuing risks and uncertainties in connection with the current macroeconomic environment, including elevated and fluctuating inflation, fluctuating interest rates, new or increased tariffs and other barriers to trade, changes to fiscal and monetary policy, changes in government regulatory policies, or government budget dynamics (particularly in the pharmaceutical and biotech areas), geopolitical factors, and supply chain disruptions. While we are closely monitoring the impact of the current macroeconomic and geopolitical conditions on all aspects of our business, including the impacts on participants in any future clinical trials and our employees, suppliers, vendors and business partners and our future access to capital, the ultimate extent of the impact on our business remains highly uncertain and will depend on future developments and factors that continue to evolve. Most of these developments and factors are outside of our control and could exist for an extended period of time. We will continue to evaluate the nature and extent of the potential impacts to our business, results of operations, liquidity and capital resources. For additional information, see the section titled “Risk Factors—Risks Related to Our Industry and Business.”

Components of Results of Operations

Licensing Revenue

We have not generated any revenue from product sales. Our revenue has been derived from upfront license payments under collaboration and license agreements.

Operating Expenses

Our operating expenses consist of (i) research and development expenses and (ii) general and administrative expenses.

Research and Development

Research and development expenses consist primarily of costs incurred in connection with the research and development of our programs. These expenses include:

•	external research and development expenses incurred under arrangements with third parties, such as CROs, consultants, members of our scientific and therapeutic advisory boards, and CMOs;

•	employee-related expenses, including salaries, benefits, travel, and share-based compensation;

•

facilities, depreciation and other allocated expenses, which include direct and allocated expenses for rent and maintenance of facilities, depreciation of leasehold improvements and equipment, and laboratory supplies;

•	license and sub-license fees; and

•	gains and losses on disposal of research and development property and equipment.

We expense research and development costs as incurred. Costs of certain activities are recognized based on an evaluation of the progress to completion of specific tasks. However, payments made prior to the receipt of goods or services that will be used or rendered for future research and development activities are deferred and capitalized as research and development prepaid expenses on our consolidated balance sheets. The capitalized amounts are recognized as expense as the goods are delivered or services are performed.

General and Administrative

General and administrative expenses consist primarily of personnel-related expenses, including salaries, bonuses, benefits, and share-based compensation, for individuals in our executive, finance, operations, human resources, business development and other administrative functions. Other significant general and administrative expenses include legal fees relating to corporate matters and patent-related activities, allocated facilities and other overhead costs, including insurance and information technology, and professional and consulting fees associated with accounting, audit, tax and investor and public relations.

We expect our general and administrative expenses to increase over the next several years as we continue our research and development activities, prepare for potential commercialization of IMG-007 and any future product candidates, as well as expand our operations and begin operating as a public company following the Merger. These increases will likely include increases related to the hiring of additional personnel and legal, regulatory and other fees and services associated with maintaining compliance with listing rules and SEC requirements, director and officer insurance premiums and investor relations costs associated with being a public company.

Interest Income

Interest income consists of interest earned on cash and cash equivalents and short-term investments.

Other Income, Net

Other income, net primarily relates to government assistance in the form of grants for qualifying property and equipment, and gains and losses resulting from foreign currency transactions which are denominated in currencies other than the functional currency.

Income Taxes

We have recorded income tax provision for certain national and local jurisdictions for the years ended December 31, 2024 and 2023. We have recorded a full valuation allowance against its net deferred tax assets at each balance sheet date, as we believe that it is not more likely than not that no benefit will be realized due to its cumulative losses generated to date and expectation of future losses.

Results of Operations

Comparison of the Years Ended December 31, 2024 and December 31, 2023

The following table summarizes our results of operations for the years ended December 31, 2024 and 2023 (in thousands):

	Years Ended December 31,
	2024	2023	Change	Change %
Licensing revenue	$3,500	$7,962	$(4,462)	(56)%
Operating expenses:
Research and development	32,109	21,926	10,183	46%
General and administrative	8,391	7,961	430	5%

Total operating expenses	40,500	29,887	10,613	36%

Loss from operations	(37,000)	(21,925)	(15,075)	(69%)
Other income (expense):
Interest income	374	1,194	(820)	(69%)
Other income (expense), net	71	(137)	208	152%

Total other income, net	445	1,057	(612)	(58%)

Loss before income taxes	(36,555)	(20,868)	(15,687)	(75%)
Provision for income taxes	(13)	(280)	267	95%

Net loss	$(36,568)	$(21,148)	$(15,420)	(73%)

Licensing Revenue

Licensing revenue for the year ended December 31, 2024, was $3.5 million compared to $8.0 million for the year ended December 31, 2023. For the year ended December 31, 2024, we recognized revenue of $3.5 million for a nonrefundable upfront payment from the IMG-013 Agreement (as defined in Note 12 to our audited consolidated financial statements appearing elsewhere in this Registration Statement). For the year ended December 31, 2023, licensing revenue included a $7.0 million upfront payment from the Celexor Agreement (as defined in Note 12 to our audited consolidated financial statements appearing elsewhere in this Registration Statement) and the receipt of 1,223,300 shares of Celexor’s Bio, Inc.’s (“Celexor’s”) Series Seed-2 preferred shares valued at $0.9 million.

Research and Development Expenses

Research and development expense for the year ended December 31, 2024, was $32.1 million compared to $21.9 million for the year ended December 31, 2023. The increase of $10.2 million was primarily due to $14.0 million of non-cash research and development expense for the issuance of ordinary shares related to the

Hutchmed Agreement and a $1.2 million loss on the disposal of lab equipment, partially offset by a decrease of $2.6 million in clinical and other outside services related to reduced clinical trial activity for our active research programs and a $2.1 million decrease in compensation and related costs resulting from decreased headcount.

General and Administrative Expenses

General and administrative expense for the year ended December 31, 2024 was $8.4 million compared to $8.0 million for the year ended December 31, 2023. The increase of $0.4 million was primarily due to a $1.8 million increase in consulting and professional services costs, partially offset by a $0.9 million decrease in depreciation and amortization and a $0.3 million decrease in lease costs.

Interest Income

Interest income for the year ended December 31, 2024 was $0.4 million compared to $1.2 million for the year ended December 31, 2023. The decrease of $0.8 million was primarily due to a decrease in the invested balance of our short-term investments.

Other Income, Net

Other income, net for the year ended December 31, 2024 was $0.1 million compared to ($0.1) million for the year ended December 31, 2023. The change of $0.2 million was primarily due to a reduction in foreign exchange losses for transactions denominated in a foreign currency.

Liquidity and Capital Resources

Sources of Liquidity

We have incurred recurring losses and negative cash flows from operations since our inception. For the year ended December 31, 2024, we incurred a net loss of $36.6 million and used $21.3 million of cash in operating activities. As of December 31, 2024, we had an accumulated deficit of $179.9 million and cash and cash equivalents of $12.1 million.

Since inception, we have devoted substantially all of our resources to advancing the development of our portfolio of programs, organizing and staffing the Company, business planning, raising capital, and providing general and administrative support for these operations. Current and future programs will require significant research and development efforts, including preclinical and clinical trials, and regulatory approvals for commercialization. These efforts require significant amounts of additional capital, adequate personnel, and infrastructure. Even if our development efforts are successful, it is uncertain when, if ever, we will realize significant revenue from product sales. If we obtain regulatory approval for any of our product candidates and start to generate revenue, we expect to incur significant expenses related to developing our internal commercialization capability to support product sales, marketing, and distribution.

As a result, we will need substantial additional funding to support our operating activities as we advance our potential product candidates through development, seek regulatory approval, and prepare for and, if any of our product candidates are approved, proceed to commercialization. Until such time as we can generate significant revenue from product sales, if ever, we expect to finance our operating activities through a combination of equity offerings, government of private party grants, debt financings and license and collaboration agreements. Adequate funding may not be available to us on acceptable terms, or at all.

Concurrent with the execution of the Merger Agreement, Ikena entered into subscription agreements with certain investors to which Ikena agreed to issue and sell to investors shares of Ikena common stock for gross proceeds of $75.0 million. The Ikena concurrent financing will close immediately after the second effective time (as described under the terms of the subscription agreements). The net proceeds from the Ikena concurrent financing are expected to advance the combined company’s discovery and clinical phase pipeline, business development activities, working capital, and other general corporate purposes.

Concurrent with the execution of the Merger Agreement, Legacy Inmagene and Ikena entered into the Loan Agreement, pursuant to which Ikena has agreed to lend up to $22.5 million in Term Loan Advances in increments of at least $7.5 million, subject to certain drawdown conditions, of which the first advance of $7.5 million was funded in December 2024. The Term Loan Advances shall bear interest, on the outstanding daily balance thereof, at a rate equal to 6.0% per annum. The Term Loan Advances are secured by all assets of Legacy Inmagene and its subsidiaries in respect of anti-OX40 monoclonal antibody asset, IMG-007. If the Merger Agreement had terminated, the Term Loan Advances would have matured and the Loan Agreement would have terminated on the date that is six months following the termination of the Merger Agreement. Upon consummation of the Merger, all Obligations (as defined in the Loan Agreement) were automatically forgiven, and the Loan Agreement was terminated. Any proceeds we received under the Loan Agreement may only be used to fund certain development activities related to IMG-007.

If we are unable to obtain additional funding, we will assess our capital resources and may be required to delay, reduce the scope of, or eliminate some or all of our planned operations, which may have a material adverse effect on our business, financial condition, results of operations, and ability to operate as a going concern. Our audited consolidated financial statements appearing elsewhere in this Registration Statement do not include any adjustments that may result if we are not able to continue as a going concern.

Future Funding Requirements

We will need to raise additional capital to continue to fund our future operations. Our future capital requirements will depend on many factors, including:

•	the costs and timing of the Merger.

•	our ability to successfully consummate the Merger.

•	the costs and timing of any future product development efforts.

•	the costs associated with retaining key personnel and consultants and hiring additional personnel if needed.

•	the terms and timing of establishing and maintaining collaborations, licenses and other similar arrangements.

•	the timing and amount of the milestone or other payments we must make to any future licensors, if we enter into any license agreements.

•	the costs and timing of establishing or securing sales and marketing capabilities if a product candidate is approved.

•	our ability to achieve sufficient market acceptance, coverage and adequate reimbursement from third- party payors and adequate market share and revenue for any approved products.

•	patients’ ability and willingness to pay out-of-pocket costs for any approved products in the absence of coverage and/or adequate reimbursement from third-party payors; and

•	costs associated with any products or technologies that we may in-license or acquire.

Based on our expectations of continuing operating losses for the foreseeable future, as of March 18, 2025, the date that our financial statements were available to be issued, we have concluded there was substantial doubt about our ability to continue as a going concern for at least twelve months from the date the financial statements were available to be issued. Given our recurring losses from operations and negative cash flows, and based on our current operating plan, there is substantial doubt about our ability to continue as a going concern. We plan to address this deficiency by raising funds from the Merger, from subsequent public or private offerings of equity or debt securities and other funding sources.

Current and future programs will require significant research and development efforts, including preclinical and clinical trials, and regulatory approvals for commercialization. These efforts require significant amounts of additional capital, adequate personnel, and infrastructure. Even if our development efforts are successful, it is uncertain when, if ever, we will realize significant revenue from product sales. If we obtain regulatory approval for any of our product candidates and start to generate revenue, we expect to incur significant expenses related to developing our internal commercialization capability to support product sales, marketing, and distribution.

As a result, we will need substantial additional funding to support our operating activities as we advance our product candidates through development, seek regulatory approval, and prepare for and, if any of our product candidates are approved, proceed to commercialization. Until such time as we can generate significant revenue from product sales, if ever, we expect to finance our operating activities through a combination of equity offerings, government of private party grants, debt financings and license and collaboration agreements. Adequate funding may not be available to us on acceptable terms, or at all.

If we are unable to obtain additional funding, we will assess our capital resources and may be required to delay, reduce the scope of, or eliminate some or all of our planned operations, which may have a material adverse effect on our business, financial condition, results of operations. Our consolidated financial statements do not include any adjustments that may result if we are not able to continue as a going concern. For additional information see the section titled “Risk Factors—We will need to obtain substantial additional funding to complete the development and any commercialization of IMG-007 and any future product candidates, which may cause dilution to our stockholders. If we are unable to raise this capital when needed, we may be forced to delay, reduce or eliminate our research and development programs or other operations.”

Cash Flows

Comparison of the Years Ended December 31, 2024 and December 31, 2023

The following table sets forth a summary of the net cash flow activity for the years ended December 31, 2024, and 2023 (in thousands):

	Years Ended December 31,
	2024	2023
Net cash used in operating activities	$(21,319)	$(18,233)
Net cash provided by (used in) investing activities	11,123	(10,454)
Net cash provided by financing activities	6,906	150
Effects of exchange rates on cash and cash equivalents	87	(148)

Net decrease in cash and cash equivalents	$(3,203)	$(28,685)

Operating Activities

Net cash used in operating activities for the year ended December 31, 2024 was $21.3 million, consisting primarily of net loss incurred during the period of $36.6 million and a net change of $1.5 million in our operating assets and liabilities, partially offset by non-cash charges of $16.8 million. The non-cash charges included $14.0 million in non-cash research and development expense for issuance of ordinary shares related to Hutchmed, $1.3 million in loss on sale of property and equipment, $1.1 million of depreciation and amortization expense, and $0.4 million of amortization of ROU assets. The net change in operating assets and liabilities primarily related to a $1.1 million decrease in accrued expenses and other current liabilities, a $0.5 million decrease in accounts payable, and a $0.4 million decrease in operating lease liabilities, partially offset by a $0.5 million decrease in deferred grant revenue.

Net cash used in operating activities for the year ended December 31, 2023 was $18.2 million, consisting primarily of net loss incurred during the period of $21.1 million, partially offset by $2.0 million in non-cash charges and a net change of $0.9 million in our operating assets and liabilities. The non-cash charges included $2.4 million in depreciation and amortization and $0.7 million of amortization of right-of-use assets, partially offset by $0.9 million of non-cash licensing consideration related to the Celexor Agreement. The net change in operating assets and liabilities primarily related to a $3.9 million increase in accounts payable, partially offset by a $2.3 million decrease in accrued expenses and other current liabilities and a $0.6 million decrease in operating lease liabilities.

Investing Activities

Net cash provided by investing activities for the year ended December 31, 2024 was $11.1 million and was primarily due to $10.1 million proceeds from the maturities and sales of short-term investments and $1.0 million in proceeds on the sale of property and equipment.

Net cash used in investing activities for the year ended December 31, 2023 was $10.5 million and was primarily due to purchases of $20.2 million of short-term investments and purchases of property and equipment of $0.3 million, partially offset by $10.0 million of proceeds from maturities and sales of short-term investments.

Financing Activities

Net cash provided by financing activities for the year ended December 31, 2024 was $6.9 million. This was attributed to $7.5 million in proceeds from the Loan Agreement, partially offset by $0.6 million in deferred offering costs related to the proposed Merger.

Net cash provided by financing activities for the year ended December 31, 2023 was $0.2 million and was comprised of $0.2 million in proceeds received from share option exercises.

Contractual Obligations and Other Commitments

We enter into contracts in the normal course of business with suppliers, CROs, CMOs, and clinical trial sites. These agreements provide for termination at the request of either party generally with less than one-year notice and, therefore, we believe that our non-cancelable obligations under these agreements are not material. We do not currently expect any of these agreements to be terminated and did not have any non-cancelable obligations under these agreements as of December 31, 2024 and 2023.

We have milestones, royalties, and/or other payments due to third parties under our existing license and collaboration agreements. See Note 11 to our audited consolidated financial statements appearing elsewhere in this Registration Statement. We cannot estimate when such payments will be due and none of these events were probable to occur as of December 31, 2024 and 2023.

Lease Obligations

As of December 31, 2024, we have two existing leases for office facilities in the United States and China. These leases are classified as operating lease agreements that expire at various dates from November 2025 through December 2026. Our leases do not include options to terminate prior to the expiration date.

The United States lease agreement contains scheduled rent increases over the lease term. Under the terms of the lease agreements, we are responsible for certain property management fees, taxes, and common area maintenance expenses.

Our operating lease costs were $0.5 million and $0.8 million for the years ended December 31, 2024, and 2023, respectively.

Term Loan

Concurrent with the execution of the Merger Agreement, we received $7.5 million of the initial Term Loan Advance in December 2024. The Term Loan Advances shall bear interest, on the outstanding daily balance thereof, at a rate of 6.0% per annum, and may be prepaid at any time without premium or penalty.

Under the Loan Agreement, we can draw an additional $15.0 million in Term Loan Advances in increments of at least $7.5 million, subject to certain drawdown conditions. We recorded the initial Term Loan Advance as a current liability as the initial Term Loan Advance will mature and become due and payable six months from the termination of the Merger Agreement should the Merger be terminated. Upon consummation of the Merger, if the Merger is completed, all unpaid Obligations (as defined in the Loan Agreement), including the loan principal and any accrued but unpaid interest, will be automatically forgiven. We did not incur any loan fees to establish this loan. As of December 31, 2024, we included the $7.5 million outstanding balance from the initial Term Loan Advance within Term loan on our consolidated balance sheet appearing elsewhere in this Registration Statement.

Critical Accounting Estimates

Our discussion and analysis of our results of operations and liquidity and capital resources are based on our consolidated financial statements which have been prepared in accordance with GAAP. Our significant accounting policies are more fully described in Note 2 to our consolidated financial statements appearing elsewhere in this Registration Statement. The preparation of our consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, expenses and the related disclosures of contingent liabilities in our consolidated financial statements and accompanying notes. We base our estimates and assumptions on historical experience and other factors that we believe to be reasonable under the circumstances. We evaluate our estimates and judgments on an ongoing basis. Actual results may differ significantly from these estimates under different assumptions, judgments or conditions.

There have been no significant changes in our critical accounting policies and estimates during the twelve months ended December 31, 2024 as compared to the twelve months ended December 31, 2023.

Research and Development Expenses

Our research and development expenses include estimates of our expenses resulting from obligations under contracts with vendors, consultants and CROs in connection with conducting research and development activities. The financial terms of these contracts are subject to negotiations, which vary from contract to contract and may result in payment flows that do not match the periods over which materials or services are provided under such contracts. We reflect research and development expenses in our consolidated financial statements by matching those expenses with the period in which services and efforts are expended. We account for these expenses according to the progress of the preclinical or clinical study as measured by the timing of various aspects of the study or related activities. We determine clinical trial cost estimates through review of the underlying contracts along with preparation of financial models taking into account discussions with research and other key personnel and outsider service providers as to the progress of studies or other services being conducted. During the course of a study, we adjust our rate of expense recognition if actual results differ from estimates on a cumulative catch-up basis.

Share-Based Compensation

We measure share-based compensation expense for all share-based awards with service-based and performance-based vesting conditions at the grant date based on the fair value measurement of the award. Compensation expense for those awards is recognized over the requisite service period, which is generally the vesting period of the respective award. We use the straight-line method to record the expense of awards with service-based vesting conditions. We use the graded-vesting method to record the expense of awards with both service-based and performance-based vesting conditions, commencing when achievement of the performance condition becomes probable. Expense is adjusted for actual forfeitures of unvested awards as they occur. We calculate the fair value measurement of share options using the Black-Scholes-Merton option-pricing valuation model (“Black-Scholes model”). The Black- Scholes model requires the use of subjective and complex assumptions, which determine the fair value of share-based awards, including the option’s expected term and the price volatility of the underlying shares. We calculate the fair value of options granted by using the Black-Scholes model with assumptions below.

•

Fair value of ordinary shares: The fair value of our ordinary shares is determined on a periodic basis, as determined by the Legacy Inmagene board, with the assistance of an independent third-party valuation expert. These valuations are determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Technical Practice Aid (Valuation of Privately-Held-Company Equity Securities Issued as Compensation). The assumptions underlying these valuations represent management’s best estimates, which involved inherent uncertainties and the application of significant levels of management judgment. Management considers, among other things, our business, financial condition and results of operations, including related industry trends affecting its operations; the likelihood of achieving a liquidity event, such as an IPO, or sale, given prevailing market conditions; the lack of marketability of our ordinary shares; the market performance of comparable publicly traded companies; and U.S. and global economic and capital market conditions.

•

Risk-free interest rate: We base the risk-free interest rate assumption on the U.S. Treasury’s rates for U.S. Treasury zero-coupon bonds with maturities similar to those of the expected term of the award being valued.

•

Expected volatility: The expected volatility assumption is based on volatilities of a peer group of similar companies whose share prices are publicly available. The peer group was developed based on companies in the clinical stage biopharmaceutical industry.

•

Expected term: The expected term represents the period of time that options are expected to be outstanding. Because we do not have historical exercise behavior, it determines the expected term assumption using the simplified method, which is an average of the contractual term of the option and its vesting period.

•	Expected dividend yield: We base the expected dividend yield assumption on the fact that it has never paid cash dividends and has no present intention to pay cash dividends.

Recent Accounting Pronouncements

For this information, refer to Note 2 to our Consolidated Financial Statements, included elsewhere in this Registration Statement.

Off-Balance Sheet Arrangements

During the periods presented, we did not have, nor do we currently have, any off-balance sheet arrangements as defined in the rules and regulations of the SEC.

BUSINESS

Overview

We are a clinical-stage biopharmaceutical company focused on developing innovative and differentiated therapies for autoimmune, immunological and inflammatory (“I&I”) indications. Our lead asset IMG-007 is a non-depleting anti-OX40 monoclonal antibody which binds specifically to OX40 receptor on activated T cells to block their binding to OX40 ligand (“OX40L”). IMG-007 is being developed to potentially treat multiple I&I diseases and disorders, with initial evaluation in atopic dermatitis (“AD”). In our Phase 1b/2a clinical proof of concept (“POC”) trial, four-week treatment with IMG-007 resulted in marked clinical activity which sustained up to 24 weeks based on multiple outcome measures. In addition, durable inhibition of serum inflammatory markers of diverse T helper (“Th”) cells, including Th1, Th2 and Th17 cells was observed. IMG-007 was well-tolerated overall. The cumulative clinical and pharmacodynamic activity of IMG-007 coupled with the safety profile observed to date support further clinical development.

Immunological and inflammatory diseases have a large and growing unmet medical need affecting hundreds of millions of patients worldwide. The global immunology market is expected to grow from approximately $103 billion in 2024 to approximately $257 billion by 2032. Many I&I diseases are chronic, highly symptomatic, and occur in both children and adults, indicating debilitating symptoms can occur in patients for many years, or throughout their entire lives. Numerous I&I diseases have overlapping pathogenic mechanisms, often rooted in inflammation and autoimmune reactions. Accordingly, therapeutics for such I&I diseases have often been developed for multiple different disease indications. For example, Humira®, which targets TNFα, is approved and utilized at least nine indications in the U.S., including rheumatoid arthritis, Crohn’s disease, and plaque psoriasis, while Skyrizi®, which targets IL-23, is approved and used in four indications, including psoriatic arthritis, plaque psoriasis, and ulcerative colitis. These types of molecularly targeted products have become pipelines within themselves, serving a wide range and large numbers of patients, who tend to be treated chronically, and expanding to become revenue franchises.

The newer strategy of targeting OX40 may unlock similar broad impact across the I&I landscape, particularly given the wide range of T cell subtypes targeted by the OX40 pathway. OX40 is a cell-surface receptor protein primarily expressed by activated T cells, the central player in many autoimmune diseases. OX40 is expressed on activated T cells and subsequently binds with OX40 ligands expressed by other immune cells, mostly tissue bound. This receptor-ligand interaction stimulates the OX40-associated pathways and results in T cell proliferation. When activated T cells proliferate, they release pro-inflammatory cytokines and migrate to the site of inflammation. In atopic dermatitis, T cells traffic especially to the skin, which becomes irritated and inflamed, and can become highly itchy, with rash, and even lichenified, all of which are very bothersome to the patient. OX40 also plays a role in the development of memory T cells that can contribute to the chronic nature of a disease. Importantly, OX40-OX40Lbinding has been implicated as potentially pathogenic, not just in atopic dermatitis, but across a wide range of I&I diseases. The implication is that inhibition of the OX40 pathway through use of an anti-OX40 monoclonal antibodies or similar agent could be a potential therapeutic strategy in many I&I diseases.

IMG-007 targets the OX40 receptor and is initially being developed for the treatment of atopic dermatitis with the potential to grow into a “pipeline within a product” for the treatment of various I&I conditions. We believe IMG-007 has the potential to demonstrate a differentiated clinical profile from other atopic dermatitis therapies. In our Phase 1b/2a AD study, 54% of patients achieved EASI-75 (75% reduction in eczema area and severity index) at Week 20 after only three treatments. Out of all 13 treated patients there were no serious adverse events, and no patients experienced pyrexia and chills. A Phase 2b dose-finding AD study was initiated in mid-2025 and dosing of patients is underway.

OX40 signaling is thought to be important in driving the pathogenesis of a wide spectrum of I&I diseases including dermatological, respiratory, gastrointestinal, and rheumatic diseases, and we intend to explore additional indications with IMG-007 including alopecia areata (“AA”), asthma, and chronic obstructive pulmonary disease (“COPD”).

IMG-007 and the underlying technology is exclusively licensed from Hutchmed (see Hutchmed Agreement) and we rely on Wuxi Biologics (see Cell Line License) to supply the active pharmaceutical ingredients and manufacture drug product for IMG-007.

Our Strategy

We are focused on developing IMG-007 as a potential best-in-class therapeutic for I&I indications where high unmet needs remain for substantial populations of patients. Key elements include:

•	Continuing the advancement of the Phase 2b study of IMG-007 in AD and using data from across studies to inform further development in AD and other indications.

•	Use market insights and understanding of the current and future treatment landscape to optimally tailor the IMG-007 program to deliver a therapeutic meeting patients’, physicians’ and payors’ needs.

•	Expand IMG-007’s application beyond AD into other indications, broadening our impact on the lives of patients and broadening the value delivered to our stakeholders.

IMG-007: Clinical Stage Anti-OX40 Monoclonal Antibody for I&I Diseases and Disorders

OX40 as an Emerging Molecular Target for Inflammatory Diseases

OX40 (also known as CD134 and OX40 receptor) is a cell-surface receptor primarily expressed by activated T cells. It binds to OX40L expressed by antigen presenting cells and other immune cells mostly found in the tissue. OX40-OX40L signaling is important in T cell activation, expansion, and survival, playing an important role in the pathogenesis of various I&I diseases.

During initial antigen recognition, professional antigen presenting cells (“APCs”) provide the OX40L signal to activate OX40-expressing T cells. The activated OX40-expressing T cells can migrate through circulation to peripheral tissues where they interact with various OX40L-expressing resident cells during the effector phase, such as B cells, NK cells, mast cells, endothelial cells, and smooth muscle cells, which results in a complex inflammatory milieu through OX40-OX40L signaling (Figure 1).

Figure 1: OX40 is a co-stimulatory receptor that amplifies tissue inflammation

The key function of OX40-OX40L signaling is to promote the expansion and prolong the survival of T cells (Figure 2). During the effector phase, activated T cells differentiate into various subtypes of T cells which include:

•	Th1, Th2, Th17 and Th22 cells which mediate Type 1, 2, and 3 inflammation;

•

Activated memory T cells, which are long-living and can provide faster and stronger immune responses upon re-exposure to antigens. Activated memory T cells are thought to be critical in driving disease chronicity; and

•	CD8+T cells which exhibit cytotoxic functions to eliminate infected or abnormal cells.

Figure 2: OX40-OX40L signaling dysregulates multiple subsets of T cells

Importantly, OX40-OX40L signaling attenuates regulatory T cells, which are protective T cells that help maintain immune tolerance and prevent autoimmunity. In addition to regulating the expansion of various T cell subtypes, OX40-OX40L signaling increases the production of proinflammatory cytokines, chemokines, alarmins, and other mediators. Aberrant OX40-OX40L signaling can contribute to the development of autoimmune diseases by promoting excessive T cell activation and persistent tissue inflammation. Elevated OX40L and OX40 expressions have been observed in affected tissues across various I&I diseases, including AD, AA, asthma and others.

Blocking OX40-OX40L signaling may restore and rebalance immune homeostasis via suppressing various effector (such as Th1, Th2, Th17, and Th22) and memory T-cells while restoring regulatory T cells (“Tregs”), potentially impeding escalation of inflammation and future disease flares. Inhibiting OX40-OX40L signaling suppresses multiple pathogenic pathways, allowing for the potential to treat a diverse range of clinical phenotypes of AD and other indications. The currently available biologic treatments primarily target the Th2 pathway, but AD is a heterogenous disease also driven by multiple other pathways, including Th1, Th17 and Th22 pathways. Despite the success of DUPIXENT® (dupilumab), which inhibits the Th2 pathway, approximately 35% of patients treated with dupilumab are reported to be refractory or discontinue treatment due to adverse reactions, such as conjunctivitis, dry eyes, and dupilumab facial dermatitis.

In addition, inhibiting OX40-OX40L signaling using antagonistic monoclonal antibodies (“mAbs”) targeting OX40 or OX40L have shown, in early phase clinical trials, sustained clinical activity, lasting for months even after treatment cessation. Such results suggest a potential for extending disease remission, in turn allowing less frequent dosing for long term maintenance treatment, and a potential shift towards disease modification beyond symptomatic control alone. This approach would have several potential advantages over the currently available biologic treatments, such as DUPIXENT® in treating AD patients, including an ability to treat a diverse range of clinical phenotypes, as well as an ability for less frequent dosing and long-term maintenance treatment.

About Atopic Dermatitis

AD is the most common subtype of eczema that affects individuals of all ages, races and geographies, including 10-20% of children and 3% of adults worldwide. The prevalence of AD in adults in the U.S. is estimated to be approximately 7.3%, or approximately 19.3 million patients in 2025. Across the UK and Europe, prevalence is estimated at approximately 4.4%, or approximately 25 million AD adult patients in 2025. Approximately 35% of all AD patients have moderate-to-severe disease, eligible for biologic treatment.

AD usually begins in early childhood. The cardinal skin features of AD are intense itch and localized or disseminated erythema (skin redness) and induration/papulation (raised rash) that may be accompanied by excoriations (scratch marks), erosions (skin wound), or skin oozing. An itch scratch cycle is established which leads to aggravated and chronic lesions with lichenification (skin thickening with exaggerated skin lines) and dry scales. At a given time, all types of skin lesions can coexist. Most AD patients have a comorbidity or prior history of atopic inflammatory conditions, such as asthma and food allergies. AD is also associated with a spectrum of non-inflammatory comorbidities, such as vitiligo, cardiovascular and psychiatric disorders.

The etiologies of AD include epidermal barrier defects as well as dysregulation of the innate and adaptive immune systems, which result in a series of inflammatory responses involving complex cytokines and chemokines. Activated effector T cells are central to the acute and chronic inflammation in AD, including Th1, Th2, Th17 and Th22 cells and effector memory T cells. In addition, regulatory T cells are downregulated in AD lesions. These diverse subsets of T cells are all OX40 expressing cells, which would allow the OX40-OX40L antagonist class to target a broader range of pathways implicated in pathophysiology of AD as compared to primarily Th2-targeting therapies currently approved for patients.

Clinical outcomes for assessing disease activity and severity in atopic dermatitis trials

In clinical trials of AD patients, objective outcome measures for disease activity/severity include the Eczema Area and Severity Index (“EASI”), Investigator’s Global Assessments (“IGA”), Body Surface Area (“BSA”) involvement, and Scoring of Atopic Dermatitis (“SCORAD”). A summary of each of these objective outcome measures is provided below.

The most widely referenced score in the clinical development of new treatments for AD is EASI. EASI is a validated composite scoring system assessed by the investigator based on the body area involved in each of the four body regions (head and neck, upper limbs, lower limbs, and trunk) and the average severity of each of the four key signs of AD (erythema, edema/papulation, excoriation, and lichenification) based on a 4-point scale of 0 (none), 1 (mild), 2 (moderate), and 3 (severe). The total EASI score ranges from 0 (clear or no eczema) to 72 (maximum severity), with higher scores indicating more severe and/or extensive disease. The IGA is intended to assess the global severities of key inflammatory clinical signs of AD, including erythema, induration/papulation, and oozing/crusting. It is typically based on a 5-point scale of clear (0), almost clear (1), mild (2), moderate (3) and severe (4).

The BSA assessment estimates the extent of disease or skin involvement with respect to AD and is expressed as a percentage of total body surface. The percent BSA affected by AD is determined by the investigator using the rule of nines. The score ranges from 0% (no involvement) to 100%, with higher scores indicating more extensive disease.

The validated SCORAD index uses the rule of nines to assess disease extent and evaluates six clinical characteristics to determine disease severity: (1) erythema, (2) edema/papulation, (3) oozing/crusts, (4) excoriation, (5) lichenification, and (6) dryness. The SCORAD index also assesses subjective symptoms of pruritus and sleep loss. These three domains (extent of disease [Part A], disease severity [Part B], and subjective symptoms [Part C]) combine to give a maximum possible score of 103. The objective SCORAD (“O-SCORAD”) consists of the extent and the severity items, with a score ranging from 0 to 83, with higher scores indicating more severe and/or extensive disease.

Current treatments for AD and their limitations

There is no cure for AD and it is currently managed through symptom control and flare prevention. Currently, topical agents, such as corticosteroids and calcineurin inhibitors, are the pharmacological agents for the management of mild-to-moderate AD. Many AD patients, especially those with moderate-to-severe AD, fail to show adequate clinical responses to topical agents or develop skin side effects that limit their further use.

Phototherapy, such as that with broadband ultra-violet (“UV”), narrow-band UVB, or UVA1, is a treatment option in adult or adolescent patients. However, modest efficacy, the need for multiple office visits, and potential long-term safety concerns associated with UV exposure limit the overall use of phototherapy and its use in younger patients.

Several mAbs have been approved by the FDA for the treatment of moderate-to-severe AD, including DUPIXENT® (dupilumab), ADBRY® (tralokinumab-ldrm), EBGLYSS™ (lebrikizumab-lbkz) and NEMLUVIO® (nemolizumab-ilto). A summary of the molecular targets, approved indications and dose regimens of the currently approved biologics in AD is provided in Table 1.

Table 1: Molecular targets, indications and dose regimens for FDA approved biologics for the treatment of moderate-to-severe AD in adults

1.

DUPIXENT® (dupilumab) prescribing information. 2. ADBRY® (tralokinumab-ldrm) prescribing information. 3. EBGLYSS™ (lebrikizumab-lbkz) prescribing information. 4. NEMLUVIO® (nemolizumab-ilto) prescribing information. 5. Dupilumab is a human monoclonal antibody that inhibits IL-4 and IL-13 signaling by specifically binding to the IL-4Rα5 subunit shared by the IL-4 and IL-13 receptor complexes.

These drugs are associated with certain side effects. A summary of their key clinical safety information is provided in Table 2a.

Table 2a: On-label clinical safety of FDA approved biologics for the treatment of moderate-to-severe AD in adults

1.

DUPIXENT® (dupilumab) prescribing information. 2. ADBRY® (tralokinumab-ldrm) prescribing information. 3. EBGLYSS™ (lebrikizumab-lbkz) prescribing information. 4. NEMLUVIO® (nemolizumab-ilto) prescribing information

A summary of on-label clinical efficacy of the approved biologics for induction therapy in AD is provided in Table 2b.

Table 2b. On-label clinical efficacy of FDA approved biologics for the treatment of moderate-to-severe AD in adults

1.

DUPIXENT® (dupilumab) prescribing information. 2. ADBRY® (tralokinumab-ldrm) prescribing information. 3. EBGLYSS™ (lebrikizumab-lbkz) prescribing information. 4. NEMLUVIO® (nemolizumab-ilto) prescribing information.

*	Placebo-adjust effect (“PBO-adjusted”) denotes a treatment effect after accounting for the placebo effect by subtracting the placebo effect from the overall treatment effect.

For patients who failed biologic agents or when use of those therapies is inadvisable, approved oral JAK inhibitors, which include CIBINQO® (abrocitinib), RINVOQ® (upadacitinib), OLUMIANT® (baricitinib) and LEQSELVI™ (deuruxolitinib) are available. JAK inhibitors, however, have significant safety concerns (carrying black box warnings) and require routine safety monitoring.

The most successful approved therapy for the treatment of AD is DUPIXENT. Despite its success, many patients continue to have difficulties managing the disease, with approximately 35% of patients reporting to be refractory or discontinuing treatment due to adverse reactions. Based on Sanofi’s report, adult advanced therapy market penetration rate currently is only approximately 8%, however, it is projected to increase to approximately 25% over the next decade. The market is projected to grow rapidly due to the high unmet need and competitive entrants with different mechanisms of action.

In summary, approved biologic agents have the following limitations:

•

They narrowly inhibit the Th2 pathway, which may explain their suboptimal efficacy and safety profiles. Since AD has a diverse clinical presentation and course due to heterogenous molecular profiles, targeted biologics that modulate broader T cell pathways without increased safety risks are desirable.

•

They require frequent injections, typically every two or four weeks. Since AD is a chronic relapsing disease that requires long-term management, targeted biologics that require less frequent dosing, especially for long-term maintenance therapy, are desirable for optimized patient adherence to therapy and best possible clinical results for a given therapeutic.

Rationale for targeting OX40-OX40L signaling for the treatment of AD

Dysregulated T cells, including Th1, Th2, Th17, Th22, effector memory T cells, and regulatory T cells, all of which express OX40, are key drivers of AD pathogenesis. The expression of OX40 by circulating activated skin-homing CD4+ T cells is increased in AD patients, and OX40+ and OX40L+ cells are co-located within the dermis, indicating local activity of OX40-OX40L signaling.

Monoclonal antibodies blocking OX40-OX40L signaling are emerging biologics targeting broad pathways for the potential treatment of moderate-to-severe AD. Investigational anti-OX40 (e.g., rocatinlimab) or anti-OX40L (e.g., amlitelimab) mAbs have shown durable clinical activity even after treatment discontinuation.

IMG-007—Our differentiated solution, a novel anti-OX40 antibody with potential differentiation

IMG-007 potently and specifically blocks OX40-OX40L signaling

IMG-007 is a novel, non-depleting anti-OX40 IgG1mAb bioengineered with Fc N297A mutations to abolish ADCC (Figure 3). IMG-007 has been designed to specifically bind to OX40 and block the interaction between OX40 and OX40L, thereby blocking OX40-OX40L signaling.

The N297 mutations in the Fc region of IMG-007 resulted in an important feature of IMG-007, the silencing of the antibody-dependent cellular cytotoxicity (“ADCC”) function. ADCC is a cytotoxic effector mechanism by which an antibody binds to and kills its antigen expressing cells through engaging its Fc region with immune effector cells, primarily natural killer (“NK”) cells. A silenced ADCC function in IMG-007 enables binding to OX40 on activated T cells without killing (depleting) these T cells. A non-depleting OX40 antibody, like IMG-007, could help minimize potential safety and tolerability issues resulting from ADCC or T cell cytotoxicity, such as symptoms of pyrexia or chills. In contrast, an antibody with an enhanced ADCC function may result in an increased risk for T cell depleting symptoms such as pyrexia or chill.

Figure 3: Schematic structure of IMG-007

Data supporting the differentiation of IMG-007 that we believe is a result of this engineering and its application in atopic dermatitis follows in this section. We have a robust collection of preclinical and clinical data. Our portfolio of preclinical studies of IMG-007 include:

•	The kinetics of IMG-007’s binding to human OX40 was evaluated using surface plasmon resonance (“SPR”) Biacore 8K (Cytiva).

•

IMG-007’s binding capacity to OX40 and other tumor necrosis factor receptor (“TNFR”) superfamily members were evaluated by an enzyme linked immunosorbent assay (“ELISA”); The results showed that IMG-007 binds to OX40 with high affinity (KD=1.79 nM) but only has minimal binding to other TNFR superfamily members.

•

IMG-007’s effect on OX40-OX40L interactions was assessed by ELISA. The inhibitory effect of IMG-007 on OX40L-induced NFkB activation in HEK293-OX40-Luc reporter cells was also measured. IMG-007 inhibited, in a dose-dependent manner, OX40-OX40L protein-protein interactions (Figure 3) and OX40L-induced NFkB activation in HEK293-OX40-Luc cells in vitro (Figure 4). In these assays, IMG-007 was as potent as a rocatinlimab analogue and more potent than a telazorlimab analogue. Of note, telazorlimab is an IgG1 anti-OX40 mAb that was previously evaluated in patients with moderate-to-severe AD.

Figure 4: IMG-007 inhibited OX40-OX40L protein-protein interaction

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Figure 5: IMG-007 inhibited OX40L-induced NFkB activation in HEK293-OX40-Luc cells

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The acute xeno-GvHD model in NCG mice is a preclinical model which is relevant to immune-modulated, T cell driven diseases. We employed this model to evaluate the in vivo activity of IMG-007 on the disease activity and inhibitory effect on human T cell reconstitution and activation. In this study, IMG-007 demonstrated improvements in animal survival time (Figure 6A), body weight (Figure 6B), and clinical symptoms (Figure 6C) by suppressing T cell reconstitution (Figure 6D) and activation (Figure 6E) in vivo.

Figure 6. IMG-007 exhibited protective effect in an acute xeno-GvHD mouse model

A
Percent survival (%)
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TBI + hPBMC + Isotype 31.5
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A-C. Animal survival time (A), body weight (B) and clinical GvHD symptoms (C) in the modeled acute xeno-GvHD mice. D-E. Human CD45+ cells (mainly T cell) reconstitution (D) and human IFNg level (E) in the blood of the modeled acute xeno-GvHD mice. N = 6 per group. Data are presented as mean ± SD in B and C, mean ± SEM in D and E.

TBI = total body irradiate, MST = medium survival time, ** p < 0.01 vs. TBI + hPBMC + Isotype group analyzed by Log-rank test in A and unpaired t test in D.

IMG-007 has been designed to silence the ADCC function to improve tolerability. We have conducted several studies to evaluate if IMG-007’s ADCC function has been silenced as designed. IMG-007 exhibited minimal binding affinity to the Fcg receptors in vitro and did not induce cytokine release in pre-clinical studies.

IMG-007’s ADCC effects were evaluated by measuring the cytotoxicity to HEK293T-Luc-OX40 cells with fluorescence-activated cell sorting. A non-OX40 targeting antibody with identical Fc portion to IMG 007 was included as an isotype (negative) control. The study results showed that IMG-007 did not induce any ADCC up to the highest concentration tested (20 µg/mL), whereas the GRB 830 (a wild type IgG1 which is ADCC competent) analogue exhibited dose-related ADCC effects (Figure 7).

Figure 7: IMG-007 did not exhibit T cell cytotoxicity in vitro

IMG-007
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An SPR assay was performed to test the binding affinities of IMG-007 to the recombinant human Fc gamma receptors (“FcgRs”). IMG-007 showed a lower affinity for FcgRI with a KD of 60.09 nM and no binding to other FcgRs included in the assay (including FcRs IIA, IIIA, IIB/C, and IIIB) (Figure 8). As expected, the mutation in the Fc region of IMG-007 resulted in a markedly decreased affinity for FcgRs, thus, IMG-007 showed minimal binding affinity to Fcg receptors.

Figure 8: IMG-007 exhibited minimal binding to Fcg receptors

FcγRI
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K_D = 60.9 nM
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Results are shown as sensorgrams using the appropriate kinetic model; response unit (Y-axis) proportionally increases with the concentrations (shown in colors) indicates specific binding as shown for FcgRI.

The effect of IMG-007 on inducing cytokine release was tested in an in vitro system by using human peripheral blood mononuclear cells (“PBMCs”) from ten healthy human donors. Recovered PBMC were treated with three concentrations (5 nM, 100 nM, and 2000 nM) of the test article for six and 48 hours under both solid phase format (coating antibody on plate) and a solution format (soluble antibody in buffer). Test articles included IMG-007, isotype (a non-OX40 targeting antibody with identical Fc portion to IMG 007) as a negative control, a GBR 830 analogue as a reference, and OKT3 (an anti-CD3 targeting antibody which stimulates T-cells) as a positive control. The culture supernatants were collected and measured for levels of ten proinflammatory cytokines including IFN-g, IL-1ß, IL-2, IL-4, IL 6, IL-8, IL-10, IL-12p70, IL-13, and TNF-α.

As shown in Figure 9A (solid format) and Figure 9B (solution format), cells treated with the positive control OKT3 showed a high level of cytokine release versus low level for the isotype negative control, which reflected the basal level of these cytokines in the test system. IMG-007 showed a comparable level of cytokine release as the isotype negative control. The GBR 830 analogue exhibited some degree of dose dependent release of cytokine, which may represent a basal level of ADCC due to wild-type IgG1 antibody. The absence of cytokine release from IMG-007 treatment may be due to the Fc modifications in IMG-007 intended to abolish Fc effector function.

Figure 9: IMG-007 did not induce cytokine release in vitro

A: Cytokine release assay using a solid phase format from PBMCs of ten healthy human donors

B: Cytokine release assay using a solution format from PBMCs of ten healthy human donors

Results are shown as heat maps where the colors represent the percentile value of cytokine levels: high level in red and lower level in blue.

IMG-007 Clinical Development

In addition to our ongoing Phase 2b dose finding study of IMG-007 in patients with moderate-to-severe AD, we have performed four clinical trials with IMG-007:

•

Study 1 was a Phase 1 randomized, double-blind, placebo-controlled, single ascending dose study to assess the safety and pharmacokinetic (“PK”) profile of IMG-007 intravenous (“IV”) in healthy participants. The primary objective was to evaluate the safety and tolerability of single IV doses of IMG-007 in healthy participants as measured by treatment emergent adverse events (“TEAEs”), safety laboratory, vital sign, physical examination and electrocardiogram (“ECG”) parameters. The key secondary objective was to characterize the PK properties of a single dose of IMG-007 in healthy participants as measured by serum concentration profile and PK parameters. This study was conducted in Australia. In the study, 30 participants received a single IV infusion, ranging from 1 mg to 600 mg, and 14 participants received placebo. Participants were followed up for up to 18 weeks.

•

Study 2 was a Phase 1 randomized, double-blind, placebo-controlled, single ascending dose study to assess the safety and PK profile of IMG-007 SC in healthy participants. The primary objective was to evaluate the safety and tolerability of single SC doses of IMG-007 in healthy participants as measured by TEAEs, safety laboratory, vital sign, physical examination and ECG parameters. The key secondary objective was to characterize the PK properties of a single dose of IMG-007 in healthy participants as measured by serum concentration profile and PK parameters. This study was conducted in Australia. In the study, 16 participants received a single SC injection of 150 mg or 600 mg, and four participants received placebo. Participants were followed up for up to 18 weeks.

•

Study 3 was a Phase 1b/2a study to evaluate the safety, PK, efficacy and PD effect of multiple IV doses of IMG-007 in adult participants with moderate-to-severe AD. The primary objective was to evaluate the safety and tolerability of multiple IV doses of IMG-007 in adult participants with moderate-to-severe AD as measured by TEAEs, safety laboratory, vital sign, physical examination and ECG parameters. The key secondary objective was to assess clinical activity as measured by EASI at Week 12. Further evaluations of clinical activity included improvements of EASI, O-SCORAD and Body Surface Area (“BSA”) scores by study visit up to Week 24. A total of 13 participants were enrolled from six centers in the U.S. and Canada. Participants received up to three IV infusions of 300 mg over four weeks and were followed up for up to 24 weeks.

•

Study 4 was a Phase 1b/2a study to evaluate the safety, PK, efficacy and PD effect of multiple IV doses of IMG-007 in adult participants with severe AA. The primary objective was to evaluate the safety and tolerability of multiple IV doses of IMG-007 in adult participants with severe AA as measured by TEAEs, safety laboratory, vital sign, physical examination and ECG parameters. The key secondary objective was to assess clinical activity as measured by the Severity of Alopecia Tool (“SALT”) at Week 16. Further evaluations of clinical activity included improvements of SALT score by study visit up to Week 36. The SALT score is a validated composite scoring system assessed by the investigator based on the percentage of terminal hair loss in each of the four scalp areas (top, back, right and left). The SALT score ranges from 0 to 100, with higher scores indicating more severe hair loss. A total of 29 participants were enrolled from 11 centers in the U.S. and Canada. Among the 29 enrolled, six participants received up to three IV infusions of 300 mg over four weeks (Cohort 1) and 23 patients received up to three IV infusions of 600 mg over four weeks (Cohort 2). Participants were followed up to Week 24. Sixteen patients in Cohort 2 also participated in an optional extended follow-up period up to Week 36.

Safety and Tolerability

A total of 84 healthy adults or adults with AD or AA have received IMG-007 treatment in a clinical trial setting. Based on the cumulative safety data so far, IMG-007 has been generally well-tolerated. No SAEs have been reported to date. There have been no reports of pyrexia or chills and no evidence of hypersensitivity reactions, which may be due to the silenced ADCC function in IMG-007. Pyrexia and chills are common symptoms of cytokine releases due to cytotoxicity.

In the Phase 1 single IV dose study (Study 1), a total of 33 of 44 (77.3%) participants reported at least one TEAE, including 73.3% participants in the combined IMG-007 group and 85.7% participants in the placebo group. No SAEs were reported. All TEAEs were mild or moderate. There were no reports of pyrexia or chills. The TEAEs by preferred term (“PT”) occurring in two or more participants in the combined IMG-007 group versus the placebo group are presented in Table 3. There were no TEAEs occurring more frequently in IMG-007 than the placebo group, except for isolated COVID-19 cases (16.7% in the IMG-007 versus 0% in the placebo group) with no dose-related trend or clinically significant changes in levels of total leukocytes or lymphocytes among participants who contracted COVID-19. It was observed that 64.3% of participants in the placebo group versus 46.7% of participants in the IMG-007 group had a prior history of COVID-19. Separately, there were no increased incidences of other infection types observed in the IMG-007 groups compared to the placebo group. There were no clinically significant trends over time in the safety laboratory results, vital signs, physical examination, or ECG findings in the IMG-007 versus the placebo group.

Table 3: TEAEs occurring in two or more participants (Study 1)

In this study, cytokine (TNF-a, IL-6, IFN-g) test was collected at six hours, Days two, four, six and eight post doses. Overall, there were no meaningful differences in the mean cytokine levels between the IMG-007 and placebo group.

In the Phase 1 single SC dose study (Study 2), 16 participants received a single SC injection of IMG-007, 150 mg or 600 mg, and four participants received placebo. In total, 93.8% participants reported at least one TEAE, including 91.7% participants in the combined IMG-007 group and 100% of participants in the placebo group. There were no SAEs. All TEAEs were mild or moderate except for one participant in the 150 mg group who had a TEAE of Grade 3 (severe) “liver function test abnormal” according to common terminology criteria for adverse events Version 5.0, in the absence of a concurrent increase in total bilirubin or any clinical symptoms. Injection site reactions (“ISRs”), including injection site erythema, pain and pruritus, were the most commonly reported AEs and occurred more frequently in the placebo group (75%) than the IMG-007 group (25%). All reported ISRs were mild. Other than ISRs, TEAEs by PT that occurred in two or more participants in the combined IMG-007 group versus the placebo group are presented in Table 4. There were no TEAEs occurring more frequently in IMG-007 than the placebo group, except for TEAEs of acne and pruritus, which showed no dose related trend. No clinically significant trends over time in the safety laboratory results, vital signs, physical examination, or ECG findings in the IMG-007 versus the placebo group were observed.

Table 4: TEAEs occurring in two or more participants (Study 2)

In the Phase 1b/2a multiple dose study (Study 3) in participants with AD who received up to three IV doses of IMG-007 300 mg over four weeks, nine of 13 (69.2%) participants reported at least one TEAE. There were no SAEs. All TEAEs were mild or moderate except for one severe AE of AD flare (PT of dermatitis atopic) in a participant with erythrodermic AD. TEAEs by PT occurring in at least two participants were dermatitis atopic (four of 13 [30.8%] participants), urticaria (two of 13 [15.4%] participants), and hypertension (two of 13 [15.4%] participants). There were no clinically significant trends over time in the safety laboratory results, vital signs, physical examination, or ECG findings in the IMG-007 versus the placebo group.

The Phase 1b/2a multiple dose study in AA (Study 4) enrolled a total of 29 participants, among which six participants received up to three IV infusions of IMG-007 300 mg over four weeks and 23 patients received up to three IV infusions of IMG-007 600 mg over four weeks. Twenty-two of 29 enrolled participants (75.9%) reported at least one TEAE, including three of six participants (50.0%) in the IMG-007 300 mg group and 19 of 23 participants (82.6%) in the 600 mg group. No SAEs were reported in any treatment group. All TEAEs were of mild or moderate intensity. TEAEs by PT occurring in at least two participants in any treatment group were headache (four [13.8%]), hypertension (two [6.9%]), nasopharyngitis (three [10.3%]), and streptococcal infection (two [6.9%]). There were no clinically significant trends over time in safety laboratory results, vital signs, physical examinations, or ECG findings.

Pharmacokinetics in Humans

IMG-007 has an extended half-life of approximately 31 days in IV formulation and approximately 34.7 days in subcutaneous formulation.

In the Phase 1 single IV dose study of IMG-007 (Study 1), a total of 30 participants received a single IV dose of IMG-007, ranging from 1 to 600 mg. IMG-007 exhibited target-mediated drug disposition with non-linear PK at lower doses (≤ 30 mg) and linear PK at higher doses (100 mg to 600 mg) (Figure 10). Clearance was higher at lower doses but approached a constant value of 0.107 to 0.166 L/day at higher doses. A single dose of IMG-007 at projected therapeutic dose levels of 300 to 600 mg maintained the projected target level (1.2 µg/ml) needed for blocking OX40-OX40L signaling in circulation for the entire follow-up period of 18 weeks. At projected therapeutic dose levels (300-600 mg), IMG-007 IV demonstrated a mean terminal half-life of 31 days.

Figure 10: Serum concentration vs time profile of IMG-007 following single IV Dose (Semi-log Scale)

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Based on data from a Phase 1 study in healthy adults. N=2 for dose groups 1-10 mg, N=6 for dose groups 30-600 mg. The data show Mean ± Standard Deviation

EC90: The 90% maximal effective concentration for the inhibition of OX40-OX40L signaling is ~1.2 ug/mL based on in-vitro assays

In the Phase 1 single SC dose study of IMG-007 (Study 2), a total of 16 adult healthy participants were enrolled, of whom 12 received a single SC dose of IMG-007 (150 mg or 600 mg). Serum concentrations were maintained above the projected target level (1.2 µg/ml) needed for blocking OX40-OX40L signaling in circulation for the entire follow-up period of 18 weeks (Figure 11). A single SC dose of 600 mg IMG-007 has demonstrated a mean terminal half-life of 34.7 days.

Figure 11: Concentration-time profile of a single SC dose of IMG-007

Based on data from a Phase 1 study in healthy adults. N=6 in each dose group. The data show Mean ± Standard Deviation 1. EC90: The 90% maximal effective concentration for the inhibition of OX40-OX40L signaling is ~1.2 ug/mL based on in-vitro assays.

Clinical Activity in Atopic Dermatitis

IMG-007 showed early signs of durable clinical activity in adults with moderate-to-severe AD in our Phase 1b/2a POC study. The Phase 1b/2a study (Study 3) evaluated the safety, PK and efficacy of multiple IV doses of IMG-007 in adults with moderate-to-severe AD. A total of 13 participants were enrolled from six centers in the U.S. and Canada. Baseline key disease characteristics included mean EASI score of 29.5, mean BSA of 52.0%, and 61.5% patients had IGA score of 3 (moderate) and 38.5% had IGA score of 4 (severe).

Administration of three doses of IMG-007 at week zero, two, and four resulted in rapid onset of clinical activity which was maintained after the last dose at week four as measured by percent changes in the EASI score (Figure 12a), O-SCORAD (Figure 12b) and BSA scores (Figure 12c). At Week 20, mean percent change from baseline in EASI score was 87% and at Week 24 74%. The proportion of participants who achieved ≥ 75% reduction from baseline in EASI (“EASI-75”) or ≥ 90% reduction from baseline in EASI (“EASI-90”) is presented in Figure 13. 54% of patients achieved EASI-75 by Week 16 and maintained at Week 20.

Figure 12a: Percent (%) change from baseline in EASI over time in IMG-007 Phase 1b/2a study in adults with moderate-to-severe AD

% change from baseline in EASI score
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Figure 12b: Percent (%) change from baseline in O-SCORAD over time in IMG-007 Phase 1b/2a study in adults with moderate-to-severe AD

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Figure 12c: Percent (%) change from baseline in BSA over time in IMG-007 Phase 1b/2a study in adults with moderate-to-severe AD

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The above charts show Mean ± Standard Error. N=13. Mixed-effect model with repeated measures (MMRM) were utilized for the analysis. EASI: Eczema Area and Severity Index; EASI is a composite scoring system used in clinical trials to measure the extent (area) and severity of atopic eczema (dermatitis). SCORAD: SCORing Atopic Dermatitis; O-SCOARD: Objective SCOARD. SCORAD and O-SCORAD are composite scoring systems used in clinical trials to measure the extent and severity of AD. BSA: Body Surface Area; BSA is a tool used in clinical trials to measure the extent of AD. Source: Company data on file. Shen Y et al. Revolutionizing Atopic Dermatitis (RAD) annual conference 2024; Shen Y et al, the European Academy of Dermatology and Venereology (EADV) annual conference 2024.

Figure 13: Proportion of participants who achieved EASI-75 or EASI-90 response in IMG-007 Phase 1b/2a study in adults with moderate-to-severe AD

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N=13; Patients who received rescue therapies were counted as “non-responders.” Last observation carried forward (LOCF) imputation was used for missing data, except for missing data that arises following study discontinuation with reason ‘lack of efficacy’ (none in the study).

IMG-007 has also demonstrated marked and durable inhibition of inflammatory biomarkers in adults with moderate-to-severe AD in a Phase 1b/2a trial. In the IMG-007 Phase 1b/2a study, durable inhibitions of serum inflammatory markers of diverse Th cells, including Th1, Th2 and Th17 cells, were observed for up to 24 weeks (Figure 14, Figure 15).

Figure 14: Th1, Th2, Th17 biomarkers were reduced to healthy ranges by

IMG-007 treatment in Phase 1b/2a POC study

* p<0.05 ** p<0.01; Two-way ANOVA with Dunnett’s multiple comparisons test; SEM: standard error of the mean

N numbers at baseline, wk16, and 24 were 13, 6 and 6, respectively.

Post-systemic rescue treatment results were censored from the analysis.

Olink Target48 panel was used for detection of serum proteins including those related to signaling of Th1 (IL27, CXCL9, IL1B, IL18, CXCL10, IFNG, CCL3, CXCL8, CCL4, CXCL11), Th2 (CCL2, CCL8, IL4, CCL11, IL13, CCL13, CCL19,CCL7. CCL17 by ELISA) and Th17 (CXCL12, IL17F, MMP12, IL17C, IL17A, CSF2).

Classification of Th1/2/17 cytokines/chemokines was primarily based on Pavel A B, Guttman-Yassky E, Allergy 2021;76(1): 314-325

Median and 90th percentile levels of each protein in healthy subjects’ serum were derived from validation data of Olink Target48 Cytokine panel and kit information of Human CCL17/TARC Quantikine ELISA.

Th: T helper

Figure 15: Inhibition of Th1, Th2 and Th17 serum biomarkers by IMG-007 treatment in Phase 1b/2a POC study

FC: fold change, Log10 (FC vs Baseline): Log10 transform of fold change vs baseline

Ns at baseline, wk 1, 4, 16, and 24 were 13, 12, 11, 6 and 6, respectively

Post-systemic rescue treatment results were censored from the analysis

ELISA assay for CCL17 and OLINK T48 panels were used for quantification of serum protein levels

Classification of Th1/2/17 cytokines/chemokines was primarily based on Pavel A B, Guttman-Yassky E, Allergy 2021;76(1): 314-325

The observed clinical activity and biomarker data that resulted from a short 4-week treatment, as well as the generally well-tolerated profile, suggest that the ADCC silencing of IMG-007 has retained the desired biological activity of OX40 blockade while improving the tolerability.

IMG-007’s potential competitive advantages

IMG-007 is among a class of emerging mAbs targeting OX40 and OX40L to block OX40-OX40L signaling. Some of the leading OX40-O40L targeting agents in development include rocatinlimab (Amgen), an anti-OX40 mAb with an enhanced antibody-dependent cellular cytotoxicity (“ADCC”) function, and amlitelimab (Sanofi), an anti-OX40L mAb. Among its peers IMG-007, with a silenced ADCC function due to bioengineering of its Fc region with N297A mutations, is the only non-T cell depleting anti-OX40 mAb in clinical development and has an extended half-life, further differentiating it from the class.

ADCC is a cytotoxic effector mechanism by which an antibody binds to and kills its antigen expressing cells through engaging its Fc region with immune effector cells, primarily natural killer (“NK”) cells. Rocatinlimab was engineered in its Fc region for an enhanced ADCC intended to deplete OX40-expressing T cells. In contrast, IMG-007’s silenced ADCC function may provide potential safety advantages by minimizing certain side effects related to T cell cytotoxicity. IMG-007 has been well-tolerated, with no reports of pyrexia or chills to date in clinical trials, which is potentially due to a silenced ADCC function.

Of note, amlitelimab targets OX40L and may, as a result, potentially function primarily in tissues, which are difficult for therapeutic antibodies to access. In contrast, IMG-007 targets the OX40 receptor, thus potentially blocking OX40-OX40L signaling in both circulation and tissues. In line with this hypothesis, in our Phase 1b/2a study of IMG-007 for the treatment of moderate-to-severe AD, we observed rapid onset and marked clinical activity in patients.

Sustained clinical activity after discontinuation of treatment has been shown in clinical trials of rocatinlimab, amlitelimab and IMG-007. This unique characteristic of the anti-OX40-OX40L class suggests the potential for longer disease remission periods or a shift towards disease modification versus symptomatic control alone with currently approved biologics. The sustained clinical response observed with the anti-OX40-OX40L class may be due to the durable pharmacodynamic (“PD”) effect of blocking the OX40-OX40L signaling, possibly influencing immune memory, which would allow less frequent dosing of OX40-OX40L antagonists for the long-term maintenance therapy in AD.

Coupled with its sustained clinical activity, IMG-007’s extended half-life will enable us to explore its potential to be dosed at convenient intervals, such as every 12 weeks (“Q12W”) or every 24 weeks (“Q24W”) for maintenance therapy, offering a meaningful differentiation from currently available therapies with far more frequent dosing.

Ongoing IMG-007 Phase 2b AD study

We have initiated a Phase 2b dose-finding study (the ADAPTIVE trial) to evaluate the efficacy and safety of various dose regimens of IMG-007 SC formulation in adult participants with active moderate-to-severe AD who have had inadequate response to and/or who are intolerant of topical AD therapy. Participants who have received prior systemic agents, such as biologics and JAK inhibitors, are permitted as long as they meet predefined eligibility criteria for washout of the prior medications. This is a monotherapy study.

The ADAPTIVE trial consists of a 20-week Double-blind Placebo-controlled Treatment Period and a 32-week Double-blind Active Treatment Period (Figure 16).

Figure 16: IMG-007 Phase 2b study schema

The primary efficacy endpoint will be the percentage change in EASI from baseline to Week 20. The key secondary efficacy endpoints include the percentage change in EASI from baseline to Week 16, the proportion (%) of patients achieving EASI-75 at Weeks 16 and 20, respectively, the proportion (%) of patients achieving IGA 0/1 and ≥ 2-point reduction from baseline at Weeks 16 and 20, respectively, and the incidence of treatment-emergent adverse events.

This dose-ranging study will provide data to inform the design and selection of optimal dose regimen(s) for future Phase 3 trials.

Potential Future Indications

Since OX40-OX40L signaling is important in the pathogenesis of a spectrum of I&I diseases, IMG-007 has the potential to treat not only AD, but also other I&I diseases, such as AA, asthma and COPD.

Alopecia Areata

AA is an autoimmune disease characterized by hair loss involving the scalp, face, and/or body. Approximately 2% of the human population have the risk of the disease during their lifetime, most commonly starting before the age of 30. The typical lesion is a non-scarring, hairless, circular patch on the scalp, evolving to multiple patches, but extensive forms can progress to a total loss of scalp or body hair. While data is limited and there is a lack of country-specific prevalence studies, based on the 0.2% U.S. prevalence, an estimated approximately 10.8 million people worldwide have been diagnosed with AA. Reliable estimates for the total AA market are limited, but available source projects it at approximately $3.5 billion in 2025, growing to approximately $6.9 billion by 2034.

Current treatment options for AA are limited. They include topical, intralesional, and systemic agents. Topical treatments (e.g., topical corticosteroids) have limited efficacy and are not suitable for large areas or long-term use. Intralesional corticosteroids are also not applicable for large areas and chronic use. Oral corticosteroids and conventional immunosuppressants are used off-label, with limited evidence from randomized controlled trials regarding their benefit/risk profiles in AA patients. These immunosuppressive agents are also associated with significant side effects that prevent their long-term use. Although oral JAK inhibitors have recently been approved by the FDA for severe AA, potential serious safety risks (Table 6) would limit its use for chronic management of AA. Moreover, discontinuation or failure to comply with JAK therapy may lead to rapid disease rebound.

Table 6: On-label clinical safety of FDA approved JAK inhibitors for the treatment of severe AA

1.	OLUMIANT Prescribing information. 2. LITFULO Prescribing information. 3. LEQSELVI Prescribing information.

There remains a significant unmet need for safe and effective novel targeted systemic therapies for long-term treatment of AA. Currently, there are no biologics approved for the treatment of AA. IMG-007 is the first anti-OX40-OX40L mAb that has been evaluated in a clinical trial for the treatment of AA.

Clinical Activity in Alopecia Areata

Our Phase 1b/2a POC study in AA (Study 4) evaluated the safety, PK and efficacy of IV doses of IMG-007 in adults with severe AA. A total of 29 patients were enrolled from 11 centers in the U.S. and Canada, including 6 patients in Cohort 1 who received up to three IV doses of 300 mg over four weeks (Baseline, Week 2 and 4)

and 23 patients in Cohort 2 who received up to three IV doses of 600 mg over four weeks. Patients were followed up to Week 24. Sixteen patients in Cohort 2 also participated in an optional extended follow-up period up to Week 36.

Key disease characteristics at baseline included a mean duration of current AA episode of 3.0 years and a mean SALT score of 80.4. Nine of 29 (31%) enrolled patients had baseline SALT scores of 95 or greater.

A 4-week treatment with IMG-007 resulted in a dose-related clinical activity of hair regrowth. Patients in Cohort 1 did not show a meaningful reduction from baseline (a mean of 1.1%) in SALT score at Week 24. Patients in Cohort 2 showed a mean reduction from baseline in SALT score of 14.3% at Week 24 and 21.7% at Week 36, continued to improve beyond Week 36 without plateau, approximately eight months after the last dose (Figure 17). At Week 36, 25% of patients in Cohort 2 achieved 30% or greater reduction from baseline in SALT score (“SALT30”). A preliminary clinical activity signal was observed in Cohort 2.

Figure 17: Improvement in SALT score after 4-week treatment with IMG-007 in Phase 1b/2a study in adults with severe AA (Baseline SALT score 50-100)

Least square (“LS”) mean percentage change from baseline in SALT is estimated from the mixed model repeated measure (“MMRM”). Data is presented as mean (“SE”).

All assessments after the start date of prohibited medication were set to missing. All the collected data available after treatment discontinuation were included in the analysis.

Non-responder imputation was performed for all scheduled visits following patient discontinuation from the study with the reason “lack of efficacy”.

LOCF approach was used for all missing visits, except for missing data that arises following study discontinuation with reason “lack of efficacy”.

The number of participants in the 600 mg group was 23 at weeks 16 and 24, and 16 at week 36.

Further, in Cohort 2, patients who had a baseline SALT score of 50 to less than 95 showed a greater degree of improvement compared to that in patients with a baseline SALT score of 95 or greater (Figure 18).

Figure 18: Four-week treatment with 600 mg led to a deeper improvement in patients with baseline SALT score 50 - < 95 than in patients with baseline SALT score 95 - 100

Figures showing data for Cohort 2 patients who received 600 mg over 4 weeks. Least square (“LS”) mean percentage change from baseline in SALT is estimated from the mixed model repeated measure (“MMRM”). Data is presented as mean (“SE”).

All assessments after the start date of prohibited medication were set to missing. All the collected data available after treatment discontinuation were included in the analysis.

Non-responder imputation was performed for all scheduled visits following patient discontinuation from the study with the reason “lack of efficacy”.

LOCF approach was used for all missing visits, except for missing data that arises following study discontinuation with reason “lack of efficacy”.

For the figure on the right showing SALT30 response, the number of participants in the 600 mg group with baseline SALT of 95-100 was 6 at weeks 16 and 24, and 5 at weeks 36. The number of participants in the 600 mg group with baseline SALT of 50 to < 95 was 17 at weeks 16 and 24, and 11 at week 36.

In addition, IMG-007 treatment showed marked and durable inhibition of inflammatory markers in adults with severe AA in a Phase 1b/2a trial. In the Phase 1b/2a AA study, scalp biopsy samples were collected at Baseline and Week 16 for the evaluation of inflammatory biomarkers. At baseline, patients showed activations of inflammatory markers of Th1, Th2, and CD8+ T cells in the AA lesional scalp, compared to the non-lesional scalp. A four-week treatment with three doses of 600 mg IMG-007 resulted in a marked inhibition of inflammatory markers of Th1, Th2 and CD8+ T cells at Week 16, approximately three months after the last dose (Figure 19).

Figure 19: Inhibition of inflammatory markers of Th1, Th2 and CD8+ T cells in the scalp after 4-week treatment with IMG-007 (Cohort 2) in adult AA patients in Phase 2a POC study

1. Kim M, et al. Allergy, 2024, 79(12): 3401-3414; Guttman-Yassky E, et al. JACI, 2022, 149(4): 1318-1328; Fuentes-Duculan J, et al. Experimental Dermatology, 2016, 25(4): 282-286.

2. Data from 4 participants who used prohibited medications have been censored (after the start of the prohibited use).

* p<0.05, ** p<0.01, unpaired T-test; SEM: standard error of the mean

For lesional scalp expression results (600mg), Ns at Baseline and wk16 were 23 and 17, respectively. Non-lesional scalp gene expression levels were measured in the corresponding non-lesional tissues, n=14.

Bulk RNAseq was used to measure gene expression levels in Th1 (CXCL9, CXCL10, CXCL11, CXCR3, IFNG, IL12RB1, CCL3, CCL4), Th2 (IL13, CCL13, CCL26, CCL17, IL4, CCL19, CCL8, CCL2, OSM, IL13RA2) and CD8+ T cells (GZMB, GZMA, CD8A, PRF1, KLRC1, CCL5, CXCR6).

Asthma

Asthma is a chronic inflammatory respiratory condition, affecting millions of people worldwide. It is characterized by chronic airway inflammation, airway hyperresponsiveness, and various degrees of airflow obstruction in the lungs, leading to symptoms such as wheezing, coughing, chest tightness, and shortness of breath, often triggered by allergens, pathogens or physical activity. Chronic airway inflammation may lead to airway subepithelial fibrosis, mucus hyperproduction, and remodeling. Like AD, asthma is primarily a T-cell driven disease involving activated effector T cells including various types of Th cells (Th1, Th2, Th9 and Th17) and memory T cells. Reduced regulatory T cells have also been implicated. Currently FDA approved biologics target the Th2 pathway or an epithelial alarmin cytokine thymic stromal lymphopoietin (“TLSP”). Since asthma patients present diverse clinical phenotypes and molecular endotypes, there remain needs for agents that target broader subtypes of T cells, which are key pathogenic drivers of asthma.

Emerging evidence from animal models of asthma and clinical translational research in asthma patients supports an important role of OX40-OX40L signaling in the pathogenesis of asthma. Both amlitelimab and rocatinlimab are being evaluated in Phase 2 studies in severe asthma patients. Considering IMG-007’s nondepleting and half-life extended characteristics, there is a potential for IMG-007 to be a differentiated therapeutic for the treatment of all subtypes of severe asthma.

Chronic obstructive pulmonary disease

COPD is a chronic inflammatory respiratory disease that affect millions of people worldwide and is a leading cause of death. It is characterized by persistent airway inflammation, airflow obstruction and irreversible airway structural damages. Symptoms include shortness of breath, chronic cough, wheezing, sputum production, and progressive worsening symptoms and disability over time if not adequately treated. COPD is driven by chronic airway inflammation and structural changes. The immunopathogenic mechanisms of COPD are not well understood; however, are thought to also involve diverse subtypes of T cells including activated Th1, Th2, and Th17, and attenuated regulatory T cells. DUPIXENT was the first Th2-targeting biologics approved for eosinophilic COPD. There are tremendous unmet needs in the treatment of COPD. Agents blocking the OX40-OX40L signaling represent potential therapeutics in the treatment of all subtypes of COPD.

In addition to AA, asthma and COPD, hidradenitis suppurativa, systemic sclerosis and celiac disease may be potential future indications to explore.

Competition

The biopharma industry is characterized by intense competition and rapid, continuing innovation. While we believe that our program, development experience and scientific knowledge provide us with competitive advantages, we face competition from major pharmaceutical and biotechnology companies, academic institutions, governmental agencies and public and private research institutions, among others. Any product candidates that we successfully develop and commercialize will compete with existing therapies and new therapies that may become available in the future. Many of the companies with which we are competing or will compete against in the future have greater financial and technical human resources than we do, as well as equal or greater experience in the discovery and development of product candidates, obtaining FDA and other regulatory approvals of products, and the commercialization of those products.

We believe the key competitive factors that will affect the development and commercial success of our product candidates, if approved, will be the efficacy, safety, and tolerability profile, convenience of dosing, and, if approved, pricing, and coverage by governmental and third-party payors. Specifically, there are several companies developing or marketing treatments that are approved or may be approved in the future for the same indications and/or disease as our IMG-007.

There are several approved products for moderate-to-severe AD, such as DUPIXENT® (dupilumab), an IL-4Rα mAb marketed by Sanofi/Regeneron, ADBRY® (tralokinumab-ldrm), an IL-13 mAb marketed by Leo Pharmaceuticals, and EBGLYSS™ (lebrikizumab-lbkz), an IL-13 mAb marketed by Eli Lilly and NEMLUVIO® (nemolizumab-ilto), an IL-31 mAb marketed by Galderma Laboratories, L.P. There are several approved treatments that target JAK1 and/or JAK2 to treat AD, including CIBINQO® (abrocitinib) marketed by Pfizer, RINVOQ® (upadacitinib) by AbbVie, OLUMIANT® (baricitinib) by Eli Lilly and LEQSELVI™ (deuruxolitinib) by Sun Pharma.

These approved products have all demonstrated clinically significant efficacy results. However, none of these products target the OX40-OX40L pathway, and as such, we consider the key competitors to be the therapeutic candidates targeting the same or substantially similar mechanism of action.

Blocking OX40-OX40L versus Th2 signaling

Blocking OX40-OX40L signaling have two important advantages over blocking Th2 pathway alone by having the potential:

•	To address more diverse clinical phenotypes by blocking not only Th2, but also Th1, Th17, Th22, and activated memory T cells, and help restore regulatory T cells (Table 7)

•

To provide longer disease remission periods or a shift towards disease modification versus symptomatic control alone by influencing immune memory. This would also allow for less frequent dosing regimens for long-term maintenance therapy

Table 7: Potential advantages of blocking OX40-OX40L signaling versus blocking Th2 signaling only

Target pathway	Blocking OX40-OX40L signaling	Blocking Th2 signaling
Th1	✓	
Th2	✓	✓
Th17	✓	
Th22	✓	
Memory T	✓	
Regulatory T	✓

IMG-007 has demonstrated potential for a differentiated profile

Clinical stage monoclonal antibodies targeting OX40 or OX40L for the AD indication include rocatinlimab, an anti-OX40 receptor mAb with an enhanced ADCC in development by Amgen, amlitelimab, an anti-OX40L mAb in development by Sanofi, STAR-0310, an anti-OX40 mAb by Astria Therapeutics, and APG990, an anti-OX40L mAb by Apogee Therapeutics. Only rocatinlimab and amlitelimab are ahead of IMG-007 in development and have reported results of their clinical trials which are summarized below.

Key characteristics of anti-OX40 and anti-OX40L mAbs in late-stage clinical development

IMG-007 is designed to be a non-depleting IgG1 subclass anti-OX40 mAb with a silenced ADCC function by Fc N297A mutations.

Rocatinlimab is an IgG1 anti-OX40 mAb with an enhanced ADCC by Fc defucosylation intended to OX40-expressing T cells. Amlitelimab, an IgG4 anti-OX40L mAb that has inherently minimal ADCC function.

OX40 is primarily expressed by activated T cells present in both blood and tissues while OX40L is primarily expressed by immune cells in tissues. Therefore, an anti-OX40 mAb (e.g., IMG-007) can engage its target in both blood and tissues whereas an anti-OX40L mAb (e.g., amlitelimab) acts predominantly in tissues. IMG-007 has the potential to be more efficient in inhibiting OX40-OX40L signaling than an anti-OX40L mAb because the former can function in both blood and tissues but the latter primarily in the tissues, which are generally more difficult for an mAb to access due to its relatively large molecular size.

Half-life data for anti-OX40 and anti-OX40L mAbs in late-stage clinical development

In a Phase 1 study in healthy adults, a single SC dose of 3 mg/kg rocatinlimab demonstrated a mean half-life ranging from 7.4 days in Japanese to 12.0 days in Caucasian participants, which is markedly shorter than the average half-life for IgG1 antibodies.

In a Phase 1 study in healthy adults, a single IV dose of 4 mg/kg amlitelimab on Day 1 followed with 2 mg/kg on Days 4 and 8 demonstrated a mean half-life of 20.3 days, which is consistent with the average half-life for IgG4 antibodies.

Clinical activity of anti-OX40 and anti-OX40L mAbs in late-stage clinical development

In a Phase 2b study in patients with moderate-to-severe AD, continuous treatment over 18 weeks with SC doses of rocatinlimab 300 mg Q2W resulted in a mean percent change of EASI of 61.1%; 54% patients achieved the EASI-75 response at Week 16.

In a Phase 2b study in patients with moderate-to-severe AD, continuous treatment over 24 weeks with SC doses of amlitelimab 500 mg loading on Day 1 followed with 250 mg Q4W resulted in a mean percent change of EASI of 61.6%; 40.3% patients achieved the EASI-75 response at Week 16.

Additionally, in the Phase 3 maintenance studies, rocatinlimab Q4W and Q8W regimens are being explored whereas Q4W and Q12W regimens are being explored for amlitelimab.

Tolerability profiles of anti-OX40 and anti-OX40L mAbs in late-stage clinical development

In clinical trials of rocatinlimab, pyrexia and chills are commonly reported adverse events by healthy volunteers and patients. In its Phase 2b dose-finding study in AD patients, there appeared to be a dose-related increase in the incidences of pyrexia and chills, which may be due to T cell depletion resulting from the enhanced ADCC function.

Amlitelimab has shown an overall well-tolerated profile based on clinical trials reported to date, which may be due to minimal ADCC function since it is an IgG4 isotype.

IP Overview

Our future commercial success depends in part on our ability to obtain, maintain and protect intellectual property and other proprietary rights for our current and future product candidates, to operate without infringing, misappropriating or otherwise violating the intellectual property and proprietary rights of others, and to prevent others from infringing, misappropriating or otherwise violating our intellectual property and proprietary rights. We seek to protect our proprietary position by, among other methods, filing or exclusively in-licensing patent applications related to our technology, inventions and improvements that are important to the development and implementation of our business. We also rely on trade secrets, know-how, continuing technological innovation and potential future in-licensing of intellectual property to develop and maintain our position.

As for the therapeutic product candidate we are developing and seeking to commercialize, we have pursued composition and therapeutic method of use patents, formulation patents, and therapeutic use patents on novel indications. Our therapeutic product candidate is a biologic, and more particularly a monoclonal antibody, so we intended to seek protection for amino acid and nucleotide sequences, and other claims conventionally used to protect aspects of therapeutic biological agents. We may also seek future patent protection, either alone or jointly with our collaborators, as our collaboration agreement may dictate.

Our patent portfolio as of June 30, 2025 consists of four patent families. The first patent family is licensed from Hutchmed under the Hutchmed Agreement is directed to the composition of matter of the molecule of IMG-007. This patent family includes one provisional and one non-provisional patent application followed by national stage filings in United States, Argentina, Australia, Brazil, Canada, Chili, China, Eurasia, Europe, Indonesia, Israel, India, Japan, Korea, Mexico, Malaysia, New Zealand, Peru, Philippines, Singapore, South Africa, Hong Kong and Taiwan. The United States and Taiwan patents have been granted in 2024. We would expect these patents to expire in 2041, without considering any possible patent term adjustment or extensions. If the remaining patent applications mature into one or more issued patents, we expect those patents to expire in 2041, absent any applicable patent term extensions.

The second patent family is owned by us and is directed to intravenous formulation of IMG-007. This family of patents includes two provisional and one non-provisional applications, followed by national stage patent applications in United States, Australia, Brazil, Canada, China, Israel, Japan, Mexico, Chile, Peru, Singapore, Malaysia, Philippines, New Zealand, Europe, India, Indonesia, Korea, South Africa, Eurasia and Taiwan. If these patent applications mature into one or more issued patents, we would expect those patents to expire in 2042, absent any applicable patent term extensions.

The third patent family is owned by us and is directed to methods of using IMG-007. This family includes one provisional and one non-provisional patent application. If the non-provisional patent application matures into one or more issued patents (assuming additional national stage patent filings), we would expect those patents to expire in 2044, absent any applicable patent term extensions.

The fourth patent family is also owned by us and is directed to subcutaneous formulation of IMG-007 and includes one provisional application. If this provisional patent application is pursued non-provisionally and mature into an issued patent, we would expect this patent to expire in 2045, absent any applicable patent term extensions.

Provisional patent applications are not eligible to become issued patents until, among other things, we file a non-provisional patent application within 12 months of filing of one or more of our related provisional patent applications. Moreover, PCT patent applications are not eligible to become an issued patent until, among other things, we file one or more national stage patent applications within, depending on the country, 30 to 32 months of the PCT application’s priority date in the countries in which we seek patent protection. If we do not timely file any non-provisional patent applications or national stage patent applications, we may lose our priority date with respect to our provisional patent applications or PCT patent applications and any patent protection on the inventions disclosed in our provisional patent applications. While we intend to timely file non-provisional patent applications relating to our provisional patent applications and national stage patent applications relating to our PCT patent applications, we cannot predict whether any such patent applications will result in the issuance of patents that provide us with any competitive advantage.

Individual issued patents extend for varying periods depending on the date of filing of the patent application or the date of patent issuance and the legal term of patents in the countries in which they are obtained. Generally, utility patents issued for applications filed in the United States are granted a term of 20 years from the earliest effective filing date of a non-provisional patent application. The term of a patent, and the protection it affords, is therefore limited and once the patent term of our issued patents have expired, we may face competition, including other competing technologies. Because of the extensive time required for clinical development and regulatory review of a drug we may develop, it is possible that, before any of our product candidates can be commercialized, any related patent may expire or remain in force for only a short period following commercialization, thereby reducing any advantage of any such patent.

In addition, in certain instances, a U.S. patent term can be extended to recapture a portion of the term effectively lost as a result of FDA regulatory review period or delay by the USPTO in issuing the patent. However, with respect to patent term extensions granted as a result of the FDA regulatory review period, the restoration period cannot be longer than five years, the total patent term including the restoration period must not exceed 13 years following FDA approval, only one patent applicable to each regulatory review period may be extended and only those claims covering the approved drug or a method for using it may be extended. We may not receive an extension if we fail to exercise due diligence during the testing phase or regulatory review process, fail to apply within applicable deadlines, fail to apply prior to expiration of relevant patents or otherwise fail to satisfy applicable requirements. Moreover, the length of the extension could be less than we request. There can be no assurance that we will benefit from any patent term extension or favorable adjustment to the term of any of our patents.

The duration of foreign patents varies in accordance with provisions of applicable local law but typically is also 20 years from the earliest effective filing date. However, the actual protection afforded by a patent varies on a product-by-product basis, from country to country, and depends upon many factors, including the type of patent, the scope of its coverage, the availability of regulatory related extensions, the availability of legal remedies in a particular country and the validity and enforceability of the patent. As a result, our owned and licensed patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.

If we do not adequately protect our intellectual property, third parties, including our competitors, may be able to use our technologies to produce and market drugs or diagnostic and/or prognostic products in direct competition with us and erode our competitive advantage. The patent positions of biotechnology and pharmaceutical products and processes like those we may develop and commercialize are generally uncertain and involve complex legal and factual questions that may diminish our ability to protect our intellectual property. For more information regarding risks related to our intellectual property, see “Risk Factors—Risks Related to Our Intellectual Property.”

Rapidly evolving patent laws in the United States and elsewhere make it difficult to predict the breadth of claims that may be allowed or enforced in our patents. Moreover, patent offices in general can require that patent applications concerning pharmaceutical and/or biotechnology-related inventions be limited or narrowed substantially to cover only the specific innovations exemplified in the patent application, thereby limiting the scope of protection against competitive challenges. Thus, even if we are able to obtain patents, the patents may be substantially narrower than anticipated.

Our ability to maintain and defend our intellectual property and proprietary position for our products, product candidates and other technologies will depend on our success in obtaining effective claims and enforcing those claims once granted. We do not know whether any of the patent applications that we may file or license from third parties will result in the issuance of any patents. The issued patents that we own or license may receive in the future, or license from third parties may be challenged, invalidated, held unenforceable, narrowed or circumvented, and the rights granted under any issued patents may not provide us with proprietary protection or competitive advantages against third parties, including our competitors, with similar technology. Furthermore, third parties, including our competitors, may be able to independently develop and commercialize similar drugs or products, or duplicate our technology, business model or strategy without infringing our patents.

Trade Secrets

We also rely upon unpatented trade secrets and know-how and continuing technological innovation to develop, protect and maintain our competitive position and aspects of our business that are not amenable to, or that we do not presently consider appropriate for, patent protection and prevent competitors from reverse engineering or copying our technologies. However, the foregoing rights are difficult to protect. We seek to protect our proprietary information, in part, using confidentiality agreements with our commercial partners, collaborators, employees and consultants and invention assignment agreements with our employees. We also have confidentiality agreements or invention assignment agreements with our commercial partners and selected consultants. These agreements are designed to protect our proprietary information and, in the case of the invention assignment agreements, to grant us ownership of technologies that are developed through a relationship with a third party. These agreements may be breached, and we may not have adequate remedies for any breach. There can be no assurance that these agreements will provide meaningful protection for our trade secrets or other intellectual property or proprietary information. In addition, our trade secrets may otherwise become known or be independently discovered by third parties, including our competitors. To the extent that our partners, collaborators, employees and consultants use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions. For more information regarding risks related to our trade secrets, see “Risk Factors—Risks Related to Our Intellectual Property.”

Data privacy and security

In the ordinary course of our business, we and the third parties with whom we work process personal and sensitive data. Accordingly, we are subject to numerous data privacy and security obligations, including federal, state, local, and foreign laws, regulations, guidance, and industry standards related to data privacy and security. For example, the EU GDPR, the UK GDPR, Australia’s Privacy Act, and China’s PIPL impose strict requirements for processing personal data. Obligations related to data privacy and security (and individuals’ data privacy expectations) are quickly changing, becoming increasingly stringent, and creating uncertainty. Additionally, these obligations may be subject to differing applications and interpretations, which may be inconsistent or conflict among jurisdictions. Cyber-attacks, malicious internet-based activity, online and offline fraud, and other similar activities threaten the confidentiality, integrity, and availability of our sensitive information and information technology systems, and those of the third parties with whom we work (including our current and future CROs). Such threats are prevalent, continue to rise, are increasingly difficult to detect and come from a variety of sources, including traditional computer “hackers,” threat actors, “hacktivists,” organized criminal threat actors, personnel (such as through theft or misuse), sophisticated nation states and nation-state supported actors, including via advanced persistent threat intrusions. If we (or the third parties with whom we work) experience a security incident or are perceived to have experienced a security incident, we could face adverse consequences.

See the section titled “Risk Factors—Risks Related to Government Regulation” and “Risk Factors—Risks Related to our Industry and Business” for additional information about the laws and regulations to which we may become subject and about the risks to our business associated with such laws and regulation.

Manufacturing

We do not own or operate and currently have no plans to establish any manufacturing facilities. We rely on and expect to continue to rely on third-party CDMOs for the manufacturing of our product candidate and related raw materials for clinical development, as well as for the commercial manufacturing of any of our product candidate that receive marketing approval in the future. We currently solely rely on Wuxi Biologics to provide biological development and manufacturing services. We believe there are multiple sources for all of the materials required for the manufacturing of our product candidate and development program and may in the future engage additional CDMOs to provide biological development and manufacturing services. As our product candidate advances through development, we expect to enter into longer-term commercial supply agreements with key suppliers and manufacturers to fulfill and secure our production needs. If our current CDMO becomes unavailable to us for any reason, we believe that there are a number of potential replacements, and we will need to identify and qualify such replacements.

We also rely on CDMOs to perform all chemistry, manufacturing, and controls activities. Our agreements with CDMOs may obligate them to develop or transfer upstream and downstream processes, develop or transfer drug product manufacturing processes, develop or transfer suitable analytical methods for release and stability testing and qualify these methods for use with our product candidates, produce drug substance for preclinical testing, and produce drug substance or drug product under cGMP for use in clinical trials among other activities. In addition, we rely on CDMOs to operate facilities that meet regulatory requirements for production and testing of clinical and commercial products and to work closely with us to validate manufacturing processes prior to commercial launch. We qualify CDMOs prior to initiation of cGMP regulated activities and periodically thereafter as part of the supplier qualification program. We oversee CDMOs by performing technical and quality assurance review and/or approval of cGMP documentation, establishing quality agreements to define responsibilities and expectations for goods and services, and observing production and testing activities as a person-in-plant, among other activities.

Sales and Marketing

As our product candidate advances through development, we expect to establish a commercial strategy which will be focused on maximizing the value of our product by either entering into collaborations with commercial stage pharmaceutical companies or building an in-house commercial organization and retaining commercialization rights to our product candidate in full or in certain therapeutics indications or geographies.

Summary of License and Collaboration Agreements

Hutchmed Collaboration, Option and License Agreement

In January 2021, we entered into the Hutchmed Agreement, pursuant to which Hutchmed granted us the exclusive option to the worldwide license with the right to sublicense to develop, manufacture and commercialize several licensed compounds including humanized antagonistic OX40 receptor mAb (IMG-007) (the “Licensed Compounds”) for the treatment or prevention of all diseases and conditions except oncology. The exclusive option was granted on a Licensed Compound-by-Licensed Compound basis, exercisable at our sole discretion upon payment of an option exercise fee in cash or the issuance of our ordinary shares.

On February 2, 2024, we exercised the option under the Hutchmed Agreement by entering into a share subscription agreement to issue 140,636,592 our ordinary shares to Hutchmed and obtained an exclusive, worldwide, royalty-bearing license with the right to sublicense through multiple tiers, under certain patents and know-how controlled by Hutchmed and Hutchmed’s right, title and interest in the joint intellectual property to develop, manufacture and commercialize any product that contains, incorporates, or otherwise includes the humanized OX40 antagonistic monoclonal antibody (anti-OX40 mAb) (“Licensed Product”).

Under the Hutchmed Agreement, we are required to pay an aggregate of up to $92.5 million for each Licensed Product upon the achievement of various development, regulatory and commercialization milestones with respect to such Licensed Product, $20.0 million of which would be due prior to the first approval of a Licensed Product in the United States, and an aggregate of up to $135.0 million for each Licensed Compound upon the achievement of various worldwide aggregate cumulative annual net sales milestones for the Licensed Products that contain such Licensed Compound. We are also obligated to pay tiered royalty rates in the high single-digit to low tens percentages to Hutchmed on a Licensed Compound-by-Licensed Compound basis for net sales of such Licensed Compounds worldwide, subject to reduction in certain circumstances. Royalties will be payable on a Licensed Product-by-Licensed Product and country-by-country basis for a period commencing upon the first commercial sale of the Licensed Product in such country and continuing until the later of (a) the expiration of all valid patent claims or regulatory exclusivity covering the Licensed Product in such country and (b) 10 years after such first commercial sale.

The Hutchmed Agreement will remain in effect until the expiration of all royalty payment obligations on a country-by-country and Licensed Product-by-Licensed Product basis, and may be earlier terminated by either party for the other party’s uncured material breach or insolvency. In addition, Hutchmed may terminate the Hutchmed Agreement if we challenge any of the licensed patents, or terminate the Hutchmed Agreement with respect to a particular Licensed Compound if we do not conduct any material development or commercialization activities for a specified period of time after we exercise the applicable exclusive option, and we have the right to terminate the Hutchmed Agreement for convenience upon advance notice to Hutchmed. For more information on the patent family licensed from Hutchmed under the Hutchmed Agreement, see the section titled “—IP Overview.”

Cell Line License Agreement with WuXi Biologics

In February 2021, we and WuXi Biologics (Hong Kong) Limited (“WuXi Biologics”) entered into a Cell Line License Agreement (the “Cell Line License Agreement”). Under the Cell Line License Agreement, we received a non-exclusive, worldwide, conditionally sublicensable license to certain of WuXi Biologics’ know-how, cell line, biological materials and media and feeds (the “WuXi Biologics Licensed Technology”) to make, have made, use, sell and import certain therapeutic products produced through the use of the cell line licensed by WuXi Biologics under the Cell Line License Agreement (the “WuXi Biologics Licensed Products”). Specifically, the WuXi Biologics Licensed Technology is used to manufacture a component of our IMG-007 program. In consideration of the license, we agreed to pay WuXi Biologics a non-refundable license fee of $150,000. Additionally, if we manufacture all of our commercial supplies of WuXi Biologics Licensed Products with a manufacturer other than WuXi Biologics or its affiliates, we are required to make royalty payments to

WuXi Biologics in an amount equal a fraction of a single digit percentage of global net sales of WuXi Biologics Licensed Products manufactured by a third-party manufacturer. The Cell Line License Agreement will continue indefinitely unless terminated (i) by us upon a certain time period’s prior written notice and our payment of all undisputed amounts due to WuXi Biologics through the effective date of termination, (ii) by either party for a material breach by the other party that remains uncured for certain a period of time after written notice, or (iii) by WuXi Biologics if we fail to make a payment and such failure continues for a certain period of time after receiving notice of such failure.

Human Resources and Facilities

Employees

As of June 30, 2025, we had 25 full-time employees and no part-time employees. Of these employees, 15 are engaged in research and development. We consider our relationship with our employees to be good. We are committed to recruiting talents necessary for our long-term success, including but not limited to, clinical, scientific, development, technical operations, regulatory, finance, and other functions.

Facilities

As of June 30, 2025, we lease approximately 2,596 square feet of office space in San Diego, California. We believe that our existing facilities will meet our current and near-term needs, and that suitable additional space will be available as and when needed.

Legal Proceedings

Merger Proceedings

Since the announcement of the Merger Agreement on December 23, 2024, two lawsuits (captioned captions Smith v. Ikena Oncology, Inc., et al., No. 653576/2025 (N.Y. Sup. Ct.) and Kent v. Ikena Oncology, Inc., et al., No. 653588/2025 (N.Y. Sup. Ct.)) were filed in the Supreme Court of the State of New York against Ikena and its directors. The complaints, filed by purported stockholders of Ikena, assert negligence claims under New York common law and allege that the prospectus filed in connection with the Merger omitted certain purportedly material information which rendered the prospectus incomplete and misleading. The complaints seek equitable and money damages. We believe that the allegations in the complaints described above are without merit, and that the disclosures set forth in the prospectus comply fully with all applicable law.

Other Legal Proceedings

From time to time, we may become involved in litigation or other legal proceedings. We are not currently a party to any litigation or legal proceedings that, in the opinion of our management, are probable to have a material adverse effect on our business. Regardless of outcome, litigation can have an adverse impact on our business, financial condition, results of operations and prospects because of defense and settlement costs, diversion of management resources and other factors.

Relevant law and regulations

U.S. Biologic Development Process

In the United States, the FDA regulates biologics under the federal Food, Drug, and Cosmetic Act, the Public Health Service Act (“PHSA”) and their implementing regulations. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources. The process required by the FDA before a biologic may be marketed in the United States generally involves the following:

•	completion of preclinical laboratory tests, animal studies and formulation studies in accordance with FDA’s GLP requirements and other applicable regulations;

•	submission to the FDA of an IND application which must become effective before human clinical trials may begin;

•	approval by an independent IRB or ethics committee at each clinical site before each trial may be initiated;

•	performance of adequate and well-controlled human clinical trials in accordance with GCPs to establish the safety, purity and potency of the proposed biologic for its intended use;

•	preparation of and submission to the FDA of a BLA after completion of all pivotal trials;

•	a determination by the FDA within 60 days of its receipt of a BLA to file the application for review;

•	satisfactory completion of an FDA advisory committee review, if applicable;

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satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the drug is produced to assess compliance with cGMP requirements to assure that the facilities, methods and controls are adequate to preserve the drug’s identity, strength, quality and purity, and of selected clinical investigation sites to assess compliance with GCPs; and

•	FDA review and approval of the BLA to permit commercial marketing of the product for particular indications for use in the United States.

The preclinical developmental stage generally involves laboratory evaluations of chemistry, formulation and stability, as well as studies to evaluate the product candidate’s toxicity in animals, in an effort to support subsequent clinical testing. The conduct of preclinical studies is subject to federal regulations and requirements, including GLP regulations.

Prior to beginning the first clinical trial with a product candidate in the United States, the trial sponsor must submit an IND to the FDA. An IND is a request for authorization from the FDA to administer an investigational drug to humans. The central focus of an IND submission is on the general investigational plan and the protocol(s) for clinical trials. The IND also includes results of animal and in vitro studies assessing the toxicology, pharmacokinetics, pharmacology and PD characteristics of the product candidate, chemistry, manufacturing and controls information, and any available human data or literature to support the use of the product candidate. An IND must become effective before human clinical trials may begin. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, raises safety concerns or questions about the proposed clinical trial. In such a case, the IND may be placed on clinical hold and the IND sponsor and the FDA must resolve any outstanding concerns or questions before the clinical trial can begin. Submission of an IND therefore may or may not result in FDA authorization to begin a clinical trial.

Clinical trials involve the administration of the investigational product to human subjects under the supervision of qualified investigators, generally physicians not employed by or under the trial sponsor’s control, in accordance with GCPs, which include the requirement that all research subjects provide their informed consent for their participation in any clinical trial. Clinical trials are conducted under protocols detailing, among other things, the objectives of the study, the parameters to be used in monitoring subject safety and the effectiveness criteria to be evaluated. A separate submission to the existing IND must be made for each successive clinical trial conducted during product development and for any subsequent protocol amendments. While the IND is active, progress reports summarizing the results of the clinical trials and pre-clinical studies performed since the last progress report, among other information, must be submitted at least annually to the FDA, and written IND safety reports must be submitted to the FDA and investigators for serious and unexpected suspected adverse events, findings from other studies suggesting a significant risk to humans exposed to the same or similar drugs, findings from animal or in vitro testing suggesting a significant risk to humans, and any clinically important increased incidence of a serious suspected adverse reaction compared to that listed in the protocol or investigator brochure.

Furthermore, an independent IRB for each site proposing to conduct the clinical trial must review and approve the plan for any clinical trial and its informed consent form before the clinical trial begins at that site and must monitor the study until completed. Regulatory authorities, the IRB or the sponsor may suspend a clinical trial at any time on various grounds, including a finding that the subjects are being exposed to an unacceptable health risk or that the trial is unlikely to meet its stated objectives. Some studies also include oversight by an independent group of qualified experts organized by the clinical trial sponsor, known as a data safety monitoring board, which provides authorization for whether or not a study may move forward at designated check points based on access to certain data from the study, and may halt the clinical trial if it determines that there is an unacceptable safety risk for subjects or other grounds, such as no demonstration of efficacy. There are also requirements governing the reporting of ongoing clinical trials and clinical trial results to public registries, including clinicaltrials.gov.

Human clinical trials are typically conducted in three sequential phases that may overlap or be combined:

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Phase 1: The product candidate is initially introduced into healthy human subjects or patients with the target disease or condition. These studies are designed to test the safety, tolerability, absorption, metabolism, distribution and clearance of the investigational product in humans, the side effects associated with increasing doses, and, if possible, to gain early evidence on effectiveness.

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Phase 2: The product candidate is administered to a limited patient population with a specified disease or condition to evaluate the preliminary efficacy, optimal doses, dose administration schedules and to identify and characterize treatment emergent signs and symptoms and safety risks. Multiple Phase 2 clinical trials may be conducted to obtain information prior to beginning larger and more expensive Phase 3 clinical trials.

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Phase 3: The product candidate is administered to an expanded patient population to further evaluate dose, to provide statistically significant evidence of clinical efficacy and to further test for safety, generally at multiple geographically dispersed clinical trial sites. These clinical trials are intended to establish the overall risk/benefit ratio of the investigational product and to provide an adequate basis for product approval.

In some cases, the FDA may require, or sponsors may voluntarily pursue, additional clinical trials after a product is approved to gain more information about the product. These so-called Phase 4 studies, may be conducted after initial marketing approval, and may be used to gain additional experience from the treatment of patients in the intended therapeutic indication. In certain instances, the FDA may mandate the performance of Phase 4 clinical trials as a condition of approval of a BLA.

Concurrent with clinical trials, companies usually complete additional pre-clinical studies and must also develop additional information about the chemistry and physical characteristics of the drug and finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product candidate and, among other things, the manufacturer must develop methods for testing the identity, strength, quality and purity of the final drug. In addition, appropriate packaging must be selected and tested, and stability studies must be conducted to demonstrate that the product candidate does not undergo unacceptable deterioration over its shelf life.

In addition, during the development of a new drug, sponsors are given opportunities to meet with the FDA at certain points. These points may be prior to submission of an IND, at the end of Phase 2, and before a BLA is submitted. Meetings at other times may be requested. These meetings can provide an opportunity for the sponsor to share information about the data gathered to date, for the FDA to provide advice, and for the sponsor and the FDA to reach agreement on the next phase of development. Sponsors typically use the meetings at the end of the Phase 2 trial to discuss Phase 2 clinical results and present plans for the pivotal Phase 3 clinical trials that they believe will support approval of the product candidate.

FDA Review & Approval Process

Following successful completion of clinical trials, data are analyzed to assess whether the investigational product is safe and effective for the proposed indicated use or uses. The results of pre-clinical studies and clinical trials for a particular product candidate are then submitted to the FDA as part of a BLA, along with proposed labeling, chemistry and manufacturing information to ensure product quality and other relevant data. A BLA is a request for approval to market the biologic for one or more specified indications and must contain proof of safety, purity and potency. An application may include both negative and ambiguous results of pre-clinical studies and clinical trials, as well as positive findings. Data may come from company-sponsored clinical trials intended to test the safety and efficacy of a product’s use or from a number of alternative sources, including trials initiated by investigators. To support marketing approval, the data submitted must be sufficient in quality and quantity to establish the safety, purity and potency of an investigational product to the satisfaction of the FDA. FDA approval of a BLA must be obtained before a biologic may be marketed in the United States.

Under the PDUFA, a BLA must be accompanied by a user fee. The FDA adjusts the PDUFA user fees on an annual basis. Fee waivers or reductions are available in certain circumstances, including a waiver of the application fee for the first application filed by a small business.

The FDA reviews all submitted BLAs before it accepts them for filing, and may request additional information rather than accepting the BLA for filing. The FDA must make a decision on accepting a BLA for filing within 60 days of receipt, and such decision could include a refusal to file by the FDA. Once and if the submission is accepted for filing, the FDA begins an in-depth review of the BLA. Under the goals and policies agreed to by the FDA under PDUFA, the FDA targets ten months, from the filing date, in which to complete its initial review of an original BLA and respond to the applicant, and six months from the filing date of an original BLA designated for priority review. The FDA does not always meet its PDUFA goal dates for standard and priority BLAs, and the review process is often extended by FDA requests for additional information or clarification. Before approving a BLA, the FDA will conduct a pre-approval inspection of the manufacturing facilities for the new product to determine whether they comply with cGMP requirements. The FDA will not approve the product unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. The FDA also may audit data from clinical trials to ensure compliance with GCP requirements and confirm such data are intended to evaluate the integrity of clinical data. Additionally, the FDA may refer applications for novel products or products which present difficult questions of safety or efficacy to an advisory committee, typically a panel that includes clinicians and other experts, for review, evaluation and a recommendation as to whether the application should be approved and under what conditions, if any. The FDA is not bound by recommendations of an advisory committee, but it considers such recommendations when making decisions on approval. The FDA likely will reanalyze the clinical trial data, which could result in extensive discussions between the FDA and the applicant during the review process. After the FDA evaluates a BLA, it will issue an approval letter or a Complete Response Letter. An approval letter authorizes commercial marketing of the product with specific prescribing information for specific indications. A Complete Response Letter indicates that the review cycle of the application is complete, and the application will not be approved in its present form. A Complete Response Letter usually describes all of the specific deficiencies in the BLA identified by the FDA. The Complete Response Letter may require the applicant to obtain additional clinical data, including the potential requirement to conduct additional pivotal Phase 3 clinical trial(s) and to complete other significant and time-consuming requirements related to clinical trials, or to conduct additional pre-clinical studies or manufacturing activities. If a Complete Response Letter is issued, the applicant may either resubmit the BLA, addressing all of the deficiencies identified in the letter, or withdraw the application or request an opportunity for a hearing. Even if such requested data and information are submitted, the FDA may decide that the BLA does not satisfy the criteria for approval.

Expedited Development and Review Programs

A sponsor may seek to develop and obtain approval of its product candidates under programs designed to accelerate the development, FDA review and approval of product candidates that meet certain criteria. For example, the FDA has a Fast Track program that is intended to expedite or facilitate the process for reviewing new drugs and biologics that are intended to treat a serious or life-threatening disease or condition and demonstrate the potential to address unmet medical needs for the condition. Fast Track designation applies to both the product and the specific indication for which it is being studied. For a Fast Track-designated biological product, the FDA may consider sections of the BLA for review on a rolling basis before the complete application is submitted, if the sponsor provides a schedule for the submission of the sections of the application, the FDA agrees to accept sections of the application and determines that the schedule is acceptable, and the sponsor pays any required user fees upon submission of the first section of the application. The sponsor can request the FDA to designate the product for Fast Track status any time before receiving BLA approval, but ideally no later than the pre-BLA meeting.

A product submitted to the FDA for marketing authorization, including under a Fast Track program, may be eligible for other types of FDA programs intended to expedite development or review, such as priority review. Priority review means that, for an original BLA, the FDA sets a target date for FDA action on the marketing application at six months after accepting the application for filing as opposed to ten months. A product is eligible for priority review if it is designed to treat a serious or life-threatening disease condition and, if approved, would provide a significant improvement in safety and effectiveness compared to available therapies. If criteria are not met for priority review, the application for an original BLA is subject to the standard FDA review period of ten months after FDA accepts the application for filing. Priority review designation does not change the scientific/medical standard for approval or the quality of evidence necessary to support approval.

Additionally, a biologic may be eligible for designation as a breakthrough therapy if the product candidate is intended, alone or in combination with one or more other drugs or biologics, to treat a serious or life-threatening condition and preliminary clinical evidence indicates that the product candidate may demonstrate substantial improvement over currently approved therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. If the FDA designates a breakthrough therapy, it may take actions appropriate to expedite the development and review of the application, which may include holding meetings with the sponsor and the review team throughout the development of the therapy; providing timely advice to, and interactive communication with, the sponsor regarding the development of the product candidate to ensure that the development program to gather the preclinical and clinical data necessary for approval is as efficient as practicable; assigning a cross disciplinary project lead for the FDA review team to facilitate an efficient review of the development program and to serve as a scientific liaison between the review team and the sponsor; and considering alternative clinical trial designs when scientifically appropriate, which may result in smaller trials or more efficient trials that require less time to complete and may minimize the number of patients exposed to a potentially less efficacious treatment. Breakthrough therapy designation comes with the benefits of Fast Track designation, which means that the sponsor may file sections of the BLA for review on a rolling basis if certain conditions described above are satisfied.

Even if a product candidate qualifies for one or more of these programs, the FDA may later decide that the product candidate no longer meets the conditions for qualification or the time period for FDA review or approval may not be shortened. Furthermore, Fast Track designation, priority review, and breakthrough therapy designation do not change the standards for approval.

Pediatric Information and Pediatric Exclusivity

Under the PREA, certain BLAs and certain supplements to a BLA must contain data to assess the safety and efficacy of the product candidate for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the product candidate is safe and effective. The FDA may grant deferrals for submission of pediatric data or full or partial waivers. A sponsor who is planning to submit a marketing application for a biologic that includes a new active ingredient, new indication, new dosage form, new dosing regimen or new route of administration must submit an initial PSP, within 60 days of an end-of-Phase 2 meeting or, if there is no such meeting, as early as practicable before the initiation of the Phase 3 or Phase 2/3 trial. The initial PSP must include an outline of the pediatric trial or studies that the sponsor plans to conduct, including trial objectives and design, age groups, relevant endpoints and statistical approach, or a justification for not including such detailed information, and any request for a deferral of pediatric assessments or a full or partial waiver of the requirement to provide data from pediatric studies along with supporting information. The FDA and the sponsor must reach an agreement on the PSP. A sponsor can submit amendments to an agreed-upon initial PSP at any time if changes to the pediatric plan need to be considered based on data collected from pre-clinical studies, early phase clinical trials and other clinical development programs.

A biologic product can also obtain pediatric market exclusivity in the United States. Pediatric exclusivity, if granted, adds six months to existing exclusivity periods and patent terms. This six-month exclusivity, which runs from the end of other exclusivity protection or patent term, may be granted based on the voluntary completion of a pediatric study in accordance with an FDA-issued “Written Request” for such a study.

Post-Marketing Requirements

Following approval of a new product, the manufacturer and the approved product are subject to continuing regulation by the FDA, including, among other things, monitoring and record-keeping activities, reporting of adverse experiences, complying with promotion and advertising requirements, which include restrictions on promoting products for unapproved uses or patient populations (known as “off-label use”) and limitations on industry sponsored scientific and educational activities. Although physicians may prescribe legally available products for off-label uses, manufacturers may not market or promote such uses. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability, including investigation by federal and state authorities. Prescription drug promotional materials must be submitted to the FDA in conjunction with their first use or first publication. Further, if there are any modifications to the product, including changes in indications, labeling or manufacturing processes or facilities, the applicant may be required to submit and obtain FDA approval of a new BLA or BLA supplement, which may require the development of additional data or pre-clinical studies and clinical trials.

The FDA may also place other conditions on approvals including the requirement for a REMS, to assure the safe use of the product. If the FDA concludes a REMS is needed, the FDA will not approve the BLA without the sponsor’s submission of a proposed REMS, and FDA approval thereof. REMS could include medication guides, physician communication plans or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. Any of these limitations on approval or marketing could restrict the commercial promotion, distribution, prescription or dispensing of products. Product approvals may be withdrawn for non-compliance with regulatory standards or if problems occur following initial marketing.

FDA regulations require that products be manufactured in specific approved facilities and in accordance with cGMP regulations. We rely, and expect to continue to rely, on third parties for the production of clinical and commercial quantities of our products in accordance with cGMP regulations. These manufacturers must comply with cGMP regulations that require, among other things, quality control and quality assurance, the maintenance of records and documentation and the obligation to investigate and correct any deviations from cGMP. Manufacturers and other entities involved in the manufacture and distribution of approved biologics are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMP requirements and other laws. Manufacturers and other parties involved in the drug supply chain for prescription drug products must also comply with product tracking and tracing requirements and for notifying the FDA of counterfeit, diverted, stolen and intentionally adulterated products or products that are otherwise unfit for distribution in the United States. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain cGMP compliance. The discovery of violative conditions, including failure to conform to cGMP regulations, could result in enforcement actions, and the discovery of problems with a product after approval may result in restrictions on a product, manufacturer or holder of an approved BLA, including recall.

Once an approval is granted, the FDA may issue enforcement letters or revoke the approval of the product if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Corrective action could delay product distribution and require significant time and financial expenditures. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical trials to assess new safety risks; or imposition of distribution or other restrictions under a REMS program. Other potential consequences include, among others:

•	restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market or product recalls;

•	fines, warning letters, or untitled letters;

•	clinical holds on clinical trials;

•	refusal of the FDA to approve pending applications or supplements to approved applications, or suspension or revocation of product approvals;

•	product seizure or detention, or refusal to permit the import or export of products;

•	consent decrees, corporate integrity agreements, debarment or exclusion from federal healthcare programs;

•	mandated modification of promotional materials and labeling and the issuance of corrective information;

•	the issuance of safety alerts, Dear Healthcare Provider letters, press releases and other communications containing warnings or other safety information about the product; or

•	injunctions or the imposition of civil or criminal penalties.

Biosimilars and Exclusivity

An abbreviated approval pathway for biological products shown to be similar to, or interchangeable with, an FDA-licensed reference biological product was created by the Biologics Price Competition and Innovation Act of 2009. This amendment to the PHSA, in part, attempts to minimize duplicative testing. Biosimilarity, which requires that the biological product be highly similar to the reference product notwithstanding minor differences in clinically inactive components and that there be no clinically meaningful differences between the product and the reference product in terms of safety, purity and potency, can be shown through analytical studies, animal studies and a clinical trial or trials. Interchangeability requires that a biological product be biosimilar to the reference product and that the product can be expected to produce the same clinical results as the reference product in any given patient and, for products administered multiple times to an individual, that the product and the reference product may be alternated or switched after one has been previously administered without increasing safety risks or risks of diminished efficacy relative to exclusive use of the reference biological product without such alternation or switch.

The FDA will not accept an application for a biosimilar or interchangeable product based on the reference biological product until four years after the date of first licensure of the reference product, and the FDA will not approve an application for a biosimilar or interchangeable product based on the reference biological product until 12 years after the date of first licensure of the reference product. “First licensure” typically means the initial date the particular product at issue was licensed in the United States. Date of first licensure does not include the date of licensure of (and a new period of exclusivity is not available for) a biological product if the licensure is for a supplement for the biological product or for a subsequent application by the same sponsor or manufacturer of the biological product (or licensor, predecessor in interest, or other related entity) for a change (not including a modification to the structure of the biological product) that results in a new indication, route of administration, dosing schedule, dosage form, delivery system, delivery device or strength, or for a modification to the structure of the biological product that does not result in a change in safety, purity, or potency. Therefore, one must determine whether a new product includes a modification to the structure of a previously licensed product that results in a change in safety, purity, or potency to assess whether the licensure of the new product is a first licensure that triggers its own period of exclusivity. Whether a subsequent application, if approved, warrants exclusivity as the “first licensure” of a biological product is determined on a case-by-case basis with data submitted by the sponsor.

Other United States Healthcare Laws

Healthcare providers and third-party payors in the United States and elsewhere play a primary role in the recommendation and prescription of pharmaceutical products. Arrangements with third-party payors and customers can expose pharmaceutical supply to broadly applicable fraud and abuse and other healthcare laws and regulations, including, without limitation:

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The federal Anti-Kickback Statute, which prohibits, among other things, knowingly and willfully soliciting, receiving, offering or paying any remuneration (including any kickback, bribe, or rebate), directly or indirectly, overtly or covertly, in cash or in kind, to induce, or in return for, either the referral of an individual, or the purchase, lease, order or recommendation of any good, facility, item or service for which payment may be made, in whole or in part, under the Medicare and Medicaid programs, or other federal healthcare programs. A person or entity can be found guilty of violating the statute without actual knowledge of the statute or specific intent to violate it. In addition, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the FCA. The Anti-Kickback Statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand and prescribers, purchasers, and formulary managers on the other. There are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution, but such exceptions and safe harbors are drawn narrowly and require strict compliance in order to offer protection;

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The federal civil and criminal false claims laws, including the FCA, and civil monetary penalty laws, which prohibit any person or entity from, among other things, knowingly presenting, or causing to be presented, a false, fictitious or fraudulent claim for payment to, or approval by, the federal government or knowingly making, using or causing to be made or used a false record or statement, including providing inaccurate billing or coding information to customers or promoting a product off-label, material to a false or fraudulent claim to the federal government. A claim includes “any request or demand” for money or property presented to the federal government. In addition, manufacturers can be held liable under the FCA even when they do not submit claims directly to government payors if they are deemed to “cause” the submission of false or fraudulent claims. The FCA also permits a private individual acting as a “whistleblower” to bring actions on behalf of the federal government alleging violations of the FCA and to share in any monetary recovery;

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the Health Insurance Portability and Accountability Act (“HIPAA”), which created federal criminal statutes that prohibit, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program or obtain, by means of false or fraudulent pretenses, representations, or promises, any of the money or property owned by, or under the custody or control of, any healthcare benefit program, regardless of the payor (e.g., public or private) and knowingly and willfully falsifying, concealing or covering up by any trick or device a material fact or making any materially false statements in connection with the delivery of, or payment for, healthcare benefits, items or services relating to healthcare matters. Similar to the federal Anti-Kickback Statute, a person or entity can be found guilty of violating HIPAA without actual knowledge of the statute or specific intent to violate it;

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HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act (“HITECH”), and their respective implementing regulations, which impose, among other things, specified requirements relating to the privacy, security and transmission of individually identifiable health information held by covered entities and their business associates as well as their covered subcontractors. HITECH also created new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions;

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The federal legislation commonly referred to as the Physician Payments Sunshine Act, created under the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act (collectively, the “ACA”), and its implementing regulations, which requires certain manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (with certain exceptions) to report annually to the Centers for Medicare & Medicaid Services (“CMS”), information related to payments or other transfers of value made to physicians (defined to include doctors, dentists, optometrists, podiatrists, and chiropractors) and certain other practitioners, including physician assistants, nurse practitioners, clinical nurse specialists, certified nurse anesthetists, and certified nurse midwives, and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members.

•	Federal government price reporting laws, which require us to calculate and report complex pricing metrics in an accurate and timely manner to government programs;

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Analogous state laws and regulations, including: state anti-kickback and false claims laws, which may apply to our business practices, including, but not limited to, research, distribution, sales and marketing arrangements and claims involving healthcare items or services reimbursed by any third-party payor, including private insurers; state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the U.S. federal government, or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; state and local laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures; state laws that require the reporting of information related to drug pricing; state and local laws requiring the registration of pharmaceutical sales representatives; and state laws governing the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts; and

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The distribution of pharmaceutical products is subject to additional requirements and regulations, including extensive record-keeping, licensing, storage and security requirements intended to prevent the unauthorized sale of pharmaceutical products.

The failure to comply with any of these laws or regulatory requirements subjects companies to possible legal or regulatory action. Depending on the circumstances, failure to meet applicable regulatory requirements can result in significant penalties, including civil, criminal and administrative penalties, damages, fines, disgorgement, imprisonment, possible exclusion from participation in federal and state funded healthcare programs, contractual damages and the curtailment or restricting of our operations, as well as additional reporting obligations and oversight if a company becomes subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with these laws. Any action for violation of these laws, even if successfully defended, could cause a pharmaceutical company to incur significant legal expenses and divert management’s attention from the operation of the business.

Health Reform

In the United States, there have been and continue to be a number of legislative initiatives to contain healthcare costs. For example, in March 2010, the ACA was passed, which substantially changed the way healthcare is financed by both governmental and private insurers, and continues to significantly impact the U.S. pharmaceutical industry.

Since its enactment, there have been judicial, congressional and executive challenges to the ACA. In addition, there have been a number of health reform initiatives that have impacted the ACA. For example, on August 16, 2022, the Inflation Reduction Act of 2022 (“IRA”) was signed into law, which among other things, extends enhanced subsidies for individuals purchasing health insurance coverage in ACA marketplaces through plan year 2025. The IRA also eliminates the “donut hole” under the Medicare Part D program beginning in 2025 by significantly lowering the beneficiary maximum out-of-pocket cost through a newly established manufacturer discount program. It is unclear how the healthcare reform initiatives of the second Trump administration or other efforts, if any, to challenge, repeal or replace the ACA will impact the pharmaceutical industry and our business.

Other legislative changes have been proposed and adopted since the Affordable Care Act was enacted. For example, on July 4, 2025, the annual reconciliation bill, the One Big Beautiful Bill Act (“OBBBA”), was signed into law which is expected to reduce Medicaid spending and enrollment by implementing work requirements for some beneficiaries, capping state-directed payments, reducing federal funding, and limiting provider taxes used to fund the program. OBBBA also narrows access to ACA marketplace exchange enrollment and declines to extend the ACA enhanced advanced premium tax credits, set to expire in 2025, which, among other provisions in the law, are anticipated to reduce the number of Americans with health insurance.

Additionally, there has been increasing legislative and enforcement interest in the United States with respect to specialty drug pricing practices. Specifically, there have been several recent U.S. presidential executive orders, congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drugs. For example, the IRA, among other things, (1) directs the U.S. Department of Health and Humans Services (“HHS”) to negotiate the price of certain high expenditure, single-source biologics that have been on the market for at least 11 years covered under Medicare (the “Medicare Drug Price Negotiation Program”) and (2) imposes rebates under Medicare Part B and Medicare Part D to penalize price increases that outpace inflation. These provisions began to take effect progressively starting in fiscal year 2023. On August 15, 2024, HHS announced the agreed-upon price of the first ten drugs that were subject to price negotiations, although the Medicare Drug Price Negotiation Program is currently subject to legal challenges. On January 17, 2025, HHS selected fifteen additional products covered under Part D for price negotiation in 2025. Each year thereafter more Part B and Part D products will become subject to the Medicare Drug Price Negotiation Program.

The current Trump administration is pursuing policies to reduce regulations and expenditures across government including at HHS, the FDA, CMS and related agencies. These actions, presently directed by executive orders or memoranda from the Office of Management and Budget, may propose policy changes that create additional uncertainty for our business. These actions and proposals may, for example, include directives: (1) reducing agency workforce and cutting programs; (2) rescinding a Biden administration executive order tasking the Center for Medicare and Medicaid Innovation (“CMMI”) to consider new payment and healthcare models to limit drug spending; (3) eliminating the Biden administration’s executive order that directed HHS to establishing an AI task force and developing a strategic plan; (4) directing HHS and other agencies to lower prescription drug costs through a variety of initiatives, including by improving upon the Medicare Drug Price Negotiation Program and establishing Most-Favored-Nation pricing for pharmaceutical products; (5) imposing tariffs on imported pharmaceutical products; and (6) directing certain federal agencies to enforce existing law regarding hospital and plan price transparency and by standardizing prices across hospitals and health plans. Additionally, in its June 2024 decision in Loper Bright Enterprises v. Raimondo (“Loper Bright”), the U.S. Supreme Court overturned the longstanding Chevron doctrine, under which courts were required to give deference to regulatory agencies’ reasonable interpretations of ambiguous federal statutes. The Loper Bright decision could result in additional legal challenges to current regulations and guidance issued by federal agencies applicable to our operations, including those issued by the FDA. Congress may introduce and ultimately pass health care related legislation that could impact the drug approval process and make changes to the Medicare Drug Price Negotiation Program created under the IRA.

At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs. This could reduce the ultimate demand for a particular product or put pressure on product pricing, which could negatively affect a company’s business, financial condition, results of operations and prospects.

Coverage and Reimbursement

Sales of our products, when and if approved, will depend, in part, on the extent to which our products will be covered by third-party payors, such as federal, state, and foreign government health programs, commercial insurance and managed healthcare organizations. In the United States, no uniform policy of coverage and reimbursement for drug or biological products exists, and coverage and reimbursement can differ significantly from payor to payor. Accordingly, decisions for any of our products, if approved, will be made on a payor-by-payor basis, and factors payors consider in determining the extent of coverage and amount of reimbursement are based on whether the product is:

•	a covered benefit under its health plan;

•	safe, effective and medically necessary;

•	appropriate for the specific patient;

•	cost-effective; and

•	neither experimental nor investigational.

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In the United States, for example, principal decisions about reimbursement for new products are typically made by CMS, which decides whether and to what extent a new product will be covered and reimbursed under Medicare. Private third-party payors often follow CMS’s decisions regarding coverage and reimbursement to a substantial degree. However, one third-party payor’s determination to provide coverage for a product does not assure that other payors will also provide coverage for the product As a result, coverage determination is often a time-consuming and costly process that will require a company to provide scientific and clinical support for the use of its products to each payor separately, with no assurance that coverage and adequate reimbursement will be obtained.

The U.S. government, state legislatures and foreign governments have shown significant interest in implementing cost containment programs to limit the growth of government-paid health care costs, including price-controls, restrictions on reimbursement and requirements for substitution of biosimilars for branded prescription drugs. Adoption of general controls and measures, coupled with the tightening of restrictive policies in jurisdictions with existing controls and measures, could limit payments for pharmaceutical drugs.

Assuming coverage is obtained for a given product by a third-party payor, the resulting reimbursement payment rates may not be adequate or may require co-payments that patients find unacceptably high. Further, coverage policies and third-party payor reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained, less favorable coverage policies and reimbursement rates may be implemented in the future. Patients who are prescribed medications for the treatment of their conditions, and their prescribing physicians, generally rely on third-party payors to reimburse all or part of the costs associated with their prescription drugs. Patients are unlikely to use products unless coverage is provided, and reimbursement is adequate to cover all or a significant portion of the cost of prescribed products.

In addition, in most foreign countries, the proposed pricing for a drug must be approved before it may be lawfully marketed. The requirements governing drug pricing and reimbursement vary widely from country to country. For example, the EU provides options for its member states to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. A member state may approve a specific price for the medicinal product, or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market. Historically, products launched in the EU do not follow price structures of the United States and generally prices tend to be substantially lower.

MANAGEMENT

Executive Officers and Directors

The following table sets forth the names and positions of our current executive officers and members of our Board, as well as their ages as of July 25, 2025:

Name	Age	Position
Executive Officers:
Kristin Yarema, Ph.D.	54	Chief Executive Officer and Director
Jotin Marango, M.D., Ph.D.	46	Chief Financial Officer and Corporate Secretary
Yufang Lu, M.D., Ph.D.	61	Chief Medical Officer
Non-Employee Directors:
Jonathan Jian Wang, Ph.D., MBA	57	Chair of the Board
David P. Bonita, M.D.	50	Lead Independent Director
Otello Stampacchia, Ph.D.	56	Director
Weiguo Su, Ph.D.	68	Director
Stephen Hui Wang, MBA	52	Director

Executive Officers

Kristin Yarema, Ph.D. Dr. Yarema has served as our Chief Executive Officer and a member of our Board since July 2025. Dr. Yarema brings over two decades of leadership experience in human therapeutics to the Company. Dr. Yarema most recently served as President and Chief Executive Officer of Poseida Therapeutics, Inc. (formerly Nasdaq: PSTX) from January 2024 through June 2025, continuing in her leadership role following the company’s acquisition of the oncology, autoimmune, and rare disease company by Roche in January 2025. She also served as a member of Poseida’s Board of Directors from January 2024 until the acquisition in January 2025. She previously held the position of President, Cell Therapy at Poseida from April 2023 to December 2023. Prior to Poseida, Dr. Yarema served as Chief Commercial Officer at Atara Biotherapeutics, Inc., a publicly held oncology and autoimmune T-cell immunotherapy company, from February 2020 to November 2022. She also held numerous senior positions at Amgen, including Vice President and Therapeutic Area Head roles in Inflammation (autoimmune), Bone, Nephrology, Hematology, Cardiovascular, Metabolism, and Neuroscience along with various other U.S. and global commercial leadership positions of increasing responsibility from 2013 to 2020, including U.S. commercial responsibilities for dermatology and rheumatology. Earlier in her career, Dr. Yarema held various clinical development and commercial leadership roles in at Novartis from 2007 to 2013, including Global Program Head for multiple therapeutics, and Global Head, Global Strategic Marketing. She began her industry career at management consultancy McKinsey & Company, where she provided strategic advice to many healthcare companies from 2000 to 2007, ultimately as Associate Principal. Dr. Yarema currently serves on the boards of directors of the Celiac Disease Foundation, a global patient advocacy group, and the Alliance for Regenerative Medicine, a cell and gene therapy industry association. She holds a B.S. in Chemical Engineering and B.A. in English from Stanford University, and a Ph.D. in Chemical Engineering from the University of California, Berkeley. We believe Dr. Yarema is qualified to serve as a member of our Board because of her extensive scientific background and leadership positions at multiple biopharmaceutical companies and her strong academic background.

Jotin Marango, M.D., Ph.D. Dr. Marango has served as our Chief Financial Officer and Corporate Secretary since July 2025. Previously, he served as Ikena’s Head of Corporate Development from April 2022 to July 2024 and as Ikena’s Chief Operating Officer from July 2024 to July 2025. Prior to this, he served as senior vice president, chief business officer at Aptose Biosciences Inc. (Nasdaq: APTO) from June 2019 to April 2022 and also as their chief financial officer from May 2021 to April 2022. Before that, from September 2017 to April 2019, Dr. Marango worked as an equity research analyst at Roth Capital Partners covering small and mid-cap biotechnology companies focused on hematology, oncology and rare diseases. Dr. Marango also served as chief operating officer at the Samuel Waxman Cancer Research Foundation from 2012 to 2015, where he oversaw venture philanthropy initiatives in therapeutic development. Through his education and career, Dr. Marango has solidified a passion for working in oncology and facilitating growth for businesses looking to make a difference in cancer research. Dr. Marango holds a B.A. in Chemistry with Honors from Harvard University and earned his M.D. and Ph.D. from the Mount Sinai School of Medicine of New York University.

Yufang Lu, M.D., Ph.D. Dr. Lu has served as our Chief Medical Officer since July 2025. Previously, Dr. Lu served as Chief Medical Officer of Legacy Inmagene from 2023 to July 2025. Dr. Lu has more than 20 years of experience in drug development and medical affairs. She has successfully led clinical development for both small molecules and biologics across diverse therapeutic areas, including gastroenterology, dermatology, allergy, and rheumatology. Prior to Legacy Inmagene, Dr. Lu was Vice President of Clinical Development at Celldex Therapeutics between 2020 and 2023, where she drove the advancement of innovative immunology assets, including barzovolimab. When at Regeneron Pharmaceuticals, Inc. as an Executive Director in Medical Affairs Immunology between 2016 and 2020, she led cross-functional medical teams, in collaboration with Sanofi, in the global launches of Dupixent® in atopic dermatitis and asthma. Earlier in her career, she held roles in clinical development and medical affairs at Celgene, Eisai US, and GlaxoSmithKline. Dr. Lu received her Bachelor of Medicine degree from Nanjing Medical University with clinical training in Dermatology and a Ph.D. in Toxicology with a specialization in Cellular & Molecular Toxicology from Texas A&M University.

Non-Employee Directors

Jonathan Jian Wang, Ph.D., MBA. Dr. Wang has served as Chair of our Board since July 2025 and previously was the founder of Legacy Inmagene and served as its Chairman of the Board of Directors and Chief Executive Officer from July 2019 to July 2025. Dr. Wang currently serves as the chairman and chief executive officer of Miragene. Dr. Wang has more than 30 years of healthcare and life sciences experience, spanning entrepreneurship, investment, and research. Previously, he was a healthcare investor for 22 years. For 12 years, Dr. Wang was a Partner at OrbiMed and a co-founder at OrbiMed Asia, where he worked with his partners to establish and manage US$1.1 billion of private equity and venture capital funds. Under the supervision of Eric Kandel, a Nobel laureate, Dr. Wang obtained his Ph.D. in Neurobiology from Columbia University where he was rewarded the Howard Hughes Medical Institute Research Fellowship. Dr. Wang has also obtained an MBA from Stanford University and a B.S. in Biology from Wuhan University in China. Dr. Wang is a co-founder and former Chairman of the BayHelix Group and has authored two philosophy of science books. We believe that Dr. Wang is qualified to serve as a member of our Board because of his extensive experience in the healthcare and life sciences sectors, including his experience as Legacy Inmagene’s former Chief Executive Officer, his proven track record in entrepreneurship and investment, and his strong academic background.

David P. Bonita, M.D. Dr. Bonita has served as a member of our Board and as our Lead Independent Director since July 2025. Dr. Bonita previously served on the board of directors of Ikena from March 2016 to July 2025. Dr. Bonita is a member of OrbiMed Advisors LLC, an investment firm. Dr. Bonita currently serves on the boards of directors of Acutus Medical Inc. (Nasdaq: AFIB), Prelude Therapeutics, Inc. (Nasdaq: PRLD), and Repare Therapeutics Inc. (Nasdaq: RPTX), as well as several private companies. Dr. Bonita also previously served on the board of directors of IMARA, Inc. (Nasdaq: IMRA) and Tricida, Inc. (Nasdaq: TCDA). Prior to OrbiMed, Dr. Bonita worked as a corporate finance analyst in the healthcare investment banking groups of Morgan Stanley and UBS. He received his B.A. in biology from Harvard University and his joint M.D./M.B.A. from Columbia University. We believe that Dr. Bonita is qualified to serve on our Board based on his roles on several public and private boards of directors as well as his extensive experience in investing in healthcare companies.

Otello Stampacchia, Ph.D. Dr. Stampacchia has served as a member of our Board since July 2025. Dr. Stampacchia previously served on the board of directors of Ikena from December 2020 to July 2025. Dr. Stampacchia is founder, managing director and member of the investment committee at Omega Fund Management, LLC. Dr. Stampacchia currently serves on the boards of directors of several private companies.

Dr. Stampacchia previously served on the board of directors of Kronos Bio, Inc. (Nasdaq: KRON), Median Technologies, Inc., Nuvation Bio, Inc. (NYSE: NUVB) and Replimune Group, Inc. (Nasdaq: REPL). Prior to founding Omega in January 2004, Dr. Stampacchia was a Partner at AlpInvest Partners (now part of The Carlyle Group). Before AlpInvest Partners, he was the portfolio manager of the Lombard Odier Immunology Fund, an investment vehicle in Geneva, Switzerland, investing in public and private healthcare companies worldwide. Previously, Dr. Stampacchia was a member of the HealthCare corporate finance and M&A team at Goldman Sachs. Before Goldman Sachs, he helped co-found the healthcare investment activities at Index Securities (now Index Ventures). Dr. Stampacchia received a Masters of Science in Plant Genetics from the University of Pavia, a Masters of Science in Molecular Biology, a Doctorate of Philosophy in Molecular Biology from the University of Geneva and a Doctorate of Philosophy in Biotechnology from European Union Strasbourg. We believe Dr. Stampacchia is qualified to serve on our Board because of his venture capital experience in the life sciences industry and his service on the boards of directors of other public and private life sciences companies.

Weiguo Su, Ph.D. Dr. Su has served as a member of our Board since July 2025. Dr. Su has served as the Chief Executive Officer of HUTCHMED (China) Limited (“HUTCHMED (China)”), a commercial stage biopharmaceutical company listed on The Stock Exchange of Hong Kong Limited, AIM market of the London Stock Exchange and in the form of American depositary shares on the Nasdaq Global Select Market, since 2022, its Chief Scientific Officer since 2012, and as one of its executive directors since 2017. Dr. Su has headed all drug discovery and research since he joined HUTCHMED (China), including master-minding the scientific strategy of the company, being a key leader of its Oncology/Immunology operations, and being responsible for the discovery of each and every small molecule drug candidate in its pipeline. Prior to joining HUTCHMED (China) in 2005, Dr. Su worked with the U.S. research and development department of Pfizer, Inc. In 2017, Dr. Su was granted the prestigious award by the China Pharmaceutical Innovation and Research Development Association as one of the Most Influential Drug R&D Leaders in China. Dr. Su received a Bachelor of Science degree in Chemistry from Fudan University in Shanghai and completed a Ph.D. and Post-Doctoral Fellowship in Chemistry at Harvard University under the guidance of Nobel Laureate Professor E. J. Corey. We believe that Dr. Su is qualified to serve as a member of our Board because of his extensive experience in the healthcare and life sciences sector, proven executive leadership, and strong academic background.

Stephen Hui Wang, MBA. Mr. Wang has served as a member of our Board since July 2025. Mr. Wang brings over 20 years of experience in global capital markets, with a strong track record in leading and participating in transactions related to mergers and acquisitions, public company restructuring, and growth and early-stage investments. Mr. Wang is the founder and Chief Executive Officer of HighLight Capital, a position he has held since 2014. Previously, Mr. Wang was a Senior Partner and Investment Committee member at CDH Investments from 2009 to 2014. Mr. Wang is currently a director of Viva Biotech Holdings (HKEX: 1873). He received a Bachelor’s degree in Biology from the University of Science and Technology of China, a Master’s degree in Chemistry and Doctoral qualifications from New York University, and an MBA from the London Business School. We believe that Mr. Wang is qualified to serve as a member of our Board because of his extensive experience in global capital markets, proven leadership in managing and executing complex transactions, and strong academic background.

Family Relationships

There are no family relationships among any of our directors or executive officers.

Involvement in Certain Legal Proceedings

There are no material legal proceedings to which any of our executive officers is a party adverse to us or any of our subsidiaries or in which any such person has a material interest adverse to us or our subsidiaries.

Board of Directors

Our business and affairs are organized under the direction of our Board. Our Board currently consists of six directors divided into three staggered classes, with one class to be elected at each annual meeting to serve for a three-year term. Jonathan Jian Wang, Ph.D., MBA serves as Chair of our Board. The primary responsibilities of our Board are to provide oversight, strategic guidance, counseling and direction to our management. David P. Bonita, M.D. serves as our Lead Independent Director. Our Board will meet on a regular basis and additionally as required.

In accordance with the terms of our amended and restated certificate of incorporation and amended and restated bylaws, our Board is divided into three classes, Class I, Class II and Class III, with members of each class serving staggered three-year terms. The members of the classes are divided as follows:

•	the Class I directors are Otello Stampacchia, Ph.D. and Jonathan Jian Wang, Ph.D., MBA, and their terms will expire at the annual meeting of stockholders to be held in 2028;

•	the Class II directors are David P. Bonita, M.D. and Stephen Hui Wang, MBA, and their terms will expire at the annual meeting of stockholders to be held in 2026; and

•	the Class III directors are Weiguo Su, Ph.D. and Kristin Yarema, Ph.D., and their terms will expire at the annual meeting of stockholders to be held in 2027.

Independence of Our Board of Directors

Other than Dr. Yarema, our Chief Executive Officer, and Dr. Wang, our Chair of our Board, Legacy Inmagene’s former chairman of the board of directors and chief executive officer and the chairman and chief executive officer of Miragene, all members of our Board are independent, and all members of committees of our Board are independent. To determine independence, our Board reviewed all relevant identified transactions or relationships between each director, or any of such director’s family members, and us, our senior management and our independent auditors. Our Board has affirmatively determined that the following four current directors are independent directors within the meaning of the applicable Nasdaq listing standards: Otello Stampacchia, Ph.D., David P. Bonita, M.D., Stephen Hui Wang, MBA and Weiguo Su, Ph.D. In making this determination, our Board found that none of these directors had a material or other disqualifying relationship with the Company. Dr. Yarema and Dr. Wang were determined as not being independent by virtue of their current or prior executive leadership role with us and, with respect to Dr. Wang, his current role as the chief executive officer of Miragene.

Accordingly, a majority of our directors are independent, as required under applicable Nasdaq rules. In making this determination, our Board considered the applicable Nasdaq rules and the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our Board deemed relevant in determining their independence, including their beneficial ownership of our capital stock.

Committees of our Board of Directors

Our Board has three standing committees: an audit committee, a compensation committee and a nominating and corporate governance committee. Each committee operates pursuant to a charter, which is available at imagenebio.com. Our Board may establish other committees from time to time.

Audit Committee

The primary purpose of our audit committee is to discharge the responsibilities of our Board with respect to our accounting, financial, and other reporting and internal control practices and to oversee our independent registered accounting firm. Specific responsibilities of the audit committee include:

•	appointing, approving the compensation of, and assessing the independence of our independent registered public accounting firm;

•	overseeing and evaluating our internal audit functions;

•	pre-approving auditing and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;

•	reviewing the overall audit plan with our independent registered public accounting firm and members of management responsible for preparing our financial statements;

•

reviewing and discussing with management and the independent registered public accounting firm the annual and quarterly financial statements and related disclosures as well as critical accounting policies and practices used by us;

•	coordinating the oversight and reviewing the adequacy of our internal control over financial reporting;

•	establishing policies and procedures for the receipt and retention of accounting-related complaints and concerns;

•

recommending, based upon the audit committee’s review and discussions with management and our independent registered public accounting firm, whether our audited financial statements shall be included in our Annual Report on Form 10-K;

•	monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to financial statements and accounting matters;

•	preparing the audit committee report required by SEC rules to be included in our annual proxy statement;

•	reviewing all related person transactions for potential conflict of interest situations and approving all such transactions;

•	overseeing our risk assessment processes and procedures, and discussing risk exposures and associated mitigation plans; and

•	reviewing quarterly earnings releases.

The members of the audit committee are Stephen Wang, MBA, David P. Bonita, M.D., and Otello Stampacchia, Ph.D. Mr. Wang is the chair of the audit committee and Mr. Wang and Dr. Bonita are financial experts under the rules of the SEC. To qualify as independent to serve on the audit committee, listing standards of Nasdaq and the applicable SEC rules require that a director not accept any consulting, advisory or other compensatory fee from us other than for service as a director, or be an affiliated person of us. The composition of the audit committee complies with the applicable requirements of the rules and regulations of Nasdaq and the SEC.

Compensation Committee

The primary purpose of our compensation committee is to discharge the responsibilities of our Board to oversee our compensation policies, plans and programs and to review and determine the compensation to be paid to our executive officers, directors and other senior management, as appropriate.

Specific responsibilities of the compensation committee include:

•	annually reviewing and approving the corporate goals and objectives relevant to the compensation of our Chief Executive Officer;

•

evaluating the performance of our Chief Executive Officer in light of such corporate goals and objectives and, based on such evaluation, recommending to our Board the compensation of our Chief Executive Officer;

•	determining and approving the compensation of our other executive officers;

•	overseeing and administering our compensation and similar plans;

•

reviewing and approving the retention or termination of any consulting firm or outside advisor to assist in the evaluation of compensation matters and evaluating and assessing potential and current compensation advisors in accordance with the independence standards identified in the applicable Nasdaq rules;

•	retaining and approving the compensation of any compensation advisors;

•	reviewing and approving the grant of equity-based awards;

•	reviewing and recommending to our Board the compensation of our directors; and

•	preparing the compensation committee report required by SEC rules, if and when required, to be included in our annual proxy statement.

The members of the compensation committee are David P. Bonita, M.D. and Weiguo Su, Ph.D. Dr. Bonita is the chair of the compensation committee. Each member of our compensation committee is a “non-employee” director within the meaning of Rule 16b-3 of the rules promulgated under the Exchange Act and independent within the meaning of the independent director guidelines of Nasdaq. The composition of the compensation committee complies with the applicable requirements of the rules and regulations of Nasdaq.

Nominating and Corporate Governance Committee

The primary purpose of our nominating and corporate governance committee is to discharge the responsibilities of our Board with respect to board composition, oversight of our corporate governance guidelines, and the annual evaluation of the board, its committees, and management. Specific responsibilities of the nominating and corporate governance committee include:

•	developing and recommending to our Board criteria for Board and committee membership;

•	establishing procedures for identifying and evaluating director candidates, including nominees recommended by stockholders;

•	reviewing the composition of our Board to ensure that it is composed of members containing the appropriate skills and expertise to advise us;

•	identifying individuals qualified to become members of our Board;

•	recommending to our Board the persons to be nominated for election as directors and to each of our Board’s committees;

•	reviewing and recommending to our Board appropriate corporate governance guidelines;

•	overseeing the evaluation of our Board and its committees, including each director and our management; and

•	reviewing and discussing with our Board corporate succession plans for our Chief Executive Officer and other key officers.

The members of the nominating and corporate governance committee are Otello Stampacchia, Ph.D. and David P. Bonita, M.D. Dr. Stampacchia is the chair of the nominating and corporate governance committee. The composition of the nominating and corporate governance committee meets the requirements for independence under, and complies with, any applicable requirements of the rules and regulations of Nasdaq.

Code of Business Conduct and Ethics for Employees, Executive Officers and Directors

We have a Code of Business Conduct and Ethics (the “Code of Conduct”) that is applicable to all of our employees, executive officers and directors. The Code of Conduct is available on our website at imagenebio.com. Information contained on or accessible through our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference only. Our Board and audit committee of our Board are responsible for overseeing the Code of Conduct and must approve any waivers of the Code of Conduct for employees, executive officers and directors. We intend to promptly disclose on our website (i) the nature of any amendment to the Code of Conduct that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions and (ii) the nature of any waiver, including an implicit waiver, from a provision of the Code of Conduct that is granted to one of these specified individuals, the name of such person who is granted the waiver and the date of the waiver, to the extent any such waiver is required to be disclosed pursuant to the rules and regulations of the SEC.

EXECUTIVE COMPENSATION

To achieve our goals, we have designed, and intend to modify as necessary, our compensation and benefits program to attract, retain, incentivize and reward deeply talented and qualified executives who share our philosophy and desire to work towards achieving these goals.

We believe our compensation program should promote the success of the Company and align executive incentives with the long-term interests of our stockholders. As our needs evolve, we intend to continue to evaluate our philosophy and compensation programs as circumstances require.

This section provides an overview of our and Ikena’s executive compensation programs, including a narrative description of the material factors necessary to understand the information disclosed in the summary compensation tables below. This section also sets forth information relating to the compensation earned by each of Legacy Inmagene’s and Ikena’s named executive officers for the fiscal years ended December 31, 2024 and 2023, as well as certain information regarding equity awards granted to Legacy Inmagene’s and Ikena’s named executive officers that remained outstanding as of December 31, 2024.

For the year ended December 31, 2024, Legacy Inmagene’s named executive officers were:

•	Jonathan Jian Wang, Ph.D., MBA, former Legacy Inmagene Chief Executive Officer and Director and current Chair of our Board;

•	Yufang Lu, M.D., Ph.D., former Legacy Inmagene Chief Medical Officer and current Chief Medical Officer of the Company; and

•	Erin Butler, former Legacy Inmagene Vice President, Finance and Administration and current Senior Vice President, Finance and Administration of the Company.

For the year ended December 31, 2024, Ikena’s named executive officers were:

•	Mark Manfredi, Ph.D., former Ikena President and Chief Executive Officer;

•

Jotin Marango, M.D., Ph.D., former Ikena Chief Financial Officer, Chief Operating Officer and Head of Corporate Development and current Chief Financial Officer and Corporate Secretary of the Company; and

•	Caroline Germa, M.D., former Ikena Chief Medical Officer.

Summary Compensation Table

The following table presents all of the compensation awarded to or earned by or paid to Legacy Inmagene’s named executive officers for the fiscal years ended December 31, 2024 and 2023.

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	All Other Compensation ($)(3)	Total ($)
Jonathan Jian Wang, Ph.D., MBA(4)(7)	2024	477,000	—	—	143,100	6,566	626,666
Former Legacy Inmagene Chief Executive Officer	2023	471,375	—	—	135,000	2,856	610,356
Yufang Lu, M.D., Ph.D.(5)(7)	2024	442,800	—	342,441	129,602	15,959	930,802
Former Legacy Inmagene Chief Medical Officer	2023	363,323	—	1,440,547	115,516	12,371	1,931,757
Erin Butler(6)(7)	2024	300,000	—	—	79,772	12,371	392,143
Former Legacy Inmagene Vice President, Finance and Administration	2023	62,500	—	118,878	18,986	88	200,452

(1)

The amounts reported represent the aggregate grant date fair value of the share option awards granted during the years ended December 31, 2023 and 2024, respectively, calculated in accordance with FASB ASC 718 for share-based compensation transactions. The assumptions used in calculating the grant date fair value of the share options reported in this column are set forth in Note 9 to our audited consolidated financial statements for the years ended December 31, 2023 and 2024, respectively, appearing elsewhere in this prospectus. These amounts do not correspond to the actual economic value that may be received by Legacy Inmagene’s named executive officers upon the exercise of the share options or any sale of the underlying shares.

(2)

Represents performance-based cash bonuses earned in the applicable fiscal year and paid in the following fiscal year. See “—Non-Equity Incentive Plan Compensation” below for a description of the material terms of the program pursuant to which this compensation was awarded.

(3)

Represents (i) matching employer contributions to a 401(k) plan equal to $4,760 for Dr. Wang, $13,187 for Dr. Lu, and $11,741 for Ms. Butler during the year ended December 31, 2024, and (ii) life insurance premiums paid by Legacy Inmagene on behalf of its named executive officers.

(4)	Dr. Wang also served as a member of the Legacy Inmagene board of directors but did not receive any additional compensation for his service as a director.
(5)	Dr. Lu commenced employment with Legacy Inmagene as Chief Medical Officer in February 2023.
(6)	Ms. Butler commenced employment with Legacy Inmagene as Vice President, Finance and Administration in October 2023.
(7)

Upon the closing of the Merger, (i) Dr. Wang’s employment with Legacy Inmagene was terminated and Dr. Wang was appointed as the Chair of our Board, (ii) Dr. Lu became our Chief Medical Officer and (iii) Ms. Butler became our Senior Vice President, Finance and Administration.

The following table presents all of the compensation awarded to or earned by or paid to Ikena’s named executive officers for the fiscal years ended December 31, 2024 and 2023.

	Year	Salary ($)	Bonus ($)(1)	Option Awards ($)(2)	All Other Compensation ($)(3)	Total ($)
Mark Manfredi, Ph.D.(5)	2024	569,000	284,500	334,016	14,694	1,202,210
Former Ikena President and Chief Executive Officer	2023	569,000	227,600	429,946	14,094	1,240,640
Jotin Marango, M.D., Ph.D.(5)	2024	456,133	353,000	701,248	813	1,511,194
Former Ikena Chief Financial Officer, Chief Operating Officer and Head of Corporate Development	2023	431,400	144,951	205,202	769	782,322
Caroline Germa, M.D.(4) Former Ikena Chief Medical Officer	2024	418,590	450,000	656,815	14,471	1,539,875

(1)

Amounts represent discretionary cash bonuses earned in 2024 and 2023 and paid in 2025 and 2024, respectively, pursuant to Ikena’s cash incentive plan based on the achievement of certain corporate and individual performance milestones. For Dr. Marango, the amounts also represents retention bonuses he received in 2024, in an amount equal to $82,500 paid to him in July 2024, and $82,500 paid to him upon the execution of the Merger Agreement. In addition, the amount reported for Dr. Germa also represent (i) a one-time “sign on bonus” of $150,000 that was paid during the 2024 fiscal year pursuant to her employment agreement, and (ii) retention bonuses paid to Dr. Germa in 2024 equal to $100,000.

(2)

The amounts reported represent the aggregate grant date fair value of the stock option awards granted to the named executive officers during fiscal years 2024 and 2023, calculated in accordance with ASC Topic 718. Such grant date fair values do not take into account any estimated forfeitures. The assumptions used in calculating the grant date fair values of the awards reported in this column are set forth in the notes to Ikena’s audited consolidated financial statements. The amounts reported in this column reflect the accounting cost for the stock options and does not correspond to the actual economic value that may be received upon exercise of the stock option or any sale of any of the underlying shares of common stock.
(3)

Amounts represent Ikena’s matching contributions under its 401(k) plan and life insurance premiums paid. For calendar year 2024, the following amounts represent Ikena paid life insurance premiums: $848 for Dr. Manfredi, $813.26 for Dr. Marango, and $670 for Dr. Germa. The following amounts represent Ikena’s matching contributions under its 401(k) plan: $13,800 for Dr. Manfredi, and $13,800 for Dr. Germa.

(4)

Dr. Germa commenced employment on February, 29, 2024, and her annual base salary was pro-rated accordingly for 2024. Dr. Germa’s target bonus was not pro-rated, consistent with the terms of her employment agreement. Dr. Germa’s employment with Ikena terminated as of February 3, 2025.

(5)	Upon the closing of the Merger, (i) Dr. Manfredi resigned from all positions held at Ikena and its subsidiaries and (ii) Dr. Marango became our Chief Financial Officer and Corporate Secretary.

Narrative Disclosure to Summary Compensation Table

Prior to the Merger, Legacy Inmagene’s board of directors reviewed compensation annually for all employees, including its named executive officers. Following the Merger, our compensation committee generally will review compensation annually for all employees, including our named executive officers, and will consider compensation for comparable positions in the market, individual performance as compared to our expectations and objectives, our desire to motivate our employees to achieve short- and long-term results that are in the best interests of our stockholders and a long-term commitment to our Company.

Prior to the Merger, Legacy Inmagene’s board of directors historically determined its executive officers’ compensation and has typically reviewed and discussed management’s proposed compensation with its chief executive officer for all executives other than its chief executive officer. Based on those discussions and its discretion, its board of directors then approved the compensation of each executive officer. Following the Merger, our compensation committee determines our executive officers’ compensation in accordance with the terms of our compensation committee’s written charter, and will review and discuss management’s proposed compensation with our chief executive officer for all executives other than our chief executive officer.

Annual Base Salary

Base salaries for Legacy Inmagene executive officers were initially established through arm’s-length negotiations at the time of the executive officer’s hiring, taking into account such executive officer’s qualifications, experience, the scope of such executive officer’s responsibilities and competitive market compensation paid by other companies for similar positions within the industry and geography. Base salaries were reviewed periodically, typically in connection with Legacy Inmagene’s annual review process, and adjusted from time to time to realign salaries with market levels after taking into account individual responsibilities, performance, experience and adjustments to reflect cost of living increases.

The 2024 annual base salaries for Legacy Inmagene’s named executive officers are set forth in the table below:

Name	Base Salary ($)
Jonathan Jian Wang, Ph.D., MBA	477,000
Yufang Lu, M.D., Ph.D.	444,960
Erin Butler	300,000

Ikena’s named executive officers each received a base salary to compensate them for services rendered to Ikena. The base salary payable to each named executive officer of Ikena was intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, role and responsibilities. Base salaries were reviewed annually, typically in connection with Ikena’s annual performance review process, approved by Ikena’s board of directors or Ikena’s compensation committee, and were adjusted from time to time to realign salaries with market levels after taking into account individual responsibilities, performance, and experience.

The 2024 annual base salaries for Ikena’s named executive officers are set forth in the table below:

Name	Base Salary ($)
Mark Manfredi, Ph.D.	569,000
Jotin Marango, M.D., Ph.D.(1)	470,000
Caroline Germa, M.D.	500,000

(1)

On July 8, 2024, Ikena’s board of directors approved the increase of Dr. Marango’s salary from $444,400 to $470,000 in connection with his appointment as Chief Operating Officer, which became effective on July 15, 2024.

Bonuses

For the fiscal year ended December 31, 2024, each of Ikena’s named executive officer was eligible to earn an annual discretionary cash bonus based on the achievement of certain corporate and individual performance milestones. The target annual bonus for each of Dr. Manfredi, Dr. Marango and Dr. Germa, for the fiscal year ended December 31, 2024 were 50%, 40%, and 40% of annual base salary, respectively. With respect to the fiscal year ended December 31, 2024, Ikena’s compensation committee approved a payout of cash bonuses in an amount of 100% of target for each of the named executive officers.

In July 2024, Ikena entered into retention agreements (“Retention Agreements”) with each of its named executive officers. Pursuant to his Retention Agreement, Dr. Manfredi received a one-time discretionary bonus of $300,000 paid in July 2025 following the closing of the Merger. Dr. Marango’s Retention Agreement provided for payment of his retention bonus in three installments, with $82,500 paid on July 15, 2025, $82,500 paid at the time of the signing of the Merger Agreement, and a final payment of $85,000 that was paid upon the closing of the Merger. Pursuant to Dr. Germa’s Retention Agreement, she received a retention bonus amount of $100,000, $33,300 of which was paid on July 15, 2024, and the remainder $66,700 was paid on December 31, 2024 upon the successful completion of certain pre-established activities.

Non-Equity Plan Compensation

In addition to base salaries, Legacy Inmagene’s named executive officers were eligible to receive annual performance-based cash bonuses, which were designed to provide appropriate incentives to Legacy Inmagene’s executives to achieve defined annual corporate goals and to reward its executives for individual achievement towards these goals. The performance-based bonus generally is based on the extent to which Legacy Inmagene achieved the specified corporate goals that its board of directors established. After the end of the year, Legacy Inmagene’s board of directors reviews Legacy Inmagene’s performance against the established corporate goals and approves the extent to which Legacy Inmagene achieved such goals.

Under the terms of the offer letter agreements described below, Dr. Wang, Dr. Lu, and Ms. Butler were all eligible to receive an annual performance-based bonus for 2024 equal to, at target, 30% of earned salary based on Legacy Inmagene’s achievement of certain performance goals.

The annual performance-based bonus opportunities were based on personal performance and the extent to which Legacy Inmagene achieved corporate goals relating to capital raising, partner and grant funding and progress with clinical development for the fiscal year ended December 31, 2024. The corporate goals were established so that target attainment is not assured. Instead, Legacy Inmagene’s executives were required to demonstrate significant effort, dedication, and achievement to attain payment for performance at target or above.

In February 2025, the Legacy Inmagene board reviewed performance results against the corporate goals, along with individual performance, and approved payouts for the 2024 performance-based bonuses. As a result, Legacy Inmagene’s named executive officers received the following performance-based bonuses for 2024: Dr. Wang—$143,100; Dr. Lu—$129,602 and Ms. Butler—$79,772. These amounts are listed in the “Non-Equity Incentive Plan Compensation” column of the Summary Compensation Table.

Equity-Based Incentive Awards

Legacy Inmagene’s equity award program was the primary vehicle for offering long-term incentives to its executive officers. Legacy Inmagene believed that equity awards provided its executives with a strong link to its long-term performance, creates an ownership culture and helps to align the interests of its executives and its shareholders. Legacy Inmagene used share option grants and RSUs for this purpose because it believed they are an effective means by which to align the long-term interests of its executive officers with those of its shareholders. Legacy Inmagene believed that its equity awards were an important retention tool for its executive officers, as well as for its other employees. Grants to its executive officers and other employees have historically been made at the discretion of the Legacy Inmagene board and chief executive officer and were not made at any specific time period during a year.

Vesting of equity awards is generally tied to continuous services and serves as an additional retention measure. Legacy Inmagene’s executives may have been awarded an initial new hire grant upon commencement of service and may have received additional grants, as the Legacy Inmagene board deemed appropriate, in order to incentivize and/or reward such executives. In 2024, Legacy Inmagene granted stock options to Dr. Lu as reflected in the “Outstanding Equity Awards at 2024 Fiscal Year End Table” below. In addition, in April 2025, Legacy Inmagene granted Ms. Butler an RSU award for 1,000,000 Legacy Inmagene ordinary shares, which vested and were settled upon the closing of the Merger and the ordinary shares underlying such RSU award were exchanged for 3,051 shares of our common stock.

Ikena’s equity grant program was intended to align the interests of its named executive officers with those of its stockholders and to motivate them to make important contributions to Ikena’s performance. Ikena believed that equity grants provided its executives with a strong link to its long-term performance, created an ownership culture and helped to align the interests of Ikena’s executives and its stockholders. These equity awards were a key aspect of Ikena’s compensation philosophy and served to align the interests of Ikena’s executive officers with its stockholders, as they were tied to future increases in the value of Ikena’s stock. Further, Ikena believed that equity awards with a time-based vesting feature promoted retention because this feature incentivized Ikena’s named executive officers to remain in Ikena’s employment during the vesting period. In 2024, Ikena granted stock options to each of Ikena’s named executive officers, as reflected in the “Outstanding Equity Awards as of December 31, 2024” below.

Following the Merger, our equity-based incentive awards granted to our named executive officers are designed to align the interests of our named executive officers with those of our stockholders. Vesting of equity awards is or is expected to be generally tied to each officer’s continuous service with us and serves or will serve as an additional retention measure. Executives generally will be awarded an initial new hire grant upon commencement of employment and thereafter on an annual basis. Additional grants may occur periodically in order to specifically incentivize executives with respect to achieving certain corporate goals or to reward executives for exceptional performance. Unless and until our Board provides otherwise, all equity awards will be granted pursuant to our 2025 Equity Incentive Plan, the terms of which plan are described below under “—Equity Benefit Plans—2025 Equity Incentive Plan.”

In July 2025, pursuant to her offer letter as described below, following her appointment as our Chief Executive Officer immediately after the closing of the Merger, we granted Kristin Yarema, Ph.D., stock options to purchase an aggregate 460,515 shares of our common stock, which was equal to 3.75% of our fully diluted shares of common stock as of the date of grant, comprising an option granted under our 2025 Plan to purchase

24,435 shares of our common stock and an option granted under our Inducement Plan (as defined below) to purchase 436,080 shares of our common stock. Each option has an exercise price equal to $16.37, the closing price of our common stock on the grant date as reported on Nasdaq. One-fourth of the shares subject to each option vests on the first anniversary of the Closing Date, and 1/48th of the shares subject to each option vest monthly thereafter, subject to Dr. Yarema’s continuous service with us as of such vesting date. In addition, our Board approved an RSU award covering 153,505 shares of our common stock, equal to 1.25% of our fully diluted shares of common stock as of the date of grant, which shall be granted under our Inducement Plan and effective immediately following the filing by us of a registration statement on Form S-8 covering the Inducement Plan. One-fourth of the shares subject to the RSU award shall vest on the first anniversary of the Closing Date, and 1/16th of the shares subject to the RSU award shall vest every three months thereafter, subject to Dr. Yarema’s continuous service with us as of such vesting date.

Outstanding Equity Awards as of December 31, 2024

The following table provides information regarding outstanding equity awards held by Legacy Inmagene’s named executive officers as of December 31, 2024.

			Option Awards(1)(2)
Name	Grant Date	Vesting Commencement Date	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)		Option Exercise Price Per Share ($)	Option Expiration Date
Jonathan Jian Wang, Ph.D., MBA	—	—	—	—		—	—
Yufang Lu, M.D., Ph.D.	2/27/2023	2/27/2023	—	38,137	(3)	28.71	2/26/2033
	7/14/2023	7/14/2023	—	27,459	(4)	4.59	7/13/2033
	3/21/2024	3/21/2024	—	4,591	(3)	4.59	3/20/2034
	6/14/2024	6/14/2024	—	6,102	(3)	4.59	6/13/2034
Erin Butler	10/16/2023	10/16/2023	—	3,813	(3)	4.59	10/16/2033

(1)

All of the option awards were granted under the 2019 Plan, the terms of which plan are described below under “—Equity Benefit Plans—2019 Stock Incentive Plan.” All of the option awards have been retroactively adjusted to reflect the Exchange Ratio.

(2)

Vested option awards are exercisable upon the consummation of (i) an initial public offering (“IPO”) of the Company, (ii) a Corporate Transaction (as defined in the 2019 Plan), or (ii) a Change in Control (as defined in the 2019 Plan), unless approved the Administrator (as defined in the 2019 Plan).

(3)

Share option awards vest over a period of four years with 25% of the shares underlying the option vesting on the one-year anniversary of the vesting commencement date and 1/48th of the shares underlying the option vesting on a monthly basis thereafter, subject to continued service through each vesting date.

(4)

15,255 shares shall vest in four years, of which 25% percent shall vest on July 1, 2024 and 1/48th of the shares vesting on a monthly basis thereafter. 3,051 shares shall vest at the end of the first anniversary following Dr. Lu’s physical move to San Diego, her living in San Diego and working in Legacy Inmagene’s San Diego office on a full-time basis (“Qualified Move”). The remaining 9,153 shares shall vest in equal annual installments over the following three years after the first anniversary of a Qualified Move to San Diego

Awards held by certain of Legacy Inmagene named executive officers were eligible for accelerated vesting under specified circumstances. Please see the subsection titled “—Employment Agreements” below for a description of such potential acceleration.

The following table provides information regarding outstanding equity awards held by Ikena’s named executive officers as of December 31, 2024.

	Option Awards(1)(4)
Name	Vesting Commencement Date	Number of Securities Underlying Unexercised Options Exercisable(2)		Number of Securities Underlying Unexercised Options Unexercisable(2)	Equity Incentive Plan Awards: Number of Securities Underlying Unexcercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date
Mark Manfredi, Ph.D.	—	7,942		—	—	13.80	8/23/2026
	—	13,236		—	—	35.16	2/19/2028
	—	12,606		—	—	25.80	12/17/2028
	—	17,044		—	—	49.80	3/19/2029
	2/12/2021	74,221		3,227	—	94.44	2/11/2031
	1/1/2022	14,516		5,391	—	117.12	2/2/2032
	1/1/2023	8,784		9,548	—	31.44	1/2/2033
	1/1/2024	—		26,666	—	16.32	1/31/2034
Jotin Marango, M.D., Ph.D.	4/25/2022	22,066		11,033	—	70.56	4/24/2032
	1/1/2023	4,192		4,557	—	31.44	1/2/2033
	1/1/2024	—		15,083	—	16.32	1/31/2034
	—	—		—	33,333	20.40	7/14/2034
Caroline Germa, M.D.	2/29/2024	10,053	(3)	38,204	—	17.64	2/28/2034

(1)

Each of the outstanding equity awards in the table above that was granted prior to our initial public offering in March 2021 was granted pursuant to Ikena’s 2016 Stock Incentive Plan, as amended (“2016 Plan”). Each of the outstanding equity awards listed in the table above was subject to accelerated vesting in the event of certain terminations following a change in control, as described below in the “Executive Employment Arrangements” section. All of the option awards have been retroactively adjusted to reflect the Reverse Stock Split.

(2)

Unless otherwise noted, all options in the table above originally vested as follows: 25% of the total shares underlying the option would vest on the first anniversary date of the vesting commencement date and the remainder would vest over the next three years in equal monthly installments on the last day of each succeeding calendar month (with the option becoming fully vested on the fourth anniversary of the vesting commencement date), subject to continued service to Ikena through the applicable vesting date.

(3)

Option originally vested as follows: 12.5% of the total shares underlying the option would vest on the six month anniversary date of the vesting commencement date and the remainder would vest over the next three and a half years in equal monthly installments on the last day of each succeeding calendar month (with the option becoming fully vested on the fourth anniversary of the vesting commencement date), subject to continued service to Ikena through the applicable vesting date.

(4)

Prior to the closing of the Merger, Ikena’s board of directors approved the acceleration in full of all unexercised and unvested options to purchase Ikena Common Stock (each, an “Ikena option”), effective as of immediately prior to the First Effective Time, and each unexpired, unexercised and fully vested Ikena option (i) granted under the Ikena 2021 Stock Option and Incentive Plan (each, a “2021 Ikena option”) was automatically cancelled and extinguished as of the First Effective Time and, in exchange therefor, each former holder of any such 2021 Ikena option received a number of shares of our common stock equal to the Option Value (as defined below), and (ii) granted under the Ikena 2016 Stock Incentive Plan (each, a “2016 Ikena option”) will remain outstanding pursuant to its terms, unless the holder of such 2016 Ikena option has agreed for such 2016 Ikena option to be cancelled and extinguished as of the First Effective Time and, in exchange therefor, each former holder of any such 2016 Ikena option will have the right to receive from us a number of shares of our common stock equal to the Option Value. As of the First Effective Time, each unexpired and unexercised Ikena option with a per share exercise price or strike price that is equal to or greater than $2.3647 (the “Ikena In-the-Money Price”) was cancelled for no consideration. “Option Value” is equal to (A) the product of the aggregate number of shares of Ikena common stock subject to or underlying such Ikena option multiplied by (y) (i) the Ikena In-the-Money Price, minus (ii) the exercise or strike price of the Ikena option, divided by (B) the Ikena In-The-Money Price.

Employment Agreements

Below are descriptions of Legacy Inmagene’s employment arrangements with its named executive officers. The employment of each of Legacy Inmagene’s named executive officers was “at will” and was terminable at any time. Regardless of the manner in which a named executive officer’s service terminates, each named executive officer of Legacy Inmagene is entitled to receive amounts earned during his term of service, including unpaid salary. Legacy Inmagene’s named executive officers’ share options granted prior to the Merger are subject to the terms of the 2019 Plan; a description of the termination and change in control provisions in the 2019 Plan and options granted thereunder is provided below under “—Equity Benefit Plans—2019 Stock Incentive Plan.”

Jonathan Jian Wang, Ph.D., MBA

On December 26, 2022, Legacy Inmagene and Dr. Wang entered into an offer letter, pursuant to which he was entitled to an initial annual base salary of $330,000 and an annual target performance bonus of 30% of his annual base salary based on achievement of certain performance objectives.

On March 6, 2025, Legacy Inmagene and Dr. Wang entered into a severance rights agreement. Under the terms of the agreement, if Dr. Wang is terminated without cause or resigns for good reason (in each case as defined in the agreement), then he will be entitled to severance payments equal to ten months of continued base salary, employer paid medical benefits for up to ten months following termination, and additionally, if such termination or resignation occurs upon or within 12 months of a change in control, full acceleration of his equity awards, provided that in either case, he executes an effective release of claims. On July 25, 2025, effective upon the closing of the Merger, Dr. Wang’s employment as Legacy Inmagene’s President and Chief Executive Officer was terminated. Pursuant to that certain Separation Agreement, dated as of July 23, 2025, by and between Legacy Inmagene and Dr. Wang (the “Wang Separation Agreement”), Dr. Wang is entitled to the severance benefits provided pursuant to his severance rights agreement.

Yufang Lu, M.D., Ph.D.

On December 11, 2022, Legacy Inmagene and Dr. Lu entered into an offer letter, pursuant to which she was entitled to an initial base salary of $432,000 and an annual target performance bonus of 30% of her annual base salary based on achievement of certain performance objectives. In addition, Dr. Lu was granted an option to purchase 38,137 Legacy Inmagene ordinary shares under the 2019 Plan which vest over a period of four years with 25% of the shares underlying the option vesting on the one-year anniversary of the vesting commencement date and 1/48th of the shares underlying the option vesting on a monthly basis thereafter, subject to continued service through each vesting date.

On October 8, 2024, Legacy Inmagene and Dr. Lu entered into a severance rights agreement. Under the terms of the agreement, if Dr. Lu is terminated without cause or resigns for good reason (in each case as defined in the agreement), then she will be entitled to severance payments equal to six months of continued base salary, employer paid medical benefits for up to six months following termination, and additionally, if such termination or resignation occurs upon or within 12 months of a change in control, full acceleration of her equity awards, provided that in either case, she executes an effective release of claims.

Erin Butler

On October 11, 2023, Legacy Inmagene and Ms. Butler entered into an offer letter, pursuant to which she was entitled to an initial annual base salary of $300,000 and an annual target performance bonus of 30% of her annual base salary based on achievement of certain performance objectives. In addition, Ms. Butler was granted an option to purchase 3,813 Legacy Inmagene ordinary shares under the 2019 Plan which vest over a period of four years with 25% of the shares underlying the option vesting on the one-year anniversary of the vesting commencement date and 1/48th of the shares underlying the option vesting on a monthly basis thereafter, subject to continued service through each vesting date.

On October 21, 2024, Legacy Inmagene and Ms. Butler entered into a severance rights agreement. Under the terms of the agreement, if Ms. Butler is terminated without cause or resigns for good reason (in each case as defined in the agreement), then she will be entitled to severance payments equal to four months of continued base salary, employer paid medical benefits for up to six months following termination, and additionally, if such termination or resignation occurs upon or within 12 months of a change in control, full acceleration of her equity awards, provided that in either case, she executes an effective release of claims.

Below are descriptions of Ikena’s employment arrangements with its named executive officers.

Mark Manfredi, Ph.D.

In March 2021, Ikena entered into an employment agreement with Dr. Manfredi (the “Manfredi Agreement”), which provided that, in the event that Dr. Manfredi’s service with Ikena was terminated without “cause” or for “good reason” (in each case, as defined in the Manfredi Agreement), on or within 12 months after the closing of a “change in control” (as defined in the Manfredi Agreement), Dr. Manfredi was entitled to the following severance benefits, subject to Dr. Manfredi executing a separation agreement and it becoming effective, (i) a lump-sum payment equal to 1.5 times the sum of (a) Dr. Manfredi’s then-current base salary or the base salary in effect immediately prior to the change in control, if higher, plus (b) Dr. Manfredi’s annual target bonus for the then-current year; (ii) immediate acceleration of all time-based stock options and other stock-based awards subject to time-based vesting held by Dr. Manfredi, effective as of the later of the date of termination or the effective date of the separation agreement and release; and (iii) up to 18 months of the employer portion of COBRA premium payments (collectively, the “Change-in-Control Benefits”).

In the event that Dr. Manfredi’s service with Ikena was terminated without “cause” or for “good reason” (in each case, as defined in the Manfredi Agreement), other than in connection with a “change in control,” Dr. Manfredi was entitled to the following severance benefits, subject to Dr. Manfredi executing a separation agreement and release and it becoming effective: (i) payments equal to 12 months of Dr. Manfredi’s then-current base salary and (ii) up to 12 months of the employer portion of COBRA premium payments.

In addition, Ikena entered into a retention award agreement with Dr. Manfredi (“Manfredi Retention Award Agreement”) in July 2024 (the “Manfredi Retention Award”) which provided for a one-time discretionary bonus of $300,000 paid within two business days of the closing of the Merger.

On January 10, 2025, Ikena’s board of directors approved an amendment to the Manfredi Agreement which provided for certain additional benefits to Dr. Manfredi upon termination in the event that his employment was terminated without “cause” or he resigned for any reason during the “change in control period” (in each case, as defined in the Manfredi Agreement). Under such circumstances, all time-based stock options and awards held by Dr. Manfredi would accelerate as of the later of the date of his termination or a “change in control” (the “Manfredi Accelerated Vesting Date”). The termination or forfeiture of any unvested stock options or awards would also be delayed until the Manfredi Accelerated Vesting Date if such awards do not otherwise vest pursuant to a separation agreement and release.

On July 25, 2025, effective upon the closing of the Merger, Dr. Manfredi resigned from all positions held at Ikena and its subsidiaries. In accordance with the Manfredi Agreement, effective upon Dr. Manfredi’s separation of employment with Ikena and his execution of a separation agreement with Ikena, Dr. Manfredi became entitled to the Change in Control Benefits and received the Change in Control Benefit Payment of $1,183,520 paid on August 6, 2025. In addition, following the Merger, Dr. Manfredi received a one-time transaction bonus of $590,000 paid on August 1, 2025, which was subject to any reduction required under the best net after-tax cutback provision in the Manfredi Agreement, the Manfredi Retention Award of $300,000 pursuant to the Manfredi Retention Award Agreement paid on July 30, 2025.

Jotin Marango, Ph.D.

In April 2022, Ikena entered into an employment agreement with Dr. Marango (the “Marango Agreement”). In the event that Dr. Marango’s service with Ikena is terminated “without cause” or for “good reason” (in each case, as defined in the Marango Agreement), on or within 45 days immediately preceding or 12 months after the closing of a “change in control” (as defined in the Marango Agreement), Dr. Marango will be entitled to the following severance benefits, subject to Dr. Marango executing a separation agreement and it becoming effective, (i) a lump-sum payment equal to the sum of (a) Dr. Marango’s then-current base salary or the base salary in effect immediately prior to the “change in control,” if higher, plus (b) Dr. Marango’s annual target bonus for the then-current year or the target bonus in effect immediately prior to the “change in control,” if higher; and (ii) up to 12 months of the employer portion of COBRA premium payments.

In the event that Dr. Marango’s service with Ikena is terminated without “cause” or for “good reason” (in each case, as defined in the Marango Agreement), other than in connection with a “change in control” (as defined in the Marango Agreement), Dr. Marango will be entitled to the following severance benefits, subject to Dr. Marango executing a separation agreement and release and it becoming effective: (i) a lump-sum payment equal to nine months of Dr. Marango’s then-current base salary and (ii) up to 9 months of the employer portion of COBRA premium payments.

On January 10, 2025, Ikena’s board of directors approved an amendment to the Marango Agreement which provides for certain additional benefits to Dr. Marango upon termination in the event that his employment is terminated by us without “cause” or Dr. Marango resigns for any reason during the “change in control period” (in each case, as defined in the Marango Agreement). Under such circumstances, all time-based stock options and awards held by Dr. Marango will accelerate as of the Marango Accelerated Vesting Date. The termination or forfeiture of any unvested stock options or awards will also be delayed until the Marango Accelerated Vesting Date if such awards do not otherwise vest pursuant to a separation agreement and release.

In addition, Ikena entered into a retention award agreement with Dr. Marango in July 2024, and approved an amendment of such agreement on January 10, 2025 (the “Marango 2024 Retention Award”) which generally provided for payment of his retention bonus in three installments, with $82,500 paid on July 15, 2024, $82,500 paid at the time of the signing of the Merger Agreement, and $85,000 paid on July 30, 2025. Additionally, Ikena also approved a retention bonus agreement with Dr. Marango in February 2025 (the “Marango 2025 Retention Award” and together with the Marango 2024 Retention Award, the “Marango Retention Awards”) which generally provided for the payment of a one-time discretionary bonus of $70,000, paid on July 30, 2025.

Caroline Germa, M.D.

In February 2024, Ikena entered into an employment agreement with Dr. Germa (the “Germa Agreement”). In the event that Dr. Germa’s service with Ikena was terminated “without cause” or for “good reason” (in each case, as defined the Germa Agreement), on or within three months preceding or 12 months after the closing of a “change in control” (as defined in the Germa Agreement), Dr. Germa was entitled to the following severance benefits, subject to Dr. Germa executing a separation agreement and it becoming effective, (i) a lump sum payment equal to the sum of (a) 15 months of Dr. Germa’s then-current base salary or the base salary in effect immediately prior to the “change in control,” if higher, plus (b) Dr. Germa’s annual target bonus for the then-current year or the target bonus in effect immediately prior to the “change in control,” if higher, (ii) immediate acceleration of all time-based stock options and other stock-based awards subject to time-based vesting held by

Dr. Germa, effective as of the later of the date of termination or the effective date of the separation agreement and release, and (iii) up to 15 months of the employer portion of COBRA premium payments.

In the event that Dr. Germa’s service with Ikena was terminated without “cause” or for “good reason” (in each case, as defined in the Germa Agreement), other than in connection with a “change in control” (as defined in the Germa Agreement), Dr. Germa was entitled to the following severance benefits, subject to Dr. Germa executing a separation agreement and release and it becoming effective: (i) payment equal to 12 months of Dr. Germa’s then-current base salary, (ii) immediate acceleration of the portion of Dr. Germa’s unvested time-based equity awards that would become vested had Dr. Germa maintained a continuous service relationship through the first anniversary of the date of termination, and (iii) up to 12 months of the employer portion of COBRA premium payments.

Dr. Germa entered into the Germa Separation Agreement with Ikena on February 13, 2025. Pursuant to the terms of the Germa Separation Agreement, Dr. Germa’s employment terminated effective February 3, 2025, and in exchange for a general release of claims, she became entitled to receive (i) a lump sum payment in an amount equal to 12 months of her base salary, (ii) up to 12 months of the employer portion of COBRA premium payments, and (iii) immediate acceleration of the portion of her outstanding unvested time-based equity awards that would have become vested had she maintained a continuous service relationship through the first anniversary of the date of her separation (or the effective date of her separation agreement, if later). In addition, the Germa Separation Agreement provided that in the event a “change in control” occurred within three months of her separation date, she would be eligible for the additional payments set forth in the Germa Agreement, as described above.

Dr. Germa entered into a consulting agreement with Ikena on February 4, 2025, pursuant to which she agreed to provide consulting, advisory and related services to and for the Company until July 31, 2025. Pursuant to such agreement, Dr. Germa received a consulting fee of $600 per hour and continued to earn and vest in her stock option awards. The consulting agreement was terminable by either party upon not less than 30 days’ notice.

Upon the occurrence of a change of control, all payments and benefits received by Ikena’s executive officers in connection with a change of control that constituted “excess parachute payments” under Section 280G of the Code were subject to a modified economic cutback treatment such that the “excess parachute payments” received by the executive were either (i) paid in full or (ii) reduced below such executive officer’s threshold amount under Section 280G of the Code in order to avoid triggering the excise tax that would otherwise be payable on such “excess parachute payment” amounts.

Kristin Yarema, Ph.D.

Below is a description of our offer letter with Dr. Yarema, who was appointed as our Chief Executive Officer immediately following the closing of the Merger, and, accordingly, was not a named executive officer for the year ended December 31, 2024. Although Dr. Yarema was not a named executive officer for the fiscal year ended December 31, 2024, we have included a summary of her offer letter terms to provide context for our go-forward executive compensation policies and equity award practices.

In July 2025, we entered into an offer letter, dated July 23, 2025, with Dr. Yarema (the “Yarema Offer Letter”), which provides for the following compensation: (i) an initial annual base salary of $630,000, (ii) a one-time signing bonus of $180,000 payable within 30 days of the Closing Date, and (iii) eligibility to receive an annual discretionary performance bonus, with a target bonus percentage of 50% of her base salary, pro-rated in case of a partial calendar year. In addition, pursuant to the Yarema Offer Letter, Dr. Yarema is entitled to the stock options and RSU described above under “—Equity-Based Incentive Awards.”

Under the terms of the Yarema Offer Letter, if Dr. Yarema’s employment is terminated by us without cause or by Dr. Yarema for good reason not in connection with a change of control, and subject to the execution of a release of claims in favor of us, she is entitled to receive (i) payments aggregating to twelve months of her base salary for the year in which the termination occurs, which shall be paid ratably in accordance with our payroll procedures over twelve months and (ii) reimbursement for COBRA premiums for up to twelve months following the date of termination. Such severance benefits may not be aggregated with any other severance benefits made available by us pursuant to any written agreement, plan or policy.

Additionally, under the terms of the Yarema Offer Letter, if Dr. Yarema’s employment is terminated without cause or by Dr. Yarema for good reason in connection with a change of control and subject to the execution of a release of claims in favor of us, she is entitled to receive (i) payments aggregating to eighteen months of her base salary for the year in which the termination occurs, which shall be paid ratably in accordance with our payroll procedures over eighteen months, provided that if such change of control also qualifies as a Section 409A change in control, then such amount will be paid in a lump sum on the first regularly-scheduled payroll date following the sixtieth (60th) day after such termination; (ii) reimbursement for COBRA premiums for up to eighteen months following the date of termination; (iii) a lump sum payment equal to her target cash bonus for the bonus year in which such termination occurs; and (iv) accelerated vesting of outstanding time-based equity awards. Such severance benefits may not be aggregated with any other severance benefits made available by us pursuant to any written agreement, plan or policy.

Retirement Benefits

We maintain a tax-qualified 401(k) retirement plan that provides eligible U.S. employees, including the named executive officers, with an opportunity to save for retirement on a tax-advantaged basis. Pursuant to the terms of such 401(k) plan, each participant may contribute a portion of his or her eligible compensation or the statutory limit, which was $23,000 for calendar year 2024. Participants who are 50 years old or older can also make “catch-up” contributions, which in calendar year 2024 was up to an additional $7,500, above the statutory limit. Participant contributions are held and invested, pursuant to the participant’s instructions, by the plan’s trustee. During 2024, Legacy Inmagene provided matching contributions of $4,760 to Dr. Wang, $13,187 to Dr. Lu, and $11,741 to Ms. Butler.

Legacy Inmagene did not maintain, and none of the Legacy Inmagene named executive officers was eligible to participate in, any defined benefit pension plan or nonqualified deferred compensation plan.

Ikena maintained a 401(k) retirement savings plan for our employees, including Ikena’s named executive officers, who satisfied certain eligibility requirements. Ikena made a 401(k) employer matching contribution of 4% of an employee’s elective deferral up to 6% of the employees eligible compensation up to a maximum matching contribution of $13,800 per year. Ikena’s named executive officers were eligible to participate in the 401(k) plan on the same terms as other full-time employees. Ikena’s 401(k) plan is intended to qualify for favorable tax treatment under Section 401(a) of the Code, and contains a cash or deferred feature that is intended to meet the requirements of Section 401(k) of the Code. Ikena believed that providing a vehicle for tax-deferred retirement savings though its 401(k) plan added to the overall desirability of Ikena’s executive compensation package and further incentivized Ikena’s employees, including our named executive officers, in accordance with Ikena’s compensation policies.

Other Compensation and Benefits

All of Legacy Inmagene’s named executive officers were eligible to participate in its employee benefit plans, in each case on the same basis as all of its other employees. These employee benefit plans include medical, dental, vision, short- and long-term disability and life and accidental dismemberment insurance plans. Legacy Inmagene paid the premiums for the life and accidental dismemberment insurance plans for certain of its named executive officers. Legacy Inmagene otherwise generally did not provide perquisites or personal benefits to its named executive officers.

Equity Benefit Plans

2025 Equity Incentive Plan

Our Board and stockholders adopted the 2025 Equity Incentive Plan (the “2025 Plan”) in connection with the Merger, which became effective on the date immediately following the consummation of the Merger and following the Reverse Stock Split. The following summary does not contain all of the terms and conditions of the 2025 Plan and is qualified in its entirety by reference to the 2025 Plan included as an exhibit to the registration statement of which this prospectus forms a part. The 2025 Plan is a successor to and continuation of Ikena’s 2021 Stock Option and Incentive Plan, as amended from time to time, which is referred to herein as the “2021 Plan.” Since the 2025 Plan is effective, no further grants will be made under the 2021 Plan.

Eligibility. Any individual who is an employee of us or any of our affiliates, or any person who provides services to us or our affiliates, including consultants and members of our Board, is eligible to receive awards under the 2025 Plan at the discretion of the administrator.

Types of Awards. The 2025 Plan provides for the grant of incentive stock options (“ISOs”) to our employees, including employees of any parent or subsidiary of us, and for the grant of nonstatutory stock options (“NSOs”), stock appreciation rights (“SARs”), restricted stock awards, restricted stock unit awards, performance awards and other forms of stock awards to our employees, directors, and consultants, including employees and consultants of affiliates.

Authorized Shares. Initially, the maximum number of shares of common stock that may be issued under the 2025 Plan will equal the sum of (i) new shares of common stock in an amount equal to 10% of the total number of shares of our capital stock outstanding on the effective date of the 2025 Plan, which was equal to 1,118,167, plus (ii) the shares of common stock subject to outstanding stock awards granted under the 2021 Plan that, on or after the 2025 Plan became effective, (A) expire or otherwise terminate prior to exercise or settlement; (B) are not issued because the stock award or any portion thereof is settled in cash; (C) are forfeited or repurchased because of the failure to vest; or (D) are reacquired or withheld to satisfy a tax withholding obligation or the purchase or exercise price if any, as such shares becomes available from time to time. In addition, the number of shares of common stock reserved for issuance under the 2025 Plan will automatically increase on January 1 of each calendar year, starting on January 1, 2026 through January 1, 2035, in an amount equal to 5% of the total number of shares of our capital stock outstanding on the last day of the calendar month before the date of each automatic increase, or a lesser number of shares determined by our Board. The maximum number of shares of common stock that may be issued on the exercise of ISOs under the 2025 Plan is 3,419,172.

Shares subject to stock awards granted under the 2025 Plan that expire or terminate without being exercised in full, or that are paid out in cash rather than in shares, do not reduce the number of shares available for issuance under the 2025 Plan. Additionally, shares become available for future grant under the 2025 Plan if they were issued stock awards under the 2025 Plan and we repurchase them or they are forfeited. This includes shares used to pay the exercise price of a stock award or to satisfy the tax withholding obligations related to a stock award.

Plan Administration. The Board, or a duly authorized committee of the Board, will administer the 2025 Plan. We sometimes refer to our Board, or the applicable committee with the power to administer our equity incentive plans, as the administrator. The administrator may also delegate to one or more persons or bodies the authority to (i) designate employees (other than officers) to receive specified awards, and (ii) determine the number of shares subject to such awards. Such persons or bodies may not grant a stock award to themselves and neither the Board nor any committee may delegate authority to any person or body (who is not a member of the Board or such body that is not comprised solely of members of the Board) the authority to determine the fair market value of our common stock for purposes of the 2025 Plan.

The administrator has the authority to determine the terms of awards, including recipients, the exercise, purchase or strike price of awards, if any, the number of shares subject to each award, the fair market value of a share of common stock, the vesting schedule applicable to the awards, together with any vesting acceleration, and the form of consideration, if any, payable upon exercise or settlement of the award and the terms of the award agreements for use under the 2025 Plan.

In addition, subject to the terms of the 2025 Plan, the administrator also has the power to modify outstanding awards under the 2025 Plan, including the authority to reprice any outstanding option or stock appreciation right, cancel and re-grant any outstanding option or stock appreciation right in exchange for new stock awards, cash or other consideration, or take any other action that is treated as a repricing under generally accepted accounting principles, with the consent of any materially adversely affected participant.

Stock Options. ISOs and NSOs are granted under stock option agreements adopted by the administrator. The administrator determines the exercise price for stock options, within the terms and conditions of the 2025 Plan, provided that the exercise price of a stock option generally cannot be less than 100% of the fair market value of a share of common stock on the date of grant. Options granted under the 2025 Plan vest at the rate specified in the stock option agreement as determined by the administrator.

Tax Limitations on ISOs. The aggregate fair market value, determined at the time of grant, of common stock with respect to ISOs that are exercisable for the first time by an optionholder during any calendar year under all of our stock plans may not exceed $100,000. Options or portions thereof that exceed such limit will generally be treated as NSOs. No ISO may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any of our affiliates unless (i) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant; and (ii) the option is not exercisable after the expiration of five years from the date of grant.

Restricted Stock Unit Awards. Restricted stock units are granted under restricted stock unit award agreements adopted by the administrator. Restricted stock units may be granted in consideration for the participant’s services to us. If any consideration is to be paid at the time of grant of the restricted stock units, as determined by our Board, any form of legal consideration that may be acceptable to our Board and permissible under applicable law will be permissible. A restricted stock unit may be settled by cash, delivery of stock, a combination of cash and stock as deemed appropriate by the administrator, or in any other form of consideration set forth in the restricted stock unit agreement. Additionally, dividend equivalents may be credited in respect of shares covered by a restricted stock unit. Except as otherwise provided in the applicable award agreement, restricted stock units that have not vested will be forfeited once the participant’s continuous service ends for any reason.

Restricted Stock Awards. Restricted stock awards are granted under restricted stock award agreements adopted by the administrator. A restricted stock award may be awarded in consideration for cash, check, bank draft or money order, past services to us, or any other form of legal consideration that may be acceptable to our Board and permissible under applicable law. The administrator determines the terms and conditions of restricted stock awards, including vesting and forfeiture terms. If a participant’s service relationship with us ends for any reason, any or all of the shares of our common stock held by the participant that have not vested as of the date the participant terminates service with us may be received by us through a forfeiture condition or a repurchase right.

SARs. SARs are granted under stock appreciation grant agreements adopted by the administrator. The administrator determines the purchase price or strike price for a SAR, which generally cannot be less than 100% of the fair market value of our common stock on the date of grant. A SAR granted under the 2025 Plan vests at the rate specified in the stock appreciation right agreement as determined by the administrator.

Performance Awards. The 2025 Plan permits the grant of performance-based stock and cash awards. The administrator may structure awards so that the shares of our stock, cash, or other property will be issued or paid only following the achievement of certain pre-established performance goals during a designated performance period. The performance criteria that will be used to establish such performance goals may be based on any one of, or combination of, the following as determined by the administrator: earnings (including earnings per share and net earnings); earnings before interest, taxes and depreciation; earnings before interest, taxes, depreciation and amortization; total stockholder return; return on equity or average stockholder’s equity; return on assets, investment, or capital employed; stock price; margin (including gross margin); income (before or after taxes); operating income; operating income after taxes; pre-tax profit; operating cash flow; sales, annual recurring revenue or revenue targets; increases in revenue or product revenue; expenses and cost reduction goals; improvement in or attainment of working capital levels; economic value added (or an equivalent metric); market share; cash flow; cash flow per share; share price performance; debt reduction; customer satisfaction; stockholder’s equity; capital expenditures; debt levels; operating profit or net operating profit; workforce diversity; growth of net income or operating income; billings; financing; regulatory milestones; stockholder liquidity; corporate governance and compliance; intellectual property; personnel matters; progress of internal research; progress of partnered programs; partner satisfaction; budget management; partner or collaborator achievements; internal controls, including those related to the U.S. Sarbanes-Oxley Act of 2002; investor relations, analysts and communication; implementation or completion of projects or processes; employee retention; number of users, including unique users; strategic partnerships or transactions (including in-licensing and out-licensing of intellectual property); establishing relationships with respect to the marketing, distribution and sale of the Company’s products; supply chain achievements; co-development, co-marketing, profit sharing, joint venture or other similar arrangements; individual performance goals; corporate development and planning goals; and other measures of performance selected by the administrator.

The performance goals may be based on a company-wide basis, with respect to one or more business units, divisions, affiliates, or business segments, and in either absolute terms or relative to the performance of one or more comparable companies or the performance of one or more relevant indices. Unless specified otherwise (i) in the award agreement at the time the award is granted or (ii) in such other document setting forth the performance goals at the time the goals are established, our Board will appropriately make adjustments in the method of calculating the attainment of performance goals as follows: (1) to exclude restructuring and/or other nonrecurring charges; (2) to exclude exchange rate effects; (3) to exclude the effects of changes to generally accepted accounting principles; (4) to exclude the effects of any statutory adjustments to corporate tax rates; (5) to exclude the effects of items that are “unusual” in nature or occur “infrequently” as determined under generally accepted accounting principles; (6) to exclude the dilutive effects of acquisitions or joint ventures; (7) to assume that any business divested by us achieved performance objectives at targeted levels during the balance of a performance period following such divestiture; (8) to exclude the effect of any change in the outstanding shares of our common stock by reason of any stock dividend or split, stock repurchase, reorganization, recapitalization, merger, consolidation, spin-off, combination or exchange of shares or other similar corporate change, or any distributions to common stockholders other than regular cash dividends; (9) to exclude the effects of stock based compensation and the award of bonuses under our bonus plans; (10) to exclude costs incurred in connection with potential acquisitions or divestitures that are required to be expensed under generally accepted accounting principles; and (11) to exclude the goodwill and intangible asset impairment charges that are required to be recorded under generally accepted accounting principles. In addition, our Board retains the discretion to reduce or eliminate the compensation or economic benefit due upon attainment of the goals. The performance goals may differ from participant to participant and from award to award.

Other Stock Awards. The administrator may grant other awards based in whole or in part by reference to our common stock. The administrator will set the number of shares under the stock award and all other terms and conditions of such awards.

Non-Employee Director Compensation Limit. The aggregate value of all compensation granted or paid to any non-employee director with respect to any calendar year that begins on or after the effective date of this offering, including stock awards granted and cash fees paid by us to such non-employee director, will not exceed $750,000 in total value, or in the event such non-employee director is first appointed or elected to the Board during such calendar year, $1 million in total value (in each case, calculating the value of any such stock awards based on the grant date fair value of such stock awards for financial reporting purposes).

Changes to Capital Structure. In the event there is a specified type of change in our capital structure, such as a stock split, reverse stock split, or recapitalization, appropriate adjustments will be made to (i) the class and maximum number of shares reserved for issuance under the 2025 Plan, (ii) the class and maximum number of shares by which the share reserve may increase automatically each year, (iii) the class and maximum number of shares that may be issued on the exercise of ISOs, and (iv) the class and number of shares and exercise price, strike price, or purchase price, if applicable, of all outstanding stock awards.

Corporate Transactions. The following applies to stock awards under the 2025 Plan in the event of a corporate transaction, unless otherwise provided in a participant’s stock award agreement or other written agreement us or one of its affiliates or unless otherwise expressly provided by the administrator at the time of grant.

In the event of a corporate transaction, any stock awards outstanding under the 2025 Plan may be assumed, continued or substituted for by any surviving or acquiring corporation (or its parent company), and any reacquisition or repurchase rights held by us with respect to the stock award may be assigned to the successor (or its parent company). If the surviving or acquiring corporation (or its parent company) does not assume, continue or substitute for such stock awards, then with respect to any such stock awards that are held by participants whose continuous service has not terminated prior to the effective time of the transaction, or current participants, the vesting (and exercisability, if applicable) of such stock awards will be accelerated in full to a date prior to the effective time of the transaction (contingent upon the effectiveness of the transaction), and such stock awards will terminate if not exercised (if applicable) at or prior to the effective time of the transaction, and any reacquisition or repurchase rights held by us with respect to such stock awards will lapse (contingent upon the effectiveness of the transaction). With respect to performance awards with multiple vesting levels depending on performance level, unless otherwise provided by an award agreement or by the administrator, the award will accelerate at 100% of target. If the surviving or acquiring corporation (or its parent company) does not assume, continue or substitute for such stock awards, then with respect to any such stock awards that are held by persons other than current participants, such awards will terminate if not exercised (if applicable) prior to the effective time of the transaction, except that any reacquisition or repurchase rights held by us with respect to such stock awards will not terminate and may continue to be exercised notwithstanding the transaction. The administrator is not obligated to treat all stock awards or portions of stock awards in the same manner and is not obligated to take the same actions with respect to all participants.

In the event a stock award will terminate if not exercised prior to the effective time of a transaction, the administrator may provide, in its sole discretion, that the holder of such stock award may not exercise such stock award but instead will receive a payment equal in value to the excess (if any) of (i) the value of the property the participant would have received upon the exercise of the stock award over (ii) any exercise price payable by such holder in connection with such exercise.

Under the 2025 Plan, a corporate transaction is defined to include the consummation, in a single transaction or in a series of related transactions, of any one or more of the following events: (i) a sale or disposition of all or substantially all of our and our subsidiaries’ consolidated assets; (ii) a sale or disposition of more than 50% of our outstanding securities; (iii) a merger, consolidation or similar transaction where we do not survive the transaction; and (iv) a merger or consolidation where we do survive the transaction but the shares of our common stock outstanding before such transaction are converted or exchanged into other property by virtue of the transaction.

Change in Control. In the event of a change in control, as defined under the 2025 Plan, awards granted under the 2025 Plan will not receive automatic acceleration of vesting and exercisability, although this treatment may be provided for in an award agreement.

Under the 2025 Plan, a change in control is defined to include: (i) the acquisition by any person or company of more than 50% of the combined voting power of our then outstanding stock; (ii) a consummated merger, consolidation or similar transaction in which our stockholders immediately before the transaction do not own, directly or indirectly, more than 50% of the combined voting power of the surviving entity (or the parent of the surviving entity); (iii) a consummated sale, lease, exclusive license or other disposition of all or substantially all of our and our subsidiaries’ consolidated assets other than to an entity more than 50% of the combined voting power of which is owned by our stockholders; and (iv) an unapproved change in the majority of our Board.

Transferability. A participant may not transfer stock awards under the 2025 Plan other than by will, the laws of descent and distribution, or as otherwise provided under the 2025 Plan.

Plan Amendment or Termination. Our Board has the authority to amend, suspend, or terminate the 2025 Plan, provided that such action does not materially impair the existing rights of any participant without such participant’s written consent. Certain material amendments also require the approval of our stockholders. No ISOs may be granted after the tenth anniversary of the date our Board adopted the 2025 Plan. No stock awards may be granted under the 2025 Plan while it is suspended or after it is terminated.

2025 Employee Stock Purchase Plan

Our Board and stockholders adopted the 2025 Employee Stock Purchase Plan (the “ESPP”) in connection with the Merger, which became effective on the date immediately following the consummation of the Merger and following the Reverse Stock Split, but no offering has yet commenced under the ESPP. The following summary does not contain all of the terms and conditions of the ESPP and is qualified in its entirety by reference to the ESPP included as an exhibit to the registration statement of which this prospectus forms a part.

Purpose. The purpose of the ESPP is to provide a means by which our eligible employees and eligible employees of certain designated companies may be given an opportunity to purchase shares of our common stock following the closing of the Merger.

The ESPP will include two components. One component is designed to allow eligible U.S. employees to purchase ordinary shares in a manner that may qualify for favorable tax treatment under Section 423 of the Code. The other component permits the grant of purchase rights that do not qualify for such favorable tax treatment in order to allow deviations necessary to permit participation by eligible employees who are foreign nationals or employed outside of the U.S. while complying with applicable foreign laws.

Share Reserve. The ESPP authorizes the issuance of shares of our common stock under purchase rights granted to employees or to employees of any of our designated affiliates. The number of shares of common stock reserved for issuance equals to 1% of the total number of shares of our capital stock outstanding on the effective date of the ESPP, which was equal to 111,816 shares, and will automatically increase on January 1 of each calendar year, beginning on January 1, 2026 through January 1, 2035, by the lesser of (i) 1% of the total number of shares of our capital stock outstanding on the last day of the calendar month before the date of the automatic increase, and (ii) 227,944 shares; provided that before the date of any such increase, the Board may determine that such increase will be less than the amount set forth in clauses (i) and (ii).

Administration. The Board, or a duly authorized committee thereof, will administer the ESPP. The Board may delegate concurrent authority to administer the ESPP to a committee of the Board. The ESPP is implemented through a series of offerings under which eligible employees are granted purchase rights to purchase shares of common stock on specified dates during such offerings. Under the ESPP, we may specify offerings with durations of not more than 27 months and may specify shorter purchase periods within each offering. Each offering will have one or more purchase dates on which shares of common stock will be purchased for employees participating in the offering. An offering under the ESPP may be terminated under certain circumstances.

Payroll Deductions. Generally, all regular employees, including executive officers, employed by us or by any designated affiliates, will be eligible to participate in the ESPP and to contribute, normally through payroll deductions, up to a maximum percentage of their earnings (as defined in the ESPP) or up to a set dollar amount for the purchase of common stock under the ESPP. Unless otherwise determined by our Board, common stock will be purchased for the accounts of employees participating in the ESPP at a price per share that is at least the lesser of (i) 85% of the fair market value of a share of common stock on the first date of an offering; or (ii) 85% of the fair market value of a share of common stock on the date of purchase.

Limitations. Employees may have to satisfy one or more of the following service requirements before participating in the ESPP, as determined by the Board, including: (i) customary employment with us or an affiliate for more than 20 hours per week and more than five months per calendar year; or (ii) continuous employment with us or an affiliate for a minimum period of time (not to exceed two years). No employee may purchase shares under the ESPP at a rate in excess of $25,000 worth of common stock based on the fair market value per share of common stock at the beginning of an offering for each year such a purchase right is outstanding. Finally, no employee will be eligible for the grant of any purchase rights under the ESPP if immediately after such rights are granted, such employee has voting power over 5% or more of our outstanding capital stock measured by vote or value under Section 424(d) of the Code.

Changes to Capital Structure. In the event that there occurs a change in our capital structure through such actions as a stock split, merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large nonrecurring cash dividend, liquidating dividend, combination of shares, exchange of shares, change in corporate structure, or similar transaction, the Board will make appropriate adjustments to: (i) the number of shares reserved under the ESPP; (ii) the maximum number of shares by which the share reserve may increase automatically each year; (iii) the number of shares and purchase price of all outstanding purchase rights; and (iv) the number of shares that are subject to purchase limits under ongoing offerings.

Corporate Transactions. In the event of certain significant corporate transactions, including the consummation, in a single transaction or in a series of related transactions, of any one or more of the following events: (i) a sale of all or substantially all of our assets; (ii) a sale or disposition of more than 50% of our outstanding securities; (iii) a merger or consolidation where we do not survive the transaction; and (iv) a merger or consolidation where we do survive the transaction but our shares of common stock outstanding immediately before such transaction are converted or exchanged into other property by virtue of the transaction, any then-outstanding rights to purchase our stock under the ESPP may be assumed, continued or substituted for by any surviving or acquiring entity (or its parent company). If the surviving or acquiring entity (or its parent company) elects not to assume, continue, or substitute for such purchase rights, then the participants’ accumulated payroll contributions will be used to purchase shares of our common stock within ten business days before such corporate transaction, and such purchase rights will terminate immediately after such purchase.

ESPP Amendment or Termination. The Board has the authority to amend or terminate the ESPP, provided that except in certain circumstances such amendment or termination may not materially impair any outstanding purchase rights without the holder’s consent. We will obtain stockholder approval of any amendment to the ESPP as required by applicable law or listing requirements.

2025 Inducement Plan

In July 2025, upon the recommendation of the Compensation Committee of the Board, the Board adopted and approved our 2025 Inducement Plan (the “Inducement Plan”) to reserve 589,585 shares of our common stock to be used exclusively for grants of equity awards to individuals that were not previously our employees or directors (or who are returning to employment following a bona fide period of non-employment), as an inducement material to the individual’s entry into employment with us, pursuant to Nasdaq Listing Rule 5635(c)(4). The Inducement Plan was adopted and approved without stockholder approval pursuant to Nasdaq Listing Rule 5635(c)(4).

The terms and conditions of the Inducement Plan are substantially similar to our 2025 Plan. See the section titled “—2025 Equity Incentive Plan” for a description of these terms.

2019 Stock Incentive Plan

We assumed, effective as of the closing of the Merger, the Legacy Inmagene 2019 Stock Incentive Plan (the “2019 Plan”), as well as the outstanding awards granted thereunder, the award agreements evidencing the grants of such awards and the remaining shares available under the 2019 Plan, including any awards granted to Legacy Inmagene’s named executive officers, in each case subject to applicable adjustments in the manner set forth in the Merger Agreement to such awards.

Types of Awards. The 2019 Plan provides for the grant of options, SARs, dividend equivalent rights, sales or bonuses of restricted shares, restricted share units or similar rights to employees, directors, and consultants. Employees who are U.S. taxpayers may also be granted ISOs.

Plan Administration. Our chief executive officer will administer the 2019 Plan, and we sometimes refer to the chief executive officer as the administrator. The administrator will determine, among other things, whether and to what extent awards will be granted, the type and number of awards to be granted to each participant, the fair market value of an ordinary share, and the terms and conditions of each award granted including, but not limited to, vesting schedule, purchase provisions, rights of first refusal, forfeiture provisions, form of payment upon settlement, payment contingencies, and satisfaction of performance criteria.

In addition, subject to the terms of the 2019 Plan, the administrator also has the power to modify outstanding awards under the 2019 Plan without consent, provided that any such modification does not adversely affect a grantee’s rights in any material respect without such grantee’s written consent.

Award Agreement. Awards granted under the 2019 Plan are evidenced by an award agreement that sets forth terms, conditions and limitations for each award, which may include the term of an award and the provisions applicable in the event that the grantee’s employment or service terminates.

Stock Options and SARs. The administrator determines the exercise price for options and SARs, within the terms and conditions of the 2019 Plan, provided that, for U.S. taxpayers, the exercise price of an option or SAR generally cannot be less than 100% of the fair market value per share on the date of grant. Options and SARs granted under the 2019 Plan vest at the rate specified in the applicable award agreement as determined by the administrator.

U.S. Tax Limitations on ISOs. For U.S. taxpayers, no ISO may be granted to any person who, at the time of the grant, owns or is deemed to own shares possessing more than 10% of our total combined voting power or that of any of our subsidiaries or affiliates unless the option exercise price is at least 110% of the fair market value per share on the date of grant.

Consideration. Awards may be granted in consideration for any form of legal consideration that may be acceptable to the administrator. Acceptable consideration includes, but is not limited to, (i) cash, (ii) check, (iii) in the event of the first to occur of an initial public offering or a corporate transaction if the same class of securities of the successor corporation issuable in such corporate transaction will have been sold to the public pursuant to registration statement under the Securities Act on or prior to the date of such corporate transaction, (A) the surrender of shares or delivery of a form of attestation of ownership of shares or (B) in the case of options, payment through a broker-dealer or (iv) any combination of the foregoing.

Exercisability. Awards granted under the 2019 Plan shall be exercisable at such times and under such conditions as determined by the administrator and set forth in the award agreement. The administrator may determine that the award shall not be exercised prior to the occurrence of, among other things, an initial public offering of Legacy Inmagene’s securities on an international recognized securities exchange or a corporate transaction or change in control (as defined below). Additionally, the administrator may include in the award agreement a provision whereby the grantee may elect to exercise a portion or all of the award prior to full vesting of the award, subject to approval by the administrator. No option shall be exercisable after the expiration of ten years after the effective date of grant of such option.

Transfer Restrictions. Subject to applicable laws, awards granted under the 2019 Plan shall be transferrable by will and by the laws of descent and distribution and during the lifetime of the grantee, only to the extent and in the manner approved by the administrator.

Corporate Transactions. The following applies to awards under the 2019 Plan in the event of a corporate transaction (including a corporate transaction which is also a change in control), unless otherwise provided in a grantee’s award agreement or other written agreement with Legacy Inmagene.

In the event of a corporate transaction, to the extent approved by the administrator, any stock awards outstanding under the 2019 Plan may be assumed or replaced by any successor entity (or its parent company) immediately prior to the date of the corporate transaction. For the portion of each award that is not assumed or replaced, then such portion will become automatically fully vested and exercisable and released from any repurchase or forfeiture rights (other than repurchase rights exercisable at fair market value), subject to grantee’s continuous service with Legacy Inmagene through the effective date of the corporate transaction. Any portion of the award that is not assumed or replaced will be terminated to the extent not exercised prior to the consummation of the corporate transaction. If the successor entity (or its parent company) does not assume or replace any awards, all outstanding awards will terminate.

Under the 2019 Plan, a corporate transaction is defined to include: (i) a merger, amalgamation, consolidation or other business combination of us in which we are not the surviving entity, or any other transaction or series of transactions, as a result of which our stockholders immediately prior to such transaction or series of transactions will cease to own a majority of the voting power of the surviving entity immediately after consummation of such transaction or series of transactions, except for a transaction the principal purpose of which is to change the state in which we are incorporated; (ii) the sale, transfer, exclusive license or other disposition of all or substantially all of our or any of our subsidiaries’ or affiliates’ assets; (iii) our complete liquidation or dissolution; (iv) any reverse merger or series of related transactions culminating in a reverse merger (including, but not limited to, a tender offer followed by a reverse merger) in which we are the surviving entity but (A) the shares of common stock outstanding immediately prior to such merger are converted or exchanged by virtue of the merger into other property, whether in the form of securities, cash or otherwise, or (B) in which securities possessing more than 50% of the total combined voting power of our outstanding securities are transferred from those who held such securities immediately prior to such merger or the initial transaction culminating in such merger, but excluding any such transaction or series of related transactions that the administrator determines shall not be a corporate transaction; and (v) an acquisition in a single or series of related transactions by any person or related group of persons (other than us or by an employee benefit plan that we sponsor) of beneficial ownership of securities possessing more than 50% of the total combined voting power of our outstanding securities, but excluding any such transaction or series of related transactions that the administrator determines shall not be a corporate transaction.

Change in Control. Unless otherwise provided in a grantee’s award agreement or other written agreement with us, upon a change in control, to the extent approved by the administrator, each outstanding award will automatically become fully vested and exercisable and released from any repurchase or forfeiture rights (other than repurchase right exercisable at fair market value), subject to grantee’s continuous service with us through the effective date of the change in control.

Under the 2019 Plan, a change in control is defined to include: (i) the direct or indirect acquisition by any person or related group of persons (other than an acquisition from or by Legacy Inmagene or by an employee benefit plan sponsored by us or by an affiliate of us) of beneficial ownership of securities, together with the securities held by such person(s), constituting more than 50% of the total combined voting power of our outstanding securities pursuant to a tender or exchange offer made directly to our stockholders; or (ii) the entry into, amendment of or termination of any contract or a series of contracts which shall result in the same change-of-control effect described in the foregoing subsection (i). For the avoidance of doubt, a transaction will not constitute a change in control if: (i) its sole purpose is to change the jurisdiction of our incorporation, or (ii) its sole purpose is to create a holding company that will be owned in substantially the same proportions by the persons who held our securities immediately before such transaction.

Termination and Amendment. Unless terminated earlier or extended by the Board, the 2019 Plan has a term of ten years. Unless otherwise determined by the administrator in good faith, the suspension or termination of the 2019 Plan shall not materially adversely affect any rights under the awards already granted pursuant to the 2019 Plan.

2016 Stock Incentive Plan

Our 2016 Plan was adopted by Ikena’s board of directors on March 4, 2016, approved by Ikena’s stockholders on March 4, 2016 and most recently amended on December 18, 2020. As of June 30, 2025, under the 2016 Plan, an aggregate of 184,216 shares of our common stock, as adjusted for the Reverse Stock Split, have been reserved for issuance. The number of shares of common stock reserved for issuance shall be equitably adjusted by our Board in the event of any stock split, reverse stock split, stock dividend, recapitalization, combination of shares, reclassification of shares, spin-off or other similar change in capitalization or event.

The shares of common stock underlying awards that are terminated, surrendered or cancelled, are forfeited in whole or in part or otherwise result in shares of common stock not being issued are currently added back to the shares of common stock available for issuance under the 2016 Plan. Following the closing of Ikena’s initial public offering, such shares were added to the shares of common stock available for issuance under the 2021 Plan. Following the closing of the Merger, such shares will be added to the shares of common stock available for issuance under the 2025 Plan, the successor to the 2021 Plan.

Ikena’s board of directors has acted as administrator of the 2016 Plan, and following the closing of the Merger, our Board administers the 2016 Plan. Ikena’s board of directors had full power to select, from among the individuals eligible for awards, the individuals to whom awards were granted, and to determine the specific terms and conditions of each award, subject to the provisions of the 2016 Plan. Persons eligible to participate in the 2016 Plan were employees, officers and directors of, and consultants and advisors to, Ikena as selected from time to time by the administrator in its discretion.

The 2016 Plan permits the granting of (1) options to purchase common stock intended to qualify as incentive stock options under Section 422 of the Code, and (2) options that do not so qualify. The per share exercise price of each option is determined by Ikena’s board of directors but may not be less than 100% of the fair market value of the common stock on the date of grant. The term of each option was fixed by our board of directors but may not exceed 10 years from the date of grant. Our Board determines at what time or times each option may be exercised.

In addition, the 2016 Plan permits the granting of stock appreciation rights, restricted shares of common stock, restricted stock units and other stock-based awards.

The 2016 Plan provides that upon the occurrence of a “reorganization event,” as defined in the 2016 Plan, our Board may take any one or more of the following actions as to all or any (or any portion of) outstanding awards (other than restricted stock awards) except as provided otherwise in an award agreement or other agreement between us and a participant: (i) provide that all such awards will be assumed or substituted with substantially equivalent awards by the acquiring or succeeding corporation (or affiliate thereof); (ii) upon written notice to a participant, provide that all unexercised awards will terminate immediately prior to the consummation of such reorganization event unless exercised (to the extent then exercisable) within a specified period following the date of such notice; (iii) provide that outstanding awards shall become exercisable, realizable or deliverable, or that applicable restrictions shall lapse in whole or in part prior to or upon such reorganization event; (iv) in the event of a reorganization event under the terms of which holders of common stock will receive a cash payment for each share surrendered in the reorganization event, or the “acquisition price,” provide for a cash payment to participants with respect to each award equal to the number of shares subject to the vested portion of such award (after giving effect to any acceleration of vesting in connection with such reorganization event) multiplied by the excess, if any, of the acquisition price over the exercise price of such award and any applicable withholdings, in exchange for the termination of such award; (v) provide that in connection with a liquidation or dissolution of the company, awards shall convert into the right to receive liquidation proceeds net the exercise price thereof and any applicable withholdings; and (vi) any combination of the foregoing. Upon a reorganization event other than a liquidation or dissolution of the company, the repurchase and other rights of the company with respect to outstanding restricted stock shall inure to the benefit of the company’s successor and shall, unless our Board determines otherwise, apply to the cash, securities or other property which the common stock was converted into or exchanged for pursuant to such reorganization event in the same manner and to the same extent as they applied to such restricted stock; provided that the Board may provide for termination or deemed satisfaction of such repurchase or other rights under the applicable award agreement. Upon a reorganization event involving the liquidation or dissolution of the company, except as specifically provided in an award agreement or other agreement with the participant, all restrictions and conditions on all restricted stock then outstanding shall automatically be deemed terminated or satisfied.

The Board may amend or discontinue the 2016 Plan at any time, subject to stockholder approval where such approval is required by applicable law. The administrator of the 2016 Plan may also amend or cancel any outstanding award, provided that no amendment to an award may materially adversely affect a participant’s rights without his or her consent. The administrator of the 2016 Plan is specifically authorized to exercise its discretion to reduce the exercise price of outstanding awards or effect the repricing of such awards through cancellation and re-grants.

The 2016 Plan will automatically terminate on March 4, 2026. As of June 30, 2025, options to purchase 184,216 shares of common stock were outstanding under the 2016 Plan. Our Board has not made any further awards under the 2016 Plan following the closing of Ikena’s initial public offering.

Non-Employee Director Compensation

None of Legacy Inmagene’s directors received cash compensation or any equity awards in the year ended December 31, 2024 for services rendered to Legacy Inmagene, with the exception of Dr. Wang for his compensation as Legacy Inmagene’s Chief Executive Officer. Dr. Wang was a named executive officer of Legacy Inmagene for the year ended December 31, 2024 and his compensation is provided in the “—Summary Compensation Table” above.

The following table presents the total compensation for each person who served as a non-employee member of Ikena’s board of directors and received compensation for such service during fiscal year 2024. Other than as set forth in the table below, Ikena did not pay any compensation, make any additional equity awards or non-equity awards to, or pay any other compensation to any of the non-employee members of Ikena board of directors in fiscal year 2024. Directors who also served as employees received no additional compensation for their service as directors. During fiscal year 2024, Mark Manfredi, Ph.D., Ikena’s President and Chief Executive Officer, was a member of Ikena’s board of directors, as well as an employee, and received no additional compensation for his services as a director. See “—Summary Compensation Table” above.

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)(1)(2)	Total ($)
David Bonita, M.D.(3)	49,000	23,337	72,337
Iain Dukes, D.Phil.	46,500	23,337	69,837
Jean-François Formela, M.D.	47,500	23,337	70,837
Otello Stampacchia, Ph.D.	43,000	23,337	66,337
Maria Koehler, M.D., Ph.D.	35,000	23,337	58,337
Richard Wooster, Ph.D.	35,000	23,337	58,337
Owen Hughes	85,000	23,337	108,337

(1)

The amounts reflect the grant date fair value of stock options granted in 2024 in accordance with Financial Accounting Standards Board (“FASB”), Accounting Standards Codification Topic 718, Compensation-Stock Compensation, or ASC Topic 718. Such grant date fair values do not take into account any estimated forfeitures related to service-based vesting conditions. The assumptions used in calculating the grant date fair value of the stock options reported in this column are set forth in the notes to Ikena’s audited consolidated financial statements appearing elsewhere in this prospectus. The amounts reported in this column reflect the accounting cost for these stock options and do not correspond to the actual economic value that may be received by Ikena’s non-employee directors upon the exercise of such options.

(2)

Non-employee directors who served on Ikena’s board of directors during 2024 had the following stock options outstanding as of December 31, 2024 and held no shares of restricted stock. See Footnote (4) to Ikena’s Outstanding Equity Awards as of December 31, 2024 table above for the treatment of these options upon the closing of the Merger.

Name	Aggregate Number of Shares Subject to Stock Options
David Bonita, M.D.	5,156
Iain Dukes, D.Phil.	25,691
Jean-François Formela, M.D.	5,156
Otello Stampacchia, Ph.D.	5,156
Maria Koehler, M.D., Ph.D.	7,393
Richard Wooster, Ph.D.	6,471
Owen Hughes	5,840

(3)	The director compensation for Dr. Bonita was provided to OrbiMed Private Investments VI, LP or its affiliated entities.

Prior to the Merger, Ikena paid its non-employee directors a cash retainer for service on the Ikena board and for service on each committee on which the director is a member. The chairman of each committee received a higher retainer for such service. These fees were paid in arrears in four equal quarterly installments on the last day of each quarter, provided that the amount of such payment was prorated for any portion of such quarter that the director was not serving on the Ikena board. The fees paid to non-employee directors for service on the board and for service on each committee of the Ikena board on which the director is a member were as follows:

Board of Directors:	Annual Retainer
Members (other than chair)	$35,000
Additional retainer for chair	$30,000
Audit Committee:
Members (other than chair)	$7,500
Retainer for chair	$15,000
Compensation Committee:
Members (other than chair)	$5,000
Retainer for chair	$10,000
Nominating and Corporate Governance Committee:
Members (other than chair)	$4,000
Retainer for chair	$8,000

Ikena also reimbursed its non-employee directors for reasonable out-of-pocket expenses incurred by directors in connection with their attendance at meetings of the Ikena board or any committee thereof.

In addition, each new non-employee director elected to the Ikena board was granted an option to purchase 35,040 shares of Ikena’s common stock on the date of such director’s election or appointment to the board of directors, which would vest in the following manner, subject to the director’s continued service on the Ikena board through such vesting date: in equal monthly installments over three years from the grant date. On the date of each Ikena annual meeting, each non-employee director was granted an additional option to purchase 17,520 shares of Ikena’s common stock, which would vest in the following manner, subject to the director’s continued service on the Ikena board through such vesting date: in full upon the earlier to occur of the first anniversary of the date of grant or the date of the next annual meeting, unless otherwise determined by the Ikena board.

On July 25, 2025, effective upon the closing of the Merger, our Board terminated Ikena’s non-employee director compensation policy. As of the date of this prospectus, our Board has not adopted a new non-employee director compensation policy. Accordingly, we currently do not have a formal compensation policy with respect to service on our Board. We reimburse our non-employee directors for their reasonable out-of-pocket expenses incurred in attending Board and committee meetings. Our Board intends to adopt a non-employee director compensation policy in the future that is designed to provide a total compensation package that enables us to attract and retain, on a long-term basis, high-caliber directors who are not our employees or officers or of our subsidiaries.

CERTAIN RELATIONSHIPS, RELATED PARTY AND OTHER TRANSACTIONS

Described below are any transactions occurring since January 1, 2022 and any currently proposed transactions, other than equity and other compensation, termination, change in control and other arrangements which are described in the section titled “Executive Compensation” or which are not required to be disclosed pursuant to the instructions to Item 404 of Regulation S-K, to which we, Legacy Inmagene or Ikena was a party and in which:

•

the amounts involved exceeded or will exceed the lesser of $120,000 and 1% of the average of our, Ikena’s or Legacy Inmagene’s total assets at year-end for the last two completed fiscal years, as applicable; and

•

any of our, Ikena’s or Legacy Inmagene’s directors, executive officers or holders of more than 5% of our, Ikena’s capital stock or Legacy Inmagene’s shares, or an affiliate or immediate family member of the foregoing persons, had or will have a direct or indirect material interest.

PIPE Financing

On December 23, 2024, Ikena entered into the Subscription Agreement with certain existing Ikena stockholders and accredited investors related to the PIPE Financing. Pursuant to the Subscription Agreement, the PIPE Investors purchased an aggregate of 2,508,337 shares of our common stock, after giving effect to the Reverse Stock Split, at a price of approximately $29.90 per share for aggregate gross proceeds of approximately $75.0 million. The closing on the PIPE Financing occurred on July 25, 2025 in connection with the closing of the Merger. The table below sets forth the number of shares of our common stock purchased by related party holders in the PIPE Financing:

Participant	Shares of Common Stock	Total Purchase Price ($)
Entities affiliated with Blue Owl Capital Holdings LP(1)	217,389	6,500,000
Entities affiliated with Biotechnology Value Fund, L.P.(2)	468,223	14,000,000
Entities affiliated with Deep Track Capital, LP(3)	668,890	20,000,000
Omega Fund VI, L.P.(4)	267,556	8,000,000
Entities affiliated with OrbiMed Advisors LLC(5)	83,611	2,500,000

(1)

Blue Owl Capital Holdings LP (“Blue Owl”) held more than five percent of Ikena’s voting common stock prior to the Merger. Blue Owl Healthcare Opportunities IV Public Investments LP (“Blue Owl Healthcare”), an affiliate of Blue Owl, purchased 217,389 shares of common stock in the PIPE Financing for a total purchase price of $6,500,000.

(2)

Entities affiliated with Biotechnology Value Fund, L.P. (“BVF”), held more than five percent of Ikena’s voting common stock prior to the Merger and holds more than five percent of our outstanding voting common stock.

(3)

Deep Track Capital, LP (“Deep Track”) held more than five percent of Ikena’s voting common stock prior to the Merger. Deep Track Biotechnology Master Fund, LTD., an affiliate of Deep Track purchased 668,890 shares of common stock in the PIPE Financing for a total purchase price of $20,000,000. Entities affiliated with Deep Track hold more than five percent of our outstanding voting common stock.

(4)

Dr. Stampacchia, a member of the Ikena board of directors and a member of our Board, is the founder, managing director and member of the investment committee at Omega Fund Management, LLC. Omega Fund VI, L.P., an affiliate of Omega Fund Management, LLC, held more than five percent of Ikena’s voting common stock prior to the Merger.

(5)

Iain D. Dukes served as a member of the Ikena board of directors. Dr. Bonita served as a member of the Ikena board of directors and is a member of our Board. Dr. Dukes is a venture partner at OrbiMed Advisors LLC (“OrbiMed Advisors”), and Dr. Bonita is a member of OrbiMed Advisors. Entities affiliated with OrbiMed Advisors held more than five percent of Ikena’s voting common stock prior to the Merger, and hold more than five percent of our outstanding voting common stock. OrbiMed Private Investments VI, LP purchased 83,611 shares of common stock in the PIPE Financing for a total purchase price of $2,500,000.

At the closing of the PIPE Financing, in connection with the Subscription Agreement, we entered into the registration rights agreement (the “Registration Rights Agreement”) with the PIPE Investors, pursuant to which, among other things, we agreed to prepare and file a resale registration statement with the SEC within 45 calendar days following the closing of the PIPE Financing for purposes of registering the resale of the shares issued in the PIPE Financing. We also agreed, among other things, that we will indemnify the PIPE Investors, their officers, directors, members, employees and agents, successors and assigns under the Subscription Agreement from certain liabilities and pay all fees and expenses (excluding any legal fees of the selling holder(s), and any underwriting discounts and selling commissions) incident to our obligations under the Registration Rights Agreement.

Support Agreements Under the Merger Agreement

Concurrently and in connection with the execution of the Merger Agreement, (i) certain stockholders of Legacy Inmagene holding approximately 76.14% of the outstanding Legacy Inmagene Shares, including certain of Legacy Inmagene’s greater than 5% stockholders and entities affiliated with Dr. Wang and Mr. Yu, members of Legacy Inmagene’s board of directors, entered into support agreements with Ikena and Legacy Inmagene to vote all of their Legacy Inmagene Shares in favor of the adoption and approval of the Merger Agreement and the contemplated transactions and against any alternative acquisition proposals, and (ii) certain stockholders of Ikena holding approximately 25.80% of the outstanding shares of Ikena common stock, entered into Ikena support agreements with Ikena and to vote all of their shares of Ikena common stock in favor of (i) the issuance of shares of Ikena common stock that represent (or are convertible into) more than 20% of the shares of Ikena common stock outstanding immediately prior to the Merger to the securityholders of Legacy Inmagene in connection with the contemplated transactions, pursuant to the Nasdaq rules, (ii) the change of control of Ikena resulting from the Merger pursuant to the Nasdaq rules, (iii) the approval and adoption of the 2025 Plan and the ESPP, and (iv) if deemed necessary or appropriate by the parties or as otherwise required by applicable law, an amendment to Ikena’s certificate of incorporation to effect the reverse stock split or to approve an increase in the number of authorized shares of Ikena common stock, and against any alternative acquisition proposals. The support agreements terminated automatically upon the First Effective Time.

Lock-Up Agreements

Effective as of the closing of the Merger, certain executive officers, directors and their affiliates, and greater than 5% stockholders of Legacy Inmagene and certain directors of Ikena that remained on our Board following the closing of the Merger, entered into lock-up agreements pursuant to which, and subject to specified exceptions, they have agreed not to transfer this shares of our common stock for the 180-day period following the closing of the Merger.

CVR Agreements

Ikena CVR Agreement

On July 25, 2025, immediately prior to the First Effective Time, Ikena and Computershare Trust Company, N.A., the designated rights agent, entered into a Contingent Value Rights Agreement (the “Ikena CVR Agreement”), pursuant to which Ikena stockholders of record as of the close of business on July 24, 2025 received one contingent value right (each, an “Ikena CVR”) for each outstanding share of Ikena Common Stock held by such stockholder on such date.

Pursuant to the Ikena CVR Agreement, each Ikena CVR holder will be entitled to certain rights to receive (i) 100% of the net proceeds, if any, received by Ikena as a result of contingent payments (“Ikena CVR Payments”) made to Ikena, such as milestone, royalty or earnout payments, received under any disposition agreements related to Ikena’s pre-Merger assets, including but not limited to IK-595 (the “Ikena CVR Assets”), including pursuant to any out-license agreements, entered into prior to the closing of the Merger and (ii) 90% of the net proceeds, if any, received by Ikena as a result of Ikena CVR Payments received under any disposition agreements related to the Ikena CVR Assets entered into after the closing date of the Merger and prior to the first anniversary of the closing of the Merger (the “Disposition Period”). Such proceeds are subject to certain permitted deductions, including for applicable tax payments, certain expenses incurred by Ikena or its affiliates, and losses incurred or reasonably expected to be incurred by Ikena or its affiliates due to a third-party proceeding in connection with a disposition and certain wind-down costs.

During and following the Disposition Period, we have no obligation to attempt to sell or dispose of the Ikena CVR Assets.

The Ikena CVR Payments, if any, will become payable to Computershare Trust Company, N.A. for subsequent distribution to the Ikena CVR holders. In the event that no such proceeds are received during the CVR Term (as defined in the Ikena CVR Agreement), holders of the Ikena CVRs will not receive any payment pursuant to the Ikena CVR Agreement. There can be no assurance that any Ikena CVR holders will receive any Ikena CVR Payments.

The right to the contingent payments contemplated by the Ikena CVR Agreement is a contractual right only and is not transferable, except in the limited circumstances specified in the Ikena CVR Agreement. The Ikena CVRs are not evidenced by a certificate or any other instrument and are not registered with the SEC. The Ikena CVRs do not have any voting or dividend rights and do not represent any equity or ownership interest in the Company or any of its affiliates. No interest will accrue on any amounts payable in respect of the Ikena CVRs.

Legacy Inmagene CVR Agreement

On July 25, 2025, immediately prior to the First Effective Time, Ikena, Legacy Inmagene and Computershare Trust Company, N.A., the designated rights agent, entered into a Contingent Value Rights Agreement (the “Legacy Inmagene CVR Agreement”), pursuant to which Legacy Inmagene shareholders of record as of immediately prior to the First Effective Time received one contingent value right (each, a “Legacy Inmagene CVR”) for each outstanding Legacy Inmagene share held by such shareholder on such date.

Pursuant to the Legacy Inmagene CVR Agreement, each Legacy Inmagene CVR holder will be entitled to certain rights to receive (i) 100% of the net proceeds, if any, received by Ikena as a result of contingent payments (“Legacy Inmagene CVR Payments”) made to Ikena under any disposition agreement related to the programs and projects controlled by Legacy Inmagene any time prior to the closing date of the Merger (other than its anti-OX40 monoclonal antibody asset, IMG-007) (the “Legacy Inmagene CVR Assets”), which agreement is entered into prior to the closing of the Merger and (ii) 90% of the net proceeds, if any, received by Ikena as a result of Legacy Inmagene CVR Payments received under any disposition agreement related to the Legacy Inmagene CVR Assets entered into during the Disposition Period. Such proceeds are subject to certain permitted deductions, including for applicable tax payments, certain expenses incurred by Ikena or its affiliates, and losses incurred or reasonably expected to be incurred by Ikena or its affiliates due to a third-party proceeding in connection with a disposition.

During and following the Disposition Period, we have no obligation to attempt to sell or dispose of the Legacy Inmagene CVR Assets.

The Legacy Inmagene CVR Payments, if any, will become payable to Computershare Trust Company, N.A. for subsequent distribution to the Legacy Inmagene CVR holders. In the event that no such proceeds are received during the CVR Term, holders of Legacy Inmagene CVRs will not receive any payment pursuant to the Legacy Inmagene CVR Agreement. There can be no assurance that any Legacy Inmagene CVR holders will receive any Legacy Inmagene CVR Payments.

The right to the contingent payments contemplated by the Legacy Inmagene CVR Agreement is a contractual right only and is not transferable, except in the limited circumstances specified in the Legacy

Inmagene CVR Agreement. The Legacy Inmagene CVRs are not evidenced by a certificate or any other instrument and are not registered with SEC. The Legacy Inmagene CVRs do not have any voting or dividend rights and do not represent any equity or ownership interest in the Company or any of its affiliates. No interest will accrue on any amounts payable in respect of the Legacy Inmagene CVRs.

2023 Pionyr Acquisition

In August 2023, Ikena acquired Pionyr Immunotherapeutics, Inc. (“Pionyr”) in accordance with the terms of the Agreement and Plan of Merger (the “Pionyr Merger Agreement”), dated August 4, 2023 (the “Pionyr Acquisition”). Under the terms of the Pionyr Merger Agreement, at the closing of the Pionyr Acquisition, Ikena acquired all of Pionyr’s assets, including approximately $48.0 million in net cash at the time of closing, and Ikena issued the holders of Pionyr common stock a total of 150,054 shares of Ikena common stock (including 12,760 shares of Ikena’s non-voting common stock) at the purchase price of $85.80 per share and 4,153,439 shares of Ikena Series A preferred stock, also at the purchase price of $7.15 per share, each share of which was subsequently converted into 0.083 (rounded to the nearest one thousandth) shares of Ikena common stock at a special meeting of Ikena stockholders held on October 11, 2023 (the “2023 Ikena Special Meeting”).

OrbiMed, a five percent holder of Ikena’s common stock and a related party of Ikena, was previously a stockholder of Pionyr. In connection with the Pionyr Acquisition, OrbiMed was allocated 12,760 shares of Ikena non-voting common stock and 353,192 shares of Ikena Series A preferred stock, which converted to shares of Ikena common stock pursuant to stockholder approval obtained at the 2023 Ikena Special Meeting.

Agreements with Stockholders

In connection with Ikena’s Series B convertible preferred stock financing, Ikena entered into investors’ rights, voting and right of first refusal and co-sale agreements containing registration rights, information rights, voting rights and rights of first refusal, among other things, with certain holders of Ikena preferred stock and certain holders of Ikena common stock. These stockholder agreements terminated upon the closing of Ikena’s initial public offering in March 2021, except for the registration rights granted under the investors’ rights agreement.

Indemnification Agreements

In connection with Ikena’s initial public offering in March 2021, Ikena entered into agreements to indemnify its directors and executive officers. These agreements, among other things, require us to indemnify these individuals for certain expenses (including attorneys’ fees), judgments, fines and settlement amounts reasonably incurred by such person in any action or proceeding, including any action by or in our right, on account of any services undertaken by such person on our behalf or that person’s status as a member of our Board to the maximum extent allowed under Delaware law.

Hutchmed Agreements

Collaboration, Option and License Agreement

In January 2021, we entered into a collaboration, option and license agreement with Hutchmed, which was subsequently amended in April 2023 and December 2023, pursuant to which Hutchmed granted us the exclusive option to the worldwide license with the right to sublicense to develop, manufacture and commercialize several licensed compounds including humanized antagonistic OX40 receptor mAb (IMG-007) for the treatment or prevention of all diseases and conditions except oncology. The exclusive option was granted on a Licensed Compound-by-Licensed Compound basis, exercisable at our sole discretion upon payment of an option exercise fee in cash or the issuance of our ordinary shares.

On February 2, 2024, we exercised the option under the Hutchmed Agreement by entering into a share subscription agreement to issue 140,636,592 of our ordinary shares to Hutchmed and obtained an exclusive, worldwide, royalty-bearing license with the right to sublicense through multiple tiers, under certain patents and know-how controlled by Hutchmed and Hutchmed’s right, title and interest in the joint intellectual property to develop, manufacture and commercialize any product that contains, incorporates, or otherwise includes the humanized OX40 antagonistic monoclonal antibody (anti-OX40 mAb).

Under the Hutchmed Agreement, we are required to pay an aggregate of up to $92.5 million for each Licensed Product upon the achievement of various development, regulatory and commercialization milestones with respect to such Licensed Product, $20.0 million of which would be due prior to the first approval of a Licensed Product in the United States, and an aggregate of up to $135.0 million for each Licensed Compound upon the achievement of various worldwide aggregate cumulative annual net sales milestones for the Licensed Products that contain such Licensed Compound. We are also obligated to pay high single-digit to low double-digit royalties to Hutchmed on a Licensed Compound-by-Licensed Compound basis for net sales of such Licensed Compounds worldwide, subject to reduction in certain circumstances. Royalties will be payable on a Licensed Product-by-Licensed Product and country-by-country basis.

The Hutchmed Agreement will remain in effect until the expiration of all royalty payment obligations on a country-by-country and Licensed Product-by-Licensed Product basis, and may be earlier terminated by either party for the other party’s uncured material breach or insolvency. In addition, Hutchmed may terminate the Hutchmed Agreement if we challenge any of the licensed patents, or terminate the Hutchmed Agreement with respect to a particular Licensed Compound if we do not conduct any material development or commercialization activities for a specified period of time after we exercise the applicable exclusive option, and we have the right to terminate the Hutchmed Agreement for convenience upon advance notice to Hutchmed.

Subscription Agreement

On February 2, 2024, Legacy Inmagene entered into a share subscription agreement (the “Hutchmed subscription agreement”) with Hutchmed, pursuant to which Hutchmed was issued 140,636,592 Legacy Inmagene ordinary shares upon exercise of the option granted to Hutchmed pursuant to the Hutchmed Agreement. Pursuant to the Hutchmed subscription agreement, Hutchmed was granted the right to appoint one observer to the Legacy Inmagene board and was granted certain rights under the Legacy Inmagene SHA, including pre-emptive rights, rights of first refusal, co-sale rights and registration rights. The rights granted to Hutchmed under the Hutchmed subscription agreement terminated upon completion of the Merger.

Miragene Agreements

The Non-OX40 Divestiture

On July 25, 2025, immediately prior to consummation of the Merger, we sold and transferred (including via sublicense) our Non-OX40 Business to SellCo.

As part of the Legacy Asset Transaction, Miragene purchased from Legacy Inmagene all of the outstanding share capital of SellCo in exchange for a promissory note in the amount of $8.9 million issued by Miragene to Legacy Inmagene. Any payments made under the promissory note from Miragene to us will be distributed to Legacy Inmagene CVR holders as Legacy Inmagene CVR Payments.

The legacy shareholders of Legacy Inmagene own and control SellCo in the same proportions as their previous ownership interests in Legacy Inmagene, including each of Legacy Inmagene’s greater than 5% shareholders prior to the Merger, an entity affiliated with Guoliang Yu, and one of Legacy Inmagene’s former directors, Jonathan Jian Wang, Ph.D., MBA, who is SellCo’s current Chief Executive Officer and Legacy Inmagene’s former Chief Executive Officer and Chairman, as well as a current member of our Board.

Transition Services Agreement

In connection with the Legacy Asset Transaction, on July 25, 2025, we entered into the Transition Services Agreement with SellCo for the provision by Miragene of certain transitional services related to the ongoing operations of our business with respect to our IMG-007 program, which may include services related to chemistry, manufacturing and controls, regulatory affairs, clinical trial support and operations, translational science research and support, bioanalysis and pharmacovigilance (collectively, the “Miragene Services”).

The initial term of the Transition Services Agreement is six months, which shall be automatically extended for an additional six months unless during the first three months of the Initial Term, we provide written notice to terminate the Transition Services Agreement (as may be extended, the “Initial Term”). In addition, we may extend the term for the receipt of the Miragene Services for up to an additional 12 months upon 60 days’ prior written notice prior to the end of the Initial Term.

Upon the closing of the Merger, we paid SellCo $1.25 million as pre-payment for the Miragene Services to be provided during the Initial Term. Up to $1.25 million may be payable if the Initial Term is automatically extended for the Miragene Services to be provided during such period. If the Transition Services Agreement is extended beyond the Initial Term, the Miragene Services shall be provided at an annual FTE rate of $200,000.

In addition, pursuant to the Transition Services Agreement, SellCo is permitted to use our principal executive offices under specified circumstances at an agreed monthly rate.

The Transition Services Agreement may be terminated after the Initial Term by either party upon 60 days’ prior written notice or by SellCo after the completion by us of the sale or other disposition of any portion of our business, assets or properties constituting all or a majority of the IMG-007 Business (as defined in the Transition Services Agreement).

PRINCIPAL SECURITYHOLDERS

The following table and the related notes present certain information with respect to the beneficial ownership of our common stock as of immediately following the consummation of the Merger and the PIPE Financing by: (i) each person or group of affiliated persons known by us to be the beneficial owner of more than 5% of our common stock; (ii) each of our directors; (iii) each of Ikena’s and our named executive officers; and (iv) all of our current executive officers and directors as a group.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if such person possesses sole or shared voting or investment power over that security. Under those rules, beneficial ownership includes securities that such person has the right to acquire, such as through the exercise of stock options, within 60 days of the closing date of the Merger. Shares subject to warrants and options that are currently exercisable or exercisable within 60 days of the closing date are considered outstanding and beneficially owned by the person holding such warrant and/or options for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

Unless otherwise indicated in the footnotes to this table, we believe that each of the persons named in this table have sole voting and investment power with respect to the shares indicated as beneficially owned.

The following table lists applicable percentage ownership based on 11,181,676 shares of our common stock outstanding on July 25, 2025, after giving effect to the Reverse Stock Split, the Merger and the PIPE Financing. Shares of our common stock that may be acquired by an individual or group within 60 days of July 25, 2025, pursuant to the exercise of options or warrants, are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of our common stock of any other person shown in the table.

Unless otherwise indicated, the address for the following stockholders is: c/o ImageneBio, Inc., 12526 High Bluff Drive, Suite 345, San Diego, CA 92130.

Name of Beneficial Owner	Number of Shares Beneficially Owned (#)	Percentage of Shares Beneficially Owned (%)
Greater than 5% Holders:
Engene Inc.(1)	971,173	8.69%
Entities affiliated with OrbiMed(2)	909,649	8.13%
Entities affiliated with Deep Track (3)	878,516	7.86%
Entities affiliated with BVF(4)	802,102	7.17%
Directors and Named Executive Officers:
Kristin Yarema, Ph.D.	—	—
Jotin Marango, M.D., Ph.D.(5)	11,146	*
Yufang Lu, M.D., Ph.D.(6)	38,779	*
Erin Butler(7)	4,878	*
Jonathan Jian Wang, Ph.D., MBA(8)	143,832	1.29%
David P. Bonita, M.D.	—	—
Otello Stampacchia, Ph.D.(9)	379	*
Weiguo Su, Ph.D.	—	—
Stephen Hui Wang, MBA(10)	250,721	2.24%
All directors and executive officers as a group (8 persons)(11)	444,857	3.96%

*	Represents beneficial ownership of less than 1%.

(1)

Engene Inc.’s sole shareholder is YJH Trust of which Trident Trust Company (HK) Limited serves as trustee. Dr. Wang’s spouse and daughter are the sole beneficiaries of YJH Trust. The registered address of Engene Inc. is Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands.

(2)

Represents (i) 83,611 shares of common stock issued to OrbiMed Private Investments VI, LP (“OPI VI”) upon the closing of the PIPE Financing, (ii) 825,659 shares of common stock beneficially owned prior to the Merger and (iii) 379 shares of common stock held by David P. Bonita, M.D. OrbiMed Advisors LLC (“OrbiMed Advisors”) has shared voting and dispositive power over 211,858 voting shares of common stock, comprised of: (a) 204,274 voting shares of common stock held by OPI VI, of which 29,432 shares were acquired in connection with Ikena’s acquisition of Pionyr, and over which OrbiMed Capital VI LLC (“OrbiMed GP”) has shared voting and dispositive power, and (b) 7,584 voting shares of common stock held by OrbiMed Genesis Master Fund, L.P. (“OrbiMed Genesis”), over which OrbiMed Genesis GP LLC (“OrbiMed Genesis GP”) has shared voting and dispositive power. Worldwide Healthcare Trust PLC (“WWH”) holds 83,087 voting shares of common stock, which may be deemed to be beneficially owned by OrbiMed Capital LLC (“OrbiMed Capital”). Additionally, OPI VI holds 465,178 shares of non-voting common stock, OrbiMed Genesis holds 13,107 shares of non-voting common stock, and WWH holds 52,429 shares of non-voting common stock. Furthermore, pursuant to an agreement between Dr. Bonita and OPI VI, OPI VI, has sole voting and dispositive power over any shares of common stock held by Dr. Bonita. OrbiMed GP is the general partner of OPI VI, pursuant to the terms of the limited partnership agreement of OPI VI, and OrbiMed Advisors is the managing member of OrbiMed GP, pursuant to the terms of the limited liability company agreement of OrbiMed GP. As a result, OrbiMed Advisors and OrbiMed GP share power to direct the vote and disposition of the shares held by OPI VI and may be deemed directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the shares held by OPI VI. OrbiMed Advisors exercises this investment and voting power through a management committee comprised of Carl L. Gordon, Sven H. Borho, and W. Carter Neild, each of whom disclaims beneficial ownership of the shares held by OPI VI. OrbiMed Genesis GP is the general partner of OrbiMed Genesis, pursuant to the terms of the limited partnership agreement of OrbiMed Genesis, and OrbiMed Advisors is the managing member of OrbiMed Genesis GP, pursuant to the terms of the limited liability company agreement of OrbiMed Genesis GP. As a result, OrbiMed Advisors and OrbiMed Genesis GP share power to direct the vote and disposition of the shares held by OrbiMed Genesis and may be deemed, directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the shares held by OrbiMed Genesis. OrbiMed Advisors exercises this investment and voting power through a management committee comprised of Carl L. Gordon, Sven H. Borho, and W. Carter Neild, each of whom disclaims beneficial ownership of the shares held by OrbiMed Genesis. OrbiMed Capital is the investment advisor of WWH. As a result, OrbiMed Capital has the power to direct the vote and disposition of the shares held by WWH and may be deemed directly or indirectly, including by reason of mutual affiliation, to be the beneficial owner of the shares held by WWH. OrbiMed Capital exercises this investment and voting power through a management committee comprised of Carl L. Gordon, Sven H. Borho, and W. Carter Neild, each of whom disclaims beneficial ownership of the shares held by WWH. OrbiMed Capital is a relying advisor of OrbiMed Advisors. The principal business address of each of these entities and individuals is c/o OrbiMed Advisors LLC, 601 Lexington Avenue 54th Floor, New York, NY 10022.

(3)

Represents (i) 668,890 shares of common stock issued to Deep Track Biotechnology Master Fund, Ltd. (“Deep Track Master Fund”) upon the closing of the PIPE Financing and (ii) 209,626 shares of common stock beneficially owned by Deep Track Master Fund prior to the Merger, after giving effect to the Reverse Stock Split. Deep Track, Deep Track Master Fund and David Kroin each have shared voting and shared dispositive power with respect to the 898,786 shares. David Kroin is the managing member of Deep Track Capital GP, LLC, the general partner of Deep Track, Deep Track is the Investment Manager of Deep Track Master Fund and may be considered a control person of Deep Track. The address of Deep Track is 200 Greenwich Ave, 3rd Floor, Greenwich, CT 06830. The address of Deep Track Master Fund is c/o Walkers Corporate Limited, 190 Elgin Ave, George Town, KY1-9001, Cayman Islands. The address of David Kroin is c/o Deep Track Capital, LP, 200 Greenwich Ave, 3rd Floor, Greenwich, CT 06830.

(4)	Represents (i) an aggregate of 468,223 shares of common stock issued to entities affiliated with Biotechnology Value Fund, L.P. (“BVF”) upon the closing of the PIPE Financing, of which 243,528 were issued to BVF, 186,504 were issued Biotechnology Value Fund II, L.P. (“BVF2”), 27,181 were issued to Biotechnology Value Trading Fund OS LP (“Trading Fund OS”) and 11,010 were issued to MSI BVF SPV, LLC (“MSI”), and (ii) 333,879 shares of common stock beneficially owned prior to the Merger, after giving effect to the Reverse Stock Split. BVF II GP LLC (“BVF2 GP”), as the general partner of BVF2, may be deemed to beneficially own the 139,092 shares beneficially owned by BVF2. BVF Partners OS Ltd. (“Partners OS”), as the general partner of Trading Fund OS, may be deemed to beneficially own the 17,397 shares beneficially owned by Trading Fund OS. BVF GP Holdings LLC (“BVF GPH”), as the sole member of each of BVF GP and BVF2 GP, may be deemed to beneficially own the 311,329 shares beneficially owned in the aggregate by BVF and BVF2. BVF Partners L.P. (“Partners”), as the investment manager of BVF, BVF2, Trading Fund 0S and MSI, beneficially own the 333,879 shares beneficially owned in the aggregate by BVF, BVF2 and Trading Fund OS and held in a certain Partners managed account (the “Partners Managed Account”), including 5,153 shares held in the Partners Managed Account, and any shares held by MSI upon the closing of the Ikena concurrent financing. BVF Inc., as the general partner of Partners, may be deemed to beneficially own the 333,879 shares beneficially owned by Partners. Mark N. Lampert, as a director and officer of BVF Inc., may be deemed to beneficially own the 333,879 shares beneficially owned by BVF Inc. BVF GP disclaims beneficial ownership of the shares beneficially owned by BVF. BVF2 GP disclaims beneficial ownership of the shares beneficially owned by BVF2. Partners OS disclaims beneficial ownership of the shares beneficially owned by Trading Fund OS. BVF GPH disclaims beneficial ownership of the shares beneficially owned by BVF and BVF2. Each of Partners, BVF Inc. and Mr. Lampert disclaims beneficial ownership of the shares beneficially owned by BVF, BVF2 and Trading Fund OS and held in the Partners Managed Account. The address of the principal business office of BVF, BVF GP, BVF2, BVF2 GP, BVF GPH, MSI and Partners is 44 Montgomery St., 40th Floor, San Francisco, California 94104 and the address of the principal business office of Trading Fund OS and Partners OS is PO Box 309 Ugland House, Grand Cayman, KY1-1104, Cayman Islands.
(5)	Consists of 11,146 shares of common stock.
(6)	Consists of 38,779 shares of common stock that are issuable upon the exercise of stock options within 60 days of July 25, 2025.
(7)	Consists of (i) 3,051 shares of common stock and (ii) 1,827 shares of common stock that are issuable upon the exercise of stock options within 60 days of July 25, 2025.
(8)	Consists of 143,832 shares of common stock.
(9)	Consists of 379 shares of common stock.
(10)

Represents (i) 188,042 shares of common stock held by HLC Healthcare HK Limited, a corporation incorporated in Hong Kong, (ii) 50,144 shares of common stock held by Galaxy Alpha L.P., a limited partnership incorporated in Cayman Islands, and (iii) 12,535 shares of common stock held by Magic Hat L.P., a limited partnership incorporated in Cayman Islands. The registered address of HLC Healthcare HK Limited is Suite 603, 6/F, Laws Commercial Plaza, 788 Cheung Sha Wan Road, Kowloon, Hong Kong. The registered address of Galaxy Alpha L.P. is Maricorp Services Ltd., P.O. Box 2075, #31 the Strand, 46 Canal Point Drive, Grand Cayman KY1-1105, Cayman Islands. The registered address of Magic Hat L.P. is Maricorp Services Ltd., P.O. Box 2075, #31 the Strand, 46 Canal Point Drive, Grand Cayman KY1-1105, Cayman Islands. HLC Healthcare HK Limited is controlled by HLC Partners III L.P., whose general partner is HLC GP III Company Limited (“HLC GP”). HLC GP is wholly owned by Mr. Stephen Hui Wang. HLC GP also acts as the general partner of Galaxy Alpha L.P. and Magic Hat L.P. The voting and investment power of shares held by HLC Healthcare HK Limited, Galaxy Alpha L.P. and Magic Hat L.P. is exercised by Mr. Stephen Hui Wang.

(11)	Consists of the shares listed in footnotes (5)-(6) and (8)-(10) above.

SELLING STOCKHOLDERS

The selling stockholders may sell some, all or none of their shares. We do not know how long the selling stockholders will hold the shares before selling them, and we currently have no agreements, arrangements or understandings with the selling stockholders regarding the sale or other disposition of any of the shares. The shares covered hereby may be offered from time to time by the selling stockholders. As a result, we cannot estimate the number of shares of common stock each of the selling stockholders will beneficially own after termination of sales under this prospectus. In addition, each of the selling stockholders may have sold, transferred or otherwise disposed of all or a portion of its shares of common stock since the date on which it provided information for the table below.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to our common stock. Generally, a person “beneficially owns” shares of our common stock if the person has or shares with others the right to vote those shares or to dispose of them, or if the person has the right to acquire voting or disposition rights within 60 days.

The information in the table below and the footnotes thereto regarding shares of common stock to be beneficially owned after the offering assumes the sale of all shares being offered by the selling stockholders under this prospectus. This information has been obtained from the selling stockholders. The percentage of shares owned after the offering is based on 11,181,676 shares outstanding as of July 25, 2025, after giving effect to the Reverse Stock Split, the Merger and the PIPE Financing.

Name of Selling stockholder	Common Stock Beneficially Owned Prior to Offering	Number of Shares of Common Stock Being Offered	Common Stock Beneficially Owned After the Offered Shares of Common Stock are Sold
			Number	Percent
Entities affiliated with Blue Owl(1)	558,315	217,389	340,926	3.05%
Entities affiliated with BVF(2)	802,102	468,223	333,879	2.99%
Entities affiliated with Deep Track(3)	878,516	668,890	209,626	1.87%
Foresite Capital Fund VI LP(4)	—	468,223	—	—
Omega Fund VI, L.P.(5)	455,361	267,556	187,805	1.68%
Entities affiliated with OrbiMed Advisors LLC(6)	909,649	83,611	826,038	7.39%
Entities affiliated with RTW Master Fund, Ltd.(7)	—	334,445	—	—
Total Shares		2,508,337

*	Less than 1%
(1)

Shares of our common stock beneficially owned prior to the offering represents (i) 217,389 shares of common stock purchased by Blue Owl Healthcare in the PIPE Financing and (ii) 340,926 shares of common stock held by Blue Owl. Shares of our common stock beneficially owned after the offering represents the shares described in (ii). Blue Owl Healthcare Opportunities Advisors LLC is the investment manager of Blue Owl Healthcare and has voting and investment power over the securities held by Blue Owl Healthcare. Blue Owl Healthcare Opportunities Advisors LLC exercises voting and investment power through an investment committee comprised of Kevin Raidy, Timothy Anderson, Sandip Agarwala, and Brandyn Itzkowitz, who each disclaims beneficial ownership over these securities. The address for Blue Owl Healthcare Advisers LLC is c/o 399 Park Avenue, 38th Floor, New York, NY 10022.

(2)

Shares of our common stock beneficially owned prior to the offering represents (i) an aggregate of 468,223 shares of common stock issued to entities affiliated with Biotechnology Value Fund, L.P. (“BVF”) upon the closing of the PIPE Financing, of which 243,528 were issued to BVF, 186,504 were issued Biotechnology Value Fund II, L.P. (“BVF2”), 27,181 were issued to Biotechnology Value Trading Fund OS LP (“Trading Fund OS”) and 11,010 were issued to MSI BVF SPV, LLC (“MSI”), and (ii) 333,879 shares of common stock beneficially owned by the entities described below. Shares of our common stock beneficially owned after the offering represents the shares described in (ii). BVF I GP LLC (“BVF GP”), as the general partner of BVF, may be deemed to beneficially own the 172,237 shares beneficially owned by BVF. BVF II GP LLC (“BVF2 GP”), as the general partner of BVF2, may be deemed to beneficially own the 139,092 shares beneficially owned by BVF2. Partners OS, as the general partner of Trading Fund OS, may be deemed to beneficially own the 17,397 shares beneficially owned by Trading Fund OS. BVF GPH, as the sole member of each of BVF GP and BVF2 GP, may be deemed to beneficially own the 311,329 shares beneficially owned in the aggregate by BVF and BVF2. Partners, as the investment manager of BVF, BVF2, Trading Fund 0S and MSI, beneficially own the 333,879 shares beneficially owned in the aggregate by BVF, BVF2 and Trading Fund OS and held in the Partners Managed Account, including 5,153 shares held in the Partners Managed Account, and any shares held by MSI upon the closing of the PIPE Financing. BVF Inc., as the general partner of Partners, may be deemed to beneficially own the 333,879 shares beneficially owned by Partners. Mark N. Lampert, as a director and officer of BVF Inc., may be deemed to beneficially own the 333,879 shares beneficially owned by BVF Inc. BVF GP disclaims beneficial ownership of the shares beneficially owned by BVF. BVF2 GP disclaims beneficial ownership of the shares beneficially owned by BVF2. Partners OS disclaims beneficial ownership of the shares beneficially owned by Trading Fund OS. BVF GPH disclaims beneficial ownership of the shares beneficially owned by BVF and BVF2. Each of Partners, BVF Inc. and Mr. Lampert disclaims beneficial ownership of the shares beneficially owned by BVF, BVF2 and Trading Fund OS and held in the Partners Managed Account. The address of the principal business office of BVF, BVF GP, BVF2, BVF2 GP, BVF GPH, MSI and Partners is 44 Montgomery St., 40th Floor, San Francisco, California 94104 and the address of the principal business office of Trading Fund OS and Partners OS is PO Box 309 Ugland House, Grand Cayman, KY1-1104, Cayman Islands.
(3)

Shares of our common stock beneficially owned prior to the offering represents (i) 668,890 shares of common stock issued to Deep Track Master Fund upon the closing of the PIPE Financing and (ii) 209,626 shares of common stock held by Deep Track Master Fund. Shares of our common stock beneficially owned after the offering represents the shares described in (ii). Deep Track, Deep Track Master Fund and David Kroin each have shared voting and shared dispositive power with respect to the 898,786 shares. David Kroin is the managing member of Deep Track Capital GP, LLC, the general partner of Deep Track, Deep Track is the Investment Manager of Deep Track Master Fund and may be considered a control person of Deep Track. The address of Deep Track is 200 Greenwich Ave, 3rd Floor, Greenwich, CT 06830. The address of Deep Track Master Fund is c/o Walkers Corporate Limited, 190 Elgin Ave, George Town, KY1-9001, Cayman Islands. The address of David Kroin is c/o Deep Track Capital, LP, 200 Greenwich Ave, 3rd Floor, Greenwich, CT 06830.

(4)

These shares are held of record by Foresite Capital Fund VI LP (“Foresite Capital”). The general partner of Fund VI is Foresite Capital Management VI LLC (“Management VI”). James B. Tananbaum is the sole managing member of Management VI and may therefore be deemed to have sole voting and investment power over shares held by Fund VI. Mr. Tananbaum disclaims beneficial ownership of these shares except to the extent of his pecuniary interests therein. The principal business address of Foresite Capital is 900 Larkspur Landing Circle, Suite 150, Larkspur, CA 94939.

(5)

Shares of our common stock beneficially owned prior to the offering represents (i) 267,556 shares of common stock issued to Omega Fund VI, L.P. (“Omega Fund”) upon the closing of the PIPE Financing; (ii) 187,426 shares of common stock held by Omega Fund prior to the PIPE Financing; and (iii) 379 shares of common stock held by Dr. Stampacchia, a member of our Board. Shares of our common stock beneficially owned after the offering represents the shares described in (ii) and (iii). Omega Fund VI GP Manager, Ltd. (“Omega Ltd.”) is the sole general partner of Omega Fund VI GP, L.P. (“Omega GP”), which is the sole general partner of Omega Fund; and each of Omega Ltd. and Omega GP may be deemed to own beneficially the shares held by Omega Fund. Claudio Nessi, Francesco Draetta and Dr. Stampacchia are the directors of Omega Ltd. and, as a result, may be deemed to share voting and investment power over the shares held directly by Omega Fund. Omega Fund has sole voting and dispositive power over the shares held by Dr. Stampacchia. Each of Dr. Nessi, Mr. Draetta, Dr. Stampacchia, Omega Ltd. and Omega GP disclaim beneficial ownership of the shares held by Omega Fund and Dr. Stampacchia except to the extent of their pecuniary interest therein. The principal business address of Omega Fund is 888 Boylston Street, Suite 1111, Boston, MA 02199.

(6)

Shares of our common stock beneficially owned prior to the offering represents (i) 83,611 shares of common stock issued to OrbiMed Private Investments VI, LP (“OPI VI”), upon the closing of the PIPE Financing, (ii) 825,659 shares of common stock beneficially owned prior to the PIPE Financing by the entities described below and (iii) 379 shares of common stock held by Dr. Bonita, a member of our Board. Shares of our common stock beneficially owned after the offering represents the shares described in (ii) and (iii). OrbiMed Advisors LLC (“OrbiMed Advisors”) has shared voting and dispositive power over 211,858 voting shares of common stock, comprised of: (a) 204,274 voting shares of common stock held by OPI VI, of which 29,432 shares were acquired in connection with Ikena’s acquisition of Pionyr, and over which OrbiMed Capital VI LLC (“OrbiMed GP”) has shared voting and dispositive power, and (b) 7,584 voting shares of common stock held by OrbiMed Genesis Master Fund, L.P. (“OrbiMed Genesis”), over which OrbiMed Genesis GP LLC (“OrbiMed Genesis GP”) has shared voting and dispositive power. Worldwide Healthcare Trust PLC (“WWH”) holds 83,087 voting shares of common stock, which may be deemed to be beneficially owned by OrbiMed Capital LLC (“OrbiMed Capital”). Additionally, OPI VI holds 465,178 shares of non-voting common stock, OrbiMed Genesis holds 13,107 shares of non-voting common stock, and WWH holds 52,429 shares of non-voting common stock. Furthermore, pursuant to an agreement between Dr. Bonita and OPI VI, OPI VI, has sole voting and dispositive power over any shares of common stock held by Dr. Bonita. OrbiMed GP is the general partner of OPI VI, pursuant to the terms of the limited partnership agreement of OPI VI, and OrbiMed Advisors is the managing member of OrbiMed GP, pursuant to the terms of the limited liability company agreement of OrbiMed GP. As a result, OrbiMed Advisors and OrbiMed GP share power to direct the vote and disposition of the shares held by OPI VI and may be deemed directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the shares held by OPI VI. OrbiMed Advisors exercises this investment and voting power through a management committee comprised of Carl L. Gordon, Sven H. Borho, and W. Carter Neild, each of whom disclaims beneficial ownership of the shares held by OPI VI. OrbiMed Genesis GP is the general partner of OrbiMed Genesis, pursuant to the terms of the limited partnership agreement of OrbiMed Genesis, and OrbiMed Advisors is the managing member of OrbiMed Genesis GP, pursuant to the terms of the limited liability company agreement of OrbiMed Genesis GP. As a result, OrbiMed Advisors and OrbiMed Genesis GP share power to direct the vote and disposition of the shares held by OrbiMed Genesis and may be deemed, directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the shares held by OrbiMed Genesis. OrbiMed Advisors exercises this investment and voting power through a management committee comprised of Carl L. Gordon, Sven H. Borho, and W. Carter Neild, each of whom disclaims beneficial ownership of the shares held by OrbiMed Genesis. OrbiMed Capital is the investment advisor of WWH. As a result, OrbiMed Capital has the power to direct the vote and disposition of the shares held by WWH and may be deemed directly or indirectly, including by reason of mutual affiliation, to be the beneficial owner of the shares held by WWH. OrbiMed Capital exercises this investment and voting power through a management committee comprised of Carl L. Gordon, Sven H. Borho, and W. Carter Neild, each of whom disclaims beneficial ownership of the shares held by WWH. OrbiMed Capital is a relying advisor of OrbiMed Advisors. The principal business address of each of these entities and individuals is c/o OrbiMed Advisors LLC, 601 Lexington Avenue 54th Floor, New York, NY 10022.

(7)

Represents (i) 11,169 shares of common stock held by RTW Biotech Opportunities Operating Ltd.; (ii) 142,815 shares of common stock held by RTW Innovation Master Fund, Ltd.; and (iii) 180,461 shares of common stock held by RTW Master Fund, Ltd. RTW Investments, LP (“RTW”), in its capacity as the investment manager of RTW Biotech Opportunities Operating Ltd., RTW Innovation Master Fund, Ltd., and RTW Master Fund, Ltd. (each an “RTW Fund” and together, the “RTW Funds”), has the power to vote and the power to direct the disposition of the shares held by the RTW Funds. Accordingly, RTW may be deemed to be the beneficial owner of such securities. Roderick Wong, M.D., as the Managing Partner of RTW, has the power to direct the vote and disposition of the securities held by RTW. Dr. Wong disclaims beneficial ownership of the shares held by the RTW Funds, except to the extent of his pecuniary interest therein. The address and principal office of RTW Investments, LP is 40 10th Avenue, Floor 7, New York, NY 10014, and the address of Dr. Wong and each of the RTW Funds is c/o RTW Investments, LP, 40 10th Avenue, Floor 7, New York, NY 10014.

Please see the sections titled “Certain Relationships, Related Party and Other Transactions” appearing elsewhere in this prospectus for information regarding material relationships with our selling stockholders within the past two years, which are incorporated herein by reference.

In addition to the disclosures set forth under “Certain Relationships, Related Party and Other Transactions—PIPE Financing,” each of the below selling stockholders participated in the PIPE Financing and are parties to the Registration Rights Agreement.

•	Foresite Capital purchased an aggregate of 468,223 shares of our common stock in the PIPE Financing for an aggregate purchase price of $14,000,000.

•

Entities affiliated with RTW Funds as described in footnote (7) to the selling stockholder table above, purchased an aggregate of 334,445 shares of our common stock for an aggregate purchase price of $10,000,000.

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock and provisions of our amended and restated certificate of incorporation and amended and restated bylaws are summaries and are qualified by reference to such charter and bylaws and applicable provisions of the DGCL. Copies of our amended and restated certificate of incorporation and amended and restated bylaws are filed as exhibits to the registration statement of which this prospectus is a part.

General

Our authorized capital stock consists of 150,000,000 shares of our common stock, par value $0.001 per share, including 8,000,000 shares of non-voting common stock, par value $0.001 per share (the “non-voting common stock”), and 10,000,000 shares of undesignated preferred stock, par value $0.001 per share (the “preferred stock”).

Common Stock and Non-Voting Common Stock

The holders of our common stock and our non-voting common stock have identical rights subject to two exceptions. First, except as otherwise expressly provided in our amended and restated certificate of incorporation or as required by applicable law, on any matter that is submitted to a vote by our stockholders, holders of our common stock are entitled to one vote per share of common stock, and holders of our non-voting common stock are not entitled to any votes per share of non-voting common stock, including for the election of directors. Second, holders of our common stock have no conversion rights, while holders of our non-voting common stock shall have the right to convert each share of our non-voting common stock into one share of common stock at such holder’s election, provided that as a result of such conversion, such holder, together with its affiliates and any members of a Schedule 13(d) group with such holder, would not beneficially own in excess of 9.99% of our common stock immediately prior to and following such conversion, unless otherwise expressly provided for in our amended and restated certificate of incorporation. However, this ownership limitation may be increased or decreased to any other percentage designated by such holder of our non-voting common stock upon 61 days’ notice to us.

Holders of our common stock and our non-voting common stock are entitled to receive ratably any dividends declared by our Board out of funds legally available for that purpose, subject to any preferential dividend rights of any outstanding preferred stock. Common stock and non-voting common stock have no preemptive rights or other subscription rights or redemption or sinking fund provisions.

In the event of our liquidation, dissolution or winding up, holders of our common stock and our non-voting common stock will be entitled to share ratably in all assets remaining after payment of all debts and other liabilities and any liquidation preference of any outstanding preferred stock.

Preferred Stock

Our Board has the authority, from time to time, without further action by our stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting, or the designation of, such series, any or all of which may be greater than the rights of common stock. The issuance of our preferred stock could adversely affect the voting power of holders of our common stock and the likelihood that such holders will receive dividend payments and payments upon our liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control of the company or other corporate action.

Anti-Takeover Effects of Our Amended and Restated Certificate of Incorporation, Our Amended and Restated Bylaws and Delaware Law

Our amended and restated certificate of incorporation and our amended and restated bylaws include a number of provisions that may have the effect of delaying, deferring or preventing another party from acquiring control of us and encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our Board rather than pursue non-negotiated takeover attempts.

Section 203 of the DGCL

We are subject to the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

•	before the stockholder became interested, the board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances, but not the outstanding voting stock owned by the interested stockholder; or

•

at or after the time the stockholder became interested, the business combination was approved by the board of directors and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a business combination to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, lease, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

•	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•

subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; and

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

PLAN OF DISTRIBUTION

Each selling stockholder and any of their pledgees, assignees, donees, transferees or other successors-in-interest may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock covered hereby on the principal trading market or any other stock exchange, market or trading facility on which our common stock is traded or in private transactions. These sales may be at fixed or negotiated prices. A selling stockholder may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales;

•	in transactions through broker-dealers that agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	a combination of any such methods of sale; or

•	any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares of common stock under Rule 144 or any other exemption from registration under the Securities Act of 1933, as amended (the “Securities Act”), if available, rather than under this prospectus. Broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with FINRA Rule 2121; and in the case of a principal transaction a markup or markdown in compliance with FINRA Rule 2121.

In connection with the sale of the shares of common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the shares in the course of hedging the positions they assume. The selling stockholders may also sell shares of common stock short and deliver these shares to close out their short positions, or loan or pledge the shares to broker-dealers that in turn may sell these shares. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or create one or more derivative securities that require the delivery to such broker-dealer or other financial institution of securities offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees, donees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling stockholders and any broker-dealers or agents that are involved in selling the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities

Act. Each selling stockholder has informed us that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the shares.

We are required to pay certain fees and expenses incurred by us incident to the registration of the shares. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

We agreed to keep this prospectus effective until the earlier of the date that the shares (i) have been sold, pursuant to this prospectus or pursuant to Rule 144, or (ii) the date on which the shares may be resold by the selling stockholders without registration and without regard to any volume or manner-of-sale limitations by reason of Rule 144, and without the requirement for us to be in compliance with the current public information under Rule 144 under the Securities Act or any other rule of similar effect. The shares of common stock will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the shares of common stock covered hereby may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the shares of common stock may not simultaneously engage in market making activities with respect to the common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the selling stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of our common stock by the selling stockholders or any other person. We will make copies of this prospectus available to the selling stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

LEGAL MATTERS

The validity of the securities offered hereby has been passed upon for us by Cooley LLP.

EXPERTS

The consolidated financial statements of Inmagene Biopharmaceuticals as of December 31, 2024 and 2023 and for the years then ended included in this prospectus have been so included in reliance on the report (which contains an explanatory paragraph relating to Inmagene Biopharmaceutical’s ability to continue as a going concern as described in Note 1 to the financial statements) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements of Ikena Oncology, Inc. as of December 31, 2024 and 2023, and for each of the years then ended, incorporated by reference in this prospectus, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We are subject to the informational requirements of the Exchange Act and in accordance therewith, file annual, quarterly and current reports, proxy statements and other information with the SEC electronically, and the SEC maintains a website that contains our filings as well as reports, proxy and information statements, and other information we file electronically with the SEC at www.sec.gov.

We also makes available free of charge on or through our website at imagenebio.com/investors, its Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after the Company electronically files such material with or otherwise furnishes it to the SEC. The website addresses for the SEC and us are inactive textual references and except as specifically incorporated by reference into this prospectus, information on, or accessible through, those websites are not part of this prospectus.

If you would like to request documents from the Company, please send a request in writing or by telephone to the following address:

ImageneBio, Inc.

12526 High Bluff Drive

Suite 345

San Diego, CA 92130

(858) 345-6265

Attn: Investor Relations

INDEX TO FINANCIAL STATEMENTS OF
INMAGENE BIOPHARMACEUTICALS

Page(s)
Consolidated Financial Statements as of and for the Years ended December 31, 2024 and 2023:
Report of Independent Registered Public Accounting Firm (PCAOB ID: 238)	F-2
Consolidated Balance Sheets	F-3
Consolidated Statements of Operations and Comprehensive Loss	F-4
Consolidated Statements of Redeemable Convertible Preferred Shares and Shareholders’ Deficit	F-5
Consolidated Statements of Cash Flows	F-6
Notes to Consolidated Financial Statements	F-7
Unaudited Condensed Consolidated Financial Statements
Condensed Consolidated Balance Sheets as of June 30, 2025 and December 31, 2024	F-37
Condensed Consolidated Statements of Operations and Comprehensive Loss for the Three and Six Months Ended June 30, 2025 and 2024	F-38
Condensed Consolidated Statements of Redeemable Convertible Preferred Shares and Shareholders’ Deficit for the Three and Six Months Ended June 30, 2025 and 2024	F-39
Condensed Consolidated Statements of Cash Flows for the Six Months Ended June 30, 2025 and 2024	F-41
Notes to Condensed Consolidated Financial Statements	F-42
IKENA ONCOLOGY, INC.

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Inmagene Biopharmaceuticals
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Inmagene Biopharmaceuticals and its subsidiaries (the “Company”) as of December 31, 2024 and 2023, and the related consolidated statements of operations and comprehensive loss, of redeemable convertible preferred shares and shareholders’ deficit and of cash flows for the years then ended, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Substantial Doubt About the Company’s Ability to Continue as a Going Concern
The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has incurred recurring losses and negative cash flows from operations since inception that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.
Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/
PricewaterhouseCoopers
LLP
San Diego, California
March 18, 2025, except for the effects of the change in computation of net loss per share discussed in Note 2 to the consolidated financial statements, as to which the date is September 8, 2025
We have served as the Company’s auditor since 2024.

INMAGENE BIOPHARMACEUTICALS
CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share amounts)

	As of December 31,
	2024	2023
Assets
Current assets:
Cash and cash equivalents	$12,118	$15,321
Short-term investments	—	10,151
Prepaid expenses and other current assets	350	427

Total current assets	12,468	25,899
Non-current assets:
Property and equipment, net	8	3,334
Operating lease right-of-use assets, net	547	947
Other non-current assets	2,899	1,065

Total assets	$15,922	$31,245

Liabilities, Redeemable Convertible Preferred Shares and Shareholders’ Deficit
Current liabilities:
Accounts payable	$5,290	$5,875
Accrued expenses and other current liabilities	3,460	3,130
Deferred revenue, current	650	71
Lease liabilities, current	309	418
Term loan	7,500	—

Total current liabilities	17,209	9,494
Non-current liabilities:
Lease liabilities, non-current	239	565
Deferred revenue, non-current	—	71

Total liabilities	17,448	10,130

Commitments and contingencies (Note 11)
Redeemable convertible preferred shares:
Series Seed redeemable convertible preferred shares — $ 0.00005 par value; 71,428,571 shares authorized, issued and outstanding as of December 31, 2024 and 2023; liquidation preference of $ 1,000 as of December 31, 2024 and 2023	919	785
Series B redeemable convertible preferred shares — $ 0.00005 par value, 239,156,361 shares authorized, issued and outstanding as of December 31, 2024 and 2023; liquidation preference of $ 29,943 and $ 27,842 as of December 31, 2024 and 2023, respectively	28,966	26,825
Series C-1 redeemable convertible preferred shares — $ 0.00005 par value; 290,202,451 shares authorized, and 270,636,854 issued and outstanding as of December 31, 2024 and 2023; liquidation preference of $ 83,507 and $ 77,429 as of December 31, 2024 and 2023, respectively	81,714	75,859
Series C-2 redeemable convertible preferred shares — $ 0.00005 par value; 351,591,430 shares authorized, and 127,875,914 issued and outstanding as of December 31, 2024 and 2023; liquidation preference of $ 49,125 and $ 45,478 as of December 31, 2024 and 2023, respectively	47,440	43,754

Total redeemable convertible preferred shares	159,039	147,223

Shareholders’ deficit:
Series A convertible preferred shares — $ 0.00005 par value; 326,079,495 shares authorized, issued and outstanding as of December 31, 2024 and 2023	18,967	18,967
Ordinary shares — $ 0.00005 par value, 18,721,541,692 shares authorized as of December 31, 2024 and 2023; 462,105,898 and 321,469,306 shares issued and outstanding as of December 31, 2024 and 2023, respectively	17	10
Additional paid-in capital	2,142	—
Accumulated deficit	(179,900)	(143,332)
Accumulated other comprehensive loss	(1,791)	(1,753)

Total shareholders’ deficit	(160,565)	(126,108)

Total liabilities, redeemable convertible preferred shares and shareholders’ deficit	$15,922	$31,245

The
accompanying notes are an integral part of these consolidated financial statements

INMAGENE BIOPHARMACEUTICALS
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(In thousands, except share and per share amounts)

	Year Ended December 31,
	2024	2023
License revenue	$3,500	$7,962
Operating expenses:
Research and development	32,109	21,926
General and administrative	8,391	7,961

Total operating expenses	40,500	29,887

Loss from operations	(37,000)	(21,925)
Other income (expense):
Interest income	374	1,194
Other income (expense), net	71	(137)

Total other income, net	445	1,057

Loss before income taxes	(36,555)	(20,868)
Provision for income taxes	(13)	(280)

Net loss	(36,568)	(21,148)
Less: Accretion of redeemable convertible preferred shares	11,816	10,890

Net loss attributable to ordinary shareholders	$(48,384)	$(32,038)

Loss per ordinary share — basic and diluted*:
Ordinary shares	$(22.10)	$16.23

Series A convertible preferred shares	$(22.10)	$16.23

Weighted average shares used to compute basic and diluted loss per share*:
Ordinary shares	1,194,172	979,098

Series A convertible preferred shares	994,869	994,869

Comprehensive loss:
Net loss	$(36,568)	$(21,148)
Other comprehensive loss:
Foreign currency translation adjustment	(38)	(136)

Total comprehensive loss	$(36,606)	$(21,284)

*
The loss per share and weighted average shares used to compute basic and diluted loss per share for both 2023 and 2024 have been adjusted to reflect the recapitalization of the Company resulting from the Merger with Ikena Oncology, Inc. See Note 2 for further details.

The accompanying notes are an integral part of these consolidated financial statements

INMAGENE BIOPHARMACEUTICALS
CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS’ DEFICIT
(In thousands, except share data)

	Redeemable Convertible Preferred Shares
	Series Seed Preferred Shares		Series B Preferred Shares		Series C-1 Preferred Shares		Series C-2 Preferred Shares		Total Redeemable Convertible Preferred Shares	Series A Preferred Shares		Ordinary shares		Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Shareholders’ Deficit
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount		Shares	Amount	Shares	Amount
Balance at January 1, 2023	71,428,571	$671	239,156,361	$24,847	270,636,854	$70,452	127,875,914	$40,363	$136,333	326,079,495	$18,967	318,469,306	$10	$—	$(111,444)	$(1,617)	$(94,084)
Issuance of ordinary shares upon exercise of share options	—	—	—	—	—	—	—	—		—	—	3,000,000	—	150	—	—	150
Accretion of Redeemable Convertible Preferred Shares to redemption value	—	114	—	1,978	—	5,407	—	3,391	10,890	—	—	—	—	(150)	(10,740)	—	(10,890)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—		—	—	—	—	—	—	(136)	(136)
Net loss	—	—	—	—	—	—	—	—		—	—	—	—	—	(21,148)	—	(21,148)

Balance at December 31, 2023	71,428,571	785	239,156,361	26,825	270,636,854	75,859	127,875,914	43,754	147,223	326,079,495	18,967	321,469,306	10	—	(143,332)	(1,753)	(126,108)

Issuance of ordinary shares pursuant to Hutchmed Agreement	—	—	—	—	—	—	—	—		—	—	140,636,592	7	13,958	—	—	13,965
Accretion of Redeemable Convertible Preferred Shares to redemption value	—	134	—	2,141	—	5,855	—	3,686	11,816	—	—	—	—	(11,816)	—	—	(11,816)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—		—	—	—	—	—	—	(38)	(38)
Net loss	—	—	—	—	—	—	—	—		—	—	—	—	—	(36,568)	—	(36,568)

Balance at December 31, 2024	71,428,571	$919	239,156,361	$28,966	270,636,854	$81,714	127,875,914	$47,440	$159,039	326,079,495	$18,967	462,105,898	$17	$2,142	$(179,900)	$(1,791)	$(160,565)

The accompanying notes are an integral part of these consolidated financial statements

INMAGENE BIOPHARMACEUTICALS
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended December 31,
	2024	2023
Cash flows from operating activities:
Net loss	$(36,568)	$(21,148)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,137	2,406
Amortization of right-of-use assets	389	689
Loss on sale of property and equipment	1,274	1
Unrealized gain on short-term investments	—	(137)
Non-cash licensing consideration related to the Celexor Agreement	—	(942)
Non-cash research and development expense for issuance of ordinary shares related to the Hutchmed Agreement	13,965	—
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(77)	100
Other non-current assets	54	—
Accounts payable	(523)	3,886
Accrued expenses and other current liabilities	(1,055)	(2,300)
Deferred revenue	510	(139)
Operating lease liabilities	(425)	(649)

Net cash used in operating activities	(21,319)	(18,233)

Cash flows from investing activities:
Purchases of property and equipment	—	(305)
Proceeds on disposal of property and equipment	972	2
Purchases of short-term investments	—	(20,151)
Maturities and sales of short-term investments	10,151	10,000

Net cash provided by (used in) investing activities	11,123	(10,454)

Cash flows from financing activities:
Proceeds from exercise of share options	—	150
Proceeds from term loan	7,500	—
Payment of deferred offering costs	(594)	—

Net cash provided by financing activities	6,906	150

Effects of exchange rates on cash and cash equivalents	87	(148)
Net decrease in cash and cash equivalents	(3,203)	(28,685)
Cash and cash equivalents, beginning of year	15,321	44,006

Cash and cash equivalents, end of year	$12,118	$15,321

Supplemental disclosure of cash flow information:
Cash paid for income taxes, net	$221	$118

Supplemental disclosure of non-cash investing and financing information:
Accretion of redeemable convertible preferred shares	$11,816	$10,890

Remeasurement of lease liability and right-of-use asset upon modification	$—	$629

Deferred offering costs in accrued expenses and other current liabilities	$1,294	$—

The accompanying notes are an integral part of these consolidated financial statements

INMAGENE BIOPHARMACEUTICALS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1. Organization
Description of Business
Inmagene Biopharmaceuticals (collectively, with its consolidated subsidiaries, the “Company”) is a clinical stage biopharmaceutical company focused on developing innovative and differentiated therapies for immunological and inflammatory diseases. The Company’s lead asset
IMG-007,
a
non-depleting
anti-OX40 monoclonal antibody, is in two global Phase 2a clinical trials in atopic dermatitis and alopecia areata. The Company was incorporated in the Cayman Islands in 2019 and is headquartered in San Diego, California.
Liquidity and Going Concern
The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.
The Company has incurred recurring losses and negative cash flows from operations since its inception. For the year ended December 31, 2024, the Company incurred a net loss of $36.6 million and used $21.3 million of cash in operating activities. As of December 31, 2024, the Company had an accumulated deficit of $179.9 million and cash and cash equivalents of $12.1 million.
Since inception, the Company has devoted substantially all of its resources to advancing the development of its portfolio of programs, organizing and staffing the Company, business planning, raising capital, and providing general and administrative support for these operations. Current and future programs will require significant research and development efforts, including preclinical and clinical trials, and regulatory approvals for commercialization. These efforts require significant amounts of additional capital, adequate personnel, and infrastructure. Even if the Company’s development efforts are successful, it is uncertain when, if ever, the Company will realize significant revenue from product sales. If the Company obtains regulatory approval for its product candidate or any future product candidates and starts to generate revenue, it expects to incur significant expenses related to developing its internal commercialization capability to support product sales, marketing, and distribution.
As a result, the Company will need substantial additional funding to support its operating activities as it advances its potential product candidate or any future product candidates through development, seeks regulatory approval and prepares for and, if its product candidate or any future product candidates are approved, proceeds to commercialization. Until such time as the Company can generate significant revenue from product sales, if ever, the Company expects to finance its operating activities through a combination of equity offerings, government or private party grants, debt financings and license and collaboration agreements. Adequate funding may not be available to the Company on acceptable terms, or at all. Management expects that existing cash and cash equivalents are not sufficient to fund its current operating plan for at least the next 12 months from the date these consolidated financial statements are available to be issued.
If the Company is unable to obtain additional funding, the Company will assess its capital resources and may be required to delay, reduce the scope of, or eliminate some or all of its planned operations, which may have a material adverse effect on the Company’s business, financial condition, results of operations, and ability to operate as a going concern. The financial statements do not include any adjustments that may result if the Company is not able to continue as a going concern.
On December 23, 2024, Ikena Oncology, Inc. (“Ikena”), and the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, among other matters, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Cayman Merger Sub I, a wholly owned subsidiary of Ikena will merge with and into the Company, with the Company continuing as a wholly owned subsidiary of Ikena and the surviving corporation of the merger (the “First Merger”). Immediately following the effective time of the First Merger (the “first effective time”) and as part of the same overall transaction, the Company will merge with Cayman Merger Sub II, a wholly-owned subsidiary of Ikena (“Merger Sub II”) and into Merger Sub II (the “Second Merger” and, together with the First Merger, the “Merger”), with Merger Sub II being the surviving entity of the Second Merger. In connection with the Merger, Merger Sub II will change its corporate name to “Imagene Biopharmaceuticals” and Ikena will change its name to “ImageneBio, Inc.” Ikena, following the Merger, is referred to herein as the “Combined Company.” The Combined Company will be led by the Company’s management team and will remain focused on developing
IMG-007,
a
non-depleting
anti-OX40 monoclonal antibody, for the treatment of atopic dermatitis.
Concurrent with the execution of the Merger Agreement, Ikena entered into subscription agreements with certain investors to which Ikena agreed to issue and sell to such investors shares of Ikena’s common stock for gross proceeds of $75.0 million (the “Subscription Agreements”), which will immediately follow the closing of the Second Merger. Ikena will immediately contribute the proceeds from the Ikena concurrent financing to Merger Sub II (which Inmagene will be merged into) as a capital contribution to fund the development of
IMG-007
and for working capital and general corporate purposes.
Concurrent with the execution of the Merger Agreement, the Company and Ikena entered into a Loan and Security Agreement (the “Loan Agreement”), pursuant to which Ikena has agreed to loan the Company up to $22.5 million in term loans of at least $7.5 million (collectively, the “Term Loan Advances”), with the first Term Loan Advance occurring within three days of the execution of the Loan Agreement. The Term Loan Advances shall bear interest, on the outstanding daily balance thereof, at a rate of 6.0% per annum, and may be prepaid at any time without premium or penalty. The Term Loan Advances shall be secured by all assets held or owned by Inmagene Biopharmaceuticals in respect of anti-OX40 monoclonal antibody asset,
IMG-007.
If the Merger Agreement is terminated, the Term Loan Advances shall mature and the Loan Agreement shall terminate on the date that is six months following the termination of the Merger Agreement. Upon consummation of the Merger, all obligations (as defined in the Loan Agreement) shall be automatically forgiven and the Loan Agreement shall terminate. Any Term Loan Advances, including any interest accrued therewith, shall be added to Ikena’s net cash for purposes of the Merger Agreement, including the calculation of the Exchange Ratio and the closing conditions.
Immediately prior to the first effective time, Ikena, Inmagene and the designated rights agent are expected to enter into a Contingent Value Rights Agreement (the “Inmagene CVR Agreement”), pursuant to which Inmagene shareholders of record as of the close of business on the last business day prior to the day on which the first effective time occurs will receive one contingent value right (each, an “Inmagene CVR”) for each outstanding Inmagene share held by such shareholder on such date. Pursuant to the Inmagene CVR Agreement, each Inmagene CVR holder will be entitled to certain rights to receive (i) 100% of the net proceeds, if any, received by Ikena as a result of contingent payments (“Inmagene CVR Payments”) made to Ikena under any disposition agreement related to the programs and projects controlled by Inmagene any time prior to the closing date of the Merger (other than its anti-OX40 monoclonal antibody asset,
IMG-007)
(the “Inmagene CVR Asset”) which is entered into prior to the closing of the Merger and (ii) 90% of the net proceeds, if any, received by Ikena as a result of Inmagene CVR Payments received under any disposition agreements related to the Inmagene CVR Assets entered into after the closing date of the Merger and prior to the first anniversary of the closing of the Merger. Such proceeds are subject to certain permitted deductions, including for applicable tax payments, certain expenses incurred by Ikena or its affiliates, and losses incurred or reasonably expected to be incurred by Ikena or its affiliates due to a third-party proceeding in connection with a disposition.
These agreements (other than the Loan Agreement) are subject to the satisfaction of certain conditions, and there are no assurances that such conditions will be achieved nor that such financing or other strategic transactions will be available on acceptable terms, or at all. Based on management’s expectation of continuing operating losses for the foreseeable future, as of March 18, 2025, the date the Company’s financial statements are available to be issued, the Company has concluded there is substantial doubt about its ability to continue as a going concern
.
2. Summary of Significant Accounting Policies
Basis of Presentation
The accompanying consolidated financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America (“U.S. GAAP”). Any reference in these notes to applicable guidance is meant to refer to the authoritative U.S. GAAP as found in the Accounting Standards Codification (“ASC”) and as amended by Accounting Standards Updates (“ASU”) of the Financial Accounting Standards Board (“FASB”).
The consolidated financial statements include the accounts of Inmagene Biopharmaceuticals and its wholly owned subsidiaries, which include Inmagene Biopharmaceuticals (Hangzhou) Co., Ltd., Inmagene Biopharmaceuticals Limited, Inmagene Biopharmaceuticals Technology (Shanghai) Co., Ltd., Inmagene LLC, Inmagene PTE LTD, Inmagene PTY LTD, Inmagene Inc., InmageneBio Inc., Inmagene Biopharmaceuticals Technology (Beijing) Co., Ltd., Inmagene Biopharmaceuticals (Wuhan) Co., Ltd., OrigeneBio Inc., and Origene Biopharmaceuticals. All intercompany balances and transactions have been eliminated upon consolidation.
Use of Estimates
The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Significant estimates and assumptions reflected in these consolidated financial statements include, but are not limited to, accrued research and development expenses, share-based compensation, the fair value of ordinary and redeemable convertible preferred shares, and the amount and timing of revenue recognition. The Company bases its estimates on historical experience, known trends and other factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates as there are changes in facts, circumstances, and experience. Changes in estimates are recorded in the period in which they become known. Actual results may differ from those estimates or assumptions.
Foreign Currency
Generally, the functional currency of the Company’s international subsidiaries is the local currency. The Company translates the financial statements of these subsidiaries to U.S. dollars using month-end
rates of exchange for assets and liabilities, and average rates of exchange for revenue and expenses. Translation gains and losses are recorded in accumulated other comprehensive loss as a component of shareholders’ deficit.
Gains and losses resulting from foreign currency transactions, which are denominated in currencies other than the functional currency, are included in other income (expense), net, in the consolidated statements of operations and comprehensive loss. Foreign exchange gains and losses were
insignificant for the years ended December 31, 2024 and 2023.
Cash and Cash Equivalents
The Company considers all time deposits, money market accounts and highly liquid investments with original maturity of three months or less from the date of purchase to be cash and cash equivalents. Cash and cash equivalents are recorded at cost, which approximates fair value.
Short-term Investments
Short-term investments consist of investments with original maturities greater than 90 days from the date of purchase. The Company classifies investments with maturities greater than 90 days and less than one year as short-term, based on the liquid nature of the securities and because such short-term investments represent the investment of cash that is available
for current operations.
Off-Balance
Sheet Risks and Concentrations of Credit Risk
The Company has no significant
off-balance
sheet risk such as foreign exchange contracts, option contracts, or other foreign hedging arrangements. Financial instruments that potentially subject the Company to significant concentrations of credit risk consist of cash and cash equivalents. The Company maintains deposits in federally insured financial institutions, which, at times, may exceed federally insured limits. The Company is exposed to credit risk in the event of a default by the financial institutions holding its cash to the extent recorded on the consolidated balance sheets.
Property and Equipment, Net
The Company records its property and equipment at cost, net of accumulated depreciation and amortization. Depreciation and amortization expense is recognized using the straight-line method over the estimated useful life of each asset, as follows:

Estimated useful life
Lab equipment	5 years
Furniture and fixtures	5 years
Computer equipment	3 years
Leasehold improvements	Shorter of the estimated useful life or the life of the lease
Upon the sale or disposal of property and equipment, the cost and related accumulated depreciation are removed from the consolidated balance sheets, and any resulting gain or loss is reflected within operating expenses, in the consolidated statements of operations and comprehensive loss. The Company recognized $1.3 million in losses related to the sale of property and equipment during the year ended December 31, 2024. There was an insignificant gain related to the sale of property and equipment recognized during the year ended December 31, 2023. Routine expenditures for repairs and maintenance are expensed as incurred.
Impairment of Long-Lived Assets
The carrying value of long-lived assets, including property and equipment and operating lease right-of-use
assets, are reviewed for impairment whenever events or changes in circumstances indicate that the asset may not be recoverable. The carrying amount of a long-lived asset is not recoverable when the total of estimated future undiscounted cash flows, expected to result from the use of the asset and its eventual disposition, are less than the asset’s carrying amount. Impairment, if any, would be assessed using discounted cash flows or other appropriate measures of fair value. The Company has not recognized any impairment losses for the years ended December 31, 2024 and 2023.
Leases
At contract inception, the Company determines if an arrangement is or contains a lease in accordance with ASC 842,
Leases (“
ASC 842”
)
. A lease conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Once determined to be a lease, the Company determines whether the lease is an operating or finance lease at lease commencement. For each lease, the Company records a right-of-use
(“ROU”) asset and lease liability, which are recognized at commencement date based on the present value of lease payments over the lease term. As most of the Company’s leases do not provide an implicit rate, an incremental borrowing rate (“IBR”) based on the information available at commencement date is used in determining the present value of lease payments. The Company’s lease terms may include options to extend or terminate the lease when it’s reasonably certain that the option will be exercised. Lease expense for operating lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, as an accounting policy, to account for each lease component and non-lease
components as a single lease component. This will result in the initial and subsequent measurement of the balances of the ROU asset and lease liability being greater than if the policy election was not applied.
Variable lease payments associated with the Company’s leases are recognized when the event, activity, or circumstance in the lease agreement on which those payments are assessed occurs. Variable lease payments are presented in the Company’s consolidated statements of operations and comprehensive loss in the same line item as the expense arising from fixed lease payments for operating leases.
The Company has elected, as an accounting policy, to recognize lease payments on a straight-line basis over the lease term and expense variable lease payments as incurred for leases with an initial term of twelve months or less. Leases with an initial term of 12 months or less are not recorded on the balance sheet. The Company evaluates classification of operating or finance lease at inception based on certain tests. The tests include whether; (1) the lease transfers ownership of the underlying asset to the lessee by the end of the term; (2) the lease grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise; (3) the lease term is for a major part of the remaining economic life of the underlying asset; (4) the present value of the sum of the lease payments and any residual value guaranteed by the lessee, that is not already included in the lease payments equals or exceeds substantially all of the fair value of the underlying asset; or (5) the underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term. In order to be classified as a finance lease, any one of the above criteria must be met. If no criteria are met, the lease shall be classified as an operating lease.
Deferred Offering Costs
The Company capitalizes certain legal, professional, accounting, and other third-party fees that are directly associated with in-process
equity financings as deferred offering costs until such financings are consummated. After the consummation of an equity financing, these costs are recorded as a reduction of the proceeds from the offering, either as a reduction of the carrying value of the preferred stock or in stockholders’ deficit as a reduction of additional paid-in
capital generated as a result of the offering. Should the
in-process
equity financing be abandoned, the deferred offering costs would be expensed immediately as a charge to operating expenses in the consolidated statement of operations and comprehensive loss. Deferred offering costs of $1.9 million were recorded in other non-current
assets in the consolidated balance sheet as of December 31, 2024. There were no deferred offering costs as of December 31, 2023.
Equity Securities
The Company holds equity securities of Celexor, as defined in Note 11. The equity securities, recorded within other non-current
assets on the consolidated balance sheets, do not have a readily determinable fair value and therefore the fair value measurement alternative has been elected to measure the securities at cost less impairment, if any. The Company determined that it does not have significant influence over Celexor. During the years ended December 31, 2024 and 2023, the Company did not recognize any impairment losses on equity securities.
Fair Value Measurements
Certain assets and liabilities are carried at fair value under U.S. GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs.

Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

•	Level 1: Quoted prices in active markets for identical assets or liabilities.

•
Level 2: Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•
Level 3: Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies, and similar techniques.

The Company records cash and cash equivalents, other current assets, accounts payable, accrued expenses and other current liabilities, and short-term portion of lease liabilities at historical amounts. The Company believes that the carrying values of these instruments approximate their fair values due to their short-term maturities and market interest rates, if applicable. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments.
Redeemable Convertible Preferred Shares
The Company’s Series Seed redeemable convertible preferred shares, Series B redeemable convertible preferred shares,
Series C-1
redeemable convertible preferred shares, and
Series C-2
redeemable convertible preferred shares are classified outside of shareholders’ equity (deficit) as mezzanine equity because the shares will become redeemable at any time on or after August 30, 2027. The Company recorded the redeemable convertible preferred shares at fair value on the dates of issuance, net of issuance costs.
The Company determined that the redeemable convertible preferred shares are probable of becoming redeemable at a future date and, as required, adjusted the carrying values of its redeemable convertible preferred shares. The Company has elected to accrete changes in the redemption value over the period from the date of issuance to the earliest date of redemption.
Series A Convertible Preferred Shares
The Company has classified the Series A convertible preferred shares within shareholders’ deficit on its consolidated balance sheets because the Series A convertible preferred shares are not redeemable by the holder under any circumstances. The Series A convertible preferred shares are considered a class of ordinary shares as they are substantially identical to the ordinary shares, and with respect to mergers or similar transactions, holders of Series A convertible preferred shares must receive the same type and amount of consideration as holders of ordinary shares.
Revenue Recognition
The Company recognizes revenue in accordance with ASC 606,
Revenue from Contracts with Customers
(“ASC 606”), which applies to all contracts with customers, except for elements of certain contracts that are within the scope of other standards, such as collaboration arrangements.
Under ASC 606, revenue is recognized when a customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. A customer is a party that has contracted with an entity to obtain goods or services that are an output of the entity’s ordinary activities in exchange for consideration. To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, the Company performs the following five steps:

(i)	Identify the contract(s) with a customer;

(ii)	Identify the performance obligations in the contract, including whether they are distinct;

(iii)	Determine the transaction price, including the constraint on variable consideration;

(iv)	Allocate the transaction price to the performance obligations in the contract; and

(v)	Recognize revenue when (or as) the Company satisfies each performance obligation.
The Company only applies the five-step model to contracts when it is probable that the entity will collect the consideration it is entitled to in exchange for the goods or services it transfers to the customer. At contract inception, once the contract is determined to be within the scope of ASC 606, the Company assesses the goods or services promised within each contract and determines those that are performance obligations and assesses whether each promised good or service is distinct. A performance obligation is a promise in an agreement to transfer a distinct good or service to the customer. If a promised good or service is not distinct, it is combined with other promised goods or services into a performance obligation.
The total consideration which the Company expects to collect in exchange for the Company’s goods or services is an estimate and may be fixed or variable. The Company constrains the estimated variable consideration when it assesses it is probable that a significant reversal in the amount of cumulative revenue recognized may occur in future periods. The transaction price is re-evaluated,
including the estimated variable consideration included in the transaction price and all constrained amounts, in each reporting period and as uncertain events are resolved or other changes in circumstances occur. Revenue is recognized when performance obligations in the contracts are satisfied, in the amount reflecting the expected consideration to be received from the goods or services transferred to the customers. Consideration received in advance is recorded as deferred revenue and is recognized when or as the related performance obligation is satisfied.
The principal activities from which the Company generates revenue include licensing agreements and collaboration agreements. License revenue primarily represents amounts earned under agreements that license the Company’s intellectual property to other companies. Consideration under these contracts generally includes a nonrefundable upfront payment, development, regulatory and commercial milestones and royalties based on net sales of approved products. Collaboration revenue primarily represents amounts earned under strategic collaboration arrangements with third parties for research and other licenses, development, and commercialization of certain product candidates. Under such arrangements, consideration typically includes fixed consideration in the form of an upfront payment and variable consideration in the form of potential development, regulatory, and commercial milestone payments, license fees, funding of research and development services and preclinical and clinical material, and royalties on net sales of licensed products. See Note 12, “Collaborative Arrangements and Licensing Agreements” for further detail.
Licenses of Intellectual Property
If the Company determines the license to intellectual property is distinct from the other performance obligations identified in the agreement and the licensee can use and benefit from the license, the Company recognizes revenue from the estimated transaction price that is allocated to the license. Licensing arrangements are analyzed to determine whether the promised goods or services, which may include licenses, transfer of know-how,
transfer of materials, research and development services and governance committee services, are distinct or whether they must be accounted for as part of a combined performance obligation. If the license is considered not to be distinct, the license would then be combined with other promised goods or services as a combined performance obligation. If the Company is involved in a governance committee, it assesses whether its involvement constitutes a separate performance obligation. When governance committee services are determined to be separate performance obligations, the Company determines the fair value to be allocated to this promised service.

Collaboration Arrangements
At contract inception, the Company analyzes the collaboration arrangements to assess whether such arrangements involve joint operating activities performed by parties that are both active participants in the activities and exposed to significant risks and rewards dependent on the commercial success of such activities and therefore within the scope of ASC 808,
Collaborative Arrangements
(“ASC 808”). ASC 808 does not address the recognition and measurement of collaborative arrangements and instead refers companies to use other authoritative accounting literature. For collaboration arrangements within the scope of ASC 808 that contain multiple elements, the Company first determines if any element of the collaboration reflects a vendor-customer relationship and is therefore within the scope of ASC 606.
Milestone Payments
At the inception of each agreement that includes milestone payments, the Company evaluates whether the milestones are considered probable of being achieved and estimates the amount to be included in the transaction price using the most likely amount method. If it is probable that a significant revenue reversal would not occur, the value of the associated milestone is included in the transaction price. For milestones that the Company does not deem to be probable of being achieved, the associated milestone payments are fully constrained, and the value of the milestone is excluded from the transaction price with no revenue being recognized. For example, milestone payments that are not within the Company’s or a collaboration partner’s control, such as regulatory-related accomplishments, are not considered probable of being achieved until those accomplishments have been communicated by the relevant regulatory authority. Once the assessment of probability of achievement becomes probable, the Company recognizes revenue for the milestone payment. At each reporting date, the Company assesses the probability of achievement of each milestone under the current license and collaboration agreements. The Company has not recognized any revenue for milestone payments for the years ended December 31, 2024 and 2023, as the achievement of each milestone under the current license and collaboration agreements was not considered probable as of the reporting date.
Royalties
For agreements with sales-based royalties, including milestone payments based on the level of sales, where the license is deemed to be the predominant item to which the royalties relate, the Company recognizes revenue at the later of (a) when the related sales occur, or (b) when the performance obligation, to which some or all of the royalty has been allocated, has been satisfied (or partially satisfied). The Company has not recognized any sales-based royalty revenue for the years ended December 31, 2024 and 2023, as there are no license agreements with related sales outstanding.
Research and Development
All research and development costs, including internal and contract research costs, are expensed as incurred. Research and development costs consist of costs incurred in performing discovery and development activities, including clinical trial costs, manufacturing of clinical material, costs associated with preclinical studies, personnel costs, share-based compensation, depreciation and allocated facility costs, license fees and funding of outside contracted research. All costs associated with the initial research term and with the research and development program prior to regulatory approval will be expensed as research and development costs as they are incurred. Once the Company has achieved regulatory approval for commercialization, all payments associated with the acquisition of the license shall be assessed for possible capitalization. Future milestone payments related to the license shall be recorded when the underlying targets have been met.
General and Administrative
General and administrative expenses consist primarily of salaries and employee-related costs, including benefits and share-based compensation, for personnel in the Company’s executive and administrative functions.

Additional general and administrative costs include professional fees for legal, accounting, auditing, tax, and consulting services, as well as allocated facility and office expenses. General and administrative costs are expensed as incurred.
Term Loan
The Term Loan Advances are initially recorded as the proceeds received by the Company. There are no debt issuance costs or discounts being amortized to interest expense.
Patent Costs
All patent-related costs incurred in connection with filing and prosecuting patent applications are expensed as incurred due to the uncertainty about the recoverability of the expenditure. Amounts incurred are classified as general and administrative expenses in the consolidated statements of operations and comprehensive loss.
Share-Based Compensation
The Company measures share-based compensation expense for all share-based awards with service-based and performance-based vesting conditions at the grant date based on the fair value measurement of the award. Compensation expense for those awards is recognized over the requisite service period, which is generally the vesting period of the respective award. For performance-based share options, the Company will assess the probability of performance conditions being achieved at each reporting date and will record a cumulative catch-up
adjustment to share-based compensation in the period that the performance condition becomes probable of being achieved. Any remaining unrecognized share-based compensation expense would be recognized using the graded-vesting method over the remaining requisite service period. The amount of share-based compensation expense recognized in any one period related to performance-based share options can vary based on the achievement or anticipated achievement of the performance conditions. The Company uses the straight-line method to record the expense of awards with service-based vesting conditions. The Company uses the graded-vesting method to record the expense of awards with both service-based and performance-based vesting conditions, commencing when achievement of the performance condition becomes probable. Expense is adjusted for actual forfeitures of unvested awards as they occur. The Company calculates the fair value measurement of share options using the Black-Scholes-Merton option-pricing valuation model (“Black-Scholes model”). The Black-Scholes model requires the use of subjective and complex assumptions, which determine the fair value of share-based awards, including the option’s expected term, underlying share price, and the price volatility of the underlying shares. The Company calculates the fair value of options granted by using the Black-Scholes model with assumptions below.

•
Fair value of ordinary shares: The fair value of the Company’s ordinary share is determined on a periodic basis, as determined by the Board of Directors (“Board”), with the assistance of an independent third-party valuation expert. These valuations are determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Technical Practice Aid (Valuation of Privately-Held-Company Equity Securities Issued as Compensation). The assumptions underlying these valuations represent management’s best estimates, which involved inherent uncertainties and the application of significant levels of management judgment. Management considers, among other things, the Company’s business, financial condition and results of operations, including related industry trends affecting its operations; the likelihood of achieving a liquidity event, such as an initial public offering (“IPO”), or sale, given prevailing market conditions; the lack of marketability of the Company’s ordinary share; the market performance of comparable publicly traded companies; and U.S. and global economic and capital market conditions.

•
Risk-free interest rate: The Company bases the risk-free interest rate assumption on the U.S. Treasury’s rates for U.S. Treasury zero-coupon
bonds with maturities similar to those of the expected term of the award being valued.

•
Expected volatility: The expected volatility assumption is based on volatilities of a peer group of similar companies whose share prices are publicly available. The peer group was developed based on companies in the clinical stage biopharmaceutical industry.

•
Expected term: The expected term represents the period of time that options are expected to be outstanding. Because the Company does not have historical exercise behavior, it estimates the expected term assumption considering various factors, including the contractual term of the option and its vesting period.

•
Expected dividend yield: The Company bases the expected dividend yield assumption on the fact that it has never paid cash dividends and has no present intention to pay cash dividends. Government Assistance

From time to time, the Company will receive government assistance in the form of grants and tax credits from government agencies in certain jurisdictions in which it operates. U.S. GAAP does not have specific accounting guidance covering agreements between government and business entities. The Company applies International Accounting Standards 20, Accounting for Government Grants and Disclosure of Government Assistance (“IAS 20”), by analogy when accounting for government assistance. Under IAS 20, grants are recognized when there is reasonable assurance the conditions of the grant will be met, and the grant will be received. Reimbursements the Company receives for qualifying property and equipment meet the definition of grants related to assets as the primary purpose for reimbursements is to fund the purchase and construction of property and equipment to support research and development. Reimbursements received prior to the asset being placed into service are recognized as deferred revenue in the consolidated balance sheets when there is reasonable assurance the conditions of the grant will be met. When the property and equipment is placed into service, the grant income is recognized over the useful life of the asset as other income in the consolidated statement of operations and comprehensive loss. As of December 31, 2024 and 2023, the Company has deferred revenue of $0.7 million and $0.1 million, respectively. For the years ended December 31, 2024 and 2023, the Company recognized $0.1 million and $0.1 million, respectively, in other (expense) income, net on the consolidated
statement of operations and comprehensive loss.
Interest Income
Interest income consists of interest earned on cash and cash equivalents and short-term investments.
Income Taxes
The Company accounts for income taxes in accordance with ASC 740,
Income Taxes
(“ASC 740”), under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.
Deferred tax assets are recognized to the extent that the Company believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning
strategies, and results of recent operations. If the Company determines that it would be able to realize deferred tax assets in the future in excess of their net recorded amount, the Company would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.
The Company records uncertain tax positions in accordance with ASC 740 on the basis of a two-step
process in which (i) the Company determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (ii) for those tax positions that meet the more-likely-than-not
recognition threshold, the Company recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority.
Interest and penalties related to unrecognized tax benefits are recognized on the income tax expense line in the consolidated statements of operations and comprehensive loss. As of December 31, 2024 and 2023, no accrued interest or penalties are included in the consolidated balance sheets.
Defined Contribution Plan
The Company has a 401(k)-retirement plan for its employees, which is designed to be qualified under Section 401(k) of the Internal Revenue Code. Eligible employees are permitted to contribute to the 401(k) plan within statutory and 401(k) plan limits. The Company made an insignificant amount of matching contributions during the years ended December 31, 2024 and 2023.
Comprehensive Loss
Comprehensive loss is comprised of net loss and foreign currency translation adjustment.
Net Loss Per Share
The Company applies the
two-class
method to compute basic and diluted net loss per share attributable to ordinary shareholders when it has issued shares that meet the definition of participating securities. The two-class
method determines net loss per share for each class of common and participating securities according to dividends declared or accumulated and participation rights in undistributed earnings. The two-class
method requires loss available to ordinary shareholders for the period to be allocated between ordinary shares and participating securities based upon their respective rights to share in the earnings as if all loss for the period had been distributed. The Company’s redeemable convertible preferred shares participate in any dividends declared by the Company and are therefore considered to be participating securities. The participating securities are not required to participate in the losses of the Company, and therefore during periods of loss there is no allocation required under the two-class
method.
The Company has two classes of ordinary shares outstanding — ordinary shares and Series A convertible preferred shares. Basic net loss per share attributable to ordinary shareholders is computed by allocating the undistributed earnings for each period to each class on a proportionate basis. Net loss per share is computed by dividing the net loss attributable to each class of ordinary share by the weighted average number of ordinary shares of each class outstanding for the period. The two-class
method is expected to yield the same basic loss per share for ordinary shares and Series A convertible preferred shares as there are no differences in dividend rights between the two classes. Diluted net loss attributable to ordinary shareholders is computed by adjusting net loss per share attributable to ordinary shareholders based on the potential impact of dilutive securities. Diluted net loss per share attributable to ordinary shareholders is computed by dividing the diluted net loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding for the period, including potential dilutive ordinary shares. For purpose of this calculation, outstanding options to purchase ordinary shares and shares of convertible preferred shares as converted to ordinary shares are considered potential dilutive ordinary shares. The Company generated a net loss in all periods presented, and therefore the basic and diluted net loss per share attributable to ordinary shareholders is the same as the inclusion of the potentially dilutive securities would be anti-dilutive.

The following potentially dilutive securities have been excluded from the computation of diluted weighted-average shares outstanding, as the effect of including these securities would have been anti-dilutive:

	As of December 31,
	2024	2023
Share options to purchase ordinary shares	159,003,977	153,789,602
Redeemable convertible preferred shares (as converted to ordinary shares)	709,097,700	709,097,700

Total potentially dilutive securities	868,101,677	862,887,302

Adjustment of Net Loss Per Share due to Recapitalization
In accordance with ASC 260, Earnings Per Share, the Company recast its basic and diluted net loss per share computations for the effect of the exchange ratio of
0.0030510
on its outstanding common stock during the years ended December 31, 2024 and 2023, resulting from the close of the Merger which occurred on July 25, 2025.
Recently Adopted Accounting Standards
In November 2023, the FASB issued ASU
No. 2023-07,
Segment Reporting (Topic 280
) — Improvements to Reportable Segment Disclosures (“ASU
2023-07”),
which expands disclosures about a public entity’s reportable segments and requires more enhanced information about a reportable segment’s expenses, interim segment profit or loss, and how a public entity’s chief operating decision maker (“CODM”) uses reported segment profit or loss information in assessing segment performance and allocating resources. ASU
2023-07
was effective for SEC filers for annual periods beginning after December 15, 2023, and interim periods beginning after December 15, 2024. The adoption of this standard for the year ended December 31, 2024 did not have a material impact on the Company’s consolidated financial results but resulted in enhanced disclosures as included in Note 13, Segment Information.
Recently Issued Accounting Pronouncements Not Yet Adopted
In December 2023, the FASB issued ASU
No. 2023-09,
Income Taxes (Topic 740
) — Improvements to Income Tax Disclosures (“ASU
2023-09”),
which is intended to enhance the transparency and decision usefulness of income tax disclosures. The amendments in ASU
2023-09
provide for enhanced income tax information primarily through changes to the income taxes paid information. ASU
2023-09
is effective for the Company for annual periods beginning after December 15, 2024. Early adoption is permitted. The Company is currently assessing the impact of this standard on its consolidated financial statements and related disclosures but does not expect it to be material.
In November 2024, the FASB issued ASU
No. 2024-03,
Income Statement — Reporting Comprehensive Income — Expense
Disaggregation
Disclosures (Subtopic
220-40)
. The amendments increase disclosure requirements primarily through enhanced disclosures about types of expenses (including purchases of inventory, employee compensation, depreciation, and amortization) in commonly presented expense captions. The ASU is effective for fiscal years beginning after December 15, 2026, and is required to be applied prospectively with the option for retrospective application. Early adoption is permitted. The Company is currently evaluating the impact that this guidance will have on the disclosures on its consolidated financial statements.
3. Fair Value Measurements
A financial instrument’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company did not have any financial instruments recorded at fair value at December 31, 2024. The financial instruments measured at fair value on a recurring basis at December 31, 2023 in the accompanying consolidated balance sheets consist of the following (in thousands):

	Fair value measurement as of December 31, 2023
	Level 1	Level 2	Level 3	Total
Assets
Certificate of deposit	$—	$10,151	$—	$10,151

Total	$—	$10,151	$—	$10,151

There have been
no
transfers between fair value levels during the years ended December 31, 2024 and 2023.
4. Balance Sheet Components
Prepaid Expenses and Other Current Assets
Prepaid expenses and other current assets as of December 31, 2024 and 2023, consisted of the following (in thousands):

	As of December 31,
	2024	2023
Prepaid foreign consumption tax	$81	$98
Prepaid research and development costs	57	—
Other receivables	83	223
Prepaid other	129	106

Prepaid expenses and other current assets	$350	$427

Other
Non-Current
Assets
Other
non-current
assets as of December 31, 2024 and 2023, consisted of the following (in thousands):

	As of December 31,
	2024	2023
Deferred offering costs	$1,888	$—
Non-current deposits	69	123
Investment in Celexor	942	942

Other non-current assets	$2,899	$1,065

Accrued Expenses and Other Current Liabilities
Accrued expenses and other current liabilities as of December 31, 2024 and 2023, consisted of the following (in thousands):

	As of December 31,
	2024	2023
Accrued research and development costs	$654	$785
Accrued compensation	931	1,006
Accrued professional fees	485	322
Accrued financing cost	1,294	—
Accrued other	96	880
Foreign consumption tax payable	—	137

Accrued expenses and other current liabilities	$3,460	$3,130

5. Property and Equipment, Net
Property and equipment, net, as of December 31, 2024 and 2023, consisted of the following (in thousands):

	As of December 31,
	2024	2023
Lab equipment	$—	$3,063
Computer equipment	53	57
Furniture and fixtures	61	68
Leasehold improvements	227	3,298

	341	6,486
Less: accumulated depreciation and amortization	(333)	(3,152)

Property and equipment, net	$8	$3,334

Depreciation and amortization expense was $1.1 million and $2.4 million for the years ended December 31, 2024 and 2023, respectively.
6. Leases
As of December 31, 2024, the Company had two existing leases for office facilities in the United States and China. The China lease agreement included an option to renew the lease for an additional three years, which the Company exercised in October 2023 and was deemed a modification to the lease term. The Company’s leases do not include options to terminate prior to the expiration date.
These leases are classified as operating lease agreements that expire at various dates from November 2025 through December 2026. The United States lease agreement contains scheduled rent increases over the lease term. Under the terms of the lease agreements, the Company is responsible for certain property management fees, taxes, and common area maintenance expenses.
Based on the lack of readily available inputs to determine the rate implicit in its lease, the Company elected to develop and utilize the appropriate IBR. The Company determined the rate used by estimating the approximate interest rate based on similar terms and payments, and in an economic environment where the leased assets are located.
As of December 31, 2024 and 2023, the weighted-average remaining lease term and discount rate related to the operating lease ROU assets and related lease liabilities were as follows:

	As of December 31,
	2024	2023
Weighted-average remaining lease term — operating leases (in years)	1.8	2.5
Weighted-average discount rate — operating leases	10.58%	10.47%
Operating lease cost was $0.5 million and $0.8 million for the years ended December 31, 2024 and 2023, respectively. Variable lease cost and short-term lease costs were insignificant for the years ended December 31, 2024 and 2023.
Supplemental cash flow information related to the operating leases was as follows (in thousands):

	As of December 31,
	2024	2023
Cash paid for operating leases	$513	$712

The following table sets forth the remaining maturities of operating lease liabilities as of December 31, 2024 (in thousands):

2025	$310
2026	246

Total future minimum lease payments	556
Less: amount of lease payments representing interest	(8)

Total lease liabilities	548
Less: lease liabilities, current	(309)

Lease liabilities, non-current	$239

7. Term Loan
In connection with the execution of the Merger Agreement, the Company received $7.5 million of the initial Term Loan Advance in December 2024. The Term Loan Advances shall bear interest, on the outstanding daily balance thereof, at a rate of 6.0% per annum, and may be prepaid at any time without premium or penalty. Under the Loan Agreement, the Company can draw an additional $15.0 million in Term Loan Advances in increments of at least $7.5 million, subject to certain drawdown conditions. The Company recorded the initial Term Loan Advance as a current liability as the initial Term Loan Advance will mature and become due and payable six months from the termination of the Merger Agreement, should the Merger be terminated. Upon consummation of the Merger, if the Merger is completed, all unpaid Obligations (as defined in the Loan Agreement), including the loan principal and any accrued but unpaid interest, will be automatically forgiven. The Company did not incur any fees or other issuance costs to establish this loan. As of December 31, 2024, the Company has included the $7.5 million outstanding balance from the initial Term Loan Advance within Term loan on the consolidated balance sheet.
8.
Convertible
Preferred Shares and Redeemable Convertible Preferred Shares
Convertible preferred shares and redeemable convertible preferred shares consisted of the following (in thousands, except share and per share amounts):

	As of December 31, 2024
	Shares Authorized	Shares Issued and Outstanding	Issuance price per share	Carrying Value	Liquidation Preference
Convertible preferred shares
Series A	326,079,495	326,079,495	$0.0583	$18,967	$—

Total convertible preferred shares	326,079,495	326,079,495		$18,967	$—

Redeemable convertible preferred shares
Series Seed	71,428,571	71,428,571	$0.0070	$919	$1,000
Series B	239,156,361	239,156,361	0.0876	28,966	29,943
Series C-1	290,202,451	270,636,854	0.2240	81,714	83,507
Series C-2	351,591,430	127,875,914	0.2844	47,440	49,125

Total redeemable convertible preferred shares	952,378,813	709,097,700		$159,039	$163,575

	As of December 31, 2023
	Shares Authorized	Shares Issued and Outstanding	Issuance price per share	Carrying Value	Liquidation Preference
Convertible preferred shares
Series A	326,079,495	326,079,495	$0.0583	$18,967	$—

Total convertible preferred shares	326,079,495	326,079,495		$18,967	$—

	As of December 31, 2023
	Shares Authorized	Shares Issued and Outstanding	Issuance price per share	Carrying Value	Liquidation Preference
Redeemable convertible preferred shares
Series Seed	71,428,571	71,428,571	$0.0070	$785	$1,000
Series B	239,156,361	239,156,361	0.0876	26,825	27,842
Series C-1	290,202,451	270,636,854	0.2240	75,859	77,429
Series C-2	351,591,430	127,875,914	0.2844	43,754	45,478

Total redeemable convertible preferred shares	952,378,813	709,097,700		$147,223	$151,749

Series Seed Preferred Shares
The Company previously issued 71,428,571 shares of Series Seed redeemable convertible preferred shares (the “Series Seed”) for total gross proceeds of $0.5 million less Series Seed issuance fees of $0.1 million.
Series A Preferred Shares
The Company previously issued a total of 326,079,495 shares of Series A convertible preferred shares (the “Series A”) for total gross proceeds of $19.0 million less immaterial issuance fees.
Series B Preferred Shares
The Company previously issued a total of 239,156,361 shares of Series B redeemable convertible preferred shares (the “Series B”) for total gross proceeds of $21.0 million less Series B issuance fees of $
0.1
 million.
Series C Preferred Shares
The Company previously issued a total of 270,636,854 shares of
Series C-1
redeemable convertible preferred shares
(“Series C-1”)
for total gross proceeds of $60.6 million less
Series C-1
issuance fees of $1.1 million.
In conjunction with the achievement of certain milestones, the Company issued a total of
127,875,914
shares of
Series C-2
redeemable convertible preferred shares
(“Series C-2”)
for total gross proceeds of $36.4 million less
Series C-2
issuance fees of $0.6 million.
Collectively, the
Series C-1
Preferred Shares and
Series C-2
Preferred Shares shall be referred to as the Series C Preferred Shares.
The key terms of the Convertible Preferred Shares and Redeemable Convertible Preferred Shares (collectively, the “Preferred Shares”) are as follows:
Conversion rights
Each share of Preferred Shares shall be convertible, at the option of the holder, at any time, into such number of ordinary shares as is determined by dividing the original issue price by the applicable conversion price in effect at the time of conversion. The conversion price shall initially be equal to the applicable original issue price of each series of Preferred Shares. The conversion prices are subject to adjustments for share splits, combinations, ordinary share dividends, distributions, capital reorganization and certain dilutive equity issuances. As of December 31, 2024 and 2023, each series of Preferred Shares were convertible into ordinary shares on a one-for-on
e
basis.

Each share of Preferred Shares shall automatically be converted, based on the then-effective conversion price applicable to the relevant series of Preferred Shares upon the earlier of (i) the closing of an IPO that resulted in an offering of at least $600 million and aggregate gross proceeds of at least $60 million, or (ii) the date specified by written consent of the holders of sixty-six
percent (66%) of such class of Preferred Shares.
Voting rights
The holders of each series of Preferred Shares are entitled to vote on all matters and shall have the number of votes equal to the number of ordinary shares of into which the Preferred Shares are convertible.
The authorized number of directors on the Board shall be up to five directors including one director appointed by the Series C lead investor, one director appointed by the Series Seed holders and one director appointed by the Series B lead investor.
Dividend rights
There are no specific dividends related to each series of Preferred Shares. If the Company declares a dividend on shares of more than one class or series of capital shares, the dividend payable to the holders of Preferred Shares will be in proportion to the number of ordinary shares issuable to each holder had all Preferred Shares been converted on a fully-diluted basis. As of December 31, 2024, no dividends have been declared or paid on the Company’s Preferred Shares.
Redemption rights
The Series A preferred shareholders are not entitled to any redemption rights.
The Series Seed preferred shares are redeemable at the holders’ option at any time on or after the earlier of: (i) the seventh (7 th
) anniversary of August 30, 2020, or (ii) any material breach of the agreements entered into in connection with the Series Seed Purchase Agreement. The redemption price of the Series Seed preferred shares are equal to (a) 200% of the Series Seed original issue price, plus (b) an amount equal to a rate of return of 10% per annum of the original issue price of the Series Seed preferred shares calculated from the original issue date through the redemption date, plus (c) all declared or accrued but unpaid dividends, proportionally adjusted for any share splits, share dividends, combinations, recapitalizations, or similar transactions.
The Series B and Series C preferred shares are redeemable at the holders’ option at any time on or after the earlier of: (i) the seventh (7 th
) anniversary of August 30, 2020, or (ii) any material breach of the agreements entered into in connection with the Series B Purchase Agreement or the Series C Purchase Agreement, respectively. The redemption price of Series B and Series C preferred shares are equal to (a) 100% of the respective Series B or Series C preferred shares original issue price, plus (b) an amount equal to a rate of return of 10% per annum of the original issue price of the Series B or Series C preferred shares calculated from the original issue date through the redemption date of the respective Series B or Series C preferred shares, plus (c) all declared or accrued but unpaid dividends, proportionally adjusted for any share splits, share dividends, combinations, recapitalizations, or similar transactions.
Liquidation preference
The Series A preferred shareholders are not entitled to any liquidation preference.
In the event of any voluntary or involuntary liquidation, dissolution, winding up of the Company, or Trade Sale defined as (a) a merger, consolidation, or other corporate transaction which results in the Company’s shareholders before the transaction owning less than
5
0% of the voting power after the transaction or which results in greater than
50
% of the voting power being transferred or (b) the sale, transfer, or lease of substantially all of the assets or intellectual property of the Company, first, the holders of shares of Series C preferred shares then outstanding shall be entitled to an amount per share equal to the sum of (i) the original issue price of the preferred shares, (ii) an amount equal to a rate of return of
10
% per annum of the original issue price of the preferred shares, and (iii) all accrued but unpaid dividends. Second, the holders of shares of Series B preferred shares then outstanding shall be entitled to an amount per share equal to the sum of (i) the original issue price of the preferred shares, (ii) an amount equal to a rate of return of
10
% per annum of the original issue price of the preferred shares, and (iii) all accrued but unpaid dividends. If the amount that a holder of Series B preferred shares would receive would be greater than
3.5
times the Series B original issue price of the preferred shares, then the holders of Series B preferred shares would only be entitled to the remaining assets and funds of the Company available for distribution, distributed ratably on an as-converted
basis, after paying in full the aggregate Series C shareholders and the aggregate Series Seed shareholders. Third, the shares of Series Seed preferred shares then outstanding shall be entitled to an amount per share equal to
200
% of the original issue price of the Series Seed preferred shares, plus any dividends declared but unpaid. Fourth, after paying in full the aggregate Series C preferred shareholders, the aggregate Series B preferred shareholders, and the aggregate Series Seed preferred shareholders, the remaining assets and funds of the Company available for distribution shall be distributed ratably among all investors according to the relative number of ordinary shares held by such investor, on an as-converted
basis.
If the assets of the Company available for distribution are insufficient to pay the holders the full amount they are entitled, the holders of Preferred Shares shall share ratably in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable were paid in full.
9.
Ordinary
Shares
The Company’s certificate of incorporation, as amended and restated, authorizes the Company to issue 18,721,541,692 ordinary shares, $0.00005 par value. As of December 31, 2024, 462,105,898 ordinary shares of were issued and outstanding. Each ordinary share entitles the holder to one vote, together with the holders of Preferred Shares on an as-converted
basis, on all matters submitted to the shareholders for a vote. The holders of ordinary shares are entitled to receive dividends, if any, as declared by the Company’s Board of Directors, in proportion to the number of ordinary shares issuable to each holder of Preferred Shares.
As of December 31, 2024, the Company had reserved ordinary shares for future issuances as follows:

2024
Series Seed Preferred Shares, as converted to ordinary	71,428,571
Series A Preferred Shares, as converted to ordinary	326,079,495
Series B Preferred Shares, as converted to ordinary	239,156,361
Series C-1 Preferred Shares, as converted to ordinary	270,636,854
Series C-2 Preferred Shares, as converted to ordinary	127,875,914
Outstanding ordinary share options	159,003,977
Ordinary shares available for grant under the Plan	205,187,482

Total	1,399,368,654

10. Share-Based Compensation
In 2019, the Board of Directors approved the adoption of the 2019 Shares Incentive Plan (the “Plan”). As of December 31, 2024, 367,347,459 ordinary shares were authorized for issuance under the Plan. The Plan provides for the grant of incentive and non-qualified
share options, restricted share units, and restricted share awards to employees, officers, directors, consultants and advisors of the Company. As of December 31, 2024, there were 205,187,482 shares reserved and available for future issuance under the Plan.

Share option valuation
The fair value of each award granted is estimated on the date of grant using the Black-Scholes model. In determining the fair value of share options granted, the following weighted average assumptions were used for the years ended December 31, 2024 and 2023:

	2024	2023
Expected dividend yield	0.00%	0.00%
Expected volatility	99.92%	94.11%
Risk-free interest rate	3.95%	3.86%
Expected term (in years)	6.02	5.54
Summary of share options
The Company granted share options where vesting was subject to service and performance-based criteria. The service condition is typically a four-year service vesting period, and the exercise of the share options is contingent upon consummation of certain transactions of the Company such as a change in control, corporate transaction, or Initial Public Offering. A Corporate Transaction includes specific events in which the Company undergoes a merger or reverse merger, the sale of substantially all assets, a liquidation or dissolution, or an acquisition, resulting in either a change of control or the loss of majority voting power by its shareholders. The Company also granted certain share options with vesting that is determined based on the achievement of certain corporate and individual milestones. The recognition of expense for these share options is further dependent upon the achievement of certain milestones. In addition, the Plan allows for the acceleration of vesting of certain awards to the extent approved by the administrator of the Plan. The Company’s share option activity for the year ended December 31, 2024 is summarized as follows:

	Shares	Weighted Average Exercise Price (per share)	Weighted Average Remaining Contractual Life (in Years)	Aggregate Intrinsic Value (in thousands)
Outstanding as of December 31, 2023	153,789,602	$0.02	7.18	$14,276
Granted	27,486,250	0.01
Exercised	—	—

	Shares	Weighted Average Exercise Price (per share)	Weighted Average Remaining Contractual Life (in Years)	Aggregate Intrinsic Value (in thousands)
Cancelled/forfeited	(22,271,875)	0.03

Outstanding as of December 31, 2024	159,003,977	$0.02	6.46	$13,288

Exercisable as of December 31, 2024	—	$—	—	$—
Vested and expected to vest as of December 31, 2024	159,003,977	$0.02	6.46	$13,288
The aggregate intrinsic value of share options is calculated as the difference between the exercise price of the share options and the estimated fair value of the ordinary shares for options that had exercise prices lower than the fair value of the Company’s ordinary shares at the end of the period.
The weighted average grant-date fair value of share options granted during the years ended December 31, 2024 and 2023 was $0.10 and $0.08 per share, respectively.

Share-based compensation expense
As of December 31, 2024 and 2023, the Company determined that the performance conditions related to the exercisability and vesting of the share options granted were not probable of achievement based on the relevant facts and circumstances. Therefore, during the years ended December 31, 2024 and 2023, the Company recorded no share-based compensation expense for awards granted under the Plan. As of December 31, 2024, unrecognized share-based compensation expense for awards that are not exercisable until a change in control, IPO or Corporate Transaction was $15.4 million.
For the year ended December 31, 2024, the Company recorded $14.0 million in research and development expense related to the issuance of ordinary shares on the consolidated statements of operations and comprehensive loss. See Note 12, “Collaborative Arrangements and Licensing Agreements” for detail on the issuance of ordinary shares related to the Hutchmed Agreement.
11. Commitments and Contingencies
Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. The Company believes there is no litigation pending or loss contingencies that could have, either individually or in the aggregate, a material impact on the Company’s consolidated financial statements.
The Company enters into contracts in the normal course of business with third-party contract organizations for clinical trials, preclinical studies, manufacturing and other services and products for operating purposes. These contracts generally provide for termination following a certain period after notice and therefore the Company believes that its non-cancelable
obligations under these agreements are not material.
12. Collaborative Arrangements and Licensing Agreements
Collaborative Arrangements
IMG-013
and
IMG-008
Agreements
On July 12, 2024, the Company entered into separate Exclusive License and Collaboration Agreements to license Inmagene’s anti-IL-7Ra
antibody
(“IMG-013
Agreement”) and
anti-IL-36R
antibody
(“IMG-008
Agreement”) to a third party. The Company determined that the
IMG-008
Agreement and
IMG-013
Agreement should be accounted for as separate contracts with a customer in accordance with ASC 606.
IMG-013
Agreement
Under the
IMG-013
Agreement, the Company agreed to grant to a third party an exclusive royalty-bearing worldwide license to exploit patents, patent applications, and Inmagene know-how
which would address immune disorders where Inmagene’s
anti-IL-7Ra
antibody
(IMG-013)
is involved. The license term commenced upon receipt of the upfront payment and will continue until such time as there are no remaining payment obligations due to the Company.
Under the
IMG-013
Agreement, the Company was entitled to receive a $3.5 million non-refundable
upfront cash payment, which the Company received in the third quarter of 2024. The Company is eligible to receive up to $63.0 million in payments under the
IMG-013
Agreement based on development and regulatory milestones for the first indication and may be eligible to receive additional payments for subsequent indications, and up to $285.0 million in payments based on sales-based milestones. The Company may also receive additional payments based on mid-single-digit
sales-based royalties. None of the payments under the
IMG-013
Agreement are refundable.
The Company concluded that the promises included the license of intellectual property and technology transfer and these promises should be combined into a single performance obligation.

In order to determine the transaction price, the Company evaluated all the payments to be received during the duration of the contract. Fixed consideration exists in the form of the $3.5 million upfront payment. Development, regulatory, and sales-based milestones and royalties were considered variable consideration. The potential milestone payments were excluded from the transaction price at the outset of the arrangement because (i) all development and regulatory milestone payments did not meet the criteria for inclusion using the most-likely-amount method due to the uncertainties of research and development and (ii) the Company recognizes sales-based royalties and milestone payments as revenue at the later of the occurrence of the related sales or the date upon which the performance obligation has been satisfied under the sales-based royalty exception as the license is the predominant item to which the sales-based royalties and milestones relate. The Company will re-evaluate
the transaction price, including the estimated variable consideration included in the transaction price and all constrained amounts, in each reporting period and as uncertain events are resolved or other changes in circumstances occur. The Company determined that the initial transaction price consists of the upfront payment which is allocated to the one performance obligation. The transaction price allocated to the one performance obligation was recognized upon grant of license and transfer of technology in the third quarter of 2024.
For the year ended December 31, 2024, the Company recognized $3.5 million of license revenue in the consolidated statement of operations and comprehensive loss related to the non-refundable
upfront payment from the
IMG-013
Agreement.
IMG-008
Agreement
Under the
IMG-008
Agreement, the Company agreed to grant to a third party an exclusive royalty-bearing worldwide license to exploit patents, patent applications, and Inmagene know-how
which would address immune disorders where Inmagene’s
anti-IL-36R
antibody
(IMG-008)
is involved. The license term will commence upon receipt of the upfront payment and will continue until such time as there are no remaining payment obligations due to the Company.
Under the
IMG-008
Agreement, the Company was initially entitled to receive a $6.5 million non-refundable
upfront cash payment from
IMG-008,
Inc, no later than September 9, 2024. The Company was also eligible to receive up to $86.5 million in payments under the
IMG-008
Agreement based on development and regulatory milestones for the first indication and may be eligible to receive additional payments for subsequent indications, and up to $285.0 million in payments based on sales-based milestones. The Company may also receive additional payments based on mid-single-digit
sales-based royalties.
The Company and the third party entered into an amendment of the
IMG-008
Agreement, whereby the Company extended the payment period for the upfront payment in exchange for a non-refundable
$0.7 million deposit of the upfront payment, which was received by the Company in the third quarter of 2024 and is reflected as deferred revenue on the consolidated balance sheet as of December 31, 2024.
Celexor
On September 28, 2023, the Company entered into an Exclusive License and Collaboration Agreement (the “Celexor Agreement”) with Celexor Bio, Inc. (“Celexor”). The Company granted Celexor an exclusive royalty-bearing license to develop, manufacture, and commercialize any and all products and associated products utilizing Inmagene’s
IMG-018,
a monoclonal antibody targeting immunoglobulin-like transcript 7. The license term commenced upon the execution of the Celexor Agreement and will continue until such time as there are no remaining payment obligations due to the Company.
Under the Celexor Agreement, the Company received an upfront payment of $7.0 million and 1,223,300 shares of Celexor’s Series
Seed-2
Preferred Shares valued at $0.9 million from Celexor. The Company is eligible to receive up to $112.0 million in payments based on development and regulatory milestones, and up to $175.0 million in payments based on sales-based milestones. The Company may also receive additional payments based on
mid-single-digit
sales-based royalties. None of the payments under the Celexor Agreement are refundable. The Company determined the Celexor Agreement should be accounted for as a contract with a customer under ASC 606.
The Company concluded that the promises included the license of intellectual property and technology transfer, and these promises should be combined into a single performance obligation.
In order to determine the transaction price, the Company evaluated all of the payments to be received over the duration of the contract. Fixed consideration exists in the form of the upfront payment and Celexor Series
Seed-2
Preferred Shares received. Development, regulatory, and sales-based milestones and royalties were considered variable consideration. The potential milestone payments were excluded from the transaction price at the outset of the arrangement because (i) all development and regulatory milestone payments did not meet the criteria for inclusion using the most-likely-amount method due to the uncertainties of research and development and (ii) the Company recognizes sales-based royalties and milestone payments as revenue at the later of the occurrence of the related sales or the date upon which the performance obligation has been satisfied under the sales-based royalty exception as the license is the predominant item to which the sales-based royalties and milestones relate. The Company will re-evaluate
the transaction price, including the estimated variable consideration included in the transaction price and all constrained amounts, in each reporting period and as uncertain events are resolved or other changes in circumstances occur. The Company determined that the initial transaction price consists of the upfront payment of $7.0 million and the receipt of Celexor’s Series
Seed-2
Preferred Shares which were valued at $0.9 million, which is allocated to the single performance obligation. The transaction price allocated to the single performance obligation was recognized upon grant of license and transfer of technology which occurred in the fourth quarter of 2023.
For the year ended December 31, 2023, the Company recognized $7.9 million of license revenue related to the Celexor Agreement in the consolidated statements of operations and comprehensive loss. The Celexor shares were recorded as an other non-current
asset in the consolidated balance sheets.
Licensing Agreements
Kissei
On August 5, 2021, the Company entered into a Collaboration and Sublicense Agreement (the “Kissei Agreement”) with Kissei Pharmaceutical Co., Ltd. (“Kissei”) relating to Kissei’s proprietary compound fostamatinib disodium hexahydrate, which has been approved by the FDA for the treatment of chronic immune thrombocytopenia. The compound is also under development for the treatment of autoimmune hemolytic anemia, IgA nephropathy, and potentially other indications.
Under the Kissei Agreement, the Company received a
co-exclusive
license to develop in China, Hong Kong, Taiwan, and Macau (“Inmagene Territory”) all products and associated products utilizing its proprietary compound fostamatinib disodium hexahydrate. The Company received an exclusive license to commercialize any and all products and associated products utilizing fostamatinib disodium hexahydrate in the Inmagene territory, excluding Taiwan. Kissei will be responsible for the manufacturing and supply of all fostamatinib disodium hexahydrate products for development and commercialization and shall be the exclusive manufacturer and supplier for the Company under the Kissei Agreement.
Under the terms of the Kissei Agreement, the Company paid to Kissei a $1.0 million upfront payment and Kissei is eligible to receive up to $40.0 million in payments based on development and regulatory milestones and up to $12 million in payments based on sales-based milestones in the Inmagene Territory. Additionally, if the Company fails to submit a clinical trial notification filed with the National Medical Products Administration (“NMPA”) for a pivotal clinical trial or a new drug application to NMPA before the second anniversary of the Kissei Agreement effective date, then Inmagene shall pay to Kissei $2.0 million within 30 days after such anniversary (“NMPA Payment”). None of the payments under the Kissei Agreement are refundable.

The Company will bear all development costs for joint development work pertaining to the Inmagene Territory and Kissei will bear all development costs for joint development work pertaining to outside the Inmagene Territory.
On December 20, 2023, the Company and Kissei entered into an agreement to terminate the Kissei Agreement, which was effective as of December 13, 2023. As part of this termination, the parties mutually agreed to release and discharge the other party from all obligations, claims, demands, and causes of action including, but not limited to, the $2.0 million NMPA Payment from the Kissei Agreement.
Hutchmed Limited
On January 5, 2021, the Company entered into a Collaboration, Option and License Agreement (the “Hutchmed Agreement”) with Hutchmed Limited (“Hutchmed”), formerly known as Hutchison MediPharma Limited. The Company entered into the Hutchmed Agreement as a strategic partnership to further develop four novel preclinical drug candidates discovered by Hutchmed for the potential treatment of multiple immunological diseases – OX40 (CD134) antagonistic monoclonal antibody (anti-OX40 mAB), BTK (Bruton tyrosine kinase) inhibiter (BTK
HMPL-727),
RIPK1
HMPL-662,
and
CSF-1R
HMPL-958.
Under the terms of the Hutchmed Agreement, the Company received an exclusive, royalty-free, worldwide license to perform research and development and for use in regulatory filings, at the Company’s expense. Further, on a licensed product-by-licensed
product basis, the Company received the option to obtain an exclusive, worldwide, royalty-bearing license to further develop, manufacture and commercialize, with Hutchmed retaining first right to co-commercialization
in mainland China (each a “License Option”).
Upon exercise of each License Option, the Company will pay a $20 million fee per licensed compound, or, if exercise and payment is made within three years of execution of the Hutchmed Agreement, the Company may elect to pay the option exercise fee in ordinary shares pursuant to a share subscription agreement at a price to be agreed to by both parties. Following the Company’s decision to exercise the License Option, Hutchmed will be eligible to receive up to $92.5 million in development and regulatory milestones for each drug candidate that is licensed. Additionally, Hutchmed is eligible to receive up to $135 million in additional sales-based milestones and tiered sales-based royalties ranging from high-single-digit to low-double-digit
percentages. None of the payments under the Hutchmed Agreement are refundable.
In April 2023, the Company entered into an amendment to the Hutchmed Agreement which terminated portions of the Hutchmed Agreement related to the RIPK1
HMPL-662
compound, and extended the Company’s deadline for License Option exercise by an additional year to allow time for additional research to be performed on two of the remaining targets.
On October 16, 2023, the Company exercised the License Option for (a) anti-OX40 mAB, and (b) the BTK (Bruton tyrosine kinase) inhibiter. The Company elected to pay Hutchmed the option exercise fee in the form of ordinary shares pursuant to the financial provisions of the Hutchmed Agreement. The License Option rights to
CSF-1R
HMPL-958
were not exercised and have expired under the terms of the Hutchmed Agreement.
In February 2024, the Company and Hutchmed entered into a share subscription agreement whereby the Company issued 140,636,592 of ordinary shares for satisfaction of the option exercise fees for the two licensed compounds. For the year ended December 31, 2024, the Company recorded $14.0 million in research and development expenses related to the issuance of ordinary shares on the consolidated statements of operations and comprehensive loss.
Affibody
On April 29, 2020, the Company entered into a License and Collaboration Agreement (the “Affibody Agreement”) with Affibody AB (“Affibody”). The Company entered into the Affibody Agreement as a strategic partnership to develop and commercialize Affibody’s
ABY-035,
a bispecific molecule targeting
Interleukin-17A,
for multiple auto-immune diseases.
Under the Affibody Agreement, the Company received an exclusive license to develop and commercialize any and all products and associated products utilizing
ABY-035
in mainland China, Hong Kong, Taiwan, Macau, and South Korea (“Inmagene Territory”), a
non-exclusive
license to Affibody’s proprietary platform that is necessary or useful to develop and commercialize the licensed products in the Inmagene Territory and development activities in the Asia Pacific region, excluding Japan. Affibody will be responsible for the manufacturing and supply of
ABY-035
for development and commercialization worldwide and is not precluded from additional collaboration and licensing agreements in territories not covered by the Affibody Agreement.
Under the terms of the Affibody Agreement, the Company paid a $10.0 million upfront payment and Affibody is eligible to receive up to $37.5 million in payments based on development and regulatory milestones and up to $178.0 million in payments based on sales-based milestones, plus tiered sales-based royalties ranging from high-single-digit to low-double-digit
percentages in the Inmagene Territory.
Additionally, Inmagene will share the global development costs of select clinical trials and be eligible to receive from Affibody up to $36.0 million in payments relating to certain global development, regulatory and sales-based milestones and tiered low-single-digit
sales-based royalties on net sales outside of the Inmagene Territory.
None of the payments under the Affibody Agreement are refundable. See Note 15, “Subsequent Events” for detail on the termination of the Affibody Agreement.
13. Segment Information
The Company operates and manages its business as a
singl
e
operating and reportable segment for the purpose of assessing performance and making operating decisions. The Company’s chief executive officer
, who is the CODM, reviews the Company’s financial information on an aggregated basis for purposes of evaluating financial performance and allocating resources. The CODM assesses operating performance as compared to planned activities for the operating segment and decides how to allocate resources based on net loss that also is reported on the consolidated statement of operations and comprehensive loss.
The Company derives license revenue primarily in the United States from research and development collaborations and manages the business activities on a consolidated basis.
In
addition
, the CODM is regularly provided the following significant segment financial information to assist in segment performance evaluation, resource allocation, and decision-making (in thousands):

	For the year ended December 31,
	2024	2023
Research and Development
Clinical research and outside services	$12,666	$15,275
Compensation and related	4,001	6,113
Consulting and professional services	2	—
Other research and development expenses (a)	15,440	538

Total research and development expense	$32,109	$21,926

General and Administrative
Compensation and related	$2,645	2,602
Consulting and professional services	3,152	1,351
Other general and administrative expenses (b)	2,594	4,008

Total general and administrative expense	$8,391	$7,961

(a)
Other research and development expenses include depreciation and amortization expense, losses on sale of property and equipment of $
1.3
 million for the year ended December 31, 2024,
non-cash
research and development expense for issuance of ordinary shares related to the Hutchmed Agreement of $14.0 million for the year ended December 31, 2024, and certain departmental expenses.

(b)	Other general and administrative expenses include depreciation expense, amortization expense, and certain departmental expenses.
The
table
below is a summary of the Company’s geographic information for property and equipment, net (in thousands):

	As of December 31,
	2024	2023
China	$—	$3,321
United States	8	13

Total property and equipment, net	$8	$3,334

14.
Income
Taxes
The Company is subject to taxation in the United States,
China
, Hong Kong, Australia, and Singapore. Loss before income taxes was as follows (in thousands):

	Year Ended December 31,
	2024	2023
U.S. operations (domestic)	$7,941	$11,280
Non-U.S. operations (foreign)	28,614	9,588

Loss before provision for income taxes	$36,555	$20,868

The significant components of the provision for income taxes are as follows:

	Year Ended December 31,
	2024	2023
Current expense:
Federal	$—	$221
State	13	19
Foreign	—	40
Total current expense:	13	280
Deferred expense:
Federal	—	—
State	—	—
Foreign	—	—
Total deferred expense:	—	—
Total income tax provision:	$13	$280

A reconciliation of the provision for income taxes to the amount computed by applying the statutory federal income tax rate to the net loss is summarized as follows (in thousands):

	Year Ended December 31,
	2024	2023
Domestic statutory rate	21%	21%
Foreign rate differential	(9)%	4%
China R&D deduction	0%	12%
Nondeductible expenses	(1)%	0%
Non-deductible intellectual property rights	0%	6%
Tax credits	1%	2%
Change in valuation allowance	(12)%	(46)%

Total	0%	(1)%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes and operating losses and tax credit carryforwards. The Company has established a valuation allowance against net deferred tax assets due to the uncertainty that such assets will be realized. The Company periodically evaluates the recoverability of the deferred tax assets. At such time as it is determined that it is more likely than not that the deferred tax asset will be realized, the valuation allowance will be reduced. The significant components of the Company’s deferred tax assets and liabilities for the years ended December 31, 2024 and 2023 are shown below (in thousands):

	Year Ended December 31,
	2024	2023
Deferred tax assets
Net operating losses	$26,334	$23,957
Intellectual property sale	3,405	3,405
Capitalized R&D	4,185	2,915
Other	994	438

Total deferred tax assets	34,918	30,715
Less: valuation allowance	(34,779)	(30,590)
Total net deferred tax assets	139	125
Deferred tax liabilities
Operating lease right-of-use assets	(139)	(58)

Other	—	(67)
Total deferred tax liabilities	(139)	(125)

Total net deferred taxes	$—	$—

The valuation allowance increased by $4.0 million and by $10.0 million for the years ended December 31, 2024 and 2023, respectively, primarily due to the net operating losses carryforwards and research and development credits.

The following table summarizes the Company’s net operating losses and tax credit carryforwards by jurisdiction (in thousands):

	Amount at December 31, 2024	Amount at December 31, 2023	Year expiration begins
Net operating losses:
U.S. federal	$1,688	$—	Indefinite
U.S. state	9,084	1,772	2041
Australia	959	—	Indefinite
Hong Kong	920	902	Indefinite
Other China	99,555	95,291	2025
Tax credits:
U.S. federal	$671	$255	2043
U.S. state	316	247	Indefinite
The net operating loss carryforwards and the research tax credit carryforwards are subject to an annual limitation under Section 382 and 383 of the Internal Revenue Code of 1986, and similar state provisions due to ownership change limitations that have occurred which will limit the amount of net operating loss and tax credit carryforwards that can be utilized to offset future taxable income and tax, respectively. In general, an ownership change, as defined by Section 382 and 383, results from transactions increasing ownership of certain shareholders or public groups in the shares of the corporation by more than 50 percentage points over a three-year period. The Company has not completed an IRC Section 382/383 analysis regarding the limitation of net operating loss and research and development credit carryforwards. If a change in ownership were to have occurred, net operating loss and tax credit carryforwards could be eliminated or restricted. If restricted, the reduction to tax attribute utilization could generate additional tax liability. If eliminated, the related asset would be removed from the deferred tax asset schedule with a corresponding reduction in the valuation allowance. Due to the existence of the full valuation allowance, limitations created by ownership changes, if any, related to the Company’s operations in the United States will not impact the Company’s effective tax rate.
The Company recognizes a tax benefit from an uncertain tax position when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits, and uncertain income tax positions must meet a more likely than not recognition threshold to be recognized. The Company recognizes interest and penalties related to unrecognized tax benefits within the income tax expense line in the consolidated statement of operations and comprehensive loss. As of December 31, 2024, and December 31, 2023, the Company accrued no material interest and penalties.
The following table summarizes the changes to the Company’s gross unrecognized tax benefits (in thousands):

Unrecognized tax benefit	Amount
Balance at December 31, 2022	$123
Additions based on tax positions related to the current year	115
Additions based on tax positions of prior years	—
Reductions for tax positions of prior years	—
Settlements	—

Balance at December 31, 2023	238
Additions based on tax positions related to the current year	75
Additions based on tax positions of prior years	—
Reductions for tax positions of prior years	—
Settlements	—

Balance at December 31, 2024	$313

The Company estimates that there will be no material change in its uncertain tax position in the next 12 months. The Company files income tax returns in the United States, Hong Kong, China, Singapore, and Australia. Due to the Company’s losses incurred, the Company is subject to income tax examination by tax authorities since inception. As of December 31, 2024, the Company is not currently under examination by any federal, state, or foreign taxing authorities. The Company has not recorded deferred income taxes with respect to basis differences between financial statement and income tax investment amounts in its subsidiaries because the Company considers them to be indefinitely reinvested as of December 31, 2023 and 2024. It is currently not practicable to determine the hypothetical amount of tax that might be payable if the underlying basis differences were realized.
15. Subsequent Events
The Company evaluated subsequent events occurring subsequent to December 31, 2024 through March 18, 2025, the date the consolidated financial statements were available for issuance.
On January 9, 2025, the Company entered into an agreement with Affibody to terminate the Affibody Agreement effective as of January 10, 2025. In accordance with the terms of the Affibody Agreement, all corresponding licenses or sublicenses were terminated, and the Company agreed to wind down any ongoing studies for any compounds subject to the Affibody Agreement.
Events
Subsequent to Original Issuance of Financial Statements (Unaudited)
In connection with the reissuance of the financial statements, the Company has evaluated subsequent events through September 8, 2025, the date the financial statements were available to be reissued.
The Company received Term Loan Advances of $7.5 million in April 2025 and $7.5 million in May 2025. Total Term Loan Advances received as of the reissuance of the financial statements is $22.5 million.
The Merger
On July 25, 2025, the Delaware corporation formerly known as Ikena Oncology, Inc. (“Ikena”) completed its previously announced
merger with the Company in accordance with the terms of the Agreement and Plan of Merger, dated as of December 23, 2024 (the “Merger Agreement”). Prior to the merger, Ikena effected a
1-for-12
reverse stock split of its common stock (the “Reverse Stock Split”). Pursuant to the Plan of Merger for the First Merger, Merger Sub I was merged with and into the Company and the Company became a wholly owned subsidiary of Ikena. Pursuant to the Plan of Merger for the Second Merger, Merger Sub II was merged with and into the Company and Merger Sub II became a wholly owned subsidiary of Ikena. Ikena then changed its name to “ImageneBio, Inc.” and the business conducted by Ikena became primarily the business conducted by the Company immediately prior to the Merger.
Under the terms of the Merger Agreement, each ordinary share and preferred share of the Company (each such share, an “Inmagene Share”) held as treasury shares were canceled. Each then-outstanding Inmagene Share was converted into the right to receive 0.0030510 shares of Ikena common stock, par value $0.001 per share (“Ikena Common Stock”) (such ratio, the “Exchange Ratio”) and each then-outstanding option to purchase Inmagene Shares was converted into an option to purchase Ikena Common Stock, subject to adjustment as set forth in the Merger Agreement. Ikena issued an aggregate of 4,601,375 shares of Ikena Common Stock to Company shareholders based on the Exchange Ratio, resulting in 11,181,676 shares of common stock of the Combined Company outstanding immediately following the Merger and the PIPE Financing (defined below).
Concurrently with the execution of the Merger Agreement, Ikena entered into the Subscription Agreements with certain accredited investors (the “PIPE Investors”), pursuant to which, following the closing of the Merger, the PIPE Investors subscribed for and purchased an aggregate of 2,508,337 shares of Ikena Common Stock, after giving effect to the Reverse Stock Split, at a price of approximately $29.90 per share for aggregate gross proceeds of approximately $75.0 million (the “PIPE Financing”).

The shares of Ikena Common Stock, which traded on The Nasdaq Global Market through the close of business on Friday, July 25, 2025, under the ticker symbol “IKNA,” commenced trading on The Nasdaq Capital Market on a post-Reverse Stock Split adjusted basis under the ticker symbol “IMA” on July 28, 2025. The Combined Company’s common stock is represented by a new CUSIP number, 45175G 207. As a result of the closing of the Merger, subsequent to quarter ended June 30, 2025, certain of the Company’s vested stock options became exercisable and all outstanding restricted stock units fully vested.
The Non-OX40 Divestiture
On July 25, 2025, immediately prior to consummation of the Merger, the Company consummated the divestiture of the non-IMG-007
business related assets, business and operations (the
“Non-OX40
Business”) controlled by the Company immediately prior to the Merger (the
“Non-OX40
Divestiture”). Specifically, the Company sold and transferred (including via sublicense) all of the
Non-OX40
Business to Miragene Inc, a newly formed private company and wholly owned subsidiary of the Company (“SellCo”).
As part of the
Non-OX40
Divestiture, Miragene Co, a newly formed private company (“BuyCo”) held by the holders of the Company’s outstanding shares prior to the Merger, purchased from the Company all of the outstanding share capital of SellCo (holding the
Non-OX40
Business) in exchange for a promissory note in the amount of $8,900,000 issued by BuyCo to the Company. The promissory note accrues interest at an annual rate of 4.61%, with interest payments due monthly in arrears, unless BuyCo elects to capitalize the interest through payment-in-kind
(PIK) treatment. The promissory note matures on the earlier of (i) the year 2035 or (ii) the date on which the Company declares the promissory note due and payable or after the occurrence of an event of default. Additionally, in the event that BuyCo receives certain specified milestone or license payments, after the second anniversary of the promissory note, 50% of such proceeds must be used to prepay the outstanding balance of the promissory note. Any payments made under the promissory note from BuyCo to the Company will be distributed to Inmagene CVR holders as Inmagene CVR Payments.
As a result of the
Non-OX40
Divestiture,
IMG-007,
a
non-depleting
anti-OX40 monoclonal antibody, for the treatment of atopic dermatitis and other potential indications, became the only product candidate of the Company in clinical development.
Transition Services Agreement
In connection with the
Non-OX40
Divestiture, the Company entered into a Transition Services Agreement (the “Transition Services Agreement”) with SellCo (as defined above) for certain transitional services related to the ongoing operations of the Company’s business with respect to the
IMG-007
program, including services related to chemistry, manufacturing and controls, regulatory affairs, clinical trial support and operations, translational science research and support, bioanalysis, pharmacovigilance, program management, accounting and finance, program management communication, administration and human resources and intellectual property support (collectively, the “Miragene Services”).
The initial term of the Transition Services Agreement is six months, which shall be automatically extended for an additional six months unless during the first three months of the Initial Term, the Company provides written notice to terminate the Transition Services Agreement (as may be extended, the “Initial Term”). In addition, the Company may extend the term for the receipt of the Miragene Services for up to an additional 12 months upon 60 days’ prior written notice prior to the end of the Initial Term.
Upon the closing of the Merger, the Company paid SellCo $1.25 million as pre-payment
for the Miragene Services to be provided during the Initial Term. Up to $1.25 million may be payable if the Initial Term is automatically extended for the Miragene Services to be provided during such period. If the Transition Services Agreement is extended beyond the Initial Term, the Miragene Services shall be provided at an annual FTE rate of $200,000.

In addition, pursuant to the Transition Services Agreement, SellCo shall be permitted to use the Company’s principal executive offices under specified circumstances at an agreed monthly rate.
The Transition Services Agreement may be terminated after the Initial Term by either party upon 60 days’ prior written notice or by SellCo after the completion by the Company of the sale or other disposition of any portion of the Company’s business, assets or properties constituting all or a majority of the
IMG-007
Business (as defined in the Transition Services Agreement).

INMAGENE BIOPHARMACEUTICALS
CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited)
(In thousands, except share and per share amounts)

	June 30, 2025	December 31, 2024
Assets
Current assets:
Cash and cash equivalents	$6,021	$12,118
Prepaid expenses and other current assets	6,561	350

Total current assets	12,582	12,468
Non-current assets:
Operating lease right-of-use assets, net	392	547
Other non-current assets	1,014	1,019
Deferred offering costs	5,138	1,888

Total assets	$19,126	$15,922

Liabilities, Redeemable Convertible Preferred Shares and Shareholders’ Deficit
Current liabilities:
Accounts payable	$6,554	$5,290
Accrued expenses and other current liabilities	4,412	3,460
Deferred revenue, current	—	650
Lease liabilities, current	255	309
Term loan	22,893	7,500

Total current liabilities	34,114	17,209

Non-current liabilities:
Lease liabilities, non-current	124	239
Total liabilities	34,238	17,448
Commitments and contingencies (Note 8)
Redeemable convertible preferred shares:
Series Seed redeemable convertible preferred shares — $0.00005 par value; 71,428,571 shares authorized, issued and outstanding as of June 30, 2025 and December 31, 2024; liquidation preference of $1,000 as of June 30, 2025 and December 31, 2024	994	919
Series B redeemable convertible preferred shares — $0.00005 par value, 239,156,361 shares authorized, issued and outstanding as of June 30, 2025 and December 31, 2024; liquidation preference of $30,982 and $29,943 as of June 30, 2025 and December 31, 2024, respectively	30,088	28,966
Series C-1 redeemable convertible preferred shares — $0.00005 par value; 290,202,451 shares authorized, and 270,636,854 issued and outstanding as of June 30, 2025 and December 31, 2024; liquidation preference of $86,513 and $83,507 as of June 30, 2025 and December 31, 2024, respectively	84,780	81,714
Series C-2 redeemable convertible preferred shares — $0.00005 par value; 351,591,430 shares authorized, and 127,875,914 issued and outstanding as of June 30, 2025 and December 31, 2024; liquidation preference of $50,929 and $49,125 as of June 30, 2025 and December 31, 2024, respectively	49,377	47,440

Total redeemable convertible preferred shares	165,239	159,039

Shareholders’ deficit:
Series A convertible preferred shares — $0.00005 par value; 326,079,495 shares authorized, issued and outstanding as of June 30, 2025 and December 31, 2024	18,967	18,967
Ordinary shares — $0.00005 par value, 18,721,541,692 shares authorized as of June 30, 2025 and December 31, 2024; 462,684,023 and 462,105,898 shares issued and outstanding as of June 30, 2025 and December 31, 2024, respectively	17	17
Additional paid-in capital	—	2,142
Accumulated deficit	(197,518)	(179,900)
Accumulated other comprehensive loss	(1,817)	(1,791)

Total shareholders’ deficit	(180,351)	(160,565)

Total liabilities, redeemable convertible preferred shares and shareholders’ deficit	$19,126	$15,922

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

INMAGENE BIOPHARMACEUTICALS
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(Unaudited)
(In thousands, except share and per share amounts)

	For the Three Months Ended June 30		For the Six Months Ended June 30
	2025	2024	2025	2024
License revenue	$—	$—	$800	$—
Operating expenses:
Research and development	5,654	4,476	9,693	24,465
General and administrative	1,705	1,909	4,460	4,357

Total operating expenses	7,359	6,385	14,153	28,822

Loss from operations	(7,359)	(6,385)	(13,353)	(28,822)
Other income (expense):
Interest (expense) income, net	(194)	298	(313)	298
Other (expense) income, net	(32)	(172)	4	(49)

Total other (expense) income, net	(226)	126	(309)	249

Loss before income taxes	(7,585)	(6,259)	(13,662)	(28,573)
Provision for income taxes	—	—	—	—

Net loss	$(7,585)	$(6,259)	$(13,662)	$(28,573)
Less: Accretion of redeemable convertible preferred shares	3,149	2,908	6,200	5,759

Net loss attributable to ordinary shareholders	$(10,734)	$(9,167)	$(19,862)	$(34,332)

Loss per share ordinary share — basic and diluted:
Ordinary shares	$(4.46)	$(4.64)	$(8.26)	$(17.38)

Series A convertible preferred shares	(4.46)	(4.64)	(8.26)	(17.38)

Weighted average shares used to compute basic and diluted loss per share:
Ordinary shares	1,411,649	980,803	1,410,811	980,803
Series A convertible preferred shares	994,869	994,869	994,869	994,869
Comprehensive loss:
Net loss	$(7,585)	$(6,259)	$(13,662)	$(28,573)
Other comprehensive loss:
Foreign currency translation adjustment	(17)	(62)	(26)	(100)

Total comprehensive loss	$(7,602)	$(6,321)	$(13,688)	$(28,673)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

INMAGENE BIOPHARMACEUTICALS
CONDENSED CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS’ DEFICIT
(Unaudited)
(In thousands, except share data)

	Redeemable Convertible Preferred Shares
	Series Seed Preferred Shares		Series B Preferred Shares	Series C-1 Preferred Shares		Series C-2 Preferred Shares		Total Redeemable Convertible	Series A Preferred Shares	Ordinary Shares		Additional Paid-In Capital		Accumulated Deficit	Accumulated Other Comprehensive Loss		Total Shareholders’ Deficit
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Preferred Shares	Shares	Amount	Shares	Amount
Balance at December 31, 2024	71,428,571	$919	239,156,361	$28,966	270,636,854	$81,714	127,875,914	$47,440	$159,039	326,079,495	$18,967	462,105,898	$17	$2,142	$(179,900)	$(1,791)	$(160,565)
Issuance of ordinary shares upon exercise of stock options	—	—	—	—	—	—	—	—	—	—	—	578,125	—	45	—	—	45
Stock based compensation	—	—	—	—	—	—	—	—	—	—	—	—	—	57	—	—	57
Accretion of Redeemable Convertible Preferred Shares to redemption value	—	36	—	552	—	1,510	—	953	3,051	—	—	—	—	(2,244)	(807)	—	(3,051)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(9)	(9)

Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(6,077)	—	(6,077)
Balance at March 31, 2025	71,428,571	$955	239,156,361	$29,518	270,636,854	$83,224	127,875,914	$48,393	$162,090	326,079,495	$18,967	462,684,023	$17	$—	$(186,784)	$(1,800)	$(169,600)
Accretion of Redeemable Convertible Preferred Shares to redemption value	—	39	—	570	—	1,556	—	984	3,149	—	—	—	—	—	(3,149)	—	(3,149)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(17)	(17)
Net loss	—	—	—	—	—	—	—	—		—	—	—	—	—	$(7,585)	—	$(7,585)

Balance at June 30, 2025	71,428,571	$994	239,156,361	$30,088	270,636,854	84,780	127,875,914	$49,377	$165,239	326,079,495	$18,967	462,684,023	$17	$—	$(197,518)	$(1,817)	$(180,351)

	Redeemable Convertible Preferred Shares
	Series Seed Preferred Shares		Series B Preferred Shares	Series C-1 Preferred Shares		Series C-2 Preferred Shares		Total Redeemable Convertible	Series A Preferred Shares	Ordinary Shares		Additional Paid-In Capital		Accumulated Deficit	Accumulated Other Comprehensive Loss		Total Shareholders’ Deficit
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Preferred Shares	Shares	Amount	Shares	Amount
Balance at December 31, 2023	71,428,571	$785	239,156,361	$26,825	270,636,854	$75,859	127,875,914	$43,754	147,223	326,079,495	$18,967	321,469,306	$10	$—	$(143,332)	$(1,753)	$(126,108)
Ordinary shares issuable pursuant to Hutchmed agreement	—	—	—	—	—	—	—	—	—	—	—	—	—	13,965	—	—	13,965
Accretion of Redeemable Convertible Preferred Shares to redemption value	—	31	—	517	—	1,414	—	889	2,851	—	—	—	—	(2,851)	—	—	(2,851)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(38)	(38)
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(22,314)	—	(22,314)

Balance at March 31, 2024	71,428,571	$816	239,156,361	$27,342	270,636,854	$77,273	127,875,914	$44,643	$150,074	326,079,495	$18,967	321,469,306	$10	$11,114	$(165,646)	$(1,791)	$(137,346)

Accretion of Redeemable Convertible Preferred Shares to redemption value	—	33	—	527	—	1,442	—	906	2,908	—	—	—	—	(2,908)	—	—	(2,908)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(62)	(62)
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(6,259)	—	(6,259)

Balance at June 30, 2024	71,428,571	$849	239,156,361	$27,869	270,636,854	$78,715	127,875,914	$45,549	$152,982	326,079,495	$18,967	321,469,306	$10	$8,206	$(171,905)	$(1,853)	$(146,575)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

INMAGENE BIOPHARMACEUTICALS
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(In thousands)

	Six Months Ended June, 30
	2025	2024
Cash flows from operating activities:
Net loss	$(13,622)	$(28,573)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	4	1,045
Non-cash interest expense	393	—
Stock-based compensation expense	57	—
Amortization of right of use-assets	158	237
Non-cash research and development expense for the ordinary shares issuable pursuant to Hutchmed Agreement	—	13,965
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(6,206)	(271)
Other non-current assets	(1)	53
Accounts payable	961	660
Accrued expenses and other current liabilities	(14)	(2,004)
Deferred revenue	(650)	—
Operating lease liabilities	(171)	(250)

Net cash used in operating activities	(19,131)	(15,138)

Cash flows from investing activities:
Maturities and sales of short-term investments	—	10,151

Net cash provided by investing activities	—	10,151

Cash flows from financing activities:
Proceeds from exercise of share options	45	—
Proceeds from term loan	15,000	—
Payment of deferred offering costs	(2,001)	—
Net cash provided by financing activities	13,044	—
Effects of exchange rates on cash and cash equivalents	(10)	4
Net decrease in cash and cash equivalents	(6,097)	(4,983)
Cash and cash equivalents, beginning of year	12,118	15,321

Cash and cash equivalents, end of year	$6,021	$10,338

Supplemental disclosure of cash flow information:
Cash paid for income taxes, net	$14	$—

Supplemental disclosure of non-cash investing and financing information:
Accretion of redeemable convertible preferred shares	$6,200	$5,759

Deferred offering costs in accounts payable	$285	$—

Deferred offering costs in accrued expenses and other current liabilities	$2,258	$—

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

INMAGENE BIOPHARMACEUTICALS
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
1. Organization
Description of Business
Inmagene Biopharmaceuticals (collectively, with its consolidated subsidiaries, the “Company”) is a clinical stage biopharmaceutical company focused on developing innovative and differentiated therapies for immunological and inflammatory diseases. The Company’s lead asset
IMG-007,
a
non-depleting
anti-OX40 monoclonal antibody, is in two global Phase 2a clinical trials in atopic dermatitis and alopecia areata. The Company was incorporated in the Cayman Islands in 2019 and is headquartered in San Diego, California.
Liquidity and Going Concern
The accompanying unaudited condensed consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.
The Company has incurred recurring losses and negative cash flows from operations since its inception. For the three and six months ended June 30, 2025, the Company incurred a net loss of $7.6 million and $13.7 million, respectively. For the six months ended June 30, 2025 the Company has used $19.1 million of cash in operating activities. As of June 30, 2025, the Company had an accumulated deficit of $197.5 million and cash and cash equivalents of $6.0 million.
Since inception, the Company has devoted substantially all of its resources to advancing the development of its portfolio of programs, organizing and staffing the Company, business planning, raising capital, and providing general and administrative support for these operations. Current and future programs will require significant research and development efforts, including preclinical and clinical trials, and regulatory approvals for commercialization. These efforts require significant amounts of additional capital, adequate personnel, and infrastructure. Even if the Company’s development efforts are successful, it is uncertain when, if ever, the Company will realize significant revenue from product sales. If the Company obtains regulatory approval for its product candidate or any future product candidates and starts to generate revenue, it expects to incur significant expenses related to developing its internal commercialization capability to support product sales, marketing, and distribution.
As a result, the Company will need substantial additional funding to support its operating activities as it advances its potential product candidate or any future product candidates through development, seeks regulatory approval and prepares for and, if its product candidate or any future product candidates are approved, proceeds to commercialization. Until such time as the Company can generate significant revenue from product sales, if ever, the Company expects to finance its operating activities through a combination of equity offerings, government or private party grants, debt financings and license and collaboration agreements. Adequate funding may not be available to the Company on acceptable terms, or at all. Management expects that existing cash and cash equivalents are not sufficient to fund its current operating plan for at least the next 12 months from the date these condensed consolidated financial statements are available to be issued.
If the Company is unable to obtain additional funding, the Company will assess its capital resources and may be required to delay, reduce the scope of, or eliminate some or all of its planned operations, which may have a material adverse effect on the Company’s business, financial condition, results of operations, and ability to operate as a going concern. The financial statements do not include any adjustments that may result if the Company is not able to continue as a going concern.
On December 23, 2024, Ikena Oncology, Inc. (“Ikena”), and the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, among other matters, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Insight Merger Sub I, a wholly owned subsidiary of Ikena merged with and into the Company, with the Company continuing as a wholly owned subsidiary of Ikena and the surviving corporation of the merger (the “First Merger”). Immediately following the effective time of the First Merger (the “first effective time”) and as part of the same overall transaction, the Company merged with and into Insight Merger Sub II, a wholly-owned subsidiary of Ikena (“Merger Sub II”) (the “Second Merger” and, together with the First Merger, the “Merger”), with Merger Sub II being the surviving entity of the Second Merger. In connection with the Merger, Merger Sub II changed its corporate name to “Imagene Biopharmaceuticals” and Ikena changed its name to “ImageneBio, Inc.” Ikena, following the Merger, is referred to herein as the “Combined Company.” On July 25, 2025, the Merger between Ikena and Inmagene was completed and Ikena changed its name to ImageneBio, Inc.
Concurrent with the execution of the Merger Agreement, Ikena entered into subscription agreements (the “Subscription Agreements”) with certain investors to which Ikena agreed to issue and sell to such investors shares of Ikena’s common stock for gross proceeds of $75.0 million (the “Ikena concurrent financing”), which immediately followed the closing of the Second Merger. Ikena immediately contributed the proceeds from the Ikena concurrent financing to Merger Sub II (which the Company was merged into) as a capital contribution to fund the development of
IMG-007
and for working capital and general corporate purposes.
Concurrent with the execution of the Merger Agreement, the Company and Ikena entered into a Loan and Security Agreement (the “Loan Agreement”), pursuant to which Ikena has agreed to loan the Company up to $22.5 million in term loans of at least $7.5 million (collectively, the “Term Loan Advances”), with the first Term Loan Advance occurring within three days of the execution of the Loan Agreement. The Term Loan Advances shall bear interest, on the outstanding daily balance thereof, at a rate of 6.0% per annum, and may be prepaid at any time without a premium or a penalty. The Term Loan Advances are secured by all assets held or owned by Inmagene Biopharmaceuticals in respect of the anti-OX40 monoclonal antibody asset,
IMG-007.
Upon consummation of the Merger, all obligations (as defined in the Loan Agreement) were automatically forgiven, and the Loan Agreement was terminated. The Term Loan Advances, including interest accrued therewith, was added to Ikena’s net cash for purposes of the Merger Agreement, including the calculation of the Exchange Ratio (as defined in the Merger Agreement) and the closing conditions.
Immediately prior to the first effective time, Ikena, the Company and the designated rights agent entered into a Contingent Value Rights Agreement (the “Inmagene CVR Agreement”), pursuant to which Company shareholders of record as of the close of business on the last business day prior to the day on which the first effective time occurred received one contingent value right (each, an “Inmagene CVR”) for each outstanding Company share held by such shareholder on such date. Pursuant to the Inmagene CVR Agreement, each Inmagene CVR holder will be entitled to certain rights to receive (i) 100% of the net proceeds, if any, received by Ikena as a result of contingent payments (“Inmagene CVR Payments”) made to Ikena, such as milestone, royalty or earnout payments, received under any disposition agreements related to the programs and projects controlled by the Company any time prior to the closing date of the Merger (other than its anti-OX40 monoclonal antibody asset,
IMG-007),
as may be further developed by or on behalf of Ikena after the closing of the Merger (the “Inmagene CVR Asset”), which is entered into prior to the closing of the Merger and (ii) 90% of the net proceeds received by Ikena as a result of Inmagene CVR Payments received under any disposition agreements related to the Inmagene CVR Assets entered into after the closing date of the Merger and prior to the first anniversary of the closing of the Merger. Such proceeds are subject to certain permitted deductions, including for applicable tax payments, certain expenses incurred by Ikena or its affiliates, and losses incurred or reasonably expected to be incurred by Ikena or its affiliates due to a third-party proceeding in connection with a disposition.
Based upon Management’s expectation of continuing operating losses for the foreseeable future, the Company has concluded there is substantial doubt about its ability to continue as a going concern as of June 30, 2025.

2. Summary of Significant Accounting Policies
Basis of Presentation
The accompanying unaudited condensed consolidated financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America (“U.S. GAAP”) and reflect the operations of the Company and its fully owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.
These interim financial statements do not include all the information and footnotes required by U.S. GAAP for annual financial statements and should be read in conjunction with the audited financial statements for the year ended December 31, 2024, which are included elsewhere in Ikena’s definitive proxy statement/prospectus filed on Form
S-4
with the U.S. Securities and Exchange Commission (the “SEC”), most recently amended on June 9, 2025 and declared effective on June 11, 2025 (“Ikena’s definitive proxy statement/prospectus”). In the opinion of the Company, the accompanying unaudited condensed financial statements contain all adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of its financial position as of June 30, 2025, and its results of operations for the three and six months ended June 30, 2025 and 2024, and cash flows for the six months ended June 30, 2025 and 2024. The condensed consolidated balance sheet at December 31, 2024, was derived from audited annual financial statements but does not contain all of the footnote disclosures from the annual financial statements.
There have been no material changes to the Company’s significant accounting policies as described in the Company’s audited consolidated annual financial statements for the year ended December 31, 2024 are included in the Ikena’s definitive proxy statement/prospectus.
Use of Estimates
The preparation of condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the condensed consolidated financial statements and accompanying notes. Significant estimates and assumptions reflected in these condensed consolidated financial statements include, but are not limited to, accrued research and development expenses, share-based compensation, the fair value of ordinary and redeemable convertible preferred shares, and the amount and timing of revenue recognition. The Company bases its estimates on historical experience, known trends and other factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates as there are changes in facts, circumstances, and experience. Changes in estimates are recorded in the period in which they become known. Actual results may differ from those estimates or assumptions.
Net Loss Per Share
The Company applies the
two-class
method to compute basic and diluted net loss per share attributable to ordinary shareholders when it has issued shares that meet the definition of participating securities. The two-class
method determines net loss per share for each class of common and participating securities according to dividends declared or accumulated and participation rights in undistributed earnings. The two-class
method requires loss available to ordinary shareholders for the period to be allocated between ordinary shares and participating securities based upon their respective rights to share in the earnings as if all loss for the period had been distributed. The Company’s redeemable convertible preferred shares participate in any dividends declared by the Company and are therefore considered to be participating securities. The participating securities are not required to participate in the losses of the Company, and therefore during periods of loss there is no allocation required under the two-class
method.
The Company has two classes of ordinary shares outstanding — ordinary shares and Series A convertible preferred shares. Basic net loss per share attributable to ordinary shareholders is computed by allocating the undistributed earnings for each period to each class on a proportionate basis. Net loss per share is computed by dividing the net loss attributable to each class of ordinary share by the weighted average number of ordinary shares of each class outstanding for the period. The two-class
method is expected to yield the same basic loss per share for ordinary share and Series A convertible preferred shares as there are no differences in dividend rights between the two classes. Diluted net loss attributable to ordinary shareholders is computed by adjusting net loss per share attributable to ordinary shareholders based on the potential impact of dilutive securities. Diluted net loss per share attributable to ordinary shareholders is computed by dividing the diluted net loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding for the period, including potential dilutive ordinary shares. For purpose of this calculation, outstanding options to purchase ordinary shares and shares of convertible preferred shares as converted to ordinary shares are considered potential dilutive ordinary shares. The Company generated a net loss in all periods presented, and therefore the basic and diluted net loss per share attributable to ordinary shareholders is the same as the inclusion of the potentially dilutive securities would be anti-dilutive. The following potentially dilutive securities have been excluded from the computation of diluted weighted-average shares outstanding, as the effect of including these securities would have been anti-dilutive:

	As of June 30,
	2025	2024
Share options to purchase ordinary shares	158,575,852	141,325,852
Redeemable convertible preferred stock (as converted to ordinary shares)	709,097,700	709,097,700
Contingently issuable ordinary shares pursuant to Hutchmed share subscription agreement	—	140,636,592

Total potentially dilutive securities	867,673,552	991,060,144

Recently Adopted Accounting Standards
The Company implemented all new accounting pronouncements that are in effect and may have an impact on the condensed consolidated financial statements. Unless otherwise discussed, the Company believes the impact of any recently issued and not yet effective pronouncements will not have a material impact on the condensed consolidated financial statements.
Recently Issued Accounting Pronouncements Not Yet Adopted
In December 2023, the FASB issued ASU
No. 2023-09,
Income Taxes (Topic 740) — Improvements to Income Tax Disclosures (“ASU
2023-09”),
which is intended to enhance the transparency and decision usefulness of income tax disclosures. The amendments in ASU
2023-09
provide for enhanced income tax information primarily through changes to the income taxes paid information. ASU
2023-09
is effective for the Company for annual periods beginning after December 15, 2024. Early adoption is permitted. The Company is currently assessing the impact of this standard on its consolidated financial statements and related disclosures but does not expect it to be material.
In November 2024, the FASB issued ASU
No. 2024-03
Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic
220-40)
and provided a clarifying update in January 2025. The amendments increase disclosure requirements primarily through enhanced disclosures about types of expenses (including purchases of inventory, employee compensation, depreciation, and amortization) in commonly presented expense captions. The ASU is effective for fiscal years beginning after December 15, 2026, and interim periods beginning after December 15, 2027, and is required to be applied prospectively with the option for retrospective application. Early adoption is permitted. The Company is currently evaluating the impact that this guidance will have on the disclosures on its consolidated financial statements.

On July 30, 2025 the FASB issued ASU
No. 2025-05,
Measurement of Credit Losses for Accounts Receivable and Contract Assets, which provides guidance for estimating credit losses under the current expected credit losses (CECL) model for current accounts receivable and current contract assets arising from transactions accounted for under ASC 606. The guidance is effective for periods beginning after December 15, 2025 and is required to be adopted prospectively. Early adoption is permitted. The Company is currently evaluating the impact that this guidance will have on the disclosures on its consolidated financial statements.
3. Balance Sheet Components
Prepaid Expenses and
Other Current
Assets
Prepaid expenses and
other current
assets
as of June 30, 2025 and
December
31, 2024, consisted of the following (in thousands):

	June 30, 2025	December 31, 2024
Prepaid foreign consumption tax	$—	$81
Prepaid research and development costs	6,362	57
Other receivables	99	83
Prepaid other	100	129

Prepaid expenses and other current assets	$6,561	$350

Other
Non-Current
Assets
Other
non-current
assets as of June 30, 2025 and December 31, 2024, consisted of the following (in thousands):

	June 30, 2025	December 31, 2024
Investment in Celexor	$942	$942
Non-current deposits	69	69
Property and equipment, net	3	8

Other non-current assets	$1,014	$1,019
Accrued Expenses and Other Current Liabilities
Accrued expenses and other current liabilities as of June 30, 2025 and December 31, 2024, consisted of the following (in thousands):

	June 30, 2025	December 31, 2024
Accrued research and development costs	$1,469	$654
Accrued compensation	480	931
Accrued professional fees	88	485
Accrued financing cost	2,258	1,294
Accrued other	117	96

Accrued expenses and other current liabilities	$4,412	$3,460

4. Term Loan
In connection with the execution of the Merger Agreement, the Company received $
7.5
 million of the initial Term Loan Advance in December 2024. The Term Loan Advances bear interest, on the outstanding daily balance thereof, at a rate of
6.0
% per annum, and may
be
prepaid
at any time without premium or penalty. The Company received the second Term Loan Advance of $
7.5
 million in April 2025 and the Company received the third $
7.5
 million Term Loan Advance in May 2025. Under the Loan Agreement, the Company cannot draw any additional increments as of June 30, 2025. The Company recorded the Term Loan Advances as a current liability as the initial Term Loan Advance will mature and become due and payable
six months from the termination of the Merger Agreement. Upon consummation of the Merger all unpaid Obligations (as defined in the Loan Agreement), including the loan principal and any accrued but unpaid interest, will be automatically forgiven. The Company did not incur any fees or other issuance costs to establish this loan. As of June 30, 2025, the outstanding principal balance from the initial Term Loan Advance of $22.5 million and the corresponding accrued interest of $0.4 million were included within Term loan on the condensed consolidated balance sheet
. The
Term
Loan was forgiven upon the consummation of the Merger on July 25, 2025.
5. Convertible Preferred Shares and Redeemable Convertible Preferred Shares
Convertible preferred shares and redeemable convertible preferred shares consisted of the following (in thousands, except share and per share amounts):

	As of June 30, 2025
	Shares Authorized	Shares Issued and Outstanding	Issuance price per share	Carrying Value	Liquidation Preference
Convertible preferred shares
Series A	326,079,495	326,079,495	$0.0583	$18,967	$—

Total convertible preferred shares	326,079,495	326,079,495		$18,967	$—

Redeemable convertible preferred shares
Series Seed	71,428,571	71,428,571	$0.0070	$994	$1,000
Series B	239,156,361	239,156,361	0.0876	30,088	30,982
Series C-1	290,202,451	270,636,854	0.2240	84,780	86,513
Series C-2	351,591,430	127,875,914	0.2844	49,377	50,929

Total redeemable convertible preferred shares	952,378,813	709,097,700		$165,239	$169,424

	As of December 31, 2024
	Shares Authorized	Shares Issued and Outstanding	Issuance price per share	Carrying Value	Liquidation Preference
Convertible preferred shares
Series A	326,079,495	326,079,495	$0.0583	$18,967	$—

Total convertible preferred shares	326,079,495	326,079,495		$18,967	$—

Redeemable convertible preferred shares
Series Seed	71,428,571	71,428,571	$0.0070	$919	$1,000
Series B	239,156,361	239,156,361	0.0876	28,966	29,943
Series C-1	290,202,451	270,636,854	0.2240	81,714	83,507
Series C-2	351,591,430	127,875,914	0.2844	47,440	49,125

Total redeemable convertible preferred shares	952,378,813	709,097,700		$159,039	$163,575

Series Seed Preferred Shares
The Company previously issued 71,428,571 shares of Series Seed redeemable convertible preferred shares (the “Series Seed”) for total gross proceeds of $0.5 million less Series Seed issuance fees of $0.1 million.
Series A Preferred Shares
The Company previously issued a total of 326,079,495 shares of Series A convertible preferred shares (the “Series A”) for total gross proceeds of $19.0 million less immaterial issuance fees.
Series B Preferred Shares
The Company previously issued a total of 239,156,361 shares of Series B redeemable convertible preferred shares (the “Series B”) for total gross proceeds of $21.0 million less Series B issuance fees of $0.1 million.
Series C Preferred Shares
The Company previously issued a total of 270,636,854 shares of Series
C-1
redeemable convertible preferred shares (“Series
C-1”)
for total gross proceeds of $60.6 million less Series
C-1
issuance fees of $1.1 million.
In conjunction with the achievement of certain milestones, the Company issued a total of 127,875,914 shares of Series
C-2
redeemable convertible preferred shares (“Series
C-2”)
for total gross proceeds of $36.4 million less Series
C-2
issuance fees of $0.6 million.
Collectively, the Series
C-1
and Series
C-2
shall be referred to as the Series C Preferred Shares.
The key terms of the Series Seed, Series A, Series B and Series C Preferred Shares (collectively, the “Preferred Shares”) are as follows:
Conversion rights
Each share of Preferred Shares shall be convertible, at the option of the holder, at any time, into such number of ordinary shares as is determined by dividing the original issue price by the applicable conversion price in effect at the time of conversion. The conversion price shall initially be equal to the applicable original issue price of each series of Preferred Shares. The conversion prices are subject to adjustments for share splits, combinations, ordinary share dividends, distributions, capital reorganization and certain dilutive equity issuances. As of June 30, 2025 and 2024, each series of Preferred Shares were convertible into ordinary shares on a one-for-one
basis.
Each share of Preferred Shares shall automatically be converted, based on the then -effective conversion price applicable to the relevant series of Preferred Shares upon the earlier of (i) the closing of an IPO that resulted in an offering of at least $600 million and aggregate gross proceeds of at least $60 million, or (ii) the date specified by written consent of the holders of sixty-six
percent (66%) of such class of Preferred Shares.
Voting rights
The holders of each series of Preferred Shares are entitled to vote on all matters and shall have the number of votes equal to the number of ordinary shares of into which the Preferred Shares are convertible.
The authorized number of directors on the Board shall be up to five directors including one director appointed by the Series C lead investor, one director appointed by the Series Seed holders and one director appointed by the Series B lead investor.

Dividend rights
There are no specific dividends related to each series of Preferred Shares. If the Company declares a dividend on shares of more than one class or series of capital shares, the dividend payable to the holders of Preferred Shares will be in proportion to the number of ordinary shares issuable to each holder had all Preferred Shares been converted on a fully-diluted basis. As of June 30, 2025, no dividends have been declared or paid on the Company’s Preferred Shares.
Redemption rights
The Series A preferred shareholders are not entitled to any redemption rights.
The Series Seed preferred shares are redeemable at the holders’ option at any time on or after the earlier of: (i) the seventh (7th) anniversary of August 30, 2020, or (ii) any material breach of the agreements entered into in connection with the Series Seed Purchase Agreement. The redemption price of the Series Seed preferred shares are equal to (a) 200% of the Series Seed original issue price, plus (b) an amount equal to a rate of return of 10% per annum of the original issue price of the Series Seed preferred shares calculated from the original issue date through the redemption date, plus (c) all declared or accrued but unpaid dividends, proportionally adjusted for any share splits, share dividends, combinations, recapitalizations, or similar transactions.
The Series B and Series C preferred shares are redeemable at the holders’ option at any time on or after the earlier of: (i) the seventh (7th) anniversary of August 30, 2020, or (ii) any material breach of the agreements entered into in connection with the Series B Purchase Agreement or the Series C Purchase Agreement, respectively. The redemption price of Series B and Series C preferred shares are equal to (a) 100% of the respective Series B or Series C preferred shares original issue price, plus (b) an amount equal to a rate of return of 10% per annum of the original issue price of the Series B or Series C preferred shares calculated from the original issue date through the redemption date of the respective Series B or Series C preferred shares, plus (c) all declared or accrued but unpaid dividends, proportionally adjusted for any share splits, share dividends, combinations, recapitalizations, or similar transactions.
Liquidation preference
The Series A preferred shareholders are not entitled to any liquidation preference.
In the event of any voluntary or involuntary liquidation, dissolution, winding up of the Company, or Trade Sale defined as (a) a merger, consolidation, or other corporate transaction which results in the Company’s shareholders before the transaction owning less than 50% of the voting power after the transaction or which results in greater than 50% of the voting power being transferred or (b) the sale, transfer, or lease of substantially all of the assets or intellectual property of the Company, first, the holders of shares of Series C preferred shares then outstanding shall be entitled to an amount per share equal to the sum of (i) the original issue price of the preferred shares, (ii) an amount equal to a rate of return of 10% per annum of the original issue price of the preferred shares, and (iii) all accrued but unpaid dividends. Second, the holders of shares of Series B preferred shares then outstanding shall be entitled to an amount per share equal to the sum of (i) the original issue price of the preferred shares, (ii) an amount equal to a rate of return of 10% per annum of the original issue price of the preferred shares, and (iii) all accrued but unpaid dividends. If the amount that a holder of Series B preferred shares would receive would be greater than 3.5 times the Series B original issue price of the preferred shares, then the holders of Series B preferred shares would only be entitled to the remaining assets and funds of the Company available for distribution, distributed ratably on an as-
converted basis, after paying in full the aggregate Series C shareholders and the aggregate Series Seed shareholders. Third, the shares of Series Seed preferred shares then outstanding shall be entitled to an amount per share equal to 200% of the original issue price of the Series Seed preferred shares, plus any dividends declared but unpaid. Fourth, after paying in full the aggregate Series C preferred shareholders, the aggregate Series B preferred shareholders, and the aggregate

Series Seed preferred shareholders, the remaining assets and funds of the Company available for distribution shall be distributed ratably among all investors according to the relative number of ordinary shares held by such investor, on an as-converted
basis.
If the assets of the Company available for distribution are insufficient to pay the holders the full amount they are entitled, the holders of Preferred Shares shall share ratably in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable were paid in full.
6. Ordinary Shares
The Company’s certificate of incorporation, as amended and restated, authorizes the Company to issue 18,721,541,692 ordinary shares, $0.00005 par value. As of June 30, 2025, 462,684,023 ordinary shares were issued and outstanding. Each ordinary share entitles the holder to one vote, together with the holders of Preferred Shares on an as-converted
basis, on all matters submitted to the shareholders for a vote. The holders of ordinary shares are entitled to receive dividends, if any, as declared by the Company’s Board of Directors, in proportion to the number of ordinary shares issuable to each holder of Preferred Shares.
As of June 30, 2025, the Company had reserved ordinary shares for future issuances as follows:

Series Seed Preferred Shares, as converted to ordinary	71,428,571
Series A Preferred Shares, as converted to ordinary	326,079,495
Series B Preferred Shares, as converted to ordinary	239,156,361
Series C-1 Preferred Shares, as converted to ordinary	270,636,854
Series C-2 Preferred Shares, as converted to ordinary	127,875,914
Outstanding ordinary share options	158,575,852
Ordinary shares available for grant under the Plan	208,193,482

Total	1,401,946,529

7. Share-Based Compensation
In 2019, the Board of Directors approved the adoption of the 2019 Shares Incentive Plan (the “Plan”). As of June 30, 2025, 488,816,765 ordinary shares had been authorized for issuance under the Plan, of which 122,047,431 ordinary shares have been issued. The Plan provides for the grant of incentive and non-qualified
share options, restricted share units, and restricted share awards to employees, officers, directors, consultants and advisors of the Company. As of June 30, 2025, there were 208,193,482 shares available for grant under the Plan.
Summary of share options
The Company granted share options where vesting was subject to service and performance-based criteria. The service condition is typically a four-year service vesting period, and the exercise of the share options is contingent upon consummation of certain transactions of the Company such as a change in control, corporate transaction, or Initial Public Offering. A Corporate Transaction includes specific events in which the Company undergoes a merger or reverse merger, the sale of substantially all assets, a liquidation or dissolution, or an acquisition, resulting in either a change of control or the loss of majority voting power by its shareholders. The Company also granted certain share options with vesting that is determined based on the achievement of certain corporate and individual milestones. The recognition of expense for these share options is further dependent upon the achievement of certain milestones. In addition, the Plan allows for the acceleration of vesting of certain awards to the extent approved by the administrator of the Plan. The Company’s share option activity for the six months ended June 30, 2025 is summarized as follows:

	Shares	Weighted Average Exercise Price (per share)	Weighted Average Remaining Contractual Life (in Years)	Aggregate Intrinsic Value (in thousands)
Outstanding as of December 31, 2024	159,003,977	$0.02	6.46	$13,288
Granted	150,000	0.01
Exercised		(578,125)	0.05
Cancelled/forfeited		—	—

Outstanding as of June, 2025	158,575,852	$0.02	6.42	$13,288

Exercisable as of June 30, 2025	—	—	—	$—
Vested and expected to vest as of June 30, 2025	158,575,852	$0.02	6.42	$13,288

The aggregate intrinsic value of share options is calculated as the difference between the exercise price of the share options and the estimated fair value of the ordinary shares for options that had exercise prices lower than the fair value of the Company’s ordinary shares at the end of the period.
The weighted average grant-date fair value of share options granted during the six months ended June 30, 2025 was $0.09 per share.
Share-based compensation expense for share options
There was no share-based compensation expense during the three months ended June 30, 2025 and 2024. Share-based compensation expense for the six months ended June 30, 2025 and 2024 was recorded as follows (in thousands):

	Six months ended June 30,
	2025	2024
Research and development	$57	$0
General and administrative	—	—

Total	$57	$0

In the six months ended June 30, 2025, the Plan Administrator approved the vesting and exercisability of certain stock options under the Plan resulting in the recognition of $0.1 million of share-based compensation included in research and development expense within the condensed consolidated statement of operations and comprehensive loss. As of June 30, 2025 and 2024, the remaining outstanding options contained performance conditions related to the exercisability and vesting of the share options granted, which were not probable of achievement based on the relevant facts and circumstances. Therefore, the Company recorded no share-based compensation expense for the remaining outstanding awards granted under the Plan. As of June 30, 2025, unrecognized share-based compensation expense for share option awards that are not exercisable until a change in control, IPO or Corporate Transaction was $15.4 million.
For the six months ended June 30, 2024, the Company recorded $14.0 million in research and development expense related to the issuance of ordinary shares on the condensed consolidated statement of operations and comprehensive loss, respectively. See Note 9, “Collaborative Arrangements and Licensing Agreements” for detail on the issuance of ordinary shares related to the Hutchmed Agreement.

Summary of restricted share units (“RSU”)
The following table summarizes RSU activity for the six months ended June 30, 2025:

	Number of Shares	Weighted Average Grant Date Fair Value (per share)
Unvested, beginning of period	—	$—
Granted	10,300,000	0.10
Vested	—	—
Forfeited	—	—

Unvested, end of period	10,300,000	$0.10
On April 8, 2025, the Board of Directors granted restricted share units to employees. Prior to April 8, 2025, the Company had not granted any RSUs to employees. The RSUs contain service-based and performance-based vesting conditions. The performance-based vesting condition is the successful closing of the Merger. The service-based requirement shall be satisfied subject to the employee remaining in continuous service through the closing of the Merger. The holders of RSUs are not entitled to dividends or dividend equivalents. The fair value of the RSUs granted is based on the estimated fair value of the underlying shares at the date of grant.
As of June 30, 2025, unrecognized share-based compensation expense for RSUs that do not vest until the completion of the contemplated Merger and continuous service through the Merger was $1.0 million.
8. Commitments and Contingencies
Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. The Company believes there is no litigation pending or loss contingencies that could have, either individually or in the aggregate, a material impact on the Company’s condensed consolidated financial statements.
The Company enters into contracts in the normal course of business with third-party contract organizations for clinical trials, preclinical studies, manufacturing and other services and products for operating purposes. These contracts generally provide for termination following a certain period after notice and therefore the Company believes that its non-cancelable
obligations under these agreements are not material.
9. Collaborative Arrangements and Licensing Agreements
Collaborative Arrangements
IMG-013
and
IMG-008
Agreements
On July 12, 2024, the Company entered into separate Exclusive License and Collaboration Agreements to license Inmagene’s anti-IL-7Ra
antibody
(“IMG-013
Agreement”) and
anti-IL-36R
antibody
(“IMG-008
Agreement”) to a third party. The Company determined that the
IMG-008
Agreement and
IMG-013
Agreement should be accounted for as separate contracts with a customer in accordance with ASC 606.
IMG-013
Agreement
Under the
IMG-013
Agreement, the Company agreed to grant to a third party an exclusive royalty-bearing worldwide license to exploit patents, patent applications, and Inmagene know-how
which would address immune disorders where Inmagene’s
anti-IL-7Ra
antibody
(IMG-013)
is involved. The license term commenced upon receipt of the upfront payment and will continue until such time as there are no remaining payment obligations due to the Company.

Under the
IMG-013
Agreement as amended by the settlement agreement and mutual general release pertaining to the
IMG-008
Agreement, the Company was entitled to receive a $3.5 million non-refundable
upfront cash payment, which the Company received in the third quarter of 2024. The Company is eligible to receive up to $66.0 million in payments under the
IMG-013
Agreement based on development and regulatory milestones for the first indication and may be eligible to receive additional payments for subsequent indications, and up to $285.0 million in payments based on sales-based milestones. The Company may also receive additional payments based on mid-single-digit
sales-based royalties. None of the payments under the
IMG-013
Agreement are refundable.
The Company concluded that the promises included the license of intellectual property and technology transfer and these promises should be combined into a single performance obligation.
In order to determine the transaction price, the Company evaluated all the payments to be received during the duration of the contract. Fixed consideration exists in the form of the $3.5 million upfront payment. Development, regulatory, and sales-based milestones and royalties were considered variable consideration. The potential milestone payments were excluded from the transaction price at the outset of the arrangement because (i) all development and regulatory milestone payments did not meet the criteria for inclusion using the most-likely-amount method due to the uncertainties of research and development and (ii) the Company recognizes sales-based royalties and milestone payments as revenue at the later of the occurrence of the related sales or the date upon which the performance obligation has been satisfied under the sales-based royalty exception as the license is the predominant item to which the sales-based royalties and milestones relate. The Company will re-evaluate
the transaction price, including the estimated variable consideration included in the transaction price and all constrained amounts, in each reporting period and as uncertain events are resolved or other changes in circumstances occur. The Company determined that the initial transaction price consists of the upfront payment which is allocated to the one performance obligation. The transaction price allocated to the one performance obligation was recognized upon grant of license and transfer of technology in the third quarter of 2024.
IMG-008
Agreement
Under the
IMG-008
Agreement, the Company agreed to grant to a third party an exclusive royalty-bearing worldwide license to exploit patents, patent applications, and Inmagene know-how
which would address immune disorders where Inmagene’s
anti-IL-36R
antibody
(IMG-008)
is involved. The license term would have commenced upon receipt of the upfront payment and would continue until such time as there are no remaining payment obligations due to the Company.
Under the
IMG-008
Agreement, the Company was initially entitled to receive a $6.5 million non-refundable
upfront cash payment from
IMG-008
no later than September 9, 2024. The Company was also eligible to receive up to $86.5 million in payments under the
IMG-008
Agreement based on development and regulatory milestones for the first indication and may be eligible to receive additional payments for subsequent indications, and up to $285.0 million in payments based on sales-based milestones. The Company was also entitled to receive additional payments based on mid-single-digit
sales-based royalties.
The Company and the third party entered into an amendment of the
IMG-008
Agreement in the third quarter of 2024, whereby the Company extended the payment period for the upfront payment in exchange for a non-refundable
$0.7 million deposit. The $0.7 million deposit was received by the Company during the three months ended September 30, 2024 and was reflected as deferred revenue on the consolidated balance sheet as of December 31, 2024.
During the first quarter of 2025, the Company and the third party entered into a settlement agreement and mutual general release pertaining to the
IMG-008
Agreement, whereby the Company agreed to dismiss all claims against the third party related to the
IMG-008
Agreement in exchange for
(1) re-affirmation
of full release by the third party of the $0.7 million of funds previously deposited by the third party; (2) payment of a one-time

settlement amount of $0.1 million by the third party to the Company; and (3) amendment of the above noted
IMG-013
Agreement to increase the development and regulatory milestones from $63.0 million to $66.0 million. Except as so amended, the
IMG-013
Agreement remains in full force and effect in accordance with its terms, whereas the
IMG-008
Agreement is effectively terminated. For the three and six months ended June 30, 2025, the Company recognized $0 and $0.8 million of license revenue in the condensed consolidated statement of operations and comprehensive loss, respectively.
Celexor
On September 28, 2023, the Company entered into an Exclusive License and Collaboration Agreement (the “Celexor Agreement”) with Celexor Bio, Inc. (“Celexor”). The Company granted Celexor an exclusive royalty-bearing license to develop, manufacture, and commercialize any and all products and associated products utilizing Inmagene’s
IMG-018,
a monoclonal antibody targeting immunoglobulin-like transcript 7. The license term commenced upon the execution of the Celexor Agreement and will continue until such time as there are no remaining payment obligations due to the Company.
Under the Celexor Agreement, the Company received an upfront payment of $7.0 million and 1,223,300 shares of Celexor’s Series
Seed-2
Preferred Shares valued at $0.9 million from Celexor. The Company is eligible to receive up to $112.0 million in payments based on development and regulatory milestones, and up to $175.0 million in payments based on sales-based milestones. The Company may also receive additional payments based on mid-single-digit
sales-based royalties. None of the payments under the Celexor Agreement are refundable. The Company determined the Celexor Agreement should be accounted for as a contract with a customer under ASC 606.
The Company concluded that the promises included the license of intellectual property and technology transfer, and these promises should be combined into a single performance obligation.
In order to determine the transaction price, the Company evaluated all of the payments to be received over the duration of the contract. Fixed consideration exists in the form of the upfront payment and Celexor Series
Seed-2
Preferred Shares received. Development, regulatory, and sales-based milestones and royalties were considered variable consideration. The potential milestone payments were excluded from the transaction price at the outset of the arrangement because (i) all development and regulatory milestone payments did not meet the criteria for inclusion using the most-likely-amount method due to the uncertainties of research and development and (ii) the Company recognizes sales-based royalties and milestone payments as revenue at the later of the occurrence of the related sales or the date upon which the performance obligation has been satisfied under the sales-based royalty exception as the license is the predominant item to which the sales-based royalties and milestones relate. The Company will re-evaluate
the transaction price, including the estimated variable consideration included in the transaction price and all constrained amounts, in each reporting period and as uncertain events are resolved or other changes in circumstances occur. The Company determined that the initial transaction price consists of the upfront payment of $7.0 million and the receipt of Celexor’s Series
Seed-2
Preferred Shares which were valued at $0.9 million, which is allocated to the single performance obligation. The transaction price allocated to the single performance obligation was recognized upon grant of license and transfer of technology which occurred in the fourth quarter of 2023.
As of June 30, 2025 and December 31, 2024, the Celexor shares are recorded within other non-current
assets in the condensed consolidated balance sheets.
Licensing Agreements
Hutchmed Limited
On January 5, 2021, the Company entered into a Collaboration, Option and License Agreement (the “Hutchmed Agreement”) with Hutchmed Limited (“Hutchmed”), formerly known as Hutchison MediPharma

Limited. The Company entered into the Hutchmed Agreement as a strategic partnership to further develop four novel preclinical drug candidates discovered by Hutchmed for the potential treatment of multiple immunological diseases – OX40 (CD134) antagonistic monoclonal antibody (anti-OX40 mAB), BTK (Bruton tyrosine kinase) inhibiter (BTK
HMPL-727),
RIPK1
HMPL-662,
and
CSF-1R
HMPL-958.
Under the terms of the Hutchmed Agreement, the Company received an exclusive, royalty-free, worldwide license to perform research and development and for use in regulatory filings, at the Company’s expense. Further, on a licensed product-by-licensed
product basis, the Company received the option to obtain an exclusive, worldwide, royalty-bearing license to further develop, manufacture and commercialize, with Hutchmed retaining first right to co-commercialization
in mainland China (each a “License Option”).
Upon exercise of each License Option, the Company will pay a $20.0 million fee per licensed compound, or, if exercise and payment is made within three years of execution of the Hutchmed Agreement, the Company may elect to pay the option exercise fee in ordinary shares pursuant to a share subscription agreement at a price to be agreed to by both parties. Following the Company’s decision to exercise the License Option, Hutchmed will be eligible to receive up to $92.5 million in development and regulatory milestones for each drug candidate that is licensed. Additionally, Hutchmed is eligible to receive up to $135.0 million in additional sales-based milestones and tiered sales-based royalties ranging from high-single-digit to low-tens
percentages. None of the payments under the Hutchmed Agreement are refundable.
In April 2023, the Company entered into an amendment to the Hutchmed Agreement which terminated portions of the Hutchmed Agreement related to the RIPK1
HMPL-662
compound, and extended the Company’s deadline for License Option exercise by an additional year to allow time for additional research to be performed on two of the remaining targets.
On October 16, 2023, the Company exercised the License Option for (a) anti-OX40 mAB, and (b) the BTK (Bruton tyrosine kinase) inhibiter. The Company elected to pay Hutchmed the option exercise fee in the form of ordinary shares pursuant to the financial provisions of the Hutchmed Agreement. The License Option rights to
CSF-1R
HMPL-958
were not exercised and have expired under the terms of the Hutchmed Agreement.
In February 2024, the Company and Hutchmed entered into a share subscription agreement whereby the Company agreed to issue 140,636,592 of ordinary shares for satisfaction of the option exercise fees for the two licensed compounds. For the three months ended March 31, 2024, the Company recorded $14.0 million in research and development expenses on the consolidated statements of operations and comprehensive loss.
Affibody
On April 29, 2020, the Company entered into a License and Collaboration Agreement (the “Affibody Agreement”) with Affibody AB (“Affibody”). The Company entered into the Affibody Agreement as a strategic partnership to develop and commercialize Affibody’s
ABY-035,
a bispecific molecule targeting
Interleukin-17A,
for multiple auto-immune diseases.
Under the Affibody Agreement, the Company received an exclusive license to develop and commercialize any and all products and associated products utilizing
ABY-035
in mainland China, Hong Kong, Taiwan, Macau, and South Korea (“Inmagene Territory”), a
non-exclusive
license to Affibody’s proprietary platform that is necessary or useful to develop and commercialize the licensed products in the Inmagene Territory and development activities in the Asia Pacific region, excluding Japan. Affibody will be responsible for the manufacturing and supply of
ABY-035
for development and commercialization worldwide and is not precluded from additional collaboration and licensing agreements in territories not covered by the Affibody Agreement.
Under the terms of the Affibody Agreement, the Company paid a $10.0 million upfront payment and Affibody is eligible to receive up to $37.5 million in payments based on development and regulatory milestones and up to $178.0 million in payments based on sales-based milestones, plus tiered sales-based royalties ranging from high-single-digit to low-tens
percentages in the Inmagene Territory.

Additionally, Inmagene will share the global development costs of select clinical trials and be eligible to receive from Affibody up to $36.0 million in payments relating to certain global development, regulatory and sales-based milestones and tiered low-single-digit
sales-based royalties on net sales outside of the Inmagene Territory.
None of the payments under the Affibody Agreement are refundable.
On January 9, 2025, the Company entered into an agreement with Affibody to terminate the Affibody Agreement effective as of January 10, 2025. In accordance with the terms of the Affibody Agreement, all corresponding licenses or sublicenses were terminated, and the Company agreed to wind down any ongoing studies for any compounds subject to the Affibody Agreement.
10.
Net
Loss per Share
Basic and diluted net loss per share attributable to common stockholders for the three months ended June 30, was calculated as follows (in thousands, except share and per share amounts):

	Three Months Ended June 30,
	2025	2024
Numerator:
Net loss	$(7,585)	$(6,259)
Less: accretion of Preferred Stock	$3,149	$2,908

Net loss attributable to common stockholders — basic and diluted	$(10,734)	$(9,167)

Denominator:
Weighted-average common stock outstanding	1,411,649	980,803

Weighted-average Series A convertible preferred outstanding	994,869	994,869

Net loss per share attributable to common stockholders — basic and diluted	$(4.46)	$(4.64)

Net loss per share attributable to Series A stockholders — basic and diluted	$(4.46)	$(4.64)

Basic and diluted net loss per share attributable to common stockholders for the six months ended June 30, was calculated as follows (in thousands, except share and per share amounts):

	2025	2024
Numerator:
Net loss	$(13,662)	$(28,573)
Less: accretion of preferred stock	$6,200	$5,759

Net loss attributable to common stockholders — basic and diluted	$(19,862)	$(34,332)

Denominator:
Weighted-average common stock outstanding	1,410,811	980,803

Weighted-average Series A convertible preferred outstanding	994,869	994,869

Net loss per share attributable to common stockholders — basic and diluted	$(8.26)	$(17.38)

Net loss per share attributable to Series A stockholders — basic and diluted	$(8.26)	$(17.38)

In accordance with ASC 260, Earnings Per Share, the Company recast its basic and diluted net loss per share computations for the effect of the exchange ratio of
0.0030510 on its outstanding common stock during the three and six months ended June 30, 2025 and 2024, resulting from the close of the Merger which occurred on July 25, 2025.
For the computation of basic net loss per share attributable to common stockholders, the amount of weighted-average common shares outstanding excludes all shares of unvested restricted share units as such shares are not considered outstanding for accounting purposes until vested.
The Company’s potentially dilutive securities have been excluded from the computation of diluted net loss per share as the effect would be to reduce the net loss per share. Therefore, the weighted-average number of common shares outstanding used to calculate both basic and diluted net loss per share attributable to common stockholders is the same. The Company excluded potentially dilutive securities from the computation of diluted net loss per share attributable to common stockholders for the period presented because including them would have had an anti-dilutive effect:

	As of June 30,
	2025	2024
Series B Convertible preferred stock (as converted to common stock)	239,156,361	239,156,361
Series C Convertible preferred stock (as converted to common stock)	398,512,768	398,512,768
Series Seed Convertible preferred stock (as converted to common stock)	71,428,571	71,428,571
Contingently issuable ordinary shares pursuant to Hutchmed share subscription agreement	—	140,636,592
Stock options to purchase common stock	158,575,852	141,325,852

Total	867,673,552	991,060,144

11. Segment Information
The Company operates and manages its business as a
singl
e
operating and reportable segment for the purpose of assessing performance and making operating decisions. The Company’s chief executive officer
, who is the CODM, reviews the Company’s financial information on an aggregated basis for purposes of evaluating financial performance and allocating resources. The CODM assesses operating performance as compared to planned activities for the operating segment and decides how to allocate resources based on net loss that also is reported on the consolidated statement of operations and comprehensive loss. The Company derives license revenue primarily in the United States from research and development collaborations and manages the business activities on a consolidated basis.
In addition, the CODM is regularly provided the following significant segment financial information to assist in segment performance evaluation, resource allocation, and decision-making (in thousands):

	For the three months ended June 30,		For the six months ended June 30,
	2025	2024	2025	2024
Research and Development
Clinical research and outside services	$4,879	$3,157	$7,988	$7,993
Compensation and related	774	1,117	1,648	2,305
Other research and development expenses (a)	—	203	—	203
Stock-based compensation expense	—	—	57	13,965

Total research and development expense	$5,653	$4,476	$9,693	24,465

General and Administrative
Compensation and related	$589	$613	1,328	1,509
Consulting and professional services	645	268	2,301	922
Other general and administrative expenses (b)	471	1,029	831	1,926

Total general and administrative expense	$1,705	$1,909	4,460	4,357

(a)
Other research and development expenses include depreciation and amortization expense and a non-cash
research and development expense for the ordinary shares issuable pursuant to the Hutchmed Agreement of $14.0 million for the six months ended June 30, 2024.

(b)	Other general and administrative expenses include depreciation and amortization expense, and certain departmental expenses.
Property and equipment, net as of June 30, 2025, and December 31, 2024 is located in the United States.
12. Income Taxes
Income taxes for the three months ended June 30, 2025, and 2024 were recorded at the
Company’s
estimated annual effective income tax rate, subject to adjustments for discrete events, if they occur. The Company’s estimated annual effective tax rate for the six months ended June 30, 2025, and 2024 was 0% and 0%, respectively. The primary reconciling items between the federal statutory rate of 21.0% and the Company’s overall effective tax rate for these periods is due to net operating losses and the valuation allowance recorded against the full amount of the Company’s net deferred tax assets.
A valuation allowance is required when it is more likely than not that some portion or all of the Company’s deferred tax assets will not be realized. The realization of deferred tax assets depends on the generation of sufficient future taxable income during the period in which the Company’s related temporary differences become deductible.

Management believes that based on the earnings history of the Company, it is more likely than not that the benefits of these assets will not be realized, and therefore, a full valuation allowance has been recorded against the Company’s net deferred tax assets as of June 30, 2025, and December 31, 2024.
On July 4, 2025, the One Big Beautiful Bill Act (“OBBBA”) was enacted in the U.S. The OBBBA includes significant provisions, such as the permanent extension of certain expiring provisions of the Tax Cuts and Jobs Act, modifications to the international tax framework and the restoration of favorable tax treatment for certain business provisions, most notably Section 174 capitalization of domestic research and development costs. The legislation has multiple effective dates, with certain provisions effective in 2025 and others implemented through 2027. We are currently assessing its impact on our consolidated financial statements.
13. Subsequent Events
The Company evaluated subsequent events occurring subsequent to June 30, 2025 through August 12, 2025, the date the condensed consolidated financial statements were available for issuance.
The Merger
On July 25, 2025, Ikena completed its previously announced Merger with the Company in accordance with the terms of the Merger Agreement. Prior to the Merger, Ikena effected a
1-for-12
reverse stock split of its common stock (the “Reverse Stock Split”). Pursuant to the Plan of Merger for the First Merger, Merger Sub I was merged with and into the Company and the Company became a wholly owned subsidiary of Ikena. Pursuant to the Plan of Merger for the Second Merger, the Company was merged with and into Merger Sub II and Merger Sub II became a wholly owned subsidiary of Ikena. Ikena then changed its name to “ImageneBio, Inc.” and the business conducted by Ikena became primarily the business conducted by the Company immediately prior to the Merger.
Under the terms of the Merger Agreement, each ordinary share and preferred share of the Company (each such share, an “Inmagene Share”) held as treasury shares were canceled. Each then-outstanding Inmagene Share was converted into the right to receive 0.0030510 shares of Ikena common stock, par value $0.001 per share (“Ikena Common Stock”) (such ratio, the “Exchange Ratio”) and each then-outstanding option to purchase Inmagene Shares was converted into an option to purchase Ikena Common Stock, subject to adjustment as set forth in the Merger Agreement. Ikena issued an aggregate of 4,601,375 shares of Ikena Common Stock to Company shareholders based on the Exchange Ratio, resulting in 11,181,676 shares of common stock of the Combined Company outstanding immediately following the Merger and the Ikena concurrent financing (discussed below).
Concurrently with the execution of the Merger Agreement, Ikena entered into the Subscription Agreements with certain accredited investors, pursuant to which, following the closing of the Merger, the such investors subscribed for and purchased an aggregate of 2,508,337 shares of Ikena Common Stock, after giving effect to the Reverse Stock Split, at a price of approximately $29.90 per share for aggregate gross proceeds of approximately $75.0 million.
The shares of Ikena Common Stock, which traded on The Nasdaq Global Market through the close of business on Friday, July 25, 2025, under the ticker symbol “IKNA,” commenced trading on The Nasdaq Capital Market on a post-Reverse Stock Split adjusted basis under the ticker symbol “IMA” on July 28, 2025. The Combined Company’s common stock is represented by a new CUSIP number 45175G 207. As a result of the closing of the Merger, subsequent to quarter ended June 30, 2025, certain of the Company’s vested stock options became exercisable and all outstanding restricted stock units fully vested.
The
Non-OX40
Divestiture
On July 25, 2025, immediately prior to consummation of the Merger, the Company consummated the divestiture of the non-IMG-007
business related assets, business and operations (the
“Non-OX40
Business”)

controlled by the Company immediately prior to the Merger (the
“Non-OX40
Divestiture”). Specifically, the Company sold and transferred (including via sublicense) all of the
Non-OX40
Business to Miragene Inc, a newly formed private company and wholly owned subsidiary of the Company (“SellCo”).
As part of the
Non-OX40
Divestiture, Miragene Co, a newly formed private company (“BuyCo”) held by the holders of the Company’s outstanding shares prior to the Merger, purchased from the Company all of the outstanding share capital of SellCo (holding the
Non-OX40
Business) in exchange for a promissory note in the amount of $8,900,000 issued by BuyCo to the Company. The promissory note accrues interest at an annual rate of 4.61%, with interest payments due monthly in arrears, unless BuyCo elects to capitalize the interest through payment-in-kind
(PIK) treatment. The promissory note matures on the earlier of (i) the year 2035 or (ii) the date on which the Company declares the promissory note due and payable or after the occurrence of an event of default. Additionally, in the event that BuyCo receives certain specified milestone or license payments, after the second anniversary of the promissory note, 50% of such proceeds must be used to prepay the outstanding balance of the promissory note. Any payments made under the promissory note from BuyCo to the Company will be distributed to Inmagene CVR holders as Inmagene CVR Payments.
As a result of the
Non-OX40
Divestiture,
IMG-007,
a
non-depleting
anti-OX40 monoclonal antibody, for the treatment of atopic dermatitis and other potential indications, became the only product candidate of the Company in clinical development.
Transition Services Agreement
In connection with the
Non-OX40
Divestiture, the Company entered into a Transition Services Agreement (the “Transition Services Agreement”) with SellCo (as defined above) for certain transitional services related to the ongoing operations of the Company’s business with respect to the
IMG-007
program, including services related to chemistry, manufacturing and controls, regulatory affairs, clinical trial support and operations, translational science research and support, bioanalysis, pharmacovigilance, program management, accounting and finance, program management communication, administration and human resources and intellectual property support (collectively, the “Miragene Services”).
The initial term of the Transition Services Agreement is six months, which shall be automatically extended for an additional six months unless during the first three months of the Initial Term, the Company provides written notice to terminate the Transition Services Agreement (as may be extended, the “Initial Term”). In addition, the Company may extend the term for the receipt of the Miragene Services for up to an additional 12 months upon 60 days’ prior written notice prior to the end of the Initial Term.
Upon the closing of the Merger, the Company paid SellCo $1.25 million as pre-payment
for the Miragene Services to be provided during the Initial Term. Up to $1.25 million may be payable if the Initial Term is automatically extended for the Miragene Services to be provided during such period. If the Transition Services Agreement is extended beyond the Initial Term, the Miragene Services shall be provided at an annual FTE rate of $200,000.
In addition, pursuant to the Transition Services Agreement, SellCo shall be permitted to use the Company’s principal executive offices under specified circumstances at an agreed monthly rate.
The Transition Services Agreement may be terminated after the Initial Term by either party upon 60 days’ prior written notice or by SellCo after the completion by the Company of the sale or other disposition of any portion of the Company’s business, assets or properties constituting all or a majority of the
IMG-007
Business (as defined in the Transition Services Agreement).

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of Ikena Oncology, Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Ikena Oncology, Inc. (the Company) as of December 31, 2024 and 2023, the related consolidated statements of operations and comprehensive loss, redeemable convertible preferred stock and stockholders’ equity and cash flows for each of the two years in the period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating
the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/
Ernst
 & Young LLP
We have served as the Company’s auditor since 2019.
Boston, Massachusetts
March 6, 2025, except for Note 20, as to which the date is September 8, 2025

IKENA ONCOLOGY, INC.
CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share amounts)

	December 31,
	2024	2023
Assets
Current assets:
Cash and cash equivalents	$39,393	$119,894
Marketable securities	84,993	55,571
Prepaid expenses and other current assets	2,783	3,197

Total current assets	127,169	178,662
Property and equipment, net	593	2,335
Right-of-use asset	3,635	5,686
Deposits and other assets	10,113	5,409

Total assets	$141,510	$192,092

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$897	$2,066
Accrued expenses and other current liabilities	6,097	8,581
Operating lease liability	3,784	3,558

Total current liabilities	10,778	14,205
Long-term portion of operating lease liability	3,737	7,180
Other long-term liabilities	1,061	950

Total liabilities	15,576	22,335

Commitments and contingencies (Note 15)
Stockholders’ equity:
Preferred stock, $0.001 par value, 10,000,000 shares authorized as of December 31, 2024 and 2023; No shares issued and outstanding as of December 31, 2024 and 2023	—	—
Common stock, $0.001 par value, 150,000,000 shares authorized and 4,021,458 shares issued and outstanding as of December 31, 2024 and 2023	4	4
Additional paid-in capital	457,481	452,186
Accumulated other comprehensive income (loss)	68	(48)
Accumulated deficit	(331,619)	(282,385)

Total stockholders’ equity	125,934	169,757

Total liabilities and stockholders’ equity	$141,510	$192,092

The accompanying notes are an integral part of these consolidated financial statements.

IKENA ONCOLOGY, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(in thousands, except share and per share amounts)

	Year Ended December 31,
	2024	2023
Collaboration revenue	$—	$9,160

Operating expenses:
Research and development	30,875	59,652
General and administrative	23,679	24,925
Restructuring and other charges	4,419	—

Total operating expenses	58,973	84,577

Loss from operations	(58,973)	(75,417)

Other income (expense):
Investment income	7,373	7,111
Other income (expense), net	2,518	(22)

Total other income, net	9,891	7,089

Loss before income taxes	(49,082)	(68,328)
Income tax benefit (expense)	(152)	162

Net loss	$(49,234)	$(68,166)

Other comprehensive income:
Unrealized gain on marketable securities	116	715

Total comprehensive loss	$(49,118)	$(67,451)

Net loss per share:
Net loss per share, basic and diluted	$(12.24)	$(19.60)

Weighted-average common shares outstanding, basic and diluted	4,021,458	3,477,923

The accompanying notes are an integral part of these consolidated financial statements.

IKENA ONCOLOGY, INC.
CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY
(in thousands, except share amounts)

	Series A Non-Voting Convertible Preferred Stock				Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders’ Equity

			Common Stock
	Shares	Amount	Shares	Amount
Balance as of December 31, 2022	—	$—	3,021,409	$3	$361,948	$(763)	$(214,219)	$146,969
Issuance of preferred stock in connection with the acquisition, net of issuance costs of $991	4,153,439	32,545	—	—	—	—	—	—
Conversion of preferred stock to common stock	(4,153,439)	(31,886)	346,119	—	31,887	—	—	31,887
Issuance of common stock in connection with the acquisition, net of issuance costs of $430	—	—	150,054	—	14,111	—	—	14,111
Cash consideration paid to settle Pionyr restricted stock units, stock options and unaccredited stockholders	—	(659)	—	—	(285)	—	—	(285)
Issuance of common stock for underwritten registered offering, net of offering costs of $2,605	—	—	509,166	1	37,420	—	—	37,421
Repurchase of common stock	—	—	(8,125)	—	(663)	—	—	(663)
Exercise of stock options	—	—	2,835	—	136	—	—	136
Stock-based compensation expense	—	—	—	—	7,632	—	—	7,632
Other comprehensive income	—	—	—	—	—	715	—	715
Net loss	—	—	—	—	—	—	(68,166)	(68,166)

Balance as of December 31, 2023	—	—	4,021,458	4	452,186	(48)	(282,385)	169,757
Stock-based compensation expense	—	—	—	—	5,295	—	—	5,295
Other comprehensive income	—	—	—	—	—	116	—	116
Net loss	—	—	—	—	—	—	(49,234)	(49,234)

Balance as of December 31, 2024	—	$—	4,021,458	$4	$457,481	$68	$(331,619)	$125,934

The accompanying notes are an integral part of these consolidated financial statements.

IKENA ONCOLOGY, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 31,
	2024	2023
Cash flows from operating activities:
Net loss	$(49,234)	$(68,166)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	490	1,020
Net accretion of discounts on marketable securities	(1,468)	(2,023)
Stock-based compensation expense	5,295	7,632
Non-cash operating lease expense	2,051	1,714
Loss on disposal of property and equipment	99	5
Impairment of right-of-use asset	—	1,744
Impairment of assets held for sale	742	—
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	390	1,835
Deposits and other assets	2,390	(1,824)
Accounts payable	(1,169)	(2,870)
Accrued expenses and other current liabilities	(2,484)	(7,660)
Operating lease liabilities	(3,217)	(2,087)
Deferred revenue	—	(9,160)
Other long-term liabilities	111	97

Net cash used in operating activities	(46,004)	(79,743)

Cash flows from investing activities:
Purchases of property and equipment	—	(414)
Proceeds from sale of property and equipment	435	—
Purchases of marketable securities	(88,298)	(90,052)
Proceeds from maturities of marketable securities	60,460	154,610
Amounts loaned under note receivable	(7,500)	—

Net cash provided by (used in) investing activities	(34,903)	64,144

Cash flows from financing activities:
Cash and cash equivalents acquired in connection with the acquisition of Pionyr, net of issuance costs paid	—	40,030
Cash consideration paid in connection with the acquisition of Pionyr	—	(944)
Proceeds from issuance of common stock for underwritten registered offering, net of offering costs	—	37,421
Repurchase of common stock	—	(663)
Proceeds from exercise of stock options	—	136

Net cash provided by financing activities	—	75,980

Net increase (decrease) in cash, cash equivalents and restricted cash	(80,907)	60,381
Cash, cash equivalents and restricted cash, beginning of period	121,172	60,791

Cash, cash equivalents and restricted cash, end of period	$40,265	$121,172

Reconciliation of cash, cash equivalents and restricted cash to the consolidated balance sheets:
Cash and cash equivalents	$39,393	$119,894
Restricted cash included in deposits and other assets	872	1,278

Cash, cash equivalents and restricted cash, end of period	$40,265	$121,172

The accompanying notes are an integral part of these consolidated financial statements.

IKENA ONCOLOGY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1. NATURE OF BUSINESS AND BASIS OF PRESENTATION
Ikena Oncology, Inc. (the “Company”) is a clinical stage targeted oncology company, focused on developing differentiated therapies for patients in need that target nodes of cancer growth, spread, and therapeutic resistance. The Company’s approach has been to target both cancer-driving targets and mechanisms of resistance to other therapies.
In August 2023, the Company acquired Pionyr Immunotherapeutics, Inc., a Delaware corporation (“Pionyr”) in accordance with the terms of the Agreement and Plan of Merger (the “Pionyr Merger Agreement”). Under the terms of the Pionyr Merger Agreement, at the closing of the acquisition, the Company acquired all of Pionyr’s assets (the “Acquisition”).
In May 2024, after a review of the Company’s business, programs, resources and capabilities, including anticipated costs and timelines, the Company announced the decision to conduct a comprehensive review of strategic alternatives. As part of the strategic review process, the Company explored potential strategic alternatives that included, without limitation, an acquisition, merger, business combination or other transactions, as well as strategic transactions related to its product candidates and related assets. The Company also sold certain intellectual property rights related to its preclinical AHR agonist in November 2024 (see Note 17). The Company has continued to divest and explore strategic alternatives related to data, technology and other intellectual property rights related to the Company’s historical business that were not in active development and which the Company does not consider material.
On December 23, 2024, following a comprehensive review of strategic alternatives, the Company entered into an Agreement and Plan of Merger (“Merger Agreement”) with Insight Merger Sub I (“Merger Sub I”) and Insight Merger Sub II (“Merger Sub II”), its direct, wholly owned subsidiaries and Inmagene Biopharmaceuticals (“Inmagene”), pursuant to which among other matters, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub I will merge with and into Inmagene, with Inmagene surviving as a direct, wholly owned subsidiary of the Company (the “Surviving Entity,” and such transaction, the “First Merger”) and immediately after the First Merger, the Surviving Entity will merge with and into Merger Sub II with Merger Sub II surviving as a direct, wholly owned subsidiary of the Company (such transaction, the “Second Merger,” and together with the First Merger, the “Merger”). Immediately prior to the effective time of the First Merger, the Company is expected to enter into a Contingent Value Rights Agreement with a rights agent pursuant to which the Company’s pre-Merger
common stockholders will receive one contingent value right (each, a “CVR”) for each outstanding share of common stock held by such stockholder on such date. The Merger was unanimously approved by the board of directors of the Company, and the board of directors resolved to recommend approval of the Merger Agreement to the stockholders of the Company. The closing is subject to approval by the stockholders and Inmagene’s stockholders, as well as other customary closing conditions. If the Merger is completed, the business of Inmagene will continue as the business of the combined company.
Concurrently with the execution of the Merger Agreement, the Company also agreed to lend to Inmagene up to $22.5 million, of which $7.5 million was funded in December 2024 (see Note 14).
The Company’s future operations are highly dependent on the success of the Merger and there can be no assurances that the Merger or any other strategic transaction will be successfully consummated. If the strategic review process is unsuccessful, the board of directors may decide to pursue a dissolution and liquidation. In addition, if the Company were to continue development efforts, the Company would be subject to a number of risks similar to other early-stage life science companies, including, but not limited to, successful development of its product candidates, raising additional capital with favorable terms, protection of proprietary technology and market acceptance of any approved future products. The successful development of product candidates requires substantial working capital, which may not be available to the Company on favorable terms or at all.

The accompanying consolidated financial statements have been prepared on the basis of continuity of operations, realization of assets and the satisfaction of liabilities and commitments in the ordinary course of business. Since inception, the Company has incurred operating losses, including a net loss of $49.2 million for the year ended December 31, 2024. As of December 31, 2024, the Company had an accumulated deficit of $331.6 million. As of the issuance date of these consolidated financial statements, the Company expects that its cash and cash equivalents will be sufficient to fund its operating expenses, notes to Inmagene and capital expenditure requirements for at least the next 12 months from the issuance date of the consolidated financial statements.
The Company expects to continue to incur costs and expenditures in connection with the Merger. There can be no assurance, however, that the Company will be able to successfully consummate any particular strategic transaction, including the Merger. The process of continuing to evaluate strategic alternatives and pursuing the Merger may be very costly, time-consuming and complex, and the Company has incurred, and may in the future incur, significant costs related to these processes, such as legal, accounting and advisory fees and expenses and other related charges. Should the Company continue to progress the development of product candidates, it will need to obtain substantial additional funding in connection with continuing operations, particularly as the Company advances its preclinical activities and clinical trials for its product candidates in development. If the Company is unable to raise capital when needed, or on attractive terms, it could be forced to delay, reduce or eliminate its research or drug development programs or any future commercialization efforts. There is no assurance that the Company will be successful in obtaining sufficient funding on terms acceptable to the Company to fund continuing operations, if at all.
The Company’s consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Any reference in these notes to applicable guidance is meant to refer to the authoritative U.S. GAAP as found in the Accounting Standards Codification (“ASC”) and Accounting Standards Update (“ASU”) of the Financial Accounting Standards Board (“FASB”).
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The Company is an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such a time as those standards apply to private companies. The Company has elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that the Company no longer is an emerging growth company or affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, these financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates.
Principles of Consolidation
The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.
Use of Estimates
The preparation of the Company’s financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Estimates and judgments are based on historical information and other market-specific or various relevant assumptions, including in certain circumstances, future projections, that management believes to be reasonable under the circumstances. Actual results could differ materially from estimates. Significant estimates and assumptions reflected in these consolidated financial statements include but are not limited to the accruals for research and development expenses and collaboration revenue.
Segment Information
The Company manages its operations as a single segment for the purposes of assessing performance and making operating decisions. The Company is focused on developing differentiated therapies for patients in need that target nodes of cancer growth, spread, and therapeutic resistance by targeting both cancer-driving targets and mechanisms of resistance to other therapies.
Concentration of Credit Risk and of Significant Suppliers
Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash, cash equivalents, and marketable securities. Cash and cash equivalents are deposited with federally insured financial institutions in the United States and may, at times, exceed federally insured limits. The Company places marketable securities with a highly rated financial institution. As of December 31, 2024, the Company has not experienced any credit related losses on its cash, cash equivalents or marketable securities.
The Company is dependent on third-party manufacturers to supply products for its research and development activities. In particular, the Company relies and expects to continue to rely on a small number of manufacturers to supply it with its requirements for the active pharmaceutical ingredients and formulated drugs related to the Company’s programs. These programs could be adversely affected if a third-party manufacturer is unable to successfully carry out their contractual obligations or meet expected deadlines. If a third-party manufacturer needs to be replaced, the Company may not be able to complete its program development on its anticipated timelines and may incur additional expenses as a result.
Fair Value of Financial Instruments
Certain assets and liabilities are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

•	Level 1 — Quoted prices in active markets for identical assets or liabilities.

•
Level 2 — Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

•
Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The Company’s cash equivalents, restricted cash and marketable securities are carried at fair value, determined according to the fair value hierarchy described above (see Note 3). The carrying amounts of the Company’s accounts payable and accrued expenses approximate their fair values due to the short-term nature of these liabilities. The Company recognizes transfers between levels of the fair value hierarchy on the date of the event or change in circumstances that caused the transfer.

Cash Equivalents
The Company considers all short-term, highly liquid investments with original maturities of 90 days or less at acquisition date to be cash equivalents.
Marketable Securities
The Company invests its excess cash balances in marketable securities and classifies its investments as available-for-sale
based on facts and circumstances present at the time it purchased the securities. At each balance sheet date presented, the Company classified all of its investments in marketable securities as available-for-sale
and as current assets as they represent the investment of funds available for current operations. The Company reports available-for-sale
securities at fair value at each balance sheet date and includes any unrealized holding gains and losses (the adjustment to fair value) in accumulated other comprehensive loss, a component of stockholders’ equity. Realized gains and losses are determined using the specific identification method and are included in other income (expense). If any adjustment to fair value reflects a decline in the value of the marketable securities, the Company considers all available evidence to evaluate if an impairment loss exists, and if so, adjusts the investment to market value through a charge to its consolidated statements of operations and comprehensive loss.
Restricted Cash
As of December 31, 2024 and 2023, the Company maintained restricted cash totaling $0.9 million and $1.3 million, respectively, held in the form of a money market account as collateral for the Company’s facility lease obligations. This balance is included within deposits and other assets on the consolidated balance sheets.
Property and Equipment
Property and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful life of each asset. Lab equipment is depreciated over five years. Electronic equipment and software are depreciated over three years.
Leasehold improvements are amortized over the shorter of their useful life or lease term.
When an item is sold or retired, the costs and related accumulated depreciation are eliminated, and the resulting gain or loss, if any, is credited or charged to income in the consolidated statements of operations and comprehensive loss. Repairs and maintenance costs are expensed as incurred.
Assets Held for Sale
The Company classifies assets as held for sale when the following conditions are met: (1) management has committed to a plan to sell, (2) the assets are available for immediate sale in their present condition, (3) the Company has initiated an active program to identify a buyer, (4) it is probable that a sale will occur within one year, (5) the assets are actively marketed for sale at a reasonable price in relation to their current fair value, and (6) there is a low likelihood of significant changes to the plan or that the plan will be withdrawn. If all of the criteria are met as of the balance sheet date, the assets are presented separately in the consolidated balance sheets as held for sale at the lower of the carrying amount or fair value less costs to sell. The assets are then no longer depreciated or amortized while classified as held for sale.
Long-Lived Assets
Long-lived assets consist of property and equipment and
right-of-use
assets.
The Company reviews the recoverability of its long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable, based on undiscounted cash flows. If such assets are considered to be impaired, an impairment loss is recognized and is measured as the amount by which the carrying amount of the assets exceed their estimated fair value, which is measured based on the projected discounted future net cash flows arising from the assets. In connection with its restructuring in 2024, the Company recorded an impairment of property and equipment held for sale (see Note 16). During the year ended December 31, 2023, the Company recorded a right-of-use
asset impairment of $1.7 million.
Income Taxes
The Company utilizes the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities using the enacted statutory tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Recognition of deferred tax assets is limited to amounts for which, in the opinion of management, realization is considered more likely than not in future periods.
Revenue Recognition
The Company has generated revenue from a collaboration agreement as well as service agreements with related parties.
To determine revenue recognition, the entity performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. At contract inception the Company assesses the goods or services promised within each contract and determine those that are performance obligations, then assesses whether each promised good or service is distinct. When the Company offers options for additional goods or services, such as to receive a license for intellectual property or for additional goods or services, the Company evaluates whether such options contain material rights that should be treated as additional performance obligations. Once performance obligations are identified, the Company then recognizes as revenue the amount of the transaction price that the Company allocated to the respective performance obligation when (or as) each performance obligation is satisfied, either at a point in time or over time. If the performance obligation is satisfied over time, the Company recognizes revenue based on the use of an input method.
Amounts received prior to revenue recognition are recorded as deferred revenue. Amounts expected to be recognized as revenue within the 12 months following the balance sheet date are classified as current portion of deferred revenue in the accompanying consolidated balance sheets. Amounts not expected to be recognized as revenue within the 12 months following the balance sheet date are classified as deferred revenue, net of current portion.
Research and Development Expense
Research and development costs are expensed as incurred. Research and development expenses are comprised of costs incurred in performing research and development activities, including salaries, stock-based compensation and benefits, facilities costs, depreciation, third-party license fees, acquisition of technology, and external costs of outside vendors engaged to conduct preclinical development activities and trials.
Stock-Based Compensation
The Company’s stock-based compensation program grants awards that may include stock options, restricted stock awards, restricted stock units, and other stock-based awards. The fair values of stock option grants are estimated as of the date of grant using a Black-Scholes option valuation model. The fair values of restricted stock awards and restricted stock units are based on the fair value of the Company’s common stock on the date of grant. The estimated fair values of the awards are expensed over the requisite service period, which is generally the vesting period of the award. For service-based awards that are subject to graded vesting, the Company has elected to recognize compensation expense for these awards on a straight-line basis. The Company accounts for forfeitures as they occur. The Company classifies stock-based compensation expense in its consolidated statements of operations and comprehensive loss in the same manner in which the award recipient’s salary and related costs are classified or in which the award recipient’s service payments are classified.
The Company’s expected stock price volatility assumption is based on volatilities of similar entities whose share or option prices are publicly available. The Company uses the simplified method to estimate the expected life assumption. The risk-free interest rate is based on the yield of U.S. Treasury securities consistent with the expected life of the option. No dividend yield was assumed as the Company does not intend to pay dividends on its common stock.
Leases
The Company accounts for leases under ASC Topic 842, Leases (“ASC 842”). In accordance with ASC 842, the Company accounts for a contract as a lease when it has the right to control the asset for a period of time while obtaining substantially all of the asset’s economic benefits. The Company determines if an arrangement is a lease or contains an embedded lease at inception. For arrangements that meet the definition of a lease, the Company determines the initial classification and measurement of its right-of-use
asset and lease liability at the lease commencement date and thereafter if modified. The lease term includes any renewal options that the Company is reasonably assured to exercise. The present value of lease payments is determined by using the interest rate implicit in the lease, if that rate is readily determinable; otherwise, the Company uses its estimated secured incremental borrowing rate for that lease term. The Company’s policy is to not record leases with an original term of twelve months or less on its consolidated balance sheets and recognizes those lease payments in the income statement on a straight-line basis over the lease term.
In addition to rent, the leases may require the Company to pay additional costs, such as utilities, maintenance and other operating costs, which are generally referred to as non-lease
components. The Company has elected to not separate lease and non-lease
components. Only the fixed costs for lease components and their associated non-lease
components are accounted for as a single lease component and recognized as part of a right-of-use
asset and lease liability. Rent expense for operating leases is recognized on a straight-line basis over the reasonably assured lease term based on the total lease payments and is included in operating expense in the consolidated statements of operations.
Comprehensive Income (Loss) and Accumulated Other Comprehensive Income (Loss)
Comprehensive income (loss) is comprised of the net income (loss) as well as other changes in stockholders’ equity that result from transactions and economic events other than those with stockholders. The Company’s only elements of other comprehensive income (loss) are unrealized gains (losses) on marketable securities.
Accumulated other comprehensive income (loss) on the consolidated balance sheets consists of unrealized gains (losses) on marketable securities.
Net Income (Loss) Per Share
Basic net income (loss) per common share is computed by dividing the net income (loss) by the weighted average number of shares of common stock outstanding for the period. Diluted net income (loss) per common share is computed by dividing net income (loss) by the weighted average number of common shares outstanding for the period, including potential dilutive common shares assuming the dilutive effect of outstanding stock options. For periods in which the Company reported a net loss, diluted net loss per common share is the same as basic net loss per common share, since dilutive common shares are not assumed to have been issued if their affect is anti-dilutive.
The Company has voting and
non-voting
classes of common stock. As more fully described in Note 8, the rights of the holders of voting and non-voting
common stock are identical, except with respect to voting. Each share of non-voting
common stock is convertible into one share of voting common stock at the option of the holder upon written notice. The Company allocates undistributed income (losses) attributable to common stock between the common stock classes on a one-to-one
basis when computing net income (loss) per share. As a result, basic and diluted net income (loss) per share of voting and non-voting
common stock are equivalent.
The Company excluded the following potential common shares, presented based on amounts outstanding at each period end, from the computation of diluted net loss per share for the periods indicated because including them would have had an anti-dilutive effect:

	December 31,
	2024	2023
Options to purchase common stock	639,837	590,688

Total	639,837	590,688

Recently Adopted Accounting Pronouncements
In November 2023, the FASB issued ASU
2023-07,
Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which requires public entities to disclose information about their reportable segments’ significant expenses and other segment items on an interim and annual basis. Public entities with a single reportable segment are required to apply the disclosure requirements in ASU
2023-07,
as well as all existing segment disclosures and reconciliation requirements in ASC 280 on an interim and annual basis.
ASU 2023-07
was effective for fiscal years beginning after December 15, 2023, and for interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The Company adopted this guidance as of January 1, 2024, and as the adoption related to disclosure only, the impact of adoption did not have a material impact on its consolidated financial position or results of operations.
Recently Issued Accounting Pronouncements
In November 2024, the FASB issued ASU
2024-03,
Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic
220-40):
Disaggregation of Income Statement Expenses. The amendments in ASU
2024-03
address investor requests for more detailed expense information and require additional disaggregated disclosures in the notes to financial statements for certain categories of expenses that are included on the face of the income statement. This guidance is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating this guidance to determine the impact it may have on its consolidated financial statements.
From time to time, new accounting pronouncements are issued by the FASB or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its consolidated financial statements and disclosures.

3. FAIR VALUE MEASUREMENTS
The following tables present information about the Company’s financial assets measured or disclosed at fair value by level within the fair value hierarchy (in thousands):

	December 31, 2024	Quoted Prices in Active Markets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash equivalents:
Money market funds	$34,793	$34,793	$—	$—
Marketable securities:
U.S. treasury securities	27,004	—	27,004	—
Corporate debt securities	57,989	—	57,989	—

Total assets	$119,786	$34,793	$84,993	$—

	December 31, 2023	Quoted Prices in Active Markets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash equivalents:
Money market funds	$53,613	$53,613	$—	$—
Marketable securities:
Corporate debt securities	55,571	—	55,571	—

Total assets	$109,184	$53,613	$55,571	$—

During the years ended December 31, 2024 and 2023, there were no transfers into or out of Level 3.
4. MARKETABLE SECURITIES
The following tables summarize the Company’s marketable securities (in thousands
):

	December 31, 2024
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. treasury securities	$26,985	$19	$—	$27,004
Corporate debt securities	57,940	84	(35)	57,989

Total	$84,925	$103	$(35)	$84,993

	December 31, 2023
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Corporate debt securities	$55,624	$27	$(80)	$55,571

Total	$55,624	$27	$(80)	$55,571

In accordance with the Company’s investment policy, it places investments in investment grade securities with high credit quality issuers, and generally limits the amount of credit exposure to any one issuer. The Company evaluates securities for impairment at the end of each reporting period. Factors considered include whether a decline in fair value below the amortized cost basis is due to credit-related factors or non-credit-related

factors, the financial condition and near-term prospects of the issuer, and the Company’s intent and ability to hold the investment to allow for an anticipated recovery in fair value. As of December 31, 2024 and 2023, there were no allowances for credit losses recorded.
The Company classifies its investments in marketable securities as available-for-sale
and as current assets as they represent the investment of funds available for current operations. The following table summarizes the fair value of the Company’s available-for-sale
securities by contractual maturity (in thousands):

December 31, 2024
Due in one year or less	$70,636
Due after one year through two years	14,357

Total	$84,993

5. PROPERTY AND EQUIPMENT, NET
Property and equipment consisted of the following (in thousands):

	December 31,
	2024	2023
Property and equipment:
Leasehold improvements	$1,219	$1,219
Electronic equipment and software	408	454
Furniture and fixtures	411	411
Lab equipment	—	2,988

Total property and equipment	2,038	5,072
Less: accumulated depreciation	(1,445)	(2,737)

Property and equipment, net	$593	$2,335

During the year ended December 31, 2024, the Company sold or disposed of lab and other equipment with a gross book value of $3.0 million and accumulated depreciation of $1.8 million. The Company received proceeds of $0.4 million and recorded an impairment on assets held for sale of $0.7 million and a loss on disposal of $0.1 million.
Depreciation expense for the years ended December 31, 2024 and 2023 was $0.5 million and $1.0 million, respectively.
6. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES
Accrued expenses and other current liabilities consist of the following (in thousands):

	December 31,
	2024	2023
Employee compensation	$1,730	$3,311
Research and development expenses	1,935	3,964
Professional fees	2,409	1,221
Other	23	85

Total	$6,097	$8,581

7. COLLABORATION AGREEMENT AND STOCK PURCHASE AGREEMENT WITH BRISTOL-MYERS SQUIBB
The Company has a 2019 collaboration agreement and associated stock purchase agreement (collectively the “Agreements”) with Celgene Corporation (acquired by Bristol-Myers Squibb), whereby the Company carried out initial research and development activities with the goal of identifying and developing drug candidates for certain cancer types. Bristol-Myers Squibb paid the Company a total of $95.0 million in aggregate upfront consideration related to the collaboration and stock purchase under the Agreements, of which $78.7 million was allocated to the collaboration. The Company was eligible to receive $50.0 million, in case of an exercise of an option with respect to
IK-175,
and $40.0 million, in case of an exercise of an option with respect to
IK-412.
Upon the exercise of the delivery of each license, the Company would have been eligible to receive up to $450.0 million in milestone payments, as well as a tiered royalty on worldwide sales from the high single to low teen digits.
The Company determined that the Bristol-Myers Squibb Collaboration Agreement represented a contract with a customer to be accounted for in accordance with ASC 606. The Company identified two performance obligations; research and development services for each of
IK-175
and
IK-412.
The options to receive worldwide development and commercialization licenses for the two targets and the option to receive manufacturing services in the future were determined to not provide any material rights to the customer and were therefore not considered to be performance obligations. The arrangement also contains certain de minimis items, including participation on joint oversight committees. The Company identified $78.7 million of total transaction price representing the upfront consideration allocated to the revenue arrangement. Additional consideration to be paid to the Company upon exercise of a right to receive a license or potential milestone and royalty payments were excluded from the transaction price as they relate to amounts that can only be achieved subsequent to the exercise of an options and are outside of the initial contact term.
The Company recognized revenue related to each of its performance obligations as the research and development services were performed. The Company recognized revenue related to research and development services performed using an input method by calculating costs incurred at each period end relative to total costs expected to be incurred. The Company recognized revenue of $9.2 million during the year ended December 31, 2023 that was included in deferred revenue at December 31, 2022, at which time the full amount of the transaction price had been recognized as the Company completed the performance obligations as of December 31, 2023.
On January 17, 2024, Bristol-Myers Squibb notified the Company of its decision not to opt-in
on the
IK-175
program. In addition, Bristol-Myers Squibb did not provide an opt-in
exercise for the
IK-412
program. As a result, the Company has regained full global rights to the
IK-175
and
IK-412
programs. Deferred revenue related to the collaboration had been fully recognized prior to December 31, 2023, as all obligations under the Agreements had been completed.
8. REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY
Common Stock
As of December 31, 2024 and 2023, the Company had 150,000,000 shares of common stock authorized, of which 4,021,458 were issued and outstanding as of December 31, 2024 and 2023, of which 3,490,744 shares were voting common stock and 530,714 shares were non-voting
common stock.
Voting:
The holders of shares of voting common stock are entitled to one vote for each share of voting common stock held at all meetings of stockholders and written action in lieu of meetings; there is no cumulative voting. The holders of outstanding shares of voting common stock shall be entitled to elect two directors of the Company. Shares of non-voting
common stock are convertible into shares of voting common stock on a 1:1 basis, upon written notice by the holder, subject to notice periods for certain holders.

Dividends:
The holders of both classes of common stock are entitled to receive dividends, if and when declared by the Board of Directors. No dividends have been declared or paid by the Company since its inception.
Liquidation:
After payment to the holders of shares of Preferred Stock of their liquidation preferences, the remaining assets of the Company are distributed to the holders of both classes of common stock.
Preferred Stock
On August 4, 2023, the Company filed a Certificate of Designation of Preferences, Rights and Limitations of Series A
Non-Voting
Convertible Preferred Stock (“Certificate of Designation”) with the Secretary of State of the State of Delaware in connection with the Acquisition, which provided for the issuance of shares of Series A Preferred Stock. Pursuant to the Acquisition, the Company agreed to issue 4,153,439 shares of Series A Preferred Stock to Pionyr stockholders. The Company agreed to hold a special meeting of stockholders to submit the approval of the conversion of the Series A Preferred Stock into shares of common stock, pursuant to which each share of Series A Preferred Stock would be convertible into 0.083 (rounded to the nearest one thousandth) shares of voting common stock, provided, however, that if such stockholder already held shares of the Company’s non-voting
common stock prior to the conversion, such holder would receive shares of non-voting
common stock in lieu of shares of voting common stock to the extent the issuance of shares of voting common stock to such holder would result in such holder, when aggregated with its affiliates for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, beneficially owning more than 9.99% of the Company’s voting common stock. If stockholders had not approved the conversion of the Series A Preferred Stock into common stock by February 4, 2024 (six (6) months from the closing of the Acquisition), then, upon any attempted conversion, holders of Series A Preferred Stock may have thereafter required the Company to repurchase the Series A Preferred Stock at the then-current fair value of the underlying common stock.
The Company classified convertible preferred stock as temporary equity in the accompanying consolidated statement of Redeemable Convertible Preferred Stock and Stockholders’ Equity due to terms that allowed for redemption of the shares in cash upon certain events that are outside of the Company’s control, including failure to obtain stockholder approval of the conversion of the Series A Preferred Stock. The Company did not accrete the value of the convertible preferred stock to the redemption values since a liquidation event was not considered probable prior to the conversion date.
The Series A Preferred Stock was subsequently converted to shares of the Company’s common stock pursuant to stockholder approval at a special meeting of stockholders held on October 11, 2023.
9. ACQUISITION OF PIONYR
On August 4, 2023, the Company acquired Pionyr. Under the terms of the Pionyr Acquisition Agreement, the Company issued to the stockholders of Pionyr 150,054 shares of the Company’s common stock (including 12,760 shares of the Company’s non-voting
common stock), and 4,153,439 shares of Series A Preferred Stock, which was a newly designated series of preferred stock that is intended to have economic rights equivalent to the Company’s common stock, but with only limited voting rights. The Series A Preferred Stock converted to shares of the Company’s common stock pursuant to stockholder approval at a special meeting of stockholders held on October 11, 2023.
The Company accounted for the Pionyr acquisition as a capitalization transaction to acquire the cash, cash equivalents and marketable securities of Pionyr. Under the recapitalization accounting model, the assets acquired and liabilities assumed were recognized at their fair value on August 4, 2023. The equity issued by the Company was recognized on the basis of the net fair value of the assets acquired and liabilities assumed. Cash consideration transferred and transaction costs incurred attributable to the Acquisition were reflected as reductions to equity. The Company incurred $1.3 million of transaction costs that were direct and incremental to the Acquisition.

In connection with the acquisition of Pionyr, the Company issued one CVR to the former Pionyr stockholders for each share of Pionyr stock held at closing (the “Pionyr CVR”). The Pionyr CVR entitles the holder to receive 50% of net proceeds, outside of royalties, for any potential monetization of Pionyr legacy programs within two years. The Company evaluated the Pionyr CVR to determine if it qualified as a derivative under ASC 815, Derivatives and Hedging (“ASC 815”). For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value and re-valued
at each reporting date with changes in fair value recorded as other income or expense for each reporting period. The Company determined that the contingent payments under the Pionyr CVR qualified for the scope exception under ASC 815, and as such, did not qualify as a derivative liability but is accounted for as a contingent liability. The Company did not record a liability for contingent payments that would be payable under the Pionyr CVR as receipt of such payments was not considered probable or estimable.
In December 2024, the Company licensed certain Pionyr legacy program assets for future contingent payments (see Note 17).
As of December 31, 2024 and 2023, the contingent consideration cannot be reasonably estimated, and the contingency was not resolved.
10. STOCK-BASED COMPENSATION
The Company has outstanding awards under its 2016 Stock Incentive Plan, as amended (the “2016 Plan”), but is no longer granting awards under this plan. The Company’s 2021 Stock Incentive Plan (the “2021 Plan” and, together with the 2016 Plan, the “Plans”) allows the Company to make equity-based and cash-based incentive awards to officers, employees, directors and consultants. The number of shares initially reserved under the 2021 Plan was 259,959 shares of the Company’s common stock. Additionally, shares of the Company’s common stock subject to outstanding awards under the 2016 Plan that expire, terminate or are otherwise surrendered, cancelled, forfeited or repurchased by the Company at their original issuance price pursuant to a contractual repurchase right will be added back to the shares of common stock available for issuance under the 2021 Plan. The 2021 Plan contains an “evergreen” provision, which allows for an annual increase in the number of shares of common stock available for issuance under the 2021 Plan on the first day of each fiscal year during the period beginning in fiscal year 2022. The annual increase in the number of shares shall be equal to 4% of the number of shares of common stock outstanding on the immediately preceding December 31; or such lesser number of shares as determined by the Administrator as provided in the 2021 Plan. On January 1, 2024, the number of shares of common stock available for issuance under the 2021 Plan increased by 160,860 shares as a result of the automatic increase provision of the 2021 Plan. As of December 31, 2024, 396,148 shares of common stock remain available for future issuance under the 2021 Plan.
The vesting periods for equity awards, which generally are four years, are determined by the Company’s board of directors. The contractual term for stock option awards is ten years.
The Company recorded stock-based compensation expense in the following expense categories of its consolidated statements of operations and comprehensive loss (in thousands):

	Year Ended December 31,
	2024	2023
Research and development	$1,655	$3,937
General and administrative	3,377	3,695
Restructuring and other charges	263	—

Total	$5,295	$7,632

As of December 31, 2024, the total unrecognized stock-based compensation balance for outstanding awards was $3.9 million, which is expected to be recognized over a weighted average period of 2.2 years.

The following table summarizes stock option activity for the year ended December 31, 2024:

	Number of Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (years)	Aggregate Intrinsic Value (thousands)
Outstanding as of December 31, 2023	590,688	$76.20	6.92	$94
Granted	198,098	17.73
Exercised	—	—
Cancelled or forfeited	(148,948)	66.81

Outstanding as of December 31, 2024	639,837	$60.24	6.25	$426

Vested or expected to vest as of December 31, 2024	639,837	$60.24	6.25	$426

Options exercisable as of December 31, 2024	404,258	$77.14	4.78	$77

The aggregate intrinsic value of stock options is calculated as the difference between the exercise price of the stock options and the fair value of the Company’s common stock for those stock options that had exercise prices lower than the fair value of the Company’s common stock. No options were exercised during the year ended December 31, 2024. The aggregate intrinsic value of options exercised during the year ended December 31, 2023 was $0.1 million.
The weighted-average grant date fair value of the stock options granted during the years ended December 31, 2024 and 2023 was $13.56 per share and $28.08 per share, respectively. The fair value of each option award granted is estimated on the date of grant using the Black-Scholes option pricing model and assumptions input into the model. The following table presents, on a weighted average basis, the assumptions used in the model to determine the grant-date fair value of stock options granted:

	Year Ended December 31,
	2024	2023
Risk-free interest rate	4.18%	4.00%
Expected dividend yield	0%	0%
Expected option term (in years)	5.88	6.04
Expected stock price volatility	91.99%	87.00%
Employee Stock Purchase Plan
On March 20, 2021, the Company’s stockholders approved the 2021 Employee Stock Purchase Plan (the “ESPP”), which became effective on March 30, 2021. The ESPP initially provides participating employees with the opportunity to purchase up to an aggregate of 28,884 shares of the Company’s common stock. An annual increase in the number of shares of common stock reserved and available for issuance under the ESPP shall be equal to 1% of the number of shares of common stock outstanding on the immediately preceding December 31; and such lesser number of shares as determined by the Administrator as provided in the ESPP. As of December 31, 2024, no shares have been purchased by employees under the ESPP.
11. EMPLOYEE BENEFIT PLAN
The Company has a defined-contribution savings plan covering all eligible U.S. employees under Section 401(k) of the Internal Revenue Code (the “401(k) Plan”). Contributions to the plan by the Company totaled $0.4 million and $0.5 million for the years ended December 31, 2024 and 2023, respectively. Employees can designate the investment of their 401(k) accounts into several mutual funds. Administrative costs of the plan for each of the years ended December 31, 2024 and 2023, were immaterial.

12. INCOME TAXES
The components of income tax expense (benefit) were as follows (in thousands):

	Year Ended December 31,
	2024	2023
Current
Federal	$34	$(237)
State	118	68

Total current provision (benefit)	$152	$(169)

The effective income tax rate differed from the amount computed by applying the federal statutory rate to the Company’s loss before income taxes as follows:

	Year Ended December 31,
	2024	2023
Tax effected at statutory rate	21.0%	21.0%
State taxes	(0.3)	6.4
Stock compensation	(1.3)	(1.2)
Non-deductible expenses	(0.9)	(0.6)
Federal research and development credits	2.9	4.2
Other	(0.1)	0.4
Change in valuation allowance	(21.6)	(30.0)

Total	(0.3)%	0.2%

The Company’s total deferred tax assets are as follows (in thousands):

	December 31,
	2024	2023
Deferred tax asset:
Federal net operating loss carryforward	$40,218	$29,529
State net operating loss carryforward	13,145	8,581
R&D credit carryforwards	16,339	14,589
Capitalized start-up costs	176	196
Accruals and reserves	492	802
Stock-based compensation	2,444	2,381
Lease liability	2,078	2,934
Capitalized R&E	38,007	44,366

Total deferred tax asset	112,899	103,378
Deferred tax liability:
Fixed assets	$(140)	$(603)
Right-of-use asset	(1,004)	(1,554)

Total deferred tax liability	(1,144)	(2,157)

Net deferred tax asset and liability before valuation allowance	111,755	101,221
Valuation allowance	(111,755)	(101,221)

Net deferred tax asset	$—	$—

The Company’s 2024 income tax provisions related primarily to state income taxes. The Company’s 2023 income tax benefit related the current year acquisition of Pionyr, offset partially by state income taxes. ASC 740 requires a valuation allowance to reduce the deferred tax assets reported if, based on the weight of the evidence, it is more-likely-than-not
that some portion or all the deferred tax assets will not be realized. The Company has evaluated the positive and negative evidence bearing upon the realizability of its deferred tax assets. Based on this, the Company has provided a valuation allowance for the full amount of the net deferred tax assets as the realization of the deferred tax assets is not determined to be more likely than not. During 2024, the valuation allowance increased by $10.5 million primarily due to the Company’s book loss for the period. During 2023, the valuation allowance increased by $41.2 million primarily due to the Company’s book loss for the period and the Pionyr acquisition.
As of December 31, 2024, the Company had approximately $191.5 million and $205.5 million of federal and state operating loss carryforwards, respectively. The federal net operating losses are not subject to expiration, other than $0.7 million that are subject to expire in 2037, and the state net operating losses begin to expire in 2039. As of December 31, 2024, the Company also has federal and state research and development tax credit carryforwards of approximately $13.1 million and $3.2 million respectively, to offset future income taxes, which will begin to expire in 2025. Carryforwards are available to reduce future taxable income, if any, subject to certain annual limitations. The use of carryforwards to reduce table income may also be subject to limitation based upon changes in the ownership of the company’s ultimate parent. Carryforwards are subject to review and possible adjustment by the appropriate taxing authorities.
Uncertain Tax Positions
ASC 740 prescribes the accounting for uncertainty in income taxes recognized in the consolidated financial statements. The Company regularly assesses the outcome of potential examinations in each of the taxing jurisdictions when determining the adequacy of the amount of unrecognized tax benefit recorded. The Company recognizes tax benefits from uncertain tax positions only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such positions are then measured based on the largest benefit which is more likely than not to be realized upon ultimate settlement. The Company recognizes interest and penalties related to unrecognized tax positions in its provision for (benefit from) income taxes line of its consolidated statements of operations and comprehensive loss.
The aggregate changes in the balance of gross unrecognized tax benefits were as follows (dollars in thousands):

	Year Ended December 31,
	2024	2023
Balance at the beginning of the year	$949	$—
Beginning balance adjustment	—	927
Increases related to tax positions taken from prior years	59	22

Ending balance	$1,008	$949

As of December 31, 2024, $1.0 million of the unrecognized tax benefits, if recognized, would impact the Company’s effective tax rate. A portion of the unrecognized tax benefit may be reduced in 2025 due to the schedule lapse in the statute of limitations. The Company recognized an immaterial amount of interest related to uncertain tax positions in income taxes during 2024.
As of December 31, 2023, the balance was adjusted by $0.9 million related to the acquisition of Pionyr.

The Company files U.S. federal and state income tax returns and is generally subject to income tax examinations by these authorities for all tax years after
December 31, 2021
. Currently, no federal or state income tax returns are under examination by the respective income tax authorities.
13. LEASE OBLIGATIONS
The Company leases office and laboratory space in Boston, Massachusetts under a non-cancelable
operating lease that expires in May 2026. In connection with its acquisition of Pionyr, the Company acquired a non-cancelable
operating lease for office and laboratory space in San Francisco, California, that expires in April 2027. In April 2024, the Company entered into three sublease agreements with third parties for the use of office and laboratory space in San Francisco, California. Total fixed payments to be received by the Company through April 2027 under the three sublease agreements amount to $2.5 million. For the year ended December 31, 2024, the Company recorded other income of $1.0 million related to its subleases.
The Company’s lease agreements require the Company to maintain cash letters of credit to secure their obligations under the leases of $0.9 million and $1.3 million as of December 31, 2024 and 2023, respectively. Restricted cash held as collateral for these letters of credit are included in deposits and other assets on the consolidated balance sheets.
The components of the lease costs under ASC 842 were as follows (in thousands):

	Year Ended December 31,
	2024	2023
Operating lease costs	$2,758	$2,316
Variable lease costs	1,540	889

Total lease costs	$4,298	$3,205

Variable lease cost primarily related to operating expenses, parking, taxes and insurance associated with the Company’s operating leases.
Supplemental disclosure of cash flow information related to the Company’s leases were as follows (in thousands):

	Year Ended December 31,
	2024	2023
Cash paid for amounts included in the measurement of operating lease liability	$4,079	$2,534
The weighted-average remaining lease terms and discount rates related to the Company’s leases were as follows:

	December 31,
	2024	2023
Weighted-average remaining lease term — operating leases (in years)	2.0	3.0
Weighted-average discount rate — operating leases	7.8%	7.8%
Because the interest rate implicit in the leases was not readily determinable, the Company’s estimated incremental borrowing rate was used to calculate the present value of the leases. In determining its incremental borrowing rate, the Company considered its credit quality and assessed interest rates available in the market for similar borrowings, adjusted for the impact of collateral over the term of the leases.

The future minimum lease payments for the Company’s operating lease as of December 31, 2024, were as follows (in thousands):

Years ending December 31,
2025	$4,212
2026	3,171
2027	720

Total minimum lease payments	8,103
Less: imputed interest	(582)

Total operating lease liability	$7,521

The following table represents operating lease liabilities on the consolidated balance sheets (in thousands):

December 31, 2024
Operating lease liability	$3,784
Long-term portion of operating lease liability	3,737

Total operating lease liability	$7,521

14. MERGER AGREEMENT AND LOAN AND SECURITY AGREEMENT
Concurrently with the execution of the Merger Agreement, the Company also entered into a Loan and Security Agreement (the “Loan Agreement”) with Inmagene, pursuant to which the Company will lend to Inmagene up to $22.5 million, consisting of (i) an initial term loan of $7.5 million, which was funded in December 2024 and (ii) additional term loans in increments of $7.5 million, subject to certain drawdown conditions (collectively, the “Term Loan Advances”). The Term Loan Advances shall bear interest, on the outstanding daily balance thereof, at a rate equal to 6.0% per annum, and may be prepaid at any time without premium or penalty. The Term Loan Advances shall be secured by certain Inmagene assets in respect of its anti-OX40 monoclonal antibody asset,
IMG-007.
If the Merger Agreement is terminated, the Term Loan Advances shall mature and the Loan Agreement shall terminate on the date that is six months following the termination of the Merger Agreement. Upon consummation of the Merger, all unpaid Term Loan Advances and accrued interest shall be automatically forgiven and the Loan Agreement shall terminate. As of December 31, 2024, the Company has recorded a long-term note receivable of $7.5 million. Issuance costs related to the Loan Agreement were not material. Interest income related to the note receivable was not material for the year ended December 31, 2024. The Company does not believe there is any impairment to the note receivable due to its secured position by the assets of Inmagene’s anti-OX40 monoclonal antibody asset,
IMG-007,
and its expectation that the amount will be recoverable.
15. COMMITMENTS AND CONTINGENCIES
Leases
The Company’s commitments under its leases are described in Note 13.
License Agreements
UT Austin
The Company had an exclusive patent license agreement (the “UT Austin License”) entered into in 2015, to license certain technologies and intellectual property rights from the University of Texas at Austin (the “University”), an entity affiliated with a director of the Company at the time of the agreement. The Company was required to pay License Maintenance fees annually of less than $0.1 million. Additionally, the Company would have been required to make additional milestone payments to the University upon meeting certain development milestones in the aggregate of $4.7 million during the term of the UT Austin License, and to pay the University royalties as defined in the UT Austin License on any commercialized product sales related to the licensed technology in a percentage in the low single digits. The Company was also responsible for reimbursing the University for certain patent-related costs incurred on its behalf. A Notice of Termination was sent by the Company in March 2024 and the UT Austin License was terminated as of June 27, 2024, at which time all assets were returned to the University and no further costs will be incurred by the Company in connection with the UT Austin License.
Arrys
The Company acquired
in-process
research and development in 2018 on an Arrys Therapeutics, Inc.’s (“Arrys”) immune-oncology candidate based on the intellectual property associated with Arrys’ AskAt License as part of the Company’s acquisition of Arrys. The AskAt License was intended to be used by the Company in its future development of therapeutic drug candidates for eventual clinical development and commercialization. The Company would have been obligated to make milestone payments to AskAt upon meeting certain development and sales milestones during the term of the AskAt License as well as royalties on any commercialized product sales related to the licensed technology. The AskAt Agreement was terminated as of March 20, 2024 and all assets were returned to AskAt. No further costs will be incurred by the Company in connection with the AskAt License.
Other Agreements
The Company is also party to various agreements, principally relating to licensed technology, that require future payments relating to milestones not met as of December 31, 2024 or royalties on future sales of specified products that have not yet occurred as of December 31, 2024.
Contingent Value Rights
In connection with the acquisition of Pionyr on August 4, 2023, the Company issued one Pionry CVR to the former Pionyr stockholders for each share of Pionyr stock held at closing (see Note 9). The Pionyr CVR entitles the holder to receive 50% of net proceeds, outside of royalties, for any potential monetization of Pionyr legacy programs within two years. As of December 31, 2024 and 2023, the contingent consideration cannot be reasonably estimated, and the contingency was not resolved.
16. RESTRUCTURING AND OTHER CHARGES
On January 17, 2024, the board of directors of the Company approved a plan to reduce the Company’s workforce by approximately 35% and discontinue discovery efforts. The workforce reduction was designed to align the Company’s workforce with its strategy to focus on its clinical stage, targeted oncology programs,
IK-930
and
IK-595.
The workforce reduction and discontinuation of discovery efforts are referred to as the “January Restructuring” and were completed by March 31, 2024. In connection with the workforce reduction, the Company terminated 20 employees. During the first quarter of 2024, the Company recorded severance charges in connection with the workforce reduction, consisting of cash expenditures for employee separation costs of $1.6 million, which were paid by June 30, 2024, and non-cash
charges of $0.3 million for the modification of certain equity awards. In March 2024, the Company committed to a plan to sell laboratory equipment related to its discovery efforts and therefore classified the net amount of assets held for sale of $0.4 million in prepaid expenses and other current assets on the consolidated balance sheets as of March 31, 2024. The assets held for sale were carried at the lower of the carrying amount or fair value, less costs to sell, and were sold in the second quarter of 2024.
On May 23, 2024, the board of directors of the Company approved a plan to discontinue the clinical development of
IK-930,
continue clinical development of
IK-595
and reduce its current workforce by

approximately 53% (the “May Restructuring” and together with the January Restructuring, the “Restructurings”). The board of directors also approved a process to explore, review and evaluate a range of potential strategic options for the Company. The May Restructuring resulted in the termination of 18 employees through September 30, 2024. During the year ended December 31, 2024, the Company recorded severance expense in connection with the May Restructuring of $0.9 million, which were paid by December 31, 2024.
In June 2024, the board of directors of the Company approved up to $1.3 million of retention payments to employees, subject to remaining actively employed with the Company through specified dates. The retention payments are expensed as services are performed. During the year ended December 31, 2024, the Company recorded retention expense of $1.0 million, which were paid by December 31, 2024.
The Company’s Restructuring and other charges and balance of its Restructuring liability, which was included in accrued employee compensation, consisted of the following for the year ended December 31, 2024 (in thousands):

	Year Ended December 31, 2024
	Employee Related Payments	Non-cash Compensation	Asset Impairments	Total
Accrued balance at December 31, 2023	$—	$—	$—	$—
Expense	3,414	263	742	4,419
Payments	(3,414)	—	—	(3,414)
Non-cash	—	(263)	(742)	(1,005)

Accrued balance at December 31, 2024	$—	$—	$—	$—

17. ASSET SALE AND LICENSE AGREEMENT
On November 8, 2024, the Company entered into an asset purchase agreement for its
IK-1259
and
IK-0714
technology, including intellectual property, which was not in active development, for cash consideration of $1.5 million. The Company accounted for the disposal as an asset sale. As the Company had no recorded value for the assets sold, the $1.5 million was recognized as other income during the year ended December 31, 2024 as the asset sales were unrelated to the Company’s core operations.
On December 3, 2024, the Company entered into a license agreement related to certain legacy Pionyr programs for potential future payments for the achievement of certain regulatory and commercial milestones, commercial royalties, and a portion of proceeds from future strategic transactions. The potential milestone payments that the Company is eligible to receive were excluded from the transaction price as they were fully constrained by uncertain events. Additionally, the Company has not recognized any amounts for potential proceeds from future strategic transactions or commercial royalties as the events giving rise to such payments have not occurred or are probable of occurring. Any payments received by the Company under this license agreement will be subject to the Pionyr CVR (see Note 9).
18. SEGMENT INFORMATION
The Company manages its operations as a
single
segment for the purposes of assessing performance and making operating decisions. Operating segments are defined as components of an enterprise for which separate financial information is regularly evaluated by the Company’s chief operating decision maker, or decision-making group (the “CODM”), in deciding how to allocate resources and assess performance. The CODM of the Company is the
Chief Executive Officer
. The CODM assesses performance and allocates resources based on the Company’s consolidated statements of operations and comprehensive loss and the Company’s operations are managed on a consolidated basis to decide where to allocate and invest additional resources within the business.

As a
single
reportable segment entity, the Company’s segment performance measure is net loss. In addition to the significant expense categories included within consolidated net loss presented in the consolidated statements of operations and comprehensive loss, see below for disaggregated amounts that comprise research and development expenses (in thousands):

	Year Ended December 31,
	2024	2023
Research and development
Direct research and development expenses by program:
IK-930	$8,684	$11,608
IK-595	9,682	8,068
IK-175	480	2,677
Discovery and other programs	1,092	10,218
Unallocated expense:
Personnel related (including stock-based compensation)	8,186	19,571
Other research and development cost	2,751	7,510

Total research and development expenses	$30,875	$59,652

Other segment information such as
non-cash
stock-based compensation or depreciation and amortization or interest expense are not provided to the CODM but are included in net loss. Such amounts are detailed in the Company’s consolidated statements of operations and consolidated loss or in its consolidated statements of cash flows. See the consolidated financial statements for other segment financial information regarding.
Asset information is not regularly provided to the CODM for assessing performance and allocating resources other than consolidated cash, cash equivalents and marketable debt securities, which can be found on the Company’s consolidated balance sheets.
All long-lived assets of the Company are held in the United States.
19. RELATED PARTY
The Company had a license agreement with the University, which was affiliated with a director of the Company at the time of the license agreement. During each of the years ended December 31, 2024 and 2023 the Company recorded expenses in connection with University license fees and certain patent-related costs incurred on its behalf of $0.1 million. The license agreement was terminated in 2024 (see Note 15).
OrbiMed Advisors LLC (“OrbiMed”), a related party of the Company, was previously a stockholder of Pionyr. In connection with the Pionyr acquisition, OrbiMed was allocated 12,760 shares of non-voting
common stock and 353,192 shares of Series A Preferred Stock, which converted to common stock pursuant to stockholder approval at a special meeting of stockholders held on October 11, 2023. As of December 31, 2024, OrbiMed beneficially owned approximately 8.45% of the Company’s voting common stock outstanding.
20. SUBSEQUENT EVENT
The accompanying consolidated financial statements reflect the 1-for-12 reverse stock split of the Company’s common stock that was approved by the board of directors and made effective on July 25, 2025 prior to the Merger. All share and per share information herein that relates to common stock prior to the effective date of the reverse stock split has been retroactively restated to reflect the reverse stock split. The par value and the number of authorized shares of the preferred stock and common stock were not adjusted in connection with the reverse stock split.

IKENA ONCOLOGY, INC.
Condensed Consolidated Balance Sheets
(in thousands, except share and per share amounts)
(Unaudited)

	June 30, 2025	December 31, 2024
Assets
Current assets:
Cash and cash equivalents	$58,290	$39,393
Marketable securities	37,352	84,993
Prepaid expenses and other current assets	3,371	2,783

Total current assets	99,013	127,169
Property and equipment, net	419	593
Right-of-use asset	2,561	3,635
Deposits and other assets	24,173	10,113

Total assets	$126,166	$141,510

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$512	$897
Accrued expenses and other current liabilities	2,978	6,097
Operating lease liability	3,834	3,784

Total current liabilities	7,324	10,778
Long-term portion of operating lease liability	1,843	3,737
Other long-term liabilities	1,092	1,061

Total liabilities	10,259	15,576

Commitments and contingencies (Note 8)
Stockholders’ equity:
Preferred stock, $0.001 par value, 10,000,000 shares authorized as of June 30, 2025 and December 31, 2024; no shares issued and outstanding as of June 30, 2025 and December 31, 2024	—	—
Common stock, $0.001 par value, 150,000,000 shares authorized and 4,021,458 shares issued and outstanding as of June 30, 2025 and December 31, 2024	4	4
Additional paid-in capital	458,843	457,481
Accumulated other comprehensive income	65	68
Accumulated deficit	(343,005)	(331,619)

Total stockholders’ equity	115,907	125,934

Total liabilities and stockholders’ equity	$126,166	$141,510

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

IKENA ONCOLOGY, INC.
Condensed Consolidated Statements of Operations and Comprehensive Loss
(in thousands, except share and per share amounts)
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024
Operating expenses:
Research and development	4,025	9,832	$7,740	$19,477
General and administrative	4,416	5,308	10,060	11,307
Restructuring and other charges	309	683	1,744	3,265

Total operating expenses	8,750	15,823	19,544	34,049

Loss from operations	(8,750)	(15,823)	(19,544)	(34,049)

Other income (expense):
Investment income	1,290	1,920	2,708	4,034
Other income, net	4,708	235	5,493	228

Total other income, net	5,998	2,155	8,201	4,262

Loss before income taxes	(2,752)	(13,668)	(11,343)	(29,787)
Income tax expense	(15)	(62)	(43)	(89)

Net loss	$(2,767)	$(13,730)	$(11,386)	$(29,876)

Other comprehensive income (loss):
Unrealized loss on marketable securities	(34)	(37)	(3)	(302)

Total comprehensive loss	$(2,801)	$(13,767)	$(11,389)	$(30,178)

Net loss per share:
Net loss per share, basic and diluted	$(0.69)	$(3.41)	$(2.83)	$(7.43)

Weighted-average common shares outstanding, basic and diluted	4,021,458	4,021,458	4,021,458	4,021,458

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

IKENA ONCOLOGY, INC.
Condensed Consolidated Statements of Stockholders’ Equity
(in thousands, except share amounts)
(Unaudited)

	Common Stock		Additional Paid-in	Accumulated Other Comprehensive	Accumulated	Total Stockholders’
	Shares	Amount	Capital	Income	Deficit	Equity
Balance as of December 31, 2024	4,021,458	$4	$457,481	$68	$(331,619)	$125,934
Stock-based compensation expense	—	—	904	—	—	904
Other comprehensive income	—	—	—	31	—	31
Net loss	—	—	—	—	(8,619)	(8,619)

Balance as of March 31, 2025	4,021,458	4	458,385	99	(340,238)	118,250
Stock-based compensation expense	—	—	458	—	—	458
Other comprehensive loss	—	—	—	(34)	—	(34)
Net loss	—	—	—	—	(2,767)	(2,767)

Balance as of June 30, 2025	4,021,458	$4	$458,843	$65	$(343,005)	$115,907

	Common Stock		Additional Paid-in	Accumulated Other Comprehensive	Accumulated	Total Stockholders’
	Shares	Amount	Capital	Loss	Deficit	Equity
Balance as of December 31, 2023	4,021,458	$4	$452,186	$(48)	$(282,385)	$169,757
Stock-based compensation expense	—	—	2,001	—	—	2,001
Other comprehensive loss	—	—	—	(265)	—	(265)
Net loss	—	—	—	—	(16,146)	(16,146)

Balance as of March 31, 2024	4,021,458	4	454,187	(313)	(298,531)	155,347
Stock-based compensation expense	—	—	1,279	—	—	1,279
Other comprehensive loss	—	—	—	(37)	—	(37)
Net loss	—	—	—	—	(13,730)	(13,730)

Balance as of June 30, 2024	4,021,458	$4	$455,466	$(350)	$(312,261)	$142,859

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

IKENA ONCOLOGY, INC.
Condensed Consolidated Statements of Cash Flows
(in thousands)
(Unaudited)

	Six Months Ended June 30,
	2025	2024
Cash flows from operating activities:
Net loss	$(11,386)	$(29,876)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	174	311
Net accretion of discounts on marketable securities	(243)	(817)
Stock-based compensation expense	1,362	3,280
Non-cash operating lease expense	1,074	907
Loss on disposal of property and equipment	—	99
Impairment of assets held for sale	—	742
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(588)	(539)
Deposits and other assets	940	2,796
Accounts payable	(385)	(658)
Accrued expenses and other current liabilities	(3,119)	(5,488)
Operating lease liabilities	(1,844)	(1,646)
Other long-term liabilities	31	83

Net cash used in operating activities	(13,984)	(30,806)

Cash flows from investing activities:
Proceeds from sale of property and equipment	—	245
Purchases of marketable securities	(23,184)	(72,265)
Proceeds from sales and maturities of marketable securities	71,065	27,200
Amounts loaned under note receivable	(15,000)	—

Net cash provided by (used in) investing activities	32,881	(44,820)

Net increase (decrease) in cash, cash equivalents and restricted cash	18,897	(75,626)
Cash, cash equivalents and restricted cash, beginning of period	40,265	121,172

Cash, cash equivalents and restricted cash, end of period	$59,162	$45,546

Reconciliation of cash, cash equivalents, and restricted cash to the condensed consolidated balance sheets:
Cash and cash equivalents	$58,290	$44,268
Restricted cash included in deposits and other assets	872	1,278

Cash, cash equivalents and restricted cash, end of period	$59,162	$45,546

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

IKENA ONCOLOGY, INC.
Notes to Condensed Consolidated Financial Statements
(Unaudited)
1. Nature of Business and Basis of
Presentation
Ikena Oncology, Inc. (the “Company”) has historically been a clinical stage targeted oncology company, focused on developing differentiated therapies for patients in need that target nodes of cancer growth, spread, and therapeutic resistance. In May 2024, after a review of the Company’s business, programs, resources and capabilities, including anticipated costs and timelines, the Company announced the decision to conduct a comprehensive review of strategic alternatives. As part of the strategic review process, the Company explored potential strategic alternatives that included, without limitation, an acquisition, merger, business combination or other transactions, as well as strategic transactions related to its product candidates and related assets.
On December 23, 2024, following a comprehensive review of strategic alternatives, the Company entered into an Agreement and Plan of Merger (“Merger Agreement”) with Insight Merger Sub I (“Merger Sub I”) and Insight Merger Sub II (“Merger Sub II”), its direct, wholly owned subsidiaries and Inmagene Biopharmaceuticals (“Inmagene”), pursuant to which among other matters, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub I will merge with and into Inmagene, with Inmagene surviving as a direct, wholly owned subsidiary of the Company (the “Surviving Entity,” and such transaction, the “First Merger”) and immediately after the First Merger, the Surviving Entity will merge with and into Merger Sub II with Merger Sub II surviving as a direct, wholly owned subsidiary of the Company (such transaction, the “Second Merger,” and together with the First Merger, the “Merger”). Immediately prior to the effective time of the First Merger, the Company is expected to enter into a Contingent Value Rights Agreement with a rights agent pursuant to which the Company’s pre-Merger
common stockholders will receive one contingent value right (each, a “CVR”) for each outstanding share of common stock held by such stockholder on such date. The Merger was unanimously approved by the board of directors of the Company, and the board of directors resolved to recommend approval of the Merger Agreement to the stockholders of the Company. The closing was subject to approval by the stockholders and Inmagene’s stockholders, as well as other customary closing conditions. If the Merger is completed, the business of Inmagene will continue as the business of the combined company. Concurrently with the execution of the Merger Agreement, the Company also agreed to lend to Inmagene up to $22.5 million, of which $7.5 million was funded in December 2024 and an additional $15.0 million was funded in the three months ended June 30, 2025.
On July 15, 2025, at the annual meeting of the Company’s stockholders, the Company’s stockholders approved the Merger and related proposals. The Closing is subject to customary closing conditions, including approval of the combined company’s application for listing on The Nasdaq Capital Market (see Note 12).
The Company has continued to divest and explore strategic alternatives related to data, technology and other intellectual property rights related to the Company’s historical business.
The Company’s future operations are highly dependent on the success of the Merger and there can be no assurances that the Merger or any other strategic transaction will be successfully consummated. If the strategic process is unsuccessful, the board of directors may decide to pursue a dissolution and liquidation.
The accompanying condensed consolidated financial statements and footnotes to the financial statements have been prepared on the same basis as the most recently audited annual financial statements and, in the opinion of management, reflect all normal recurring adjustments necessary for the fair presentation of the Company’s financial position for the reported periods. The results of operations for any interim periods are not necessarily indicative of results to be expected for the year ending December 31, 2025, any other interim periods, or any future year or period. These condensed consolidated financial statements should be read in conjunction with, the Company’s audited consolidated financial statements for the year ended December 31, 2024, which were included in its Annual Report on Form
10-K
that was filed with the Securities and Exchange Commission (“SEC”) on March 6, 2025.

The Company’s condensed consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial reporting. Any reference in these notes to applicable guidance is meant to refer to the authoritative U.S. GAAP as found in the Accounting Standards
Codification
(“ASC”) and Accounting Standards Update (“ASU”) of the Financial Accounting Standards Board (“FASB”).
2. Summary of Significant Accounting Policies
The Company is an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such a time as those standards apply to private companies. The Company has elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that the Company no longer is an emerging growth company or affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, these financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates.
Principles of Consolidation
The accompanying condensed consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.
Use of Estimates
The preparation of the Company’s financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Estimates and judgments are based on historical information and other market-specific or various relevant assumptions, including in certain circumstances, future projections, that management believes to be reasonable under the circumstances. Actual results could differ materially from estimates. Significant estimates and assumptions reflected in these condensed consolidated financial statements include but are not limited to the accruals for research and development expenses.
Concentration of Credit Risk and of Significant Suppliers
Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash, cash equivalents, and marketable securities. Cash and cash equivalents are deposited with federally insured financial institutions in the United States and may, at times, exceed federally insured limits. The Company places marketable securities with a highly rated financial institution. As of June 30, 2025, the Company has not experienced any credit related losses on its cash, cash equivalents or marketable securities.
The Company is dependent on third-party manufacturers to supply products for its research and development activities. In particular, the Company relies and expects to continue to rely on a small number of manufacturers to supply it with its requirements for the active pharmaceutical ingredients and formulated drugs related to the Company’s programs. These programs could be adversely affected if a third-party manufacturer is unable to successfully carry out their contractual obligations or meet expected deadlines. If a third-party manufacturer needs to be replaced, the Company may not be able to complete its program development on its anticipated timelines and may incur additional expenses as a result.

Restricted Cash
As of June 30, 2025 and December 31, 2024, the Company maintained restricted cash totaling $0.9 million, held in the form of a money market account as collateral for the Company’s facility lease obligations. This balance is included within deposits and other assets on the condensed consolidated balance sheets.
Reimbursement of Research and Development Expenses
From March through June 2025, the Company received reimbursement of expenses incurred for agreed upon research and development activities from a related party. The Company recognized $4.3 million of other income during the three and six months ended June 30, 2025, in the accompanying condensed consolidated statement of operations and comprehensive loss, of which $3.0 million had been received by the Company and $1.3 million was due to the Company as of June 30, 2025.
Net Income (Loss) Per Share
Basic net income (loss) per common share is computed by dividing the net income (loss) by the weighted average number of shares of common stock outstanding for the period. Diluted net income (loss) per common share is computed by dividing net income (loss) by the weighted average number of common shares outstanding for the period, including potential dilutive common shares assuming the dilutive effect of outstanding stock options. For periods in which the Company reported a net loss, diluted net loss per common share is the same as basic net loss per common share, since dilutive common shares are not assumed to have been issued if their effect is anti-dilutive.
The Company has voting and
non-voting
classes of common stock. The rights of the holders of voting and non-voting
common stock are identical, except with respect to voting. Each share of non-voting
common stock is convertible into one share of voting common stock at the option of the holder upon written notice. The Company allocates undistributed income (losses) attributable to common stock between the common stock classes on a one-to-one
basis when computing net income (loss) per share. As a result, basic and diluted net income (loss) per share of voting and non-voting
common stock are equivalent.
The Company excluded the following potential common shares, presented based on amounts outstanding at each period end, from the computation of diluted net loss per share for the periods indicated because including them would have had an anti-dilutive effect:

	June 30,
	2025	2024
Options to purchase common stock	527,737	687,826

Total	527,737	687,826

Recently Issued Accounting Pronouncements
In November 2024, the FASB issued ASU
2024-03,
Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic
220-40):
Disaggregation of Income Statement Expenses. The amendments in ASU
2024-03
address investor requests for more detailed expense information and require additional disaggregated disclosures in the notes to financial statements for certain categories of expenses that are included on the face of the income statement. This guidance is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating this guidance to determine the impact it may have on its consolidated financial statements.

From time to time, new accounting pronouncements are issued by the FASB or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its consolidated financial statements and disclosures.
3. Fair Value Measurements
The following tables present information about the Company’s financial
assets measured or
disclosed
at fair value by level within the fair value hierarchy (in thousands):

	June 30, 2025	Quoted Prices in Active Markets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash equivalents:
Money market funds	$34,334	$34,334	$—	$—
Corporate debt securities	2,399	—	2,399	—
Marketable securities:
Corporate debt securities	37,352	—	37,352	—

Total assets	$74,085	$34,334	$39,751	$—

	December 31, 2024	Quoted Prices in Active Markets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash equivalents:
Money market funds	$34,793	$34,793	$—	$—
Marketable securities:
U.S. treasury securities	27,004	—	27,004	—
Corporate debt securities	57,989	—	57,989	—

Total assets	$119,786	$34,793	$84,993	$—

During the
three
and six months ended June 30, 2025 and 2024, there were no transfers into or out of Level 3.
4. Marketable Securities
The following tables summarize the Company’s marketable securities (in thousands):

	June 30, 2025
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Corporate debt securities	37,287	70	(5)	37,352

Total	$37,287	$70	$(5)	$37,352

	December 31, 2024
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. treasury securities	$26,985	$19	$—	$27,004
Corporate debt securities	57,940	84	(35)	57,989

Total	$84,925	$103	$(35)	$84,993

During the three and six months ended June 30, 2025, the Company sold marketable securities with a fair value of $37.4 million for proceeds of approximately the same amount and a minimal amount of realized gains.
In accordance with the Company’s investment policy, it places investments in investment grade securities with high credit quality issuers, and generally limits the amount of credit exposure to any one issuer. The Company evaluates securities for impairment at the end of each reporting period. Factors considered include whether a decline in fair value below the amortized cost basis is due to credit-related factors or non-credit-related
factors, the financial condition and near-term prospects of the issuer, and the Company’s intent and ability to hold the investment to allow for an anticipated recovery in fair value. As of June 30, 2025 and December 31, 2024, there were no allowances for credit losses recorded.
The Company classifies its investments in marketable securities as available-for-sale
and as current assets as they represent the investment of funds available for current operations. The following table summarizes the fair value of the Company’s available-for-sale
securities by contractual maturity (in thousands):

June 30, 2025
Due in one year or less	$21,706
Due after one year through two years	15,646

Total	$37,352

5. Accrued Expenses and Other Current Liabilities
Accrued expenses and other current liabilities consisted of the following (in thousands):

	June 30, 2025	December 31, 2024
Employee compensation	$483	$1,730
Research and development expenses	1,108	1,935
Professional fees	1,348	2,409
Other	39	23

Total	$2,978	$6,097

6. Stock-Based Compensation
The Company has outstanding awards under its 2016 Stock Incentive Plan, as amended (the “2016 Plan”), but is no longer granting awards under this plan. The Company’s 2021 Stock Incentive Plan (the “2021 Plan” and, together with the 2016 Plan, the “Plans”) allows the Company to make equity-based and cash-based incentive awards to officers, employees, directors and consultants. The number of shares initially reserved under the 2021 Plan was 259,959 shares of the Company’s common stock. Additionally, shares of the Company’s common stock subject to outstanding awards under the 2016 Plan that expire, terminate or are otherwise surrendered, cancelled, forfeited or repurchased by the Company at their original issuance price pursuant to a contractual repurchase right will be added back to the shares of common stock available for issuance under the 2021 Plan. The 2021 Plan contains an “evergreen” provision, which allows for an annual increase in the number of shares of common stock available for issuance under the 2021 Plan on the first day of each fiscal year during the period beginning in fiscal year 2022. The annual increase in the number of shares shall be equal to 4% of the number of shares of common stock outstanding on the immediately preceding December 31, or such lesser number of shares as determined by the Administrator as provided in the 2021 Plan. There was no increase to the shares available for issuance under the 2021 Plan on January 1, 2025. As of June 30, 2025, 508,248 shares of common stock remain available for future issuance under the 2021 Plan.
The vesting periods for equity awards, which generally are four years, are determined by the Company’s board of directors. The contractual term for stock option awards is ten years.

The Company recorded stock-based compensation expense in the following expense categories of its condensed consolidated statements of operations and comprehensive loss (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024
Research and development	$45	$400	$192	$1,177
General and administrative	413	879	994	1,840
Restructuring and other charges	—	—	176	263

Total	$458	$1,279	$1,362	$3,280

As of June 30, 2025, the total unrecognized stock-based compensation balance for outstanding awards was $1.8 million, which is expected to be recognized over a weighted average period of 1.8 years.
The following table summarizes stock option activity for the six months ended June 30, 2025:

	Number of Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (years)	Aggregate Intrinsic Value (thousands)
Outstanding as of December 31, 2024	639,837	$60.24	6.25	$426
Granted	—	—
Exercised	—	—
Cancelled or forfeited	(112,100)	92.92

Outstanding as of June 30, 2025	527,737	$53.28	6.69	$22

Vested or expected to vest as of June 30, 2025	527,737	$53.28	6.69	$22

Options exercisable as of June 30, 2025	376,228	$63.60	6.01	$22

The aggregate intrinsic value of stock options is calculated as the difference between the exercise price of the stock options and the fair value of the Company’s common stock for those stock options that had exercise prices lower than the fair value of the Company’s common stock. No options were exercised during the three or six months ended June 30, 2025 or 2024.
The fair value of each option award granted is estimated on the date of grant using the Black-Scholes option pricing model and assumptions input into the model. The following table presents, on a weighted average basis, the assumptions used in the model to determine the grant-date fair value of stock options granted:

	Three Months Ended June 30, 2024	Six Months Ended June 30, 2024
Risk-free interest rate	4.43%	4.19%
Expected dividend yield	0%	0%
Expected option term (in years)	5.58	6.01
Expected stock price volatility	94.04%	91.32%
No stock options were granted during the three or six months ended June 30, 2025. The weighted-average grant date fair value of the stock options granted during the six months ended June 30, 2024 was $13.20 per share.

7. Merger Agreement and Loan and Security Agreement
Concurrently with the execution of the Merger Agreement, the Company also entered into a Loan and Security Agreement (the “Loan Agreement”) with Inmagene, pursuant to which the Company would lend to Inmagene up to $22.5 million, consisting of (i) an initial term loan of $7.5 million, which was funded in December 2024 and (ii) additional term loans in increments of $7.5 million, of which $7.5 million was funded in April 2025 and the final $7.5 million was funded in May 2025 (collectively, the “Term Loan Advances”). The Term Loan Advances bear interest, on the outstanding daily balance thereof, at a rate equal to 6.0% per annum, and may be prepaid at any time without premium or penalty. The Term Loan Advances are secured by certain Inmagene assets in respect of its anti-OX40 monoclonal antibody asset,
IMG-007.
If the Merger Agreement is terminated, the Term Loan Advances shall mature and the Loan Agreement shall terminate on the date that is six months following the termination of the Merger Agreement. Upon consummation of the Merger, all unpaid Term Loan Advances and accrued interest shall be automatically forgiven and the Loan Agreement shall terminate. As of June 30, 2025, the loan receivable balance of $22.5 million plus interest receivable of $0.4 million was included in deposits and other assets. As of December 31, 2024, the loan receivable balance of $7.5 million was included in deposits and other assets on the accompanying consolidated balance sheets. Issuance costs related to the Loan Agreement were not material. The Company does not believe there is any impairment to the note receivable due to its secured position by the assets of Inmagene’s anti-OX40 monoclonal antibody asset,
IMG-007,
and its expectation that the amount will be recoverable.
8. Commitments and Contingencies
Leases
The Company’s commitments under its leases are described in Note 13 Lease Obligations, to the consolidated financial statements in the Company’s Annual Report on Form
10-K
for the year ended December 31, 2024. There have been no material changes to the Company’s leases during the three and six months ended June 30, 2025.
License Agreements
The Company is party to various agreements, principally relating to licensed technology, that require future payments relating to milestones not met as of June 30, 2025 or royalties on future sales of specified products that have not yet occurred as of June 30, 2025.
Contingent Value Rights
In connection with the acquisition of Pionyr Immunotherapeutics, Inc. (“Pionyr”) on August 4, 2023, the Company issued one CVR to former Pionyr stockholders for each share of Pionyr stock held at closing (each, a “Pionyr CVR,” and collectively, the “Pionyr CVRs”). Each Pionyr CVR entitles the holder to receive 50% of net proceeds, outside of royalties, for any potential monetization of Pionyr legacy programs within two years. The Company accounts for the Pionyr CVRs as a contingent liability. As of June 30, 2025 and December 31, 2024, the Company did not record a liability for contingent payments that would be payable under the Pionyr CVRs as receipt of such payments was not considered probable or estimable.
Legal Proceedings and Other Contingencies
From time to time, the Company may become involved in litigation or other legal proceedings. The Company is not currently a party to any litigation or legal proceedings that, in the opinion of management, are probable to have a material adverse effect on our business.
In connection with the proposed merger, two actions have been filed against the Company and its board of directors in the Supreme Court for the State of New York, County of New York, captioned Smith v. Ikena Oncology, Inc., et al., No. 653576/2025 (filed June 12, 2025) and Kent v. Ikena Oncology, Inc., et al.,

No. 653588/2025 (filed June 13, 2025) (collectively, the “Complaints”). The Complaints allege that the defendants filed or caused to be filed a materially incomplete and misleading registration statement with the SEC and asserts claims under New York common law for negligent misrepresentation and concealment and negligence. In addition, the Company and its board of directors have received five additional demands from purported stockholders seeking additional disclosures in the registration statement (collectively, the “Demands”).
The Company cannot predict the outcome of the Complaints or the Demands. The Company believes that the Complaints and the Demands are without merit, and the Company and the individual defendants intend to vigorously defend against the Complaints and the Demands and any subsequently filed similar actions. If additional similar complaints are filed or demands are received, absent new or significantly different allegations, the Company will not necessarily disclose such additional filings or demands.
Regardless of outcome, litigation can have an adverse impact on our business, financial condition, results of operations and prospects because of defense and settlement costs, diversion of management resources and other factors.
9. Restructuring and Other Charges
In the first quarter of 2024, the Company implemented a workforce reduction and discontinuation of discovery efforts, which was completed by the end of the first quarter of 2024. The Company also sold laboratory assets related to its discovery efforts. In connection with these activities, the Company recorded restructuring and other charges of $2.6 million in the first quarter of 2024 consisting of severance and stock-based compensation charges of $1.9 million and impairment of equipment of $0.7 million.
In the second quarter of 2024, the Company implemented another workforce reduction, which was completed by the third quarter of 2024, and also approved retention payments to employees, subject to remaining actively employed with the Company through specified dates. In connection with these activities, the Company recorded an additional $1.8 million of restructuring and other charges for the year ended December 31, 2024, consisting of severance and retention expense.
During the three and six months ended June 30, 2025, in connection with the Company’s proposed Merger, the Company terminated additional employees and approved retention payments to employees, subject to remaining actively employed with the Company through specified dates. In connection with these activities, the Company recorded $0.3 million and $1.7 million of restructuring and other charges for the three and six months ended June 30, 2025, respectively, consisting of severance, stock-based compensation expense and retention expense.
The Company’s restructuring and other charges and balance of its restructuring liability, which was included in accrued employee compensation, consisted of the following (in thousands):

	Three Months Ended June 30, 2025
	Employee Related Payments	Non-cash Compensation	Asset Impairments	Total
Accrued balance as of March 31, 2025	$198	$—	$—	$198
Expense	309	—	—	309
Payments	(167)	—	—	(167)
Non-cash	—	—	—	—

Accrued balance as of June 30, 2025	$340	$—	$—	$340

	Six Months Ended June 30, 2025
	Employee Related Payments	Non-cash Compensation	Asset Impairments	Total
Accrued balance as of December 31, 2024	$—	$—	$—	$—
Expense	1,568	176	—	1,744
Payments	(1,228)	—	—	(1,228)
Non-cash	—	(176)	—	(176)

Accrued balance as of June 30, 2025	$340	$—	$—	$340

10. Asset Sales
In March 2025, the Company entered into an asset purchase agreement for its
IK-175
technology, including intellectual property, which was not in active development, for cash consideration of $0.4 million. The Company accounted for the transaction as an asset sale. The $0.4 million was recognized as other income in the first quarter of 2025 as the asset sale was unrelated to the Company’s core operations.
In March 2025, the Company entered into an agreement to assign intellectual property for a solely-owned patent family related to
IK-412,
for potential future milestone payments or license fees. The Company did not record any amounts related to this transaction, there were no upfront payments received, and potential future payments have not been deemed probable as of June 30, 2025.
11. Segment Information
The Company manages its operations as a
single
segment for the purposes of assessing performance and making operating decisions. Operating segments are defined as components of an enterprise for which separate financial information is regularly evaluated by the Company’s chief operating decision maker, or decision-making group (the “CODM”), in deciding how to allocate resources and assess performance. The CODM of the Company is the
Chief Executive Officer
. The CODM assesses performance and allocates resources based on the Company’s consolidated statements of operations and comprehensive loss and the Company’s operations are managed on a consolidated basis to decide where to allocate and invest additional resources within the business.
As a
single
reportable segment entity, the Company’s segment performance measure is net loss. In addition to the significant expense categories included within consolidated net loss presented in the condensed consolidated statements of operations and comprehensive loss, see below for disaggregated amounts that comprise research and development expenses (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024
Research and development
Direct research and development expenses by program:
IK-930	$313	$3,846	$712	$6,304
IK-595	3,123	2,318	5,574	3,982
IK-175	33	86	41	498
Discovery and other programs	64	802	85	759
Unallocated expense:
Personnel related (including stock-based compensation)	313	2,150	948	5,722
Other research and development cost	179	630	380	2,212

Total research and development expenses	$4,025	$9,832	$7,740	$19,477

Other segment information such as
non-cash
stock-based compensation or depreciation and amortization or interest expense are not provided to the CODM but are included in net loss. Such amounts are detailed in the Company’s condensed consolidated statements of operations and comprehensive loss or in its condensed consolidated statements of cash flows. See the condensed consolidated financial statements for other segment financial information.
Asset information is not regularly provided to the CODM for assessing performance and allocating resources other than consolidated cash, cash equivalents and marketable debt securities, which can be found on the Company’s condensed consolidated balance sheets.
All long-lived assets of the Company are held in the United States.
12. Subsequent Events
On July 4, 2025, the One Big Beautiful Bill Act (the “OBBBA”) was enacted in the United States. The OBBBA includes significant changes to federal tax law and other regulatory provisions that may impact the Company. As the legislation was not signed into law until the Company’s third quarter of 2025, the impacts are not included in its operating results for the three and six months ended June 30, 2025. The Company will evaluate the impact of the newly enacted tax law and its impact on the Company’s forecasted annual effective tax rate in subsequent periods as required.
On July 15, 2025, at the annual meeting of the Company’s stockholders, the Company’s stockholders approved the Merger and related proposals. The proposals are described in detail in the Company’s definitive proxy statement/prospectus filed on Form
S-4
with the SEC, most recently amended on June 9, 2025 and declared effective on June 11, 2025 and first mailed to the Company’s stockholders on June 11, 2025. All proposals presented at the annual meeting were approved by the Company’s stockholders, and made effective on July 25, 2025, including (i) an amendment to the Company’s second amended and restated certificate of incorporation to effect a reverse stock split of the Company’s issued and outstanding common stock, contingent upon closing of the Merger, at a ratio of one new share of Company common stock for every 12 shares
of outstanding Company common stock, (ii) approval of the Equity Incentive Plan 2025 Plan and (iii) approval of the 2025 Employee Stock Purchase Plan.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth all expenses to be paid by the Registrant, other than underwriting discounts and commissions, in connection with this offering. All amounts shown are estimates.

SEC registration fee		$5,089
Printing and engraving		*
Legal fees and expenses		$200,000
Accounting fees and expenses		$185,000
Transfer agent and registrar fees		*
Miscellaneous		*

Total	$	*

*	These fees are calculated based on the securities offered and the number of issuances and accordingly cannot be defined at this time.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 145 of the General Corporation Law of the State of Delaware (“DGCL”) authorizes a corporation to indemnify its directors and officers against liabilities arising out of actions, suits and proceedings to which they are made or threatened to be made a party by reason of the fact that they have served or are currently serving as a director or officer to a corporation. The indemnity may cover expenses (including attorneys’ fees) judgments, fines and amounts paid in settlement actually and reasonably incurred by the director or officer in connection with any such action, suit or proceeding. Section 145 permits corporations to pay expenses (including attorneys’ fees) incurred by directors and officers in advance of the final disposition of such action, suit or proceeding. In addition, Section 145 provides that a corporation has the power to purchase and maintain insurance on behalf of its directors and officers against any liability asserted against them and incurred by them in their capacity as a director or officer, or arising out of their status as such, whether or not the corporation would have the power to indemnify the director or officer against such liability under Section 145.

The Registrant’s amended and restated certificate of incorporation and amended and restated bylaws limit or eliminate the personal liability of its directors to the fullest extent permitted by the DGCL, as it now exists or may in the future be amended. Consequently, a director will not be personally liable to the Registrant or its stockholders for monetary damages or breach of fiduciary duty as a director, except for liability for:

•	any breach of the director’s duty of loyalty to the Registrant or its stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	any unlawful payments related to dividends or unlawful stock purchases, redemptions or other distributions; or

•	any transaction from which the director derived an improper personal benefit.

These limitations of liability do not alter director liability under the federal securities laws and do not affect the availability of equitable remedies such as an injunction or rescission.

•

In addition, the Registrant’s amended and restated bylaws provide that the Registrant will indemnify its directors, officers and, in the discretion of the Registrant’s board of directors (“Board”), certain employees to the fullest extent permitted by the DGCL, as it now exists or may in the future be amended; and

•

The Registrant will advance expenses, including attorneys’ fees, to its directors and, in the discretion of its Board, to its officers and certain employees, in connection with legal proceedings relating to their service for or on behalf of the Registrant, subject to limited exceptions.

The Registrant has entered into indemnification agreements, and intends to continue to enter, into separate indemnification agreements with its directors and executive officers. These agreements provide that the Registrant will indemnify each of the directors and executive officers to the fullest extent permitted by Delaware law. The Registrant will advance expenses, including attorneys’ fees (but excluding judgments, fines and settlement amounts), to each indemnified director or executive officer in connection with any proceeding in which indemnification is available and the Registrant will indemnify its directors and officers for any action or proceeding arising out of that person’s services as a director or officer brought on behalf of the Registrant or in furtherance of the Registrant’s rights. Additionally, certain of the Registrant’s directors may have certain rights to indemnification, advancement of expenses or insurance provided by their affiliates or other third parties, which indemnification relates to and might apply to the same proceedings arising out of such director’s services as a director referenced herein. Nonetheless, the Registrant has agreed in the indemnification agreements that its obligations to those same directors are primary and any obligation of such affiliates or other third parties to advance expenses or to provide indemnification for the expenses or liabilities incurred by those directors are secondary.

The Registrant also maintains general liability insurance which covers certain liabilities of the Registrant’s directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers, including liabilities under the Securities Act. The limitation of liability and indemnification provisions in the Registrant’s charter and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit the Registrant and its stockholders. A stockholder’s investment may be harmed to the extent the Registrant pays the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

The Registrant has sold the securities described below within the past three years which were not registered under the Securities Act. All of the sales listed below were made pursuant to an exemption from registration afforded by Section 4(a)(2) of the Securities Act.

PIPE Shares

Concurrently with the execution of the Merger Agreement, Ikena entered into a Subscription Agreement with the PIPE Investors, pursuant to which, following the closing of the Merger, the PIPE Investors subscribed for and purchased an aggregate of 2,508,337 shares of Ikena Common Stock, after giving effect to the Reverse Stock Split, at a price of approximately $29.90 per share for aggregate gross proceeds of approximately $75.0 million.

Plan-Related Issuances

On July 28, 2025, the Registrant granted (i) inducement stock options to purchase 436,080 shares of common stock to Kristin Yarema, Ph.D. pursuant to the Registrant’s 2025 Inducement Plan and (ii) an option to purchase 24,435 shares of the Registrant’s common stock pursuant to the Registrant’s 2025 Plan.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)	Exhibits.

Exhibit Number	Description

2.1+	Agreement and Plan of Merger, dated December 23, 2024, by and among the Registrant, Insight Merger Sub I, Insight Merger Sub II, and Inmagene Biopharmaceuticals (incorporated by reference to Exhibit 2.1 to the Registrant’s Current Report on Form 8-K (File No. 001-40287) filed with the SEC on December 23, 2024).

3.1	Fifth Amended and Restated Certificate of Incorporation of the Registrant (Incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K (File No. 001-40287) filed with the SEC on March 30, 2021).

3.2	Certificate of Amendment to the Fifth Amended and Restated Certificate of Incorporation of the Registrant, dated July 25, 2025 (Stock Split Amendment) (incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K (File No. 001-40287) filed with the SEC on July 29, 2025).

3.3	Certificate of Amendment to the Fifth Amended and Restated Certificate of Incorporation of the Registrant, dated July 25, 2025 (Name Change Amendment) (incorporated by reference to Exhibit 3.2 to the Registrant’s Current Report on Form 8-K (File No. 001-40287) filed with the SEC on July 29, 2025).

3.4	Amended and Restated Bylaws of the Registrant (incorporated by reference to Exhibit 3.2 to the Registrant’s Current Report on Form 8-K (File No. 001-40287) filed with the SEC on March 30, 2021).

3.5	Certificate of Designations of Series A Non-Voting Convertible Preferred Stock of the Registrant (incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K (File No. 001-40287) filed with the SEC on August 7, 2023).

4.1	Fourth Amended and Restated Investors’ Rights Agreement by and among the Registrant and certain of its stockholders, dated as of December 18, 2020 (incorporated by reference to Exhibit 4.2 to the Registrant’s Registration Statement on Form S-1 (File No. 333-253919) filed with the SEC on March 5, 2021).

4.2	Registration Rights Agreement by and among the Registrant and the parties thereto, dated July 25, 2025 (incorporated by reference to Exhibit 10.8 to the Registrant’s Current Report on Form 8-K (File No. 001-40287) filed with the SEC on July 29, 2025).

5.1	Opinion of Cooley LLP.

10.1#	The Registrant’s 2019 Stock Incentive Plan, and form of stock option notice, and award agreement and restricted stock unit award agreement thereunder (incorporated by reference to Exhibit 10.1 to the Registrant’s Registration Statement on Form S-4 (File No. 333-285881) filed with the SEC on March 18, 2025).

10.2#	The Registrant’s 2025 Equity Incentive Plan.

10.3#	Forms of Option Award Notice, Option Agreement and Notice of Exercise under the Registrant’s 2025 Equity Incentive Plan (incorporated by reference to Exhibit 10.21 to the Registrant’s Current Report on Form 8-K (File No. 001-40287) filed with the SEC on July 29, 2025).

10.4#	Forms of Restricted Stock Unit Grant Notice and Unit Award Agreement under the Registrant’s 2025 Equity Incentive Plan (incorporated by reference to Exhibit 10.22 to the Registrant’s Current Report on Form 8-K (File No. 001-40287) filed with the SEC on July 29, 2025).

Exhibit Number	Description

10.5#	The Registrant’s 2025 Employee Stock Purchase Plan.

10.6#	The Registrant’s 2025 Equity Inducement Plan and Forms of Stock Option Grant Notice, Option Agreement, and Notice of Exercise and Forms of RSU Grant Notice and RSU Agreement thereunder (incorporated by reference to Exhibit 99.1 to the Registrant’s Current Report on Form 8-K (File No. 001-40287) filed with the SEC on August 1, 2025).

10.7#	2016 Stock Incentive Plan of the Registrant, and form of award agreements thereunder (incorporated by reference to Exhibit 10.1 to the Registrant’s Registration Statement on Form S-1 (File No. 333-253919) filed with the SEC on March 5, 2021).

10.8	Form of Lock-Up Agreement (incorporated by reference to Exhibit 10.6 to the Registrant’s Current Report on Form 8-K (File No. 001-40287) filed with the SEC on December 23, 2024).

10.9‡	Subscription Agreement dated as of December 23, 2024, by and among the Registrant and certain parties thereto (incorporated by reference to Exhibit 10.7 to the Registrant’s Current Report on Form 8-K filed with the SEC on December 23, 2024).

10.10#	Form of Indemnification Agreement by and between the Registrant and each of its directors and executive officers.

10.11	Contingent Value Rights Agreement by and between the Registrant and Computershare Trust Company, N.A., as rights agent, dated July 25, 2025 (incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K (File No. 001-40287) filed with the SEC on July 29, 2025).

10.12	Contingent Value Rights Agreement by and among the Registrant, Inmagene Biopharmaceuticals and Computershare Trust Company, N.A., as rights agent, dated July 25, 2025 (incorporated by reference to Exhibit 10.3 to the Registrant’s Current Report on Form 8-K (File No. 001-40287) filed with the SEC on July 29, 2025).

10.13	Transition Services Agreement by and between the Registrant and Miragene Inc, dated July 25, 2025 (incorporated by reference to Exhibit 10.4 to the Registrant’s Current Report on Form 8-K (File No. 001-40287) filed with the SEC on July 29, 2025).

10.14‡†	Collaboration, Option and License Agreement by and between the Registrant and HUTCHMED Limited (formerly known as Hutchinson MediPharma Limited), dated January 5, 2021, as amended on April 21, 2023 and December 15, 2023 (incorporated by reference to Exhibit 10.11 to the Registrant’s Registration Statement on Form S-4 (File No. 333-285881) filed with the SEC on March 18, 2025).

10.15‡†	Cell Line License Agreement by and between the Registrant and WuXi Biologics (Hong Kong) Limited, dated February 26, 2021 (incorporated by reference to Exhibit 10.12 to the Registrant’s Registration Statement on Form S-4/A (File No. 333285881) filed with the SEC on April 21, 2025).

10.16#	Offer Letter by and between the Registrant and Kristin Yarema, Ph.D., dated July 23, 2025 (incorporated by reference to Exhibit 10.9 to the Registrant’s Current Report on Form 8-K (File No. 001-40287) filed with the SEC on July 29, 2025).

10.17#	Employment Agreement by and between the Registrant and Jotin Marango, M.D., Ph.D., dated April 25, 2022 (incorporated by reference to Exhibit 10.10 to the Registrant’s Current Report on Form 8-K (File No. 001-40287) filed with the SEC on July 29, 2025).

10.18#	Amendment to Employment Agreement, dated July 15, 2025, by and between the Registrant and Jotin Marango, M.D., Ph.D. (incorporated by reference to Exhibit 10.4 to Registrant’s Quarterly Report on Form 10-Q (File No. 001-40287) filed with the SEC on July 24, 2025).

Exhibit Number	Description

10.19#	Offer Letter, by and between the Registrant and Yufang Lu, dated December 11, 2022 (incorporated by reference to Exhibit 10.6 to the Registrant’s Registration Statement on Form S-4 (File No. 333-285881) filed with the SEC on March 18, 2025).

10.20#	Employment Agreement by and between the Registrant and Mark Manfredi, Ph.D., dated March 5, 2021 (incorporated by reference to Exhibit 10.14 to the Registrant’s Current Report on Form 8-K (File No. 001-40287) filed with the SEC on July 29, 2025).

10.21#	Severance Rights Agreement, dated October 8, 2024, by and between the Registrant and Yufang Lu (incorporated by reference to Exhibit 10.9 to the Registrant’s Registration Statement on Form S-4 (File No. 333-285881) filed with the SEC on March 18, 2025).

10.22#	Separation Agreement, dated July 23, 2025, by and between the Registrant and Jonathan Wang (incorporated by reference to Exhibit 10.18 to the Registrant’s Current Report on Form 8-K (File No. 001-40287) filed with the SEC on July 29, 2025).

16.1	Letter from Ernst & Young LLP to the SEC dated August 5, 2025 (incorporated by reference to Exhibit 16.1 to the Registrant’s Current Report on Form 8-K (File No. 001-40287) filed with the SEC on August 5, 2025).

21.1	Subsidiaries of the Registrant.

23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.

23.2	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.

23.3	Consent of Cooley LLP (included in Exhibit 5.1)

24.1	Power of Attorney (included on signature page)

107	Filing Fee Table

101.INS	Inline XBRL Instance Document-the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.

101.SCH	Inline XBRL Taxonomy Extension Schema Document.

101.CAL	Inline XBRL Taxonomy Calculation Linkbase Document.

101.DEF	Inline XBRL Taxonomy Definition Linkbase Document.

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101).

#	Indicates management contract or compensatory plan, contract or arrangement.
+

The annexes, schedules, and certain exhibits to this agreement have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Registrant hereby agrees to furnish supplementally a copy of any omitted annex, schedule or exhibit to the SEC upon request.

‡	Portions of the exhibit were omitted pursuant to Regulation S-K Item 601(a)(5) and 601(a)(6). The Registrant agrees to furnish to the SEC a copy of any omitted portions of the exhibit upon request.
†	Certain portions of this exhibit (indicated by asterisks) have been omitted because they are not material and are the type of information that the Company treats as private or confidential.

(b)

Financial Statement Schedules. All financial statement schedules are omitted because the information called for is not required or is shown either in the consolidated financial statements or in the notes thereto.

ITEM 17. UNDERTAKINGS.

(a)	The undersigned Registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)

To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Filing Fee Tables” or “Calculation of Registration Fee” table, as applicable, in the effective registration statement; and

(iii)

To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

Provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) of this section do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the SEC by the registrant pursuant to section 13 or section 15(d) of the Exchange Act that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2)

That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)

That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A (§ 230.430A of this chapter), shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(b)

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities

(other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California, on September 8, 2025.

ImageneBio, Inc.

By:	/s/ Kristin Yarema
Kristin Yarema, Ph.D.
Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Kristin Yarema, Ph.D. and Jotin Marango, M.D., Ph.D., and each of them, as his or her true and lawful attorney-in-fact and agent with full power of substitution, for him or her in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact, proxy and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact, proxy and agent, or his or her substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ Kristin Yarema Kristin Yarema, Ph.D.	Chief Executive Officer and Director (Principal Executive Officer)	September 8, 2025

/s/ Jotin Marango Jotin Marango, M.D., Ph.D.	Chief Financial Officer (Principal Financial Officer)	September 8, 2025

/s/ Erin Butler Erin Butler	Senior Vice President, Finance and Administration (Principal Accounting Officer)	September 8, 2025

/s/ Jonathan Jian Wang Jonathan Jian Wang, Ph.D., MBA	Chair of the Board	September 8, 2025

/s/ David P. Bonita David P. Bonita, M.D.	Lead Independent Director	September 8, 2025

/s/ Otello Stampacchia Otello Stampacchia, Ph.D.	Director	September 8, 2025

/s/ Weiguo Su Weiguo Su, Ph.D.	Director	September 8, 2025

/s/ Stephen Hui Wang Stephen Hui Wang, MBA	Director	September 8, 2025